As filed with the Securities and Exchange Commission on February 13, 2002.
Registration No. 333-73022

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2

to
Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

HEARx LTD.

(Exact name of the registrant as specified in its charter)

Delaware	5990	22-2748248
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1250 Northpoint Parkway

West Palm Beach, Florida 33407
(561) 478-8770
(Address and telephone number
of the registrant’s principal executive offices)

Dr. Paul A. Brown

Chairman and Chief Executive Officer
HEARx LTD.
1250 Northpoint Parkway
West Palm Beach, Florida 33407
(561) 478-8770
(Name, address and telephone number of agent for service)

Copies to:

LaDawn Naegle
Bryan Cave LLP
700 Thirteenth Street, NW
Washington, DC 20005
(202) 508-6046

     Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the Registration Statement becomes effective and the consummation of the transaction described herein.

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement offering.  ☐

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Additional Amount	Offering Price	Aggregate Offering	Amount of
Securities to be Registered	to be Registered	Per Unit	Price	Registration Fee

Common stock, $.10 par value per share(1)(2)	4,041,441(1)	$1.03(3)	$4,162,684(3)	$383

(1)	Represents additional shares of the Registrant’s common stock to be issued from time to time under the HearUSA 2002 Flexible Stock Plan. In accordance with Rule 416, this registration statement also shall register any additional shares of the Registrant’s common stock that may become issuable pursuant to stock splits, stock dividends, or similar transactions.

(2)	Includes the preferred stock purchase rights associated with the common stock.

(3)	Estimated solely for purposes of calculating the registration fee under Rule 457(f)(1) based upon the average of the high and low prices reported on the American Stock Exchange of $1.03 for the Registrant’s common stock on February 7, 2002.

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting any offer to buy these securities in any state where the offer or sale is not permitted.

      SUBJECT TO COMPLETION, DATED FEBRUARY 13, 2002

HEARx LTD.

HELIX HEARING CARE OF AMERICA CORP.

           To the Stockholders of HEARx Ltd. and Helix Hearing Care of America Corp.:

      After careful consideration, the board of directors of HEARx and Helix have approved a combination of HEARx and Helix through a plan of arrangement under Canadian law. When the arrangement is completed, Helix will become an indirect subsidiary of HEARx and HEARx will change its name to HearUSA, Inc. Each share of Helix common stock will be exchanged for 0.3537 shares of HEARx common stock or 0.3537 exchangeable shares of a Canadian subsidiary of HEARx. Each exchangeable share is exchangeable for one share of HEARx common stock. Only Helix stockholders who are Canadian residents may elect to receive exchangeable shares. Based on the number of Helix common shares currently outstanding, up to 14.61 million shares of HEARx common stock representing approximately 51% of outstanding HEARx shares will be issued to Helix stockholders in connection with the arrangement. HEARx common stock is listed on the American Stock Exchange under the trading symbol “EAR” and on February 11, 2002, HEARx common stock closed at $1.06 per share.

      The transaction is structured to be Canadian tax deferred to Canadian resident Helix stockholders who validly elect to receive exchangeable shares and taxable to U.S. resident Helix stockholders. Canadian resident Helix stockholders should note that amendments have been proposed to the Canadian Income Tax Act that may require holders of exchangeable shares or HEARx common stock to report as income (or loss) annual changes in the value of such shares accruing after the date fixed by law on a “mark-to-market” basis.

      The accompanying joint proxy statement/prospectus provides detailed information about the arrangement and the related proposals to be voted on at your company’s special meeting. Formal notices of the stockholders meetings of each company appear in the accompanying joint proxy statement/prospectus. Please give all of the information contained in the joint proxy statement/prospectus your careful attention. You should carefully consider the discussion in the section entitled “Risk Factors” beginning on page 13 of the joint proxy statement/prospectus.

      The principal stockholders of Helix, who together hold approximately 47% of the outstanding Helix common shares, have agreed to vote in favor of the arrangement, in each case subject to the terms and conditions of a stockholders agreement described in the accompanying joint proxy statement/prospectus. In addition, HEARx holds approximately 10.5% of currently outstanding Helix common shares, which it intends to vote in favor of the arrangement.

      We cannot complete the arrangement without the approval of the stockholders of HEARx and Helix. We hope you will be able to attend your company’s meeting. Your vote is very important. Whether or not you plan to attend your company’s meeting, please complete, sign, date and return the accompanying proxy card in the enclosed self-addressed stamped envelope. Returning the proxy does not deprive you of your right to attend your company’s meeting and to vote your shares in person. Special instructions together with a letter of transmittal and election form for use by Helix stockholders to receive certificates for the exchangeable shares or HEARx common stock under the arrangement are enclosed. Thank you for your consideration of this matter.

Dr. Paul A. Brown Chairman and Chief Executive Officer HEARx Ltd.	Steve Forget President and Chief Executive Officer Helix Hearing Care of America Corp.

      Neither the Securities and Exchange Commission nor any state or Canadian securities commission has approved or disapproved the arrangement described in the joint proxy statement/prospectus or the shares of HEARx common stock to be issued in connection with the arrangement, or determined if the joint proxy statement/prospectus is accurate or inadequate. Any representation to the contrary is a criminal offense.

      This joint proxy statement/prospectus is dated           , 2002, and is first being mailed to stockholders on or about           , 2002.

HEARx LTD.

1250 Northpoint Parkway
West Palm Beach, Florida 33407

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To be Held on                         , 2002

To the Stockholders of HEARx Ltd.:

      NOTICE IS HEREBY GIVEN that a special meeting of the stockholders of HEARx Ltd. will be held on                          , 2002, at  at            a.m., Florida time, to vote on:

1.	approval of the issuance of HEARx common stock in connection with the plan of arrangement with Helix Hearing Care of America Corp.;

2.	approval of an amendment to our restated certificate of incorporation to increase the number of shares of our common stock and preferred stock authorized for issuance;

3.	approval of an amendment to our restated certificate of incorporation to change our name to “HearUSA, Inc.”;

4.	approval of the adoption of the HearUSA 2002 Flexible Stock Plan;

5.	the adjournment of the special meeting, if necessary, to permit the solicitation of additional proxies in the event there are not sufficient votes at the time of the special meeting to approve the above proposals; and

6.	such other business, if any, as may properly be brought before the meeting.

      Only holders of our common stock as of                     , 2002, our record date, are entitled to notice of and to vote at this meeting or any adjournments of the meeting. The list of stockholders entitled to vote will be available for inspection by any HEARx stockholder at the offices of HEARx, 1250 Northpoint Parkway, West Palm Beach, Florida 33407, for ten days prior to the meeting.

      You are cordially invited to attend this meeting in person. You may vote in person at the HEARx special meeting even if you have returned a proxy.

BY ORDER OF THE BOARD OF DIRECTORS

Dr. Paul A. Brown
Chairman and Chief Executive Officer

West Palm Beach, Florida

                    , 2002

      Your vote is important, regardless of the number of shares you own. Please complete, sign and date the enclosed proxy card and mail it promptly using the enclosed, pre-addressed, postage-paid envelope, so that your shares will be represented whether or not you attend the meeting. You may revoke your proxy at any time before the shares are voted at the meeting.

HELIX HEARING CARE OF AMERICA CORP.

7100, Jean-Talon East
Suite 610
Montreal, QC H1M 3S3

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To be Held on                         , 2002

To the Stockholders of Helix Hearing Care of America Corp.:

      NOTICE IS HEREBY GIVEN that a special meeting of the stockholders of Helix Hearing Care of America Corp., a Canadian corporation, will be held on                     , 2002, at                      at            a.m., Montreal time, for the following purposes:

1.	for the Helix stockholders to consider and to pass, with or without variation, a special resolution, the full text of which is set forth in Annex F to the accompanying joint proxy statement/ prospectus, approving an arrangement pursuant to section 192 of the Canada Business Corporations Act, all as more particularly described in the joint proxy statement/ prospectus; and

2.	such other business, if any, as may properly be brought before the meeting or any adjournment thereof.

      If you are not able to be present at the meeting, please exercise your right to vote by signing and returning the enclosed form of proxy (printed on blue paper) to Computershare Trust Company of Canada in the enclosed envelope so as to arrive not later than 5:00 p.m. (Montreal time) on                     , 2002, or, if the meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before the time the adjourned meeting is to be reconvened. Proxies may also be deposited with the scrutineers of the meeting, to the attention of the chairman of the meeting, immediately prior to the commencement of the meeting, or any adjournment or postponement thereof.

      Pursuant to the order of the Superior Court of Québec, District of Montreal dated                     , 2002, registered holders of common shares of Helix have been granted the right to dissent in respect of the arrangement resolution. If the arrangement becomes effective, a registered holder of common shares of Helix who dissents will be entitled to be paid the fair value of such common shares if Helix shall have received from such dissenting stockholder prior to 5:00 p.m. (Montreal time) on the business day preceding the meeting a written objection to the arrangement resolution and the dissenting stockholder shall have otherwise complied with the dissent procedures (which are described in the joint proxy statement/ prospectus under the heading “Dissenters’ or Appraisal Rights” and in Annex J). A notice of dissent should be delivered to the Assistant Chief Operating Officer and Director of Legal Affairs of Helix, 7100 Jean-Talon East, Suite 610, Montreal, Québec, H1M 3S3. Failure to comply strictly with such dissent procedures may result in the loss or unavailability of any right of dissent.

BY ORDER OF THE BOARD OF DIRECTORS

Steve Forget
President and Chief Executive Officer

Montreal, Québec

                    , 2002

REFERENCES TO ADDITIONAL INFORMATION

      This joint proxy statement/prospectus incorporates important business and financial information about HEARx and Helix from documents that are not included in or delivered with this joint proxy statement/ prospectus. This information is available to you without charge upon either written or oral request. You can obtain documents incorporated by reference in this joint proxy statement/prospectus by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

HEARx Ltd. 1250 Northpoint Parkway West Palm Beach, Florida 33407 561-478-8770	Helix Hearing Care of American Corp. 7100, Jean-Talon East, Suite 610 Montreal, Québec, Canada H1M 3S3 514-353-0001

      If you would like to request documents, please do so by                , in order to receive them before the special meetings.

      For additional sources of the documents incorporated by reference and other information about HEARx and Helix, see “Where You Can Find More Information” beginning on page 158.

QUESTIONS AND ANSWERS ABOUT THE HEARx/HELIX ARRANGEMENT
SUMMARY
RISK FACTORS
CURRENCY
FORWARD-LOOKING STATEMENTS
SELECTED FINANCIAL INFORMATION
SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED SELECTED FINANCIAL INFORMATION
MARKET PRICE AND DIVIDEND INFORMATION
COMPARATIVE MARKET PRICE DATA
COMPARATIVE PER SHARE DATA
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
GENERAL INFORMATION
THE ARRANGEMENT
Opinion of Yorkton Securities Inc.
Exchangeable Share Rights
FEDERAL INCOME TAX CONSIDERATIONS RELATING TO THE ARRANGEMENT
DESCRIPTION OF HEARx COMMON STOCK AND OTHER SECURITIES
HEARx Common Stock
COMPARISON OF STOCKHOLDERS’ RIGHTS
OTHER HEARx SPECIAL MEETING PROPOSALS
HEARx LTD.
Legal Proceedings
HELIX HEARING CARE OF AMERICA CORP.
Principal Stockholders of Helix
Security Ownership of Management
WHERE YOU CAN FIND MORE INFORMATION
LEGAL MATTERS
EXPERTS
DELIVERY OF DOCUMENTS TO STOCKHOLDERS
INDEX TO FINANCIAL STATEMENTS HEARx LTD.
ANNEX A
1. THE ARRANGEMENT
3. COVENANTS OF HEARX
4. FEES AND OTHER TERMINATION ARRANGEMENTS
9. MISCELLANEOUS
SCHEDULE A CONDITIONS PRECEDENT TO THE ARRANGEMENT
SCHEDULE G
SCHEDULE H REPRESENTATIONS AND WARRANTIES OF HELIX
SCHEDULE I REPRESENTATIONS AND WARRANTIES OF HEARx
ANNEX C VOTING AND EXCHANGE TRUST AGREEMENT
ARTICLE VI Concerning the Trustee
ARTICLE VII Compensation
ARTICLE VIII Indemnification and Limitation of Liability
ARTICLE IX Change of Trustee
ARTICLE X HEARx Successors
ARTICLE XI Amendments and Supplemental Trust Agreements
ARTICLE XII Termination
ARTICLE XIII General
SCHEDULE A NOTICE OF EXERCISE OF EXCHANGE RIGHT
SCHEDULE B NOTICE OF EXERCISE OF EXCHANGE RIGHT
ANNEX D SUPPORT AGREEMENT
ARTICLE I Definitions and Interpretation
ARTICLE II Covenants of Hearx and Hearx Acquisition
ANNEX E STOCKHOLDERS AGREEMENT
STOCKHOLDER’S AGREEMENT Exhibit A
ANNEX F Special Resolution for Helix Stockholders on Arrangement
ANNEX G
ANNEX I
ANNEX J Canada Business Corporation Act -- sec. 190 Dissenters’ Rights
Ex.8.1 Opinion of Bryan Cave LLP as to Tax Matters
Ex.8.2 Opinion of Fraser Milner Casgrain LLP
Form of 2002 Flexible Stock Plan
Ex. 23.3 Consent of BDO Seidman, LLP
Ex. 23.4 Consent of Deloitte & Touche LLP
Ex. 23.5 Consent of Demers Beaulne & Associes
Ex. 23.6 Consent of PriceWaterhouseCoopers LLP
Ex. 23.7 Consent of Raymond James
Ex. 23.8 Consent of Ernst&Young Corp. Finance Inc.
Consent of Yorkton Securities
Form of Proxy Card for HEARx lTD.

QUESTIONS AND ANSWERS ABOUT THE HEARx/ HELIX ARRANGEMENT

Q:	What is being proposed?

A:	We intend to combine the businesses of HEARx and Helix. To accomplish this, the boards of directors of HEARx and Helix are proposing an arrangement under Canadian law between Helix and HEARx, subject to final approval of the Superior Court of Québec. When the arrangement is completed, we expect to change the name of HEARx to HearUSA, Inc. and Helix will become an indirect subsidiary of HEARx.

Q:	Why are Helix and HEARx combining?

A:	HEARx and Helix believe that combining the two companies will result in a stronger and more competitive company capable of achieving greater financial strength, better access to capital markets and greater growth potential than either company would have on its own.

Q:	As a Helix stockholder, what will I receive in the arrangement?

A:	Under the arrangement, Helix stockholders, other than stockholders who exercise and perfect their dissent rights, have the option to receive as consideration for each Helix common share (a) 0.3537 shares of HEARx common stock, or (b) 0.3537 exchangeable shares of HEARx Canada Inc. Helix stockholders who are not Canadian residents for Canadian tax purposes will not be entitled to receive exchangeable shares.

The exchangeable shares will be the economic equivalent of HEARx common stock. Each exchangeable share will be exchangeable at any time at the option of the holder, for one share of HEARx common stock, subject to any anti-dilution adjustments. Until exchanged for HEARx common stock, (i) each exchangeable share outstanding will entitle the holder to one vote per share at all meetings of HEARx common stockholders; (ii) if any dividends are declared on HEARx common stock, an equivalent dividend must be declared on such exchangeable shares and (iii) in the event of the liquidation, dissolution or winding-up of HEARx Canada Inc., such exchangeable shares will be exchanged for an equivalent number of shares of HEARx common stock. See “The Arrangement — Description of Exchangeable Shares; The Voting and Exchange Trust Agreement; and The Support Agreement.” The exchangeable shares provide an opportunity for Canadian resident stockholders of Helix to achieve a Canadian tax deferral for as long as the exchangeable shares are held. Proposed amendments to the Canadian Income Tax Act generally applicable to investments by Canadian residents in certain non-resident corporations may require the holders of exchangeable shares or HEARx common stock to report as income or loss on such shares annual changes in the value of such shares accruing after the date fixed by law on a “mark-to-market” basis. The exchangeable shares will be subject to mandatory exchange on and after the fifth anniversary of the effective date of the arrangement, subject to earlier mandatory exchange in certain circumstances.

Q:	As a HEARx stockholder, what will I receive in the arrangement?

A:	If you own HEARx common stock, your shares of HEARx common stock will remain outstanding after the arrangement.

Q:	What vote is required to approve the arrangement?

A:	To approve the arrangement, holders of at least two-thirds of the Helix common shares voted at the special meeting in person or by proxy must vote in favor of the arrangement. Holders of at least a majority of the shares of HEARx common stock outstanding must vote in favor of the proposed amendments of the HEARx certificate of incorporation. Holders of a majority of the HEARx shares present at the meeting in person or by proxy must vote in favor of the issuance of the HEARx common stock in connection with the arrangement, the approval of the adoption of the new HearUSA 2002 Flexible Stock Plan and the adjournment of the meeting, if necessary, to permit the solicitation of additional proxies.

i

Q:	Do the companies recommend voting in favor of the transaction?

A:	Yes. The board of directors of HEARx and the board of directors of Helix approved the merger agreement and recommend that their respective stockholders vote in favor of the proposals to approve the transaction.

Q:	Will I have dissenters’ or appraisal rights?

A:	Under applicable law, dissenters’ rights are not available to the holders of HEARx common stock. Dissenters’ rights are available to the holders of Helix common shares, as described in the section entitled “The Arrangement — Dissenters’ or Appraisal Rights.”

Q:	When do the companies expect to complete the arrangement?

A:	We are working to complete the arrangement as quickly as possible. Currently, we expect to complete the arrangement before the end of the second quarter of 2002, subject to stockholder and court approval.

Q:	What are the income tax consequences of the arrangement for Helix stockholders?

A:	Helix stockholders should read carefully the information under “Federal Income Tax Considerations Relating to the Arrangement — Canadian Federal Income Tax Considerations for Helix Stockholders.” No advance income tax rulings have been sought or obtained with respect to any of the transactions described herein.

The exchange of Helix common shares for exchangeable shares by Canadian resident Helix stockholders who hold their Helix common shares as capital property and file a joint election with HEARx Canada Inc. will allow for a full or partial deferral of any Canadian federal income tax that would otherwise become payable. An election form (printed on yellow paper) for use by Helix shareholders to make the tax election is enclosed with this joint proxy statement/prospectus. The exchange by a Canadian resident Helix stockholder of Helix common shares for HEARx common stock will be a taxable transaction to such Helix stockholder. See “Federal Income Tax Considerations Relating to the Arrangement — Canadian Federal Income Tax Considerations for Helix Stockholders.”

The exchange by a U.S. resident holder of Helix common shares held as a capital asset for HEARx common stock pursuant to the arrangement will result in recognition of capital gain or loss to such holder.

The tax consequences of the arrangement to you will depend on your own situation. Stockholders should consult their tax advisors for a full understanding of these tax consequences.

Q:	What are the income tax consequences of the arrangement for HEARx stockholders?

A:	HEARx stockholders will not recognize any gain or loss for U.S. federal income tax purposes as a result of the arrangement.

Q:	When and where are the stockholders’ meetings?

A:	The HEARx special meeting will be held at , on , 2002, at a.m., Florida time.

The Helix special meeting will be held at , on , 2002, at a.m., Montreal time.

Q:	Who can vote?

A:	All record holders of HEARx common stock at the close of business on , 2002, can vote at the HEARx special meeting.

All record holders of Helix common shares at the close of business on , 2002, can vote at the Helix special meeting.

Q:	What do I do to vote?

A:	After reading this joint proxy statement/prospectus, you should cast your vote by mail, by proxy or in person at your company’s meeting. To cast your vote by mail, complete, date, sign and mail the enclosed proxy card in the enclosed, postage pre-paid envelope. Votes cast by mail must be received prior to the vote at the meeting in order to be counted. When you cast your vote using the proxy card, you also appoint certain members of your company’s management as your representatives, or proxies, at the meeting. They will vote your shares at the meeting in accordance with your instructions on the proxy card. You also may vote in person at the meeting. If you hold your shares in street name, then you must contact your broker or other nominee and request a legal proxy to vote in person at the meeting.

Q:	What happens if I do not indicate my preference for or against a particular proposal?

A:	If you submit a proxy without specifying the manner in which you would like your shares to be voted on a particular proposal, your shares will be voted “FOR” that proposal.

Q:	If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A:	If you do not provide your broker with instructions on how to vote your “street name” shares on a particular proposal, your broker may not be permitted to vote those shares on that proposal. Therefore, you should be sure to provide your broker with specific instructions as to how to vote your shares on each proposal presented.

Q:	What does it mean if I receive more than one proxy card?

A:	It means that you have multiple accounts with the transfer agent and/or with stockbrokers. Please sign and return all proxy cards that you receive in order to ensure that all of your shares are voted.

Q:	What if I vote by proxy and then change my mind?

A:	You can revoke your proxy by attending your company’s meeting and casting your vote in person, by submitting a new proxy with a later date by mail in time so that the new proxy card is received before your company’s meeting, or by writing to your company. Your last vote will be the vote that is counted.

Q:	How will my shares be listed for trading?

A:	The HEARx common stock is currently listed on the American Stock Exchange. In addition, we intend to apply to list the HEARx common stock and the exchangeable shares on The Toronto Stock Exchange.

Q:	What do I do to receive my exchangeable shares or HEARx common stock?

A:	Enclosed with this joint proxy statement/prospectus is a letter of transmittal and election form which are being delivered only to Helix stockholders. The letter of transmittal and election form, when properly completed and signed and returned together with the certificate or certificates for Helix common shares and all other required documents to Computershare, at one of the addresses set out on the last page of the letter of transmittal and election form no later than , 2002, will enable each holder of Helix common shares to obtain a certificate for that number of exchangeable shares or HEARx common stock, or a combination thereof, equal to the number of Helix common shares previously held by such holder multiplied by the exchange ratio. A Canadian resident holder of Helix common shares will automatically receive exchangeable shares in exchange for its Helix common shares unless the holder elects to receive HEARx common stock.

Q:	Who can help answer other questions?

A:	If you have additional questions about the arrangement, you should contact:

HEARx stockholders:

HEARx Ltd.
1250 Northpoint Parkway
West Palm Beach, Florida 33407

Attn: Bryan Burgett

Telephone: (561) 478-8770

Helix stockholders:

Helix Hearing Care of America Corp.
7100, Jean-Talon East, Suite 610
Montreal, Québec, Canada H1M 3S3

Attn: François Tellier

Telephone: (514) 353-0001

SUMMARY

      The following summary highlights selected information from this joint proxy statement/prospectus and may not contain all of the information that is important to you. You should read this entire joint proxy statement/prospectus and attachments carefully, especially the “Risk Factors” beginning on page 13 and the merger agreement.

The Companies

     HEARx Ltd.

      HEARx Ltd. operates a network of company-owned and operated hearing care centers that provide a full range of audiological products and services for the hearing impaired. HEARx serves three geographic markets: Florida (including Miami, Fort Lauderdale, West Palm Beach, Tampa and Orlando), the Northeast (including the New York metropolitan area and New Jersey) and California (including Los Angeles and San Diego). HEARx’s strategy for increasing market penetration includes advertising to the non-insured self-pay patient market and positioning HEARx as the leading provider of hearing care to the managed care marketplace in its geographic markets. HEARx believes it is well positioned to successfully address the concerns of access, quality and cost for the patients of managed care and other health insurance companies, diagnostic needs of referring physicians and, ultimately, the hearing health needs of consumers. HEARx believes that such success results from its ability to offer convenient distribution points, a quality assurance program and centers with standardized credentializing, procedures, policies, testing, formats, products, prices and ancillary services.

      HEARx and its subsidiary HEARx West LLC, a joint venture with Kaiser Permanente, currently receive a per-member-per-month fee for more than 1.3 million managed care members. In total, HEARx services over 170 benefit programs for hearing care with various health maintenance organizations (HMOs), preferred provider organizations (PPOs), insurers, benefit administrators, and healthcare providers. In recent years, HEARx has increased its attention to the self-pay market, focusing on advertising and marketing programs directed to the uninsured patient. HEARx intends to increase its sales to these patients, introducing competitive price points to the public through advertising and marketing programs that include newspaper ads, direct mail, and telemarketing.

      HEARx currently operates a total of 80 full service centers and two part-time centers in Florida, New York, New Jersey and through HEARx West, in California.

      HEARx was incorporated in Delaware on April 11, 1986. HEARx formed its joint venture, HEARx West LLC, with Kaiser Permanente in 1998. HEARx’s principal corporate office is located at 1250 Northpoint Parkway, West Palm Beach, Florida 33407 and its telephone number is (561) 478-8770.

      HEARx Canada Inc. is an indirect subsidiary of HEARx. HEARx Canada Inc. was incorporated under the laws of Canada on November 7, 2001, for the sole purpose of participating in the arrangement. HEARx Canada Inc. currently has nominal assets and activities. After the arrangement is completed, HEARx Canada Inc. will be a holding company that holds all of the outstanding Helix common shares other than those held by HEARx or HEARx Acquisition ULC.

      HEARx Acquisition ULC is a wholly owned subsidiary of HEARx. HEARx Acquisition ULC is an unlimited liability company formed under the laws of the Province of Nova Scotia on October 3, 2001, for the sole purpose of participating in the arrangement. HEARx Acquisition ULC holds all of the outstanding common shares of HEARx Canada Inc. HEARx Acquisition ULC will deliver HEARx common stock in exchange for Helix common shares to those holders of Helix common shares electing to receive HEARx common stock under the arrangement and will hold the call rights related to the exchangeable shares.

     Helix Hearing Care of America Corp.

      Helix, through its primary operating subsidiaries, manages and provides supply services to a large network of hearing health care clinics in the Province of Québec, Canada and owns and operates hearing health care clinics in the Province of Ontario, Canada and in nine states in the United States. Helix offers a variety of services in the hearing health care field including the provision of facilities, management, administrative and technical support, supply services and marketing support, to hearing health care professionals. In general, clinics managed by Helix offer hearing impaired people a complete range of products and services, including sophisticated hearing instruments and assistive listening devices designed to improve the quality of life. Helix currently manages a total of 128 clinics in the United States and Canada.

      Helix offers services related to the management of hearing care professional offices including:

•	inventory purchasing and management;

•	office service support;

•	new products and services introduction and marketing;

•	general administration;

•	training and seminars for staff; and

•	setting up and training for the patient management software.

      Helix was formed on August 26, 1996 by Articles of Incorporation issued pursuant to the provisions of the Business Corporations Act (Alberta). On July 9, 1999, the articles were amended to allow the continuance of Helix under the Canada Business Corporations Act. The articles of Helix were again modified on November 30, 2000, to allow for the amalgamation of Helix and its subsidiary, Regional Hearing Consultants, Inc. Helix’s principal corporate office is located at 7100, Jean-Talon East, Suite 610, Montreal, Québec, Canada H1M 3S3 and its telephone number is (514) 353-0001.

      Helix has established a U.S. holding company, Helix Hearing Care of America (U.S.A.) Corp., to facilitate its acquisition of hearing clinics located in the United States through wholly owned subsidiaries of Helix U.S.A. For example, Helix has established wholly owned indirect subsidiaries to acquire and operate clinics in Massachusetts, Minnesota, Michigan, Missouri, New York, Ohio, Pennsylvania, Washington and Wisconsin.

The Arrangement

      This joint proxy statement/prospectus describes the proposed business combination of HEARx and Helix through an arrangement under Canadian law between Helix and HEARx pursuant to the merger agreement discussed below. The arrangement is subject to approval of the stockholders of HEARx and Helix and final approval by the Superior Court of Québec. When the arrangement is completed, Helix will become an indirect subsidiary of HEARx. The merger agreement is the primary legal document that governs the arrangement. The merger agreement is attached as Annex A to this joint proxy statement/prospectus and is incorporated herein by this reference. We encourage you to read the merger agreement in its entirety.

     Recommendations of the Boards and Reasons for the Arrangement

      The board of directors of HEARx believes that the arrangement is advisable, fair to and in the best interests of HEARx stockholders and recommends that HEARx stockholders vote “FOR” approval of the issuance of the HEARx common stock under the arrangement and “FOR” approval of the related proposals to amend the HEARx certificate of incorporation and to adopt the new flexible stock plan for employees. See “The Arrangement — Recommendations of the HEARx Board of Directors and Reasons for the Arrangement.”

      The board of directors of Helix believes that the arrangement is advisable, fair to and in the best interests of Helix stockholders and recommends that Helix stockholders vote “FOR” approval of the arrangement. See “The Arrangement — Recommendations of the Helix Board of Directors and Reasons for the Arrangement.”

      In the course of evaluating the arrangement, HEARx and Helix identified several business benefits that they believe will contribute to the success of the combined company. These potential benefits include the following:

•	The arrangement provides HEARx and Helix with an opportunity to add an established store base in certain markets where the other is not operating currently, thus facilitating both companies’ nationwide expansion plans.

•	Helix’s HearUSA network business strategy is consistent with HEARx’s network strategy in its proposed business venture with Siemens and, through the arrangement, allows both companies to launch a national network business on an accelerated timeframe.

•	The arrangement is expected to permit a reduction in corporate overhead expenses and the achievement of operating efficiencies and economies of scale.

•	Although the issuance of HEARx common stock may have a short term dilutive effect on earnings per share, the arrangement is expected to contribute to earnings per share over the long term.

•	The strong corporate management of HEARx and Helix is complementary in that HEARx is an experienced hearing center operator while Helix has experience in hearing center acquisition and integration. The combined company will benefit through a larger pool of skilled and experienced managers.

•	The similar industry consolidator format and operating philosophy of the two companies will help facilitate a combination of the businesses.

•	The fact that Canadian resident holders of Helix common shares who hold their Helix common shares as capital property and file a joint election with HEARx Canada Inc. will be able to exchange their Helix common shares for exchangeable shares under the arrangement on a tax-deferred basis under Canadian federal income tax legislation.

•	Helix stockholders will be entitled to receive or acquire exchangeable shares and HEARx common stock such that they will continue to participate in the hearing aid industry through HEARx, a widely held US public company with a strong market position, better geographic diversity of operations and greater liquidity than Helix.

      In considering the transaction, HEARx and Helix also recognized potentially negative risks to the transaction, including that the potential benefits may not be realized, the uncertainties of operating a network business, that key management personnel might not remain employed by the combined corporations, fluctuations in the price of HEARx common stock prior to the closing of the arrangement and the fact that Helix stockholders may realize taxable gain on exchange of their Helix shares or the exchangeable shares for HEARx common stock.

      See “The Arrangement — Recommendations of the HEARx Board of Directors and Reasons for the Arrangement” and “The Arrangement — Recommendations of the Helix Board of Directors and Reasons for the Arrangement”.

     Share Ownership of Management and Voting Intent

      On the record date, HEARx directors and executive officers owned                               outstanding shares of HEARx common stock representing approximately           % of the outstanding shares. These directors and executive officers have indicated that they intend to vote “FOR” all of the HEARx proposals.

      On the record date, Helix directors and executive officers beneficially owned or had voting control or direction over      outstanding Helix common shares representing approximately           % of the outstanding shares. These directors and executive officers have indicated that they intend to vote “FOR” the arrangement proposal.

      The principal stockholders of Helix, including some of Helix’s directors and executive officers, who together hold approximately 47% of the outstanding Helix common shares, have entered into a stockholders agreement with HEARx pursuant to which they each have irrevocably agreed to vote their Helix common shares in favor of the arrangement, against any acquisition proposal from a party other than HEARx and, with the exception of certain permitted transfers, not to sell or otherwise transfer any of their Helix common shares prior to the effective time of the arrangement. In addition, HEARx holds approximately 10.5% of currently outstanding Helix common shares, which it intends to vote in favor of the arrangement.

     Fairness Opinions

      Raymond James & Associates, Inc. (“Raymond James”) has delivered to the board of directors of HEARx a written opinion that, as of July 27, 2001, the exchange ratio provided for in the arrangement was fair, from a financial point of view, to the stockholders of HEARx. See “The Arrangement — Opinion of Raymond James.”

      The full text of the written opinion of Raymond James is attached as Annex G. The fairness opinion describes important exceptions, assumptions and limitations and should be read carefully and in its entirety. Raymond James’s opinion is directed to the board of directors of HEARx and does not constitute a recommendation to any stockholder with respect to any matter relating to the arrangement.

      The board of directors of Helix has received two written opinions regarding the fairness of the consideration to be received by the stockholders of Helix.

      The board of directors of Helix received the first written opinion on July 11, 2001, from Ernst & Young Corporate Finance Inc. (“EYCF”). The opinion provides that, as of July 11, 2001, except in certain circumstances, the consideration to be received by the stockholders of Helix pursuant to the merger agreement was fair to the stockholders of Helix from a financial point of view. The opinion provides that for Helix shareholders who want to dispose of a small block of their shares, the arrangement may not be fair from a financial point of view, if the market value of the HEARx common stock following the arrangement does not recover. See “The Arrangement — Opinion of Ernst & Young Corporate Finance Inc.”

      The second opinion was rendered by Yorkton Securities Inc. (“Yorkton”) to the board of directors of Helix on February 1, 2002. The Yorkton opinion provides that, as of February 1, 2002, the exchange ratio is fair, from a financial point of view, to the stockholders of Helix. See “The Arrangement — Opinion of Yorkton Securities Inc.”

      The full text of the written opinions of EYCF and Yorkton are attached as Annex H and Annex I. The fairness opinions describe important exceptions, assumptions and limitations and should be read carefully and in their entirety. The opinions are directed to the board of directors of Helix and do not constitute a recommendation to any stockholder with respect to any matter relating to the arrangement.

      We encourage you to read these opinions carefully.

     No Change in HEARx Shares

      After the arrangement, each certificate representing shares of HEARx common stock will, without any action on the part of HEARx stockholders, continue to represent HEARx common stock. HEARx stockholders do not need to exchange their stock certificates after the arrangement.

     Eligibility for Investment

      Provided that the exchangeable shares are listed on The Toronto Stock Exchange or another prescribed stock exchange in Canada, the exchangeable shares and exchangeable share rights will be qualified investments under the Canadian Income Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans. Further, if HEARx Canada Inc. maintains a substantial Canadian presence within the meaning of the Canadian Income Tax Act and if the exchangeable shares are listed on a prescribed stock exchange in Canada (which currently includes The Toronto Stock Exchange), the exchangeable shares and exchangeable share rights will not be foreign property under the Canadian Income Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and for certain other persons to whom such rule is applicable. HEARx common stock will be a qualified investment for such plans provided the stock remains listed on the American Stock Exchange or another prescribed stock exchange. The preferred share purchase rights related to the HEARx common stock will not be qualified investments for such plans. HEARx common stock and the related preferred share purchase rights will be deemed to be foreign property. See “Federal Income Tax Considerations Relating to the Arrangement — Canadian Federal Income Tax Considerations for Helix Stockholders — Eligibility for Investment in Canada.”

     Interests of Certain Persons in the Arrangement

      Some of the directors and executive officers of HEARx and Helix have interests in the arrangement that are different from, or are in addition to, the interests of their respective stockholders. These interests include the potential for positions as directors or executive officers of HEARx and the exchange of options to purchase Helix’s common shares for options to purchase shares of HEARx common stock. See “The Arrangement — Interests of Certain Persons in the Arrangement.”

     Ownership And Board Composition of HEARx after the Arrangement

      From and after the effective time of the arrangement, it is expected that the board of directors of HEARx shall be composed of Paul A. Brown (Chairman), Steve Forget (Vice Chairman), Stephen J. Hansbrough, Thomas W. Archibald, Joseph L. Gitterman III, David J. McLachlan, Martin Cousineau, Michel Labadie and Mark Wayne. See “Proposed Management of HEARx after the Arrangement.”

      Immediately following the arrangement, the executive officers and directors of HEARx will own approximately 30% of the outstanding HEARx common stock and exchangeable shares.

     Comparative Rights of Stockholders

      The rights of Helix stockholders are currently governed by Canadian corporate law and by Helix’s articles and bylaws. The rights of HEARx stockholders are currently governed by Delaware corporate law and HEARx’s certificate of incorporation and bylaws. If the arrangement is completed, the rights of Helix stockholders will change and their rights as HEARx stockholders will be governed by Delaware corporate law and HEARx’s certificate of incorporation and bylaws. While the rights and privileges of a stockholder of a Delaware corporation are, in many instances, comparable to those of stockholders of a Canadian corporation, there are differences. These differences include the following:

•	The Canada Business Corporations Act requires that corporate transactions such as amalgamations, continuances, sales, leases or exchanges of all or substantially all the property of the corporation, other than in the ordinary course of business, be approved by a special resolution approved by not less than two-thirds of the votes cast by the stockholders who voted in respect of the resolution, while Delaware General Corporation Law requires only the affirmative vote of a majority of the outstanding stock entitled to vote on such transactions.

•	Under the Canada Business Corporations Act, a special meeting of the stockholders may be called upon a request to the board of directors by the holders of not less than five percent of shares entitled to vote at the meeting. Under the bylaws of HEARx, stockholders are not permitted to call (or to require the board of directors to call) a special meeting of the stockholders.

•	The Canada Business Corporations Act provides that stockholders of a corporation who are entitled to vote on some matters are entitled to dissent rights with respect to those matters and to be paid the fair value of their shares when they exercise those rights. These matters include any amalgamation with another corporation, an amendment to the corporation’s articles to add, change or remove any provisions restricting the issue, transfer or transfer of ownership of shares, an amendment to the corporation’s articles to add, change or remove any restrictions upon the business or businesses that the corporation may carry on, and others. Under the Delaware General Corporation law, holders of shares of any class or series have the right to dissent from a merger or consolidation by demanding payment in cash for their shares equal to the fair value of such shares as determined by a court.

•	The Canada Business Corporations Act requires a board of directors of a publicly-traded corporation be composed of no fewer than three directors, at least two of whom are not officers or employees of that corporation or any of its affiliates, and that at least 25% of the directors of every corporation be resident Canadians. However, if the corporation has less than four directors, at least one director must be a resident Canadian. The Delaware General Corporation Law does not contain any independence or residency requirements for directors.

      These different provisions under Delaware law may be less favorable to Helix stockholders. Some of these differences may have the effect of delaying, deferring or preventing a change in control of HEARx or other transactions that might involve a premium price for HEARx shares or otherwise be in the best interests of HEARx stockholders. See “Comparison of Stockholders’ Rights.”

     HEARx Rights Agreement

      On December 14, 1999, the board of directors of HEARx approved the adoption of a stockholder rights plan, in which a dividend of one preferred share purchase right for each outstanding share of HEARx common stock was declared and payable to the stockholders of record on December 31, 1999. The rights will be exercisable only if a person or group acquires 15% or more of the HEARx common stock or announces a tender offer that would result in ownership of 15% or more of the HEARx common stock. The rights entitle the holder to purchase one one-hundredth of a share of Series H Junior Participating Preferred Stock at an exercise price of $28.00. The rights will expire on December 31, 2009. The HEARx board of directors has specifically excepted from operation of the rights plan the transactions contemplated by the merger agreement between HEARx and Helix and the HEARx board of directors has amended the rights plan to accommodate the existence of the exchangeable shares.

      See “Description of HEARx Common Stock and Other Securities — HEARx Rights Agreement.”

     Exchangeable Share Rights Plan

      Prior to the effective time of the arrangement, HEARx Canada, Inc. will adopt an exchangeable share rights plan substantially equivalent to the HEARx stockholder rights plan. Pursuant to the exchangeable share rights plan, each exchangeable share issued in the arrangement will have an associated exchangeable share right entitling the holder of such exchangeable share right to acquire additional exchangeable shares on terms and conditions substantially the same as the terms and conditions upon which a holder of HEARx common stock is entitled to purchase HEARx Series H Junior Participating Preferred Stock. The exchangeable share rights are intended to have characteristics essentially equivalent in economic effect to the HEARx rights. See “The Arrangement — Exchangeable Share Rights Agreement.”

     Accounting Treatment

      The arrangement, for accounting and financial reporting purposes, will be accounted for using the purchase method of accounting.

     Conditions of the Merger Agreement

      Completion of the arrangement is dependent upon the fulfillment of a number of conditions, including the following material conditions:

•	the arrangement and such other matters as require approval of the stockholders of HEARx and Helix to consummate the arrangement and the other transactions contemplated by the arrangement have been approved and adopted by the stockholders of HEARx and Helix;

•	all necessary regulatory and court approvals have been obtained;

•	all necessary consents from third parties have been obtained;

•	HEARx has obtained financing of a principal amount of no less than $25,000,000 with a lender on terms acceptable to HEARx and Helix;

•	there has not occurred any change in the business, operations, assets, or financial condition of Helix, which in the sole judgment of HEARx, is materially adverse to the business of Helix or to the value of the Helix shares;

•	HEARx has determined, in its sole judgment, that Helix has not taken any action that might make it inadvisable for HEARx to proceed with the arrangement, or that would be materially adverse to the business of Helix; and

•	Helix stockholders holding an aggregate of more than 5% of the outstanding common shares have not exercised their dissent rights.

      The merger agreement permits each of the parties to waive any of these conditions that are for its benefit. If a party elects to waive any of these conditions, this joint proxy statement/prospectus will be amended or supplemented, as appropriate, and will be recirculated to the affected stockholders if the waiver occurs prior to approval of the arrangement by the stockholders. See “The Arrangement — Conditions to Consummation.”

     Termination of the Merger Agreement and Payment of Fees

      The arrangement agreement may be terminated at any time prior to the effective date in the following circumstances:

•	by mutual written agreement;

•	by either Helix or HEARx, if the transaction has not been consummated on or prior to June 30, 2002, so long as the terminating party has not failed to fulfill any material obligation under the merger agreement that caused or resulted in the transaction failing to be consummated by that date;

•	by HEARx, if the board of directors of Helix has withdrawn, redefined or changed any of its recommendations or determinations concerning the arrangement in a manner adverse to HEARx or shall have resolved to do so prior to the effective time, in which case Helix shall pay a termination fee of $1 million;

•	by HEARx, if the board of directors of Helix has failed to reaffirm its recommendation of the arrangement by press statement within five days after the public announcement or commencement of a proposal by another company to acquire Helix, and in a director’s circular, if any, within 10 days after the mailing of any such proposal, in which case Helix shall pay a termination fee of $1 million;

•	by HEARx, if Helix consummates a merger or arrangement with another company, in which case Helix shall pay a termination fee of $1 million;

•	by HEARx, if Helix fails to comply with or breaches any of its any representations, warranties or covenants set forth in the arrangement agreement, in which case Helix shall pay a termination fee of $1 million;

•	by Helix, if the board of directors of HEARx has withdrawn, redefined or changed any of its recommendations or determinations concerning the arrangement in a manner adverse to Helix, in which case HEARx shall pay a termination fee of $1 million;

•	by Helix, if HEARx fails to comply with or breaches any of its any representations, warranties or covenants set forth in the merger agreement, in which case HEARx shall pay a termination fee of $1 million; and

•	by HEARx if any Helix shares are issued after July 27, 2001, upon conversion of certain convertible debentures or upon exercise of certain preemptive or subscription rights.

      See “The Arrangement — Termination of the Merger Agreement and the Payment of Fees.”

Regulatory Matters

      The completion of the arrangement is subject to obtaining governmental consents and approvals, including consents and approvals from, and notices to, The Toronto Stock Exchange, the Quebec Securities Commission and the Canadian Office of the Superintendent of Financial Institutions.

      HEARx has applied to and is waiting for approval from the Quebec Securities Commission to obtain relief from the prospectus and registration requirements for the issuance of the exchangeable shares to residents of Quebec. HEARx has also made application to and is waiting for approval from The Toronto Stock Exchange for the listing of the exchangeable shares and the HEARx common stock.

Court Approval and Completion of the Arrangement

      An arrangement under the Canada Business Corporations Act requires court approval. Before mailing this joint proxy statement/prospectus, Helix obtained an interim order of the court providing for the calling and holding of the meeting and other procedural matters.

      Subject to the approval of the arrangement by the Helix stockholders at the meeting, the hearing in respect of the final order is scheduled to take place on                     , 2002 at 10:00 a.m. (Montreal time) in room 2.16 of the Superior Court of Québec, District of Montreal, at 1, Notre-Dame Street East, Montreal, Québec. Any Helix stockholder who wishes to present evidence or arguments at the hearing must file and deliver an appearance and any affidavits on which it relies, in accordance with the rules of the court and the provisions of the interim order issued by the court. The court will consider, among other things, the fairness and reasonableness of the arrangement. The court may approve the arrangement unconditionally or subject to compliance with any conditions the court deems appropriate.

Other HEARx Proposals

      Stockholders of HEARx are also being asked to approve three other proposals.

•	To increase the number of shares of HEARx common stock authorized under its certificate of incorporation from 20,000,000 shares to 50,000,000 shares and to increase the number of shares of authorized preferred stock from 2,000,000 shares to 5,000,000 shares. The purpose of the proposed increase is to provide sufficient shares in connection with the arrangement and to ensure that additional shares will be available if and when needed for issuance from time to time after the arrangement.

•	To change the name of HEARx Ltd. to “HearUSA, Inc.” effective upon consummation of the arrangement.

•	To approve the adoption of the HearUSA 2002 Flexible Stock Plan to facilitate the issuance of replacement stock options to Helix employees and directors who currently hold Helix stock options.

      The HEARx board of directors recommends that you vote “FOR” each of the other proposals described above.

Organizational Structure

HEARx – Before the Arrangement

Helix – Before the Arrangement

Helix Subsidiaries

•	Les services de gestion

Hearing Care of America SGHCA Inc.

•	Les services d’approvisionnement Hearing Care of America SAHCA Inc.
•	Les services de location Hearing Care of America SLHCA Inc.
•	3371727 Canada Inc.
•	Helix Hearing Care of America (U.S.A.) Corp.
•	Helix Hearing Care of America (Ohio) Corp.
•	Helix Hearing Care of America (New York) Corp.
•	Helix Hearing Care of America (Missouri) Corp.
•	Helix Hearing Care of America (Wisconsin) Corp.
•	Helix Hearing Care of America (Minnesota) Corp.
•	Helix Hearing Care of America (Indiana) Corp.
•	Helix Hearing Care of America (Pennsylvania) Corp.
•	Helix Hearing Care of America (Arizona) Corp.
•	Helix Hearing Care of America (Washington) Corp.
•	Helix Hearing Care of America (Michigan) Corp.
•	American Hearing Centers, Inc.
•	Thomas W. Fell Co., Inc.
•	Auxiliary Health Benefits Corporation/NECP

HEARx – After the Arrangement

Helix Subsidiaries

•	Les services de gestion

Hearing Care of America SGHCA Inc.

•	Les services d’approvisionnement Hearing Care of America SAHCA Inc.
•	Les services de location Hearing Care of America SLHCA Inc.
•	3371727 Canada Inc.
•	Helix Hearing Care of America (U.S.A.) Corp.
•	Helix Hearing Care of America (Ohio) Corp.
•	Helix Hearing Care of America (New York) Corp.
•	Helix Hearing Care of America (Missouri) Corp.
•	Helix Hearing Care of America (Wisconsin) Corp.
•	Helix Hearing Care of America (Minnesota) Corp.
•	Helix Hearing Care of America (Indiana) Corp.
•	Helix Hearing Care of America (Pennsylvania) Corp.
•	Helix Hearing Care of America (Arizona) Corp.
•	Helix Hearing Care of America (Washington) Corp.
•	Helix Hearing Care of America (Michigan) Corp.
•	American Hearing Centers, Inc.
•	Thomas W. Fell Co., Inc.
•	Auxiliary Health Benefits Corporation/NECP

Selected Historical Consolidated Financial Information of HEARx

	Nine Months Ended		Year Ended

	September 29,	September 29,	December 29,	December 31,	December 25,	December 26,	December 27,
	2001	2000	2000	1999(1)	1998	1997	1996

	(Unaudited)	(Unaudited)
STATEMENT OF OPERATIONS DATA:
Net Revenues	$36,200,177	$41,425,575	$56,114,832	$47,476,764	$26,891,186	$23,316,260	$17,964,985
Total operating costs and expenses	42,574,880	43,700,322	59,696,818	52,010,728	39,159,599 (2)	33,359,436	26,168,145

Loss from operations	(6,374,703)	(2,274,747)	(3,581,986)	(4,533,964)	(12,268,413)	(10,043,176)	(8,203,160)

Non-operating income (expense)
Interest income	174,783	217,640	294,132	210,104	602,663	897,619	525,576
Interest expense	(417,325)	(22,502)	(28,723)	(27,713)	(62,492)	(58,444)	(181,395)

Loss before minority interest & equity in loss of joint venture	(6,617,245)	(2,079,609)	(3,316,577)	(4,351,573)	(11,728,242)	(9,204,001)	(7,858,979)
Minority Interest	—	—	—	347,677		—	—
Equity in loss of joint venture		—	—		(615,420)	—	—
Net Loss	(6,617,245)	(2,079,609)	(3,316,577)	(4,003,896)	(12,343,662)	(9,204,001)	(7,858,979)
Dividends on preferred stock	(649,237)	(564,623)	(1,346,872)	(821,387)	(587,893)	(1,992,123)	(10,036,507)

Net loss applicable to common Stockholders	$(7,266,482)	$(2,644,232)	$(4,663,449)	$(4,825,283)	$(12,931,555)	$(11,196,124)	$(17,895,486)

Loss per common share:
Basic and diluted, including dividends on preferred stock	$(0.56)	$(0.22)	$(0.39)	$(0.45)	$(1.28)	$(1.25)	$(2.51)

Weighted average number of common shares outstanding	12,938,350	11,826,380	11,834,388	10,775,006	10,126,979	8,960,503	7,119,712

Cash dividends per common share	None	None	None	None	None	None	None

(1)	As discussed in Note 1 to the Consolidated Financial Statements, commencing in 1999 HEARx’s Consolidated Financial Statements include the accounts of HEARx West, its 50% subsidiary.

(2)	During December 1998, HEARx recorded a restructure charge of $2,233,857 in connection with the closing of 12 centers in the northeast in January 1999.

	As of

	September 29,	December 29,	December 31,	December 25,	December 26,	December 27,
	2001	2000	1999	1998	1997	1996

	(Unaudited)
BALANCE SHEET DATA:
Total assets	$21,817,444	$21,872,123	$21,377,110	$25,208,317	$28,359,547	$26,627,484
Working capital	828,570	2,350,832	938,815	7,614,042	13,136,147	12,456,391
Long-term debt, net of current portion	5,950,202	175,887	322,332	123,316	177,897	230,258

Selected Historical Consolidated Financial Information of Helix

	Nine Months Ended		Year Ended

	August 31,	August 31,	November 30,	November 30,	November 30,	November 30,
	2001	2000	2000	1999	1998(1)	1997(1)

	(Unaudited)	(Unaudited)

	All amounts are in Canadian Dollars
STATEMENT OF OPERATIONS DATA:
CDN GAAP(2)
Net Revenues	$36,030,070	$24,601,441	$35,981,994	$24,803,824	$14,300,630	$8,138,993
Total costs and expenses	42,295,403	25,215,481	38,617,304	29,167,256	13,085,934	7,356,235

Income (loss) before income taxes	(6,265,333)	(614,040)	(2,635,310)	(4,363,432)	1,214,696	782,758
Income tax (expense) benefit	(181,252)	210,983	946,497	1,701,738	(462,836)	(329,635)

Net income (loss)	$(6,446,585)	$(403,057)	$(1,688,813)	$(2,661.694)	$751,860	$453,123

Income (loss) per common share:
Basic and diluted	$(0.16)	$(0.01)	$(0.06)	$(0.09)	$0.04	$0.03

US GAAP
Net Revenues	$36,030,070	$24,601,441	$35,981,994	$24,803,824	—	—
Total costs and expenses	43,093,722	25,552,429	39,247,506	29,058,998	—	—

Income (loss) before income taxes	(7,063,652)	(950,988)	(3,265,512)	(4,255,174)	—	—
Income tax (expense) benefit	(181,252)	210,983	946,497	1,701,738	—	—

Net income (loss)	$(7,244,904)	$(740,005)	$(2,319,015)	$(2,553,436)	$—	$—

Income (loss) per common share:
Basic and diluted	$(0.18)	$(0.02)	$(0.08)	$(0.09)	$—	$—

Weighted average number of common shares outstanding	40,423,185	30,316,043	30,683,763	28,238,717	20,960,681	18,228,777

Cash dividends per common share	None	None	None	None	None	None

	As of

	August 31,	November 30,	November 30,	November 30,	November 30,
	2001	2000	1999	1998(1)	1997(1)

	(Unaudited)

	All amounts are in Canadian Dollars
BALANCE SHEET DATA:
CDN GAAP
Total assets	$54,250,456	57,274,919	$31,343,706	$19,136,136	$8,457,263
Working capital	2,088,806	2,526,517	7,348,710	2,360,619	580,448
Long-term debt, net of current portion	19,399,868	18,136,667	10,653,186	5,918,369	626,406

BALANCE SHEET DATA:
US GAAP
Total assets	$50,485,183	$52,399,260	$30,828,171	—	—
Working capital	2,088,806	2,526,517	7,348,710	—	—
Long-term debt, net of current portion	18,804,712	17,318,328	9,537,269	—	—

(1)	The Selected Historical Consolidated Financial Information as of November 30, 1998 and 1997 and for the two years ended November 30, 1998 is not required to be reconciled to US GAAP in accordance with SEC rules.

(2)	In Canada, the Accounting Standards Board has approved an addendum to “Business Combinations, Section No. 1580” that permits goodwill amortization expense to be presented net-of-tax on a separate line in the Consolidated Income Statement. This presentation is not currently permitted under United States GAAP. For your convenience, the statement of operations data in Canadian GAAP was presented on a comparative basis with the information presented for US GAAP purposes.

RISK FACTORS

      You should carefully consider the risks described below and all other information contained in this joint proxy statement/prospectus in evaluating the arrangement. Some of these risks relate to the arrangement while others relate to the business of HEARx and Helix. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we are unaware of may become important factors that affect us. If any of the following risks occur, our business, financial condition and results of operations could be materially and adversely affected. In that event, the trading price of our shares could decline, and you may lose part or all of your investment.

Non-Income Tax Risks Relating to the Arrangement

Expected benefits from the arrangement between HEARx and Helix may not be realized.

      A failure to realize the benefits anticipated from the arrangement could adversely affect the market value of the combined companies. See “The Arrangement — Recommendations of the HEARx Board of Directors and Reasons for the Arrangement” for a discussion of the anticipated benefits.

The ownership interest of current stockholders of HEARx will be substantially reduced, resulting in a dilution of current stockholders’ voting power.

      Immediately following the effectiveness of the arrangement, Helix’s outstanding capital stock will consist of approximately 46.2 million common shares, all of which will be held by HEARx or HEARx Canada Inc. Based on the exchange ratio, the former holders of Helix common shares will hold an aggregate of approximately 14.61 million exchangeable shares and shares of HEARx common stock. Current HEARx stockholders will lose the ability to control the outcome of stockholder votes. Former holders of Helix common shares will initially have the power to vote approximately 51% of the outstanding votes at meetings of stockholders following the arrangement. However, on a fully diluted basis, assuming the exercise or conversion of all outstanding options or convertible securities of Helix and HEARx, former holders of Helix common shares will have the power to vote approximately 46% of the outstanding votes at meetings of stockholders following the arrangement.

Some directors of HEARx and Helix had potential conflicts of interest in approving and recommending the arrangement.

      Some of the directors and executive officers of HEARx and Helix have interests in the arrangement that are different from, or are in addition to, the interests of their stockholders. These interests include the potential for positions as directors or executive officers of HEARx and the exchange of options to purchase Helix’s common shares for options to purchase shares of HEARx common stock. See “The Arrangement — Interests of Certain Persons in the Arrangement.”

If HEARx and Helix do not successfully integrate their operations, the transaction may not benefit HEARx or Helix.

      The combination of HEARx and Helix involves the integration of separate companies that have previously operated independently. If the integration is not completed successfully or takes longer than planned, the anticipated benefits of the combination may be lost or delayed. HEARx and Helix cannot assure that they will be able to integrate their operations without encountering difficulties or experiencing the loss of key employees, customers or suppliers.

Income Tax Risks Relating to the Arrangement

Helix stockholders may have to pay income taxes upon the exchange of Helix common shares or exchangeable shares for HEARx common stock.

      When stockholders exchange Helix common shares or exchangeable shares for HEARx common stock, they may be required to pay tax on any gain they may have under the laws of Canada and the United States. Tax consequences under the laws of Canada and the United States vary depending on, among other things:

•	where the stockholder is a resident for tax purposes;

•	whether the stockholder receives exchangeable shares or HEARx common stock;

•	whether the stockholder exchanges exchangeable shares by way of redemption, retraction or has their shares purchased by HEARx Acquisition ULC pursuant to its call rights;

•	how long the stockholder has held the exchangeable shares; and

•	the amount of outstanding exchangeable shares held by HEARx Acquisition ULC immediately after the exchange.

      We strongly urge stockholders to consult with their tax advisors with respect to the tax consequences of the exchange of Helix common shares or exchangeable shares for shares of HEARx common stock. See “Federal Income Tax Considerations Relating to the Arrangement — Canadian Federal Income Tax Considerations for Helix Stockholders.”

Canadian residents who exchange their exchangeable shares for HEARx common stock may be liable to pay Canadian income tax on the exchange.

      If a stockholder’s exchangeable shares are redeemed or retracted and HEARx Acquisition ULC does not exercise the call right, and if under the Canadian Income Tax Act

•	the stockholder is a Canadian resident holding exchangeable shares as capital property;

•	the stockholder deals at arm’s-length with HEARx; and

•	the stockholder is not otherwise affiliated with HEARx;

then, under the Canadian Income Tax Act, the stockholder will be deemed to have received a dividend equal to the amount paid to the stockholder on the redemption or retraction, less the paid-up capital of his or her exchangeable shares. If the net proceeds of disposition, less any deemed dividend, exceed the adjusted cost base for the exchangeable shares exchanged, the stockholder will also be treated as if he or she realized a capital gain to the extent of that excess. If the net proceeds of disposition less any deemed dividend are less than the adjusted cost base for the exchangeable shares that are exchanged, the stockholder will be treated as if he or she realized a capital loss to the extent of that shortfall.

      If HEARx Acquisition ULC exercises the call rights, stockholders who exchange their exchangeable shares for shares of HEARx common stock will be considered, to the extent the three conditions described in the preceding paragraph are satisfied, to have realized a capital gain equal to the amount, if any, by which the net proceeds of disposition exceed the adjusted cost base for the exchangeable shares exchanged. If the net proceeds of disposition are less than the adjusted cost base for the exchangeable shares exchanged, the stockholder will be considered to have realized a capital loss to the extent of that shortfall.

U.S. income taxes will be imposed on U.S. persons who acquire HEARx common stock upon an exchange for Helix shares.

      “U.S. persons” for U.S. federal income tax purposes will recognize a gain or loss when they exchange their Helix shares for shares of HEARx common stock. This gain or loss will be equal to the difference between the fair market value of the shares of HEARx common stock received in the exchange and the basis in the Helix shares exchanged. The gain or loss will be a capital gain or loss on Helix shares held as a capital asset, except that ordinary income may be recognized with respect to any declared but unpaid dividends on the Helix shares. A capital gain or loss will be a long-term capital gain or loss under current law if a stockholder’s holding period for Helix shares is more than one year at the time of the exchange.

Risks Relating to HEARx Common Stock and Exchangeable Shares

Stock price fluctuations will affect the value of the HEARx common stock you will receive.

      The relative prices of shares of HEARx common stock and Helix common shares at the effective time of the arrangement may vary significantly from the relative prices as of the date of the merger agreement, the date of this joint proxy statement/prospectus and the dates of the special meetings. The exchange ratio is fixed at 0.3537 and there is no minimum value for the fraction of a share of HEARx common stock or exchangeable shares that Helix shareholders will receive for each Helix common share.

You may be unable to sell your HEARx common stock or exchangeable shares at a profit.

      Upon completion of the arrangement, holders of Helix common shares will become holders of exchangeable shares or HEARx common stock. The price of HEARx’s common stock and the exchangeable shares may be affected by factors different from those affecting the price of Helix common shares.

      The price of HEARx’s common stock and the exchangeable shares could fluctuate significantly, and you may be unable to sell your shares at a profit. There are significant price and volume fluctuations in the market generally that may be unrelated to HEARx’s operating performance, but which nonetheless may adversely affect the market price for HEARx common stock. The price of HEARx common stock could change suddenly due to factors such as:

•	the amount of HEARx’s cash resources and ability to obtain additional funding;

•	economic conditions in markets HEARx is targeting;

•	fluctuations in operating results;

•	changes in government regulation of the healthcare industry;

•	failure to meet estimates or expectations of the market; and

•	rate of acceptance of hearing aid products in the geographic markets HEARx is targeting.

      Any of these conditions may cause the price of HEARx common stock to fall, which may reduce business and financing opportunities available to HEARx and reduce your ability to sell your shares at a profit, or at all.

HEARx might fail to maintain a listing for its common stock on the American Stock Exchange making it more difficult for stockholders to dispose of or to obtain accurate quotations as to the value of their HEARx stock.

      HEARx’s common stock is presently listed on the American Stock Exchange. The American Stock Exchange will consider delisting a company’s securities if, among other things,

•	the company fails to maintain stockholder’s equity of at least $2,000,000 if the company has sustained losses from continuing operations or net losses in two of its three most recent fiscal years;

•	the company fails to maintain stockholder’s equity of $4,000,000 if the company has sustained losses from continuing operations or net losses in three of its four most recent fiscal years; or

•	the company has sustained losses from continuing operations or net losses in its five most recent fiscal years.

      HEARx may not be able to maintain its listing on the American Stock Exchange and there may be no public market for the HEARx common stock. In the event the HEARx common stock were delisted from the American Stock Exchange, trading, if any, in the common stock would be conducted in the over-the-counter market. As a result, you would likely find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, your HEARx common stock.

      HEARx has had sustained net losses in its five most recent fiscal years. On April 30, 2001, HEARx was advised by the American Stock Exchange that it would review HEARx’s progress toward eliminating losses, including its pending merger with Helix and its relationship with Siemens Hearing Instruments, Inc.

      To mitigate the foregoing risks, Helix and HEARx have agreed in the merger agreement that HEARx would list its common stock on The Toronto Stock Exchange shortly after the completion of the arrangement. This listing will have the effect of providing an alternative market for holders of HEARx common stock in the future and a continued Canadian market for Helix stockholders. However, there can be no assurance that HEARx will maintain its listing on The Toronto Stock Exchange.

If “penny stock” regulations apply to the HEARx common stock, you may not be able to sell or dispose of your shares.

      If the HEARx common stock were delisted from the American Stock Exchange, the “penny stock” regulations of the Securities and Exchange Commission might apply to transactions in the common stock. A “penny stock” generally includes any over-the-counter equity security that has a market price of less than $5.00 per share. The Commission regulations require the delivery, prior to any transaction in a penny stock, of a disclosure schedule prescribed by the Commission relating to the penny stock. A broker-dealer effecting transactions in penny stocks must make disclosures, including disclosure of commissions, and provide monthly statements to the customer with information on the limited market in penny stocks. These requirements may discourage broker-dealers from effecting transactions in penny stocks. If the penny stock regulations were to become applicable to transactions in shares of the HEARx common stock, they could adversely affect your ability to sell or otherwise dispose of your shares.

The market price of exchangeable shares may not be identical, or even similar to, the market price of HEARx common stock, which could make achievement of favorable tax consequences under Canadian law more difficult for former Helix shareholders.

      HEARx and Helix anticipate that the market price of one exchangeable share on The Toronto Stock Exchange and the market price of one share of HEARx common stock on the American Stock Exchange will reflect essentially equivalent values. There can be no assurance, however, that the market price of HEARx common stock will be identical, or even similar, to the market price of one exchangeable share. This may impose on holders of the exchangeable shares considerations other than time and HEARx common stock market price in deciding whether and when to exchange those shares for HEARx common stock.

Active trading markets for the exchangeable shares may not develop or continue, making it difficult for holders of the exchangeable shares to control the timing of taxation under Canadian law.

      While the listing of the exchangeable shares on The Toronto Stock Exchange is required by the merger agreement, an active and liquid trading market for the exchangeable shares may not develop or be sustained in the future. If an active trading market does not exist for the exchangeable shares, holders of exchangeable shares who want to sell will be forced to exchange their shares for HEARx common stock and sell the HEARx common stock.

Conversion of outstanding shares of HEARx convertible preferred stock and exercise of outstanding HEARx options and warrants could cause substantial dilution.

      As of January 14, 2002, outstanding convertible preferred stock, warrants and options of HEARx included:

•	4,777 shares of 1998 Convertible Preferred Stock;

•	Warrants to purchase approximately 462,383 shares of common stock; and

•	Options to purchase approximately 1,699,782 shares of common stock.

      To the extent outstanding preferred stock is converted, options or warrants are exercised or additional shares of capital stock are issued, stockholders receiving HEARx common stock will incur additional dilution.

     Future sales of shares may depress the price of HEARx common stock.

      If substantial stockholders sell shares of HEARx common stock into the public market, or investors become concerned that substantial sales might occur, the market price of HEARx common stock could decrease. Such a decrease could make it difficult for HEARx to raise capital by selling stock or to pay for acquisitions using stock. There are currently approximately 1,639,549 shares of HEARx common stock that are the subject of an effective resale registration statement and that may be sold into the public market. In addition, HEARx employees hold a significant number of options to purchase shares, many of which are presently exercisable. Employees may exercise their options and sell shares soon after such options become exercisable, particularly if they need to raise funds to pay for the exercise of such options or to satisfy tax liabilities that they may incur in connection with exercising their options. Finally, HEARx has agreed to register 470,530 common shares in connection with the exchange of its non-convertible Series J Preferred Stock for its Series I Convertible Preferred Stock.

Because of the HEARx rights agreement and the related rights plan for the exchangeable shares, a third party may be discouraged from making a takeover offer which could be beneficial to HEARx and its stockholders.

      HEARx has entered into a rights agreement with The Bank of New York, as rights agent. HEARx Canada, Inc. will adopt a similar rights plan relating to the exchangeable shares. The rights agreements contain provisions that could delay or prevent a third party from acquiring HEARx or replacing members of the HEARx board of directors, even if the acquisition or the replacements would be beneficial to HEARx stockholders. The rights agreements could also result in reducing the price that certain investors might be willing to pay for shares of the common stock of HEARx and making the market price lower than it would be without the rights agreement.

Because HEARx stockholders do not receive dividends, stockholders must rely on stock appreciation for any return on their investment in HEARx.

      HEARx has never declared or paid cash dividends on any of its capital stock. HEARx currently intends to retain its earnings for future growth and, therefore, does not anticipate paying cash dividends in the future. As a result, only appreciation of the price of the common stock will provide a return to investors who purchase or acquire securities pursuant to this prospectus.

Other Risks Relating to the Business of HEARx

HEARx may not be able to access funds under its credit facility with Siemens if HEARx cannot maintain compliance with the financial covenants contained therein and may incur a substantial penalty upon a change of control.

      On December 7, 2001, HEARx and Siemens Hearing Instruments Inc. entered into a credit agreement pursuant to which HEARx obtained a $51,875,000 secured credit facility from Siemens. To continue to access the credit facility, HEARx is required to comply with the terms of the credit facility, including compliance with financial covenants. There can be no assurance that HEARx will be able to comply with these financial covenants in the future and, accordingly, may be unable to access the funds provided under the credit facility. Furthermore, if HEARx and Helix do not complete the arrangement, a material portion of the credit facility will not be accessible to HEARx. As part of its agreement with Siemens, if HEARx undergoes a change of control and terminates its agreements with Siemens, HEARx must pay $50 million to Siemens. HEARx and Siemens have agreed that the Helix acquisition will not constitute a change of control for this purpose.

     HEARx may not be able to obtain additional capital on reasonable terms, or at all, to fund its operations.

      If capital requirements vary from those currently planned or losses are greater than expected, HEARx may require additional financing. If additional funds are raised through the issuance of convertible debt or equity securities, the percentage ownership of existing stockholders may be diluted, the securities issued may have rights and preferences senior to those of stockholders, and the terms of the securities may impose restrictions on operations. If adequate funds are not available on reasonable terms, or at all, HEARx will be unable to take advantage of future opportunities to develop or enhance its business or respond to competitive pressures and possibly even to remain in business.

     If the arrangement is not completed, HEARx may not be able to recover its investment in Helix.

      HEARx purchased $2.7 million of Helix common shares using funds borrowed under HEARx’s credit facility with Siemens. See “Material Contracts Between HEARx and Helix.” HEARx’s ability to sell its Helix shares is restricted by applicable securities and stock exchange regulations. If the arrangement is not completed, HEARx may not be able to sell its Helix shares at a profit or at all. Nevertheless, HEARx will have to repay the funds it borrowed under the Siemens credit facility with interest.

     HEARx has a history of operating losses and may never be profitable.

      HEARx has incurred net losses in each year since its organization and its accumulated deficit at September 29, 2001 was $87,013,182. HEARx expects its quarterly and annual operating results to fluctuate, depending primarily on the following factors:

•	Timing of product sales;

•	Level of consumer demand for its products;

•	Timing and success of new centers; and

•	Timing and amounts of payments by health insurance and managed care organizations.

There can be no assurance that HEARx will achieve profitability in the near or long term or ever.

     HEARx may not effectively compete in the hearing care industry.

      The hearing care industry is highly fragmented and barriers to entry are low. Approximately 11,000 practitioners provide testing and dispense products and services that compete with those provided and sold by HEARx. HEARx also competes with small retailers, as well as large networks of franchisees and distributors established by larger companies, such as those manufacturing and selling Miracle Ear and Beltone products. Some of the larger companies have far greater resources than HEARx and could expand and/or change their operations to capture the market targeted by HEARx. Large discount retailers, such as Costco, also sell hearing aids and present a competitive threat in HEARx’s markets. In addition, it is possible that the hearing care market could be effectively consolidated by the establishment of cooperatives, alliances or associations that could compete more successfully for the market targeted by HEARx.

     HEARx is dependent on manufacturers who may not perform.

      HEARx is not a hearing aid manufacturer. It relies on major manufacturers to supply its hearing aids and to supply hearing enhancement devices. A significant disruption in supply from any or all of these manufacturers could materially adversely affect the company’s business. HEARx’s strategic and financial relationship with Siemens requires HEARx to purchase from Siemens a certain portion of its requirements of hearing aids for a period of ten years at specified prices. Although Siemens is the world’s largest manufacturer of hearing devices, there can be no assurance that Siemens’ technology and product line will remain desirable in the marketplace. Furthermore, if Siemens’ manufacturing capacity cannot keep pace with the demand of HEARx and other customers, HEARx’s business may be adversely affected.

      HEARx relies on qualified audiologists, without whom its business may be adversely affected.

      HEARx currently employs 127 licensed hearing professionals, of whom 108 are audiologists. If HEARx is not able to attract and retain qualified audiologists, the company will be less able to compete with networks of hearing aid retailers or with the independent audiologists who also sell hearing aids and its business may be adversely affected.

      HEARx may not be able to maintain existing agreements or enter into new agreements with health insurance and managed care organizations, which may result in reduced revenues.

      HEARx enters into provider agreements with health insurance companies and managed care organizations for the furnishing of hearing care in exchange for fees. The terms of most of these agreements are to be renegotiated annually and these agreements may be terminated by either party on 90 days or less notice at any time. There is no certainty that HEARx will be able to maintain these agreements on favorable terms or at all. If HEARx cannot maintain these contractual arrangements or enter into new arrangements, there will be a material adverse effect on the company’s revenues and results of operations. In addition, the early termination or failure to renew the agreements that provide for payment to HEARx on a per-patient-per-month basis would cause HEARx to lower its estimates of revenues to be received over the life of the agreements. This could have a material adverse effect on the company’s results of operations.

      HEARx depends on its joint venture for its California operations and may not be able to attract sufficient patients to its California centers without it.

      HEARx West LLC, the company’s joint venture with Kaiser Permanente, operates 20 full service centers in California as well as two satellite locations in Kaiser facilities. Since their inception, HEARx West centers have derived approximately two-thirds of their revenues from sales to Kaiser Permanente members, including revenues through an agreement between the joint venture and Kaiser Permanente’s California division servicing its hearing benefited membership. If Kaiser Permanente does not perform its obligations under the agreement, or if the agreement is not renewed upon expiration, the loss of Kaiser patients in the HEARx West centers would adversely affect the company’s business. In addition, HEARx West centers would be adversely affected by the loss of the ability to market to Kaiser members and promote the business within Kaiser’s medical centers, including the referral of potential customers by Kaiser.

      HEARx relies on efforts and success of managed care companies that may not be achieved or sustained.

      Many managed care organizations, including some of those with whom HEARx has contracts, have experienced and are continuing to experience significant difficulties arising from the widespread growth and reach of available plans and benefits. In fact, primarily as a result of these problems of the managed care organizations, HEARx has focused marketing resources on the self-pay market and has, since 1999, closed or relocated 12 of its centers primarily in the Northeast and Florida. There can be no assurance that HEARx can maintain all of its centers. HEARx will close centers where warranted and such closures could have a material adverse effect on HEARx.

      HEARx may not be able to maintain JCAHO accreditation and HEARx revenues may suffer.

      During 1998, HEARx was awarded a three-year accreditation from the Joint Committee on Accreditation of Healthcare Organizations (JCAHO). This status distinguishes HEARx from other hearing care providers and is widely used by HEARx in its marketing efforts. If HEARx is not able to maintain its accredited status, it will not be able to distinguish itself on this basis and its revenues may suffer. HEARx is currently renewing this accreditation with JCAHO and must take both the arrangement with Helix and the proposed network business into account in this renewal. There is no assurance that JCAHO will reaccredit HEARx, nor can there be an assurance that the JCAHO accreditation will extend to Helix centers or the network business.

      HEARx is exposed to potential product and professional liability that could adversely affect the company if a successful claim is made in excess of insurance policy limits.

      In the ordinary course of its business, HEARx may be subject to product and professional liability claims alleging that products sold or services provided by the company failed or had adverse effects. HEARx maintains liability insurance at a level which it believes to be adequate. A successful claim in excess of the policy limits of the liability insurance could materially adversely affect the company. As the distributor of products manufactured by others, HEARx believes it would properly have recourse against the manufacturer in the event of a product liability claim. There can be no assurance, however, that recourse against a manufacturer by HEARx would be successful, or that any manufacturer will maintain adequate insurance or otherwise be able to pay such liability.

      A change in voting control of HEARx could cause loss of key directors and officers and adversely affect the company.

      Former holders of Helix common shares will initially have the power to vote approximately 51% of the outstanding voting power of HEARx at meetings of stockholders following the arrangement. On a fully diluted basis, however, assuming the exercise or conversion of all outstanding options or convertible securities of Helix and HEARx, former holders of Helix common shares will have the power to vote approximately 46% of the outstanding voting power of HEARx at meetings of stockholders. Because of the initial change in voting control of HEARx, the current key directors and officers of the company could be replaced. There can be no assurance that any person who may replace any key director or officer will have the necessary business experience and skills.

Other Risks Relating to Both Businesses after the Arrangement

      Future acquisitions or investments could negatively affect the company’s operations and financial results or dilute the ownership percentage of stockholders of HEARx after the arrangement.

      While all current binding agreements are described in this joint proxy statement/prospectus, HEARx expects to review acquisition and investment prospects that would complement or expand their current services or otherwise offer growth opportunities. The company may have to devote substantial time and resources in order to complete potential acquisitions. The company may not identify or complete acquisitions in a timely manner, on a cost-effective basis or at all.

      In the event of any future acquisitions, HEARx could:

•	issue additional stock that would further dilute current stockholders’ percentage ownership;

•	incur debt;

•	assume unknown or contingent liabilities; or

•	experience negative effects on reported operating results from acquisition-related charges and amortization of acquired technology, goodwill and other intangibles.

      These transactions involve numerous risks that could harm operating results and cause HEARx’s stock price to decline, including:

•	potential loss of key employees of acquired organizations;

•	problems integrating the acquired business, including its information systems and personnel;

•	unanticipated costs that may harm operating results;

•	diversion of management’s attention from business concerns; and

•	adverse effects on existing business relationships with customers.

      Any of these risks could harm the business and operating results of HEARx.

      Existing or future regulations where HEARx or Helix operate may require them to make expensive changes or to cease operating in certain areas.

      The practice of audiology and the dispensing of hearing aids are not presently regulated on the Federal level in the United States. The sale of hearing aids, however, is subject to certain limited regulations of the U.S. Food and Drug Administration. Generally, state regulations, where they exist, are concerned primarily with the formal licensure of audiologists and of those who dispense hearing aids and with practices and procedures involving the fitting and dispensing of hearing aids. There can be no assurance that regulations do not exist in jurisdictions in which HEARx plans to open centers or will not be promulgated in states in which HEARx or Helix currently operate centers or at the Federal level. Such regulations might include:

•	stricter licensure requirements for dispensers of hearing aids;

•	inspection of centers for the dispensing of hearing aids; and

•	the regulation of advertising by dispensers of hearing aids.

      Such regulations may require HEARx and Helix to make expensive changes to be in compliance or to cease operations in areas where the regulations exist if they cannot comply.

      The sale of hearing-aid devices in the province of Quebec is governed by the Hearing-Aid Acousticians Act which forbids the selling of hearing aids by persons other than hearing-aid acousticians. The Acousticians Act further provides that all persons qualified to practice the profession of hearing-aid acousticians in Quebec be a member of the “Ordre professionnel des audioprothésistes du Québec” or the “Ordre des audioprothésistes du Québec” which are governed by a professional code of conduct. The practice of the profession of hearing-aid acoustician includes every act the object of which is to sell, fit, adjust or replace a hearing aid. The Acousticians Act does not forbid, however, hearing-aid acousticians from having administrative work, accounting work, as well as other clerical activities completed by third parties. Furthermore, the Acousticians Act does not forbid hearing-aid acousticians from renting space from a business whose principal activity is space rental.

      The Québec based hearing-aid acousticians partnership owned by the founders of Helix, Cousineau, Doucet, Parent et Forget, audioprothésistes, s.e.n.c., is a member of the “Ordre professionnel des audioprothésistes du Québec”. This partnership entered into management agreements with some of Helix’s subsidiaries in Québec in order to outsource its administrative, supply and management activities. Helix and its Québec subsidiaries provide these services pursuant to those agreements, and are not required to be members of the acousticians corporation. Although Helix believes its management agreements with Cousineau, Doucet, Parent et Forget, audioprothésistes, s.e.n.c., are consistent with the Acousticians Act requirements, there is no assurance that this is the correct interpretation. Also, the laws governing audiology and the sale of hearing aids at either the provincial or federal level, including the Acousticians Act, may change requiring HEARx and Helix to make expensive changes to meet compliance or to cease all or part of their operations if they cannot comply.

      Increased exposure to currency fluctuations after the combination could have adverse effects on HEARx’s reported earnings.

      Most of HEARx’s sales and costs are denominated in U.S. dollars. Most of Helix’s sales are also denominated in U.S. dollars, but many of its costs are denominated in Canadian dollars. After giving effect to the transaction, HEARx will have exposure to fluctuations in the Canadian dollar. As a result, HEARx’s earnings will be affected by increases or decreases in the value of the Canadian dollar. Increases in the value of the Canadian dollar versus the U.S. dollar would tend to reduce reported earnings in U.S. dollar terms, and decreases in the value of the Canadian dollar would tend to increase reported earnings.

CURRENCY

      Unless otherwise indicated, all dollar amounts in this joint proxy statement/prospectus are expressed in U.S. dollars.

      The following tables show the rates of exchange for a Canadian dollar per US $1 in effect at the end of certain periods. All rates are based on the noon buying rate, certified by the Federal Reserve Bank of New York for customs purposes in New York City for cable transfers in Canadian dollars.

	Year Ended December 31,
						Nine Months Ended
	1996	1997	1998	1999	2000	September 29, 2001

	(Canadian Dollars)
Average for the Period*	1.3637	1.3849	1.4836	1.4858	1.4852	1.5409

*	The average for the period was calculated by averaging the noon buying rate or noon spot rate, as applicable, on the last business day of each month during the period.

High and Low Price for the Last Six Months

Month	Low	High

August	1.5275	1.5490
September	1.5535	1.5797
October	1.5582	1.5905
November	1.5717	1.6023
December	1.5635	1.5990
January	1.5899	1.6128

On February 11, 2002, the noon buying rate in Canadian dollars reported by the Federal Reserve Bank of New York was US $1 = CDN $1.5895.

FORWARD-LOOKING STATEMENTS

      This joint proxy statement/ prospectus contains forward-looking statements based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements involve risks and uncertainties. These statements include, in particular, statements about our plans, strategies and prospects under the headings “Questions and Answers About the HEARx/ Helix Arrangement,” “Summary,” “The Arrangement,” “Unaudited Pro Forma Condensed Combined Financial Information,” “HEARx” and “Helix.” You can identify certain forward-looking statements by our use of forward-looking terminology such as the words “may,” “will,” “believes,” “expects,” “anticipates,” “intends,” “plans,” “estimates” or similar expressions. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to the factors described in the “Risk Factors” section and elsewhere in this joint proxy statement/ prospectus. We are not obligated to update or revise these forward-looking statements to reflect new events or circumstances.

SELECTED FINANCIAL INFORMATION

HEARx Selected Historical Consolidated Financial Information

      The HEARx selected historical consolidated statement of operations data for each of the three years ended December 29, 2000, and the selected historical consolidated balance sheet data as of December 29, 2000 and December 31, 1999 are derived from the audited consolidated financial statements of HEARx included elsewhere in this joint proxy statement/prospectus. The selected historical consolidated statement of operations data for each of the two years ended December 26, 1997 and December 27, 1996, and the selected historical consolidated balance sheet data as of December 25, 1998, December 26, 1997 and December 27, 1996 is derived from the audited consolidated financial statements of HEARx which in accordance with SEC rules are not included elsewhere herein. The selected consolidated financial information of HEARx as of September 29, 2001 and for the nine month periods ended September 29, 2001 and September 29, 2000 are derived from the unaudited consolidated financial statements of HEARx included elsewhere in this joint proxy statement/prospectus, and in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information. Operating results for the interim periods are not necessarily indicative of the results of HEARx that may be expected for the entire year. The following selected historical consolidated financial data should be read in conjunction with the consolidated financial statements and notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information of HEARx included elsewhere in this joint proxy statement/prospectus.

Statement of Operations Data:

	Nine Months Ended		Year Ended

	September 29,	September 29,	December 29,	December 31,	December 25,	December 26,	December 27,
	2001	2000	2000	1999(1)	1998	1997	1996

	(Unaudited)	(Unaudited)
Net Revenues	$36,200,177	$41,425,575	$56,114,832	$47,476,764	$26,891,186	$23,316,260	$17,964,985
Total operating costs and expenses	42,574,880	43,700,322	59,696,818	52,010,728	39,159,599 (2)	33,359,436	26,168,145

Loss from operations	(6,374,703)	(2,274,747)	(3,581,986)	(4,533,964)	(12,268,413)	(10,043,176)	(8,203,160)

Non-operating income (expense)
Interest income	174,783	217,640	294,132	210,104	602,663	897,619	525,576
Interest expense	(417,325)	(22,502)	(28,723)	(27,713)	(62,492)	(58,444)	(181,395)

Loss before minority interest & equity in loss of joint venture	(6,617,245)	(2,079,609)	(3,316,577)	(4,351,573)	(11,728,242)	(9,204,001)	(7,858,979)
Minority Interest	—	—	—	347,677		—	—
Equity in loss of joint venture	—	—	—	—	(615,420)	—	—

Net Loss	(6,617,245)	(2,079,609)	(3,316,577)	(4,003,896)	(12,343,662)	(9,204,001)	(7,858,979)
Dividends on preferred stock	(649,237)	(564,623)	(1,346,872)	(821,387)	(587,893)	(1,992,123)	(10,036,507)

Net loss applicable to common Stockholders	$(7,266,482)	$(2,644,232)	$(4,663,449)	$(4,825,283)	$(12,931,555)	$(11,196,124)	$(17,895,486)

Loss per common share:
Basic and diluted, including dividends on preferred stock	$(0.56)	$(0.22)	$(0.39)	$(0.45)	$(1.28)	$(1.25)	$(2.51)

Weighted average number of common shares outstanding	12,938,350	11,826,380	11,834,388	10,775,006	10,126,979	8,960,503	7,119,712

Cash dividends per common share	None	None	None	None	None	None	None

(1)	As discussed in Note 1 to the Consolidated Financial Statements, commencing in 1999 HEARx’s Consolidated Financial Statements include the accounts of HEARx West, its 50% subsidiary.

(2)	During December 1998, HEARx recorded a restructure charge of $2,233,857 in connection with the closing of 12 centers in the northeast in January 1999.

Balance Sheet Data:

	As of

	September 29,	December 29,	December 31,	December 25,	December 26,	December 27,
	2001	2000	1999	1998	1997	1996

	(Unaudited)
Total assets	$21,817,444	$21,872,123	$21,377,110	$25,208,317	$28,359,547	$26,627,484
Working capital	828,570	2,350,832	938,815	7,614,042	13,136,147	12,456,391
Long-term debt, net of current portion	5,950,202	175,887	322,332	123,316	177,897	230,258

Helix Selected Historical Consolidated Financial Information

      The Helix selected historical consolidated statement of operations data for each of the three years ended November 30, 2000, and the selected historical consolidated balance sheet data as of November 30, 2000 and 1999 are derived from the audited consolidated financial statements of Helix included elsewhere in this joint proxy statement/prospectus. The selected historical consolidated statement of operations data for the year ended November 30, 1997 and the selected historical consolidated balance sheet data as of November 30, 1998 and 1997 is derived from the audited consolidated financial statements of Helix, which in accordance with SEC rules are not included elsewhere herein. The selected consolidated financial information of Helix as of August 31, 2001 and for the nine month periods ended August 31, 2001 and 2000 are derived from the unaudited consolidated financial statements of Helix included elsewhere in this joint proxy statement/prospectus, and in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information. Operating results for the interim periods are not necessarily indicative of the results of Helix that may be expected for the entire year. Helix prepares its financial statements in accordance with Canadian GAAP and in Canadian Dollars. The significant differences between Canadian GAAP and U.S. GAAP that are relevant to Helix’s consolidated financial statements included elsewhere in this joint proxy statement/prospectus are presented in Note 16 thereto, which presents a reconciliation to U.S. GAAP of Helix’s consolidated net loss and shareholders’ equity for the years ended November 30, 2000 and 1999 and the nine month periods ended August 31, 2001 and 2000. The following selected historical consolidated statement of operations data for all periods presented are in accordance with Canadian GAAP. In addition, the following selected historical consolidated statement of operations data for each of the years ended November 30, 2000 and 1999 and the nine month periods ended August 31, 2001 and 2000 reflect those differences necessary for them to be in accordance with U.S. GAAP. The following selected historical consolidated balance sheet data as of each period end presented are in accordance with Canadian GAAP. In addition, the following selected historical consolidated balance sheet data as of August 31, 2001, November 30, 2000 and 1999 reflect those differences necessary for them to be in accordance with U.S. GAAP. All Helix financial information below is in Canadian dollars. The following selected historical consolidated financial data should be read in conjunction with the consolidated financial statements and notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information of Helix included elsewhere in this joint proxy statement/prospectus.

Statement of Operations Data:

	Nine Months Ended		Year Ended

	August 31,	August 31,	November 30,	November 30,	November 30,	November 30,
	2001	2000	2000	1999	1998(1)	1997(1)

	(Unaudited)	(Unaudited)

	All amounts are in Canadian Dollars
CDN GAAP(2)
Net Revenues	$36,030,070	$24,601,441	$35,981,994	$24,803,824	$14,300,630	$8,138,993
Total costs and expenses	42,295,403	25,215,481	38,617,304	29,167,256	13,085,934	7,356,235

Income (loss) before income taxes	(6,265,333)	(614,040)	(2,635,310)	(4,363,432)	1,214,696	782,758
Income tax (expense) benefit	(181,252)	210,983	946,497	1,701,738	(462,836)	(329,635)

Net income (loss)	$(6,446,585)	$(403,057)	$(1,688,813)	$(2,661,694)	$751,860	$453,123

Income (loss) per common share:
Basic and diluted	$(0.16)	$(0.01)	$(0.06)	$(0.09)	$0.04	$0.03

US GAAP
Net Revenues	$36,030,070	$24,601,441	$35,981,994	$24,803,824	—	—
Total costs and expenses	43,093,722	25,552,429	39,247,506	29,058,998	—	—

Income (loss) before income taxes	(7,063,652)	(950,988)	(3,265,512)	(4,255,174)	—	—
Income tax (expense) benefit	(181,252)	210,983	946,497	1,701,738	—	—

Net income (loss)	$(7,244,904)	$(740,005)	$(2,319,015)	$(2,553,436)	$—	$—

Income (loss) per common share:
Basic and diluted	$(0.18)	$(0.02)	$(0.08)	$(0.09)	$—	$—

Weighted average number of common shares outstanding	40,423,185	30,316,043	30,683,763	28,238,717	20,960,681	18,228,777

Cash dividends per common share	None	None	None	None	None	None

Balance Sheet Data:

	As of

	August 31,	November 30,	November 30,	November 30,	November 30,
	2001	2000	1999	1998(1)	1997(1)

	(Unaudited)

	All amounts are in Canadian Dollars
CDN GAAP
Total assets	$54,250,456	$57,274,919	$31,343,706	$19,136,136	$8,457,263
Working capital	2,088,806	2,526,517	7,348,710	2,360,619	580,448
Long-term debt, net of current portion	19,399,868	18,136,667	10,653,186	5,918,369	626,406

US GAAP
Total assets	$50,485,183	$52,399,260	$30,828,171	—	—
Working capital	2,088,806	2,526,517	7,348,710	—	—
Long-term debt, net of current portion	18,804,712	17,318,328	9,537,269	—	—

(1)	The selected historical consolidated statement of operations data for each of the two years ended November 30, 1998 and the selected historical consolidated balance sheet data as of November 30, 1998 and 1997 is not required to be reconciled to US GAAP in accordance with SEC rules.

(2)	In Canada, the Accounting Standards Board has approved an addendum to “Business Combinations, Section No. 1580” that permits goodwill amortization expense to be presented net-of-tax on a separate line in the Consolidated Income Statement. This presentation is not currently permitted under United States GAAP. For your convenience, the statement of operations data in Canadian GAAP was presented on a comparative basis with the information presented for US GAAP purposes.

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED

SELECTED FINANCIAL INFORMATION

      The following tables present summary unaudited pro forma combined financial information after giving effect to the proposed acquisition of Helix by HEARx under the purchase method of accounting. The tables have been derived from, or prepared on a basis consistent with, the unaudited pro forma combined information included elsewhere in this joint proxy statement/prospectus. The selected pro forma combined financial information should be read in conjunction with, and is qualified in its entirety by reference to, the unaudited pro forma condensed combined financial information and notes thereto. See “Unaudited Pro Forma Condensed Combined Financial Information.” The following data are presented for illustrative purposes only and are not necessarily indicative of the operating results or financial position that would have occurred or that will occur after the consummation of the proposed acquisition.

      The pro forma condensed combined balance sheet data gives effect to the proposed acquisition as if it had occurred on September 29, 2001, combining the balance sheets of HEARx at September 29, 2001 with that of Helix as of August 31, 2001. The pro forma condensed combined statements of operations data give effect to the proposed acquisition as if it had occurred at the beginning of the earliest period presented, combining the results of HEARx for the nine months ended September 29, 2001 and the year ended December 29, 2000 with those of Helix for the nine months ended August 31, 2001 and the year ended November 30, 2000, respectively. In addition, the pro forma condensed combined statement of operations data for the year ended December 29, 2000 includes the results of American Hearing Centers, Inc. for the 10-month period prior to its acquisition by Helix, effective September 30, 2000.

Summary Unaudited Pro Forma Condensed Combined Statement of Operations Data:

	Nine Months
	Ended	Year Ended
	September 29,	December 29,
	2001	2000

	All amounts are in U.S. dollars
Net Revenues	$59,698,560	$88,651,026
Total operating costs and expenses	69,852,593	94,333,251

Loss from operations	(10,154,033)	(5,682,225)
Interest income	174,783	294,132
Interest expense	(1,633,825)	(1,316,431)

Loss before income taxes	(11,613,075)	(6,704,524)
(Provision) benefit for income taxes	(118,210)	630,022
Net Loss	(11,731,286)	(6,074,502)
Dividends on preferred stock	(649,237)	(1,346,872)

Net loss applicable to common stockholders	$(12,380,522)	$(7,421,374)

Loss per common share:
Basic and diluted, including dividends on preferred stock	$(0.45)	$(0.28)

Weighted average number of common shares outstanding	27,545,350	26,441,388

Cash dividends per common share	None	None

Summary Unaudited Pro Forma Condensed Combined Balance Sheet Data:

As of
September 29,
2001

All amounts
are in U.S.
Dollars
Total assets	$68,086,857
Working capital	2,178,189
Long-term debt, net of current portion	18,100,304

MARKET PRICE AND DIVIDEND INFORMATION

Market Price Information

      HEARx’s common stock is listed on the American Stock Exchange and is traded under the symbol “EAR”. Helix’s common shares are listed on The Toronto Stock Exchange and are traded under the symbol “HCA”.

The Market Price Range By Quarter

      The following table sets forth, for the calendar quarter indicated, the high and low closing sale prices of HEARx common stock as reported by the American Stock Exchange:

	2001		2000		1999

	High	Low	High	Low	High	Low

HEARx U.S.$
1st quarter	2	1 1/5	6 7/16	4 1/16	7 1/2	5
2nd quarter	2	1 1/7	4 1/4	3 9/16	5 5/8	4 3/8
3rd quarter	1 3/4	5/8	3 3/4	2 9/16	5 3/8	4 3/8
4th quarter	1.28	.60	2 13/16	1 1/16	4 7/8	3 9/16

      The following table sets forth, for the calendar quarter indicated, the high and low closing sale prices of Helix common stock as reported by The Toronto Stock Exchange:

	2001		2000		1999

	High	Low	High	Low	High	Low

Helix CDN$
1st quarter	1.73	1.30	1.55	1.27	1.85	1.55
2nd quarter	1.50	1.21	1.44	1.05	1.85	1.55
3rd quarter	1.54	0.92	1.19	0.95	1.80	1.40
4th quarter	0.95	0.50	1.83	0.95	1.55	1.30

COMPARATIVE MARKET PRICE DATA

      The following table sets forth:

•	the last reported sale price of one share of HEARx common stock, as reported on the American Stock Exchange, on May 22, 2001, the last full trading day prior to the public announcement of the proposed arrangement, and on February 11, 2002, the last day for which that information could be calculated prior to the date of this joint proxy statement/prospectus, and

•	the market value of one Helix common share on an equivalent per share basis as if the arrangement had been completed on May 22, 2001, the last full trading day prior to the public announcement of the proposed arrangement, and on February 11, 2002, the last day for which that information could be calculated prior to the date of this joint proxy statement/prospectus. The equivalent price per share data for Helix common shares has been determined by multiplying the last reported sale price of one share of HEARx common stock on each of these dates by the exchange ratio in the arrangement.

Comparative Market Price Data

Equivalent Price
	HEARx	Helix	Per Share of
	Common Stock	Common Stock	Helix Common Stock

May 22, 2001	US $1.65	CDN $1.35	US $0.58
February 11, 2002	US $1.06	CDN $0.65	US $0.38

      You are urged to obtain current market quotations for HEARx common stock before making any investment decision.

COMPARATIVE PER SHARE DATA

      To assist you in your analysis of the proposed arrangement, the following table sets forth net income (loss), book value and cash dividend per share of HEARx common stock and Helix common shares for the year ended December 29, 2000 and November 30, 2000, respectively, and the nine months ended September 29, 2001 and August 31, 2001, respectively, on a historical and pro forma per share basis for HEARx and a historical and equivalent pro forma per share basis for Helix. The information presented in this tabulation is in U.S. dollars and U.S. GAAP and should be read in conjunction with the unaudited pro forma condensed combined financial information and the separate financial statements and information, including applicable notes, of the respective companies appearing elsewhere in this joint proxy statement/prospectus.

As of and For the Nine Months Ended September 29, 2001 and August 31, 2001 (Unaudited)

	HEARx Historical	Helix Historical		Helix
			HEARx	Equivalent
	(Nine Months	(Nine Months	Pro Forma	Pro Forma
	Ended 9/29/01)	Ended 8/31/01)	Combined	Combined(1)

Net income (loss) per common share
Basic	$(.56)	$(.12)	$(.45)	$(.16)
Diluted	$(.56)	$(.12)	$(.45)	$(.16)
Book value per common share	$.35	$.33	$1.14	$.40
Cash dividend per common share	N/A	N/A	N/A	N/A

As of and For the Year Ended December 29, 2000 and November 30, 2000

	HEARx	Helix
	Historical	Historical		Helix
			HEARx	Equivalent
	(Year Ended	(Year Ended	Pro Forma	Pro Forma
	12/29/00)	11/30/00)	Combined	Combined(1)

Net income (loss) per common share
Basic	$(.39)	$(.05)	$(.28)	$(.10)
Diluted	$(.39)	$(.05)	$(.28)	$(.10)
Book value per common share	$.99	$.39	N/A	N/A
Cash dividend per common share	N/A	N/A	N/A	N/A

(1)	Helix equivalent pro forma combined per share information has been computed by multiplying the HEARx pro forma combined amounts by the exchange ratio of 0.3537.

     Dividend Information

      HEARx has not declared or paid any cash dividends on its capital stock. HEARx had 1,776 stockholders of record as of January 14, 2002.

      Helix has not declared or paid any cash dividends on its capital stock. Helix had 87 stockholders of record as of February 7, 2002.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

      On July 27, 2001, HEARx entered into a definitive agreement to acquire all of the issued and outstanding shares of the common stock of Helix in exchange for approximately 14,607,000 shares of HEARx common stock at a price of $1.72, the market price of HEARx common stock on the day preceding the public announcement of the definitive agreement. In addition, HEARx will issue options and warrants to purchase approximately 2,319,000 shares of HEARx common stock to holders of Helix options and warrants. The fair value of the HEARx options and warrants to be issued is estimated to be approximately $2,000,000, using fair value assumptions of: no dividends, expected volatility of approximately 95%, risk-free interest rate of approximately 5%, and expected lives ranging from 1 to 8 years. This resulted in a total purchase price of approximately $27,124,000.

      The Unaudited Pro Forma Condensed Combined Financial Information reflects the financial information which gives effect to HEARx’s proposed acquisition of all of the outstanding shares of common stock of Helix and the assumed replacement of all options and warrants to acquire Helix common stock with options and warrants to purchase HEARx common stock. The share, option and warrant amounts were calculated using an exchange ratio of 0.3537 shares of HEARx common stock to one share of Helix common stock, assuming approximately 41,298,000 shares of Helix common stock and 6,556,000 options and warrants to purchase Helix common stock are outstanding at September 29, 2001. The Pro Forma Financial Information included herein reflects the purchase method of accounting, after giving effect to the pro forma adjustments discussed in the accompanying notes. Such financial information has been prepared from, and should be read in conjunction with, the historical consolidated financial statements and notes thereto of HEARx and Helix included elsewhere in this joint proxy statement/prospectus.

      The accompanying Pro Forma Condensed Combined Financial Information gives effect to the acquisition on HEARx’s financial position and results of operations. The Pro Forma Condensed Combined Balance Sheet gives effect to the acquisition as if it had occurred on September 29, 2001, combining the historical balance sheet of HEARx as of that date with that of Helix as of August 31, 2001. The Pro Forma Condensed Combined Statements of Operations give effect to the acquisition as if it had occurred at the beginning of the earliest period presented, combining the results of HEARx for the nine months ended September 29, 2001 and the year ended December 29, 2000, with those of Helix for nine months ended August 31, 2001 and the year ended November 30, 2000, respectively.

      Effective September 30, 2000, Helix acquired all of the issued and outstanding stock of American Hearing Centers, Inc. (“AHC”) for a total purchase price of approximately $5,264,000, including cash of $2,551,000, notes payable of $916,000, and Helix common stock of $1,797,000. The acquisition of AHC by Helix resulted in costs in excess of net assets acquired of approximately $6,800,000, which is being amortized over a period of 20 years. Therefore, the Pro Forma Condensed Combined Statement of Operations for the year ended December 29, 2000 includes the results of AHC for the 10 month period prior to its acquisition by Helix, effective September 30, 2000.

      The consolidated financial statements of Helix included in the Pro Forma Condensed Combined Financial Information utilize US GAAP and were translated at the following exchange rates: Canadian dollars were translated to US dollars at the rate of 0.6461, 0.6522, and 0.6754, respectively, with respect to the Balance Sheet at August 31, 2001 and the Statements of Operations for the nine months ended August 31, 2001 and the year ended November 30, 2000.

      The Pro Forma Condensed Combined Statements of Operations presented do not include any potential cost savings. HEARx believes that it may be able to reduce salaries and related costs and office and general expenses as it eliminates duplication of overhead. However, there can be no assurance that HEARx will be successful in effecting any such cost savings.

      The Pro Forma Condensed Combined Financial Information is unaudited, and is not necessarily indicative of the consolidated results, which actually would have occurred if the above transaction had been consummated at the beginning of the periods presented, nor does it purport to present the future financial position and results of operations for future periods. In particular, the Pro Forma Condensed Combined Financial Information is based on management’s current estimate of the allocation of the purchase price, the actual allocation of which may differ.

PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS (Unaudited)

Twelve Months Ended December 29, 2000

				AHC	Helix
				Purchase	Purchase
		Helix		Accounting	Accounting	Combined
	HEARx	Converted	AHC	Adjustments	Adjustments	Pro forma

	US Dollars	US Dollars	US Dollars(b)			US Dollars
Net Revenues	$56,114,832	$24,302,306	$8,233,888	$—	$—	$88,651,026
Operating costs and expenses:
Cost of products sold	18,966,110	10,237,891	3,295,652		—	32,499,653
Center operating expenses	29,328,114	10,472,257	4,776,901		—	44,577,272
General and administrative expenses	8,830,546	2,467,109	—		—	11,297,655
Depreciation and amortization	2,572,048	2,198,025	387,598	283,000 (c)	518,000 (2)	5,958,671

Total operating costs and expenses	59,696,818	25,375,282	8,460,151	283,000	518,000	94,333,251

Loss from operations	(3,581,986)	(1,072,976)	(226,263)	(283,000)	(518,000)	(5,682,225)
Non-operating income (expense)
Interest income	294,132	—	—	—	—	294,132
Interest expense	(28,723)	(1,132,557)	(155,151)	—	—	(1,316,431)

Loss before taxes and dividends on preferred stock	(3,316,577)	(2,205,533)	(381,414)	(283,000)	(518,000)	(6,704,524)
(Provision) benefit for income taxes	—	639,266	(9,244)	—	—	630,022
Dividends on preferred stock	(1,346,872)	—	—	—	—	(1,346,872)

Net loss applicable to common shareholders	$(4,663,449)	$(1,566,267)	$(390,658)	$(283,000)	$(518,000)	$(7,421,374)

Net loss per common share — basic and diluted	$(0.39)					$(0.28)

Weighted average number of shares of Common stock outstanding	11,834,388				14,607,000 (a)	26,441,388

(a)	Gives effect to the additional shares expected to be issued in connection with the transaction. It is assumed Helix shareholders will exchange all of their common shares outstanding for 14,607,000 shares of HEARx common stock.

(b)	Gives effect to the results of AHC for the ten months prior to its acquisition by Helix.

(c)	Gives effect to amortization of approximately $6,800,000 of goodwill resulting from the acquisition of AHC by Helix for the ten months prior to the acquisition.

See Notes to Pro Forma Condensed Combined Financial Statements (Unaudited).

PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS (Unaudited)

Nine Months Ended September 29, 2001

			Purchase
		Helix	Accounting	Combined
	HEARx	Converted	Adjustments	Pro forma

	US Dollars	US Dollars		US Dollars
Net Revenues	$36,200,177	$23,498,383	$—	$59,698,560
Operating costs and expenses:			—
Cost of products sold	11,406,377	9,804,159	—	21,210,536
Center operating expenses	21,711,624	12,370,508	—	34,082,132
General and administrative expenses	7,606,356	3,051,287	—	10,657,643
Depreciation and amortization	1,850,523	1,662,759	389,000 (2)	3,902,282

Total operating costs and expenses	42,574,880	26,888,713	389,000	69,852,593

Loss from operations	(6,374,703)	(3,390,330)	(389,000)	(10,154,033)
Interest income	174,783	—	—	174,783
Interest expense	(417,325)	(1,216,500)	—	(1,633,825)

Loss before taxes and dividends on preferred stock	(6,617,245)	(4,606,830)	(389,000)	(11,613,075)
Provision for income taxes	—	(118,210)	—	(118,210)
Dividends on preferred stock	(649,237)	—	—	(649,237)

Net loss applicable to common shareholders	$(7,266,482)	$(4,725,040)	$(389,000)	$(12,380,522)

Net loss per common share — basic and diluted	$(0.56)			$(0.45)
Weighted average number of shares of Common stock outstanding	12,938,350		14,607,000 (a)	27,545,350

(a)	Gives effect to the additional shares expected to be issued in connection with the transaction. It is assumed Helix shareholders will exchange all of their common shares outstanding for 14,607,000 shares of HEARx common stock.

See Notes to Pro Forma Condensed Combined Financial Statements (Unaudited).

PRO FORMA CONDENSED COMBINED BALANCE SHEET (Unaudited)

September 29, 2001

			Purchase
		Helix	Accounting			Combined
	HEARx	Converted	Adjustments			Pro forma

	US Dollars	US Dollars				US Dollars
ASSETS
Current Assets:
Cash and cash equivalents	$1,549,644	$1,490,341	$			$3,039,985
Investment Securities	4,151,286	—				4,151,286
Accounts and notes receivable, net	4,961,810	5,883,135				10,844,945
Inventories	528,394	680,698				1,209,092
Prepaid income taxes	—	76,601				76,601
Prepaid expenses	872,886	214,155				1,087,041

Total current assets	12,064,020	8,344,930				20,408,950
Property and equipment — net	7,230,926	3,435,137				10,666,063
Other assets
Deferred income taxes	—	2,006,765				2,006,765
Intangibles, net	1,025,018	18,585,713		13,649,924	(1)	33,260,655
Other	1,497,480	246,944				1,744,424

Total other assets	2,522,498	20,839,422		13,649,924		37,011,844

	$21,817,444	$32,619,489		$13,649,924		$68,086,857

Current liabilities:
Accounts payable and accrued expenses	$7,165,177	$4,721,720	$			$11,886,897
Accrued salaries and other compensation	526,060	—				526,060
Current maturities of long term debt	1,698,033	2,273,591				3,971,624
Dividends payable	1,846,180	—				1,846,180

Total current liabilities	11,235,450	6,995,311				18,230,761

Long term debt:
Notes payable	5,950,202	6,888,524				12,838,726
Convertible debentures	—	5,261,578				5,261,578

Total long term debt	5,950,202	12,150,102				18,100,304

Commitments and contingencies	—	—				—
Stockholders’ equity
Preferred stock	5,301	—				5,301
Common stock	1,385,262	21,789,437		(20,328,710	)(1)	2,845,989
Stock subscription	(412,500)	—				(412,500)
Additional paid-in-capital	93,150,352	384,542		25,278,731	(1)	118,813,625
Accumulated deficit	(87,013,182)	(9,002,523)		9,002,523	(1)	(87,013,182)
Cumulative translation adjustment	—	302,620		(302,620	)(1)	—
Treasury stock, at cost	(2,483,441)	—				(2,483,441)

Total stockholders’ equity	4,631,792	13,474,076		13,649,924		31,755,792

	$21,817,444	$32,619,489		$13,649,924		$68,086,857

See Notes to Pro Forma Condensed Combined Financial Statements (Unaudited).

Notes to Pro Forma Condensed Combined Financial Statements (Unaudited)

Note A. The pro forma adjustments to the condensed combined balance sheet are as follows:

      1.     To reflect the acquisition of Helix and the allocation of the purchase price on the basis of the fair values of the assets acquired and liabilities assumed. The components of the purchase price and its allocation to the assets and liabilities are as follows:

Components of the purchase price:
HEARx Common Stock	$25,124,000
HEARx Options and Warrants	2,000,000

Total purchase price	27,124,000
Allocation of purchase price:
Tangible assets acquired and Liabilities assumed:
Current assets	(8,344,930)
Property and equipment	(3,435,137)
Deferred income taxes	(2,006,765)
Other assets	(246,944)
Current liabilities	6,995,311
Long term debt	12,150,102

Net tangible liabilities	5,111,637

Identifiable intangible assets Acquired:
Patient files	(7,775,000)
Trademarks and tradenames	(6,035,000)

Net identifiable intangible assets acquired	(13,810,000)

Cost in excess of net assets acquired	$18,425,637

Note B. The pro forma adjustments to the condensed combined statements of operations are as follows:

      The Financial Accounting Standards Board has adopted Statement No. 141, “Business Combinations” (SFAS 141) and Statement No. 142 “Goodwill and Other Intangible Assets” (SFAS 142). SFAS 141 requires the use of the purchase method of accounting for business combinations initiated after June 30, 2001 and for purchase business combinations completed after July 1, 2001, and requires that the Company recognize acquired intangible assets apart from goodwill, if the acquired intangible assets meet certain criteria. SFAS 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Accordingly, no amortization of goodwill for the proposed Helix acquisition is reflected in the Unaudited Pro Forma Condensed Combined Statements of Operations. In addition, patient files identified as intangible assets are being amortized over their estimated finite useful lives of fifteen years on a straight-line basis. Trademarks and tradenames are not being amortized as their lives are estimated to be indefinite under SFAS 142. See Note 14 Recent Accounting Pronouncements and Note 16(x) in the historical consolidated financial statements of HEARx and Helix, respectively, contained elsewhere in this joint proxy statement/prospectus for a discussion of the impact of SFAS 141 and 142 on HEARx and Helix.

      2.     The estimated finite useful life of patient files intangible asset is fifteen years based upon the historical behavior of the patient populations included in the patient files. Adjustments to record amortization of patient files were approximately $389,000 and $518,000 for the nine months ended September 29, 2001, and the year ended December 29, 2000, respectively.

GENERAL INFORMATION

HEARx Special Meeting

     Date, Time and Place

      HEARx’s special meeting will be held at [                ] on                     , 2002, at                a.m., Florida time.

Purpose of the HEARx Special Meeting

      At the HEARx special meeting, HEARx stockholders will vote upon proposals to approve the issuance of the HEARx common stock in connection with the arrangement pursuant to the terms of the merger agreement, approve an employee flexible stock plan to facilitate the replacement of Helix options outstanding at the time of the arrangement with HEARx options and to adjourn the special meeting, if necessary, to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to approve all of the HEARx proposals. Stockholders will also be asked to vote upon proposals to amend HEARx’s restated certificate of incorporation:

•	to increase the authorized number of shares of HEARx common stock from 20,000,000 to 50,000,000 and the number of shares of preferred stock from 2,000,000 to 5,000,000; and

•	to change the name of HEARx to “HearUSA, Inc.”

      HEARx knows of no other matter to be brought before the HEARx special meeting. If any other business should properly come before the HEARx special meeting, the persons named in the proxy card will vote in their discretion on such matter.

Record Date; Stock Entitled To Vote; Quorum

      Only holders of record of HEARx common stock at the close of business on                     , 2002, are entitled to receive notice of and to vote at the HEARx special meeting. On the record date,                     shares of HEARx common stock were issued and outstanding and held by approximately           holders of record.

      The presence in person or by proxy of a majority of the outstanding shares entitled to vote is required to constitute a quorum at the annual meeting. Abstentions are counted as “shares present” for purposes of determining the presence of a quorum, and have the effect of a vote “against” any matter as to which they are specified. Broker non-votes with respect to any matter are not considered “shares present” and will not affect the outcome of the vote on such matter.

Votes Required

      The affirmative vote of a majority of the shares of HEARx common stock present in person or by proxy at the special meeting is required for approval of the issuance of the HEARx common stock as contemplated by the merger agreement, approval of the flexible stock plan and to adjourn the special meeting, if necessary, to solicit additional proxies. The affirmative vote of a majority of the outstanding shares of HEARx common stock is required for approval of the amendments to the restated certificate of incorporation.

      The holders of HEARx common stock will be entitled to one vote for each share of HEARx common stock they hold.

Voting By HEARx Directors and Officers

      At the close of business on the record date, directors and executive officers of HEARx beneficially owned and were entitled to vote an aggregate of approximately                      shares of HEARx common stock, which represented approximately           % of the shares of HEARx common stock outstanding on that date. These directors and executive officers have indicated that they intend to vote “FOR” the approval of the HEARx proposals.

      There are no agreements or arrangements regarding voting by HEARx or HEARx’s directors and executive officers.

Adjournments

      Adjournments may be made for the purpose of soliciting additional proxies. Any adjournment may be made by approval of the holders of shares representing a majority of the votes present in person or by proxy at the special meeting. A quorum is not needed for an adjournment. The persons named as proxies in the enclosed form of proxy may vote for one or more adjournments of the special meeting, including adjournments for the purpose of soliciting additional proxies. No proxy voted against all of the HEARx proposals will be voted in favor of any adjournment of the special meeting.

Helix Special Meeting

Date, Time and Place

      The Helix special meeting will be held at                                                        , Canada on                               ,                     , 2002, at                               a.m., Montreal time.

Purpose of the Helix Special Meeting

      At the Helix special meeting, Helix stockholders will be asked to vote on a special resolution to approve the arrangement pursuant to the terms of the merger agreement between HEARx and Helix.

      Helix knows of no other matter to be brought before the Helix special meeting. If any other business should properly come before the Helix special meeting, the persons named in the proxy card will vote in their discretion on such matter.

Record Date; Stock Entitled To Vote; Quorum

      Only holders of record of Helix common shares at the close of business on                     , 2002, are entitled to notice of and to vote at the Helix special meeting. On the record date,                               Helix common shares were issued and outstanding and were held by                holders of record.

      The presence in person or by proxy of a majority of the outstanding shares entitled to vote is required to constitute a quorum at the special meeting. Abstentions are counted as “shares present” for purposes of determining the presence of a quorum, and have the effect of a vote “against” any matter as to which they are specified. Broker non-votes with respect to any matter are not considered “shares present” and will not affect the outcome of the vote on such matter.

Votes Required

      The affirmative vote of two-thirds of the shares then represented at the special meeting and entitled to vote will constitute the act of the stockholders.

      The holders of Helix common shares will be entitled to one vote for each Helix common share they hold.

Voting By Helix Directors and Officers

      At the close of business on the record date, directors and executive officers of Helix and its affiliates beneficially owned or had voting control or direction over and were entitled to vote           Helix common shares, which represented approximately      % of the Helix common shares outstanding on that date.

      The principal stockholders of Helix, who together hold approximately 47% of the outstanding Helix common shares, have entered into a stockholders agreement with HEARx pursuant to which they each have granted an irrevocable proxy to Paul A. Brown, M.D. and Stephen J. Hansbrough to vote their Helix common shares in favor of the arrangement and against any acquisition proposal from a party other than HEARx. In addition, HEARx holds approximately 10.5% of currently outstanding Helix common shares, which it intends to vote in favor of the arrangement.

      There are no other agreements or arrangements regarding voting by Helix or Helix’s directors and executive officers.

Adjournments

      Any adjournment may be made by approval of the holders of shares representing a majority of the votes present in person or by proxy at the special meeting. A quorum is not needed for an adjournment.

Voting By Proxy

How To Vote By Proxy

      Complete, sign, date and return the enclosed form of proxy in the enclosed envelope. Proxies must be received prior to the date of the applicable meeting. The persons named as proxies in the enclosed form of proxy are members of your company’s management. Each stockholder has the right to appoint a proxy, other than the persons designated on the enclosed form of proxy, to attend and act for such stockholder and on such stockholder’s behalf at the meeting of stockholders. To exercise such right, the names of the proxies identified on the enclosed form of proxy may be crossed out and the names of the stockholders’ proxies legibly printed in the blank space provided in the form of proxy.

Voting of Proxies

      You are urged to mark the appropriate boxes on the proxy card to indicate how your shares are to be voted. All shares of HEARx common stock and Helix common shares represented by properly executed proxies will be voted at the applicable stockholders’ meeting in the manner specified in the proxies. If a HEARx or Helix stockholder does not return a signed proxy card, that stockholder’s shares will not be voted.

      Properly executed proxies representing HEARx common stock that do not contain voting instructions will be voted:

FOR the approval of the issuance of shares of common stock in connection with the arrangement; and

FOR the approval of the amendment to HEARx’s restated articles of incorporation to increase the number of shares of common stock and preferred stock authorized; and

      FOR the approval of the amendment to HEARx’s restated articles of incorporation in connection with the arrangement to change HEARx’s name to “HearUSA, Inc.”; and

FOR the approval of the HearUSA 2002 Flexible Stock Plan; and

      FOR the adjournment of the special meeting, if necessary, to permit the solicitation of additional proxies in the event there are not sufficient votes at the time of the special meeting to approve the above proposals.

      Properly executed proxies representing Helix common shares that do not contain voting instructions will be voted:

      FOR the approval, with or without variation, of the special resolution approving the arrangement pursuant to section 192 of the Canada Business Corporations Act, all as more particularly described in the joint proxy statement/prospectus.

      Properly executed proxies also will give discretion to the proxies to vote upon such other business as may properly come before the meetings, including any adjournment or postponement thereof.

     Revocability of Proxies

      You may revoke your proxy at any time before your proxy is voted at the applicable stockholders’ meeting. You can do that by:

•	attending the applicable stockholders’ meeting and voting in person;

•	completing, signing and mailing in a new proxy card in time that the new proxy card is received before the applicable stockholders’ meeting; or

•	sending a written notice to the applicable corporate Secretary of HEARx or Helix, stating that you are revoking your proxy in time that the notice is received prior to the applicable stockholders’ meeting.

     Solicitation of Proxies

      Each company will bear the cost of any proxy solicitation on its behalf. In addition to solicitation by mail, certain directors, officers, and regular employees of HEARx and Helix may, without compensation other than their regular salaries and fees, solicit proxies personally, by telephone, facsimile or e-mail. Brokerage houses and other custodians, nominees and fiduciaries will be requested to forward soliciting materials to the beneficial owners of HEARx common stock and Helix common shares owned of record by those organizations. HEARx and Helix will pay the reasonable expenses of forwarding such materials.

Other Voting Matters

     Abstention

      You may specify an abstention on any or all of the proposals. If you submit a proxy with an abstention, you will be treated as present at the special meeting for purposes of determining the presence or absence of a quorum for the transaction of all business. An abstention by a HEARx stockholder will have the same effect as a vote against the proposal.

     Subsequent Transferees of Helix Common Shares

      A transferee of Helix common shares acquired after the record date will be entitled to vote at the Helix meeting if he or she produces properly endorsed share certificates for such shares or otherwise establishes that he or she owns such shares. Helix must also receive from the transferee, at least 10 days before the meeting, a demand that his or her name be included in the list prepared as of the record date of stockholders entitled to vote at the meeting.

THE ARRANGEMENT

The Amended and Restated Merger Agreement

      This section is a summary of the material terms of the amended and restated merger agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus. The following description does not purport to be complete and is qualified in its entirety by reference to the amended and restated merger agreement. HEARx stockholders and Helix stockholders should refer to the full text of the amended and restated merger agreement for details of the arrangement and the terms and conditions of the amended and restated merger agreement.

     General

      The merger agreement provides the legal framework for the acquisition of the outstanding Helix common shares by HEARx Canada Inc., an indirect wholly owned subsidiary of HEARx. It covers, among other things:

•	the effective time of the arrangement;

•	the corporate organization and governance of the combined companies after the arrangement;

•	the exchange of Helix common shares and options, warrants and convertible securities into exchangeable shares or HEARx common stock, or HEARx options, warrants or convertible securities;

•	representations and warranties of the parties;

•	agreements as to what the parties must do and not do prior to the effective time of the arrangement;

•	conditions that must be fulfilled before each party is obligated to complete the arrangement;

•	the circumstances under which the merger agreement may be terminated and the effect of such termination; and

•	various miscellaneous items, such as amendments to the merger agreement and expenses and fees associated with the merger agreement.

     Background of the Arrangement

      On or about March 17, 2000, representatives of HEARx contacted representatives of Helix to arrange a meeting to discuss business opportunities in relation to their respective businesses. Until that date, both Helix and HEARx had been major retailers operating independently in the hearing health care industry in the United States. The managements of both HEARx and Helix wished to explore options that would enable their respective companies to gain a national presence and thereby establish themselves as the single retail leader in the North American hearing retail market. Because there was no overlap in the territories served by the two companies, HEARx and Helix were seen as a strong match in establishing an increased national presence. In addition, both HEARx and Helix had decided to explore the creation of a network business strategy, and the managements of both companies recognized that by combining the two companies, the development of a network business could be accelerated.

      HEARx considered alternative strategies, including the possibility of other acquisition targets and strategic partnerships. In fact, from time to time HEARx has had discussions with other industry participants about possible transactions. None of those, however, were considered by the HEARx board of directors to be in the best interests of the stockholders and the company’s longer term strategic plan. Helix also considered alternative strategies, including maintaining its independence and attempting to launch a network business on its own based on the recently acquired HEAR USA division.

      On November 28, 2000, an informal meeting was held during which both sides reached the conclusion that synergies and business opportunities were indeed possible between the two companies. It was decided to proceed with negotiations, due diligence examinations and, if the former were conclusive, to finalize an agreement upon terms and conditions acceptable to both parties. On November 30, 2000, a confidentiality agreement was signed by the parties to secure the exchange of proprietary information and documents.

      Throughout November and December 2000 and January 2001, several meetings and conference calls were held between representatives of Helix and HEARx to further define the conditions of an eventual combination or merger between the parties. These discussions also addressed the necessity of obtaining appropriate financing to proceed with the proposed transaction. A meeting was called by HEARx on February 16, 2001, with the intention of introducing Siemens Hearing Instruments as a potential source of financing to the contemplated merger. As a result of this meeting, Siemens orally committed to financially support the merger upon its completion.

      For the remainder of February and the beginning of March, further discussions were held in an attempt to finalize a letter of intent containing the terms and conditions under which both parties would be willing to proceed with the proposed transaction. These efforts culminated in the signature of a first letter of intent on March 6, 2001.

      Soon after signing this first letter of intent, Helix and HEARx agreed to the procedures to allow them to conduct due diligence examinations. After agreeing on a common diligence list of items to verify, each side prepared a document room containing the required materials to be provided to the other party. A first diligence visit was made by HEARx to Helix in Montreal the week of April 9, 2001. In addition to the HEARx representatives, representatives of HEARx’s financial and legal advisors participated in the due diligence. During the week of April 19, 2001, Helix representatives and their financial advisors visited the HEARx corporate office in West Palm Beach, Florida to conduct their due diligence. Following these visits, each party provided the other with a report of the outstanding items it had identified during its examination. Each party responded to the other’s inquiries and most issues were to be addressed to both parties’ satisfaction in the final merger agreement.

      While these exchanges were taking place, a meeting was held in Montreal on May 30 and 31, 2001 to begin the preparation of the projected common business plan. This business plan contains the projected results from the combined operations as well as the intended development of a network.

      After further discussions regarding the due diligence findings and the business plan, from May 16 to May 21 the senior management representatives of the parties discussed revising the March 6, 2001 letter of intent. Although HEARx and Helix had agreed in the March 6, 2001 letter of intent to a basic resulting ownership percentage by their shareholders, after conducting due diligence and the completion of a common business plan, the companies reached modified understandings on the economics of the business combination under which HEARx would be the acquiror. The existence of HEARx’s convertible preferred stock was seen by Helix as a detriment to HEARx’s long term stock performance. Therefore, management of both HEARx and Helix agreed that under the business combination, Helix’s shareholders would receive an amount of HEARx common stock sufficient to give them an equivalent 42% ownership of HEARx on a basis where (i) all vested derivative securities in the companies having a strike price under a $1.55 were counted as issued and outstanding shares of common stock, and (ii) all the outstanding and issued convertible preferred stock of HEARx was assumed to be converted to common stock at a conversion price of $1.55. The parties agreed that Helix shareholders would have the option to receive exchangeable shares or common stock of HEARx upon the exchange of their Helix common shares. This structure was agreed upon to provide Helix stockholders resident in Canada an opportunity to receive full or partial deferral of Canadian federal income tax. The parties agreed to and executed a new letter of intent on May 22, 2001. On May 23, 2001, the parties issued a press release announcing the signing of the new letter of intent. The parties then began to negotiate a definitive merger agreement and related documents. During this time, each party continued its due diligence investigation of the other.

      On July 11, 2001, the board of directors of Helix met to review the final terms of the merger agreement and related agreements as well as to receive a presentation on the financial aspects of the proposed transaction. After discussing the proposed transaction, the board of directors approved entering into the merger agreement.

      On July 16, 2001, the board of directors of HEARx met to evaluate the terms of the merger agreement and related agreements as well as to receive an opinion from Raymond James as to the fairness from a financial point of view to the HEARx stockholders of the consideration to be paid to the stockholders of Helix pursuant to the arrangement.

      On July 27, 2001, after completion of the disclosure schedules to the merger agreement and negotiation of the terms of the stockholders agreement with the individual stockholders party to the stockholders agreement, the board of directors of HEARx met to review the final terms of the merger agreement and related agreements as well as to receive an updated fairness opinion by Raymond James. The board of directors of HEARx then unanimously approved the merger agreement.

      The merger agreement was executed by the parties on Friday, July 27, 2001 and was publicly announced prior to the opening of the markets on Monday, July 30, 2001.

      On November 6, 2001, the parties amended and restated the merger agreement to reflect changes in the proposed management of HEARx after the arrangement.

      On January 8, 2002, the board of directors of Helix met to review the possibility of updating the fairness opinion already rendered in connection with the arrangement and/or requesting other financial advisors to consider and opine on the fairness of the proposed transaction to the Helix shareholders. After discussing the available options and considering the amount of time that had elapsed since the initial fairness opinion of July 11, 2001, the board of directors of Helix approved engaging Yorkton Securities Inc. to consider and opine on the financial aspects of the proposed transaction to the Helix shareholders from a financial point of view.

      On February 1, 2002, the board of directors of Helix met to review the then current draft of the joint proxy statement/prospectus as well as to receive an opinion from Yorkton as to the fairness from a financial point of view to the Helix stockholders of the consideration to be paid to the stockholders of Helix pursuant to the arrangement.

     Effect of the Arrangement

      When the arrangement becomes effective, each outstanding Helix common share, other than those owned by dissenting stockholders, will be exchanged for 0.3537 exchangeable shares or 0.3537 shares of HEARx common stock. Helix stockholders will no longer have rights as holders of Helix common shares and will have only the right to receive the arrangement consideration.

      HEARx Canada Inc., HEARx’s Canadian subsidiary, will become the holder of the common shares of Helix, other than shares held by HEARx or HEARx Acquisition ULC, and Helix will become an indirect subsidiary of HEARx.

     Court Approval and Completion of the Arrangement

      The arrangement requires approval of the Superior Court of Québec, District of Montreal, under the Canada Business Corporations Act. Before mailing this joint proxy statement/prospectus, Helix obtained an interim order of the court providing for the calling and holding of the special meeting and other procedural matters.

      Subject to the approval of the arrangement by the Helix stockholders at the meeting, the hearing in respect of the final order is scheduled to take place on                     , 2002, at 10:00 a.m. (Montreal time) in room 2.16 of the Superior Court of Québec, District of Montreal, at 1, Notre-Dame Street East, Montreal, Québec. Any Helix stockholder who wishes to present evidence or arguments at the hearing must file and deliver an appearance and any affidavits on which it relies, in accordance with the rules of the court and the provisions of the interim order issued by the court. The court will consider, among other things, the fairness and reasonableness of the arrangement. The court may approve the arrangement unconditionally or subject to compliance with any conditions the court deems appropriate.

      The court has broad discretion under the Canada Business Corporations Act when issuing orders relating to the arrangement. The court may approve the arrangement either as proposed or as amended in any manner the court directs. Under Canadian law, for the court to grant the final order, the court must conclude, among other things, that the arrangement is fair and reasonable to all affected persons. No material amendment to the arrangement will be made without obtaining further Helix stockholder approval.

Effective Time of the Arrangement

      The arrangement will be effective when the Director under the Canada Business Corporations Act issues a certificate of arrangement. If the final order obtained on                     , 2002, is satisfactory to Helix and HEARx, and all other conditions to the arrangement are satisfied or waived, we expect that the effective date of the arrangement will be                     , 2002.

Recommendations of the HEARx Board of Directors and Reasons for the Arrangement

      The board of directors of HEARx believes that the combination of Helix and HEARx on the terms contained in the merger agreement will be beneficial to HEARx and its stockholders and that the consideration to be paid to Helix stockholders under the merger agreement is fair to HEARx stockholders. Accordingly, the board of directors, at a meeting held on July 27, 2001, unanimously approved the transaction and recommended that holders of HEARx common stock vote to approve the proposal for the arrangement and the issuance of HEARx common stock in connection with the arrangement.

      In considering the arrangement, the board of directors of HEARx noted that the arrangement would offer the HEARx stockholders the opportunity to participate in any future growth and profitability of Helix’s business.

      In deciding to approve the arrangement, the board of directors considered a number of other factors, including:

•	historical information concerning HEARx’s and Helix’s businesses, financial performance and condition, operations, competitive positions and management;

•	HEARx’s and Helix’s current industries, market and economic conditions, including current financial market conditions and historical market prices, volatility and trading information of HEARx common stock;

•	the relationship between the market value of HEARx common stock and the consideration to be paid by HEARx to Helix stockholders in the arrangement, along with a comparison of comparable arrangement transactions;

•	the stronger financial condition of the combined companies, considering the infusion of cash from Siemens;

•	the results of the due diligence investigations of Helix conducted by HEARx’s management and legal advisors;

•	the expected accounting treatment of the arrangement;

•	the terms and conditions of the merger agreement, including the fact that five directors of HEARx will be appointed to the combined company’s board of directors;

•	the risks and potential rewards associated with, as an alternative to the arrangement, continuing to execute HEARx’s business and strategic plan as an independent entity;

•	the impact of the arrangement on HEARx’s stockholders and employees;

•	the likelihood that the arrangement would be completed; and

•	presentations and advice of HEARx’s senior management, financial advisor and legal counsel.

      The board of directors also considered potentially negative risks of the arrangement, including:

•	despite the efforts of the combined companies, key management personnel might not remain employed by the combined companies;

•	potential benefits sought in the arrangement might not be fully realized;

•	risks associated with Helix’s business and prospects including its continuing operating losses, significant outstanding debt and integration of its numerous recent acquisitions; and

•	other risks described under the caption “Risk Factors” presented earlier in this joint proxy statement/prospectus.

      This discussion is not intended to include all the factors considered by the board of directors. Each member of the board of directors may have considered different factors and may have assigned different relative weights to the factors considered. In addition, the board of directors did not quantify or reach any specific conclusion with respect to each of the factors considered or any aspect of any particular factor. Instead, the board of directors conducted an overall analysis of these factors.

      Based on the considerations described above, the board of directors of HEARx has unanimously approved the arrangement and the issuance of HEARx common stock in connection with the arrangement and recommends that HEARx stockholders vote “FOR” the share issuance.

Recommendations of the Helix Board of Directors and Reasons for the Arrangement

      The board of directors of Helix believes that the arrangement on the terms contained in the merger agreement will be beneficial to Helix and its stockholders and that the consideration to be paid to Helix stockholders under the merger agreement is fair to the Helix stockholders. Accordingly, Helix’s board of directors approved the transaction and recommended that holders of Helix common shares vote to approve the merger agreement and the transactions contemplated by the merger agreement.

      In deciding to approve the acquisition of Helix, the Helix directors considered a number of other factors, including:

•	historical information concerning HEARx’s and Helix’s businesses, financial performance and condition, operations, competitive positions and management;

•	HEARx’s and Helix’s current industries, market and economic conditions, including current financial market conditions and historical market prices, volatility and trading information of HEARx common stock;

•	the relationship between the market value of HEARx common stock and the consideration to be paid by HEARx to Helix stockholders in the arrangement, along with a comparison of comparable arrangement transactions;

•	the strong financial condition of the combined companies, considering the infusion of cash from Siemens;

•	the results of the due diligence investigations of HEARx conducted by Helix’s management and legal advisors;

•	the expected accounting treatment of the arrangement;

•	the terms and conditions of the merger agreement, including the fact that four directors of Helix will be appointed to the combined company’s board of directors;

•	the impact of the arrangement on Helix’s stockholders and employees;

•	the likelihood that the arrangement would be completed; and

•	presentations and advice of Helix’s senior management, financial advisor and legal counsel.

      The Helix board of directors also considered potentially negative risks of the arrangement, including:

•	any fluctuations in the price of HEARx common stock prior to the closing of the arrangement;

•	the tax impact on Helix stockholders who may realize taxable gain on the exchange of their Helix shares or the exchangeable shares for HEARx common stock;

•	despite the efforts of the combined companies, key management personnel might not remain employed by the surviving corporation;

•	potential benefits sought in the arrangement might not be fully realized;

•	certain members of Helix’s management and board of directors may have interests in the arrangement in addition to the interests of the other Helix stockholders; and

•	the other risks described under the caption “Risk Factors” presented earlier in this joint proxy statement/prospectus.

      This discussion is not intended to include all of the factors considered by the Helix board of directors. Each member of the Helix board of directors may have considered different factors and may have assigned different relative weights to the factors considered. In addition, the Helix board of directors did not quantify or reach any specific conclusion with respect to each of the factors considered or any aspect of any particular factor. Instead, the Helix board of directors conducted an overall analysis of these factors.

      Based on the considerations described above, the Helix board of directors has approved the merger agreement and recommends that Helix stockholders vote “FOR” the merger agreement and the transactions contemplated by the merger agreement.

Opinion of Raymond James

      HEARx retained Raymond James to render an opinion to the HEARx board of directors as to the fairness from a financial point of view to the HEARx stockholders of the consideration to be paid to the stockholders of Helix pursuant to the arrangement. Raymond James is actively engaged in the investment banking business and regularly undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations and similar transactions. HEARx chose Raymond James because of Raymond James’ significant experience in the valuation of securities in connection with business combinations and similar transactions, especially with respect to healthcare companies.

      Presentation by Raymond James. The following summarizes the material financial analyses presented by Raymond James to HEARx’s board of directors at its meeting on July 27, 2001, which were considered by Raymond James in rendering the opinion described below. This summary is not a complete description of the analyses underlying the opinion of Raymond James or the information presented at meetings between Raymond James and representatives of HEARx held before the consideration of the arrangement by the HEARx Board.

      Transaction Summary. Raymond James presented to the HEARx Board an analysis of the consideration to be paid to the stockholders of Helix in connection with the arrangement.

Exchange ratio	0.3537
HEARx share price (as of May 22, 2001)	$1.65
Helix:
common stock value per share	$0.58
shares outstanding*	41.3 million
equity value	$24.1 million
debt (as of June 30, 2001)	$15.3 million
cash and cash equivalents (as of June 30, 2001)	$1.4 million
enterprise value**	$38.0 million

*	calculated using the treasury stock method to account for outstanding options and warrants

**	enterprise value equals the market value of equity plus debt less cash and cash equivalents

For purposes of its opinion, Raymond James did not attempt to determine a value for the HEARx common stock but instead assumed that its current price fairly reflects its value and that the exchangeable shares will have the same value as the underlying HEARx common stock into which they are exchangeable.

      Historically Implied Exchange Ratios. Raymond James presented to the HEARx board a summary financial comparison of the implied exchange ratio between the common shares of Helix and the common stock of HEARx. The implied exchange ratio is calculated by dividing the price of a Helix common share by the price of a share of HEARx common stock adjusting for currency conversion at the prevailing exchange rate on the applicable day. The implied exchange ratio is 0.3537.

      The results of the analysis for the following time periods are listed below:

			Implied
Time Period	HEARx	Helix	Exchange Ratio

May 22, 2001	$1.65	$0.88	0.5304
Average of 30-Days Prior	1.75	0.88	0.5023
Average of 60-Days Prior	1.79	0.87	0.4872
Average of 90-Days Prior	1.76	0.89	0.5044
Average of 180-Days Prior	1.73	0.96	0.5521
Average of 360-Days Prior	2.37	0.89	0.3763

      Merger and Acquisition Price Premium Analysis. Raymond James reviewed the minimum, mean, and maximum stock price premiums paid in 78 transactions over the last year for 100% change of control transactions with target total enterprise values between $50 million and $250 million for 1, 15, 30, and 120 day(s) prior to a business combination transaction. The proposed transaction stock price premium (discount) was calculated based on the percentage difference between the proposed transaction stock price, or offer price, and the actual price of Helix common stock 1, 15, 30, and 120 day(s) prior to May 23, 2001. The results of the analysis comparing the minimum, mean and maximum stock price premiums from these transactions with the proposed arrangement during the following periods are listed below:

Premium (Discount) to Market on Transaction Date

Precedent Transactions

		Precedent Transactions
Time Prior to	Proposed
Transaction Date	Transaction	Min	Mean	Max

1 Day	(33.7%)	(78.3%)	42.5%	200.4%
15 Days	(33.6%)	(90.5%)	56.5%	436.0%
30 Days	(28.4%)	(90.5%)	56.8%	236.5%
120 Days	(39.7%)	(76.5%)	43.3%	227.7%

      Comparable Company Analysis. Raymond James presented to the HEARx board a summary financial comparison of Helix to five public healthcare retail oriented companies. Excluding Helix and HEARx, the only comparable public hearing aid retailer is Sonus Corp. In order to obtain a more representative universe of companies delivering healthcare products and services in a retail format, the universe of comparable companies was expanded to include public eyewear retailers, whose businesses appeared reasonably similar to Helix. The public companies considered consisted of:

•	Cole National Corp.
•	Emerging Vision, Inc.
•	Sight Resources Corp.
•	Sonus Corp.
•	U.S. Vision, Inc.

      Raymond James examined the following four key financial multiples for these selected healthcare retail companies: enterprise value (market value plus debt less cash and cash equivalents) to revenues; enterprise value to earnings before interest, taxes, depreciation and amortization (EBITDA); enterprise value to earnings before interest and taxes (EBIT); and market value to book value. Revenue, EBITDA, EBIT and book value were calculated for the last twelve months reported (LTM) and for the last quarter annualized (LQA).

      The comparable company analysis resulted in a calculated enterprise value to LTM revenue multiple range of 0.2x to 1.0x, with a mean of 0.4x and a median of 0.3x. The comparable company analysis also resulted in a calculated LQA revenue multiple range of 0.2x to 1.0x, with a mean of 0.4x and a median of 0.3x. The calculated enterprise value to LTM EBITDA multiple range was 4.9x to 21.0x with a mean of 11.4x and a median of 9.9x. The calculated enterprise value to LTM EBIT multiple range was 9.8x to 12.6x with a mean of 11.2x and a median of 11.2x. Lastly, the market value to book value multiple was calculated at 0.2x to 1.5x with a mean of 0.9x and median of 0.6x.

      Using Helix’s LTM revenue, LQA revenue and book value of $25.3 million, $33.2 million and $16.8 million, and applying the minimum, mean and maximum multiples derived from the selected publicly traded comparable companies, results in the following implied valuations:

	Min		Mean		Max

	($ millions)
Enterprise value to LTM revenue
multiple of comparable companies	0.2	x	0.4	x	1.0	x
Implied enterprise value of Helix	$4.3		$11.1		$25.0
Implied equity value of Helix	$(9.6)		$(2.8)		$11.1
Enterprise value to LQA revenue
multiple of comparable companies	0.2	x	0.4	x	1.0	x
Implied enterprise value of Helix	$5.7		$14.3		$31.9
Implied equity value of Helix	$(8.2)		$0.4		$18.0
Market value to book value
multiple of comparable companies	0.2	x	0.9	x	1.5	x
Implied enterprise value of Helix	$17.8		$28.4		$38.9
Implied equity value of Helix	$3.9		$14.5		$25.0
Transaction enterprise value to LTM revenue multiple of Helix			1.5	x
Transaction enterprise value to LQA revenue multiple of Helix			1.1	x
Transaction market value to book value multiple of Helix			1.4	x
Transaction enterprise value of Helix			$38.0
Transaction equity value of Helix			$24.1

      Given that Helix had negative values for EBITDA and EBIT over the last twelve months and the last quarter, it was not possible to compare Helix to the comparable companies using these measures of historical performance. Furthermore, the basis for comparison and valuation is limited due to the limited availability of comparable hearing aid retailers.

      Precedent Transaction Analysis. Raymond James presented to the HEARx board a summary of fifteen precedent merger transactions, greater than $10 million in enterprise value, that have closed since 1995 involving healthcare retail oriented companies, consisting of the following:

Acquirer	Target
• Eye Care Centers of America
• Cole National Corp.
• Pearle Trust B.V.
• Cole National Corp.
• Eye Care Centers of America
• Thomas H. Lee
• National Vision Associates
• Eye Care Centers of America
• National Vision Associates
• GN Resound
• Eye Care Centers of America
• William Demant
• William Demant
• Amplifon
• Luxottica Group (Lenscrafters)	• VisionWorks
• Pearle Vision
• Pearle Vision (European Division)
• American Vision Centers
• Hour Eyes
• Eye Care Centers of America
• Frame & Lens
• Dr. Bizers Vision World
• New West Eyeworks, Inc.
• ReSound Corp.
• Vision Twenty-One
• Hidden Hearing
• AVADA
• Acoudire BV
• Sunglass Hut

      Due to limited financial disclosure regarding these transactions, and given that Helix had negative values for EBITDA and EBIT over the last twelve months and the last quarter, Raymond James only evaluated enterprise value to LTM revenue multiples. The calculated enterprise value to LTM revenue multiple had a range of 0.3x to 3.6x with a mean of 1.2x and a median of 1.0x.

      Using Helix’s LTM revenue, LQA revenue and book value of $25.3 million, $33.2 million and $16.8 million, and applying the minimum, mean and maximum multiples derived from the selected precedent transactions resulted in the following implied valuations:

	Min		Mean		Max

	($ millions)
Enterprise value to LTM revenue
multiple of comparable companies	0.3	x	1.2	x	3.6	x
Implied enterprise value of Helix	$8.4		$31.4		$90.7
Implied equity value of Helix	$(5.5)		$17.5		$76.8
Enterprise value to LTM revenue multiple of comparable companies	0.3	x	1.2	x	3.6	x
Implied enterprise value of Helix*	$11.0		$41.2		$119.1
Implied equity value of Helix*	$(2.8)		$27.4		$105.3
Transaction enterprise value to LTM revenue multiple of Helix			1.5	x
Transaction enterprise value to LQA revenue multiple of Helix			1.1	x
Transaction enterprise value of Helix			$38.0
Transaction equity value of Helix			$24.1

*	calculated using Helix LQA revenues of $33.2 million

      Discounted Cash Flow Analysis. Raymond James presented to the HEARx board the results of a discounted cash flow analysis for fiscal years 2001 to 2006 to estimate the present value of the unleveraged free cash flows that Helix is expected to generate on a stand alone basis.

      For purposes of this analysis, unleveraged free cash flows were defined as EBITDA, less capital expenditures and investment in working capital. Raymond James performed its analyses based on financial forecasts and assumptions provided by Helix.

      Raymond James used 2006 as the terminal year for the analysis and calculated terminal values for Helix by applying a range of multiples of EBITDA for the fiscal year ending December 31. These multiples ranged from 11.0x to 15.0x. The unleveraged projected free cash flows and terminal values were then discounted using a range of discount rates from 12.0% to 16.0%, which reflect the projected cost of capital associated with executing Helix’s business plan.

      This analysis yielded implied equity values of Helix ranging from $13.6 million to $32.1 million or $0.33 to $0.78 per share. The proposed arrangement has an implied equity value for Helix of $24.1 million or $0.58 per share.

      Analyses Summary. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. Raymond James believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering the analyses taken as a whole, would create an incomplete view of the process underlying the analyses set forth in its opinion. In addition, Raymond James considered the results of all such analyses and did not assign relative weights to any of the analyses, so the ranges of valuations resulting from any particular analysis described above should not be taken to be Raymond James’ view of the actual value of Helix.

      In performing its analyses, Raymond James made numerous assumptions with respect to industry performance, general business, economic and regulatory conditions and other matters, many of which are beyond the control of HEARx and Helix. The analyses performed by Raymond James are not necessarily indicative of actual values, trading values or actual future results which might be achieved, all of which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of Raymond James’ analysis of the fairness of the arrangement to HEARx stockholders from a financial point of view and were provided to the HEARx board of directors. The analyses do not purport to be appraisals or to reflect the prices at which a company might attract investments or be sold. In addition, as described above, the opinion of Raymond James was one of many factors taken into consideration by the HEARx board of directors in making its determination to approve the arrangement. Consequently, the analyses described above should not be viewed as determinative of the HEARx board’s or HEARx management’s opinion with respect to the value of Helix. HEARx placed no limits on the scope of the analysis performed, or opinion expressed, by Raymond James.

      As compensation for its services in connection with the arrangement, HEARx paid Raymond James a fee of $220,000 payable upon delivery of the Raymond James opinion. No portion of the fee was contingent upon the conclusions reached by Raymond James. HEARx also agreed to indemnify Raymond James and related persons against certain liabilities, including liabilities arising under federal securities laws, arising out of the engagement of Raymond James. In the ordinary course of business, Raymond James may trade in the securities of HEARx or Helix for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

      Opinion of Raymond James. At the July 27, 2001 meeting of the HEARx board, Raymond James gave its written opinion that, as of such date and based upon and subject to various qualifications and assumptions described with respect to its opinion, the consideration to be paid by HEARx to the stockholders of Helix pursuant to the arrangement was fair from a financial point of view to the HEARx stockholders.

      The full text of the written opinion of Raymond James, dated July 27, 2001, which sets forth assumptions made, matters considered and limits on the scope of review undertaken, is attached as Annex G to this joint proxy statement/prospectus. HEARx stockholders are urged to read this opinion in its entirety. Raymond James’ opinion, which is addressed to the HEARx Board, is directed only to the fairness of the arrangement to HEARx stockholders from a financial point of view and does not constitute a recommendation to any HEARx stockholder as to how such stockholder should vote at the HEARx special meeting and does not address any other aspect of the proposed arrangement or any related transaction. The summary of the opinion of Raymond James set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion.

      In connection with rendering its opinion, Raymond James has, among other things, reviewed Helix’s and HEARx’s audited financials and annual report to stockholders for fiscal years 1999 and 2000, Helix’s and HEARx’s quarterly reports to stockholders filed during fiscal years 1999 and 2000 and other publicly available financial information of Helix and HEARx; reviewed certain non-public information prepared by the management of Helix and HEARx, including financial statements, financial projections, and other financial and operating data concerning Helix and HEARx; discussed the past and current operations and financial condition and the prospects with senior executives from Helix and HEARx; reviewed publicly available financial and stock market data with respect to certain other companies in lines of business generally comparable to those of Helix and HEARx; considered the pro forma effects of the arrangement on HEARx’s financial statements; reviewed the historical market prices of the Helix and HEARx common stock; compared the financial terms of the arrangement with the financial terms of certain other transactions which are generally comparable to the arrangement; reviewed a draft of the merger agreement; and conducted other financial analyses, studies, and investigations, and considered other information as Raymond James deemed necessary or appropriate.

      In connection with its review, Raymond James did not assume any responsibility for independent verification for any of the information reviewed by Raymond James for the purpose of the opinion and relied on the information being complete and accurate in all material respects. In addition, Raymond James did not make or receive any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of Helix, nor was Raymond James furnished with any such evaluation or appraisal. With respect to the financial forecasts, estimates, projections, pro forma effects, and other information referred to above, Raymond James assumed, at the direction of Helix, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Helix. Raymond James relied upon each party to advise Raymond James promptly if any such information previously provided to or discussed with Raymond James became inaccurate or was required to be updated during the period of the review.

      Raymond James’ opinion was based on economic, market, and other conditions as in effect on, and the information available to it as of, the date of its opinion. Raymond James did not express any opinion as to the range of prices at which the HEARx common stock might trade subsequent to the arrangement.

Opinion of Ernst & Young Corporate Finance Inc.

      Helix retained EYCF in connection with its consideration of the proposed arrangement. Helix chose EYCF because of its qualifications, expertise and reputation.

      Presentation by EYCF. The following summarizes the material financial analyses presented by EYCF to certain members of the Helix board of directors on July 11, 2001, which were considered by EYCF in rendering the opinion described below. This summary is not a complete description of the analyses underlying the opinion of EYCF or the information presented at meetings between EYCF and representatives of Helix held in advance of the consideration of the arrangement by the Helix board of directors.

      Approach. In considering the fairness of the arrangement, from a financial point of view, to the shareholders of Helix, EYCF performed a variety of financial and comparative analyses, including:

1. Comparing the historic and current market prices and volume for the shares of both Helix and HEARx. From this analysis EYCF, among other things, took the following factors into account:

a. Activity on Helix’s shares is very low (average monthly volume approximates less than 1% of outstanding shares). Therefore, if a large block of shares was sold on the market it could have a depressing effect on the quoted market price.

b. Based on HEARx’s historical trading volume, the shareholders should have a more liquid market available to them to dispose of their shares after the arrangement.

c. Historic and current market prices

The following table presents the results from this analysis and the implied per share value to Helix’s shareholders based on the exchange ratio of 0.3537:

			Per share value
	Helix	HEARx	to Helix’
In USD	Price	Price	shareholders

Low	$0.86	$1.70	$0.60
High	$0.99	$2.40	$0.85

2. Comparing the proposed exchange ratio to the relative value of Helix and HEARx implied by the analysis of value for both corporations as stand-alone entities (without acquisitions). Based on the exchange ratio of 0.3537, shareholders of Helix and HEARx will respectively own 42% and 58% of the merged entity after the arrangement. For this analysis, EYCF used the following methods and criteria: discounted cash flow, multiple of revenue, capitalization of operating earnings (before corporate expenses) and net tangible assets.

a. Discounted cash flow method

The application of the discounted cash flow method requires that estimation be made regarding the future cash flows of each corporation as stand-alone entities. Management of each company prepared these future cash flows. EYCF analysed and discussed with management of each company these projections and their underlying assumptions. The discounted cash flow approach also required that assumptions be made regarding the discount rate and terminal value.

The terminal value at the end of fiscal year 2006 was calculated with two methods: through the application of a multiple of EBITDA of 5X and through the application of a “terminal year” multiplier based on a perpetual growth rate of 3.5%. EYCF used discount rates of 14.5% to 16.5% to discount the future cash flows and the terminal value. In determining the appropriate discount rates and terminal value, EYCF took into account the risk related to achieving the financial forecasts, the general conditions in the industry, the general economic conditions and rates of return available on other type of investments as well as the growth potential at the end of the projections’ period.

The following table presents the results of this analysis:

	Helix	HEARx	Helix	HEARx
In USD	Equity Value	Equity Value	relative %	relative %

Low	$23M	$39M	37%	63%
High	$30M	$45M	40%	60%
Agreement Implied Ratio			42%	58%

b. Multiple of revenues and operating earnings (before corporate expenses):

For the analysis based on a multiple of revenue and the capitalization of operating earnings (before corporate expenses), EYCF reviewed the current and projected results for the next fiscal year and considered, among other things, trading multiples of comparable public companies, implied multiples from comparable transactions, general economic conditions and rates of return available on other types of investments. EYCF retained budgeted results for fiscal 2001 to account for Helix’s recent transactions. Moreover, for the analysis based on the capitalization of operating earnings EYCF took into account the announced costs reduction.

The following table presents the results of the analysis based on a multiple of revenues:

	Helix	HEARx	Helix	HEARx
In USD	Equity Value	Equity Value	relative %	relative %

Low	$24M	$46M	34%	66%
High	$33M	$60M	36%	64%
Agreement Implied Ratio			42%	58%

The following table presents the results of the analysis based on a multiple of operating earnings (before corporate expenses):

	Helix	HEARx	Helix	HEARx
In USD	Equity Value	Equity Value	relative %	relative %

Low	$17M	$37M	32%	68%
High	$30M	$58M	36%	64%
Agreement Implied Ratio			42%	58%

c. Net tangible asset

The net tangible asset for both corporations is not significant.

d. Sensitivity analyses

Finally, for all analyses, EYCF performed sensitivity analysis on certain key assumptions.

3. Comparing the value of Helix as a stand-alone entity before the arrangement with the value of the new combined entity belonging to Helix’s shareholders after the arrangement:

a. The value of the new combined entity belonging to Helix’s shareholders after the arrangement was derived from applying the proposed percentage ownership for Helix’s shareholders to the value of the new combined entity. The value was based on the result of the application of the discounted cash flow method. Management of both corporations prepared together the future cash flows used in the discounted cash flow analysis. EYCF analysed and discussed with management of each corporation these projections and their underlying assumptions. In determining the appropriate discount rates and terminal value, EYCF took into account the factors mentioned previously in the context of the combined entity;

b. The value of Helix was based on the result of the application of the discounted cash flow method as well as Helix’s recent equity financings and prices that potential purchasers could be willing to pay for Helix. The discounted cash flow analysis was performed based on the financial forecasts prepared by management for Helix on a stand-alone basis;

c. Summary

In both cases, the analysis was done under two scenarios: (i) Helix makes no acquisitions; (ii) Helix makes a number of acquisitions to grow its business.

The following table presents the per share value to Helix’s shareholders derived from this analysis:

In USD	Helix	Merged entity

Without acquisitions
Low	$0.55	$0.90
High	$0.72	$1.10
With acquisitions
Low	$0.71	$1.50
High	$1.16	$2.00
Recent financings
Low	$0.92	n/a
High	$0.99	n/a

4. Considering any other factors or analyses which EYCF judged, based upon its experience, to be relevant in the circumstances.

      In arriving at its Opinion, EYCF did not attribute any particular weight to any specific analysis or factor considered, but rather have made a qualitative judgment based upon its experience in rendering such opinions and on the circumstances of the arrangement as well as the information, taken as a whole, concerning Helix, HEARx and the possible combined entity that was reviewed.

      Opinion of EYCF. On July 11, 2001, EYCF met with members of the board of directors of Helix and gave its opinion that based on the proposed exchange ratio and on the current quoted market prices for the Helix common shares and the HEARx common stock, the arrangement results in an erosion of value for the shareholders. Accordingly, for Helix shareholders who want to dispose of a small block of their shares, the arrangement may not be fair, from a financial point of view, if the market value of the HEARx common stock, following the consummation of the arrangement, does not recover.

      Subject to the foregoing, it was EYCF’s opinion that, as of July 11, 2001, the arrangement was fair, from a financial point of view, to the Helix shareholders. EYCF based its opinion that the arrangement is fair, from a financial point of view, on a variety of factors, including, among others, its assessment of the inherent value of Helix, HEARx and of the combined entity as well as their respective profitability and prospects for growth.

      EYCF believes that its analysis must be considered as a whole and that selecting portions of its analysis or the factors considered, without considering all factors and analyses together, could create a misleading view of the process underlying its opinion. The preparation of the opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on particular factors or elements of the analysis.

      EYCF has relied upon, and has assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations obtained from public sources or provided to EYCF by Helix or HEARx’s management or advisors or otherwise pursuant to its engagement. The opinion is conditional upon such completeness, accuracy and fair presentation. Subject to the exercise of professional judgment and except as expressly described in its opinion, EYCF has not attempted to verify independently the accuracy or completeness of any such information, data, advice, opinions or representations.

      The opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date of the opinion and the condition and prospects, financial and otherwise, of Helix and HEARx as they were reflected in the information or the materials concerning Helix and HEARx reviewed by EYCF and as they were represented to EYCF in its discussions with the management of both Helix and HEARx. In its analyses and in connection with the preparation of its opinion, EYCF made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the arrangement.

While EYCF believes that assumptions used are appropriate in the circumstances, some or all of the assumptions may prove to be incorrect.

      As compensation for its services in connection with the arrangement, Helix paid EYCF a fee of CDN $90,000 payable upon delivery of the opinion. No portion of the fee was contingent upon the conclusions reached by EYCF. For the purposes of rendering its opinion, EYCF reviewed documents and information provided by Helix and HEARx. Helix has agreed to indemnify EYCF for any fees, damages or judgments incurred, claimed or rendered against EYCF in connection with: (i) an intentional or unintentional omission or inaccuracy contained in any reviewed document or information approved by Helix’ authorized officer or director; or (ii) a legal or regulatory procedure instituted by a third party in connection with the EYCF fairness opinion.

      The full text of the written opinion of EYCF, dated July 11, 2001, which sets forth assumptions made, matters considered and restrictions, is attached as Annex H to this joint proxy statement/prospectus. Helix stockholders are urged to read this opinion in its entirety. EYCF opinion, which is addressed to the Helix board, is directed only to the fairness of the arrangement to Helix stockholders from a financial point of view and does not constitute a recommendation to any Helix stockholder as to how such stockholder should vote at the Helix special meeting and does not address any other aspect of the proposed arrangement or any related transaction. The summary of the opinion of EYCF set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion.

Opinion of Yorkton Securities Inc.

      Helix retained Yorkton Securities Inc. on January 8, 2002, to consider whether the proposed arrangement was still fair to the Helix shareholders, from a financial point of view, given the time that had elapsed since the merger agreement was originally signed. Helix chose Yorkton because of its qualifications, expertise and reputation. The following summarizes the material financial analysis conducted by Yorkton and the opinion presented to the board of directors of Helix on February 1, 2002.

     Opinion Process

      In arriving at the opinion, Yorkton, among other things:

1. Reviewed certain publicly available business and financial information relating to Helix that Yorkton deemed to be relevant;

2. Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of Helix and HEARx, furnished to Yorkton by Helix and HEARx, respectively;

3. Conducted discussions with members of senior management and representatives of Helix and HEARx concerning the matters described in 1 and 2 above, as well as their respective business and prospects before and after giving effect to the transaction;

4. Reviewed the trading volumes, market prices and valuation multiples for Helix’s and HEARx’s common stock and compared them with those of certain publicly traded companies that Yorkton deemed to be relevant;

5. Compared the proposed financial terms of the transaction with the financial terms of certain other transactions that it deemed to be relevant;

6. Reviewed the potential pro forma impact of the transaction;

7. Reviewed the Amended and Restated Merger Agreement dated November 6, 2001; and

8. Reviewed Amendment No. 1 to the Form S-4 Registration Statement, filed by HEARx with the Securities and Exchange Commission on January 15, 2002.

      In arriving at an opinion, Yorkton performed a comparable company analysis, a precedent transaction analysis, a discounted cash flow analysis and a market value analysis.

     Comparable Company Analysis

      Yorkton compared the financial results of Helix and HEARx to eight public companies in four related areas of the healthcare industry. Outside of Helix and HEARx, there is only one other public hearing aid retailer, Sonus Corp. As such, additional public companies were considered in the areas of healthcare retail and service in order to obtain a more representative universe of companies. The companies reviewed include:

Eye Care Retailers

Cole National Corp.

Emerging Vision Inc.

Sight Resounce Corp.

U.S. Vision Inc.

Dialysis Clinic Operators

DaVita Inc.

Renal Care Group Inc.

Hearing Aid Manufacturers

Sonic Innovations Inc.

Hearing Aid Retailers

Sonus Corp.

      Yorkton examined the following four key financial multiples for the aforementioned healthcare companies: (1) enterprise value (market capitalization plus debt less cash and cash equivalents) (“EV”) to trailing twelve month (“T12”) revenue, (2) EV to run rate (“RR”) revenue, and (3) market capitalization (“Price”) to T12 revenue and (4) Price to RR revenue.

      The comparable company analysis yielded an EV to T12 revenue and an EV to RR revenue of 0.3x for those companies focused on the healthcare retail sector (Eye Care and Hearing Aid Retailers) and an adjusted average (excluding both the highest and lowest values) of 0.7x for all companies considered. The healthcare retail companies had Price to T12 revenue multiples and Price to RR revenue multiples of 0.2x and an adjusted average of 0.6x.

      Applying these multiples to both Helix and HEARx results in the following implied relative exchange ratios:

Enterprise Value Analysis

	Helix			HEARx			HEARx*
	Min		Max	Min		Max	Min		Max

T12 Revenue		$47.4			$82.0			$67.6
EV/ T12 Revenue Multiple	0.3x		0.7x	0.3x		0.7x	0.3x		0.7x
Implied EV	$14.2		$33.2	$24.6		$57.4	$20.29		$47.35
Add: Cash		$2.8			$9.1			$9.1
Less: Debt		$22.7		$12.3				$12.3
Implied Equity Value	$(5.7)		$13.3	$21.5		$54.3	$17.2		$44.2
Shares Outstanding (million)		46.2			16.2			16.2
Implied Value Per Share	$(0.12)		$0.29	$1.33		$3.35	$1.06		$2.73

Implied Exchange Ratio				(0.0929) - 0.0857			(0.1161) - 0.1052

*	Excludes 50% of HEARx West revenue

Notes:

1.	All figures in CDN$ millions except for per share amounts

2.	Helix financial numbers as at November 30, 2001; HEARx financial numbers as at September 29, 2001

3.	Shares outstanding as at January 14, 2002

4.	Based on exchange rate of 1.603 CDN$:US$

	Helix			HEARx			HEARx*
	Min		Max	Min		Max	Min		Max

RR Revenue		$45.5			$79.8			$66.5
EV/ RR Revenue Multiple	0.3x		0.7x	0.3x		0.7x	0.3x		0.7x
Implied EV	$13.7		$31.9	$23.9		$55.9	$19.96		$46.58
Add: Cash		$2.8			$9.1			$9.1
Less: Debt		$22.7			$12.3			$12.3
Implied Equity Value	$(6.3)		$11.9	$20.8		$52.7	$16.8		$43.5
Shares Outstanding (million)		46.2			16.2			16.2
Implied Value Per Share	$(0.14)		$0.26	$1.29		$3.26	$1.04		$2.68

Implied Exchange Ratio				(0.1054) - 0.0794			(0.1303) - 0.0964

*	Excludes 50% of HEARx West revenue

Notes:

1.	All figures in CDN$ millions except for per share amounts

2.	Helix financial numbers as at November 30, 2001; HEARx financial numbers as at September 29, 2001

3.	Shares outstanding as at January 14, 2002

4.	Based on exchange rate of 1.603 CDN$:US$

Market Capitalization Analysis

	Helix			HEARx			HEARx*
	Min		Max	Min		Max	Min		Max

T12 Revenue		$47.4			$82.0			$67.6
Price/ T12 Revenue Multiple	0.2x		0.6x	0.2x		0.6x	0.2x		0.6x
Implied Price	$9.5		$28.4	$16.4		$49.2	$13.5		$40.6
Shares Outstanding (million)		46.2			16.2			16.2
Implied Value Per Share	$0.21		$0.62	$1.01		$3.04	$0.84		$2.51

Implied Exchange Ratio				0.2027			0.2457

*	Excludes 50% of HEARx West revenue

Notes:

1.	All figures in CDN$ millions except for per share amounts

2.	Helix financial numbers as at November 30, 2001; HEARx financial numbers as at September 29, 2001

3.	Shares outstanding as at January 14, 2002

4.	Based on exchange rate of 1.603 CDN$:US$

	Helix			HEARx			HEARx*
	Min		Max	Min		Max	Min		Max

RR Revenue		$45.5			$79.8			$66.5
Price/ T12 Revenue Multiple	0.2x		0.6x	0.2x		0.6x	0.2x		0.6x
Implied Price	$9.1		$27.3	$16.0		$47.9	$13.3		$39.9
Shares Outstanding (million)		46.2			16.2			16.2
Implied Value Per Share	$0.20		$0.59	$0.99		$2.96	$0.82		$2.46

Implied Exchange Ratio				0.1999			0.2399

*	Excludes 50% of HEARx West revenue

Notes:

1.	All figures in CDN$ millions except for per share amounts

2.	Helix financial numbers as at November 30, 2001; HEARx financial numbers as at September 29, 2001

3.	Shares outstanding as at January 14, 2002

4.	Based on exchange rate of 1.603 CDN$:US$

     Additional multiples were considered such as EV to earnings before interest, taxes and depreciation and amortization (“EBITDA”) and EV to earnings before interest and taxes (“EBIT”). However, applying these multiples to both Helix and HEARx was not possible as each company had either negative or limited results for both EBITDA and EBIT during the last twelve months and in the most recent quarter.

     Precedent Transaction Analysis

      Yorkton analyzed seven precedent transactions including one transaction involving companies in the hearing care industry (Amplifon Group’s purchase of Acoudire BV). The remaining six transactions involved companies in the eye care industry.

Acquirer	Target

Norcross Roberts Group	U.S. Vision
Luxottica Group	Sunglass Hut International
Amplifon Group	Acoudire BV
Eye Care Centers of America	Vision Twenty-One Inc.
National Vision Associates Ltd.	Frame-n-Lens Optical Inc.
National Vision Associates Ltd.	New West Eyeworks Inc.
Thomas H. Lee Co.	Eye Care Centers of America Inc.

      Due to the limited financial disclosure available for these transactions combined with either the limited or negative results for Helix and HEARx for both EBITDA and EBIT over the last twelve months and the most recent quarter, the financial analysis performed concentrated on EV to T12 revenue and Price to T12 revenue for each company. The adjusted average for the seven transactions selected is 1.0x for EV to T12 revenue and 0.8x for price to T12 revenue implying the following relative exchange ratios for Helix shareholders:

Enterprise Value Analysis

	Helix			HEARx
	Min		Max	Min		Max

T12 Revenue		$47.4			$82.0
EV/ T12 Revenue Multiple	0.9x		1.1x	0.9x		1.1x
Implied EV	$42.7		$52.1	$73.8		$90.2
Add: Cash		$2.8			$9.1
Less: Debt		$22.7			$12.3
Implied Equity Value	$22.8		$32.2	$70.7		$87.1
Shares Outstanding (million)		46.2			16.2
Implied Value Per Share	$0.49		$0.70	$4.36		$5.37

Implied Exchange Ratio				0.1130 - 0.1299

Notes:

1.	All figures in CDN$ millions except for per share amounts

2.	Helix financial numbers as at November 30, 2001; HEARx financial numbers as at September 29, 2001

3.	Shares outstanding as at January 14, 2002

4.	Based on exchange rate of 1.603 CDN$:US$

	Helix			HEARx
	Min		Max	Min		Max

T12 Revenue		$47.4			$67.6
EV/ T12 Revenue Multiple	0.9x		1.1x	0.9x		1.1x
Implied EV	$42.7		$52.1	$60.9		$74.4
Add: Cash		$2.8			$9.1
Less: Debt		$22.7			$12.3
Implied Equity Value	$22.8		$32.2	$57.8		$71.3
Shares Outstanding (million)		46.2			16.2
Implied Value Per Share	$0.49		$0.70	$3.56		$4.40

Implied Exchange Ratio				0.1382 - 0.1587

*	Excludes 50% of HEARx West revenue

Notes:

1.	All figures in CDN$ millions except for per share amounts

2.	Helix financial numbers as at November 30, 2001; HEARx financial numbers as at September 29, 2001

3.	Shares outstanding as at January 14, 2002

4.	Based on exchange rate of 1.603 CDN$:US$

Market Capitalization Analysis

	Helix			HEARx
	Min		Max	Min		Max

T12 Revenue		$47.4			$82.0
Price/ T12 Revenue Multiple	0.7x		0.9x	0.7x		0.9x
Implied Price	$33.2		$42.7	$57.4		$73.8
Shares Outstanding (million)		46.2			16.2
Implied Value Per Share	$0.72		$0.92	$3.54		$4.56

Implied Exchange Ratio	0.2027

Notes:

1.	All figures in CDN$ millions except for per share amounts

2.	Helix financial numbers as at November 30, 2001; HEARx financial numbers as at September 29, 2001

3.	Shares outstanding as at January 14, 2002

4.	Based on exchange rate of 1.603 CDN$:US$

	Helix			HEARx
	Min		Max	Min		Max

T12 Revenue		$47.4			$67.6
Price/ T12 Revenue Multiple	0.7x		0.9x	0.7x		0.9x
Implied Price	$33.2		$42.7	$47.4		$60.9
Shares Outstanding (million)		46.2			16.2
Implied Value Per Share	$0.72		$0.92	$2.92		$3.76

Implied Exchange Ratio	0.2457

*	Excludes 50% of HEARx West revenue

Notes:

1.	All figures in CDN$ millions except for per share amounts

2.	Helix financial numbers as at November 30, 2001; HEARx financial numbers as at September 29, 2001

3.	Shares outstanding as at January 14, 2002

4.	Based on exchange rate of 1.603 CDN$:US$

     Discounted Cash Flow Analysis

      Yorkton performed a discounted cash flow analysis (DCF) for Helix, HEARx, and the combined entities for the years 2002 to 2006. The unlevered cash flows (EBITDA less capital expenditures and investment in working capital) were based on financial forecasts provided by Helix.

      The unlevered cash flows were discounted using a range of discount rates from 14% to 16%, which reflects the internal rate of return (IRR) an average investor would seek taking into account the current status of each of the respective businesses. The terminal year used was 2006 with a perpetual growth rate of 3% applied to that year which was then discounted at rates discussed above.

      The DCF analysis yielded an implied exchange ratio (Helix/ HEARx) ranging from 0.0862 to 0.1430 compared to the negotiated exchange ratio of 0.3537.

     Market Value Analysis

      Yorkton examined the relative exchange ratio over various time periods and compared that to the negotiated exchange ratio of 0.3537. The following table summarizes the historical relative exchange ratios (Helix/ HEARx):

			Implied Ratio
	Helix	HEARx	(HCA/EAR)

Spot Price (01/24/02)	$0.80	$1.92	0.4159
30-day Average	$0.80	$1.58	0.5062
60-day Average	$0.81	$1.56	0.5223
365-day Average	$1.10	$2.19	0.5018
Average			0.4865

      In reviewing the relative exchange ratios outlined above, Yorkton also analyzed the liquidity in the trading of Helix shares. Although the proposed arrangement between Helix and HEARx does not qualify as a special transaction, Yorkton looked to the liquidity guidelines outlined under rule 61-501 of the Ontario Securities Act under Section 1.3 (“Liquid Market in a Class of Securities”). Specifically, Yorkton examined the following liquidity factors:

1. Number of shares outstanding

2. Number of shares traded over the last twelve months

3. Number of trades over the last twelve months

4. Aggregate value of the trades over the last twelve months

5. The total market capitalization of the company

      The aggregated value of the trades over the last twelve months was only $3.9 million representing less than 15% of the current market value of Helix. Helix has never traded at a market capitalization greater than $75 million at any time over the last twelve months. This illiquidity of the Helix shares outlined above, reduced Yorkton’s focus on the implied relative exchange ratios outlined above.

     Analysis Summary

      In preparation of the opinion, Yorkton assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to it, discussed with or reviewed by or for it, or publicly available, and has not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of Helix or HEARx. In addition, Yorkton has not assumed any obligation to conduct, nor has it conducted, any physical inspection of the properties or facilities of Helix or HEARx. With respect to the financial forecast information furnished by Helix or HEARx, Yorkton has assumed that the information has been reasonably prepared and reflects the best currently available estimates and judgements of Helix’s or HEARx’s management as to the expected future financial performance of Helix or HEARx, as the case may be. Yorkton also assumes that the final form of the arrangement will be substantially similar to the last draft reviewed by it.

      Yorkton’s opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to them as of, the date hereof. Yorkton has assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the transaction, no restrictions including any divestiture requirements or amendments or modifications, will be imposed that will have a material adverse effect on the contemplated benefits of the merger. In the event that there is any material change in any fact or matter affecting the opinion after the date of the opinion, Yorkton reserves the right to change, modify or withdraw the opinion.

      In connection with the preparation of this opinion, Yorkton has not been authorized by Helix or the board of directors to solicit, nor has it solicited, third-party indications of interest for all or any part of Helix.

      Helix has agreed to indemnify Yorkton for certain liabilities arising out of its engagement. In the ordinary course of its business, Yorkton may actively trade Helix’s common stock, as well as HEARx’s common stock for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. As compensation for Yorkton’s services in connection with the opinion, Helix paid Yorkton a fee of CDN $200,000 payable upon delivery of the opinion. No portion of the fee was contingent upon the conclusions reached by Yorkton.

      In arriving at this opinion, Yorkton did not attribute any particular weight to any analysis or factor considered by it, but rather, made qualitative judgements as to the significance and relevance of each analysis and factor. Accordingly, Yorkton believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all analyses, would create an incomplete view of the process underlying this opinion.

     Opinion of Yorkton

      On the basis of and subject to the foregoing, Yorkton is of the opinion that, as of February 1, 2002, the exchange ratio is fair, from a financial point of view, to the stockholders of Helix.

      The full text of the written opinion of Yorkton, dated February 1, 2002, which sets forth assumptions made, matters considered and restrictions, is attached as Annex I to this joint proxy statement/prospectus. Helix stockholders are urged to read this opinion in its entirety. The Yorkton opinion which is addressed to the Helix board, is rendered only to the fairness of the arrangement to Helix stockholders from a financial point of view; it does not constitute a recommendation to any Helix stockholder as how such stockholder should vote at the Helix special meeting and does not address any other aspect of the proposed arrangement or any related transaction. The summary of the opinion of Yorkton set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion.

Interests of Certain Persons in the Arrangement

      The determinations of the boards of HEARx and Helix to participate in the arrangement may have been affected by interests that certain members of management and the board of directors of each of HEARx and Helix may have in the arrangement, including those referred to below. These interests may present those persons with actual or potential conflicts of interest in connection with the arrangement. The directors of HEARx and Helix were aware of these interests and considered them before their final unanimous approval of the arrangement.

      Immediately following the effective time, the board of directors of HEARx will consist of a number of current directors of each of HEARx and Helix. In addition, under the terms of the merger agreement, HEARx has agreed to offer to retain some members of the management of Helix and to offer them employment agreements that will provide for payments to each of those employees in the event of termination of their employment without cause, or upon death, disability or resignation of or by the employee in certain instances at any time within five years of the date of their employment agreement. These employees will also be released, in such events, from the vesting and other conditions placed on their options or other securities on the date of grant or issuance thereof. The employment agreements will provide for the grant of certain rights to the employee in the event of a change of control of HEARx.

Accounting Treatment

      For financial reporting purposes, the arrangement is reflected as the acquisition by a wholly owned subsidiary of HEARx of the Helix common shares, at the value of those shares immediately before the announcement of the July 27, 2001 definitive agreement. The arrangement will be accounted for as a purchase. HEARx will become the continuing reporting entity and the financial statements of HEARx will incorporate the results of Helix from the date of consummation of the arrangement. Helix will cease to be a separate accounting entity at that date.

Consequences under Securities Laws; Resale of Exchangeable Shares and HEARx Shares

United States

      The issuance of exchangeable shares to Helix stockholders will not be registered under U.S. federal securities laws. These shares will be issued in reliance upon the exemption provided by Section 3(a)(10) of the Securities Act of 1933. Section 3(a)(10) exempts securities issued in exchange for one or more bona fide outstanding securities from the general requirement of registration where the terms and conditions of the issuance and exchange of those securities have been approved by any court, after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom the securities will be issued have the right to appear.

      In connection with the arrangement, the Superior Court of Québec, District of Montreal, will conduct a hearing to determine the fairness of the terms and conditions of the arrangement, including the proposed issuance of securities in exchange for other outstanding securities. The court rendered its interim order on                     , 2002. If the arrangement is approved by the Helix stockholders, a hearing on the fairness of the arrangement will be held on                     , 2002 by the court. For more details, see “The Arrangement — The Amended and Restated Merger Agreement — Regulatory Matters.”

      HEARx has registered under the Securities Act, pursuant to a registration statement of which this joint proxy statement/prospectus forms a part, 14.7 million shares of HEARx common stock that will be issued in the arrangement and that will be issued from time to time upon the exchange of the exchangeable shares and 4.3 million shares that may be issued upon the exercise of the replacement options, warrants and convertible securities. These share amounts were calculated by applying the exchange ratio to the number of shares of Helix outstanding as of the date of this joint proxy statement/prospectus and then adding the number of HEARx shares of common stock necessary for exercise of the replacement options, warrants and convertible securities of Helix derived by multiplying the exchange ratio by the number of Helix shares otherwise underlying such securities. In each case, the resulting number was rounded up to the next tenth of a million shares. HEARx has also registered pursuant to the registration statement of which this joint proxy statement/ prospectus forms a part an additional approximately 4 million shares to be issued from time to time under the HearUSA 2002 Flexible Stock Plan.

      There will be no U.S. federal securities law restrictions upon the resale or transfer of the shares of HEARx common stock by Helix stockholders, except for those stockholders who are considered “affiliates” of HEARx, as that term is defined in Rule 144 and Rule 145 adopted under the Securities Act. Exchangeable shares and shares of HEARx common stock received by those stockholders who are considered to be “affiliates” of HEARx may be resold without registration only as provided by Rule 145 or as otherwise permitted under the Securities Act. Persons who may be considered to be affiliates of HEARx generally include individuals or entities that control, are controlled by, or are under common control with HEARx and may include the executive officers and directors of HEARx as well as its principal stockholders.

Canada

      HEARx, HEARx Canada Inc. and Helix will apply for rulings or orders of certain securities regulatory authorities in Canada to permit the issuance of the exchangeable shares and the shares of HEARx common stock upon exchange of exchangeable shares and upon exercise of the replacement options, warrants and convertible securities. Application will be made to permit resale of those shares in various jurisdictions without restriction by persons other than “control persons.”

Fees and Expenses

      The combined estimated fees and expenses of HEARx and Helix in connection with the arrangement, including financial advisors’ fees, filing fees, legal and accounting fees, soliciting fees and printing and mailing costs, is approximately $2.3 million. Approximately $700,000 of these fees and expenses were paid by HEARx as of September 29, 2001 and approximately $348,000 of these fees and expenses were paid by Helix as of August 31, 2001. These amounts are reflected in the unaudited pro forma condensed combined financial information included elsewhere in this joint proxy statement/prospectus.

Voting Agreement and Proxy

      Pursuant to a stockholders agreement, 3319725 Canada, Inc., Les Partenaires de Montreal, s.e.c., Duval Holdings, Inc., Steve Forget, Martin Cousineau, Richard Doucet, Luc Parent and Gestion Fremican Inc. have agreed to vote their Helix common shares in favor of the approval of the arrangement, the proposals set forth in this joint proxy statement/prospectus and any other transaction proposed by Helix. They have also agreed to vote their Helix common shares against any proposal for an extraordinary transaction with respect to Helix, including an arrangement or merger other than the arrangement described in this joint proxy statement/prospectus or a sale of a material amount of the assets of Helix. In addition, these stockholders have granted to Paul A. Brown and Stephen J. Hansbrough an irrevocable proxy to vote their Helix common shares in a manner consistent with the preceding sentence. See “The Arrangement — The Stockholders Agreement” for a more detailed description of the terms of the stockholders agreement.

Stock Options

      Helix’s executive officers and directors hold options to acquire Helix common shares. At the effective time, all such options, whether or not exercisable, will be converted, based upon the exchange ratio, into and become rights with respect to HEARx common stock. HEARx will assume each such option in accordance with its terms and the related stock option agreement. At February 7, 2002, the directors and executive officers and affiliates of Helix collectively held options, whether or not then exercisable, to acquire a total of 1,988,990 Helix common shares at a weighted average exercise price of $1.40 per share.

Dissenters’ or Appraisal Rights

      Under applicable law, HEARx stockholders do not have rights to dissent or to appraisal of the value of their shares in connection with the arrangement.

      As indicated in the notice of the Helix meeting, any holder of Helix common shares is entitled to be paid the fair value of all, but not less than all, of those shares in accordance with section 190 of the Canada Business Corporations Act if the stockholder dissents to the arrangement and the arrangement becomes effective. A holder of Helix common shares is not entitled to dissent with respect to the arrangement if he votes any of such shares in favor of the proposal and the special resolution authorizing the arrangement. A holder may only object to the proposal in writing and not through the execution of a proxy. The execution or exercise of a proxy does not constitute a written objection for purposes of the Canada Business Corporations Act.

      The following summary is not a complete statement of the procedures to be followed by a dissenting stockholder under the Canada Business Corporations Act. The Canada Business Corporations Act requires adherence to the procedures and failure to do so may result in the loss of all dissenter’s rights. Accordingly, each stockholder who might desire to exercise dissenter’s rights should carefully consider and comply with the provisions of section 190 and consult his legal adviser. The full text of section 190 of the Canada Business Corporations Act is set out in Annex J to this joint proxy statement/prospectus.

      A dissenting stockholder who seeks payment of the fair value of his Helix common shares is required to send a written notice of objection to the special resolution to Helix at or prior to the Helix meeting. A failure to vote against the proposal at or before the meeting does not constitute a waiver of dissent and appraisal rights as long as the written notice of objection is transmitted to Helix at or before the meeting. The address for Helix for such purpose is Helix Hearing Care of America Corp., 7100 Jean-Talon East, Montreal, Québec, H1M 3S3, Attention: Secretary. A vote against the proposal, and therefore, the special resolution or withholding a vote does not constitute a written objection. A written objection is defined in Section 190 of the Canada Business Corporations Act.

      Within 10 days after the proposal and the special resolution is approved by stockholders, Helix must so notify the dissenting stockholder who is then required, within 20 days after receipt of such notice, (or if he does not receive such notice within 20 days after he learns of the approval of the special resolution), to send to Helix a written notice containing his name and address, the number and class of shares in respect of which he dissents and a demand for payment of the fair value of such shares. Within 30 days after sending such written notice, the dissenting shareholder must send Helix or its transfer agent, Computershare Trust Company of Canada, the appropriate share certificate or certificates.

      If the proposal contemplated in the special resolution becomes effective, Helix is required to determine the fair value of the shares and to make a written offer to pay such amount to the dissenting stockholder. If such offer is not made or not accepted within 50 days after the proposal and the special resolution becomes effective, Helix may apply to the court to fix the fair value of such shares. There is no obligation on Helix to apply to the court. If Helix fails to make such an application, a dissenting stockholder has the right to so apply within the next 20 days. If an application is made by either party, the dissenting stockholder will be entitled to be paid the amount fixed by the court. The fair value of the Helix common shares as determined for such purpose by a court will not necessarily be the same as, and could vary significantly from the fair market value, of such shares as determined for purposes of the arrangement.

      Persons who wish to dissent and who are beneficial owners of Helix common shares registered in the name of a broker, custodian, nominee or other intermediary should be aware that ONLY A REGISTERED STOCKHOLDER IS ENTITLED TO DISSENT. A stockholder who beneficially owns Helix common shares but is not the registered holder thereof, should contact the registered holder for assistance.

Exchange of Helix Common Share Certificates

      At the effective time of the arrangement, HEARx Canada Inc. will become the legal and beneficial owner of all of the Helix common shares other than Helix common shares held by HEARx or HEARx Acquisition ULC. Each certificate formerly representing Helix common shares will represent only the right to receive the exchangeable shares or the HEARx common stock issuable in the arrangement until those certificates are surrendered to the exchange agent. The exchange agent for the arrangement is Computershare Trust Company of Canada.

      Helix stockholders will receive with this joint proxy statement/prospectus a letter of transmittal and election form for use in exchanging Helix common share certificates for exchangeable share certificates or HEARx common stock certificates. When a Helix stockholder surrenders his share certificates, together with a signed letter of transmittal and election form, he will receive in exchange, after the effective time of the arrangement, certificate(s) representing the whole exchangeable shares or shares of HEARx common stock to which he is entitled.

      If you are a holder of Helix common shares and are contemplating voting against the arrangement and requesting dissenter’s rights, please see “The Arrangement — Dissenters’ or Appraisal Rights” above for a detailed explanation of the procedures for doing so.

Treatment of Outstanding Helix Stock Options, Warrants and Convertible Securities

      On February 7, 2002, Helix had outstanding various options, warrants and convertible securities exercisable for up to 11,967,563 common shares. These options, when vested, would be exercisable to acquire a total of approximately 2,710,090 Helix common shares at prices between CDN$1.40 and CDN$1.45 with various expiration dates through December 31, 2005. The warrants are exercisable to acquire a total of approximately 3,687,212 Helix common shares at prices between CDN$1.55 and CDN$2.75 with various expiration dates to November 29, 2003. The convertible securities are exercisable to acquire a total of approximately 5,570,261 Helix common shares at prices between CDN$1.53 and CDN$3.00 with various expiration dates to August 6, 2003.

      After completion of the arrangement, each outstanding Helix option will be exchanged for a replacement option issued under the HearUSA 2002 Flexible Stock Plan. Each replacement option will entitle its holder to purchase a number of shares of HEARx common stock equal to the number of common shares of Helix for which it is exercisable multiplied by the exchange ratio. The replacement option will provide for an exercise price per share of HEARx common stock equal to the exercise price per share of the Helix option immediately prior to the effectiveness of the arrangement converted from Canadian dollars to U.S. dollars at the noon spot rate announced by the Federal Reserve on the business day immediately preceding the effective date of the arrangement divided by the exchange ratio. The term to expiration of the option will be extended to ten years, but the vesting schedule will be unchanged. The replacement option will be subject to the terms and conditions of the HearUSA 2002 Flexible Stock Plan. See “Other HEARx Special Meeting Proposals — Adoption of the HearUSA 2002 Flexible Stock Plan” for a detailed discussion of the plan.

      Each outstanding Helix warrant and convertible security will remain outstanding and be exercisable for exchangeable shares based on the exchange ratio. Each warrant and convertible security will entitle its holder to purchase the number of exchangeable shares equal to the number of common shares of Helix for which it was exercisable multiplied by the exchange ratio. The exercise price shall be the exercise price per share of such security immediately prior to the effective time of the arrangement divided by the exchange ratio. The term to expiration of the warrants and convertible securities and all other terms and conditions of the warrants and convertible securities will otherwise remain unchanged. Any document or agreement previously evidencing a Helix warrant or convertible security will remain unchanged, except that it will apply to exchangeable shares.

Actions of HEARx and Helix Prior to the Arrangement

      The merger agreement contains covenants customary in transactions of this type for each of HEARx and Helix, which apply between July 27, 2001, and completion of the arrangement. The following summarizes some of these covenants:

•	to operate their businesses and to cause each of their subsidiaries to conduct their businesses in the usual, ordinary and regular course consistent with past practice and not to enter into any commitments of a capital expenditure nature or incur any contingent liability that would exceed CDN$100,000 in the aggregate;

•	not to issue, sell, pledge, lease, dispose of, encumber any additional shares of, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any shares of capital stock or agree to do any of the foregoing or to sell any assets other than in the ordinary course of business;

•	not to amend or propose to amend their articles or certificate of incorporation or bylaws or those of any of their respective subsidiaries;

•	not to subdivide, consolidate or reclassify any outstanding securities or declare, set aside or pay any dividend or other distribution payable in cash, securities, property or otherwise with respect to any of their outstanding securities;

•	not to redeem, purchase or offer to purchase any outstanding securities;

•	not to reorganize, combine or merge with any other person;

•	not to reduce their stated capital;

•	not to acquire or agree to acquire (by merger, combination, acquisition of shares or assets or otherwise) any person, corporation, partnership or other business organization or division or acquire or agree to acquire any material assets,

•	not to satisfy any material claims or liabilities, repay (other than regularly scheduled principal and interest payments) any indebtedness for borrowed money or relinquish any material contractual rights, other than the repayment by Helix of certain of its convertible debt;

•	not to incur or commit to incur any indebtedness for borrowed money or issue any debt securities, or guarantee or otherwise become responsible for the obligations of any other person, corporation, partnership or other entity, organization or division whatsoever, or enter into any interest rate, currency or commodity swaps, hedges or other similar financial instruments;

•	not to enter into any new line of business, enter into any material transaction not in the ordinary course of business, enter into any material contract or agreement, or amend in any material respect any material contracts, including without limitation any agreements or arrangements with suppliers or vendors, or any real property leases;

•	not to take any action that is intended or that may reasonably be expected to result in any of their representations or warranties set forth in the merger agreement being or becoming untrue, or in any of the conditions of the arrangement not being satisfied;

•	not to change their methods of accounting except as required by changes in generally accepted accounting principles in concurrence with each of Helix and HEARx’s independent auditors;

•	not to enter into any agreement or arrangement that would limit or restrict any of their or their respective subsidiaries or any successor thereto, from engaging or competing in any line of business or in any geographic area;

•	not to enter into or modify any employment, severance, collective bargaining, incentive stock option or similar agreements, policies or arrangements with, or grant any bonuses, salary increases, severance or termination pay to, any officers or directors other than pursuant to agreements, policies or arrangements in effect (without amendment) on July 27, 2001;

•	in the case of employees who are not officers or directors, not to take any action other than reasonable actions in the ordinary, regular and usual course of business and consistent with past practice with respect to the entering into or modifying of any employment, severance, collective bargaining or similar agreements, policies or arrangements or with respect to the grant of any bonuses, salary increases, stock options, pension benefits, retirement allowances, deferred compensation, severance or termination pay or any other form of compensation or profit sharing or with respect to any increase of benefits payable otherwise than pursuant to agreements, policies or arrangements in effect (without amendment) on the date of the merger agreement;

•	not to enter into or modify any consulting or similar commitment, agreement or arrangement;

•	not to hire any new employees at a rate of compensation including salary and bonuses in excess of US$75,000 annually;

•	to use their best efforts to cause their current insurance (or re-insurance) policies not to be canceled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the canceled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

•	to use their best efforts, and cause each of their subsidiaries to use its best efforts, to preserve intact their respective business organizations and goodwill, to keep available the services of their officers and employees as a group and to maintain satisfactory relationships with suppliers, agents, distributors, customers and others having business relationships with their or their subsidiaries;

•	to maintain all of their properties and assets in good repair, order and condition;

•	to maintain their books of account and records in the usual, regular and ordinary manner, in accordance with generally accepted accounting principles, consistently applied;

•	to comply with all laws, regulations and orders applicable to their and the conduct of their businesses;

•	not to take any action, or permit any of their subsidiaries to take any action that would render, or that reasonably may be expected to render, any representation or warranty made by their untrue at any time on or prior to the effective date;

•	to confer on a regular basis each other with respect to operational matters and promptly notify the other orally and in writing of any material adverse change in the normal course of its or its subsidiaries’ businesses or in the operation of their or their subsidiaries’ businesses or properties (in each case on a consolidated basis), and of any material governmental or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated);

•	not to settle or compromise any claim brought by any present, former or purported holder of any of their securities or any party to any agreement with their in connection with the arrangement; and

•	to ensure that their board of directors refrains from taking any action pursuant to employment agreements or similar agreements between their and any of their officers or employees which would have the effect of permitting such persons to terminate their employment and to thereupon become entitled to receive payments from the other party, as a result of the arrangement or any other action contemplated hereby.

Covenant Regarding Non-Solicitation

      Helix has agreed not to solicit any proposal to be acquired by another party. However, if another party does propose to acquire Helix and the Helix board of directors determines in good faith that the proposal is a superior proposal, then the board of directors can negotiate and approve the superior proposal and recommend it to the Helix stockholders. In that event, however, HEARx can terminate the merger agreement and Helix must pay HEARx the break-up fee of $1.0 million. An acquisition proposal will be considered superior if the board of directors determines in good faith, after receiving advice of its financial advisors and its outside counsel and after taking into account all relevant factors, that the proposal would result in a transaction financially superior for the Helix stockholders than the arrangement. Those factors can include the conditions to such proposal, the timing of the closing thereof, the risk it will not be consummated, the ability of the person making the proposal to finance the transaction and any required consents, filings and approvals.

      In the event of a superior proposal, Helix has agreed to provide HEARx with five days prior notice and an opportunity to amend the merger agreement to provide for substantially similar financial terms to those included in the superior proposal.

Representations and Warranties

      The merger agreement contains, subject to specified exceptions and qualifications, representations and warranties customary in transactions of this type for each of HEARx and Helix, including representations and warranties with regard to the following:

•	organization, qualification, standing and similar corporate matters for the Company and its subsidiaries;

•	its capital structure, including the number of authorized shares and the number of shares outstanding;

•	the authorization, performance and enforceability of the arrangement agreement;

•	the absence of any violation of its or the Company’s subsidiaries’ governing instruments or applicable laws and agreements, governmental filings, authorizations and consents required to complete the arrangement;

•	the absence of any default or violation of its or the Company’s subsidiaries’ judgments, decrees, orders, agreements and other instruments;

•	since the end of its most recently completed fiscal year, the Company and its subsidiaries have conducted their respective businesses only in the ordinary course of business, there has been;

•	material adverse changes relating to its financial condition, results of operations, prospects, assets, liabilities or material damage to the Company’s or its subsidiaries’ business or properties;

•	no payment of any dividend or other distribution in respect of its capital stock or redemption or repurchase of the same;

•	no change in its capitalization;

•	no material liability has been incurred;

•	no disposal or acquisition of any property or assets other than in the ordinary course of business;

•	no change to its accounting principals and practices or compensation of any of its employees;

•	no material loans or advances and no payments to or agreements with any party not dealing at arm’s length with the Company or its subsidiaries;

•	the filing of all required securities reports and financial statements with securities regulators and the American Stock Exchange or The Toronto Stock Exchange;

•	the absence of any untrue statements of material fact or omission of material facts in the documents filed with securities regulators;

•	that its material contracts, employee compensation plans, employee agreements, intellectual property, debt instruments and guarantees are as stated in the schedules to the arrangement agreement;

•	the disclosure of all material adverse information;

•	the fair presentation of its financial condition in the financial statements filed with securities regulators;

•	compliance with all material applicable laws and disclosure of all material litigation;

•	that its environmental, tax matters, employee benefit matters, intellectual property matters and the title to its properties all are as stated in the arrangement agreement; and

•	the absence of any broker or financial advisor fees to be paid by it in connection with the arrangement.

The representations and warranties will not be a basis for indemnity claims after the completion of the arrangement.

Conditions to Consummation

      The obligations of HEARx to complete the arrangement are subject to satisfaction or waiver of the following conditions:

•	the accuracy of the representations and warranties of Helix in all material respects at the effective time of the arrangement;

•	the performance and compliance by Helix in all material respects of the covenants and agreements under the merger agreement;

•	the approval of the respective stockholders of the arrangement and the transactions contemplated by the merger agreement;

•	the absence of any act, action, suit or proceeding pending or threatened that could reasonably be expected to have the effect of making illegal, or otherwise restraining or prohibiting the arrangement or making it materially more costly, prohibiting or materially limiting the ownership or operation of all or any material portion of the business or assets of Helix or any of its subsidiaries, imposing or confirming limitations on the ability of HEARx, directly or indirectly, effectively to acquire or hold or to exercise full rights of ownership of the Helix common shares, requiring divestiture of any Helix common shares or material assets of Helix or any of its subsidiaries, or materially adversely affecting the business, financial condition or results of operations of Helix and its subsidiaries taken as a whole or the value of the Helix common shares to HEARx;

•	the absence of any prohibition at law against completion of the arrangement or of any breach or default under any loan agreement, indenture, mortgage, lease or other material agreement of HEARx or Helix resulting from the completion of the arrangement;

•	the absence of any change (or any condition, event or development involving a prospective change) in the business, operations, assets, capitalization, financial condition, licenses, permits, rights, privileges, prospects or liabilities (including without limitation any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), whether contractual or otherwise, of Helix or any of its subsidiaries which, in the sole judgment of HEARx, is or would be materially adverse to the business of Helix and its subsidiaries considered on a consolidated basis or to the value of the Helix common shares to HEARx;

•	HEARx shall have determined in its sole judgment that Helix has not taken or proposed to take any action, or publicly disclosed that it intends to take any action, and HEARx shall not have otherwise learned of any previous action taken by Helix which had not been publicly disclosed, which, in the sole judgment of HEARx, might make it inadvisable for HEARx to proceed with the Arrangement, or that would be materially adverse to the business of Helix and the Helix subsidiaries considered on a consolidated basis or to the value of the Helix common shares to HEARx; including, without limiting the generality of the foregoing, any action with respect to any agreement, proposal, offer or understanding relating to any material sale, disposition or other dealing with any of the assets or contracts of Helix or any of the Helix subsidiaries (other than any such sale, disposition or other dealing between Helix and any wholly owned Helix subsidiary), any issue of shares, options or other securities of Helix to any person other than a wholly owned Helix subsidiary, any material acquisition from a third party of assets or securities by Helix or any of the Helix subsidiaries, or any take over bid, amalgamation, statutory arrangement, capital reorganization, merger, business combination or similar transaction involving Helix or any of the Helix subsidiaries, or any material capital expenditure by Helix or any of the Helix subsidiaries not in the ordinary course of business;

•	all approvals or exemptions under the Investment Canada Act in connection with the arrangement shall have been obtained on terms and conditions satisfactory to HEARx in its sole determination;

•	any other requisite regulatory approvals (including without limitation those of any stock exchanges, securities authorities or other regulatory authorities) in connection with the arrangement shall have been obtained on terms satisfactory to HEARx, in its sole judgment;

•	it shall not have been publicly disclosed or HEARx shall not have otherwise become aware that beneficial ownership or control of 15% or more of the outstanding Helix common shares has been acquired by any person or group (including without limitation Helix or any of the Helix subsidiaries or affiliates), other than HEARx or any of its affiliates, or the board of directors of Helix or any committee thereof shall not have approved or recommended any proposal or any other acquisition of Helix common shares other than the arrangement, any corporation, partnership, person or other entity or group shall not have entered into a definitive agreement or an agreement in principle with Helix with respect to a take-over bid (other than the arrangement), tender offer or exchange offer, merger, sale of assets, amalgamation, plan of arrangement, reorganization, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction with or involving Helix or any of its subsidiaries, or the board of directors of Helix or any committee thereof shall not have resolved to do any of the foregoing;

•	if dissent rights have been granted in respect of the arrangement, holders of not more than 5% of the Helix common shares shall have exercised the right of dissent;

•	HEARx shall have obtained financing for a principal amount of no less than US$25,000,000 with a lender on terms reasonably acceptable to HEARx and Helix;

•	Helix shall have obtained the consent of SCC Canada, Inc., as agent for Sirrom Capital Corporation and The Toronto Dominion Bank, and Les Partenaires de Montreal, s.e.c. to the arrangement and the transactions contemplated in connection with the arrangement on such terms and conditions as are reasonably acceptable to HEARx; and

•	Helix shall have terminated the subscription agreement between Helix and Les Partenaires de Montreal s.e.c., 175778 Canada Inc., Marcel Dutil, Gestion Fremican Inc., Steve Forget, Luc Parent, Martin Cousineau and Richard Doucet on such terms and conditions as are reasonably acceptable to HEARx.

      The obligations of Helix to complete the arrangement are subject to satisfaction or waiver of the following conditions:

•	the accuracy of the representations and warranties of HEARx in all material respects at the effective time of the arrangement;

•	the performance and compliance by HEARx in all material respects of the covenants and agreements under the merger agreement;

•	the approval of the respective stockholders of HEARx and Helix of the arrangement and the transactions contemplated by the merger agreement;

•	the absence of any act, action, suit or proceeding pending or threatened that could reasonably be expected to have the effect of making illegal, or otherwise restraining or prohibiting the arrangement or making it materially more costly;

•	any requisite regulatory approvals (including without limitation those of any stock exchanges, securities authorities or other regulatory authorities) in connection with the arrangement shall have been obtained on terms reasonably satisfactory to Helix;

•	any other third party approvals and waivers necessary in connection with consummation of the arrangement and the transactions contemplated by the merger agreement, including the waiver of the right of first refusal by The Permanente Federation LLC in connection with the HEARx West LLC agreement as between The Permanente Federation LLC and HEARx, shall have been obtained by HEARx on terms reasonably satisfactory to Helix;

•	HEARx shall have obtained financing for a principal amount of no less than US$25,000,000 with a lender on terms reasonably acceptable to HEARx and Helix; and

•	HEARx shall have provided Helix with evidence that HEARx has provided its prior written approval of the arrangement to the rights agent under the HEARx rights agreement such that no benefits under that agreement will be received by any holders.

Termination of the Merger Agreement and the Payment of Fees

      The merger agreement may be terminated and the merger contemplated by the merger agreement abandoned, at any time prior to the closing date of the merger agreement, as follows:

•	by mutual written agreement;

•	by either Helix or HEARx, if the transaction has not been consummated on or prior to June 30, 2002, so long as the terminating party has not failed to fulfill any material obligation under the arrangement agreement which caused or resulted in the transaction failing to be consummated by such date;

•	by HEARx, if the board of directors of Helix has withdrawn, redefined or changed any of its recommendations or determinations concerning the arrangement in a manner adverse to HEARx or shall have resolved to do so prior to the effective time and Helix pays a termination fee of US$1.0 million;

•	by HEARx, if the board of directors of Helix shall have failed to reaffirm its recommendation of the arrangement by press statement within 5 days after the public announcement or commencement of a proposal by another company to acquire Helix, and in a director’s circular, if any, within 10 days after the mailing of any such proposal and Helix pays a termination fee of US$1.0 million;

•	by HEARx, if Helix consummates a merger or arrangement with another company and Helix pays a termination fee of US$1.0 million;

•	by HEARx, if Helix fails to comply with or breaches any of its any representations, warranties or covenants set forth in the merger agreement and Helix pays a termination fee of US$1.0 million;

•	by Helix, if the board of directors of HEARx has withdrawn, redefined or changed any of its recommendations or determinations concerning the arrangement in a manner adverse to Helix and HEARx pays a termination fee of US $1.0 million;

•	by Helix, if HEARx fails to comply with or breaches any of its any representations, warranties or covenants set forth in the merger agreement and Helix pays a termination fee of US$1.0 million; and

•	by HEARx if any Helix shares are issued after July 27, 2001, upon conversion of certain convertible debentures or upon exercise of certain preemptive or subscription rights.

      In addition to the termination fee, Helix and HEARx have agreed that in the event the merger agreement is terminated prior to the effective time for the reasons set forth in bullets two (in the case of bullet two, if the termination is initiated by Helix) through six, HEARx will be granted a 49% interest in the HearUSA Network being formed through a joint venture among HEARx, Helix and Siemens Hearing Instruments, Inc. In the event the merger agreement is terminated prior to the effective time for any other reason, HEARx will have an option to purchase 49% of the HearUSA Network at its appraised fair market value.

Arrangement Mechanics

      When the arrangement becomes effective, the following events will occur in the following order:

•	each outstanding Helix common share, other than shares held by dissenting stockholders who are ultimately entitled to be paid the fair value of their shares, will be automatically transferred by the holder to HEARx Canada Inc. in exchange for, at the election of the holder, 0.3537 fully-paid and non-assessable exchangeable shares of HEARx Canada Inc. or 0.3537 shares of HEARx common stock together with the associated purchase rights under the HEARx rights agreement. Holders of Helix common shares that are not Canadian residents will not be entitled to elect to receive exchangeable shares and any election otherwise will be deemed to be an election to receive HEARx common stock. The ratio of one Helix common share to 0.3537 exchangeable shares or shares of HEARx common stock is sometimes referred to as the exchange ratio. The exchange ratio is subject to adjustment to reflect any share split, reverse split, share dividend, reorganization, recapitalization or other like change;

•	each Helix option will be exchanged for a replacement option that is exercisable for a number of shares of HEARx common stock determined by multiplying the number of Helix common shares subject to such option by the exchange ratio at an exercise price per share of HEARx common stock equal to the exercise price per share of such Helix option immediately prior to the effective time of the arrangement (adjusted for conversion from Canadian dollars to US dollars) divided by the exchange ratio;

•	each outstanding Helix warrant or convertible security will become exercisable into a number of exchangeable shares based on the exchange ratio; and

•	HEARx will issue and deposit the special voting share with the trustee.

      Immediately following the effectiveness of the arrangement, Helix’s outstanding capital stock will consist of approximately 46.2 million common shares, all of which will be held by HEARx or HEARx Canada Inc. Based on the exchange ratio, the former holders of Helix common shares will hold an aggregate of approximately 14.61 million exchangeable shares and shares of HEARx common stock. Former holders of Helix common shares will initially have the power to vote approximately 51% of the outstanding votes at meetings of stockholders following the arrangement. However, on a fully diluted basis, assuming the exercise or conversion of all outstanding options or convertible securities of Helix and HEARx, former holders of Helix common shares will have the power to vote approximately 46% of the outstanding votes at meetings of stockholders following the arrangement.

      The exchange ratio is subject to adjustment on any stock split, reverse stock split, stock dividend, recapitalization or other like change with respect to HEARx common stock or Helix common shares prior to the effectiveness of the arrangement.

      No fractional exchangeable shares or shares of HEARx common stock will be delivered in exchange for Helix common shares pursuant to the arrangement. Any Helix stockholder otherwise entitled to a fractional interest in an exchangeable share or HEARx common stock, as the case may be, will receive a certificate adjusted to the next lower whole number of exchangeable shares or shares of HEARx common stock, as the case may be.

      See “The Arrangement — Exchange of Helix Common Share Certificates” for procedures to be followed to obtain certificates representing the exchangeable shares or HEARx common stock issuable in the arrangement.

Amendments

      The merger agreement may be amended, modified or supplemented only in writing signed by the parties to the merger agreement.

Management and Board of Directors After the Arrangement

      Immediately following the effective time of the arrangement, the board of directors of HEARx shall be composed of Paul A. Brown (Chairman), Steve Forget (Vice Chairman), Stephen J. Hansbrough, Thomas W. Archibald, Joseph L. Gitterman III, David J. MacLachlan, Martin Cousineau, Michel Labadie and Mark Wayne. The executive committee of HEARx will be composed of Stephen J. Hansbrough, Steve Forget, Martin Cousineau, Gino Chouinard, James Peklenk, Francois Tellier, Bryan Burgett and Donna Taylor.

      The officers of HEARx will be Paul A. Brown (Chairman), Stephen J. Hansbrough (Chief Executive Officer), Steve Forget (President), James Peklenk (Co-Chief Financial Officer), Gino Chouinard (Co-Chief Financial Officer), Donna Taylor (Division Chief Operating Officer) and Martin Cousineau (Division Chief Operating Officer).

      The bylaws of HEARx will be amended as of the effective time to provide for a vote of seven out of nine members of the HEARx board of directors for the approval of the following matters:

•	A reorganization, merger, spin-off or sale, in whole or part, of HEARx or any of its affiliates, subsidiaries and divisions;

•	The issuance of capital stock or any other transaction involving HEARx capital stock;

•	Any equity or debt financing of more than US$5 million;

•	Any acquisition for a consideration of more than US$5 million;

•	Approval of an annual budget;

•	Material changes to the initial business plan for HEARx;

•	Appointment of the Chairman, Vice Chairman, Chief Executive Officer, President, Chief Operating Officer, Chief Financial Officer of HEARx and each of its subsidiaries or divisions;

•	Appointment of the members of the Compensation, Corporation Governance, Audit and Executive Committees; and

•	Any other actions that will or may result in the dilution of the stockholders of HEARx.

Exchange Listing After the Arrangement

      HEARx common stock is currently listed on the American Stock Exchange under the symbol “EAR”. HEARx plans to maintain the listing on the American Stock Exchange. HEARx intends to apply for the listing of its common stock and the exchangeable shares on The Toronto Stock Exchange under the symbols “                              ” and “                              ”. The approval of this listing will be under the terms of The Toronto Stock Exchange, subject to the satisfaction of its customary requirements. We do not currently intend to list the HEARx common stock or exchangeable shares on any other stock exchange in Canada or the United States.

Description of Exchangeable Shares

      The exchangeable shares will be exchangeable for HEARx common stock in the manner described below at the option of the holder. The exchangeable shares will be subject to mandatory exchange on and after the fifth anniversary of the arrangement, subject to earlier mandatory exchange in certain circumstances. Holders of exchangeable shares will also be entitled to receive, subject to applicable law, dividends equivalent to all dividends paid on the HEARx common stock, if any. Cash dividends will be payable in U.S. dollars or the Canadian dollar equivalent. The record date and payment date for dividends on the exchangeable shares will be the same as the relevant date for the corresponding dividends on the HEARx common stock. Holders of exchangeable shares will also be entitled to participate in any liquidation of HEARx through the automatic exchange right.

     Retraction of Exchangeable Shares

      Holders of exchangeable shares will be entitled at any time to require HEARx Canada Inc. to redeem any or all of their exchangeable shares for a retraction price per share equal to the exchangeable share consideration. The term “exchangeable share consideration” for purposes of a retraction, redemption or exchange means certificates representing the total number of shares of HEARx common stock required to be delivered, a check for any declared and unpaid cash dividends and any stock or property constituting any declared and unpaid non-cash dividends on the exchangeable shares. A holder may retract the exchangeable shares by presenting the certificates representing the exchangeable shares to HEARx Canada Inc. or the trustee, a retraction request indicating the number of exchangeable shares the holder desires to retract and the date on which the holder desires to receive the retraction price and any other documents required by the transfer agent.

      When a holder requests HEARx Canada Inc. to redeem retracted shares, HEARx Acquisition ULC will have an overriding call right to purchase all of the retracted shares directly from the holder on the terms of the holder’s retraction request. Upon receipt of a retraction request, HEARx Canada Inc. will immediately notify HEARx Acquisition ULC. HEARx Acquisition ULC must advise HEARx Canada Inc. within five business days as to whether it will exercise the retraction call right. If HEARx Acquisition ULC does not so advise HEARx Canada Inc., HEARx Canada Inc. will notify the holder as soon as possible that HEARx Acquisition ULC will not exercise the retraction call right. If HEARx Acquisition ULC advises Helix that it will exercise the retraction call right and the request to retract is not revoked by the holder, the request to retract will be considered to be an offer by the holder to sell the retracted shares to HEARx Acquisition ULC.

      A holder may revoke its request to retract in writing at any time prior to the close of business on the business day preceding the retraction date. If the request is revoked, the retracted shares will not be purchased by HEARx Acquisition ULC or redeemed by HEARx Canada Inc. If the holder does not revoke its request to retract on the retraction date, the retracted shares will be purchased by HEARx Acquisition ULC or redeemed by HEARx Canada Inc. HEARx Acquisition ULC, HEARx Canada Inc. or the exchange agent will deliver the aggregate retraction price to the holder.

      If solvency law requirements do not permit HEARx Canada Inc. to redeem all retracted shares and HEARx Acquisition ULC has not exercised the retraction call right, HEARx Canada Inc. will redeem only those retracted shares tendered by the holder, rounded down to a whole number of shares, as permitted by law. If the redemption would be contrary to law, HEARx Canada Inc. will redeem the shares on a pro rata basis. On the retraction date, HEARx Acquisition ULC will be required to purchase the retracted shares not redeemed by HEARx Canada Inc.

     Redemption of Exchangeable Shares

      The outstanding exchangeable shares will be redeemed by HEARx Canada Inc. for a redemption price per share equal to the exchangeable share consideration upon the date determined by HEARx Canada Inc.’s board of directors at any time after the earlier of the fifth anniversary of the effective date of the arrangement; and the date on which the Canadian Income Tax Act is amended to permit a holder of exchangeable shares to dispose of exchangeable shares in exchange for HEARx common stock on a tax-deferred basis.

      When HEARx Canada Inc. is required to redeem the exchangeable shares, HEARx Acquisition ULC has an overriding redemption call right to purchase all of the exchangeable shares outstanding, excluding exchangeable shares held by HEARx and its subsidiaries, for a purchase price per share equal to the redemption price. Upon the exercise of the redemption call right, holders will be required to sell their exchangeable shares to HEARx Acquisition ULC and HEARx Canada Inc.’s redemption obligation will terminate.

      On or before the redemption date, upon the holder’s surrender of the certificates representing the exchangeable shares and proper transfer documents, HEARx Canada Inc. or HEARx Acquisition ULC will deliver the exchangeable share consideration to the holder by mailing it to the holder’s address on file with the transfer agent or by holding the consideration for the holder to pick up at the registered office of HEARx Canada Inc. or the office of the transfer agent, as specified in the written notice of redemption. In each case, any amounts required to be withheld for tax may be deducted from the consideration.

     Voting Rights of Exchangeable Shares

      On the effective date of the arrangement, HEARx, HEARx Acquisition ULC, HEARx Canada Inc. and the trustee will enter into the voting and exchange trust agreement in substantially the form attached to this joint proxy statement/prospectus as Annex C. The holders of exchangeable shares will not be entitled to vote at any meeting of stockholders of HEARx except for certain approval rights intended to protect their rights and benefits. See “The Arrangement — The Voting and Exchange Trust Agreement” below.

      The holders of the exchangeable shares will be entitled to vote separately as a class in any voluntary liquidation, dissolution or winding up of HEARx Canada Inc.

     Dividend Rights of Exchangeable Shares

      Holders of exchangeable shares will be entitled to receive dividends as follows:

•	in the case of a cash dividend declared on the HEARx common stock, an amount in cash for each exchangeable share corresponding to the cash dividend declared on each share of HEARx common stock;

•	in the case of a stock dividend declared on the HEARx common stock to be paid in shares of HEARx common stock, the number of exchangeable shares for each exchangeable share equal to the number of shares of HEARx common stock to be paid on each share of HEARx common stock; or

•	in the case of a dividend declared on the HEARx common stock in property other than cash or HEARx common stock, the type and amount of property as is the same as the type and amount of property declared as a dividend on each share of HEARx common stock.

      Cash dividends on the exchangeable shares are payable in U.S. dollars or the Canadian dollar equivalent. The declaration date, record date and payment date for dividends on the exchangeable shares will be the same as the date for the corresponding dividends on the HEARx common stock.

     Liquidation Rights With Respect to HEARx Canada, Inc.

      Holders of exchangeable shares will also be entitled to receive HEARx Canada Inc.’s assets if HEARx Canada Inc. is liquidated, dissolved or wound up, before distribution of any assets to the holder of HEARx Canada Inc. common stock. If HEARx Canada Inc. is liquidated, dissolved or wound up, HEARx Acquisition ULC will have an overriding liquidation call right to purchase all of the exchangeable shares, other than exchangeable shares held by HEARx or its subsidiaries, from the holders for a purchase price equal to the exchangeable share consideration described above.

      If HEARx Acquisition ULC chooses to purchase the exchangeable shares, it will give written notice to the transfer agent. The transfer agent will notify the holders as to whether HEARx Acquisition ULC will exercise this right. If HEARx Acquisition ULC does not choose to purchase the exchangeable shares, HEARx Canada Inc. will pay the exchangeable share consideration to each holder.

     Ranking

      The exchangeable shares will rank senior to the HEARx Canada Inc. common stock and any other shares ranking junior to the exchangeable shares with respect to the payment of dividends and the distribution of assets in the event of a liquidation, dissolution or winding up of HEARx Canada, Inc., whether voluntary or involuntary.

     Certain Restrictions

      Approval of the holders of the exchangeable shares will be required for HEARx Canada Inc. to:

•	pay any dividends on its common stock or any other shares ranking junior to the exchangeable shares, other than stock dividends payable in other shares ranking junior to the exchangeable shares;

•	redeem, purchase or make any capital distribution on its common stock or any other shares ranking junior to the exchangeable shares with respect to the payment of dividends or on any liquidation distribution;

•	redeem or purchase any other shares of HEARx Canada Inc. ranking equally with the exchangeable shares with respect to the payment of dividends or on any liquidation distribution; or

•	issue any exchangeable shares or any other shares of HEARx Canada Inc. ranking equally with, or superior to the exchangeable shares, other than by way of stock dividends to holders of such shares, pro rata to the holders of exchangeable shares, as contemplated by the support agreement or pursuant to any agreements or rights in existence at the effective date of the arrangement.

      These restrictions will not apply at any time when the dividends on the outstanding exchangeable shares corresponding to dividends declared and paid on the HEARx common stock have been declared and paid in full.

     Amendment of Terms of Exchangeable Shares

      The rights, privileges, restrictions and conditions attaching to the exchangeable shares may be amended only with the approval of two-thirds of the votes cast by holders of exchangeable shares entitled to vote at a duly called meeting at which a quorum is present.

Exchangeable Share Rights

      Prior to the effective time of the arrangement, HEARx Canada, Inc. will adopt an exchangeable share rights plan substantially equivalent to the HEARx rights agreement. Pursuant to the exchangeable share rights plan, each exchangeable share issued in the arrangement will have an associated exchangeable share right entitling the holder of such exchangeable share right to acquire additional exchangeable shares on terms and conditions substantially the same as the terms and conditions upon which a holder of HEARx common stock is entitled to acquire HEARx Series H Junior Participating Preferred Stock under the HEARx rights agreement. The definitions of beneficial ownership, the calculation of percentage ownership and the number of shares outstanding and related provisions will apply, as appropriate, to HEARx common stock and the exchangeable shares as though they were the same security. The exchangeable share rights are intended to have characteristics essentially equivalent in economic effect to the HEARx rights. See “Description of HEARx Common Stock and Other Securities — HEARx Rights Agreement.”

The Stockholders Agreement

      The stockholders agreement by and among HEARx, 3319725 Canada, Inc., Les Partenaires de Montreal, s.e.c., Duval Holdings Inc., Steve Forget, Martin Cousineau, Richard Doucet, Luc Parent and Gestion Fremican Inc. is attached to this joint proxy statement/prospectus as Annex E. The stockholders agreement provides that each stockholder, at any meeting of the stockholders of Helix, however called, or in connection with any written consent of the holders of Helix common shares, will vote his Helix common shares (a) in favor of the approval and adoption of the merger agreement, the arrangement and all the transactions contemplated by the merger agreement and stockholders agreement and any other actions required in furtherance thereof and (b) against any other proposal relating to the acquisition of Helix and any actions in furtherance thereof. Each stockholder has granted an irrevocable proxy to Paul A. Brown and Stephen J. Hansbrough for the Helix common shares that such stockholder is entitled to vote at any meeting of stockholders of Helix or consent in lieu of such meeting on the matters described in (a) and (b) above.

      The stockholders agreement further provides that each stockholder will exchange all of the Helix common shares then beneficially owned by such stockholder to HEARx Canada Inc. in exchange for HEARx common stock or exchangeable shares.

      The stockholders agreement provides that each stockholder will immediately cease any discussions or negotiations relating to any proposal to acquire Helix, other than with respect to the arrangement. Each stockholder has agreed that it will not, directly or indirectly, and will instruct its representatives not to, directly or indirectly (i) solicit, initiate or encourage, or take any other action to facilitate, any inquiries, any expression of interest or the making of any proposals which constitutes any acquisition proposal or (ii) participate in any discussions or negotiations regarding any acquisition proposal; provided that a stockholder who is a director or officer of Helix will not be limited in exercising any of his rights or performing any of his duties as a director or officer of Helix.

      Further, until and unless the stockholders agreement has been terminated, the stockholder may not, except as expressly provided for in the stockholders agreement, (a) sell, exchange, pledge, encumber or otherwise transfer or dispose of, or agree to sell, exchange, pledge, encumber or otherwise transfer or dispose of, any of its Helix common shares, or any interest therein, (b) deposit its Helix common shares into a voting trust or enter into a voting agreement or arrangement with respect to such shares or grant any proxy with respect thereto or (c) enter into any agreement, arrangement, understanding, or undertaking to do any of the foregoing. The agreement provides that Luc Parent may, upon prior written notice to HEARx, sell from time to time up to an aggregate of 200,000 Helix common shares on or before the effective date and the shares so sold will no longer be subject to the stockholders agreement. In addition, each stockholder waived any appraisal or other rights to dissent from the arrangement that such stockholder may have been entitled to. The covenants and arrangements contained in the stockholders agreement terminate upon the termination of the merger agreement in accordance with its terms.

      The Helix common shares subject to the terms and conditions of the stockholders agreement are those owned and acquired prior to the termination of the stockholders agreement. The shares owned by each of the stockholders as of July 27, 2001, are as follows:

Name	Shares

3319725 Canada, Inc.	10,350,000
Les Partenaires de Montreal s.e.c.	4,200,000
Duval Holdings Inc.	3,200,000
Steve Forget	491,464	*
Martin Cousineau	223,396
Richard Doucet	433,564	**
Luc Parent	622,500	***
Gestion Fremican Inc.	2,075,000

*	On October 2, 2001, Steve Forget exercised 117,000 options at an exercise price of $0.10 per option.

**	On September 12, 2001, Richard Doucet exercised 117,000 options at an exercise price of $0.10 per option. Thereafter, Richard Doucet transferred 58,500 common shares to his wife.

***	Between December 3 and January 17, 2002, Luc Parent sold 134,000 common shares.

The Voting and Exchange Trust Agreement

      The form of voting and exchange trust agreement that will be entered into by HEARx, HEARx Acquisition ULC, HEARx Canada Inc. and the trustee on completion of the arrangement is attached to this joint proxy statement/prospectus as Annex C. Pursuant to the voting and exchange trust agreement, HEARx will issue a voting share to the trustee for the benefit of the holders of the exchangeable shares, other than HEARx and its subsidiaries. The voting share will have a number of votes, which may be cast at any meeting at which HEARx stockholders are entitled to vote. The votes will be equal to the number of outstanding exchangeable shares, other than exchangeable shares held by HEARx and its subsidiaries. Each holder of an exchangeable share on the record date for any meeting at which HEARx stockholders are entitled to vote will be entitled to instruct the trustee to exercise one of the votes attached to the voting share for each exchangeable share held by that holder. If a holder does not instruct the trustee how to vote, the trustee will not exercise those votes. A holder may instruct the trustee to give the holder a proxy entitling the holder to vote the voting shares directly at the relevant meeting. If the trustee has not been instructed to sign and deliver a proxy to the holder, the trustee will exercise its voting rights for that holder’s shares either by proxy or in person.

      The trustee will send to the holders of the exchangeable shares the notice of the meeting at which the HEARx stockholders are entitled to vote on the same day as HEARx sends the notice and materials to the HEARx stockholders. Additionally, the trustee will send the related meeting materials and a statement describing how the holder may instruct the trustee to exercise the votes attaching to the voting share. The trustee will also send to the holders of exchangeable shares copies of all information statements, interim and annual financial statements, reports and other materials sent by HEARx to the HEARx stockholders. If materials such as dissident proxy circulars and tender and exchange offer circulars sent by third parties to HEARx stockholders are provided to the trustee by HEARx, the trustee will send those materials to the holders of exchangeable shares as soon as possible.

      All rights of a holder of exchangeable shares to exercise votes attached to the voting share will cease upon the exchange of the holders of exchangeable shares for shares of HEARx common stock. This includes rights by redemption, retraction or liquidation or through the exercise of the related call rights of the shares exchangeable for HEARx common stock.

      The voting and exchange trust agreement contains provisions that require the trustee to effect an exchange of the exchangeable shares for HEARx common stock upon request of the holder and other provisions that parallel the rights and terms of the exchangeable shares.

The Support Agreement

      The form of support agreement that will be entered into by HEARx, HEARx Acquisition ULC and HEARx Canada Inc. on completion of the arrangement is attached to this joint proxy statement/prospectus as Annex D. Pursuant to the support agreement, so long as any exchangeable shares, other than exchangeable shares held by HEARx or its subsidiaries, remain outstanding HEARx or HEARx Acquisition ULC will:

•	not declare or pay dividends on the HEARx common stock unless HEARx Canada Inc. is able to declare and pay and simultaneously declares or pays an equivalent dividend on the exchangeable shares;

•	advise HEARx Canada Inc. in advance of the declaration of any dividend on the HEARx common stock and ensure that the declaration date, record date and payment date for dividends on the exchangeable shares will be the same as that for the corresponding dividend on the HEARx common stock;

•	ensure that the record date for any dividend declared on the HEARx common stock will not be less than ten business days after the declaration date of the dividend;

•	pay to the holders of the exchangeable shares the applicable HEARx Canada Inc. liquidation amount, retraction price and redemption price in the event of a liquidation, dissolution or winding up of HEARx Canada Inc. or upon a retraction request by a holder of exchangeable shares or a redemption of exchangeable shares by HEARx Canada Inc., including the delivery of HEARx common stock;

•	not exercise its vote as a stockholder of HEARx Canada Inc. to initiate, consent or to approve the voluntary liquidation, dissolution or winding up of HEARx Canada Inc. nor take any action that is designed to, or omit to take away action that would result in, the liquidation, dissolution or winding up of HEARx Canada Inc.; and

•	not exercise its vote as a stockholder of HEARx Canada Inc. to authorize the continuance or other transfer of the corporate existence of HEARx Canada Inc. to any jurisdiction outside of Canada.

      The support agreement requires that HEARx reserve for issuance out of its authorized and unissued capital stock such number of shares of HEARx common stock as is equal to the number of exchangeable shares outstanding immediately following the effective date of the arrangement. Upon notice of any event that requires HEARx Canada Inc. to cause to be delivered HEARx common stock to a holder of exchangeable shares, HEARx will deliver or cause to be delivered the requisite shares of HEARx common stock to the former holder of the exchangeable shares, and will take all necessary action to ensure that the HEARx common stock is and will remain duly registered, qualified or approved under United States and Canadian law.

      In the event that a tender offer, share exchange offer, issuer bid, take-over bid or similar transaction is proposed by or to HEARx or its stockholders that is effected with the consent of the Board of Directors of HEARx, then HEARx will use reasonable efforts expeditiously and in good faith to take all such actions and do all such things as are necessary to permit holders of exchangeable shares to participate in such offer to the same extent and on an economically equivalent basis as the holders of HEARx common stock. If the continuing corporation is not bound by law to carry out the terms of the support agreement, then it must execute an agreement evidencing the assumption of the support agreement.

      HEARx Canada Inc. is required to notify HEARx and HEARx Acquisition ULC:

•	if HEARx Canada Inc. is liquidated, dissolved or wound up or threatened with a claim or proceeding for that purpose;

•	if HEARx Canada Inc. becomes aware that the transfer agent has received a retraction request from a holder of exchangeable shares;

•	at least 130 days prior to any accelerated redemption date determined by the Board of Directors of HEARx Canada Inc. in accordance with the exchangeable share provisions; and

•	of the issuance by HEARx Canada Inc. of any exchangeable share or right to acquire any exchangeable share.

      Under the support agreement, HEARx may not exercise any voting rights attached to the exchangeable shares owned by it or any of its subsidiaries on any matter considered at meetings of holders of exchangeable shares. HEARx will use its reasonable efforts to enable the exchangeable shares to remain listed on a Canadian stock exchange.

      The support agreement may not be amended without the approval of the holders of the exchangeable shares unless it is amended to:

•	add covenants to protect the holders of the exchangeable shares;

•	make necessary amendments not inconsistent with the support agreement; or

•	cure ambiguities, inconsistencies or clerical errors.

      The foregoing amendments may not be effected unless the boards of directors of all parties to the support agreement have concluded that these amendments are not prejudicial to the interests of the holders of the exchangeable shares.

FEDERAL INCOME TAX CONSIDERATIONS RELATING TO THE ARRANGEMENT

Canadian Federal Income Tax Considerations For Helix Stockholders

      In the opinion of Fraser Milner Casgrain LLP, Canadian counsel to Helix, the following is a summary of the material consequences under the Canadian Income Tax Act generally applicable to a Helix stockholder who, for the purposes of the Canadian Income Tax Act and at all relevant times, holds Helix common shares and will hold any exchangeable shares and HEARx common stock, as capital property, and who deals at arm’s length with, and is not and will not be affiliated with, any of Helix, HEARx, HEARx Acquisition ULC or HEARx Canada Inc. Helix common shares, exchangeable shares and HEARx common stock will generally constitute capital property to a holder thereof unless the holder holds such securities in the course of carrying on a business or has acquired such securities in a transaction or transactions considered to be an adventure in the nature of trade.

      This summary does not apply to a Helix stockholder in respect of whom HEARx is or will be a foreign affiliate within the meaning of the Canadian Income Tax Act. The Canadian Income Tax Act contains provisions relating to securities held by certain financial institutions. This summary does not take into account these particular rules. Stockholders that are financial institutions should consult their own tax advisors.

      This summary is based upon the current provisions of the Canadian Income Tax Act, the regulations thereunder and understanding of the current published administrative practices and policies of the Canada Customs and Revenue Agency, all in effect as of the date hereof. This summary also takes into account the specific proposals to amend the Canadian Income Tax Act and the regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof and assumes that all such proposals will be enacted substantially as proposed. However, no assurances can be given that the proposals will be enacted as proposed, or at all. We also base this summary on officer’s certificates obtained from HEARx and Helix.

      This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for specific tax proposals publicly announced prior to the date hereof, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial decision or action, or any changes in the administrative practices of the Canada Customs and Revenue Agency. This summary does not take into account tax legislation of any province, territory or foreign jurisdiction. Provisions of provincial income tax legislation vary from province to province in Canada and may differ from federal income tax legislation. No advance income tax ruling has been sought or obtained from the Canada Customs and Revenue Agency to confirm the tax consequences of any of the transactions herein described.

      This summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular Helix stockholder. Accordingly, Helix stockholders should consult their own tax advisors for advice with respect to the income tax consequences to them of disposing of their Helix common shares pursuant to the arrangement, and holding and disposing of exchangeable shares and HEARx common stock having regard to their own particular circumstances.

      For purposes of the Canadian Income Tax Act, all amounts relating to the acquisition, holding or disposition of HEARx common stock must be expressed in Canadian dollars, including dividends, adjusted cost base and proceeds of disposition. Amounts denominated in United States dollars must be converted into Canadian dollars based on the prevailing United States dollar exchange rate, at the time such amounts arise.

Helix Stockholders Resident in Canada

      The first portion of this summary is applicable to a Helix stockholder who, for the purposes of the Canadian Income Tax Act and any applicable income tax convention, at all relevant times, is or is deemed to be a resident of Canada while holding Helix common shares, exchangeable shares or HEARx common stock. Reference should also be made to the Section entitled “Proposed Amendments Relating to Foreign Investment Entities” at the end of this summary.

      A Helix stockholder may elect under the arrangement to receive exchangeable shares or HEARx common stock for such Helix stockholder’s Helix common shares. The resulting consequences are discussed separately below. Helix stockholders whose Helix common shares might not otherwise qualify as capital property may be able to make an irrevocable election under the Canadian Income Tax Act to have the Helix common stock and every Canadian security (as defined in the Canadian Income Tax Act) owned by such Helix stockholder in the taxation year of the election and in all subsequent taxation years deemed to be capital property. Please note that where a stockholder makes a section 85 election in respect of Helix common shares, as described below, the exchangeable shares received in exchange may not be Canadian securities for this purpose. As a result, on a subsequent disposition of exchangeable shares by the holder, capital gains treatment may not be available. You should consult your own tax advisors for advice with respect to whether such election is available to you and any particular tax consequences in the case where such election is not available to you.

Receipt of Ancillary Rights and Exchangeable Share Rights

      A Helix stockholder who receives exchangeable shares under the arrangement will also receive the ancillary rights and exchangeable share rights. See “The Arrangement — The Voting and Exchange Trust Agreement — The Support Agreement — Exchangeable Share Rights.” A Helix stockholder will be required to account for the ancillary rights and exchangeable share rights in determining the proceeds of disposition of such holder’s Helix common shares. As a result, Helix stockholders receiving exchangeable shares pursuant to the arrangement will be required to determine the fair market value of the ancillary rights and exchangeable share rights received on the exchange along with the exchangeable shares on a reasonable basis for Canadian income tax purposes. Helix will take the position that the ancillary rights and exchangeable share rights have a nominal fair market value. Any such determination of value, however, is a factual determination and is not binding upon the Canada Customs and Revenue Agency. Should the Canada Customs and Revenue Agency challenge such determination and ultimately succeed in establishing that the ancillary rights or the exchangeable share rights have a fair market value in excess of a nominal amount, the proceeds of disposition of your Helix common shares would be effected and other consequences may result as described in the following summary. Counsel expresses no opinion as to the appropriateness or accuracy of this position. A reference to exchangeable shares in the discussion that follows will be deemed to include a reference to ancillary rights and exchangeable share rights, where applicable.

     Grant of Call Rights

      Helix will take the position that the call rights have a nominal fair market value and that accordingly, no amount should be allocated to the call rights. See “The Arrangement — Description of Exchangeable Shares.” Any such determination of value is a factual determination and is not binding upon the Canada Customs and Revenue Agency. Counsel expresses no opinion as to the appropriateness or accuracy of this position. Provided that the determination of nominal value with respect to such call rights is correct, the granting of the call rights will not result in any material adverse income tax consequences to a Helix stockholder. However, should the Canada Customs and Revenue Agency challenge this determination and ultimately succeed in establishing that the call rights have a fair market value in excess of a nominal amount, Helix stockholders will realize a capital gain in an amount equal to the fair market value of the rights.

Exchange of Helix Common Shares for HEARx Common Stock

      A Helix stockholder who exchanges Helix common shares for HEARx common stock will be considered to have disposed of such Helix common shares for proceeds of disposition equal to the aggregate fair market value of the HEARx common stock and the related preferred share purchase rights acquired on the exchange. See “Description of HEARx Common Stock and Other Securities — HEARx Rights Agreement.” HEARx will take the position that the related preferred share purchase rights have a nominal fair market value. Counsel expresses no opinion as to the appropriateness or accuracy of this position. Any such determination of value is a factual determination and is not binding upon the Canada Customs and Revenue Agency. Should the Canada Customs and Revenue Agency challenge such determination and ultimately succeed in establishing that the related preferred share purchase rights have a fair market value in excess of a nominal amount, the proceeds of disposition of your Helix common shares would be affected. Therefore, you will realize a capital gain or capital loss equal to the amount by which the proceeds of disposition of your Helix common shares, net of any reasonable costs of disposition, exceed or are less than the adjusted cost base to you of your Helix common shares. The cost to you of HEARx common stock acquired on the exchange will be equal to the fair market value of such HEARx common stock at the time of the acquisition, and such costs will be averaged at any given time with the adjusted cost base of any other HEARx common stock held by you as capital property for the purposes of determining your adjusted cost base of HEARx common stock.

Exchange of Helix Common Shares for All Exchangeable Shares

     Non-Rollover Transaction

      A Helix stockholder who exchanges Helix common shares for all exchangeable shares, ancillary rights and exchangeable share rights and who does not make the joint election under the Canadian Income Tax Act (as described below under the heading “Section 85 Election”) will be considered to have disposed of such Helix common shares for proceeds of disposition equal to the sum of (i) the fair market value of the exchangeable shares acquired by such Helix Stockholder on the exchange, and (ii) the fair market value of the ancillary rights and the exchangeable share rights acquired by such Helix Stockholder on the exchange. As a result, you will realize a capital gain or capital loss to the extent that such proceeds of disposition, net of any reasonable costs of disposition, exceed or are less than the adjusted cost base to you of your Helix common shares. The cost to you of exchangeable shares acquired on the exchange will be equal to the fair market value of such shares, and will be averaged at any given time with the adjusted cost base of any other exchangeable shares held by you as capital property for purposes of determining your adjusted cost base of such exchangeable shares. The cost to you of ancillary rights and exchangeable share rights acquired on the exchange will be equal to the fair market value of such rights at the time of the exchange. For these purposes, you will be required to determine the fair market value of the ancillary rights and exchangeable share rights received on the exchange on a reasonable basis. See “Federal Income Tax Considerations Relating to the Arrangement — Canadian Federal Income Tax Considerations for Helix Stockholders — Helix Stockholders Resident in Canada — Receipt of Ancillary Rights and Exchangeable Share Rights” above.

     Rollover Transaction

      A Helix stockholder who exchanges Helix common shares for all exchangeable shares, ancillary rights and exchangeable share rights may make a joint election with HEARx Canada Inc. pursuant to section 85 of the Canadian Income Tax Act. Such election may result in the full or partial deferral of capital gains otherwise arising on the exchange of such Helix common shares, as described under the heading “Non-Rollover Transaction” above. You may elect not to realize a capital gain for the purposes of the Canadian Income Tax Act on the exchange provided that, on the effective date, the adjusted cost base to you of your Helix common shares, plus any reasonable costs of disposition, equals or exceeds the fair market value of the ancillary rights and exchangeable share rights acquired on the exchange. The amount elected will be determined by each Helix stockholder who makes such a joint election, subject to the limitations set forth in the Canadian Income Tax Act and described generally under the heading “Section 85 Election” below.

Exchange of Helix Common Shares for a Combination of HEARx Common Stock and Exchangeable Shares

     Non-Rollover Transaction

      A Helix stockholder who exchanges Helix common shares for a combination of HEARx common stock and exchangeable shares will realize a capital gain or capital loss equal to the amount by which the proceeds of disposition for such Helix common shares, net of any reasonable costs of disposition, exceed or are less than the adjusted cost base to the Helix Stockholder of the Helix common shares. In the absence of a joint election under the Canadian Income Tax Act as described below under “Section 85 Election”, your proceeds of disposition for the Helix common shares will be equal to the sum of (i) the aggregate fair market value, at the time of acquisition, of any HEARx common stock and exchangeable shares received on the exchange, and (ii) the fair market value of ancillary rights, exchangeable share rights and preferred share purchase rights related to the HEARx common stock acquired by you on the exchange. The cost of HEARx common stock and related preferred share purchase rights and the cost of exchangeable shares, ancillary rights and exchangeable share rights acquired by you will be the respective fair market values thereof at the time of the acquisition, and such costs will be averaged at any given time with the respective adjusted cost bases of any other HEARx common stock and related preferred share purchase rights, exchangeable shares, ancillary rights or exchangeable share rights held by you as capital property for purposes of determining your adjusted cost base of such HEARx common stock and related preferred share purchase rights, exchangeable shares, ancillary rights and exchangeable share rights.

     Rollover Transaction

      A Helix stockholder who exchanges Helix common shares for a combination of exchangeable shares and HEARx common stock may obtain a full or partial tax deferral in respect of the disposition of the Helix common stock by making a joint election with HEARx Canada Inc. as described below under “Section 85 Election.” Subject to the limitations contained in the Canadian Income Tax Act regarding the elected amount as discussed below under “Section 85 Election”, if the elected amount is equal to the aggregate of the adjusted cost base, determined immediately before the disposition, of the Helix common shares disposed of and any reasonable costs of disposition, no capital gain or capital loss will be realized by you. To the extent that the elected amount in respect of such shares exceeds or is less than the aggregate of the adjusted cost base and any reasonable costs of disposition thereof, you will realize a capital gain or capital loss.

Section 85 Election

      Subject to the limitations and conditions described in the Canadian Income Tax Act and those, if any, contained in corresponding provisions of any applicable provincial tax legislation, HEARx Canada Inc. will make a joint election under subsection 85(l) or 85(2) of the Canadian Income Tax Act, as applicable and the corresponding provisions of any applicable provincial tax legislation, with a Helix stockholder who receives exchangeable shares or a combination of exchangeable shares and HEARx common stock at the amount selected by the Helix stockholder. The joint election may allow you to elect an amount which will be treated for the purposes of the Canadian Income Tax Act as your proceeds of disposition of your Helix common shares. Neither HEARx Canada Inc. nor the transfer agent will be responsible for the proper completion or filing of any election and you will be solely responsible for the payment of any late filing penalty. HEARx Canada Inc. agrees only to execute any properly completed election and to forward such election by mail within 30 days after the receipt thereof by the transfer agent to you. With the exception of execution of the election by HEARx Canada Inc., compliance with the requirements for a valid election will be your sole responsibility. Accordingly, neither HEARx Canada Inc. nor the transfer agent will be responsible or liable for any taxes, interest, penalties, damages or expenses resulting from the failure by anyone to properly complete any election or to properly file such election within the time prescribed and in the form prescribed under the Canadian Income Tax Act or the corresponding provisions of any applicable provincial tax legislation.

      In order to make an election, you must provide to the transfer agent, on behalf of HEARx Canada Inc., three signed copies of the necessary election forms on or before 90 days after the effective date, duly completed with the details of the number of Helix common shares transferred and the applicable elected amount for the purposes of the election. The forms will be returned to you, signed by HEARx Canada Inc., for filing by you with the Canada Customs and Revenue Agency or with the applicable provincial tax authority. Certain provincial jurisdictions may require that a separate joint election be filed for provincial income tax purposes. HEARx Canada Inc. will also make a provincial joint election with you under the provisions of any relevant provincial income tax legislation with similar effect to subsection 85(l) or 85(2) of the Canadian Income Tax Act, subject to the same limitations and conditions described in the Canadian Income Tax Act. You should consult your tax advisor to determine whether separate election forms must be filed with any provincial or territorial tax authority. It will be your responsibility to obtain the necessary provincial election forms and to submit such forms to the transfer agent for execution by HEARx Canada Inc.

      The relevant federal tax election form is Canada Customs and Revenue Agency form T2057 or, in the event that the Helix common shares are held as partnership property, Canada Customs and Revenue Agency form T2058. If you are subject to tax in Québec, Revenue Québec form TP-518V or, in the event that the Helix common shares are held as partnership property, Revenue Québec form TP-529V will also be required. A tax election package, consisting of the relevant federal tax election forms, may be obtained from the transfer agent. If you are interested in making an election, you should so indicate on the letter of transmittal and election form accompanying this circular in the space provided therein and a tax election package will be sent to you.

      The Canadian Income Tax Act and any applicable provincial tax legislation contain particular rules with respect to filing where Helix common shares are held in joint ownership or as partnership property. You should consult your own tax advisors to determine whether these rules are applicable to you.

      In general, where an election is made, the elected amount must comply with the following rules in respect of those Helix common shares that are the subject of the election:

(a) the elected amount may not be less than the aggregate fair market value of any HEARx common stock and related preferred share purchase rights and ancillary rights and exchangeable share rights received under the arrangement;

(b) the elected amount may not be less than the lesser of the adjusted cost base to you of your Helix common shares disposed of, as determined immediately before the time of the disposition, and the fair market value of the Helix common shares, disposed of at that time; and

(c) the elected amount may not be greater than the fair market value at the time of the disposition of the Helix common shares so disposed of.

Elected amounts which do not comply with the foregoing limitations will be automatically adjusted pursuant to the provisions of the Canadian Income Tax Act.

      In order for the Canada Customs and Revenue Agency and where applicable, the Ministère du Revenu du Québec to accept a tax election without a late filing penalty being paid by you, the required tax election forms must be received by such revenue authorities on or before the day that is the earliest of the days on which either HEARx Canada Inc. or you is required to file an income tax return for the taxation year in which the exchange of the Helix common shares occurs. HEARx and HEARx Canada Inc. have advised Helix that the current taxation year of HEARx Canada Inc. is scheduled to end on the last Saturday in December of each year. Thus, where the exchange occurs prior to December 28, 2002, the tax election forms will, in the case of a Helix stockholder who is a non-deceased individual other than a trust, have to be received by the Canada Customs and Revenue Agency on or before April 30, 2003, which is the last day for filing the tax returns for the individual’s 2002 taxation year. Helix stockholders are urged to consult their own advisors as soon as possible respecting the deadlines applicable to their own particular circumstances. However, regardless of such deadline, the tax election forms must be received by the transfer agent no later than the 90th day after the effective date.

      If you do not ensure that the transfer agent has received three duly completed tax election forms on or before the 90th day after the effective date, you will not be able to benefit from the rollover provisions of the Canadian Income Tax Act. Accordingly, if you wish to enter into an election with HEARx Canada Inc., you should give immediate attention to this matter. The instructions for requesting a tax election package are set out in the letter of transmittal and election form. Helix stockholders wishing to make the election should consult their own tax advisors. The comments herein with respect to such elections are provided for general assistance only. The law in this area is complex and contains numerous technical requirements.

      As discussed above, please note that the tax election forms will be executed by HEARx Canada Inc. on the basis that the fair market value of the ancillary rights and exchangeable share rights is a nominal amount per exchangeable share issued on the exchange. See “Federal Income Tax Considerations Relating to the Arrangement — Canadian Federal Income Tax Considerations for Helix Stockholders — Helix Stockholders Resident in Canada — Receipt of Ancillary Rights and Exchangeable Share Rights” above.

Holders of Exchangeable Shares and HEARx Common Stock

     Dividends on Exchangeable Shares

      In the case of a Helix stockholder who is an individual, dividends received or deemed to be received on the exchangeable shares will be required to be included in computing the Helix stockholder’s income and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from a corporation resident in Canada. Subject to the discussion below as to the denial of the dividend deduction and to certain other restrictions contained in the Canadian Income Tax Act, in the case of a Helix stockholder that is a corporation, other than a specified financial institution as defined in the Canadian Income Tax Act, dividends received or deemed to be received on the exchangeable shares will be included in computing the corporation’s income and will be deductible in computing its taxable income. In the case of a Helix stockholder that is a specified financial institution, such stockholders should consult their own tax advisor to determine the tax treatment on dividends.

      If HEARx or any other person with whom HEARx does not deal at arm’s length including HEARx Canada Inc., is a specified financial institution at the time that dividends are paid on the exchangeable shares, subject to the exemption described below, dividends received or deemed to be received by a Helix stockholder that is a corporation will not be deductible in computing taxable income but will be fully includable in taxable income. Helix and HEARx have informed counsel that they are of the view that neither they nor any person with whom Helix or HEARx does not deal at arm’s length is a specified financial institution at the current time. This denial of the dividend deduction for a Helix stockholder that is a corporation will not apply if, at the time the dividends are received or deemed to be received, the exchangeable shares are listed on a prescribed stock exchange in Canada, HEARx and HEARx Acquisition ULC are related to HEARx Canada Inc. for the purposes of the Canadian Income Tax Act and dividends are not paid to the recipient (together with persons with whom the recipient does not deal at arm’s length or any trust or partnership of which the recipient or any such person is a beneficiary or member) in respect of more than 10% of the issued and outstanding exchangeable shares held by persons other than HEARx and its affiliates. Specified financial institutions should consult their own professional advisors regarding the tax treatment of holding exchangeable shares.

      A Helix stockholder that is a private corporation as defined in the Canadian Income Tax Act or any other corporation resident in Canada and controlled or deemed to be controlled by or for the benefit of an individual other than a trust or a related group of individuals other than trusts may be liable under Part IV of the Canadian Income Tax Act to pay a refundable tax of 33 1/3% on dividends received or deemed to be received on the exchangeable shares to the extent that such dividends are deductible in computing the Helix stockholder’s taxable income. A Helix stockholder that is a Canadian-controlled private corporation as defined in the Canadian Income Tax Act may be liable to pay an additional refundable tax of 6 2/3% on dividends or deemed dividends that are not deductible in computing taxable income. Dividends received or deemed to be received by a private corporation on the exchangeable shares will not be subject to the 10% tax under Part IV.1 of the Canadian Income Tax Act.

     Dividends on HEARx Common Stock

      Dividends received or deemed to be received on HEARx common stock will be required to be included in the recipient’s income for purposes of the Canadian Income Tax Act. Such dividends received by a Helix stockholder who is an individual will not be subject to the gross-up and dividend tax credit rules contained in the Canadian Income Tax Act. A Helix stockholder that is a corporation will be required to include such dividends in computing its income and will not be entitled to deduct the amount of such dividends in computing its taxable income. A Helix stockholder that is a Canadian-controlled private corporation may be liable to pay an additional refundable tax of 6 2/3% on such dividends.

     Redemption, Retraction, Purchase or Exchange of Exchangeable Shares

      On the redemption, including a retraction, of an exchangeable share by HEARx Canada Inc., the holder of that exchangeable share will be deemed to have received a dividend equal to the amount, if any, by which the redemption proceeds (the fair market value at that time of HEARx common stock and related preferred share purchase rights, received by the Helix stockholder from HEARx Canada Inc. on the redemption plus the dividend amount, if any) exceeds the paid-up capital for purposes of the Canadian Income Tax Act of the exchangeable share at the time the exchangeable share is so redeemed. The amount of any such deemed dividend will be subject to the tax treatment described above under “Dividends on Exchangeable Shares”. On the redemption, the holder of an exchangeable share will also be considered to have disposed of the exchangeable share for proceeds of disposition equal to the redemption proceeds less the amount of any deemed dividend. A holder will realize a capital gain or a capital loss equal to the amount by which the adjusted cost base to the holder of the exchangeable share is less than or exceeds such proceeds of disposition, net of any reasonable costs of disposition. In the case of a Helix stockholder that is a corporation, the amount of any deemed dividend may in some circumstances be treated as proceeds of disposition and not as a dividend.

      On the exchange of an exchangeable share by the holder thereof with HEARx Acquisition ULC for HEARx common stock and related preferred share purchase rights, the holder will realize a capital gain or a capital loss to the extent the proceeds of disposition of the exchangeable share, net of any reasonable costs of disposition, exceed or are less than the adjusted cost base to the holder of the exchangeable share. For these purposes, the proceeds of disposition will be the aggregate of the fair market value, at the time of the exchange, of the HEARx common stock and related preferred share purchase rights received on the exchange. The proceeds of disposition may also include any dividend amount unless such dividend amount is required to be included in computing income of the holder as a dividend. Holders should consult their own tax advisors in this regard.

      Because of the existence of the call rights, the exchange right and the automatic exchange right, a holder of exchangeable shares cannot control whether such holder will receive HEARx common stock by way of redemption (including a retraction) of the exchangeable shares by HEARx Canada Inc. or by way of purchase of the exchangeable shares by HEARx Acquisition ULC. As described above, the Canadian federal income tax consequences of a redemption (including a retraction) differ from those of a purchase.

     Acquisition and Disposition of HEARx Common Stock

      The cost of HEARx common stock received on the redemption (including a retraction) or exchange of an exchangeable share will be equal to the fair market value of such HEARx common stock, at the time of such event, to be averaged with the adjusted cost base of any other HEARx common stock held at that time as capital property for the purpose of determining the adjusted cost base of all HEARx common stock held by the holder.

      A disposition or deemed disposition of HEARx common stock by a holder other than to HEARx will result in a capital gain or capital loss to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed or are less than the adjusted cost base to the holder of those HEARx common stock, immediately before the disposition.

     Disposition of Exchangeable Shares other than on a Redemption or Retraction

      A disposition or deemed disposition or exchange of exchangeable shares by a holder, including on the exchange of an exchangeable share by the holder thereof with HEARx Acquisition ULC for HEARx common stock and related preferred share purchase rights, other than on the redemption (including a retraction), will result in a capital gain or capital loss to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed or are less than the adjusted cost base to the holder of those exchangeable shares immediately before the disposition.

Taxation of Capital Gain or Capital Loss

      Pursuant to the Canadian Income Tax Act, you will be required to include in income for the year of disposition one-half of any capital gain (a “taxable capital gain”) and will be entitled to deduct one-half of any capital loss (an “allowable capital loss”) from taxable capital gains realized in the year by you or in any subsequent year to the extent and in the circumstances described in the Canadian Income Tax Act. In addition, the portion of any such allowable capital loss, computed in accordance with the rules provided for in the Canadian Income Tax Act, which is not otherwise deducted from taxable capital gains realized in the year, may be deducted from taxable capital gains realized in any of the three preceding years to the extent and in the circumstances described in the Canadian Income Tax Act. Any such capital loss may in certain circumstances be reduced by the amount of any dividends, including deemed dividends, which have been received by you on such shares to the extent and in the manner provided for in the Canadian Income Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns such shares, or where a trust or partnership of which a corporation is a beneficiary or a member is a member of a partnership or a beneficiary of a trust that owns such shares.

      Capital gains realized by an individual or trust, other than certain trusts, may give rise to alternative minimum tax under the Canadian Income Tax Act. A Helix stockholder that is a Canadian-controlled private corporation as defined in the Canadian Income Tax Act may be liable to pay an additional refundable tax of 6 2/3% on taxable capital gains.

Foreign Property Information Reporting

      In general, a specified Canadian entity, as defined in the Canadian Income Tax Act, for a taxation year or fiscal period whose total cost amount of specified foreign property, as defined in the Canadian Income Tax Act, at any time in the year or fiscal period exceeds $100,000, is required to file an information return for the year or period disclosing prescribed information, including the cost amount, any dividends received in the year, and any gains or losses realized in the year, in respect of such property. With some exceptions, a taxpayer resident in Canada in the year will be a specified Canadian entity. Exchangeable shares and HEARx common stock will constitute specified foreign property to a holder. Accordingly, holders of exchangeable shares and HEARx common stock should consult their own advisors regarding compliance with these rules.

Dissenting Helix Stockholders

      A dissenting Helix stockholder is entitled, if the arrangement becomes effective, to receive the fair value of Helix common shares held by him. The dissenting Helix stockholder will be considered to have disposed of the Helix common shares for proceeds of disposition equal to the amount received by a him less the amount of any deemed dividend referred to below and any interest awarded by a Court. As any amount received by a dissenting Helix stockholder will be paid by Helix, the dissenting Helix stockholder also will be deemed to receive a taxable dividend equal to the amount by which the amount received other than in respect of interest awarded by a Court exceeds the paid-up capital for purposes of the Canadian Income Tax Act of such Helix stockholder’s Helix common shares. In the case of a Helix stockholder that is a corporation, in some circumstances, the amount of any such deemed dividend may be treated as proceeds of disposition and not as a dividend. Any interest awarded to a dissenting Helix stockholder by a Court will be included in the dissenting Helix stockholder’s income for purposes of the Canadian Income Tax Act.

Helix Optionholders Resident in Canada

      The second portion of this summary is applicable to holders of Helix options who, for the purposes of the Canadian Income Tax Act and any applicable income tax convention, at all relevant times, are resident or deemed to be resident in Canada, deal at arm’s length with, are not affiliated with any of Helix, HEARx, HEARx Acquisition ULC or HEARx Canada Inc., are current or former employees of Helix or any wholly-owned subsidiary thereof, deal at arm’s length with such corporations and received their Helix options in respect of, in the course of, or by virtue of, such employment and at a time when Helix was not a Canadian-controlled private corporation within the meaning of the Canadian Income Tax Act.

     Exercise of Helix Options

      Helix optionholders who exercise their Helix options prior to the effective time will be subject to income tax consequences arising on such exercise which are not addressed in this summary and which may be relevant to a Helix optionholder’s decision as to whether to exercise his or her Helix options prior to the effective time. If you are considering the exercise of your Helix options, you should consult your own tax advisors to determine the tax consequences to you of the exercise.

     Exchange of Helix Options for Replacement Options

      The terms of the arrangement provide that Helix options that are not exercised will be exchanged for replacement options. If you exchange your Helix option for a replacement option, you would not be considered to have disposed of your Helix option provided (i) the only consideration received by you on the exchange is a replacement option, (ii) the total value of HEARx common stock you are entitled to acquire under the replacement option immediately after the exchange (in excess of the total amount payable by you to acquire the HEARx common stock) does not exceed the total value of the Helix common shares you were entitled to acquire under the Helix option immediately before the exchange (in excess of the amount payable by you to acquire the Helix common shares), and (iii) Helix and HEARx do not deal at arm’s length immediately after the exchange.

Helix Stockholders not Resident in Canada

      The third portion of the summary is applicable to holders of Helix common shares who, for purposes of the Canadian Income Tax Act and any applicable income tax convention, have not been and will not be resident or deemed to be resident in Canada at any time while they have held Helix common shares and who do not use or hold, are not deemed to use or hold and did not use or hold (or deemed to) the Helix common shares in carrying on a business in Canada. Special rules, which are not discussed in this summary, may apply to a non-resident Helix stockholder that is an insurer carrying on business in Canada and elsewhere.

     Disposition of Helix Common Shares

      A non-resident Helix stockholder will not be subject to capital gains tax under the Canadian Income Tax Act on the exchange of Helix common shares for HEARx common stock provided that the Helix common shares either do not constitute taxable Canadian property or constitute taxable Canadian property that is treaty-protected property of the holder for purposes of the Canadian Income Tax Act.

      Helix common shares will not be taxable Canadian property at a particular time provided that such Helix common shares are not deemed to be taxable Canadian property to the holder and such shares are listed on a prescribed stock exchange (which currently includes The Toronto Stock Exchange), and the holder, persons with whom such holder does not deal at arm’s length, or the holder together with such persons, has not owned (or had under option or an interest in) 25% or more of the issued shares of any class or series of the capital stock of Helix at any time during the five-year period immediately preceding the particular time. Even if such Helix common shares are considered to be taxable Canadian property, such shares will be considered treaty-protected property of a holder at any time for purposes of the Canadian Income Tax Act if any income or gain from the disposition of such shares by the holder at that time would be exempt from tax in Canada under the terms of an applicable income tax convention.

     Dissenting Helix Stockholders

      Where a non-resident Helix stockholder receives an amount of interest or a taxable dividend upon the exercise of dissent rights, such amount will be subject to Canadian withholding tax at a rate of 25% unless the rate is reduced under the provisions of an applicable income tax convention. See “Federal Income Tax Considerations Relating to the Arrangement — Canadian Federal Income Tax Considerations for Helix Stockholders — Helix Stockholders Resident in Canada — Dissenting Helix Stockholders.”

      The comments herein with respect to the non-resident Helix stockholders are provided for general assistance only. The law in this area is complex and contains numerous technical requirements. Non-resident Helix stockholders are urged to consult their own tax advisor for advice with respect to the tax consequences to them of disposing of Helix common shares.

Proposed Amendments Relating to Foreign Investment Entities — For information purposes only

      On June 22, 2000, the Minister of Finance (Canada) released draft income tax legislation relating to the taxation of certain interests held by Canadian residents in certain non-resident entities. On September 7, 2000, the Department of Finance (Canada) issued a press release advising of amendments to the proposals and delaying implementation to taxation years commencing after December 31, 2001. On August 2, 2001, the Department of Finance (Canada) released a revised draft of the proposed income tax legislation. On December 17, 2001, the Department of Finance (Canada) issued a press release delaying implementation by one additional year, generally to take effect for taxation years that begin after 2002. The discussion that follows is solely based upon the draft legislation in its current form as revised by the August 2, 2001 release.

      In general, the proposed rules would apply inter alia to persons owning shares, or rights to acquire shares, of a “foreign investment entity”, subject to certain exemptions (including an exempt interest that is, inter alia, shares, or rights to acquire shares, of widely held public companies if specific conditions are satisfied, or shares, or rights to acquire shares, of a corporation that is a qualifying entity). If HEARx were treated as a foreign investment entity, the HEARx common stock and exchangeable shares would potentially be subject to the proposed rules. It is proposed that the proposed rules will initially take effect for a holder’s 2003 taxation year.

      The proposed rules would require an annual determination of whether HEARx is a foreign investment entity and, if it is such an entity, whether HEARx satisfies the conditions for the public company exemption referred to above or any other exemption. Each of these determinations would be based primarily on the nature of HEARx’s assets and activities. HEARx has advised Helix that for purposes of the proposed rules, if the arrangement were completed today, HEARx would not be a foreign investment entity and in any event, the HEARx common stock would be exempt interests.

      You are advised that the proposed rules (if enacted in their current form and depending on future factual circumstances) could apply to the exchangeable shares and the HEARx common stock at the time the proposed rules will first be effective. However, a definitive conclusion cannot be made until the legislation is enacted in its final form and the relevant time for determining HEARx’s status as a foreign investment entity occurs. Moreover, as the proposed rules require an annual determination of whether HEARx is a foreign investment entity and, if so, whether HEARx satisfies the conditions for the public company exemption or for any other exemption, no assurance can be given with respect to the application of the proposed rules in any particular year.

      If the proposed rules are applicable to the exchangeable shares or the HEARx common stock, the tax consequences of holding these shares as described above would be modified in certain respects as described below.

      The following is a brief summary of the general rules that would be applicable to you if you hold exchangeable shares or HEARx common stock and such shares are subject to the proposed rules. The comments herein with respect to such proposed rules are provided for general assistance only. You should consult your own tax advisors for advice with respect to the proposed rules and your own particular situation. The proposed rules are complex and contain technical requirements.

     Exchangeable Shares

      The tax consequences of the exchange of Helix common shares for consideration that includes exchangeable shares would be as described above under the headings “Exchange of Helix Common Shares for all Exchangeable Shares” and “Exchange of Helix Common Shares for a Combination of HEARx Common Stock and Exchangeable Shares”. For the 2003 taxation year and subsequent taxation years, if you continue to hold exchangeable shares, you would be required to include in (or deduct from) your income, on an annual basis, any increase (or decrease) in the value of the exchangeable shares during the year. The taxation of any gain that has accrued to December 31, 2002 on the exchangeable shares will be deferred until the exchangeable shares are disposed of. Assuming that the fair market value of the exchangeable shares at December 31, 2002, is not less than the fair market value of the exchangeable shares on the effective date, the deferred gain will include the entire accrued gain on Helix common shares that is deferred by reason of an election under section 85 of the Canadian Income Tax Act. On a disposition of an exchangeable share (including a redemption or retraction), you would be required to include in (or deduct from) your income, the amount by which the proceeds of disposition exceed (or are exceeded by) the fair market value of the exchangeable share at the commencement of the taxation year in which the disposition occurs. In addition, in the taxation year in which a disposition of an exchangeable share occurs, you would be required to include in your income an amount equal to the deferral amount in respect of the exchangeable share.

HEARx Common Stock

      The tax consequences of the exchange of Helix common shares for consideration that includes HEARx common stock would be as described above under the headings “Exchange of Helix Common Shares for HEARx Common Stock” and “Exchange of Helix Common Shares for a Combination of HEARx Common Stock and Exchangeable Shares”. For the 2003 taxation year and subsequent taxation years, you would be required to include in (or deduct from) your income, on an annual basis, any increase (or decrease) in the value of the HEARx common stock during the year and any amounts received from HEARx in respect of the HEARx common stock. On a disposition of a HEARx common stock, you would be required to include in (or deduct from) your income, the amount by which the proceeds of disposition exceed (or are exceeded by) the fair market value of the HEARx common stock at the commencement of the taxation year in which the disposition occurs, plus the deferral amount in respect of the HEARx common stock, if any.

      Alternatively, if you so elect and the requisite information is available to you, you would be required to include in (or, to the extent of the cumulative net inclusions for prior years, deduct from) your income your share of HEARx’s income (or loss) for the year (calculated in accordance with the proposed rules) other than the portion of such income that, in effect, has been subject to tax at Canadian tax rates. Any amount so included (or deducted) in computing your income would be added (or deducted) in computing the adjusted cost base of your HEARx common stock. If this election were made, the tax consequences of a disposition of the HEARx common stock would be as described above under the heading “Exchangeable Shares and HEARx Common Stock — Acquisition and Disposition of HEARx Common Stock”. HEARx is under no obligation to provide you with the information that would be required to permit you to make this election.

     Tax-Exempt Holders

      The proposed rules will not apply to most taxpayers exempt from tax under the Canadian Income Tax Act.

Eligibility for Investment in Canada

      Provided the exchangeable shares are listed on a prescribed stock exchange in Canada (which currently includes The Toronto Stock Exchange), the exchangeable shares and exchangeable share rights will be qualified investments under the Canadian Income Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans. HEARx common stock will be qualified investments under the Canadian Income Tax Act for such plans provided such shares remain listed on the American Stock Exchange (or are listed on another prescribed stock exchange). The ancillary rights and the preferred share purchase rights related to the HEARx Common Stock will not be qualified investments under the Canadian Income Tax Act. However, as stated above, Helix is of the view that the fair market value of the ancillary rights is nominal and HEARx is of the view that the fair market value of the preferred share purchase rights related to the HEARx Common Stock is nominal. See “Federal Income Tax Considerations Relating to the Arrangement — Canadian Federal Income Tax Considerations for Helix Stockholders — Helix Stockholders Resident in Canada — Receipt of Ancillary Rights and Exchangeable Share Rights — Exchange of Helix Common Shares for HEARx Common Stock” above.

      Provided the exchangeable shares are listed on a prescribed stock exchange in Canada (which currently includes The Toronto Stock Exchange) and provided HEARx Canada Inc. maintains a substantial Canadian presence within the meaning of the Canadian Income Tax Act, the exchangeable shares and exchangeable share rights will not be foreign property under the Canadian Income Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans or for certain other persons to whom Part XI of the Canadian Income Tax Act is applicable. HEARx common stock will be foreign property under the Canadian Income Tax Act. The ancillary rights will be foreign property under the Canadian Income Tax Act. However, as stated above, Helix is of the view that the fair market value of the ancillary rights is nominal and HEARx is of the view that the fair market value of the preferred share purchase rights related to the HEARx Common Stock is nominal. See “Federal Income Tax Considerations Relating to the Arrangement — Canadian Federal Income Tax Considerations for Helix Stockholders — Helix Stockholders Resident in Canada — Receipt of Ancillary Rights and Exchangeable Share Rights — Exchange of Helix Common Shares for HEARx Common Stock” above.

      Each Helix stockholder should consult his own professional advisors regarding the tax treatment of acquisitions of property through such plans (and any other plans).

United States Federal Income Tax Considerations

      In the opinion of Bryan Cave LLP, United States counsel to HEARx, the following is a summary of the material U.S. federal income tax considerations with respect to the ownership and disposition of HEARx stock by United States Holders (as described below) and the material U.S. federal income and estate tax considerations relating to the ownership and disposition of HEARx stock by Non-United States Holders (as described below). This summary is based on the Internal Revenue Code of 1986, as amended to the date hereof (the “Code”), applicable Treasury Regulations thereunder, current administrative pronouncements and judicial decisions, all of which are subject to change, possibly with retroactive effect. It does not contain a complete analysis of all the potential tax considerations relating thereto. This summary is limited to stockholders who hold the HEARx stock as “capital assets” (in general, assets held for investment). Special situations, such as the following, are not addressed:

•	tax consequences to holders who may be subject to special tax treatment, such as tax-exempt entities, dealers in securities, financial institutions, insurance companies, regulated investment companies, or traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	tax consequences to holders holding HEARx stock as part of a hedging, integrated, constructive sale or conversion transaction or a straddle or other risk reduction transaction;

•	tax consequences of holders whose “functional currency” is not the U.S. dollar;

•	tax consequences of holders who received their Helix common shares pursuant to the exercise of employee stock options or otherwise as compensation;

•	tax consequences to holders who have ceased to be United States citizens or to be taxed as resident aliens; or

•	any state, local or foreign tax consequences.

      As used herein, the term “United States Holder” means a holder of HEARx stock that is for U.S. federal income tax purposes:

•	a citizen or resident of the United States,

•	a corporation, partnership or other entity created or organized in the United States or under the laws of the United States or of any political subdivision thereof,

•	an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source, or

•	a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust.

      Stockholders should consult their own tax advisors in determining the tax consequences to them of the arrangement including the application of the U.S. federal income tax laws to their particular situation as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Stockholders that are United States Holders

      Subject to the foregoing, the following is a discussion of the material United States federal income tax considerations to you if you are a United States Holder.

Exchange of Helix Common Shares

      The exchange of your Helix common shares for shares of HEARx common stock will result in recognition of gain or loss. The amount of any such gain or loss is equal to the difference between (i) the fair market value of the HEARx common stock (other than HEARx common stock received for declared but unpaid dividends) and (ii) your adjusted basis in the Helix common shares surrendered. Any such capital gain or loss from the exchange of Helix common shares will be long-term capital gain or loss if you have held your Helix common shares for more than one year at the effective time of the exchange and otherwise will be short-term capital gain or loss. The fair market value of any HEARx common stock you receive for declared but unpaid dividends will be treated as ordinary income.

Tax Basis and Holding Period of HEARx Common Stock

      Your initial tax basis in HEARx common stock you receive in connection with the arrangement will be the fair market value of that HEARx common stock on the closing date of the arrangement, and your holding period for the HEARx common stock will commence on the closing date of the arrangement.

Distributions on HEARx Common Stock

      If dividend distributions are made on your HEARx common stock, you will be required to include in gross income as ordinary income the amount of the dividend to the extent of current or accumulated earnings and profits of HEARx. Distributions that exceed the current and accumulated earnings and profits of HEARx will be treated as a non-taxable return of capital to you to the extent of your adjusted basis in the HEARx common stock and as capital gain thereafter.

Disposition of HEARx Common Stock

      Upon your taxable sale, exchange or other disposition of HEARx common stock held as a capital asset, you will recognize a capital gain or loss in an amount equal to the difference between the amount realized on such sale, exchange or other disposition (i.e., the amount of cash and the fair market value of other property you receive) and your adjusted basis in that HEARx common stock. Such capital gain or loss will be long-term capital gain or loss if you have held HEARx common stock for more than one year at the time of the taxable sale, exchange or other disposition and otherwise will be short-term capital gain or loss.

      You should consult your own tax adviser with respect to the application of the U.S. federal income tax laws to your particular situation as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Stockholders that are Non-United States Holders

      The following is a general discussion of the material U.S. federal income and estate tax considerations with respect to the ownership and disposition of HEARx common stock applicable if you are a Non-United States Holder.

      Exchange of Helix Common Shares

      You will not be subject to U.S. federal income tax on any gain recognized upon the exchange of Helix common shares so long as:

•	the gain is not effectively connected with a trade or business within the United States; or

•	if you are an individual, you hold Helix common shares as a capital asset, and either are not present in the United States for 183 days or more in the taxable year of the exchange or do not have a “tax home” in the United States for U.S. federal income tax purposes and meet certain other requirements.

      You may be subject to tax on the disposition of Helix common stock if at the time of such disposition Helix is (or has been within the preceding five years and while you held your Helix common stock) a “United States real property holding corporation” as defined in the Code. Helix believes that it is not and has not been within the preceding five years a “United State real property holding corporation.”

Distributions on HEARx Common Stock

      In general, dividends paid to you will be subject to U.S. withholding tax at a rate of 30% of the gross amount, which rate may be subject to reduction by an applicable income tax treaty. Under the current income tax treaty between the United States and Canada, the U.S. withholding rate is 15% on dividends paid to residents of Canada or 5% on dividends paid to Canadian shareholders who own more than 10% of HEARx voting stock. Except to the extent that an applicable tax treaty otherwise provides, you will be taxed in the same manner as a United States Holder on dividends paid that are effectively connected with a trade or business within the United States carried on by you. If you are a foreign corporation, you may also be subject to a United States branch profits tax on such effectively connected income at a rate of 30%, or such lower rate as may be specified by an applicable income tax treaty. Even though such effectively connected dividends are subject to income tax, and may be subject to the branch profits tax, they will not be subject to U.S. withholding tax if you provide the required IRS forms to the payor.

Gain on Sale or Other Disposition of HEARx Common Stock

      In general, you will not be subject to U.S. federal income tax on any gain recognized upon the sale or other taxable disposition of your shares of HEARx common stock so long as:

•	the gain is not effectively connected with a trade or business carried on by you within the United States;

•	if you are an individual, you hold shares of HEARx common stock as a capital asset, and either are not present in the United States for 183 days or more in the taxable year of disposition or do not have a “tax home” in the United States for U.S. federal income tax purposes and meet certain other requirements;

•	you are not subject to tax under the provisions of the Code regarding the taxation of U.S. expatriates; and

•	HEARx believes it is not and has not been within the preceding five years a United States real property holding corporation.

      Although HEARx considers it unlikely that it will become a United States real property holding corporation, there can be no assurances as to this issue. If HEARx were to become a United States real property holding corporation, then any gain on the sale or other disposition of HEARx common stock by a Non-United States Holder generally would not be subject to U.S. federal income tax provided that the HEARx common stock was regularly traded on an established securities market and such holder does not actually or constructively own more than 5% of the HEARx common stock during the shorter of five-year period preceding the disposition or the holder’s holding period.

Estate Tax

      HEARx common stock owned or treated as owned by an individual who is not a citizen or resident, as defined for U.S. federal estate tax purposes, of the United States at the time of death will be includable in the individual’s gross estate for U.S. federal estate tax purposes and therefore may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

      HEARx must report annually to the Internal Revenue Service (“IRS”) and to each Non-United States Holder the amount of dividends paid to, and the tax withheld with respect to, each Non-United States Holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of this information also may be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the Non-United States Holder resides or is established.

      Backup withholding tax is imposed at the rate of 30% (subject to periodic reductions through 2006) on applicable payments to persons that fail to furnish the information required under the U.S. information reporting requirements. Certain noncorporate United States Holders may be subject to backup withholding if (i) the United States Holder fails to furnish its Taxpayer Identification Number (“TIN”), which, for an individual, would be his Social Security number, (ii) the Company is notified by the IRS that the United States Holder furnished an incorrect TIN, (iii) the Company is notified by IRS that the United States Holder has failed to report properly payments of interest and dividends or (iv) the United States Holder fails to certify, under penalty of perjury, that he has furnished a correct TIN and has not been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments. United States Holders should consult their tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption, if applicable.

      Under Treasury Regulations, the payment of dividends or the payment of proceeds from the disposition of HEARx common stock to a Non-United States Holder may be subject to information reporting and backup withholding unless the recipient satisfies the certification requirements of the Treasury Regulations by proving its non-U.S. status or otherwise establishes an exemption.

      The payment of proceeds from the disposition of HEARx common stock to or through a U.S. office of a broker is subject to both backup withholding and information reporting unless the beneficial owner provides the payer with its name and address and certifies under penalties of perjury that it is a Non-United States Holder, or otherwise establishes an exemption. In general, backup withholding and information reporting will not apply to payment of the proceeds of a sale or other disposition of HEARx common stock by or through a non-U.S. office of a broker. Such payments, however, will be subject to information reporting but not backup withholding if such broker is (i) a U.S. person; (ii) a “controlled foreign corporation” for U.S. federal income tax purposes; (iii) a foreign person 50% or more of whose gross income from a specified period is effectively connected with a U.S. trade or business; or (iv) a foreign partnership and at any time during its tax year: one or more of its partners are United States persons, as defined for U.S. federal income tax purposes, who in the aggregate hold more than 50% of the income or capital interests in the partnership or the foreign partnership is engaged in a U.S. trade or business unless such broker has documentary evidence in its records that the beneficial owner is a Non-United States Holder and certain other conditions are met or the beneficial owner otherwise establishes an exemption.

      Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules can be refunded or credited against a holder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS in a timely manner.

      You should consult your own tax adviser with respect to the application of the U.S. federal income tax laws to your particular situation as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

DESCRIPTION OF HEARx COMMON STOCK AND OTHER SECURITIES

      The HEARx certificate of incorporation authorizes the issuance of 20,000,000 shares of common stock, $0.10 par value per share, and 2,000,000 shares of preferred stock, $1.00 par value per share. As of January 14, 2002, 14,040,759 shares of common stock and 5,010 shares of preferred stock were outstanding. As of January 14, 2002, there were outstanding stock options and warrants to purchase up to 2,162,165 shares of common stock.

HEARx Common Stock

      The holders of HEARx common stock have one vote per share on all matters submitted to a vote of HEARx stockholders. Holders of HEARx common stock do not have cumulative voting rights in the election of directors. Under the bylaws of HEARx, the holders of a majority of the outstanding shares of HEARx common stock, if present in person or by proxy, represent a quorum for the transaction of business at our stockholders meetings. In most instances, if holders of a majority of the common stock present in person or by proxy at any meeting vote “for” a matter, the matter passes.

      Holders of HEARx common stock are entitled to receive any dividends on the common stock declared by the Board of Directors of HEARx out of funds legally available for dividend payments. If HEARx is dissolved, liquidated or winds up its business, the holders of HEARx common stock will be entitled to share ratably in the assets legally available for distribution to stockholders after payment of liabilities and subject to the prior rights of any holders of preferred stock then outstanding. The holders of HEARx common stock have no conversion, redemption or sinking fund rights. All outstanding shares of HEARx common stock are validly issued, fully paid and nonassessable.

      The holders of HEARx common stock do not have any rights to acquire or subscribe for additional shares. Accordingly, if you receive shares of HEARx common stock as a result of the proposed arrangement and HEARx later decides to sell additional shares, you will have no right to purchase any of those additional shares. Therefore, your percentage interest would be reduced.

HEARx Preferred Stock

      Under the certificate of incorporation of HEARx, the Board of Directors of HEARx may issue shares of preferred stock without stockholder approval. The Board of Directors may set the rights, privileges and preferences of any series of preferred stock it decides to issue. This includes the dividend rate and voting rights, redemption rights, sinking fund, liquidation preferences and conversion rights. Therefore, the rights of any preferred stock the Board of Directors may decide to issue could adversely affect the voting power or other rights of the holders of HEARx common stock.

     Series I Convertible Preferred Stock

      On May 9, 2000, HEARx completed a private placement of 500 shares of 7% Series I Convertible Preferred Stock, par value $1.00 per share, and warrants to acquire 203,390 shares of HEARx’s common stock for an aggregate purchase price of $5.0 million.

      The Series I Preferred Stock was convertible into HEARx common stock. Upon conversion, holders were entitled to receive a number of shares of HEARx common stock determined by dividing the sum of the stated value of the Series I Preferred Stock ($10,000 per share), plus accrued and unpaid dividends by the lesser of $4.46 and the then “market price.” “Market price” is defined as the average of the five lowest closing prices for the 30 trading days preceding the conversion date. The dividends payable upon conversion were equal to 7% of the stated value of the Series I Preferred Stock per annum in cash or by accretion to the stated value, at HEARx’s discretion subject to limited exceptions. The Series I Preferred Stock could be converted by holders any time prior to May 9, 2003, and would automatically convert on such date. In the event of liquidation, dissolution or winding up of HEARx prior to the conversion of the Series I Preferred Stock, holders of the Series I Preferred Stock would be entitled to receive an amount equal to the stated value per share before any distribution was made to the holders of any junior securities but after any distribution to holders of senior securities.

      The warrants issued to the purchasers of the Series I Preferred Stock were exercisable for shares of HEARx common stock. Upon exercise, holders would be entitled to receive shares of common stock for an exercise price of $4.46 per share. The warrants would expire on May 9, 2005.

      In connection with this transaction, HEARx also entered into a Registration Rights Agreement with the purchaser under which HEARx was required to file a registration statement on Form S-3 covering the resale of the shares of HEARx common stock underlying all of the Series I Preferred Stock and warrants. That resale registration statement was declared effective by the Securities and Exchange Commission on June 19, 2000.

      The net proceeds to HEARx after payment of finders’ fees, placement fees, legal and accounting expenses were approximately $4,500,000. In connection with the placement of the Series I Preferred Stock, HEARx also issued finders’ warrants to purchase an aggregate of 131,695 shares of HEARx common stock at an exercise price equal to $4.46. All of the shares underlying the finders’ warrants were included in the registration statement on Form S-3 filed by HEARx.

      All of the shares of the Series I Convertible Preferred Stock were redeemed and exchanged on December 13, 2001, as described below, and no such shares remain outstanding.

     Series J Preferred Stock

      On December 13, 2001, HEARx completed an exchange and redemption of all outstanding shares of Series I Convertible Preferred Stock and 203,390 associated common stock purchase warrants for approximately $2 million in cash, 233 shares of newly created Series J Preferred Stock, and 470,530 shares of common stock.

      The Series J Preferred Stock has a stated value of $10,000 per share and is not convertible. The holders of the Series J Preferred Stock are entitled to receive cumulative dividends, in cash, at a rate of 6% per year. Dividends earned but not paid on the applicable dividend payment date will bear interest at a rate of 18% per year payable in cash unless the holders and HEARx agree that such amounts may be paid in common stock.

      At any time HEARx has the right to redeem all or a portion of the Series J Preferred Stock for a redemption price equal to the stated value plus accrued and unpaid dividends. If there is a change in control of HEARx, only upon or after the approval thereof by the HEARx Board of Directors, the holders of the Series J Preferred Stock have the right to require HEARx to redeem the Series J Preferred Stock at a price of 120% of the stated value plus any accrued and unpaid dividends. The parties have agreed that the acquisition of Helix by HEARx shall not be deemed to be a change in control for this purpose.

      In the event of the liquidation, dissolution or winding up of HEARx prior to the redemption of the Series J Preferred Stock, holders of the Series J Preferred Stock will be entitled to receive the stated value per share plus any accrued and unpaid dividends before any distribution or payment is made to the holders of any junior securities but after payment is made to the holders of the 1998 Convertible Preferred Stock if any. In the event that the assets of HEARx are insufficient to pay the full amount due the holders of the Series J Preferred Stock and any holders of securities equal in ranking, such holders will be entitled to share ratably in all assets available for distribution.

      In connection with this transaction, HEARx also entered into a Registration Rights Agreement with the holder under which HEARx is required to file a registration statement on Form S-3 covering the resale of the 470,530 shares of HEARx common stock issued in connection with the exchange and redemption. The 470,530 shares of common stock issued in the transaction, together with 129,470 shares currently held by the same holder, have been placed in escrow and are subject to resale restrictions based on the trading price of the common stock and appropriate resale registration. No shares can be sold until the closing price of the stock exceeds $2.46 for five consecutive trading days, at which time up to 15 percent of the previous four-week average weekly trading volume can be sold in any given week. After January 1, 2004, if the holder holds fewer than 200,000 shares, the shares will no longer be subject to trading restrictions. If after January 1, 2004, the holder holds greater than 200,000 shares, the volume limitations remain in effect until the position is reduced below 200,000 shares.

     1998 Convertible Preferred Stock

      On August 27, 1998, HEARx completed a private placement of 7,500 units of 1998 Convertible Preferred Stock, stated value $1,000 per share, and warrants. Net proceeds to HEARx after the payment of placement fees, legal and accounting expenses was $6,975,000.

      The 1998 Convertible Preferred Stock ranks prior to all of HEARx’s common stock, prior to any class or series of capital stock of HEARx thereafter created specifically ranking by its terms junior to the 1998 Convertible Preferred Stock, and after any class or series of capital stock of HEARx thereafter created and specifically ranking by its terms senior to the 1998 Convertible Preferred Stock.

      The 1998 Convertible Preferred Stock is convertible into HEARx common stock. Upon the conversion, holders are entitled to receive a number of shares of common stock determined by dividing the sum of the stated value of the 1998 Convertible Preferred Stock, plus a premium (unless HEARx elects to pay that premium in cash), by a conversion price equal to the lesser of the average closing bid prices for the HEARx common stock during a five-day period prior to conversion, and $18.00, subject to adjustment upon occurrence of certain dilutive events. The premium payable upon conversion is equal to 8% of the stated value of 1998 Convertible Preferred Stock from the date of issuance until one year following such date, and increases by 0.5% each year, commencing on the date that is one year following the date of issuance. The 1998 Convertible Preferred Stock may be converted by holders at any time prior to August 27, 2003, and automatically converts on such date.

      In the event of the liquidation, dissolution or winding up of HEARx prior to conversion of the 1998 Convertible Preferred Stock, holders of 1998 Convertible Preferred Stock will be entitled to share ratably in all assets available for distribution prior to distributions to holders of HEARx common stock. In addition, no distributions may be made to holders of HEARx common stock until holders of 1998 Convertible Preferred Stock shall have received a liquidation preference equal to the sum of the stated value of the 1998 Convertible Preferred Stock plus an amount equal to ten percent per annum of such stated value for the period from the date of issuance until the date of final distribution. Since 1999, a total of 2,723 shares of the 1998 Convertible Preferred Stock plus accrued dividends of $373,336 have been converted into 1,262,114 shares of HEARx common stock.

      For each share of 1998 Convertible Preferred Stock purchased, an investor received warrants to acquire 7.5 shares of HEARx common stock. Upon exercise, holders are entitled to receive shares of common stock for an exercise price of $18.00 per share. The warrants will expire on August 27, 2003. In connection with this transaction, HEARx issued 56,250 warrants with an exercise price of $18.00 to individuals who served as finders for the placement of preferred shares with the investors. All related warrants remain outstanding as of January 14, 2002. Shares of common stock underlying the 1998 Convertible Preferred Stock and the related warrants were registered for resale on Form S-3.

HEARx Rights Agreement

      On December 14, 1999, the Board of Directors of HEARx declared a dividend of one preferred share purchase right for each outstanding share of HEARx common stock. The dividend distribution was payable on December 31, 1999, to the stockholders of record on that date. Each right entitles the registered holder to purchase from HEARx one one-hundredth of a share of Series H Junior Participating Preferred Stock, par value $1.00 per share, at a price of $28.00 per one one-hundredth of a share of Preferred Stock, subject to adjustment. The description and terms of the rights are set forth in a Rights Agreement dated as of December 14, 1999, and amended and restated as of February      , 2002, as the same may be further amended from time to time, between HEARx and The Bank of New York, as rights agent. On February      , 2002 HEARx and the rights agent amended and restated the rights agreement to, among other things, give effect to the issuance of the exchangeable shares, as voting stock of HEARx, and to otherwise take into account the effects of the arrangement.

      Until the earlier to occur of (i) the close of business on the tenth business day following the date of public announcement or the date on which HEARx first has notice or determines that a person or group of affiliated or associated persons (other than HEARx, any subsidiary of HEARx, any employee benefit plan of HEARx or the trustee appointed under the voting trust and exchange agreement) has acquired, or obtained the right to acquire, 15% or more of the outstanding shares of voting stock of HEARx without the prior express written consent of HEARx executed on behalf of HEARx by a duly authorized officer of HEARx following express approval by action of at least a majority of the members of the Board of Directors then in office or (ii) the close of business on the tenth business day (or such later date as may be determined by action of the Board of Directors but not later than the stock acquisition date) following the commencement of a tender offer or exchange offer, without the prior written consent of HEARx, by a person (other than HEARx, any subsidiary of HEARx or an employee benefit plan of HEARx and certain affiliated entities) which, upon consummation, would result in such party’s control of 15% or more of HEARx’s voting stock (the earlier of the dates in clause (i) or (ii) above being called the “distribution date”), the rights will be evidenced, with respect to any of the HEARx common stock certificates outstanding as of the record date, by such common stock certificates.

      The Rights Agreement provides that, until the distribution date (or earlier redemption or expiration of the rights), the rights will be transferred with and only with HEARx common stock. Until the distribution date (or earlier redemption, exchange or expiration of the rights), new HEARx common stock certificates issued after the record date upon transfer or new issuances of common stock will contain a notation incorporating the Rights Agreement by reference. Until the distribution date (or earlier redemption, exchange or expiration of the rights), the surrender for transfer of any certificates for shares of HEARx common stock outstanding as of the record date, even without such notation or a copy of this summary of rights, will also constitute the transfer of the rights associated with the common stock represented by such certificate.

      The rights are not exercisable until the distribution date. The rights will expire, if not previously exercised, on December 31, 2009, unless the date is extended or unless the rights are earlier redeemed or exchanged by HEARx.

      The purchase price payable, and the number of shares of preferred stock or other securities or property issuable, upon exercise of the rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the preferred stock, (ii) upon the grant to holders of the preferred stock of certain rights or warrants to subscribe for or purchase preferred stock at a price, or securities convertible into preferred stock with a conversion price, less than the then-current market price of the preferred stock or (iii) upon the distribution to holders of the preferred stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in preferred stock) or of subscription rights or warrants (other than those referred to above).

      The number of outstanding rights and the number of one one-hundredths of a share of preferred stock issuable upon exercise of each right are also subject to adjustment in the event of a stock split of the HEARx common stock or a stock dividend on the common stock payable in shares of common stock or subdivisions, consolidations or combinations of the common stock occurring, in any such case, prior to the distribution date.

      Shares of preferred stock purchasable upon exercise of the rights will not be redeemable and junior to any other series of preferred stock HEARx may issue (unless otherwise provided in the terms of such stock). Each share of preferred stock will have a preferential dividend in an amount equal to 100 times any dividend declared on each share of HEARx common stock. In the event of liquidation, the holders of the preferred stock will receive a preferred liquidation payment of equal to the greater of $100 and 100 times the payment made per share of HEARx common stock. Each share of preferred stock will have 100 votes, voting together with the HEARx common stock. In the event of any merger, consolidation or other transaction in which shares of HEARx common stock are converted or exchanged, each share of preferred stock will be entitled to receive 100 times the amount and type of consideration received per share of HEARx common stock. The rights of the preferred stock as to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary antidilution provisions.

      Because of the nature of the preferred stock’s dividend, liquidation and voting rights, the value of the one one-hundredth interest in a share of preferred stock purchasable upon exercise of each right should approximate the value of one share of common stock.

      If any person or group (other than HEARx, any subsidiary of HEARx, any employee benefit plan of HEARx or the trustee) acquires 15% or more of HEARx’s outstanding voting stock without the prior written consent of the Board of Directors of HEARx, each right, except those held by such persons, would entitle each holder of a right to acquire such number of shares of HEARx common stock as shall equal the result obtained by multiplying the then current purchase price by the number of one one-hundredths of a share of preferred stock for which a right is then exercisable and dividing that product by 50% of the then current per-share market price of Company common stock.

      If any person or group (other than HEARx, any subsidiary of HEARx, any employee benefit plan of HEARx or the trustee) acquires more than 15% but less than 50% of the outstanding HEARx common stock without prior written consent of the Board of Directors of HEARx, each right, except those held by such persons, may be exchanged by the Board of Directors of HEARx for one share of HEARx common stock.

      If HEARx were acquired in a merger or other business combination transaction where HEARx is not the surviving corporation or where HEARx common stock is exchanged or changed or 50% or more of HEARx’s assets or earnings power is sold in one or several transactions without the prior written consent of the Board of Directors of HEARx, each right would entitle the holders thereof (except for the acquiring person) to receive such number of shares of the acquiring company’s common stock as shall be equal to the result obtained by multiplying the then current purchase price by the number one one-hundredths of a share of preferred stock for which a right is then exercisable and dividing that product by 50% of the then current market price per share of the common stock of the acquiring company on the date of such merger or other business combination transaction.

      At any time prior to the time an acquiring person becomes such, the Board of Directors of HEARx may redeem the rights in whole, but not in part, at a price of $0.01 per right. The redemption of the rights may be made effective at such time, on such basis and with such conditions as the Board of Directors of HEARx in its sole discretion may establish. Immediately upon any redemption of the rights, the right to exercise the rights will terminate and the only right of the holders of rights will be to receive the redemption price.

      The terms of the rights may be amended by the Board of Directors of HEARx without the consent of the holders of the rights, including, but not limited to, an amendment to lower certain thresholds described above to not less than the greater of (i) any percentage greater than the largest percentage of the voting power of all securities of HEARx then known to HEARx to be beneficially owned by any person or group of affiliated or associated persons and (ii) 10%, except that from and after such time as any person or group of affiliated or associated persons becomes an acquiring person no such amendment may adversely affect the interests of the holders of the rights.

      Until a right is exercised, the holder thereof, as such, will have no rights as a stockholder of HEARx, including, without limitation, the right to vote or to receive dividends.

Special Voting Share

      The special voting share will be authorized for issuance and issued to the trustee appointed under the voting trust and exchange agreement pursuant to the plan of arrangement. The special voting share will be a preferred share of HEARx and will have a par value of $1.00. Except as otherwise required by law, the special voting share will be entitled to a number of votes equal to the number of outstanding exchangeable shares from time to time outstanding and not owned by HEARx or its subsidiaries. These votes may be exercised for the election of directors and on all other matters submitted to the vote of HEARx stockholders. The holders of HEARx common stock and the holder of the special voting share will vote together as a single class on all matters, except to the extent voting as a separate class is required by applicable law or the HEARx certificate of incorporation. The holder of the special voting share will not be entitled to receive dividends from HEARx. In the event of any liquidation, dissolution or winding-up of HEARx, the holder of the special voting share will not be entitled to share in the assets available for distribution to stockholders. At such time as there are no exchangeable shares outstanding not owned by HEARx or its subsidiaries, the special voting share will be canceled.

Warrants and Options

      HEARx currently has outstanding common stock purchase warrants and options entitling the holders thereof to purchase an aggregate of up to 2,162,165 shares of HEARx common stock.

Delaware Law and Certain Provisions of the HEARx Certificate of Incorporation and Bylaws

      In addition to the rights agreement described above, some of the provisions of Delaware law and the certificate of incorporation and bylaws of HEARx, summarized in the following paragraphs, may be considered to have an anti-takeover effect and may delay, deter or prevent a tender offer, proxy contest or other takeover attempt that a stockholder might consider to be in such stockholder’s best interest, including such an attempt that might result in payment of a premium over the market price for shares held by stockholders.

     Prohibition on Certain Business Combinations

      HEARx is subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, section 203 prohibits publicly held Delaware corporations from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner or unless the interested stockholder acquired at least 85% of the corporation’s voting shares (excluding shares held by certain designated stockholders) in the transaction in which it became an interested stockholder. For purposes of section 203, a “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or with the previous three years did own, 15% or more of the corporation’s voting shares.

     Preferred Stock

      The certificate of incorporation of HEARx authorizes the board of directors to establish one or more series of preferred stock, and to determine the terms of that series at the time of issuance. See “Description of HEARx Common Stock and Other Securities — Preferred Stock” above.

     Special Meetings of Stockholders

      The bylaws of HEARx provide that a special meeting of stockholders may only be called by one of the following, subject to compliance with specified procedures:

•	the Chairman of the Board of Directors; or

•	a majority of the Board of Directors.

     Advance Notice Requirements

      The bylaws of HEARx require that stockholders give advance notice to the corporate secretary of any nominations for director or other business to be brought by stockholders at any meeting of stockholders and comply with procedural requirements specified in the bylaws.

Transfer Agent for HEARx

      The transfer agent for HEARx common stock is American Stock Transfer & Trust Company, 59 Maiden Lane, New York, New York 10007. Its telephone number is (800) 937-5449.

DESCRIPTION OF HELIX COMMON STOCK AND OTHER SECURITIES

      The authorized capital of Helix consists of an unlimited number of common shares, without par value and an unlimited number of First Preferred Shares and an unlimited number of Second Preferred Shares. As of February 7, 2002, Helix had an aggregate of 46,161,190 common shares issued and outstanding.

Helix Common Shares

      The holders of Helix common shares are entitled to one vote per common share on all matters submitted to a vote of Helix shareholders, except those matters as to which only holders of a specified class of shares are entitled to vote. Holders of Helix common shares are entitled to receive ratably such dividends as may be declared by the Board of Directors of Helix out of funds legally available therefor, subject to preferences that may be applicable to any outstanding preferred shares. In the event of a liquidation, dissolution or winding up of Helix, holders of Helix common shares are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding preferred shares. Holders of Helix common shares have no preemptive, redemption or conversion rights. Two persons present and holding or representing by proxy five percent of the shares entitled to vote at the meeting constitute a quorum at any meeting of holders of Helix common shares. If a quorum is not present at the opening of the meeting of Helix shareholders, the shareholders present or represented may adjourn the meeting to a fixed time and place but may not transact any other business. Unless otherwise required by law, all questions to be voted on by Helix shareholders shall be determined by a majority of the votes cast.

Helix Preferred Shares

      Helix has two classes of preferred shares, each class having identical characteristics. The holders of preferred shares are entitled to dividends as and when declared by the Board of Directors of Helix, to one vote per share at meetings of Helix shareholders and, upon liquidation, to receive the redemption value (as defined) per preferred share together with any accrued and unpaid dividends in priority to any money, property or assets being distributed to holders of any Helix common shares or other shares in the capital of Helix ranking junior to the preferred shares.

      Helix has the right to redeem or purchase for cancellation, at any time, or from time to time, any part of, then outstanding preferred shares. A holder of preferred shares has the right to require Helix to redeem, at any time or times, all or any part of such shares registered in such holder’s name.

      No distribution shall be made to the holders of any Helix common shares, if such distribution would result in Helix having insufficient net assets to redeem or purchase preferred shares. No class of Helix shares may be created ranking as to capital or dividends in priority to or on a parity with the preferred shares without the consent or approval of the holders of preferred shares.

Quebec Securities Commission Policy Q-8 Escrow

      Pursuant to the terms of an Escrow Agreement dated July 3, 1997, the Quebec Securities Commission required that an aggregate of 14,295,000 common shares be placed in escrow in accordance with Quebec Securities Commission Policy Q-8. As of February 7, 2002, a total of 4,288,500 common shares remained in escrow. The remaining shares will be released from escrow on May 5, 2002.

Transfer Agent and Registrar for Helix

      The transfer agent and registrar for the Helix common shares is Computershare Trust Company of Canada through its office in Montreal, Quebec at Place Montreal Trust, 1800 McGill College.

COMPARISON OF STOCKHOLDERS’ RIGHTS

General

      Helix is incorporated under the Canada Business Corporations Act. HEARx was incorporated under the Delaware General Corporation Law. Each company is governed by the laws under which it was incorporated, as well as its articles or certificate of incorporation and bylaws. Upon completion of the arrangement, holders of Helix common stock will receive HEARx common stock or exchangeable shares for their Helix shares. Helix common stockholders will have the right to exchange their exchangeable shares for the same number of shares of HEARx common stock.

      The rights and privileges of HEARx stockholders will differ from those of Helix stockholders because of differences between Delaware and Canadian law, between the Delaware General Corporation Law and the Canada Business Corporations Act and between the HEARx certificate of incorporation and bylaws and the Helix articles of incorporation and bylaws.

      The following is a summary of the material differences in stockholder rights. The following does not include a complete description of all differences among the rights of stockholders, nor does it include a complete description of the specific rights of stockholders. In addition, the identification of some differences in the rights of stockholders is not intended to indicate that other differences that are important do not exist.

     Voting Rights

      Each holder of HEARx common stock is entitled to cast one vote for each share held of record on all matters submitted to a vote of stockholders, including the election of directors. Holders of common stock have no cumulative voting rights.

      Each holder of Helix common stock is entitled to cast one vote for each share held of record on all matters submitted to a vote of shareholders, including the election of directors. Holders of common stock have no cumulative voting rights.

     Number of Directors

      Delaware law permits the board of directors to change the authorized number of directors by amendment to the bylaws or in the manner provided in the bylaws unless the number of directors is fixed in the certificate of incorporation, in which case a change in the number of directors may be made only by amendment to the certificate of incorporation. HEARx’s certificate of incorporation provides that the number of directors shall be as specified in HEARx’s bylaws. HEARx’s bylaws currently provide that the number of directors of the corporation shall consist of not less than one nor more than ten members, which shall be determined by resolution of the Board of Directors. An amendment to HEARx’s certificate of incorporation requires the vote or written consent of holders of a majority of the shares entitled to vote. HEARx’s bylaws may be amended by either the board of directors or by the vote or written consent of holders of a majority of the shares entitled to vote.

      Helix’s articles of incorporation provide that the number of directors of the corporation shall consist of a minimum of three and a maximum of fifteen members until changed by amendment of Helix’s articles of incorporation. Such an amendment requires that a special resolution be passed. A special resolution is passed by a vote of at least two-thirds of the votes cast by stockholders who voted. In the event that the number of directors is less than the maximum authorized by the articles of incorporation, Helix’s articles provide that the directors may appoint one or more directors to hold office for a term expiring not later than the close of the next annual meeting of shareholders, but the total number of directors so appointed may not exceed one-third of the number of directors elected at the previous annual meeting of shareholders.

     Removal of Directors

      HEARx’s directors are generally elected to hold office until the expiration of the term for which they are elected and until their successors have been duly elected and qualified. However, under Delaware law and

HEARx’s bylaws, (unless otherwise restricted by statute, HEARx’s certificate of incorporation or an amendment to the bylaws) any director or the entire board of directors may be removed with or without cause by the holders of a majority of the shares then entitled to vote at an election of directors.

      Under the Canada Business Corporations Act, provided that articles of the corporation do not provide for cumulative voting, shareholders of a corporation may by ordinary resolution passed at a special meeting remove any director or directors from office. If holders of a class or series of shares have the exclusive right to elect one or more directors, a director elected by them may only be removed by an ordinary resolution at a meeting of the shareholders of that class or series.

     Filling Vacancies on the Board of Directors

      Under HEARx’s bylaws, vacancies and newly created directorships resulting from an increase in the authorized number of directors may be filled by a majority of the remaining members of the board of directors. This is true even if the majority is less than a quorum, or there is a sole remaining directors. Each director elected in this manner holds office until his or her successor is elected at the next succeeding annual meeting of stockholders or at a special meeting called for the purpose. If, at the time of filling any vacancy or any newly created directorship, the directors then in office constitute less than a majority of the whole board, a Delaware court may, upon application of any stockholder or stockholders holding at least ten percent of the total number of shares at the time outstanding having the right to vote for such directors, summarily order an election to be held to fill such vacancies or newly created directorship.

      Under the Canada Business Corporations Act, subject to the articles of the corporation, a vacancy among the directors may be filled at a meeting of shareholders or by a quorum of directors except when the vacancy results from an increase in the number or minimum number of directors or from a failure to elect the appropriate number of directors required by the articles. Each director appointed holds office until his or her successor is elected at the next meeting of shareholders of the corporation unless his or her office is vacated earlier.

     Advance Notice Provisions for Stockholder Nominations and Proposals

      The HEARx bylaws allow stockholders to nominate candidates for election to HEARx’s board of directors or propose other business at any annual or special stockholders meeting. To be properly brought before an annul or special meeting, nominations for the election of directors or other business proposals must be:

•	specified in the notice of meeting, or any supplemental material, given by or at the direction of the board of directors;

•	otherwise properly brought before the meeting by or at the direction of the board of directors; or

•	otherwise properly brought before the meeting by a stockholder.

      However, nominations and proposals may only be made by a stockholder who has given timely written notice to the secretary of HEARx before the annual or special stockholder meeting.

      Under HEARx’s bylaws, to be timely, notice of stockholder nominations or proposals to be made at a stockholder meeting must be received by the secretary of HEARx no less than 90 days nor more than 120 days prior to the anniversary of the last annual meeting of stockholders, and in the case of a special meeting, not less than 10 days immediately following the giving of notice of the special meeting. If, however, there is less than 100 days notice or prior public disclosure of the date of the meeting given to the stockholders, the stockholder notice will be considered timely if the proposal is received by the close of business on the tenth day following the notice of the meeting.

      Under the Canada Business Corporations Act, proposals with respect to the nomination of candidates for election to the board of directors may be made at or before any annual meeting of the corporation.

     Dividends; Liquidation

      Holders of HEARx common stock are entitled to receive proportionately any dividends as may be declared by its Board of Directors. Holders of HEARx Series J Preferred Stock are entitled to receive cumulative cash dividends at the rate per share of 6% per annum, payable quarterly. Upon any liquidation, dissolution or winding up of HEARx, the holders of common stock are entitled to receive on a pro rata basis the assets of HEARx which are legally available for distribution, after payment of all debts and other liabilities and subject to the rights of the holders of HEARx’s 1998 Convertible Preferred Stock and HEARx’s Series J Preferred Stock. Upon any liquidation, dissolution or winding up of HEARx, the holders of HEARx’s 1998 Convertible Preferred Stock will receive a liquidation preference equal to the stated value per share ($1,000) plus an amount equal to ten percent (10%) per annum of the stated value for the period from the date of issuance until the date of final distribution, before any distribution is made to common stock. The Series J Preferred Stock will be entitled to receive the stated value per share ($10,000) plus any accrued and unpaid dividends before any distribution is made to the holders of common stock but after payment is made to the holders of the 1998 Convertible Preferred Stock.

      Holders of Helix common stock are entitle to receive proportionately any dividends as may be declared by the Helix Board of Directors, subject to any preferential rights of outstanding preferred stock. Upon the liquidation, dissolution or winding up of Helix, the holders of Helix common stock will be entitled to receive proportionately Helix’s net assets available after payment of all debts and other liabilities and subject to any prior rights of any outstanding preferred stock.

      Accordingly, HEARx and Helix stockholders generally have the same dividend and liquidation rights, although HEARx currently has preferred stock outstanding with rights superior to the HEARx common stock and Helix does not.

     Vote Required for Extraordinary Transactions

      The Canada Business Corporations Act requires certain extraordinary corporate actions to be approved by special resolution. These actions include:

•	certain combinations (other than with a wholly owned subsidiary);

•	continuances;

•	sales, leases or exchanges of all or substantially all the property of a corporation other than in the ordinary course of business; and

•	other extraordinary corporate actions such as liquidations, dissolutions and arrangements ordered by a court.

      A special resolution is a resolution passed at a meeting by at least two-thirds of the votes cast by stockholders who voted on the resolution. In some circumstances, a special resolution is also required to be approved separately by the holders of a class or series of shares. This may be the case even where the class or series of shares does not otherwise have voting rights.

      The Delaware General Corporation Law requires a majority of the outstanding shares entitled to vote to authorize a merger, consolidation, dissolution or sale of substantially all of the assets of a corporation. The vote of shareholders of a corporation surviving a merger is not required (unless required by the certificate of incorporation), if:

•	the corporation’s certificate of incorporation is not amended by the merger;

•	each share of the corporation’s stock outstanding immediately prior to the effective date of the merger will be an identical outstanding or treasury share of the surviving corporation after the effective date of the merger; and

•	either,

•	no shares of common stock, or securities or obligations convertible into common stock, of the surviving corporation are to be issued or delivered under the plan of merger; or

•	the authorized unissued shares or the treasury shares of common stock of the surviving corporation to be issued and delivered in the merger plus shares issuable upon conversion of any other securities or obligations to be issued in the merger, do not exceed 20% of the surviving corporation’s outstanding common stock immediately prior to the effective date of the merger.

      In limited circumstances, stockholder approval is not required to authorize a merger with or into a single direct or indirect wholly owned subsidiary. In addition, stockholder approval is not required for a parent corporation to merge or consolidate with a subsidiary where the parent owns 90% or more of the subsidiary’s outstanding shares.

     Calling a Stockholders’ Meeting

      Under the Canada Business Corporations Act, holders of at least 5% of a corporation’s issued shares having the right to vote may request the directors call a stockholders meeting. If the request meets the technical requirements of the Act, the directors of the corporation must call the meeting. If the directors do not do so, the stockholders who made the request may call the meeting.

      Under the Delaware General Corporation Law, special meetings of stockholders may be called by the board of directors or by persons authorized to do so by the certificate of incorporation or bylaws. Under the HEARx bylaws, HEARx stockholders are not permitted to call (or to require the HEARx board of directors to call) a special stockholders meeting.

     Amendment to Governing Documents

      Under the Canada Business Corporations Act, an amendment to the articles of incorporation generally requires approval by special resolution. The Act provides that, unless the articles or by-laws provide otherwise, the directors may make, amend or repeal any by-laws by resolution. Such action must be submitted at the next meeting of stockholders, and the stockholders may confirm, reject or amend the new by-law, amendment or repeal by an ordinary resolution. An ordinary resolution is a resolution passed by a majority of the votes cast by stockholders who voted.

      The Delaware General Corporation Law requires any amendment to the certificate of incorporation to be approved by the board of directors and a majority of the outstanding stock entitled to vote on the amendment, unless the certificate of incorporation requires a greater vote. By-laws may be adopted, amended or repealed by the board of directors if the certificate of incorporation so provides. The HEARx certificate of incorporation gives the board the power to adopt, amend or repeal the by-laws.

     Dissenters’ Rights

      The Canada Business Corporations Act provides that stockholders who are entitled to vote on some matters may exercise dissent rights and receive the fair value for all their shares. The Act does not distinguish for this purpose between listed and unlisted shares. The matters on which dissent rights may be exercised include:

•	any amalgamation with another corporation, other than with certain affiliated corporations;

•	an amendment to the articles of incorporation to add, change or remove provisions restricting the issue, transfer or ownership of shares;

•	an amendment to the articles of incorporation to add, change or remove restrictions on the corporation’s business;

•	a continuance under the laws of another jurisdiction;

•	a sale, lease or exchange of all or substantially all the property of the corporation other than in the ordinary course of business;

•	a court order permitting a stockholder to dissent, if issued in connection with an order approving a proposed arrangement; and

•	certain amendments to the articles of a corporation which require a separate class or series vote.

      Under the Delaware General Corporation Law, in some circumstances, shareholders have the right to dissent from a merger or consolidation (but not from a sale or transfer of assets) by demanding cash payment for their shares. The payment amount will be equal to the fair value of the shares, as determined by a court in an action timely brought by the corporation or the dissenters. The determination of fair value will exclude any value arising from the conclusion or expectation of the merger or consolidation.

      Dissent rights will generally not apply under the Delaware General Corporation Law if the corporation’s shares are listed on a national securities exchange or Nasdaq or held by more than 2,000 stockholders of record. Dissent rights will still apply, however, if the agreement of merger or consolidation requires shareholders to accept for their shares anything other than:

•	stock of the surviving corporation;

•	shares of stock of another corporation whose shares of stock are listed on a national securities exchange or Nasdaq or held by more than 2,000 stockholders of record;

•	cash in lieu of fractional shares; or

•	a combination of the above.

      Finally, dissent rights are not available to stockholders of a surviving corporation in a merger that did not require the vote of such stockholders.

     Oppression Remedy

      The Canada Business Corporations Act provides for an “oppression remedy” that allows a court to intervene in corporate affairs to protect the reasonable expectations of stockholders and other approved complainants. The oppression remedy is available where:

•	any act or omission of the corporation or an affiliate effects a result, or

•	the business or affairs of the corporation or an affiliate are or have been carried on or conducted in a manner, or

•	the powers of the directors of the corporation or an affiliate are or have been exercised in a manner, that is,

oppressive or unfairly prejudicial to, or unfairly disregards, the interest of any security holder, creditor, director or officer of the corporation.

      The court’s jurisdiction under the oppression remedy does not necessarily require a finding of breach of fiduciary duty or conduct that is contrary to a complainant’s legal rights. The court may order a corporation to pay the interim expenses of a complainant, but may require the complainant to reimburse the corporation upon final disposition of the action.

      The Delaware General Corporation Law does not provide for a similar remedy.

     Derivative Action

      Under the Canada Business Corporations Act, a complainant may bring an action on behalf of a corporation or any subsidiary, or intervene in an existing action involving the corporation, for the purpose of prosecuting, defending or discontinuing the action on behalf of the corporation. The complainant must give reasonable notice to the directors of the corporation or its subsidiary if:

•	the directors of the corporation or its subsidiary do not bring, diligently prosecute or defend or discontinue the action;

•	the complainant is acting in good faith; and

•	it appears to be in the interests of the corporation or its subsidiary that the action be brought, prosecuted, defended or discontinued.

      In a derivative action under the Act, the court may make any order in its discretion, including an order that requires a corporation or its subsidiary to pay the complainant’s interim costs (including reasonable legal fees and disbursements). A complainant will not be required to put up security for interim costs in a derivative action, even though he or she may be held accountable for such costs on final disposition of the action.

      Derivative actions may be brought by a stockholder on behalf of, and for the benefit of, a corporation governed by the Delaware General Corporation Law. The stockholder must state in the complaint that he or she was a stockholder of the corporation at the time of the transaction of which he or she complains, or that his or her stock was acquired by operation of law. A stockholder may not sue derivatively unless he or she first demands that the corporation bring suit and is refused, unless it is shown that a suit by the corporation would have been futile.

     Director Qualifications

      The Canada Business Corporations Act requires a board of directors of a publicly-traded corporation be composed of no fewer than three directors, at least two of whom are not officers or employees of that corporation or any of its affiliates, and that at least 25% of the directors of every corporation be resident Canadians. However, if the corporation has less than four directors, at least one director must be a resident Canadian. The Delaware General Corporation Law does not contain any independence or residency requirements for directors.

     Stockholder Consent In Lieu of Meeting

      Under the Canada Business Corporations Act, stockholder action without a meeting may only be taken by written resolution signed by all stockholders who would be entitled to vote on the action at a meeting.

      Under the Delaware General Corporation Law, unless otherwise provided in the certificate of incorporation, any action required or permitted to be taken at an annual or special meeting of stockholders may be taken by consent without a meeting and without prior notice. The consent must be in writing and signed by the stockholders having at least the minimum number of votes that would be necessary to authorize the action at a meeting where all shares entitled to vote were present and voted. The restated certificate of incorporation of HEARx does not otherwise limit this ability to take action by written consent.

     Fiduciary Duties of Directors

      Under the Canada Business Corporations Act, directors must act honestly and in good faith with a view to the best interests of the corporation. Directors must also exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

      Directors of corporations incorporated or organized under the Delaware General Corporation Law must act in accordance with the duties of “due care” and “loyalty”. The duty of care requires that directors act in an informed and deliberative manner. They must inform themselves of all material information reasonably available to them prior to making a business decision. The duty of loyalty is the duty to act in good faith in a manner that the directors reasonably believe to be in the best interests of the corporation and its stockholders.

     Indemnification of Officers and Directors

      Under the Canada Business Corporations Act, a corporation may indemnify certain persons associated with the corporation against all costs, charges and expenses (including an amount paid to settle an action or satisfy a judgment) reasonably incurred by him or her in respect of certain civil, criminal or administrative actions to which he or she is made a party by reason of being or having been a director or officer of such corporation. Indemnifiable persons are current and former directors or officers, persons who act or acted at the corporation’s request as a director or officer of a company of which the corporation is or was a stockholder or creditor, and those persons’ heirs and legal representatives.

      Indemnification is permitted only if the indemnifiable person:

•	acted honestly and in good faith with a view to the best interests of the corporation; and

•	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing his or her conduct to be lawful.

      With the approval of the court, a corporation may also indemnify an indemnifiable person in respect of an action by or on behalf of the corporation. Helix’s by-laws provide for indemnification of directors and officers.

      The Delaware General Corporation Law provides that a corporation may indemnify its present and former directors, officers, employees and agents against all reasonable expenses (including attorneys fees) incurred in defending an action to which he or she is a party in that capacity. Except in actions initiated by or in the right of the corporation, the corporation may indemnify such persons against all judgments, fines and amounts paid in settlement of actions brought against them.

      Indemnification is permitted only if the individual acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, the best interests of the corporation. In the case of a criminal proceeding, the individual must have had no reasonable cause to believe his or her conduct was unlawful. In addition, a corporation must indemnify a current or former director or officer to the extent that he or she is successful on the merits or otherwise in the defense of any claim.

      The Delaware General Corporation Law allows for the advance payment of an indemnified person’s expenses prior to the final disposition of an action. In the case of a current director or officer, the indemnified person must undertake to repay any amount advanced if it is later determined that he or she is not entitled to indemnification. Neither the Canada Business Corporations Act nor the Helix by-laws expressly provides for such advance payment.

      The HEARx by-laws provide for indemnification of directors and officers to the fullest extent authorized by the Delaware General Corporation Law.

     No Preemptive Rights

      Neither the Delaware General Corporation Law nor the Canadian Business Corporations Act provides for preemptive rights to acquire a corporation’s unissued stock. However, such rights may be granted to the stockholders in a corporation’s certificate or articles of incorporation. Neither the HEARx certificate of incorporation nor the Helix articles of incorporation provide for preemptive rights.

     Anti-Takeover Provisions and Interested Stockholders

      The Delaware General Corporation Law prohibits, in certain circumstances, a business combination between the corporation and an interested stockholder within three years of the stockholder becoming an interested stockholder. An interested stockholder is a stockholder that either directly or indirectly controls 15% or more of the corporation’s outstanding voting stock, or is an affiliate of the corporation and owned 15% or more of the outstanding voting stock at any time in the last three years. A business combination means a merger, consolidation, sale or other disposition of assets with an aggregate value of more than 10% of the consolidated assets, the aggregate market value of the consolidated assets or outstanding stock of the corporation. A business combination also includes certain transactions that would increase an interested stockholder’s proportionate stock ownership in the corporation.

      The business combination will not be prohibited where:

•	the business combination or the transaction that resulted in the stockholder becoming an interested stockholder is approved by the corporation’s board of directors prior to the time the interested stockholder acquired its 15% interest;

•	at the time of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the corporation’s outstanding voting stock;

•	the business combination is approved by a majority of the board of directors and two-thirds of the outstanding votes entitled to be cast by disinterested stockholders at an annual or special meeting;

•	the corporation does not have a class of voting stock that is listed on a national securities exchange, authorized for quotation on Nasdaq, or held by more than 2,000 stockholders of record;

•	the corporation has opted out of this provision; or

•	in certain other limited circumstances.

      HEARx has not opted out of this provision.

      The Canada Business Corporations Act does not contain a comparable provision. Policies of certain Canadian securities regulatory authorities, however, including Policy 61-501 of the Ontario Securities

Commission and Policy Q-27 of the Québec Securities Commission, address related party transactions. In a related party transaction, an issuer acquires or transfers an asset or treasury securities, or assumes or transfers a liability, from or to a related party in one or any combination of transactions. A related party is defined in the policies to include directors, senior officers and holders of at least 10% of the issuer’s voting securities.

      The policies require more detailed disclosure in the proxy material sent to security holders in connection with a related party transaction. In addition, subject to certain exceptions, the policies require the proxy material to include a formal valuation of the subject matter of the related party transaction and any non-cash consideration and a summary of the valuation. The policies also require that the stockholders of the issuer, other than the related party and its affiliates, separately approve the transaction by either a simple majority or two-thirds of the votes cast, depending on the circumstances.

     Director Liability

      Under the Delaware General Corporation Law, the certificate of incorporation may limit or eliminate the liability of directors for monetary damages for breach of fiduciary duties as a director. This is permitted so long as the liability does not arise from:

•	breach of the duty of loyalty;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	the payment of unlawful dividends or expenditure of funds for unlawful stock repurchases;

•	or redemptions or transactions for which such director derived an improper personal benefit.

      The HEARx certificate of incorporation limits the liability of its directors to the fullest extent permitted by the Delaware General Corporation Law.

      The Canada Business Corporations Act does not permit such a limitation of director liability.

OTHER HEARx SPECIAL MEETING PROPOSALS

Amendment of the Certificate of Incorporation to Increase Authorized Capital Stock

      The HEARx certificate of incorporation currently authorizes the issuance of up to 2,000,000 shares of HEARx preferred stock and 20,000,000 shares of HEARx common stock. As of January 14, 2002, 18,804,401 shares of HEARx common stock were issued and outstanding or reserved for issuance, as follows:

Issued and outstanding	14,040,759
Reserved for issuance under stock option plans	711,313
Covered by currently outstanding non-plan options and warrants	1,052,329
Reserved for issuance under convertible preferred stock	3,000,000
Total	18,804,401

      HEARx expects to reserve at least 14.61 million shares of common stock to issue to existing stockholders of Helix in exchange for their Helix common shares or exchangeable shares and 4.3 million shares of common stock to be issued upon the exercise of outstanding options, warrants and convertible securities of Helix pursuant to the arrangement.

      The arrangement cannot be consummated without an increase in the number of authorized shares of HEARx common stock and a related increase in the number of shares of HEARx preferred stock to accommodate the rights agreement. The approval of this proposal is a condition to the closing of the arrangement. In addition, the HEARx board of directors believes that, without the share increases, HEARx would not have a sufficient number of authorized but unissued shares of stock to give it flexibility to meet a variety of business needs and opportunities as they may arise.

      Pursuant to the proposal, the leading paragraph of Article Four of the HEARx certificate of incorporation will be amended to read as follows:

The total number of shares of stock that HEARx shall have authority to issue is fifty-five million (55,000,000), consisting of five million (5,000,000) shares of preferred stock, $1.00 par value per share, and fifty million (50,000,000) shares of common stock, $.10 par value per share.

      The purpose of the proposed increase in the number of authorized shares is to ensure that sufficient shares of HEARx common stock are available for issuance pursuant to the arrangement and pursuant to the exercise of the securities issued to replace the Helix options, warrants and convertible securities in connection with the arrangement. In addition, the proposed increase would ensure that additional shares will be available, if and when needed, for issuance from time to time for any proper purposes approved by the HEARx board of directors. These purposes may include issuances to raise capital or effect acquisitions and for other corporate purposes.

      Except for shares currently reserved or planned to be issued as described above, HEARx does not have any present plan, understanding or agreement to issue additional shares of stock. The HEARx board of directors believes, however, that the proposed increase in authorized shares of stock is desirable to enhance HEARx’s flexibility in connection with possible future actions, such as stock splits, stock dividends, corporate mergers and acquisitions, financings, acquisitions of property, use in employee benefit plans, or other corporate purposes. The HEARx board of directors will determine whether, when, and on what terms the stock may be issued for any of these purposes.

      Stockholders generally do not have any preemptive or similar rights to subscribe for or purchase additional shares that may be issued in the future. Future issuances of HEARx common stock or HEARx preferred stock, depending upon the circumstances, may dilute the earnings per share, book value per share, voting power and other interests of existing stockholders.

      If the proposed amendment is approved, all or any of the authorized shares of common stock may be issued without further action by the stockholders and without first offering such shares to the stockholders. If the common stock is not issued to stockholders on a pro-rata basis, the stockholders’ proportionate interests would be reduced.

      The proposed increase in the authorized number of shares could have an anti-takeover effect, although that is not its purpose. For example, if HEARx were the subject of a hostile takeover attempt, it could try to impede the takeover by issuing shares of HEARx common stock or HEARx preferred stock. This would dilute the voting power of the other outstanding shares and increase the potential cost of the takeover. The availability of this defensive strategy to HEARx could discourage unsolicited takeover attempts and limit the opportunity for HEARx’s stockholders to get a higher price for their shares than might otherwise be available in the public markets.

      The board of directors of HEARx has unanimously adopted resolutions declaring the advisability of the proposed amendment to the certificate of incorporation and directing that it be submitted to the stockholders for their approval at the special meeting. If adopted by the stockholders, the amendment will become effective when it is filed with the Delaware Secretary of State as required by the Delaware General Corporation Law.

      The board of directors of HEARx recommends that its stockholders vote for the adoption of the proposed amendment to HEARx’s certificate of incorporation to increase the number of authorized shares of HEARx common stock and preferred stock.

Amendment of the Certificate of Incorporation to Change the Name of HEARx

      The board of directors of HEARx has approved and recommends to the stockholders a proposed amendment to HEARx’s certificate of incorporation to change the name of HEARx to “HearUSA, Inc.”

      The amendment would be effective upon consummation of the arrangement. If the stockholders approve this proposal, Article One of the HEARx certificate of incorporation will be amended to read in its entirety as follows:

1. The name of the corporation is “HearUSA, Inc.”

      The HEARx combination with Helix represents a major change for both companies. In an effort to identify and build a new corporate culture and execute a new business plan, the combined companies should have a new brand identity and corporate name. The “HEARx” and “Helix” brand names will continue in each of their markets, and the combined company will continue to evaluate their uses. In addition, through its network business, HEARx needs a new brand under which to do business. The “HearUSA” name is intended to capture the idea of having a national presence.

      The board of directors of HEARx recommends that its stockholders vote for the adoption of the proposed amendment to HEARx’s certificate of incorporation to change HEARx’s name to HearUSA, Inc.

Adoption of HearUSA 2002 Flexible Stock Plan

      The Board of Directors of HEARx has adopted, subject to shareholder approval, the HearUSA 2002 Flexible Stock Plan for the purpose of aiding HEARx in attracting, retaining, motivating and rewarding employees through the granting of various stock and stock-based awards. The 2002 Flexible Stock Plan will provide a sufficient number of HEARx options to exchange for outstanding Helix options in connection with the arrangement.

      The 2002 Flexible Stock Plan provides for awards to eligible participants in the form of stock options, stock appreciation rights, restricted stock, performance shares, and other stock-based awards.

      Any award to a person who is subject to Section 16 of the Securities Exchange Act of 1934 and any award to any other person unless otherwise specified or permitted will not be transferable other than by will or the laws of descent and distribution or the provisions of a qualified domestic relations order.

      On and after the effective date of the plan, the total number of shares of common stock which may be issued in connection with all possible awards under the plan will not exceed three million shares, plus an automatic annual increase of 10% of the number of shares subject to the plan as of the prior year beginning in fiscal year 2003 not to exceed five million shares in the aggregate. If an option or stock appreciation right expires, terminates or is surrendered without having been fully exercised, or if shares of restricted stock or performance shares are forfeited, those shares will again be available under the plan to the fullest extent permitted by law.

Administration and Beneficiaries of the Plan

      The 2002 Flexible Stock Plan will be administered by the full board of directors of HEARx or by a committee of the board consisting of at least two members of the board of directors who are “non-employee directors” as that term is defined in Rule 16b-3 of the Exchange Act. The members of the committee will be appointed by and serve at the pleasure of the board of directors, which may appoint members in substitution for members previously appointed to fill vacancies in the committee.

      Awards may be made to individuals selected by the committee. In general, only employees of HEARx and affiliated entities with which HEARx or its affiliates have business relationships and holders of Helix options granted pursuant to a stock compensation plan for directors, employees and consultants approved by the Helix board of directors may receive awards.

Amendment, Termination and Change in Control

      The board of directors of HEARx may amend the 2002 Flexible Stock Plan at any time, but stockholder approval is required if such amendment:

•	would violate applicable law, or

•	would cause HEARx to violate its listing agreement with the American Stock Exchange.

      The plan has no fixed termination date and will continue in effect until terminated by the board of directors.

      In the event of a change of control of HEARx, the committee may provide such protection as it deems necessary to maintain a participant’s rights. The committee may, among other things:

•	accelerate the exercise or realization of any benefit;

•	provide for the purchase of a benefit for cash;

•	make such adjustment to the benefit as the committee deems appropriate; and/or

•	cause the benefits to be assumed or new benefits substituted therefor by the surviving company.

      A change in control is defined under the Plan as any of the following:

•	the acquisition, without the approval of the board of directors, by any person (other than HEARx and certain related entities) of more than 20% of the outstanding shares of common stock;

•	the liquidation or dissolution of HEARx following a sale or other disposition of substantially all of its assets;

•	a merger or consolidation involving HEARx in which HEARx is not the surviving company; or

•	a change in the majority of the members of the board of directors of HEARx during any two year period if the change is not approved by at least two-thirds of the members of the board of directors who were members at the beginning of the two year period.

     Stock Options

      Stock options granted under the 2002 Flexible Stock Plan intended to qualify for special tax treatment under Section 422 of the Internal Revenue Code are “incentive stock options,” and options not intended to so qualify are “non-qualified stock options.” The per share exercise price of non-qualified stock options will be the fair market value of the shares on the date the option is granted. The per share exercise price in the case of incentive stock options will be no less than the fair market value of the shares on the date the option is granted or, in the case of a greater than 10% holder of all classes of stock of HEARx, 110% of the fair market value on the date the option is granted.

      The other terms of the options will be determined by the committee and, in the case of options intended to qualify as incentive stock options, must meet all the requirements of Section 422 of the Internal Revenue Code.

      Payment for shares purchased upon the exercise of options may be made in cash or in shares of common stock held by the employee for more than six months with the consent of the committee.

     Stock Appreciation Rights

      The committee may grant stock appreciation rights under the 2002 Flexible Stock Plan. A stock appreciation right is the right to receive an amount equal to the appreciation, if any, in the fair market value of a share of common stock from the date of grant to the date of payment. Payment will be made in cash, in shares or in any combination thereof, as determined by the committee.

      The committee may grant stock appreciation rights to an employee in tandem with a stock option. In that case, the exercise of the option will cause a corresponding reduction in the stock appreciation rights that were granted in tandem with the option, and the payment of a stock appreciation right will cause a corresponding reduction in the shares underlying the option.

     Restricted Stock Awards

      The committee may grant shares of restricted stock at no cost. Such shares will be issued and delivered at the time of the grant, but will be subject to forfeiture until the conditions set forth in the restricted stock agreement are satisfied. Stock certificates representing shares of restricted stock will bear a legend referring to the 2002 Flexible Stock Plan, noting the risk of forfeiture of the shares and stating that such shares are nontransferable until all restrictions have been satisfied. As of the date restricted stock is granted, the grantee shall be entitled to full voting and dividend rights with respect to all such shares.

Performance Shares

      The committee may grant awards of performance shares, which represent the right to receive common stock or cash equal to the fair market value of the shares at a future date in accordance with the terms of such grant. Generally, such right will be based upon the attainment of targeted profit and/or other performance objectives.

     Other Stock-Based Awards

      The committee may grant other stock-based awards at such time, in such amounts and subject to such terms and conditions as it deems appropriate.

     Federal Income Tax Consequences

      The following is a summary of the Federal income tax consequences of the 2002 Flexible Stock Plan based upon HEARx’s understanding of current income tax laws, regulations and rulings. Any time a distribution is made under the plan, whether in cash or in shares of common stock, or at any time any option is exercised HEARx may withhold from the payment the amount necessary to satisfy Federal, state and local income and other tax withholding requirements. The withholding may be in cash or in shares.

      Incentive Stock Options. Subject to the effect of the alternative minimum tax (discussed below), an optionee does not recognize income on the grant of an incentive stock option. An optionee will not recognize income upon exercise if the shares acquired upon exercise are not disposed of within two years from the date of the grant of the option nor within one year from the date of exercise. In that case, HEARx will not be allowed a deduction by reason of the grant or exercise.

      The optionee’s basis in the shares acquired upon exercise will be the amount paid upon exercise. (See the discussion below for the tax consequences of the exercise of an option with stock already owned by optionee.) If the optionee holds the shares as a capital asset at the time of sale or other disposition of the shares, his gain or loss, if any, will be capital gain or loss recognized upon the disposition. The amount of his gain or loss will be the difference between the amount realized on the disposition of the shares and his basis in the shares.

      If an optionee disposes of the shares within two years from the date of grant of the option or within one year from the date of exercise, the optionee will realize ordinary income at that time. Such ordinary income will be equal to the lesser of:

•	amount realized on the early disposition

or

•	the fair market value of shares on the exercise date,

over the optionee’s basis in the shares.

      HEARx will be entitled to a deduction in an amount equal to such ordinary income. The excess, if any, of the amount realized on the early disposition of such shares over the fair market value of the shares on the exercise date will be long-term or short-term capital gain, depending upon the holding period of the shares. If an optionee disposes of the shares for less than his basis in the shares, the difference between the amount realized and his basis will be long-term or short-term capital loss, depending upon the holding period of the shares. These calculations assume the optionee holds the shares as a capital asset at the time of disposition.

      The excess of the fair market value of the shares at the time the incentive stock option is exercised over the exercise price for the shares is an item of tax preference.

      Non-Qualified Stock Options. Non-qualified stock options do not qualify for the special tax treatment accorded to incentive stock options under the Internal Revenue Code. Although an optionee will not recognize income at the time of the option grant, he will recognize ordinary income upon exercise. Such ordinary income will be equal to the difference between the fair market value of the stock on the option exercise date and the amount of cash paid for the stock.

      HEARx will be entitled to deduct as compensation an amount equal to the amount included in the optionee’s gross income resulting from the optionee’s exercise of a non-qualified stock option. HEARx’s deduction will be taken in the taxable year in which the option is exercised.

      The excess of the fair market value of the stock on the date of exercise of a non-qualified stock option over the exercise price is not an item of tax preference.

      Stock Appreciation Rights. Recipients of stock appreciation rights do not recognize income upon the grant of the stock appreciation rights. When a participant elects to receive payment under a stock appreciation right, he or she will recognize ordinary income in an amount equal to the cash and fair market value of shares of common stock received. HEARx will be entitled to a deduction equal to such amount.

      Payment in Shares. If the optionee exercises an option and surrenders stock already owned by him, different rules apply.

      If the number of shares acquired exceeds the number of old shares exchanged, the optionee will recognize ordinary income on the receipt of the additional shares (provided the option is not an incentive stock option). The ordinary income will be equal to the fair market value of the additional shares, less any cash paid for them. HEARx will be entitled to a deduction of the same amount. The basis of the additional shares will be equal to the fair market value of such shares (or, in the case of an incentive stock option, the cash, if any, paid for the additional shares) on the date of exercise. The holding period for the additional shares will commence on the date the option is exercised.

      With respect to the number of shares acquired that does not exceed the number of old shares exchanged, the optionee will not recognize gain or loss on the exchange. The basis of the shares received will be equal to the basis of the old shares surrendered. The holding period of the shares received will include the holding period of the old shares surrendered.

      If the optionee exercises an incentive stock option by surrendering old shares, for purposes of determining whether there has been an early disposition of the new shares and the amount of ordinary income on any such early disposition, the holding period for the new shares will begin on the date the optionee receives the new shares. The optionee will be deemed to have disposed of the new shares with the lowest basis first. If the optionee exercises an incentive stock option by surrendering old shares which were acquired through the exercise of an incentive stock option, and if the surrender occurs prior to the expiration of the holding period applicable to incentive stock options, the surrender will be deemed to be an early disposition of the old shares. The federal income tax consequences of an early disposition are discussed above.

      If the old shares surrendered were acquired by the optionee by exercise of an incentive stock option, then, except as provided above, the exchange will not constitute an early disposition of the old shares.

      Based upon prior rulings of the Internal Revenue Service in analogous areas, it is believed that if an optionee exercises an incentive stock option and surrenders old shares, and if he disposes of the new shares received upon exercise within two years from the date of the grant of the option or within one year from the date of exercise, the following tax consequences would result:

•	If the number of new shares received upon exercise does not exceed the number of old shares surrendered, the disposition of the new shares (except in the exercise of an incentive stock option) will not be an early disposition.

•	The disposition of the new shares will be an early disposition to the extent the number of new shares received upon exercise and disposed of exceeds the number of old shares surrendered.

      Payment in Cancellation of Stock Option. If the committee authorized payment in cancellation of an option, the optionee will recognize income equal to the amount of any cash received and the fair market value of any shares received. The optionee’s holding period for such shares would begin on the date he receives the shares. HEARx will be entitled to deduct as compensation the amount included in the optionee’s gross income as a result of the payment. HEARx’s deduction will be taken in its taxable year in which the payment is made. The optionee’s basis in the shares is equal to the amount includible in his gross income as a result of the payment in shares.

      If the acquired shares are later sold or exchanged, the difference between the sale price and the optionee’s basis in the shares is taxable as long-term or short-term capital gain or loss, depending upon the holding period of the shares. This assumes the optionee holds the shares as a capital asset at the time of disposition.

      Restricted Stock and Performance Shares. Grantees of restricted stock and performance shares do not recognize income at the time of the grant of such shares. When shares of restricted stock become free from any restrictions or when performance shares are paid, however, grantees will recognize ordinary income in an amount equal to the fair market value of the shares on the date all restrictions on restricted stock are satisfied or performance shares are paid.

      Taxation of Preference Items. Section 55 of the Internal Revenue Code imposes an alternative minimum tax equal to the excess, if any, of the optionee’s “alternative minimum taxable income” over his regular federal income tax. Alternative minimum taxable income is determined by adding the optionee’s stock option preference and any other items of tax preference to the optionee’s adjusted gross income and then subtracting certain allowable deductions and an exemption amount. At this date, the exemption amount is $35,750 for single taxpayers, $49,000 for married taxpayers filing jointly and $24,500 for married taxpayers filing separately. These exemption amounts, however, are phased out beginning at certain levels of alternative minimum taxable income.

      Change of Control. If a change in control results in an acceleration of the vesting or payment of benefits or the exercisability of stock options, all or a portion of the accelerated benefits may constitute excess parachute payments under Section 280G of the Internal Revenue Code. The employee receiving an excess parachute payment incurs an excise tax of 20% of the amount of the payment in excess of the employee’s average annual compensation over the five calendar years preceding the year of the change of control. HEARx will not be entitled to a deduction for such payment.

      The board of directors of HEARx recommends that its stockholders vote for approval of the HearUSA 2002 Flexible Stock Plan.

HEARx LTD.

Business

      HEARx Ltd. operates a network of owned and operated hearing care centers that provide a full range of audiological products and services for the hearing impaired. HEARx serves in three geographic markets: Florida (including Miami, Fort Lauderdale, West Palm Beach, Tampa and Orlando), the Northeast (including the New York metropolitan area and New Jersey) and California (including Los Angeles and San Diego). HEARx’s strategy for increasing market penetration includes advertising to the non-insured self-pay market and positioning HEARx as the leading provider of hearing care to the managed care marketplace in its geographic markets. HEARx believes it is well positioned to successfully address the concerns of access, quality and cost for the patients of managed care and other health insurance companies, diagnostic needs of referring physicians and, ultimately, the hearing health needs of consumers. HEARx believes that such success results from its ability to offer convenient distribution points, a quality assurance program and centers with standardized credentializing, procedures, policies, testing, formats, products, prices and ancillary services.

      HEARx and its subsidiary HEARx West LLC, a joint venture with Kaiser Permanente, currently receive a per-member-per-month fee for more than 1.3 million managed care members. In total, HEARx services over 170 benefit programs for hearing care with various health maintenance organizations (HMOs), preferred provider organizations (PPOs), insurers, benefit administrators, and healthcare providers. In recent years, HEARx has increased its attention to the self-pay market, focusing on advertising and marketing programs directed to the uninsured patient. HEARx intends to increase its sales to these patients, introducing competitive price points to the public through advertising and marketing programs that include newspaper ads, direct mail, and telemarketing.

      HEARx was incorporated in Delaware on April 11, 1986. HEARx formed its joint venture, HEARx West LLC, with Kaiser Permanente in 1998.

      HEARx Canada Inc. is an indirect subsidiary of HEARx. HEARx Canada Inc. was incorporated under the laws of Canada on November 7, 2001, for the sole purpose of participating in the arrangement. HEARx Canada Inc. currently has nominal assets and activities. After the arrangement is completed, HEARx Canada Inc. will be a holding company that holds all of the outstanding Helix common shares other than those held by HEARx or HEARx Acquisition ULC.

      HEARx Acquisition ULC is a wholly owned subsidiary of HEARx. HEARx Acquisition ULC is an unlimited liability company under the laws of the Province of Nova Scotia, formed on October 3, 2001, for the sole purpose of participating in the arrangement. HEARx Acquisition ULC holds all of the outstanding common shares of HEARx Canada Inc. HEARx Acquisition ULC will deliver HEARx common stock to holders of Helix common shares electing to receive them under the arrangement and will hold the call rights related to the exchangeable shares.

Facilities and Services

      Each HEARx center is staffed or supervised by a minimum of one professionally trained, licensed and certified audiologist and at least one patient care coordinator. In some cases, HEARx employs a licensed hearing aid dispenser to staff centers along with an audiologist and/or under an audiologist’s management oversight. The majority of HEARx’s centers are located in conveniently accessible shopping centers and are typically 1,500 to 3,000 square feet in size. HEARx’s goal is to have all centers virtually identical in interior space design, exterior marking and signage. This uniform appearance helps reinforce the consistent service and quality HEARx strives to provide to patients at all locations. Each center provides comprehensive hearing services that include:

•	A facility equipped with soundproof testing booths and state-of-the-art testing equipment that meets all state standards.

•	A family hearing counseling program available to all patients to help them better understand the use of their hearing products and their disability.

•	A wide variety of hearing aid devices and technology types to meet patient needs.

•	A standardized medical reporting system for feedback to the referring physicians.

      In addition, in each market HEARx operates several centers which offer a full range of diagnostic and auditory-vestibular tests that assist in the treatment of patients with hearing and balance disorders. In most cases, HEARx’s charges for such diagnostic services are billable to healthcare insurers, patients, Medicare or state Medicaid programs.

Siemens Transaction

      On April 23, 2001, HEARx and Siemens Hearing Instruments, Inc. signed a letter of intent pursuant to which the parties intended to form a marketing and promotional alliance in the United States. As part of this letter of intent, Siemens agreed to provide HEARx with a five-year $7.5 million line of credit with interest at 12%, payable quarterly. These terms of the letter of intent became binding to the parties on April 27, 2001, when HEARx first drew on the line of credit. Under the letter of intent, HEARx agreed to purchase from Siemens at least 70% and up to 90% of HEARx’s total hearing aid requirements over the next five years. The letter of intent provided that as HEARx purchased products from Siemens, Siemens would pay to HEARx certain rebates that would then be used to pay down the quarterly installments of principal and interest under the five-year line of credit. On December 7, 2001, HEARx and Siemens entered into the credit agreement and supply agreement described below, which superseded the letter of intent.

      On December 7, 2001, HEARx obtained a $51,875,000 secured credit facility from Siemens Hearing Instruments, Inc. The credit facility is comprised of (a) a $10,875,000 secured five-year term loan credit facility (the Tranche A Loan); (b) a $25,000,000 secured five-year revolving loan credit facility (the Tranche B Loan); (c) a $3,000,000 secured five-year term loan credit facility (the Tranche C Loan); and (d) a $13,000,000 secured five-year term loan credit facility (the Tranche D Loan).

      The Tranche A Loan proceeds are to be used as follows: (i) the repayment of $6,875,000 currently owed to Siemens from HEARx under their April 23, 2001 letter of intent; (ii) a $2,000,000 loan to Helix for the acquisition of NECP; and (iii) $2,000,000 for the redemption of HEARx’s Series I Convertible Preferred Stock. The Tranche B Loan may be used only for future acquisitions by HEARx subject to guidelines established by the credit facility or as otherwise agreed to by HEARx and Siemens. The parties intend that the Tranche C Loan will be used for general working capital purposes and the Tranche D Loan for general working capital purposes and the payment of $6,800,000 of debts belonging to Helix. The credit facility imposes financial and other covenants on HEARx. If HEARx cannot maintain compliance with these requirements, Siemens may decline to make funds available to HEARx. Furthermore, if HEARx and Helix do not complete the arrangement, a material portion of the credit facility may not be accessible to HEARx.

      The Tranche A, B and C Loans are payable quarterly over five years with the outstanding principal and interest due and payable on the final maturity date. Principal and interest on the Tranche D Loan is payable on the final maturity date. Quarterly principal and interest payments on the Tranche A, B and C Loans will be paid through rebates received from Siemens by HEARx as long as HEARx purchases a portion of its requirements of hearing aids from Siemens pursuant to the supply agreement discussed below. The loans may be prepaid in whole or in part at any time without penalty. The credit facility is secured by a first priority security interest in substantially all of the assets of HEARx.

      In connection with the credit facility, HEARx and Siemens entered into a supply agreement dated as of December 7, 2001, pursuant to which HEARx agreed to purchase from Siemens a portion of HEARx’s requirements of hearing aids for a period of ten years at specified prices.

Products

      HEARx has selected a range of hearing aids, assistive listening devices and other products to provide the best possible hearing care for HEARx patients, including the latest digital technology. While HEARx may order a hearing aid from any manufacturer, it is likely the majority of the hearing aids sold by HEARx will be manufactured by Siemens and its subsidiary Rexton. HEARx will also sell hearing aids manufactured by Phonak and Unitron.

      HEARx centers also offer a large selection of assistive listening devices. Assistive listening devices are household and personal technology products designed to assist the hearing impaired in their day-to-day interactions, including such devices as telephone and television amplifiers, telecaptioners and decoders, pocket talkers, specially adapted telephones, alarm clocks, doorbells and fire alarms.

Marketing

      HEARx’s marketing plan focuses on:

•	Newspaper and Broadcast Advertising: HEARx places print ads and commercials in its markets promoting different hearing aids at a variety of technology levels and prices. Advertising also emphasizing the need to seek help for hearing loss as well as the qualitative differences and advantages offered by HEARx.

•	Direct Marketing: Utilizing HEARx’s database, HEARx utilizes direct mailings and company-operated free seminars on hearing and hearing loss.

•	Physician Marketing: HEARx attempts to educate both physicians and their patients on the need for regular hearing testing and the importance of hearing aids and other assistive listening devices in improving the quality of life for hearing impaired individuals. HEARx works to further its image as a provider of highly professional services, quality products, and comprehensive post-sale consumer education.

•	Telemarketing: HEARx has developed a national call center, which covers all HEARx centers. The national call center is responsible for both inbound and outbound telemarketing.

Operations

     Company-owned Centers

      HEARx currently operates a total of 80 centers and 2 part-time centers located in Florida, New York, New Jersey and in California (through HEARx West). HEARx’s long term goal, where the population warrants, is to open “clusters” of four to six Company-owned centers within a city or county in HEARx’s primary markets in order to take advantage of certain operational and marketing efficiencies created by having multiple locations within a particular region. These efficiencies relate principally to advertising and marketing of the centers as well as to personnel recruiting and supervision for the centers.

     Network

      HEARx expects to build a network of independent hearing care providers and offer a variety of services to them and their customers. HEARx plans on calling this the HearUSA Advantage Network. Unlike HEARx’s company owned and operated hearing centers, HEARx’s network business would be comprised of hearing care practices owned by independent operators with whom HEARx has contracted to provide certain services. Among the services offered will be group buying, practice management services, marketing co-op arrangements, and HMO, affinity group and insurance contracts. HEARx believes that a national network would facilitate the company’s goal of having a national presence in a shorter time frame and with less capital requirements than owning and operating hearing centers. However, there can be no assurance that the network, if launched, will receive enough interest among independent practitioners for it to be an economically viable business.

     Joint Venture

      During August 1998, HEARx formed a joint venture, HEARx West LLC, with the Permanente Federation LLC (an affiliate of Kaiser Permanente) to create and operate a network of retail centers to serve the needs of the hearing impaired principally in California. The joint venture agreement provides for a 50/50 ownership by HEARx and Kaiser Permanente, with the centers bearing the HEARx name. HEARx is responsible for the daily operation of the centers, however all clinical and quality issues are the responsibility of a joint committee comprised of HEARx and Permanente clinicians.

      During 2000 and 1999, HEARx West centers concentrated on providing hearing aids and diagnostic audiology testing to Kaiser Permanente’s members and self-pay patients in the state of California. HEARx currently operates 20 full-time and 2 part-time HEARx West locations in southern California.

      In September 2001, HEARx and Kaiser Permanente amended their joint venture agreement. HEARx West has the first right of refusal for any geographic expansion opportunities for new HEARx centers in the following markets: Southern California; Atlanta, GA; Hawaii; Denver, CO; Portland, OR; Cleveland, OH; and Washington, DC and Baltimore, MD. In addition, should HEARx make an acquisition in any of these markets, HEARx West has the right to purchase the centers. Such a sale would be done at arm’s length, with HEARx West paying HEARx an equivalent value for the centers it is acquiring. Previously, HEARx West had a right to first refusal on business opportunities in all U.S. markets except Florida, New Jersey, and Pennsylvania.

     Managed Care and Institutional Contracts

      Since the beginning of 1991, HEARx has entered into arrangements with institutional buyers relating to the provision of hearing care products and services. HEARx believes that contractual relationships with institutional buyers of hearing aids are essential. These institutions include managed care companies, health maintenance organizations, insurance companies, senior citizen buying groups and unions. By developing contractual arrangements for the referral of patients, marketing costs are reduced, and relationships with local area physicians are enhanced. Critical to providing care to members of these groups is the availability of distribution sites, quality control and the standardization of products and services. HEARx believes its system of high quality, uniform centers meets the needs of the patients and their providers.

      HEARx enters into provider agreements with health insurance or managed care organizations for the furnishing of hearing care on three different bases: (a) fee for service basis based on a contractual rate offered by HEARx to provider’s members (all paid for by the patient); (b) a per capita basis, which is a fixed payment per patient per month from the provider to HEARx, determined by the number of patients to be served and the amount to be paid by the insurance or managed care organization (the balance is paid by the individual member); or (c) an encounter basis where HEARx is paid a fixed fee by the insurance or managed care organization for each hearing aid sold (with the balance paid to HEARx by the individual member).

Renewal of Agreements With Health Insurance and Managed Care Organizations

      The terms of most of these agreements are to be renegotiated annually, and most of these agreements may be terminated by either party on 90-days notice at any time. The early termination of or failure to renew the agreements could adversely affect the operation of the hearing care centers located in the related market area. In addition, the early termination of or failure to renew the agreements which provide for payment to HEARx on a per capita basis would cause HEARx to lower its estimates of revenues to be received over the life of the agreements and could have an adverse effect on HEARx’s results of operations. HEARx is not aware of any likely contract terminations at this time.

      Effective January 1, 2001, several insurance companies with which HEARx has contracts significantly changed their contract benefits or service areas. While some insurance companies increased their Medicare benefits, others either limited or discontinued hearing benefits for Medicare patients. HEARx believes these changes will not have a long-term material adverse effect on HEARx’s financial condition or results of operations. HEARx also believes that the loss of any single managed care contract will not have a long term material adverse effect on its financial condition or results of operations.

Distinguishing Features

      Integral to the success of HEARx’s strategy is the strengthening of consumer’s confidence in the hearing care industry and the differentiation of HEARx from its competitors. To that end, HEARx has accomplished several unique objectives, which are highlighted below.

     Joint Commission on Accreditation of Healthcare Organizations (JCAHO)

      During 1998, HEARx distinguished itself from other hearing care providers by being awarded a three year accreditation, effective June 2, 1998, from the Joint Commission on Accreditation of Healthcare Organizations (JCAHO). To achieve accreditation, HEARx was required to meet national standards addressing the rights and responsibilities of persons enrolled in the network; organizational ethics; providing a continuum of care; educating and communicating with patients; leadership; management of information; and improving network performance. HEARx is currently renewing this accreditation with JCAHO and must take both the arrangement with Helix and the proposed network business into account in this renewal. There is no assurance that JCAHO will reaccredit HEARx, nor can there be an assurance that the JCAHO accreditation will extend to Helix centers or the network business.

     Scientific Advisory Board

      HEARx has formed a Scientific Advisory Board consisting of some of the leading experts in otolaryngology and audiology in an effort to instill consumer confidence. Each of the five members of the Scientific Advisory Board is a highly trained professional with extensive experience in the hearing field and is affiliated with a prestigious university and/or institution. Company officials consult with members of this Board to keep HEARx abreast of developments in otolaryngology and audiology and for advice as to HEARx’s overall business strategy. Additionally, the Scientific Advisory Board meets annually to review corporate planning and discuss improvements in any of the services or products which HEARx offers. The Scientific Advisory Board also advises HEARx with respect to the introduction of new or improved services or products, assists HEARx in developing and reviewing quality assurance programs, and advises HEARx as to the effect of any proposed or existing regulatory activity upon customers of HEARx.

      The current members of the Scientific Advisory Board and field with respect to which each consults with HEARx are listed below:

Hearing Testing

James Jerger, Ph.D.
Professor of Audiology
University of Texas at Dallas
Dallas, TX

Patient Satisfaction and Outcomes

Lucille Beck, Ph. D.
Director of Audiology and Speech Pathology Services
VA Medical Center
Washington, D.C.

Medical Relations

Bruce J. Gantz, M.D.
Department Chairman of Otolaryngology
University of Iowa Hospitals and Clinics
Iowa City, IA

Hearing Aids and Devices

Charles I. Berlin, Ph.D.
Professor of Otorhinolaryngology & Biocommunications
Louisiana State University
Director, Kresge Hearing Research Laboratory of the South
New Orleans, Louisiana

Professional and Government Relations

Derald Brackmann, M.D.
House Ear Clinic, Inc.
Clinical Professor of Otolaryngology
University of Southern California
Los Angeles, California

Center Management System, Medical Reporting and HEARx Data Link

      HEARx has developed a proprietary store management and data system called the Center Management System. CMS primarily has two functions: to manage patient information, and to process point-of-sale customer transactions. The CMS system is operated over a wide area network (installed in 2001) that links all locations with the corporate office. HEARx is developing further capabilities for the wide area network.

      HEARx’s corporate system is tightly integrated with CMS to provide additional benefits and functionality that can be better supported centrally. Data redundancy is built into the system architecture as data is currently stored both at the center and at the central facility. This consolidated data repository is constructed to support revenues in excess of $550 million to accommodate 200 unique business units and to manage 500,000 new patients annually.

      One of the outputs of CMS is a computerized medical reporting system that gives referring physicians the results of, and recommended action for, every patient examined by HEARx. To HEARx’s knowledge, no other dispenser or audiologist presently offers any referring physician similar computerized documentation. HEARx believes that as hearing acuity and correction become an expected part of an individual’s health profile, accurate records of past audiological test results, prescriptions and pathology should be available and accessible to those treating the patient.

Competition

      The U.S. hearing care industry is highly fragmented with approximately 11,000 practitioners providing testing and dispensing products and services. Roughly 3,000 of these practitioners are audiologists working for hospitals or physicians, 3,000 of the practitioners are licensed audiologists in private practice, and the remaining 5,000 are hearing aid specialists. Industry surveys estimate that approximately 5% of all hearing aids are sold in physicians’ offices, 60% are dispensed by qualified audiologists in private practice, and the remaining 35% are sold by hearing aid specialists.

      The hearing services arena is a fragmented industry with little standardization among the independent providers. It is difficult to determine the precise number of competitors of HEARx in every market where HEARx has operations, or the percentage of market share enjoyed by HEARx.

      Some competitors are large distributors owned by hearing aid manufacturers, including: (1) Amplifon of Italy, which owns a national network of over 1,000 franchised stores (Miracle Ear) including 400 located in Sears Roebuck & Co. stores; and (2) Beltone Electronics Corp., a hearing aid manufacturer owned by Great Nordic Corp. that distributes its products primarily through its network of approximately 700 “authorized” distributors. Large discount retailers, such as Costco, also sell hearing aids and present a competitive threat in HEARx’s markets. A number of these franchises and distributors are located in the areas HEARx serves. These networks are owned by companies having greater resources than HEARx, and there can be no assurance that one or more of these competitors will not expand and/or change their operations to capture the market targeted by HEARx. HEARx also faces competition regionally from Sonus Corporation and Newport Audiology. While HEARx has similar resources as these competitors, there can be no assurance they will not expand their operations to capture more market share at HEARx’s expense.

      HEARx’s network business will also face competition by companies offering similar network services, including Hearingplanet.com, AVADA (47% owned by William Demant, a hearing aid manufacturer), Beltone Hearing Care Network (owned by Great Nordic Corp.), National Ear Care Plan, and the Sonus Network/ HearPO. These companies attempt to aggregate demand for hearing products and sell marketing and other services to network participants. In addition, some of these networks are able to offer discounts to managed care payors, insurers, as well as membership organizations. This is a highly fragmented business with many independent hearing care providers belonging to more than one network. In addition, contract terms for network membership are typically short and may be terminated at will. However, there is no assurance that the largely fragmented hearing care market cannot be successfully consolidated by the establishment of co-operatives, alliances, confederations or the like which would then compete more directly with HEARx’s network and its company-owned centers.

Reliance On Manufacturers

      HEARx’s agreement with Siemens requires that a certain portion of HEARx’s sales will be of Siemens devices. According to a 1998 survey, Siemens is the world’s largest manufacturer of hearing devices producing 21% of the units sold in the world market. Siemens has a well-diversified product line (including Rexton and other brands) with a large budget devoted to research and development. However, there is no guaranty that Siemens’ technology or product line will remain desirable in the marketplace. Furthermore, if Siemens’ manufacturing capacity cannot keep pace with the demand of HEARx and other customers, HEARx’s business may be adversely affected.

      In the event of a disruption of supply from Siemens or another of HEARx’s current suppliers, HEARx could obtain comparable products from other manufacturers. Few manufacturers offer dramatic product differentiation. HEARx has not experienced any significant disruptions in supply in the past.

Qualified Hearing Professionals

      HEARx currently employs 127 licensed hearing professionals, of which 108 are audiologists and 19 are LHASs. The inability of HEARx to attract and retain qualified licensed hearing professionals would reduce HEARx’s ability to distinguish itself from competing networks of hearing aid retailers and thus adversely affect its business. Management believes that it will be able to attract and retain qualified licensed hearing professionals sufficient to staff its centers for the foreseeable future.

Regulation

     Federal

      The practice of audiology and the dispensing of hearing aids are not presently regulated on the Federal level. The United States Food and Drug Administration (“FDA”) is responsible for monitoring the hearing care industry. The FDA requires first time hearing aid purchasers to receive medical clearance from a physician prior to purchase; however, patients may sign a waiver in lieu of a physician’s examination. The FDA has also mandated that states adopt a return policy for consumers offering them the right to return their products, generally within 30 days. HEARx offers all its customers a full 30-day return period and extends the return period to 60 days for patients who participate in the free HEARx Educational and Listening Program (H.E.L.P.) family hearing counseling program. FDA regulations require hearing aid dispensers to provide customers with certain warnings and statements regarding the use of hearing aids. Also, the FDA requires hearing aid dispensers to review instructional manuals for hearing aids with the patient before the hearing aid is purchased.

      In addition, a portion of HEARx’s revenues comes from participation in Medicare and Medicaid programs. Federal laws prohibit the payment of remuneration in order to receive or induce the referral of

Medicare or Medicaid patients, or in return for the sale of goods or services to Medicare or Medicaid patients. In addition, Federal law limits physicians and other healthcare providers from referring patients to providers of certain designated services under the Medicare and Medicaid in which they have a financial interest. HEARx believes that none of its managed care or other provider contracts or its relationships with referring physicians are violative of these Federal laws.

      The Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) requires the use of uniform electronic data transmission standards for health care claims and payment transactions submitted or received electronically. On August 17, 2000, the Department of Health and Human Services (“HHS”) published final regulations establishing electronic data transmission standards that all health care providers must use when submitting or receiving certain health care transactions electronically. Compliance with these regulations is required by October 16, 2002. In addition, HIPAA required HHS to adopt standards to protect the security and privacy of health-related information. HHS released final regulations containing privacy standards in December 28, 2000. As currently drafted, the privacy regulations will extensively regulate the use and disclosure of individually identifiable health-related information, whether communicated electronically, on paper or orally. The regulations also provide patients with significant new rights related to controlling how their health information is utilized or disclosed. HEARx cannot predict the impact that these regulations will have on its operations.

      HEARx cannot predict the effect of future changes in federal laws, including changes which may result from proposals for federal health care reform legislation being considered by the U.S. Congress, or the impact that changes in existing federal laws or in the interpretation of those laws might have on HEARx. HEARx believes it is in material compliance with all existing federal regulatory requirements.

     State

      Generally, state regulations, where they exist, are concerned primarily with the formal licensure of audiologists and of those who dispense hearing aids and with practices and procedures involving the fitting and dispensing of hearing aids. There can be no assurance that regulations do not exist in jurisdictions in which HEARx plans to open centers or will not be promulgated in states in which HEARx currently operates centers which may have a material adverse effect upon HEARx. Such regulations might include stricter licensure requirements for dispensers of hearing aids, inspections of centers for the dispensing of hearing aids and the regulation of advertising by dispensers of hearing aids. HEARx knows of no current or proposed state regulations with which it, as currently operated, could not comply.

      State regulation generally includes the oversight of HEARx’s advertising and marketing practices as a provider of hearing aid dispensing services. HEARx’s advertisements and other business promotions may be found to be in violation of these regulations from time to time, and may result in the fines or other sanctions, including the prohibition of certain marketing programs that may ultimately harm financial performance.

      HEARx employs licensed audiologists and hearing aid dispensers. Under the regulatory framework of certain states, business corporations are not able to employ audiologists or offer hearing services. California has such a law, restricting the employment of audiologists to professional corporations owned by audiologists or similar licensees. However, HEARx believes there is precedent for the employment of audiologists because the State of California’s Department of Consumer Affairs has indicated that speech-language pathologists may be employed by business corporations. The similarity of this profession to audiology, and the fact that speech-language pathologists and audiologists are regulated under similar statutes and regulations, leads HEARx to believe that business corporations and similar entities may employ audiologists. No assurance can be given that HEARx’s interpretation of California’s laws will be found to be in compliance with laws and regulations governing the corporate practice of audiology or, if its activities are not in compliance, that the legal structure of the HEARx’s California operations can be modified to permit compliance.

      In addition, state laws prohibit any remuneration for referrals, similar to Federal laws discussed above. Generally, these laws follow the Federal statutes described above. HEARx cannot predict the impact that these regulations will have on its operations.

      HEARx believes it is in material compliance with all applicable state regulatory requirements. However, HEARx cannot predict future state legislation which may affect its operations in the states it does business. Nor can HEARx assure that existing interpretations of state law remain consistent with HEARx’s understanding of state law as reflected though its operations.

Product and Professional Liability

      In the ordinary course of its business, HEARx may be subject to product and professional liability claims alleging the failure of, or adverse effects claimed to have been caused by, products sold or services provided by HEARx. HEARx maintains insurance at a level that HEARx believes to be adequate. A successful claim in excess of the policy limits of HEARx’s liability insurance could adversely affect HEARx. As the distributor of products manufactured by others, HEARx believes it would properly have recourse against the manufacturer in the event of a product liability claim; however, there can be no assurance that recourse against a manufacturer by HEARx would be successful or that any manufacturer will maintain adequate insurance or otherwise be able to pay such liability.

Seasonality

      HEARx is not generally affected by seasonality.

Employees

      On January 14, 2002, HEARx had approximately 349 full-time employees, of which 82 were employed by HEARx West.

      The operations of HEARx are dependent in large part upon the efforts of Paul A. Brown, M.D., Chairman of the Board and Chief Executive Officer, and Stephen J. Hansbrough, President, Chief Operating Officer and Director. The loss of the services of Dr. Brown or Mr. Hansbrough could adversely affect the conduct and operation of HEARx’s business. HEARx purchased a “key man” insurance policy on Dr. Brown’s life in the amount of $3,000,000 for the benefit of HEARx.

Property

      HEARx’s corporate offices and national call center are located in 19,600 square feet of space in West Palm Beach, Florida. The leases on these properties are for five years and expire in 2006. As of December 29, 2000, HEARx operated 32 centers in Florida, 15 in New Jersey and 13 in New York and 20 HEARx West centers in California. All of the locations are leased for one to ten year terms pursuant to generally non-cancelable leases (with renewal options in some cases). Each center consists of between 700 and 3,000 square feet with annual base rents ranging from approximately $8,700 to $90,000. In January 1999, HEARx closed 12 centers in the northeast. HEARx has successfully negotiated and completed lease buy-outs, exercised early termination options or subleases on eleven of the twelve properties. HEARx believes its facilities are adequate and suitable for its current operations.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

      The following discussion and analysis should be read in conjunction with HEARx Ltd. consolidated financial statements and the accompanying notes that appear elsewhere in this joint proxy statement/prospectus.

      HEARx’s strategy for continuing and accelerating center sales growth and market penetration includes both aggressively advertising to the non-insured self-pay or retail market, and positioning HEARx as the leading provider of hearing care to the benefited populations covered by managed care contracts.

      HEARx intends, as its long-term goal, to establish a nationwide network of hearing care centers, located in the metropolitan areas or regions with concentrations of elderly consumers who are more likely to need HEARx’s products and services. HEARx is currently expanding its hearing care center network through its joint venture in California, HEARx West LLC. The joint venture agreement provides for a 50/50 ownership by HEARx and the Permanente Federation and its affiliate Kaiser Foundation Health Plan, with the centers bearing the HEARx name. HEARx currently operates 20 full-time and 2 part-time centers in California.

      In addition, on July 27, 2001, HEARx and Helix, a Canadian corporation, signed a definitive merger agreement. Helix owns or manages 129 hearing healthcare clinics located in Massachusetts, Pennsylvania, New York, Ohio, Michigan, Wisconsin, Minnesota and Washington as well as in the Provinces of Ontario and Québec. The boards of directors of both companies have approved the transaction. The transaction is subject to shareholder, Canadian court, certain third party and other regulatory approvals. The transaction is expected to close before the end of the second quarter of 2002.

      HEARx also launched a new website, HEARx.com, which was designed to increase patient referrals to HEARx centers. The website contains educational material regarding hearing loss and types of hearing aids directed to the adult children of potential patients. HEARx plans to offer for purchase on the website various hearing enhancement devices designed for the hearing impaired such as smoke detectors and alarm clocks.

      HEARx has developed a national call center, which began beta testing for five Florida centers in mid-November 2000. During the second quarter of 2001, an additional forty- seven centers began using the call center, and as of July 31, 2001 there were seventy-five centers utilizing the call center. The national call center is responsible for both inbound and outbound marketing. The call center now covers all of HEARx’s centers.

      Effective January 1, 2001, several insurance companies with which HEARx has contracts significantly changed their contract benefits or service areas. While some insurance companies increased their Medicare benefits, others either limited or discontinued Medicare benefits. HEARx believes these changes will not have a long-term material adverse effect on HEARx’s financial condition or results of operations. HEARx also believes that the loss of any single managed care contract will not have a long-term material adverse effect on its financial condition or results of operations.

      On May 8, 2001, responding to the slowdown in hearing aid sales, HEARx announced it would reduce annual expenses by approximately six million dollars. The cost control measures are expected to reduce annual revenues needed to break even to approximately $60 million from $70 million. As of July 31, 2001, HEARx has reduced its staff by approximately 8% and has initiated rollbacks in marketing and discretionary expenses.

Results of Operations

     For the Nine Months Ended September 29, 2001 Compared to September 29, 2000

      Net revenues decreased $5,225,398, or 12.6%, to $36,200,177 in the first nine months of 2001 from $41,425,575 in the comparable period of 2000. The decrease in revenues resulted primarily from the decrease in revenues from the Company’s Florida and Northeast centers. Net revenues in Florida and the Northeast decreased $3,549,294, or 19.8%, and $1,598,408, or 15.4%, to $14,407,825 and $8,814,176, respectively, for the nine months ended September 29, 2001, from $17,957,119 and $10,412,584 for the comparable period of 2000. Management believes the decrease in revenues for the nine months ended September 29, 2001 as compared with the comparable period of 2000 is the result of the overall downward trend in the nation’s economy.

Management believes that the slowing economy has caused the Company’s primary market, the nation’s elderly population, to reduce discretionary spending.

      Cost of products sold decreased $2,649,951, or 18.9%, to $11,406,377 in the first nine months of 2001 from $14,056,328 in the comparable period of 2000. Approximately $1,114,000 of the decrease in the cost of products sold is the result of the rebates received from Siemens in connection with its distributor relationship with the Company. Additionally, the decrease in the cost of products sold is a direct result of the decrease in net revenues. The cost of products sold as a percent of net revenues, which was 31.4% and 33.8% for the first nine months of 2001 and 2000 respectively, fluctuates from period to period due to changes in the Company’s retail pricing and product promotions.

      Center operating expenses increased $469,814, or 2.2%, to $21,711,624 in the first nine months of 2001 from $21,241,810 in the comparable period of 2000. This increase is attributable to bad debt expense of approximately $75,000 for the nine months ended September 29, 2001 in comparison to a recovery of bad debts of approximately $184,000 for the comparable period of 2000. In addition, a $78,000 write off of leasehold improvements due to a center relocation occurred in the nine months ended September 29, 2001.

      General and administrative expenses increased $1,127,337, or 17.4% to $7,606,356 in the first nine months of 2001 from $6,479,019 in the comparable period of 2000. This increase is partially due to the expansion of corporate administrative functions, which includes the implementation of the national call center. The costs associated with the call center were approximately $788,000, which included salaries and wages of $440,000 and occupancy costs, including rent, common area maintenance charges and utilities of $285,000. In addition, professional service fees increased $98,776, or 30.0%, to $432,839 for the nine months ended September 29, 2001 from $334,063 in the comparable period of 2000. This increase is primarily the result of additional fees paid to the Company’s independent public accountants and attorneys for additional services. Shareholder relations expense increased to $391,113 for the nine months ended September 29, 2001 from $136,772 in the comparable period of 2000. This increase is the result of the Company’s retention of an investment banking firm to render services with respect to financial planning and public relations.

      Depreciation and amortization expense was down slightly at $1,850,523 for the nine months ended September 29, 2001 compared to $1,923,165 for the nine months ended September 29, 2000.

      Interest income decreased $42,857 or 19.7% to $174,783 in the first nine months of 2001 from $217,640 in the comparable period of 2000. This decrease is attributable to the decline in average interest rates earned on primarily cash and cash equivalents.

      Interest expense increased $394,823 to $417,325 for the nine months ended September 29, 2001 from $22,502 in the comparable period of 2000. This increase is attributable to the interest on the $7.5 million line of credit with Siemens.

     Year Ended December 29, 2000 Compared to Year Ended December 31, 1999

      Net revenues increased $8,638,068, or 18.2%, to $56,114,832 in 2000 from $47,476,764 in 1999. Net revenues by region for the Northeast, Florida and California were approximately $14.1 million, $24.0 million, and $18.0 million, respectively, in 2000 as compared to $10.1 million, $25.0 million and $12.4 million, respectively in 1999. On a comparable center basis (revenue from centers in operation throughout 1999 and 2000), net revenue for fiscal year end 2000 increased 17.2% compared to fiscal year end 1999. The increase in net revenues resulted from, the increase of revenues from HEARx West and the Northeast, and an increase in the retail business arising from HEARx’s continued aggressive advertising campaign resulting in an increase in revenues from the non-insured self-pay market of $11,818,235, or 46.9% from $25,158,339 in 1999 to $36,976,574 in 2000.

      Cost of products sold increased $4,354,826, or 29.8%, to $18,966,110 in 2000 from $14,611,284 in 1999. Part of the increase in the cost of products sold is a direct result of the 46.9% increase in revenues from the self-pay market due to increased sales of hearing aids with advanced digital technology which generally resulted in lower margins. During 2000, HEARx experienced an increase in the sales level of digital hearing aids, however HEARx cannot be assured that this trend will continue in the year 2001. The cost of products sold as a percent of net revenues, which was 33.6% and 30.6% for the year ended 2000 and 1999, respectively, fluctuates from period to period due to retail pricing and product promotions.

      Center operating expenses increased $2,951,284, or 11.2%, to $29,328,114 in 2000 from $26,376,830 in 1999. HEARx continued to intensify its aggressive marketing program, increasing center advertising expense to $7,161,400, or 12.7% of revenue, up from $5,063,216, or 10.6% of revenue in 1999. In addition due to the increase in revenues, HEARx increased its number of employees from 360 in 1999, to 375 in 2000. This resulted in an increase of salaries and wages of approximately $763,000. Center operating expenses as a percent of revenue decreased to 51.9% in 2000, from 55.3% in 1999 as a result of opening one new center in July 2000 offset by the 17.2% increase in comparable center sales (sales from centers in operation throughout 1999 and 2000). Center operating earnings (excluding corporate general and administrative expenses and depreciation, amortization) increased $1,415,986, or 21.1%, to $8,114,740 in 2000 from $6,698,754 in 1999.

      General and administrative expenses increased $228,823 to $8,830,546 in 2000 from $8,601,723 in 1999. General and administrative expenses as a percent of net revenue decreased to 15.7% in 2000 from 18.0% in 1999. This increase is partially due to the increase of $610,868 in wages and fringe benefits associated with the expansion of corporate administrative functions, which includes the implementation of the national call center, offset by the decrease in shareholder relations and general insurance expense of approximately $127,000 and $143,000, respectively.

      Depreciation and amortization expense increased $151,157, or 6.2%, to $2,572,048 in 2000 from $2,420,891 in 1999. This increase is attributable to the increase of depreciable assets due to the opening of 16 additional HEARx West centers in California in 1999 and 1 in July 2000, and the relocation of 5 centers within Florida during 2000.

      Interest income increased $84,028, or 40.0%, to $294,132 in 2000 from $210,104 in 1999. This increase is attributable to an increase in average balances of cash and cash equivalents.

     Year Ended December 31, 1999 Compared to Year Ended December 25,1998

      Prior to March 1999, HEARx accounted for its investment in HEARx West using the equity method because HEARx did not control HEARx West due to certain provisions in the joint venture agreement. During 1999, as a result of amendments to the agreement, HEARx obtained control of HEARx West. Accordingly, during 1999, HEARx included the financial position and results of operations of HEARx West in its consolidated financial statements.

      Net revenues increased $20,585,578, or 76.6%, to $47,476,764 in 1999 from $26,891,186 in 1998. The consolidation of HEARx West revenues contributed approximately $12,446,000 to the increase. HEARx’s aggressive advertising campaign during 1999 yielded revenues from self-pay patients of approximately $16,457,000, which was partially offset by the closing of the 12 northeast centers in January 1999, which accounted for $1,228,000 of 1998 revenues.

      Cost of products sold increased $6,418,226, or 78%, to $14,611,284 in 1999 from $8,193,058 in 1998. Approximately $4,452,000 of the increase is a result of the consolidation of HEARx West. The remainder of the increase is attributable to the increase in sales from existing centers. The cost of products sold as a percent of net revenues, which was 31% and 30 % for 1999 and 1998, respectively, fluctuates from period to period depending generally upon the sales mix and sales promotions. However, HEARx West provided a higher cost of sales percentage at 36%, because a fixed discount has been granted to Kaiser members.

      Center operating expenses increased $6,406,335, or 32%, to $26,376,830 in 1999 from $19,970,495 in 1998. Approximately $6.3 million of the increase is attributable to the now consolidated center operating expenses of HEARx West. Consolidated center operating expenses as a percent of revenue decreased in 1999 to 55% from 73% in 1998, which is generally attributable to the increase in sales. Increased advertising accounted for approximately $1,428,000, or 22% of the increase, offset by a decrease in rent expense of approximately $619,000 or 10% of the increase resulting from the closing of the 12 northeast centers in January 1999.

      Consolidated general and administrative expenses increased 33% or $2,118,002 to $8,601,723 in 1999 from $6,483,721 in 1998, primarily as the result of the consolidation of HEARx West expenses of approximately $1.7 million. Consolidated general and administrative expenses as a percent of net revenue decreased to 18% in 1999 from 24% in 1998.

      Interest income decreased $392,559, or 65.1%, to $210,104 in 1999 from $602,663 in 1998. This decrease is attributable to a decrease in the average balance of investment securities. Interest expense decreased $34,779 or 55.7%, to $27,713 in 1999 from $62,492 in 1998. This decrease is attributable to the decrease in the long-term debt.

      Depreciation and amortization expense increased $142,423, or 6%, to $2,420,891 in 1999 from $2,278,468 in 1998. An increase of $451,032 provided by HEARx West was offset by a reduction of $308,609 primarily attributable to the closing of twelve centers in the Northeast in January 1999.

Liquidity and Capital Resources

      Working capital decreased $1,522,262 to $828,570 as of September 29, 2001 from $2,350,832 as of December 29, 2000. This decrease is primarily the result of an increase in current maturities of long-term debt of approximately $1.5 million, representing the current portion of the Siemens $7.5 million line of credit, originally funded in April 2001. On December 7, 2001, HEARx and Siemens entered into a Credit Agreement pursuant to which HEARx obtained a $51,875,000 secured credit facility from Siemens. The credit facility is comprised of (a) a $10,875,000 secured five-year term loan credit facility (the Tranche A Loan); (b) a $25,000,000 secured five-year revolving loan credit facility (the Tranche B Loan); (c) a $3,000,000 secured five-year term credit facility (the Tranche C Loan); and (d) a $13,000,000 secured five-year term loan credit facility (the Tranche D Loan). The Company believes that funds available under the line of credit, current cash, investment securities and revenues from operations will be sufficient to support the Company’s operational needs through the next twelve months, although there can be no assurance that unexpected capital needs will not arise for which the credit line, cash, investments and revenues from operations will be insufficient.

      Net cash used in operating activities increased from $1,535,806 for the nine months ended September 29, 2000, to $5,372,400 for the nine months ended September 29, 2001. The increase in cash used by operating activities was primarily the result of the increase of operating losses of approximately $4,538,000.

      Net cash used by investing activities increased from $3,068,916 for the nine months ended September 29, 2000, to $4,357,966 for the nine months ended September 29, 2001. In the nine months ended September 29, 2000, net funds from the maturity of investment securities were $6,996,951, which was offset by the purchase of investment securities of $9,130,575. In the nine months ended September 29, 2001, net funds from the maturity of investment securities were $5,966,475, which was offset by the purchase of investment securities of $9,124,537. In addition, equipment for the national call center and wide area network costing approximately $560,000 was purchased during the nine months ended September 29, 2001.

      Net cash provided by financing activities increased from $3,929,098 for the nine months ended September 29, 2000, to $7,029,597 for the nine months ended September 29, 2001. This increase is the result of the $7.5 million five-year line of credit from Siemens in 2001, offset by net proceeds of $4,503,723 received from a preferred stock offering during the nine months ended September 29, 2000.

      Working capital increased $1,412,017 to $2,350,832 as of December 29, 2000 from $938,815 as of December 31, 1999. On May 9, 2000 HEARx completed a private placement of convertible preferred stock providing HEARx with net proceeds of approximately $4,500,000.

      Net cash used by operating activities decreased from $2,876,171 in 1999, to $798,375 in 2000. The decrease in cash being used by operating activities was primarily the result of the change in current assets, including accounts and notes receivable, from net cash used in 1999 of approximately $2.5 million to approximately $515,000 in 2000 offset against the change in accounts payable and accrued expenses from net cash provided in 1999 of approximately $982,000 to $10,000 in 2000. This is primarily the result of the Company improving its monitoring and collections process of accounts receivable.

      Net cash provided by investing activities decreased from $5,418,632 in 1999, to cash used for investing activities of $1,610,009 in 2000. Proceeds from maturities of investments in excess of purchases were approximately $6.2 million in 1999, versus net purchases of approximately $93,000 in 2000.

      Cash from financing activities increased from cash being used for financing activities of $2,335,385 in 1999 to cash being provided from financing activities of $3,801,610 in 2000. This increase was primarily the result of net proceeds of approximately $4,500,000, from a preferred stock offering during the second quarter of 2000. In addition, the Company acquired 129,900 shares of treasury stock for $413,061 in 2000 compared to 1,921,239 shares for $1,820,424 in 1999.

      Working capital decreased $6,675,227 to $938,815 as of December 31, 1999 from $7,614,042 as of December 25, 1998. This decrease is primarily the result of net cash used by operating activities including a net loss from operations of approximately $4.0 million and a net increase of approximately $4.0 million in accounts and notes receivable, offset by an increase of approximately $2.5 million in accounts payable and accrued expenses related to the growth in operations of existing centers and the 18 new centers of HEARx West.

      Net cash used by operating activities decreased from $9,119,910 in 1998, to $2,876,171 in 1999. The decrease in cash used by operating activities was primarily the result of the reduction of operating losses of approximately $8.3 million.

      Net cash provided by investing activities increased from $2,056,732 in 1998, to $5,418,632 in 1999. Net funds from the purchase and sale or maturity of investments increased to $6,212,516 in 1999 from $3,149,240 in 1998, offset by an increase in purchases of property and equipment of $309,193 from 1998 to 1999.

      Net cash from financing activities decreased from cash provided by financing activities of $6,068,451 in 1998 to cash used of $2,335,385 in 1999. This decrease was primarily the result of funds in the amount of $6,784,019 from a preferred stock offering in 1998. In addition, during 1999 funds in the amount of $1,820,424 were used to repurchase 348,229 shares of the Company’s Common Stock.

     Recent Accounting Pronouncements

      In June 1999, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133, amended by SFAS No. 137 requires companies to recognize all derivative contracts as either assets or liabilities in the balance sheet and to measure them at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged assets or liabilities that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain and loss is recognized in income in the period of change. SFAS No. 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000.

      Historically, HEARx has not entered into derivative contracts either to hedge existing risks or for speculative purposes. There was no material impact from the application of SFAS No. 133 on HEARx’s financial position, results of operations, or cash flows.

      In December 1999, the SEC staff release Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition in Financial Statements, which provides interpretive guidance on the recognition presentation, and disclosure of revenue in financial statements. SAB 101 must be applied to financial statements no later than the quarter ended December 31, 2000. There was no material impact from the application of SAB 101 on HEARx’s financial position, results of operations, or cash flows.

      In March 2000, the FASB issued Interpretation No. 44 (FIN 44), Accounting for Certain Transactions Involving Stock Compensation, and an interpretation of APB.25.FIN44 clarifies the application of APB 25 for (a) the definition of an employee for purposes of applying Opinion No. 25, (b) the criteria for determining whether a plan qualifies as a non-compensatory plan, (c) the accounting consequences of various modifications to the terms of a previously fixed stock option or award, and (d) the accounting for an exchange of stock compensation awards in business combination. FIN 44 became effective July 1, 2000, but certain conclusions cover specific events that occur after either December 15, 1998, or January 12, 2000. FIN 44 did not have a material impact on HEARx’s financial position, results of operations, or cash flow.

      In June 2001, the FASB finalized FASB Statements No. 141, Business Combinations (SFAS 141), and No. 142, Goodwill and Other Intangible Assets (SFAS 142). SFAS 141 requires the use of the purchase method of accounting and prohibits the use of the pooling-of-interests method of accounting for business combinations initiated after June 30, 2001. SFAS 141 also requires that HEARx recognize acquired intangible assets apart from goodwill if the acquired intangible assets meet certain criteria. SFAS 141 applies to all business combinations initiated after June 30, 2001 and for purchase business combinations completed on or after July 1, 2001. It also requires, upon adoption of SFAS 142, that HEARx reclassify the carrying amounts of intangible assets and goodwill based on the criteria in SFAS 141.

      SFAS 142 requires, among other things, that companies no longer amortize goodwill, but instead test goodwill for impairment at least annually. In addition, SFAS 142 requires that HEARx identify reporting units for the purposes of assessing potential future impairments of goodwill, reassess the useful lives of other existing recognized intangible assets, and cease amortization of intangible assets with an indefinite useful life. An intangible asset with an indefinite useful life should be tested for impairment in accordance with the guidance in SFAS 142. SFAS 142 is required to be applied in fiscal years beginning after December 15, 2001 to all goodwill and other intangible assets recognized at that date, regardless of when those assets were initially recognized. SFAS 142 requires HEARx to complete a transitional goodwill impairment test six months from the date of adoption. HEARx is also required to reassess the useful lives of other intangible assets within the first interim quarter after adoption of SFAS 142. HEARx’s previous business combinations were accounted for using the purchase method. The impact of the adoption of SFAS 141 and SFAS 142 on HEARx’s financial position and results of operations is not expected to be material.

      In October 2001, the FASB issued SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” which resolves significant implementation issues related to FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, and supersedes the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a business segment. SFAS 144 is effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with early application encouraged. The impact of adoption of SFAS 144 on HEARx’s financial position and results of operations is not expected to be material.

     Quantitative and Qualitative Disclosure About Market Risk

      HEARx has not engaged in derivative transactions, or issued variable rate debt, and does not become exposed to foreign currencies in its business. Differences in the fair value of investment securities and fixed rate debt are not material, therefore the related market risk is not significant.

Legal Proceedings

      None.

Principal Stockholders of HEARx

      The following table sets forth, as of February 5, 2002, the names of all persons known by HEARx to be beneficial owners of more than five percent of the HEARx common stock. On February 5, 2002 there were 14,040,759 shares of common stock issued and outstanding.

	Name and Address of	Amount and Nature
Title of Class	Beneficial Owner	Of Beneficial Ownership	Percent of Class

Common Stock	Paul A. Brown, M.D.	1,228,808 (1)	8.71%
	1250 Northpoint Parkway
	West Palm Beach, FL 33407
Common Stock	Minnesota Mining and	896,993	6.39%
	Manufacturing Company
	3M Center
	St. Paul, MN 55144

(1)	Includes 60,000 shares of common stock subject to options which are currently exercisable (or exercisable within 60 days).

Security Ownership of Management

      The following table sets forth, as of February 5, 2002, the number of shares of HEARx common stock owned beneficially by each director, each named executive officer and all directors and executive officers as a group.

		Amount and Nature of
Title of Class	Name	Beneficial Ownership(1)	Percent of Class

Common Stock	Paul A. Brown, M.D.	1,228,808(2)	8.71%
Common Stock	Stephen J. Hansbrough	546,377(3)	3.75%
Common Stock	James W. Peklenk	34,002(4)	*
Common Stock	Donna L. Taylor	36,501(5)	*
Common Stock	David J. McLachlan	83,545(6)	*
Common Stock	Thomas W. Archibald	116,600(7)	*
Common Stock	Joseph L. Gitterman III	181,249(8)	1.29%
Common Stock	All directors and executive officers as a group (7 persons)	2,227,082(9)	15.10%

(1)	The named individuals have both sole investment power and sole voting power with respect to all securities listed as beneficially owned by them.

(2)	Includes 60,000 employee stock options which are currently exercisable (or exercisable within 60 days).

(3)	Includes 543,377 employee stock options which are currently exercisable (or exercisable within 60 days).

(4)	Includes 29,002 employee stock options which are currently exercisable (or exercisable within 60 days).

(5)	Includes 31,501 employee stock options which are currently exercisable (or exercisable with 60 days).

(6)	Includes (i) 16,500 shares of common stock issuable upon the exercise of non-qualified options, all of which are currently exercisable, and (ii) 3,000 shares of common stock issuable upon the exercise of common stock purchase warrants acquired as part of a 1993 private placement.

(7)	Includes 12,000 shares of common stock issuable upon the exercise of non-qualified options, all of which are currently exercisable.

(8)	Includes (i) 4,500 shares of common stock issuable upon the exercise of non-qualified options, all of which are currently exercisable, and (ii) 12,750 shares of common stock issuable upon the exercise of common stock purchase warrants acquired as part of a 1993 private placement.

(9)	Includes 712,630 shares of common stock issuable upon the exercise of options and warrants, which are currently exercisable (or exercisable within 60 days).

*	Named individuals percent of class is less than one percent.

Directors and Executive Officers of HEARx

      The names, ages, positions and places of residence of the directors and executive officers of HEARx are as follows:

Name	Age	Position	Residence

Paul A. Brown	63	Chairman of the Board and Chief Executive Officer	Palm Beach, Florida
Stephen J. Hansbrough	54	President, Chief Operating Officer and Director	Palm Beach Gardens, Florida
James W. Peklenk	56	Vice President — Finance Chief Financial Officer	West Palm Beach, Florida
Donna L. Taylor	44	Senior Vice President Sales and Operations	Wellington, Florida
Thomas W. Archibald	63	Director	Carmel, California
David J. McLachlan	62	Director	Chelmsford, Massachusetts
Joseph L. Gitterman III	64	Director	Washington Depot, Connecticut

      Paul A. Brown, M.D., age 63. Paul A. Brown, M.D., Chairman of the Board and Chief Executive Officer of HEARx, holds an A.B. from Harvard College and an M.D. from Tufts University School of Medicine. Dr. Brown founded HEARx in 1986 and has served as Chairman of the Board and Chief Executive Officer since that time. From 1970 to 1984, Dr. Brown was Chairman of the Board of MetPath Inc., a New Jersey-based corporation offering a full range of clinical laboratory services to physicians and hospitals, which he founded in 1967 while a resident in pathology at Columbia Presbyterian Medical Center in New York City. MetPath developed into the largest clinical lab in the world with over 3,000 employees and was listed on the American Stock Exchange prior to being sold to Corning in 1982 for $140 million. Dr. Brown was formerly a Chairman of the Board of Overseers of Tufts University School of Medicine, an emeritus member of the Board of Trustees of Tufts University, a member of the Visiting Committee of the Boston University School of Medicine and a part-time lecturer in pathology at Columbia University of Physicians and Surgeons.

      Stephen J. Hansbrough, age 54. Stephen J. Hansbrough, President and Chief Operating Officer of HEARx, was formerly the Senior Vice President of the Dart Drug Corporation and was instrumental in starting their affiliated group of companies (Crown Books and Trak Auto). These companies along with the Dart Drug Stores had over 400 retail locations, generated approximately $550 million in annual revenues and employed over 3,000 people. Mr. Hansbrough subsequently became Chairman and CEO of Dart Drug Stores. After leaving Dart, Mr. Hansbrough was an independent consultant specializing in turnaround and start-up operations, primarily in the retail field, until he joined HEARx in December 1993.

      James W. Peklenk, age 56. James W. Peklenk, Vice President — Finance and Chief Financial Officer of HEARx, joined HEARx in November 1995 as Controller and became Vice President — Finance and Chief Financial Officer in June 1996. He has a B.S. in Accounting from the University of Louisville. From 1991 until joining HEARx, Mr. Peklenk was Vice President, Finance/ CFO, for Shooters International, Inc., an international restaurant operator and franchiser of Shooters Waterfront Cafes. Prior thereto, Mr. Peklenk was Director of Internal Audit for Chi-Chi’s Mexican Restaurants, and before that an Audit Partner with the international accounting firm of Grant Thornton.

      Donna L. Taylor, age 44. Donna L. Taylor, Senior Vice President Sales and Operations, joined HEARx in July 1987 as an audiologist. She was later promoted to Area Manager and Director of Operations for the Company in Florida. She assumed her role as Vice President Sales and Operations in December 1993 and in October 2000 was promoted to Senior Vice President — Sales and Operations. Prior to employment by HEARx, she practiced as an audiologist. Ms. Taylor received her B.S. from the University of Iowa in May 1979, her M.A. from the University of Iowa in May 1981, and earned her CCC (Certificate of Clinical Competency) in March 1982

      Thomas W. Archibald, age 63. Thomas W. Archibald attended the London School of Economics and received a B.A. degree in economics from Denison University and a Juris Doctor degree from the Ohio State

University Law School. He retired from the Bank of New York in 1995, where he served as Executive Vice President of the Personal Trust Sector. He held that position at Irving Trust Company when it merged with The Bank of New York in 1988. Mr. Archibald is a past Director of Group Health Incorporated, the only not-for-profit health insurance carrier chartered to operate throughout New York State.

      David J. McLachlan, age 62. David J. McLachlan holds an engineering degree from Harvard College and a M.B.A. from the Harvard Graduate School of Business Administration. Since June 1999, he has served as a consultant to Genzyme Company. Until his retirement in June 1999, Mr. McLachlan was the Executive Vice President of Genzyme Company, a position he held since December 1989. Prior to that he was the Vice President, Treasurer and Chief Financial Officer of Adams-Russell Co., Inc., an owner and operator of cable television systems and Adams-Russell Electronics, Inc. a defense electronics manufacturer.

      Joseph L. Gitterman III, age 64. Joseph L. Gitterman III is the manager of EIP Group LLC, an investing, trading and consulting firm which he founded in 1994. Until 1994, he was the Senior Managing Director of LeBranche & Co. He was a member of the New York Stock Exchange for over thirty years and was appointed a Governor in 1986. At the New York Stock Exchange, he served on more than fourteen committees, serving as chairman of some of them. He is director of Classic Turf Co., Intrepid International, Mill Bridge Inc. and Custom Data Services.

      There are no family relationships between or among any directors or executive officers of HEARx.

     Executive Compensation

      The non-employee members of the board of directors of HEARx received cash compensation during the fiscal year ended December 29, 2001 for their services as directors. Each non-employee board member received an annual retainer in the amount of $15,000, which was paid quarterly, and payments in the amount of $1,000 for each annual or special meeting attended by that director in person and in the amount of $500 for each annual or special meeting attended by that director telephonically. HEARx also reimburses directors for their out of pocket expenses for attendance at the meeting of the board. Messrs. Archibald, McLachlan and Gitterman each received $19,250 during the fiscal year ended December 29, 2001.

      The following table sets forth the annual and long-term compensation for services rendered in all capacities to HEARx during the 2001, 2000 and 1999 fiscal years of those persons who were at fiscal year-end 2001 (i) the Chief Executive Officer and (ii) the other executive officers whose salary and bonus exceeded $100,000 (these four persons are collectively referred to herein as the “Named Executive Officers”):

Summary Compensation Table

	Annual Compensation

		Salary	Bonus	Options
Name and Principal Position	Year	($)	($)	(#)

Paul A. Brown, M.D.	2001	$300,000	$15,000	-0-
Chairman and Chief	2000	300,000	—	-0-
Executive Officer	1999	250,000	125,000	100,000
Stephen J. Hansbrough	2001	$275,000	$13,750	300,000
President and Chief	2000	275,000	—	-0-
Operating Officer	1999	225,000	112,500	113,246
James W. Peklenk	2001	$165,000	$8,250	80,000
Vice President — Finance	2000	165,000	—	10,000
Chief Financial Officer	1999	150,000	75,000	10,000
Donna L. Taylor	2001	$160,000	$8,250	80,000
Senior Vice President	2000	165,000	—	20,000
Sales and Operations	1999	150,000	75,000	10,000

     Employment Agreements

      The Company has entered into an employment agreement with Dr. Paul A. Brown to serve as Chairman of the Board and Chief Executive Officer for an initial five-year term ending in 2004. The Company has entered into a substantially similar employment agreement with Stephen J. Hansbrough to serve as President and Chief Operating Officer for an initial five-year term ending in 2004. Each of the employment agreements provides that the executive will be entitled to receive base compensation and performance bonuses and to participate in and receive benefits under HEARx’s welfare benefit and similar employee benefit plans generally made available by HEARx to other key employees. Dr. Brown’s base compensation for the first year of the agreement is $300,000 per year, and Mr. Hansbrough’s base compensation for the first year of the agreement is $275,000 per year. Such annual compensation is subject to review annually by the Board. In respect of annual bonuses, if in any calendar year HEARx achieves the net income targets approved by the Board, HEARx has agreed to pay the executive a bonus equal to at least 50% of the executive’s base salary. In addition, if in any calendar year HEARx achieves the target net income approved by the Board for such year, the executive is entitled to receive a cash bonus equal to 1% of such net income for such year. Each executive is entitled to reimbursement of his reasonable and necessary business expenses in connection with the performance of his duties consistent with guidelines established by HEARx’s Board of Directors. Concurrent with the execution of the employment agreements, and pursuant to the terms of the agreements, each executive was granted an option to purchase shares of HEARx’s common stock. Dr. Brown was granted an option to acquire 100,000 shares and Mr. Hansbrough was granted an option to acquire 113,246 shares. Each option vests ratably over four years and was granted with an exercise price equal to the market value of the common stock on the date of grant.

      Each of the employment agreements contains termination and change in control provisions. If the executive is terminated with “cause” or if the executive terminates without good reason before or after a change in control, HEARx will be required to pay only amounts earned through the date of termination. If the executive terminates because HEARx has breached the employment agreement or if HEARx terminates the executive without cause (before a change in control), HEARx must pay the executive an amount equal to the base salary in effect for the duration of the term as in effect immediately before the date of termination or, if more than three years of the term have elapsed on the date of such termination, an amount equal to one year’s salary. In addition, the executive is entitled to payment of a bonus equal to one times the average of all bonus and other incentive payments made by HEARx to the executive over the then prior two years plus the pro rata portion of the bonus payable for the year of the termination. In such circumstances, HEARx will be obliged to continue the executive’s medical, dental, life and other insurance and benefit program coverage for 18 months, and the executive shall be fully vested in all options and similar rights previously granted to him and shall have a period of two years within which to exercise such rights.

      Each of the employment agreements provides that in the event the executive is terminated by HEARx without cause on or after a change in control or if the executive terminates with good reason after a change in control, HEARx must pay the executive a minimum of three times the executive’s base salary plus an amount equal to three times the average of all bonus and other incentive payments made by HEARx to the executive over the then preceding two years. All options and other rights will then be fully vested and the executive will have three years within which to exercise such rights. HEARx also will be responsible for maintaining the executive’s medical, dental, life and other insurance and benefit program coverage for a three year period.

      In the event of the executive’s death or termination because of disability, all then outstanding options and similar rights shall become fully vested and the executive or his legal representatives may exercise such rights for a one year period following the executive’s death or termination for disability.

      The agreements provide for “gross up” payments to the executive to cover the executive’s incremental tax liabilities in the event payments made under the agreements are subject to the excise tax imposed by Section 4999 of the Internal Revenue Code.

     Option Grants In Last Fiscal Year

      The following table sets forth information with respect to the grants of options to the Named Executive Officers during the fiscal year ended December 29, 2001:

					Potential Realizable
					Value at Assumed
		Percent of			Annual Rates of Stock
		Total Options			Price Appreciation For
		Granted to			Option Term
	Options	Employees in	Exercise	Expiration
Name	Granted	Fiscal Year	Price	Date	5%	10%

	(#)		($)		($)	($)
Dr. Paul A. Brown	-0-	0.00%	N/A	N/A	N/A	N/A
Stephen J. Hansbrough	300,000	39.53%	$.77	10/24/2006	$63,800	$141,000
James W. Peklenk	40,000	5.27%	$1.65	5/10/2011	$41,500	$105,200
Donna L. Taylor	40,000	5.27%	$1.65	5/10/2011	$41,500	$105,200
James W. Peklenk	40,000	5.27%	$.81	11/15/2011	$20,400	$51,600
Donna L. Taylor	40,000	5.27%	$.81	11/15/2011	$20,400	$51,600

     Option Exercises in Last Fiscal Year and Aggregated Fiscal Year End Option Values

      The following table sets forth certain information with respect to stock option exercises and unexpired stock options granted in fiscal years prior to 2001 and held by the Named Executive Officers as of the end of fiscal 2001:

	Shares		Number of	Value of Unexercised
	Acquired	Value	Unexercised Options	In-the-Money Options at
Name	On Exercise	Realized	Fiscal Year-End	Fiscal Year-End

	(#)		(#)	($)
			Exercisable/	Exercisable/
			Unexercisable	Unexercisable

Paul A. Brown, M.D.	-0-	-0-	60,000/0	0/0
Stephen J. Hansbrough	-0-	-0-	543,377/56,623	189,810/0
James W. Peklenk	-0-	-0-	29,002/93,000	0/23,708
Donna L. Taylor	-0-	-0-	31,501/95,625	0/23,708

HELIX HEARING CARE OF AMERICA CORP.

Business

      Helix, through its primary operating subsidiaries, manages and supplies a large network of hearing clinics in Canada and the United States. Helix offers a variety of products and services in the paramedical field of hearing health care including the provision of facilities, management, administrative and technical support, supplies and marketing support to hearing health care professionals. In general, clinics managed by Helix offer people afflicted with hearing impairment a complete range of products and services, including sophisticated hearing instruments and assistive listening devices designed to improve their quality of life. Helix has approximately 274 employees and consultants. Through its predecessor companies, Helix has been offering its services in the Province of Québec for over 15 years and currently manages 61 clinics across the Provinces of Québec and Ontario, and 67 clinics in the United States and provides marketing support to another 12 clinics located in the Province of Québec.

      While Helix has successfully penetrated the markets in Québec and Ontario, Helix believes that its expertise and methodologies can be exported and adapted across territorial boundaries to gain market share in other provinces of Canada and in the United States.

      Helix offers services related to the management of hearing care professional offices including:

•	inventory purchasing and management;

•	office service support;

•	new products and services introduction and marketing;

•	general administration;

•	training and seminars for staff; and

•	setting up and training for the patient management software.

      Helix has established a U.S. holding company, Helix Hearing Care of America (U.S.A.) Corp., to facilitate its acquisition of hearing clinics located in the United States through wholly owned subsidiaries of Helix U.S.A. For example, Helix has established wholly owned indirect subsidiaries to acquire and operate clinics in Indiana, Massachusetts, Minnesota, Michigan, Missouri, New York, Ohio, Pennsylvania, Washington and Wisconsin.

NECP Transaction

      On November 28, 2001, Helix acquired Auxiliary Health Benefits Corporation, doing business as National Ear Care Plan (NECP) of Denver, Colorado, for $3.5 million in cash. NECP is a hearing care benefit administrator for Fortune 500 companies, insurance carriers, employer sponsored plans and affinity groups with a network of 1,300 affiliated audiologists with approximately 1,400 locations in 49 states and Puerto Rico. The Helix acquisition of NECP will allow the NECP network to be included in the HearUSA Advantage Network created by the arrangement with HEARx. HEARx purchased 4,853,932 common shares of Helix for $2.7 million, which was used by Helix to pay a portion of the purchase price of the NECP Transaction. See “Material Contracts between HEARx and Helix.”

Product Profile

      Numerous assistive listening devices have been created in order to permit persons suffering from hearing loss to maintain quality of life. The main products and devices which Helix currently makes available to its clients through the clinics under its management include:

•	All types of hearing aids, from body aid to discrete hearing devices;

•	Assistive listening devices;

•	Noise protection plugs; and

•	Specialized ear monitor listening systems for musicians and performers.

      Hearing aids are miniature electronic devices composed of a microphone, an amplifier, a receiver and a battery. A wide range of hearing aids is available such as those fitted behind the ear, in the ear, in the ear canal and completely in the canal. Completely-in-the-canal model hearing aids are so discreet, they are almost imperceptible. Hearing aids being manufactured and marketed today demonstrate large improvements over those produced in the past. Today’s units are smaller with acoustic outputs capable of sounding much more natural than anything previously created. The new generation of hearing instruments are capable of restoring hearing function better than instruments being sold even five years ago. Almost all varieties can be adjusted and custom made for each hearing impaired individual’s specific needs.

      Fully digital hearing aids are also entering the market, providing exceptional sound quality and the flexibility to fit many different configurations of hearing loss and acoustic environments. These digital instruments are improving communication, even in difficult noisy surroundings. As the human auditory system is a stereo system, binaural fittings (i.e., one aid in each ear) are now being recognized as the desired choice for those persons requiring hearing aids. Hearing aids typically last between three to five years. Due to the progressive nature of hearing loss, it is not unusual to provide a patient with up to seven binaural fittings during the ages of 50 through 80.

      New products are also being introduced on the market in the form of “one-size fits all” and disposable hearing aids. This revolution in technology should provide improved convenience, comfort and value. Disposability makes possible the delivery of advanced technology. This new device has been developed to directly address the reasons why so many people resist wearing a hearing aid. It is a high quality product, easy to get and to use. Its low entry cost makes trying it an easy decision, one that does not require a huge financial or emotional commitment. The advantages could prove valuable to younger generations who do not want to commit to conventional hearing aids to begin with.

      In addition to hearing aids, Helix also supplies its managed clinics with specialized ear monitors which permit musicians and performers to control their acoustic environment on stage in order to avoid the noxious effects of being repeatedly exposed to high intensity sounds. These monitors are molded and custom made with a controlled output decibel in order to protect hearing.

      The changing demographics of the North American population indicate that an increasing number of hearing impaired persons have the financial means to purchase assistive listening devices to maintain their quality of life. Helix believes that the “baby boomer” generation will invest in quality-of-life products including audiology services, hearing aids and assistive listening devices.

Sources of Supply

      The hearing aid manufacturing industry is highly competitive with numerous manufacturers serving the worldwide market. Few manufacturers offer significant product differentiation. Helix currently purchases hearing aids from some of those manufacturers based upon criteria that include quality, price and service. Over time, Helix intends to reduce the number of manufacturers from whom it purchases hearing aids in order to achieve greater volume discounts. In addition to hearing aids, Helix’s clinics also offer a limited selection of other assistive listening devices and hearing aid accessories.

Hearing and Speech Industry Overview

      Statistics provided by the MarkeTrak survey conducted by Knowles Electronics indicate that the American market contains an estimated 28 million hearing impaired persons. This represents a potential $2.8 billion market with the potential to grow as the population ages.

      The hearing instrument market, to date, has seen slow growth relative to its potential. The MarkeTrak survey estimates that only 22.2% of hearing impaired people in the United States own a hearing aid. Historically, this low level of market penetration appears to result from economics, aesthetics and in many cases, underdeveloped technology. Persons on fixed incomes may find hearing instruments an unaffordable luxury. Also negatively affecting market penetration for hearing aids has been the cosmetic issue of a perceived handicap or a sign of aging. In comparison with the contact lens market which experienced significant growth in the 1970’s, the hearing aid industry has yet to experience its period of rapid growth. However, management of Helix believes a similar period of rapid growth is imminent.

      A large percentage of this growth is expected to occur as a result of the aging of the baby boomer generation. The baby boomer generation has a more active lifestyle than their predecessors and also have higher communication needs. Their financial resources and education level are higher than past generations. Helix believes that the baby boomer generation does not see itself as being limited by hearing loss. Also, larger disposable incomes permit them to buy more discreet, miniaturized and sophisticated hearing instruments. Helix believes that baby boomers will expect quality service and will be much more informed consumers. As a result, the services provided by hearing care professionals will be of increasing importance.

Marketing Strategy

      Helix has developed a wide range of advertising and promotional programs for television and the print media. In addition, Helix offers various training and awareness programs to hearing care specialists including general practitioners, ear, nose and throat specialists and audiologists, hearing care professionals, audioprosthesists, speech therapists and other specialized professionals and audiologists.

      Helix believes that the same approach that earns the loyalty of current patients will also generate new patients. Helix’s new patient marketing programs are designed to help Helix generate referrals from physicians and existing patients and increase Helix’s visibility in the community. Helix seeks to foster such visibility by developing marketing materials and information sources that communicate Helix’s philosophy of high quality, patient-oriented hearing care. Helix also believes that its involvement with Hear USA can improve its capacity to generate referrals and expand its customer base through the greater access provided by the growing Internet market.

      Helix’s large group marketing approach is designed to enable Helix to develop contacts with self-insured employers and with health plans in the metropolitan areas it serves and emphasizes the convenience, quality of care, and wide range of services offered by Helix. The economies of scale available to Helix may also allow health plans and self-insured employers served by Helix to reduce administrative burdens they might otherwise face. Helix believes that it is well positioned to respond to challenges presented by the growth of managed care arrangements as they arise.

      Helix believes that expansion of the patient base and referral sources (doctors, hearing care professionals) at clinics managed by Helix combined with its acquisition growth has contributed to the increase of Helix’s revenues.

Facilities and Operational Structure

      Helix currently manages and supplies a total of 61 facilities throughout the Provinces of Québec and Ontario and 67 clinics in the United States. The basic premise in the provision of the services offered by Helix is that the hearing care professional be provided with a complete infrastructure within which to operate and therefore be concerned only with providing professional services to patients. As part of this infrastructure, Helix provides hearing care professionals with a clinical facility, each facility ranging in area from 400 square feet to 1,600 square feet and the majority of which are located near medical centers. Each facility is rented by Helix at competitive market rates for lease terms varying from two years to five years. Helix also provides all the technical equipment, computer equipment, office furniture, inventory and sundry supplies at each of the clinical facilities. In addition to the total of 128 facilities under the management of Helix, Helix also provides marketing support to another 12 clinics located in the Province of Québec and receives fees as a result of such affiliations.

      Every clinic under Helix’s management is staffed by qualified professional personnel and is equipped with state-of-the-art testing equipment allowing the trained personnel to perform complete hearing evaluations. At the date of circular, the testing equipment contained in each clinic meets specifications of the American National Standard Institute (ANSI) for soundproof booths, testing equipment, electro-acoustic analysis, hearing aids and assistive listening devices.

      The operational structure of Helix was designed to provide its management with the flexibility to accomplish Helix’s mission. Management of Helix have developed specific marketing, management, personnel training and inter-professional relations strategies. These individuals have adopted business management techniques for the very specialized and particular market of hearing services.

      All of the hearing care professionals working in clinics under Helix’s management are professionally trained and certified. Helix stays abreast of technological advancement by keeping its personnel up-to-date on recent developments and sending representatives to most European and North American conventions in order to acquire knowledge of new techniques and developments in the hearing care industry.

Competition

      Helix and HEARx effectively operate in the same competitive environment in the United States. See “HEARx Ltd. Business — Competition” for an overview of the U.S. hearing care industry.

      In Canada, the traditional hearing instrument distribution system is characterized by a multitude of small independent practices where associations are limited to two or three clinics. Most of these clinics have a size of 600 to 3,000 square feet and are located in medical centers, professional centers or in small shopping centers. These competitors include Sonus Corporation, which operates or manages approximately 106 hearing clinics in Alberta, British Columbia and the United States and has an affiliate relationship with another 394 clinics in the United States; ReSound through its newly acquired Beltone division which distributes hearing care products through a network of approximately 450 franchise dealers in the United States and Canada and a Bausche & Lombe franchise called Miracle Ear that operates 1,100 clinics in North America. These competitors could in some cases have far greater financial and other resources than Helix. There can be no assurance that one or more of these competitors will not seek to compete directly in the markets targeted by Helix, nor can there be any assurance that the largely fragmented hearing care market cannot be successfully consolidated by other companies or through the establishment of cooperatives, alliances, or other similar organizations.

Regulation

      The sale of hearing-aid devices in the province of Quebec is governed by the Hearing-Aid Acousticians Act (the “Acousticians Act”) which forbids the selling of hearing aids by persons other than hearing-aid acousticians. The Acousticians Act further provides that all persons qualified to practice the profession of hearing-aid acousticians in Quebec be a member of the “Ordre professionnel des audioprothésistes du Québec” or the “Ordre des audioprothésistes du Québec” which are governed by a professional code of conduct. The practice of the profession of hearing-aid acoustician includes every act the object of which is to sell, fit, adjust or replace a hearing aid.

      The Acousticians Act does not forbid, however, hearing-aid acousticians from having administrative support such as accounting and other clerical activities done by third parties. Furthermore, the Acousticians Act does not forbid hearing-aid acousticians from renting space from a business whose principal activity is real estate rental.

      The Quebec based hearing-aid acousticians partnership operating under the name Le Groupe Forget-Parent is a member of the “Ordre professionnel des audioprothésistes du Québec”. This partnership entered into management agreements with some of Helix’s subsidiaires in Quebec in order to outsource its administrative, supply and management activities. Helix and its Quebec subsidiaries provide these services pursuant to those agreements, and are not required to be members of the acousticians corporation.

      The sale of hearing aid devices is regulated at the federal level in the United States by the United States Food and Drug Administration, which has been granted broad authority to regulate the hearing care industry. Under federal law, hearing aids may only be sold to individuals who have first obtained a medical evaluation from a licensed physician, although a fully informed adult may waive a medical evaluation in certain instances. Regulations promulgated by the FDA also presently require that dispensers of hearing aids provide customers with certain warning statements and notices in connection with the sale of hearing aids and that such sales be made in compliance with certain labeling requirements.

      Most states in the United States and many provinces in Canada have established formal licensing procedures that require the certification of hearing care professionals and/or hearing aid dispensers. Although the extent of regulation varies by jurisdiction, almost all states and provinces engage in some degree of oversight of the industry. Helix operates its hearing clinics through its wholly owned subsidiaries in the U.S. and Canada. The subsidiary corporations employ licensed hearing care professionals who offer and perform hearing care services on behalf of Helix.

      In certain states in the United States, business corporations such as Helix may not be authorized to employ hearing care professionals and offer hearing care services. The laws and regulations governing the practice of hearing care are enforced by regulatory agencies with broad discretion. If Helix were found to be in violation of such laws and regulations in one or more states, the consequences could include the imposition of fines and penalties upon Helix and its hearing care professionals as well as the issuance of orders prohibiting Helix from operating its clinics under its present structure. In that event, among the solutions Helix might consider would be the restructuring of all or a portion of its operations in a manner similar to that used by certain medical and dental clinic networks. Under such a structure, professional corporations owned by licensed hearing care professionals would contract with Helix to perform professional services and Helix would contract with the professional corporations to provide management services.

      No assurance can be given that Helix’s activities will be found to be in compliance with laws and regulations governing the corporate practice of hearing care or, if its activities are not in compliance, that the operational structure of Helix can be modified to permit compliance. In addition, no assurance can be given that other states or provinces in which Helix presently operates will not enact prohibitions on the corporation practice of hearing care or that the regulatory framework of certain jurisdictions will not limit the ability of Helix to expand into such jurisdictions if Helix is unable to modify its operational structure to comply with such prohibitions or to conform with such regulatory framework. The laws and regulations governing the hearing care industry are rapidly evolving, unpredictable in their enforcement and often carry severe penalties. Additional laws and regulations may be adopted in the future at the federal, state, or province level that could have a material adverse effect on the business, financial condition, and results of operations of Helix.

      It is expected that a small percentage of the revenues of the hearing clinics to be operated by Helix will come from the U.S. Medicare and Medicaid programs as well as similar programs in various states. U.S. federal law prohibits the offer, payment, solicitation or receipt of any form of remuneration in return for, or in order to induce, (i) the referral of a Medicare or Medicaid patient, (ii) the furnishing or arranging for the furnishing of items or services reimbursable under Medicare or Medicaid programs or (iii) the purchase, lease or order of any item or service reimbursable under Medicare or Medicaid. Noncompliance with the federal or state anti-kick back legislation can result in exclusion from Medicare and Medicaid programs and civil and criminal penalties.

Product and Professional Liability; Product Returns

      In the ordinary course of its business, Helix may be subject to product and professional liability claims alleging the failure of, or adverse effects claimed to have been caused by, products sold or services provided by Helix. Helix maintains insurance against such claims at a level that Helix believes is adequate. A customer may return a hearing aid to Helix and obtain a full refund up to 30 days after the date of purchase. Some of Helix’s clinics offer a 60-day refund period. In general, Helix can return hearing aids returned by customers within 30 to 60 days to the manufacturer for a full refund. Helix maintains a reserve based on estimated returns to account for returns that cannot be passed through to the manufacturers and must be absorbed by Helix.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

      The following discussion and analysis should be read in conjunction with Helix Hearing Care of America Corp. consolidated financial statements and the accompanying notes that appear elsewhere in this joint proxy statement/prospectus. Helix’s consolidated financial statements have been prepared in accordance with Canadian GAAP. There are several differences between US GAAP and Canadian GAAP, some of which can yield material differences in the reported data. For the US GAAP reconciliation, see footnote 16 to the attached consolidated financial statements. All dollar amounts included in Helix’s Management’s Discussion and Analysis of Financial Condition and Results of Operations are expressed in Canadian dollars.

      Helix, through its primary operating subsidiaries, owns or manages 128 hearing healthcare clinics located in Massachusetts, Pennsylvania, New York, Ohio, Michigan, Wisconsin, Minnesota and Washington and also in the Provinces of Ontario and Quebec. Helix Hearing Care of America Corp., is currently one of the leading corporate-owned clinic, e-commerce and direct marketing companies in the North American hearing healthcare industry. Helix is currently positioning itself as a Hearing Benefit Management Company by investing its resources in an affiliated network division, a managed care division and an e-commerce and direct marketing division.

      On July 27, 2001, Helix signed a merger agreement in order to merge its operations with HEARx Ltd. based in West Palm Beach, Florida, having more than 80 corporate-owned centers and generating more than US$50 million in revenues. This combination would be the largest of its kind in North America, resulting in a combined network of more than 200 centers in the U.S. and Canada.

      The transaction will be completed by using an exchangeable share structure that permits for a tax free treatment for Helix’s Canadian shareholders. Pursuant to this transaction, Helix’s shares will be converted into HEARx’s shares with an exchange ratio of 1:0.3537. Helix’s shareholders would receive 14.61 million shares of HEARx’s shares. This transaction is subject to shareholder and regulatory approvals.

      In response to a slowdown in hearing aids sales, Helix’s management initiated and announced a rationalization program to reduce its expenses by $4.5 million, annually. The impact of these savings should be seen in the fourth quarter of 2001.

Results from Operations

For the Nine Months Ended August 31, 2001 Compared to the Nine Months Ended August 31, 2000

      For the first nine-month period ended August 31, 2001, revenues amounted to $36.0 million compared to $24.6 million for the same period last year, an increase of 47%. An important component of the growth in the first nine months of the period ended August 31, 2001, approximately $13.0 million, was directly attributed to the acquisitions completed in fiscal 2000. Although these acquisitions have been successfully integrated, their actual revenues were lower than expected by approximately $1.6 million in the nine-month period ended August 31, 2001. Revenue of Helix’s recent acquisition in Massachusetts was also affected during the integration period. On a comparable center basis (revenue from centers in operation for the first nine months in 2000 and 2001), net revenue for the nine month ended 2001 decreased approximately $800,000 or 3%. The shortfall in revenue is mainly attributed to the unusual severity of this year’s Winter months in the most northern regions of operations in the U.S. and Canada and the slowdown of the U.S. economy.

      For the first nine months of fiscal 2001, operating expenses increased by 67% from $22.6 million (or 92% of revenues) to $37.7 million (or 105% of revenues). The decrease of Helix’s profitability was mainly attributed to the shortfall in revenue, higher marketing costs across all of its U.S. clinics and operating loss for its new e-commerce and affiliated network division. These additional costs had an impact on Helix’s operating expenses of $1.7 million for the nine-month period ended August 31, 2001. Corporate expenses, included in operating expenses, amounted to $3.7 million (or 10.3% of revenues) for the first nine-month period of fiscal 2001 compared to $2.0 million (or 8% of revenues) last year. This increase in corporate expenses is attributed to additional indirect costs resulting from the negotiations with HEARx and Siemens as well as significant investments in the branding program of the name HEAR USA during the second quarter of 2001.

      Depreciation and amortization increased for the first nine-month period, from $1.1 million to $1.6 million. Interests charges increased for the first nine-month period, from $941,000 in 2000 to $1.6 million in 2001. Interest charges increased as a result of the new long-term debts contracted or assumed as part of the acquisitions made in 2000.

      Goodwill charges increased for the first nine-month period of fiscal 2001, from $332,000 to $1.3 million. This increase in goodwill charges results from the numerous acquisitions made in 2000.

Year Ended November 30, 2000 Compared to Year Ended November 30, 1999

      Revenues increased from $24.8 million in 1999 to $36.0 million in 2000, an increase of 45.1%. This growth stemmed mainly from the acquisition of 42 clinics during the year. At November 30, 2000, Helix-managed clinics were generating approximately $50 million in revenues on an annualized basis.

      Operating expenses, including corporate expenses, in 2000 totaled $33.6 million (or 93.4% of revenue), against $24.0 million (or 96.8% of revenues) in 1999. This improvement in Helix’s profitability in fiscal 2000 results from a better leverage of the corporate structure that stood at $2.9 million (or 8.2% of revenues) in 2000, compared with $2.7 million (or 10.9% of revenues) in 1999.

      Depreciation and amortization expenses remained stable at $1.6 million in 2000, compared with $1.5 million in 1999. Interest expenses totaled $1.4 million in 2000, compared with $1.3 million in 1999.

      During the first quarter of 2001, Helix closed eight clinics. Four were located in Indiana, two in Missouri and two in Pennsylvania. Helix took this decision into consideration in its 2000 financial statements by providing for a write-off of goodwill of $1.1 million, before taxes. As a result, goodwill charges totaled $1.3 million after taxes in 2000, compared with $1.4 million in 1999.

Year Ended November 30, 1999 Compared to Year Ended November 30, 1998

      Revenues increased from $14.3 million in 1998 to $24.8 million in 1999, an increase of 73.4%. This growth stemmed mainly from the acquisition of 25 clinics during the year, five of which were merged with existing facilities.

      Operating expenses in 1999 totaled $24.0 million (or 96.8% of revenues), as against $12.1 million (or 84.9% of revenues) in 1998, an increase of 98%. This reduction in profitability was mainly due to Helix’s rapid growth in the fourth quarter of 1998 and first quarter of 1999, during which some 40 clinics were acquired. The long period of integration of these new acquired clinics had delayed the full benefits of operational synergies. In addition to the lack of operational synergies during the integration period, corporate structure of Helix grew considerably, reaching $2.7 million (or 10.8% of revenues) in 1999 as compared with $1.1 million (or 7.7% of revenues) in 1998. As part of a move to centralize overall clinic administration, the accounting and information technology departments were nearly tripled in size.

      Depreciation and amortization expenses climbed from $434,000 in 1998 to $1.5 million in 1999, due to major investments in fixed assets and deferred charges attributable to newly acquired clinics. Interest expenses jumped from $285,000 in 1998 to $1.3 million in 1999, due to the issuing of convertible debentures of US$2 million in late 1998 and US$3 million in December 1998, totaling US$5.0 million and bearing interest at a rate of 13%.

      During fiscal 1999, Helix changed the amortization period of goodwill based on a reassessment of useful life. This change of estimate, which was accounted for prospectively, and partial write-off of goodwill gave rise to a non-recurring expense of $2 million, before taxes. As a result, goodwill charges totaled $1.4 million after taxes in 1999, up from $166,000 for 1998.

Liquidity and Capital Resources

      Cash flow used in operations for the nine-month period ended August 31, 2001 was $2.5 million compared to $384,000 for the nine-month period ended August 31, 2000. This reduction in cash flow from operations is attributed to the decrease in Helix’s profitability as well as an increase in corporate expenses as well as interest charges.

      Acquisition of capital assets amounted to $800,000 in the nine-month period ended August 31, 2001. Part of these investments relates to the development of Helix’s web-based management information system, the continuous up-grade of its computer float and the construction of its new call center. This new call center is intended to support Helix’s e-commerce and direct marketing initiative as well as the development of its affiliated network. Capital assets stood at $5.3 million as at August 31, 2001.

      Additions to other assets amounted to $809,000 in the nine-month period ended August 31, 2001. These additions are mainly related to professional costs incurred for the contemplated merger with HEARx Ltd. for approximately $570,000. Other assets stood at $32.9 million as at August 31, 2001.

      On June 22, 2001, Helix issued 2.6 million of common shares at $1.30 for total cash consideration of $3.4 million. In addition, a debt financing of $5.1 million, which bears interest at prime plus 1%, with a five year term, was arranged with a U.S. institution. Also, Helix did repayment of long-term debts of $4.7 million for the nine-month period ended August 31, 2001. Net cash flow provided by financing activities was $3.8 million for the nine-month period ended August 31, 2001. Long-term liabilities went from $18.1 million as at November 30, 2000 to $19.4 million as at August 31, 2001.

      As a result of all of the above, cash on hand went from $2.6 million at the end of November 2000 to $2.3 million as of August 31, 2001.

      Net cash provided by operating activities in the year ended November 30, 2000 was $1,421,000. Net cash used in operating activities in the years ended November 30, 1999 and 1998 was $726,000 and $530,000 respectively. Cash from earnings for the years ended November 30, 2000 and 1998 were $1,021,000 and $1,716,000, respectively. For the year ended November 30, 1999, Helix’s operations required funds of $491,000.

      Net cash provided by financing activities for the years ended November 30, 2000, 1999 and 1998 was $5,414,000, $10,881,000 and $5,850,000, respectively. Financing activities in 2000 consisted mainly of two private placements totaling $5.3 million. Helix’s principal financing activities in 1999 and 1998 included the issuances of convertible debentures for $4.6 million and $4.1 million and the issuance of common shares of $8.1 million and $0.6 million, respectively.

      Net cash used in investing activities for the years ended November 30, 2000, 1999 and 1998 was $9,170,000, $5,859,000 and $5,090,000, respectively. Investing activities in 2000, 1999 and 1998 included $7.4 million for business acquisitions and $1.3 million for capital expenditures, $3.3 million for business acquisitions and $0.8 million for capital expenditures, respectively.

      As at August 31, 2001, working capital was $2.1 million (or a current ratio of 1.19:1) compared to $2.5 million (or a current ratio of 1.2:1) as at November 30, 2000.

      As a result of the implementation of Helix’s rationalization program announced in November 2001, Helix expects its operating expenses to be reduced by approximately $4.5 million annually. Helix believes that with the implementation of the additional cost savings initiatives included in the rationalization program, its cash on hand, funds generated from operations and credit terms available from suppliers will be sufficient to support its operational needs through November 2002. There can be no assurance that unexpected slowdown in hearing aids sales or capital needs will not arise for which the liquidity available may be insufficient.

      Helix periodically evaluates various equity and debt financing options. Helix has no commitments for additional financing and is unsure of its ability to obtain additional financing at the times required and on terms and conditions acceptable to it other than financing available through the arrangement.

Quantitative and Qualitative Disclosure About Market Risk

     Interest rate risk

      Helix has variable-rate long-term debt subject to market-risk arising from changes in interest rates. Sensitivity analysis is one technique Helix uses to measure the impact of changes in interest rates on the value of market-risk sensitive financial instruments. A hypothetical 10% movement in interest rates would not have material impact on Helix’s future earnings or cash flows.

     Foreign currency exchange rates risk

      Helix conducts business in Canada and the United States. Helix generates approximately 68% of its revenue from US and reports its financial statements in Canadian dollars. Foreign currency exchange risk resulting from sales in the US are partially offset by operating expenses incurred by US subsidiaries which are denominated in US dollars. To date, the effect of changes in foreign currency exchange rates on Helix’s financial position and operating results have not been material. Hypothetical 10% movement in the value of the Canadian Dollar against the US Dollar in either direction would not have a material impact. Helix does not currently use financial instruments to hedge foreign currency risks.

Changes In, and Disagreement with, Accountants on Accounting and Financial Disclosure

      On April 1, 1999, Helix dismissed Demers Beaulne & Associés, as its auditors. Neither of the reports of Demers Beaulne & Associés, on the financial statements for the years ended November 30, 1997 and November 30, 1998 contained an adverse opinion or disclaimer of opinion or were qualified or modified as to uncertainty, audit scope or accounting principles. The dismissal of Demers Beaulne & Associés, was recommended and approved by the Audit Committee of the board of directors of Helix.

      During the fiscal year ended November 30, 1998 and through April 1, 1999, there were no disagreements with Demers Beaulne & Associés on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which disagreements, if not resolved to the satisfaction of Demers Beaulne & Associés, would have caused Demers Beaulne & Associés to make reference to the subject matter of the disagreement(s) in their reports on the consolidated financial statements for such years. During 1997 and 1998 and through the period from November 30, 1998, to April 1, 1999 there have been no reportable events (as defined in Regulation S-K Item 304(a)(1)(v) and National Policy No 31 of the Canadian Securities Administrators).

      Helix provided Demers Beaulne & Associés with a copy of the disclosure it made in response to National Policy No 31 of the Canadian Securities Administrators. Helix requested Demers Beaulne & Associés, to furnish, and Demers Beaulne & Associés, furnished to Helix, a letter addressed to the Alberta Securities Commission and the Commission des Valeurs Mobilière du Québec stating that it agreed with the statements made by Helix.

      On April 1, 1999, Helix engaged Deloitte & Touche, LLP as its new independent accountants. Through April 1, 1999 neither Helix nor anyone on its behalf consulted Deloitte & Touche, LLP, regarding the application of accounting principles to any transaction, either completed or proposed, or the type of audit opinion that might be rendered by Deloitte & Touche, LLP, on Helix’s consolidated financial statements.

Legal Proceedings

      Other than as disclosed below, Helix is not aware of any material existing or pending legal proceeding against it. Helix is party to arbitration proceedings in respect of the recent dismissal of one of its officers. Helix is aggressively defending these arbitration proceedings.

Principal Stockholders of Helix

      The following table sets forth, as of February 7, 2002, the names of all persons known by Helix to beneficially own directly or indirectly, or exercise control or direction over more than five percent of the Helix common stock. On February 7, 2002, there were 46,161,190 shares of common stock issued and outstanding.

		Amount and Nature
	Name and Address of	Of Beneficial		Percent of
Title of Class	Beneficial Owner	Ownership		Class

Common Stock	3319725 Canada, Inc.	10,350,000	(1)	22.42%
	7100 Jean-Talon East
	Suite 610
	Montreal, Québec
	Canada, H1M 353
Common Stock	Les Partenaires de Montreal, s.e.c.	4,500,000	(2)	9.69%
	1980 Rene-Levesque West
	Montreal, Québec,
	Canada, H3H 1R6
Common Stock	Michel Labadie	6,625,000	(3)	14.24%
	90 Beaubien West
	Montreal, Québec
	Canada, H2S 1V6
Common Stock	Steve Forget	11,379,464	(4)	24.43%
	1183 Tecumseh
	Dollard-Des-Ormeaux, Québec
	Canada, H9B 2Z4
Common Stock	Duval Holdings, Inc.	3,200,000	(5)	6.93%
	7702 E. Doubletree Ranch Rd
	Suite 300
	Scottsdale, AZ, USA, 85258
Common Stock	Richard Doucet	11,014,964	(6)	23.77%
	1589, Du Chevrotin
	Longueuil, Québec
	Canada, J4N 1N5
Common Stock	Luc Parent	10,838,500	(7)	23.48%
	811 Dolbeau
	Longueuil, Québec
	Canada, J4J 5J3
Common Stock	Martin Cousineau	10,905,896	(8)	23.46%
	50 De Cheverny
	Blainville, Québec
	Canada, J7B 1M8
Common Stock	HEARx Ltd.	4,853,932		10.52%
	1250 Northpoint Parkway
	West Palm Beach, FL 33407

(1)	3319725 Canada Inc. is a holding company whose shares are held by Steve Forget, Martin Cousineau, Richard Doucet and Luc Parent through individual holding companies of which they are the controlling shareholders.

(2)	Includes 300,000 shares of common stock subject to options which are currently exercisable (or exercisable within 60 days).

(3)	Includes 4,200,000 Common Shares and 300,000 shares of common stock subject to options which are currently exercisable (or exercisable within 60 days)held by Les Partenaires de Montréal s.e.c. Michel Labadie is a director of Les Partenaires de Montréal Inc., general partner for Les Partenaires de

Montréal, s.e.c. Also includes 2,075,000 Common Shares held by Gestion Fremican Inc. Michel Labadie is a shareholder and director of Gestion Fremican, Inc. Also includes 50,000 shares of common stock issuable to Michel Labadie upon the exercise of options, all of which are currently exercisable.

(4)	Does not include the 513,250 Common Shares held by the spouse of Steve Forget, but includes 10,350,000 shares held through 3319725 Canada Inc. for which Mr. Forget shares voting and investment power with Richard Doucet, Luc Parent, and Martin Cousineau. Mr. Forget, through Gestion Stefor Inc., is one of the controlling shareholders and a director of 3319725 Canada Inc. Also includes 421,000 shares of common stock subject to options which are currently exercisable (or exercisable within 60 days).

(5)	To the knowledge of Helix, Duval Holdings, Inc. is a privately held company controlled by Duke Rodriguez, a former officer of Helix. 1,600,000 of the shares shown in the table are subject to a performance escrow agreement.

(6)	Does not include the 176,000 Common Shares held by the spouse of Richard Doucet, but includes 10,350,000 shares held through 3319725 Canada Inc. for which Mr. Doucet shares voting and investment power with Steve Forget, Martin Cousineau and Luc Parent. Mr. Doucet, through 3242692 Canada Inc., is one of the controlling shareholders and director of 3319725 Canada Inc. Also includes 172,900 shares of common stock subject to options which are currently exercisable (or exercisable within 60 days).

(7)	Includes 10,350,000 shares held through 3319725 Canada Inc. for which Mr. Parent shares voting and investment power with Steve Forget, Richard Doucet and Martin Cousineau. Mr. Parent, through 3242684 Canada Inc., is one of the controlling shareholders and director of 3319725 Canada Inc.

(8)	Does not include the 161,168 Common Shares held by the spouse of Martin Cousineau, but includes 10,350,000 shares held through 3319725 Canada Inc. for which Mr. Cousineau shares voting and investment power with Steve Forget, Richard Doucet and Luc Parent. Mr. Cousineau, through 3242706 Canada Inc., is one of the controlling shareholders and director of 3319725 Canada Inc. Also includes 332,500 shares of common stock subject to options which are currently exercisable (or exercisable within 60 days).

      As of February 7, 2002, there were approximately 87 record holders of Helix common stock.

Security Ownership of Management

      The following table sets forth, as of February 7, 2002, the number of shares of Helix common stock beneficially owned directly or indirectly, or over which control or direction is exercised by each director, each Named Executive Officer and all directors and executive officers as a group.

		Amount and Nature
		of		Percent of
Title of Class	Name	Beneficial Ownership		Class

Common Stock	Steve Forget	11,379,464	(1)	24.43%
Common Stock	Martin Cousineau	10,905,896	(2)	23.46%
Common Stock	Marc DeSerres	50,000	(3)	*
Common Stock	Michel Labadie	6,625,000	(4)	14.24%
Common Stock	Mark Wayne	350,000	(5)	*
Common Stock	Yvon Arseneault	150,000	(6)	*
Common Stock	Robert W. Garnett	60,000	(7)	*
Common Stock	Richard Doucet	11,014,964	(8)	23.77%
Common Stock	Gino Chouinard	171,900	(9)	*
Common Stock	François Tellier	182,800	(10)	*
Common Stock	Marshall Rosner	109,590	(11)	*
Common Stock	All directors and executive officers as a group (11 persons)	20,299,614	(12)	42.20%

(1)	Does not include the 513,250 Common Shares held by the spouse of Steve Forget, but includes 10,350,000 shares held through 3319725 Canada Inc. for which Mr. Forget shares voting and investment power with Richard Doucet, Luc Parent, and Martin Cousineau. Mr. Forget, through Gestion Stefor Inc., is one of the controlling shareholders and a director of 3319725 Canada Inc. Also includes 421,000 shares of common stock subject to options which are currently exercisable (or exercisable within 60 days).

(2)	Does not include the 161,168 Common Shares held by the spouse of Martin Cousineau, but includes 10,350,000 shares held through 3319725 Canada Inc. for which Mr. Cousineau shares voting and investment power with Steve Forget, Richard Doucet and Luc Parent. Mr. Cousineau, through 3242706 Canada Inc., is one of the controlling shareholders and director of 3319725 Canada Inc. Also includes 332,500 shares of common stock subject to options which are currently exercisable (or exercisable within 60 days).

(3)	Represents 50,000 shares of common stock issuable upon the exercise of options, all of which are currently exercisable.

(4)	Includes 4,200,000 Common Shares and 300,000 shares of common stock subject to options which are currently exercisable (or exercisable within 60 days) held by Les Partenaires de Montréal, s.e.c. Michel Labadie is a director of Les Partenaires de Montréal Inc., general partner for Les Partenaires de Montréal, s.e.c. Also includes 2,075,000 Common Shares held by Gestion Fremican Inc. Michel Labadie is a shareholder and director of Gestion Fremican, Inc. Also includes 50,000 shares of common stock issuable to Michel Labadie upon the exercise of options, all of which are currently exercisable.

(5)	Includes 100,000 shares of common stock issuable upon the exercise of options, which are currently exercisable (or exercisable within 60 days).

(6)	Includes 100,000 shares of common stock issuable upon the exercise of options, which are currently exercisable (or exercisable within 60 days).

(7)	Includes 50,000 shares of common stock issuable upon the exercise of options, which are currently exercisable (or exercisable within 60 days).

(8)	Does not include the 176,000 Common Shares held by the spouse of Richard Doucet, but includes 10,350,000 shares held through 3319725 Canada Inc. for which Mr. Doucet shares voting and investment power with Steve Forget, Martin Cousineau and Luc Parent. Mr. Doucet, through 3242692 Canada Inc., is one of the controlling shareholders and director of 3319725 Canada Inc. Also includes 172,900 shares of common stock subject to options which are currently exercisable (or exercisable within 60 days).

(9)	Includes 160,900 shares of common stock issuable upon the exercise of options, which are currently exercisable (or exercisable within 60 days).

(10)	Includes 144,100 shares of common stock issuable upon the exercise of options, which are currently exercisable (or exercisable within 60 days).

(11)	Includes 57,590 shares of common stock issuable upon the exercise of options, which are currently exercisable (or exercisable within 60 days).

(12)	Includes 1,938,990 shares of common stock issuable upon the exercise of options, which are currently exercisable (or exercisable within 60 days). The shares held by 3319725 Canada Inc. with respect to which Messrs. Forget, Cousineau and Doucet are beneficial owners are only counted once.

   *  Named individuals percent of class is less than one percent.

Directors and Executive Officers of Helix

      The names, ages, positions and places of residence of the directors and executive officers of Helix are as follows:

Name	Age	Position	Residence

Steve Forget	38	Chief Executive Officer, President and Director	Dollard des Ormeaux, Québec
Martin Cousineau	36	Chief Operating Officer, Vice-President and Director	Blainville, Québec
Marc DeSerres	48	Director	Westmount, Québec
Michel Labadie	48	Director	Outremont, Québec
Mark Wayne	45	Director	Calgary, Alberta
Yvon Arseneault	49	Director	Repentigny, Québec
Robert W. Garnett	52	Director	Richmond, B.C.
Richard Doucet	40	Vice-President Supply	Longueuil, Québec
Gino Chouinard	34	Chief Financial Officer	Sainte-Julie, Québec
Francois Tellier	40	General Counsel	Terrebonne, Québec
Marshall Rosner	46	Vice-President Marketing	Edina, MN

      Steve Forget, age 38. Steve Forget is the President and a Director of Helix Hearing Care of America Corp. since its inception in 1996. Mr. Forget received a diploma in health sciences from Marie-Victorin College in 1982 and obtained an Audioprosthesist Diploma from Rosemont College in 1985. He is a certified audioprosthesist from l’ordre des audioprothésistes du Québec. Mr. Forget has 15 years of experience in the hearing health industry as an Audioprosthesist and is currently the President and a Director of Helix Hearing Care of America Ltd., a wholly-owned subsidiary of the Company. He has worked as a consultant for different health related products for homologation purposes with the health ministry in the Province of Québec and is a Fellow of the American Academy of Audiology. Mr. Forget has managed the professional partnership with the other three founders of Helix, namely Martin Cousineau, Richard Doucet and Luc Parent, and has also been involved in real estate and aviation businesses. Mr. Forget has recently joined the Medical Advisory Board of Songbird Medical, the manufacturer of the first disposable hearing aid device.

      Martin Cousineau, age 36. Mr. Cousineau is a Vice-President and a Director of Helix who obtained his Audioprosthesist Diploma from the Rosemont College in 1986. Shortly thereafter he undertook additional post-college education in Human Resources Management and Business Administration from Laval University and Québec University in Trois-Rivières. Since starting in the private hearing aid consulting practice in 1986, Mr. Cousineau has been an Associate of Cousineau, Doucet & Parent, Audioprosthesists (1989-1992) and co-founded Le Group Forget-Parent in 1992 where he practiced until November 1996 when it was reorganized to form Helix Hearing Care of America Ltd. In addition to serving as an Audioprosthesist, Vice President and a Director of Helix, Mr. Cousineau presently maintains professional associations with Ordre des Audioprothésistes du Québec, Association Professionnelle des Audioprothésistes du Québec and Chambre de Commerce de St. Georges and from 1990 to 1992 he served as Audioprosthesist of the team Projet Otite et Auditon of Québec Great North. From 1995 to 1996, he was an active member of the Québec Interprofessional Inspection Council and acted as President of the Professional Inspection Committee from 1991 through 1996. In 1994 he contributed to the development of Audio Software, the new office management computer program used by the Company. He is also the coauthor of the book Précis Synthétisé d’Audioprothèse.

      Marc DeSerres, age 48. Mr. DeSerres is an active member of several Boards of Directors, and is currently sitting on the Board of Directors of the Musée d’Art Contemporain, as well as on the Board of Album DF Inc., the most important picture album manufacturer in Canada. Mr. DeSerres is currently President of Omer DeSerres Inc., a retail business operating in the field of art materials and lettering. Omer DeSerres Inc. is a family business in existence since 1908 and was bought by Mr. Marc DeSerres in 1980. The Company has witnessed a strong growth mostly through the acquisition of competitors, and with its 20 branches across

Canada operated under the banners Omer DeSerres and Loomis & Toles, is the largest chain of art materials in Canada.

      Michel Labadie, age 48. B.Sc., M.Sc., MBA. Mr. Labadie is a Director of Helix Hearing Care of America Corp. He currently is President and Chief Executive Officer of Les Pros de la Photo (Quebec) Inc., the largest photo finishing company in Canada, and has been since 1992. He has also spent several years working as the head of the Venture Capital, Portfolio Management and Mergers and Acquisition Departments of a major financial institution. He currently serves as a director for several public and private companies.

      Mark Wayne, age 45. LL.B., C.F.A. Mr. Wayne has been a Director of Helix Hearing Care of America Corp. since its inception. Mr. Wayne is a lawyer and a Chartered Financial Analyst. He practiced law from 1980 to 1987 with a major Calgary law firm, specializing in the fields of corporate and securities law. In 1987 he founded AltaFund Investment Corp. (“AltaFund”), a public investment company. He served as President of AltaFund until April 1991 when AltaFund was converted into a mutual fund and management was assumed by an independent fund manager. Mr. Wayne served as Vice President, Western Canada for Altamira Financial Services Ltd. from 1991 until 1998. After spending two years as an independent corporate finance consultant, Mr. Wayne then became Chief Executive Officer of Lightyear Capital Inc. in December, 2000. Lightyear is an independent registered investment dealer.

      Yvon Arseneault, age 49. C.A. Mr. Arseneault is a Director of Helix Hearing Care of America Corp. and has been a Chartered Accountant since 1977. He is currently Financial Vice-President of Jalon Simplex, an equipment leasing company he has worked with since 1989. From 1987 to 1989 Mr. Arseneault served as Financial Vice-President, Groupe Plastique Moderne Inc., a public company operating in the plastics industry. From 1976 to 1987, Mr. Arseneault served as auditor for the accounting firm of Samson Bélair. Mr. Arseneault has expertise in financial consulting, administration, auditing, corporate mergers, public financings and negotiations for acquisitions. Mr. Arseneault is currently a member of various committees of the Professional Order of Chartered Accountants of Québec, and a member of the Chamber of Commerce for the East of Montreal.

      Robert W. Garnett, age 52. Mr. Garnett is Senior Vice-President and Manager, Central Division of Family Golf Centers, Inc. (operation and management of golf centers) since 1998. Previously, he was President and Chief Executive Officer of Eaglequest Golf Centers, Inc. (operation and management of golf centers), Director of Investor Relations of Insurance Auto Auctions Inc. (an automotive salvage and claim processing services company), and Vice-President and Chief Financial Officer of The Loewen Group Inc. (a funeral homes company).

      Richard Doucet, age 40. Mr. Doucet is the Secretary and a Director of Helix Hearing Care of America Corp. who is a qualified Audioprosthesist with ten years of experience in the hearing health market. He received his Audioprosthesist Diploma from Rosemont College in 1986. Previously, he received a diploma in Business Management with a Marketing option from the Trois-Riviéres College. Since commencing his career as an Audioprosthesist in 1986, Mr. Doucet has been an Associate of Doucet & Parent, Audioprosthesists (1987 to 1992), an Associate of Cousineau, Doucet & Parent, Audioprosthesists (1988 to 1992), an Associate of Le Groupe Forget-Parent (1992 to 1996) and currently serves as an Audioprosthesist, Secretary and a Director of Helix Hearing Care of America Ltd. In addition to his activities within Helix, Mr. Doucet is the President of Comité d’Admission de l’Ordre Professionnel, des Audioprothésistes du Québec, an Administrator of Comité d’Équivalence de l’Ordre des Audioprothésistes du Québec and maintains professional associations with l’Ordre des Audioprothésistes du Québec and l’Association des Audioprothesistes du Québec. Mr. Doucet is also the co-author of “Précis Synthétisé d’Audioprothèse”.

      Gino Chouinard, age 34. Mr. Chouinard is the Chief Financial Officer of Helix and has been since November 1999. He is a Chartered Accountant who previously worked for Ernst & Young LLP, an international accounting firm, as Manager from 1996 to 1999 and as Senior Accountant from 1994 to 1996. He has obtained a Certificate in Business Law from the University of Montreal in 1997.

      François Tellier, age 40. Mr. Tellier is the Corporate Secretary and General Counsel of Helix and has worked full time with the Helix since January 1997. Before that date he acted as a consultant to Helix. From

1984 to 1996, he practiced law as a Notary and Title Attorney in private practice and was a member of the Chambre des notaires du Québec. He has obtained a Bachelors degree in Law School from the University of Montreal in 1983 and his Notarial Degree (equivalent to the Bar in the Quebec jurisdiction) in 1984.

      Marshall Rosner, age 46. Graduated from University of North Dakota in 1978 with Bachelor of Arts in Speech and Language Pathology. Completed Master’s degree in Audiology from University of Nebraska in 1980. Worked as clinical Audiologist with Canadian Hearing Society until 1985. Joined the Danish hearing instrument manufacturer GN Danavox in 1985 as national sales manager. Stayed with the Danish company until 1994 holding various management level positions including General Manager of Madsen Electronics a diagnostic instrumentation company owned by GN Danavox. In 1995 joined 3M’s Hearing Health project responsible for Government and VA contracts and sales. Joined Helix Hearing Care in 1997 as Director of Corporate Development responsible for mergers and acquisitions. Currently holds position, Vice President of Marketing.

     Executive Compensation

      The Directors of Helix received compensation of $250 for each meeting they attended either by telephone or in person in the year 2000. The Directors received an amount of $500 for each such meeting where they were present in the year 2001, as well as a $5,000 annual retainer.

      The following table sets forth the remuneration earned by the President and Chief Executive Officer of Helix and five other executive officers of Helix (collectively, the “Named Executive Officers”) for services rendered in all capacities during the financial years ended November 30, 2001, 2000 and 1999.

Summary Compensation Table

	Annual Compensation

Name and Principal		Salary	Bonus	Options
Position	Year	CDN($)	CDN($)	(#)

Steve Forget,	2001	$130,000	0	143,000
President and Chief	2000	100,000	0	0
Executive Officer	1999	75,000	0	0

Martin Cousineau,	2001	$125,000	0	137,500
Vice-President and	2000	95,000	0	0
Chief Operating Officer	1999	75,000	0	0

Richard Doucet,	2001	$87,000	0	60,900
Vice-president	2000	83,000	0	0
	1999	75,000	0	0

Gino Chouinard,	2001	$87,000	0	60,900
Vice-president and	2000	83,000	0	0
Chief Financial Officer	1999	6,667	0	150,000

François Tellier,	2001	$63,000	0	44,100
General Counsel	2000	63,000	0	0
	1999	55,000	0	100,000

Marshall Rosner,	2001	$103,831	0	26,000
Vice-President Marketing	2000	102,388	0	31,590
	1999	102,388	0	0

     Employment Agreements

      Helix has not entered into any employment contract with the aforementioned executive officers and does not have any compensatory plan or arrangement with any of them which could result in payments being made in case of resignation, retirement or any other termination of employment by any of the executive officers or from a change of control.

     Options Granted During Last Fiscal Year

      The following table sets forth information concerning the grant of options under the Helix stock option plan during the financial year ended November 30, 2001 to the Named Executive Officers.

					Potential
					Realizable Value
		% of Total			at Assumed
		Options			Annual Rates of
		Granted to			Stock Price
		Employees			Appreciation For
		in			Option Term
	Options	Financial			5% (CDN$) /
Name	Granted	Year	Exercise Price	Expiration Date	10% (CDN$)

	(#)		(CDN$)
Steve Forget	143,000	8.99%	1.40	December 14, 2003	$31,600/$66,300
Martin Cousineau	137,500	8.64%	1.40	December 14, 2003	$30,300/$63,700
Richard Doucet	60,900	3.83%	1.40	December 14, 2003	$13,400/$28,200
Gino Chouinard	60,900	3.83%	1.40	December 14, 2003	$13,400/$28,200
François Tellier	44,100	2.77%	1.40	December 14, 2003	$9,700/$20,400
Marshall Rosner	26,000	1.63%	1.40	December 14, 2002	$3,700/$7,600

     Options Exercises in Last Fiscal Year and Aggregated Fiscal Year End Option Values

      The following table sets forth information concerning the exercise of options by Named Executive Officers during the financial year ended November 30, 2001.

					Value of Unexercised
					In-the-Money
	Securities		Unexercised Options at		Options at Financial
	Acquired on	Value	Financial Year-End		Year-End
	Exercise	Realised

	(#)	(CDN$)	(#)		CDN($)
			Exercisable	Unexercisable	Exercisable	Unexercisable

Steve Forget	117,000	46,800	421,000	0	0	0
Martin Cousineau	117,000	140,400	332,500	0	0	0
Richard Doucet	117,000	92,430	172,900	0	0	0
Gino Chouinard	0	0	160,900	50,000	0	0
François Tellier	0	0	144,100	0	0	0
Marshall Rosner	0	0	57,590	0	0	0

     Certain Relationships and Related Transactions

      Helix has entered into a Financial Services Consulting Agreement with Les Partenaires de Montréal Conseils, Inc. dated December 15, 2000. Pursuant to this agreement, the sum of CDN$20,000 is payable on a quarterly basis to Les Partenaires de Montréal Conseils, Inc. by Helix, such payments ending December 15, 2005. Also under this agreement, on June 1, 2001, Helix granted to Les Partenaires de Montréal, s.e.c., options to purchase 300,000 common shares at an exercise price of $1.45 per share for an exercise period ending December 15, 2005. The options are all outstanding as at the date of this filing. Les Partenaires de Montréal, s.e.c., having offices located at 1980 René-Lévesque West, in Montreal, Québec is a major shareholder of Les Partenaires de Montréal Conseils, Inc. and a principal shareholder of Helix.

      Three subsidiaries of Helix have respectively renewed, on December 1, 2000, their management agreements with Cousineau, Doucet, Parent et Forget, audioprothésistes, s.e.n.c. (the “Partnership”), having offices located at 44 Côte du Palais, in the City of Québec, Québec. Such agreements provide that fees are payable to Helix, through its subsidiaries, each time services are provided to the Partnership. It is estimated that said management agreements will generate yearly aggregate revenues of approximately CDN $6,400,000 for Helix, through its subsidiaries. Three of the partners in said partnership are also executive officers of Helix, namely Steve Forget, Martin Cousineau and Richard Doucet.

MATERIAL CONTRACTS BETWEEN HEARx AND HELIX

      On November 16, 2001, HEARx loaned Helix $700,000 for use by Helix as part of the $3.5 million acquisition of substantially all of the capital stock of Auxiliary Health Benefits Corporation, a Colorado corporation doing business as National Ear Care Plan (NECP). See “Helix Hearing Care of America Corp. — NECP Transaction.” On January 10, 2002, HEARx loaned Helix an additional $2 million to complete the NECP transaction. On January 14, 2002, HEARx and Helix entered into a Subscription Agreement pursuant to which HEARx purchased 4,853,932 common shares of Helix for an aggregate purchase price of $2.7 million. The purchase price was paid by converting the $2.7 million in loans to Helix into an equity contribution. The additional $2 million dollars paid to Helix by HEARx was used by Helix to complete the NECP transaction. HEARx obtained the $2.7 million to purchase the Helix common shares by taking an advance under its credit facility with Siemens. See “HEARx Ltd. — Siemens Transaction.” Upon consummation of the purchase of the 4,853,932 Helix common shares, HEARx became a greater than 10% owner of Helix common shares. See “Helix Hearing Care of America Corp. — Principal Stockholders of Helix.”

PROPOSED MANAGEMENT OF HEARx AFTER THE ARRANGEMENT

Directors and Executive Officers after the Arrangement

      Following the arrangement, it is contemplated that the following individuals will serve HEARx in the capacities set forth below:

Name	Age	Position

Paul A. Brown	63	Chairman and Director
Stephen J. Hansbrough	54	Chief Executive Officer and Director
Steve Forget	38	President, Director and Vice-Chairman
James Peklenk	56	Co-Chief Financial Officer
Gino Chouinard	34	Co-Chief Financial Officer
Donna Taylor	44	Division Chief Operating Officer
Martin Cousineau	36	Division Chief Operating Officer and Director
Thomas W. Archibald	63	Director
Joseph L. Gitterman III	64	Director
David J. McLachlan	62	Director
Michel Labadie	48	Director
Mark Wayne	45	Director

      Until the closing of the arrangement, if any of the proposed directors listed above is unable to serve, or refuses to serve, his replacement will be nominated by:

•	the other directors from HEARx, if the director in question is from HEARx; and

•	the other directors from Helix, if the director in question is from Helix.

      The following is biographical information on each of the above persons.

      Paul A. Brown, M.D., age 63. Paul A. Brown, M.D., holds an A.B. from Harvard College and an M.D. from Tufts University School of Medicine. Dr. Brown founded HEARx in 1986 and has served as Chairman of the Board and Chief Executive Officer since that time. From 1970 to 1984, Dr. Brown was Chairman of the Board of MetPath Inc., a New Jersey-based corporation offering a full range of clinical laboratory services to physicians and hospitals, which he founded in 1967 while a resident in pathology at Columbia Presbyterian Medical Center in New York City. MetPath developed into the largest clinical lab in the world with over 3,000 employees and was listed on the American Stock Exchange prior to being sold to Corning in 1982 for $140 million. Dr. Brown was formerly a Chairman of the Board of Overseers of Tufts University School of Medicine, an emeritus member of the Board of Trustees of Tufts University, a member of the Visiting Committee of the Boston University School of Medicine and a part-time lecturer in pathology at Columbia University of Physicians and Surgeons.

      Stephen J. Hansbrough, age 54. Stephen J. Hansbrough, President and Chief Operating Officer, was formerly the Senior Vice President of the Dart Drug Corporation and was instrumental in starting their affiliated group of companies (Crown Books and Trak Auto). These companies along with the Dart Drug Stores had over 400 retail locations, generated approximately $550 million in annual revenues and employed over 3,000 people. Mr. Hansbrough subsequently became Chairman and CEO of Dart Drug Stores. After leaving Dart, Mr. Hansbrough was an independent consultant specializing in turnaround and start-up operations, primarily in the retail field, until he joined HEARx in December 1993.

      Steve Forget, age 38. Steve Forget is the President and a Director of Helix Hearing Care of America Corp. Mr. Forget received a diploma in health sciences from Marie-Victorin College in 1982 and obtained an Audioprosthesist Diploma from Rosemont College in 1985. He is a certified audioprosthesist from l’ordre des audioprothésistes du Québec. Mr. Forget has 11 years of experience in the hearing health industry as an Audioprosthesist and is currently the President and a Director of Helix Hearing Care of America Ltd., a wholly-owned subsidiary of the Company. He has worked as a consultant for different health related products for homologation purposes with the health ministry in the Province of Québec and is a Fellow of the American Academy of Audiology. Mr. Forget has recently joined the Medical Advisory Board of Songbird Medical, the manufacturer of the first disposable hearing aid device.

      James W. Peklenk, age 56. James W. Peklenk, Vice President-Finance and Chief Financial Officer of HEARx, joined HEARx in November 1995 as Controller and became Vice President-Finance and Chief Financial Officer in June 1996. He has a B.S. in Accounting from the University of Louisville. From 1991 until joining HEARx, Mr. Peklenk was Vice President, Finance/ CFO, for Shooters International, Inc., an international restaurant operator and franchiser of Shooters Waterfront Cafes. Prior thereto, Mr. Peklenk was Director of Internal Audit for Chi-Chi’s Mexican Restaurants, and before that an Audit Partner with the international accounting firm of Grant Thornton.

      Gino Chouinard, age 34. Mr. Chouinard is the Chief Financial Officer of Helix and has been since November 1999. He is a Chartered Accountant who previously worked for Ernst & Young LLP, an international accounting firm, as Manager from 1996 to 1999 and as Senior Accountant from 1994 to 1996. He has obtained a Certificate in Business Law from the University of Montreal in 1997.

      Donna L. Taylor, age 44. Donna L. Taylor, Senior Vice President Sales and Operations for HEARx, joined HEARx in July 1987 as an audiologist. She was later promoted to Area Manager and Director of Operations for the Company in Florida. She assumed her role as Vice President Sales and Operations in December 1993 and in October 2000 was promoted to Senior Vice President-Sales and Operations. Prior to employment by HEARx, she practiced as an audiologist. Ms. Taylor received her B.S. from the University of Iowa in May 1979, her M.A. from the University of Iowa in May 1981, and earned her CCC (Certificate of Clinical Competency) in March 1982.

      Martin Cousineau, age 36. Mr. Cousineau is a Vice-President and a Director of Helix who obtained his Audioprosthesist Diploma from the Rosemont College in 1986. Shortly thereafter he undertook additional post-college education in Human Resources Management and Business Administration from Laval University and Québec University in Trois-Rivières. Since starting in the private hearing aid consulting practice in 1986, Mr. Cousineau has been an Associate of Cousineau, Doucet & Parent, Audioprosthesists (1989-1992) and co-founded Le Group Forget-Parent in 1992 where he practiced until November 1996 when it was reorganized to form Helix Hearing Care of America Ltd. In addition to serving as an Audioprosthesist, Vice President and a Director of Helix, Mr. Cousineau presently maintains professional associations with Ordre des Audioprothésistes du Québec, Association Professionnelle des Audioprothésistes du Québec and Chambre de Commerce de St. Georges and from 1990 to 1992 he served as Audioprosthesist of the team Projet Otite et Auditon of Québec Great North. From 1995 to 1996, he was an active member of the Québec Interprofessional Inspection Council and acted as President of the Professional Inspection Committee from 1991 through 1996. In 1994 he contributed to the development of Audio Software, the new office management computer program used by the Company. He is also the coauthor of the book Précis Synthétisé d’Audioprothèse.

      Thomas W. Archibald, age 63. Thomas W. Archibald attended the London School of Economics and received a B.A. degree in economics from Denison University and a Juris Doctor degree from the Ohio State University Law School. He retired from the Bank of New York in 1995, where he served as Executive Vice President of the Personal Trust Sector. He held that position at Irving Trust Company when it merged with The Bank of New York in 1988. Mr. Archibald is a past Director of Group Health Incorporated, the only not-for-profit health insurance carrier chartered to operate throughout New York State.

      Joseph L. Gitterman III, age 64. Joseph L. Gitterman III is the manager of EIP Group LLC, an investing, trading and consulting firm which he founded in 1994. Until 1994, he was the Senior Managing Director of LeBranche & Co. He was a member of the New York Stock Exchange for over thirty years and was appointed a Governor in 1986. At the New York Stock Exchange, he served on more than fourteen committees, serving as chairman of some of them. He is director of Classic Turf Co., Intrepid International, Mill Bridge Inc. and Custom Data Services.

      David J. McLachlan, age 62. David J. McLachlan holds an engineering degree from Harvard College and a M.B.A. from the Harvard Graduate School of Business Administration. Since June 1999, he has served as a consultant to Genzyme Company. Until his retirement in June 1999, Mr. McLachlan was the Executive Vice President of Genzyme Company, a position he held since December 1989. Prior to that he was the Vice President, Treasurer and Chief Financial Officer of Adams-Russell Co., Inc., an owner and operator of cable television systems and Adams-Russell Electronics, Inc. a defense electronics manufacturer.

      Michel Labadie, age 48. B.Sc., M.Sc., MBA. Mr. Labadie is a Director of Helix Hearing Care of America Corp. He currently is President and Chief Executive Officer of Les Pros de la photo (Quebec) Inc., the largest photo finishing company in Canada, and has been since 1992. He has also spent several years working as the head of the Venture Capital, Portfolio Management and Mergers and Acquisition Departments of a major financial institution. He currently serves as a director for several public and private companies.

      Mark Wayne, age 45. LL.B., C.F.A. Mr. Wayne has been a Director of Helix Hearing Care of America Corp. since its inception. Mr. Wayne is a lawyer and a Chartered Financial Analyst. He practiced law from 1980 to 1987 with a major Calgary law firm, specializing in the fields of corporate and securities law. In 1987 he founded AltaFund Investment Corp. (“AltaFund”), a public investment company. He served as President of AltaFund until April 1991 when AltaFund was converted into a mutual fund and management was assumed by an independent fund manager. Mr. Wayne served as Vice President, Western Canada for Altamira Financial Services Ltd. from 1991 until 1998. After spending two years as an independent corporate finance consultant, Mr. Wayne then became Chief Executive Officer of Lightyear Capital Inc. in December, 2000. Lightyear is an independent registered investment dealer.

Principal Stockholders of HEARx after the Arrangement

      The following table sets forth, as of February 7, 2002, the names of persons known to HEARx who would be the beneficial owners of more than five percent of the HEARx common stock following the completion of the arrangement. If the arrangement where completed as of February 7, 2002, there would be 28,651,136 shares of HEARx common stock issued and outstanding.

	Name and Address of	Amount and Nature of
Title of Class	Beneficial Owner	Beneficial Ownership(1)	Percent of Class

Common Stock	3319725 Canada Inc. 7100 Jean-Talon East, Suite 610, Montreal, Quebec Canada, H1M 3S3	3,660,795(2)	12.78%
	Les Partenaires de Montreal, s.e.c.	1,591,650(3)	5.53%
	1980 Rene-Levesque West
	Montreal, Québec,
	Canada, H3H 1R6
	Steve Forget	4,024,916(4)	13.98%
	1183 Tecumseh
	Dollard-Des-Ormeaux, Québec
	Canada, H9B 2Z4
	Martin Cousineau	3,857,415(5)	13.41%
	50 De Cheverny
	Blainville, Québec
	Canada, J7B 1M8
	Michel Labadie	2,343,263(6)	8.14%
	90 Beaubien West
	Montreal, Québec
	Canada, H2S 1V6
	Richard Doucet	3,895,993(7)	13.57%
	1589, Du Chevrotin
	Longueuil, Québec
	Canada, J4N 1N5

	Name and Address of	Amount and Nature of
Title of Class	Beneficial Owner	Beneficial Ownership(1)	Percent of Class

Common	Luc Parent	3,833,577(8)	13.38%
	811 Dolbeau
	Longueuil, Québec
	Canada, J4J 5J3

(1)	For former Helix shareholders, this number represents the number of shares of HEARx common stock or exchangeable shares that would be beneficially owned following completion of the arrangement, based on the exchange of 0.3537 shares of HEARx common stock or exchangeable shares for each Helix common share beneficially owned.

(2)	3319725 Canada Inc. is a holding company whose shares are held by Steve Forget, Martin Cousineau, Richard Doucet and Luc Parent through individual holding companies of which they are the controlling shareholders.

(3)	Also includes 106,110 shares of common stock subject to options which are currently exercisable (or exercisable within 60 days).

(4)	Does not include 181,537 shares of common stock held by the spouse of Steve Forget, but includes 3,660,795 shares held through 3319725 Canada Inc. for which Mr. Forget shares voting and investment power with Richard Doucet, Luc Parent and Martin Cousineau. Mr. Forget, through Gestion Stefor Inc., is one of the controlling shareholders and director of 3319725 Canada Inc. Also includes 148,908 shares of common stock subject to options which are currently exercisable (or exercisable within 60 days).

(5)	Does not include 57,005 shares of common stock held by the spouse of Martin Cousineau, but includes 3,660,795 shares held through 3319725 Canada Inc. for which Mr. Cousineau shares voting and investment power with Steve Forget, Richard Doucet and Luc Parent. Mr. Cousineau, through 3242706 Canada Inc., is one of the controlling shareholders and director of 3319725 Canada Inc. Also includes 117,605 shares of common stock subject to options which are currently exercisable (or exercisable within 60 days).

(6)	Includes 1,485,540 shares of common stock and 106,110 shares of common stock subject to options which are currently exercisable (or exercisable within 60 days) held by Les Partenaires de Montréal, s.e.c. Michel Labadie is a director of Les Partenaires de Montréal Inc., general partner for Les Partenaires de Montréal, s.e.c. Also includes 733,928 shares of common stock held by Gestion Fremican Inc. Michel Labadie is a shareholder and director of Gestion Fremican, Inc. Also includes 17,685 shares of common stock issuable to Michel Labadie upon the exercise of options, all of which are currently exercisable.

(7)	Does not include 62,251 shares of common stock held by the spouse of Richard Doucet, but includes 3,660,795 shares held through 3319725 Canada Inc. for which Mr. Doucet shares voting and investment power with Steve Forget, Martin Cousineau and Luc Parent. Mr. Doucet, through 3242692 Canada Inc., is one of the controlling shareholders and director of 3319725 Canada Inc. Also includes 61,155 shares of common stock subject to options which are currently exercisable (or exercisable within 60 days).

(8)	Includes 3,660,795 shares held through 3319725 Canada Inc. for which Luc Parent shares voting and investment power with Steve Forget, Martin Cousineau and Richard Doucet. Mr. Parent, through 3242684 Canada Inc., is one of the controlling shareholders and director of 3319725 Canada Inc.

Security Ownership of Management after the Arrangement

      The following table sets forth, as of February 7, 2002, the number of shares of HEARx common stock that will be beneficially owned by each director, each named executive officer and all directors and executive officers as a group following the completion of the arrangement. If the arrangement were completed as of

February 7, 2002, there would be a total of 28,651,136 shares of HEARx common stock and exchangeable shares issued and outstanding.

				Amount and
				Nature of
				Beneficial
Name	Age	Position	Title of Class	Ownership(1)(2)	Percent of Class

Paul A. Brown, M.D.	63	Chairman and Director	Common Stock	1,228,808(3)	4.28%
Stephen J. Hansbrough	54	Chief Executive Officer and Director	Common Stock	546,377(4)	1.87%
Steve Forget	38	President and Director	Common Stock	4,024,916(5)	13.98%
James Peklenk	56	Co-Chief Financial Officer	Common Stock	34,002(6)	*
Gino Chouinard	34	Co-Chief Financial Officer	Common Stock	60,801(7)	*
Donna Taylor	44	Division Chief Operating Officer	Common Stock	36,501(8)	*
Martin Cousineau	36	Division Chief Operating Officer	Common Stock	3,857,415(9)	13.41%
Thomas W. Archibald	63	Director	Common Stock	116,600(10)	*
Joseph L. Gitterman III	64	Director	Common Stock	181,249(11)	*
David J. McLachlan	62	Director	Common Stock	83,545(12)	*
Michel Labadie	48	Director	Common Stock	2,343,263(13)	8.14%
Mark Wayne	45	Director	Common Stock	123,795(14)	*
ALL DIRECTORS AND EXECUTIVE OFFICERS AS
A GROUP (12 persons)			Common Stock	8,976,477(15)	30.08%

(1)	The named individuals have both investment power and voting power with respect to all securities listed as beneficially owned by them.
(2)	For former Helix directors and executive officers, this number represents the number of shares of HEARx common stock or exchangeable shares that would be beneficially owned following completion based on the exchange of 0.3537 shares of HEARx common stock or exchangeable shares for each Helix common share beneficially owned.
(3)	Includes 60,000 employee stock options which are currently exercisable (or exercisable within 60 days).
(4)	Includes 543,377 employee stock options which are currently exercisable (or exercisable within 60 days).
(5)	Does not include 181,537 shares of common stock held by the spouse of Steve Forget, but includes 3,660,795 shares held through 3319725 Canada Inc. for which Mr. Forget shares voting and investment power with Richard Doucet, Luc Parent, and Martin Cousineau. Mr. Forget, through Gestion Stefor Inc., is one of the controlling shareholders and director of 3319725 Canada Inc. Also includes 148,908 shares of common stock subject to options which are currently exercisable (or exercisable within 60 days).
(6)	Includes 29,002 employee stock options which are currently exercisable (or exercisable within 60 days).
(7)	Includes 56,910 shares of common stock issuable upon the exercise of options, which are currently exercisable (or exercisable within 60 days).
(8)	Includes 31,501 employee stock options which are currently exercisable (or exercisable with 60 days).
(9)	Does not include 57,005 shares of common stock held by the spouse of Martin Cousineau, but includes 3,660,795 shares held through 3319725 Canada Inc. for which Mr. Cousineau shares voting and investment power with Steve Forget, Richard Doucet and Luc Parent. Mr. Cousineau, through 3242706 Canada Inc., is one of the controlling shareholders and director of 3319725 Canada Inc. Also includes 117,605 shares of common stock subject to options which are currently exercisable (or exercisable within 60 days).
(10)	Includes 12,000 shares of common stock issuable upon the exercise of non-qualified options, all of which are currently exercisable.

(11)	Includes (i) 4,500 shares of common stock issuable upon the exercise of non-qualified options, all of which are currently exercisable, and (ii) 12,750 shares of common stock issuable upon the exercise of common stock purchase warrants acquired as part of a 1993 private placement.
(12)	Includes (i) 16,500 shares of common stock issuable upon the exercise of non-qualified options, all of which are currently exercisable, and (ii) 3,000 shares of common stock issuable upon the exercise of common stock purchase warrants acquired as part of a 1993 private placement.
(13)	Includes 1,485,540 shares of common stock and 106,110 shares of common stock subject to options which are currently exercisable (or exercisable within 60 days) held by Les Partenaires de Montréal, s.e.c. Michel Labadie is a director of Les Partenaires de Montréal Inc., general partner for Les Partenaires de Montréal, s.e.c. Also includes 733,928 shares of common stock held by Gestion Fremican Inc. Michel Labadie is a shareholder and director of Gestion Fremican, Inc. Also includes 17,685 shares of common stock issuable to Michel Labadie upon the exercise of options, all of which are currently exercisable.
(14)	Includes 35,370 shares of common stock issuable upon the exercise of options, which are currently exercisable (or exercisable within 60 days).
(15)	Includes 1,195,218 shares of common stock issuable upon the exercise of options and warrants, which are currently exercisable (or exercisable within 60 days). The 3,660,795 shares held by 3319725 Canada Inc. with respect to which Mr. Forget and Cousineau are beneficial owners are counted once for purposes of this calculation.
*	Named individuals percent of class is less than one percent.

WHERE YOU CAN FIND MORE INFORMATION

      Helix files financial statements and management information circulars with the Ontario, Québec and Alberta Securities Commissions. These commissions maintain a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the commissions. Such reports, proxy and other information may be found on the Web site address, http://www.sedar.com. The Helix common shares are listed on The Toronto Stock Exchange under the symbol “HCA”. Materials filed by Helix may be inspected at the offices of The Toronto Stock Exchange (Montreal) at Tour de la Bourse, 800 Square Victoria, Québec, Montreal, H4Z 1A9.

      HEARx files annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You can inspect and copy these reports, proxy statements and other information at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional office of the Commission at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can call the Commission at 1-800-SEC-0330 for further information on the public reference facilities. HEARx’s commission filings also are available to the public from the Commission’s official website at http://www.sec.gov.

      HEARx has filed a registration statement on Form S-4 to register with the Commission the HEARx common stock to be issued to Helix stockholders in connection with the arrangement and upon exercise of stock options, warrants and convertible securities granted in exchange for similar securities of Helix. This joint proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of HEARx in addition to being a proxy statement of HEARx and Helix for their respective stockholder meetings. As allowed by Commission rules, this joint proxy statement/prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement. For further information, please refer to the registration statement, which may be inspected and copied, or obtained at prescribed rates from, the Commission.

      No person is authorized to give any information or to make any representation other than those contained in this joint proxy statement/prospectus, and if given or made, such information or representation should not be relied upon as having been authorized.

LEGAL MATTERS

      The validity of the issuance of the shares of HEARx common stock to be issued in connection with the arrangement will be passed upon for HEARx by Bryan Cave LLP, Washington, D.C. Fraser Milner Casgrain LLP will render an opinion with respect to certain Canadian tax matters described under the caption “Federal Income Tax Considerations Relating to the Arrangement — Canadian Federal Income Tax Considerations for Helix Stockholders.” Bryan Cave LLP will render an opinion with respect to certain U.S. tax matters described under the caption “Federal Income Tax Considerations Relating to the Arrangement — United States Federal Income Tax Considerations.”

EXPERTS

      The consolidated financial statements of HEARx included in this joint proxy statement/prospectus have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their report appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of said firm as experts in auditing and accounting.

      The consolidated financial statements of Helix Hearing Care of America Corp. as of November 30, 2000 and 1999, and for each of the years then ended, included in this joint proxy statement/prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

      Demers Beaulne & Associés, chartered accountants, have audited Helix’s consolidated financial statements for the year ended November 30, 1998, as set forth in their report. Helix has included its financial statements in this joint proxy statement/prospectus in reliance on Demers Beaulne’s reports, given on their authority as experts in accounting and auditing.

      PricewaterhouseCoopers LLP, independent certified public accountants have audited the consolidated financial statements of American Hearing Centers, Inc. for the year ended December 31, 1999, which are included in this joint proxy statement/prospectus.

DELIVERY OF DOCUMENTS TO STOCKHOLDERS

      Pursuant to the rules of the Securities and Exchange Commission, HEARx and those it employs to deliver communications to its stockholders are permitted to deliver to two or more stockholders sharing the same address a single copy of this joint proxy statement/prospectus. Upon written or oral request, HEARx will deliver a separate copy of the joint proxy statement/prospectus to any stockholder at a shared address to which a single copy was delivered and who wishes to receive separate copies of this document. Stockholders receiving multiple copies of such documents may likewise request that HEARx deliver single copies of such documents in the future. Stockholders may notify HEARx of their requests by calling or writing HEARx Ltd., 1250 Northpoint Parkway, West Palm Beach, Florida 33402, 561-478-8770.

INDEX TO FINANCIAL STATEMENTS

HEARx LTD.

Consolidated Financial Statements

Page(s)

Report of Independent Certified Public Accountants	F-2
Consolidated Balance Sheets at September 29, 2001 (Unaudited), December 29, 2000 and December 31, 1999	F-3
Consolidated Statements of Operations for the nine-month periods ended September 29, 2001 and 2000 (Unaudited), and years ended December 29, 2000, December 31, 1999 and December 25, 1998	F-4
Consolidated Statements of Changes in Stockholder’s Equity for the years ended December 29, 2000, December 31, 1999, and December 25, 1998	F-5-F-6
Consolidated Statements of Cash Flows for the nine-month periods ended September 29, 2001 and 2000 (Unaudited), and the years ended December 29, 2000, December 31, 1999, and December 25, 1998	F-7-F-8
Notes to the Consolidated Financial Statements	F-9-F-26
HELIX HEARING CARE OF AMERICA CORP. Consolidated Financial Statements
Independent Auditors’ Report for the years ended November 30, 2000 and 1999	F-27
Auditors’ Report for the year ended November 30, 1998	F-28
Consolidated statements of loss for the nine months ended August 31, 2001 and 2000 (unaudited) and the years ended November 30, 2000, 1999 and 1998	F-29
Consolidated statements of deficit for the nine months ended August 31, 2001 and 2000 (unaudited) and the years ended November 30, 2000, 1999 and 1998	F-30
Consolidated balance sheets as at August 31, 2001 (unaudited), November 30, 2000 and 1999	F-31
Consolidated statements of cash flows for the nine months ended August 31, 2001 and 2000 (unaudited) and the years ended November 30, 2000, 1999 and 1998	F-32
Notes to the consolidated financial statements	F-33-F-47
AMERICAN HEARING CENTERS, INC. Consolidated Financial Statements
Report of Independent Accountants	F-48
Consolidated Balance Sheets as at December 31, 1999 and 1998	F-49
Consolidated Statements of Operations for the year ended December 31, 1999 and the period February 13, 1998 to December 31, 1998	F-50
Consolidated Statements of Changes in Stockholders’ Equity for the year ended December 31, 1999 and the period February 13, 1998 to December 31, 1998	F-51
Consolidated Statements of Cash Flows for the year ended December 31, 1999 and the period February 13, 1998 to December 31, 1998	F-52
Notes to Consolidated Financial Statements	F-53-F-62

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors

HEARx Ltd.
West Palm Beach, Florida

      We have audited the accompanying consolidated balance sheets of HEARx Ltd. as of December 29, 2000 and December 31, 1999, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 29, 2000. We have also audited the schedule. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and schedule are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and schedule. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and schedule. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of HEARx Ltd. at December 29, 2000 and December 31, 1999, and the result of its operations and its cash flows for each of the three years in the period ended December 29, 2000 in conformity with accounting principles generally accepted in the United States of America.

      Also in our opinion, the schedule presents fairly, in all material respects, the information set forth therein.

BDO Seidman, LLP

West Palm Beach, Florida

March 9, 2001

HEARx LTD.

CONSOLIDATED BALANCE SHEETS

	September 29,	December 29,	December 31,
	2001	2000	1999

	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$1,549,644	$4,250,413	$2,857,187
Investment securities	4,151,286	993,224	900,000
Accounts and notes receivable (less allowance for doubtful accounts of $154,408, $212,657, and $535,609)	4,961,810	5,734,497	5,874,286
Inventories	528,394	500,582	551,460
Prepaid expenses and other	872,886	860,272	531,169

Total current assets	12,064,020	12,338,988	10,714,102
Property and equipment — net	7,230,926	7,595,991	8,492,708
Deposits and other	2,522,498	1,937,144	2,170,300

	$21,817,444	$21,872,123	$21,377,110

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	7,165,177	$7,377,495	$6,914,025
Accrued salaries and other compensation	526,060	1,071,208	1,562,510
Current maturities of long term debt	1,698,033	152,387	294,993
Dividends payable	1,846,180	1,387,066	1,003,759

Total current liabilities	11,235,450	9,988,156	9,775,287

Long term debt, less current maturities commitments and contingencies	5,950,202	175,887	322,332

Stockholders’ equity:
Preferred stock (Aggregate liquidation preference $10,963,180, $11,902,067, and $9,318,757) $1 par, 2,000,000 shares authorized:
Series I Convertible (424, 500 and 0 shares outstanding)	424	500	—
Series H Junior Participating (0 shares outstanding)	—	—	—
1998 Convertible (4,877, 5,515 and 7,315 shares outstanding	4,877	5,515	7,315
1997 Convertible (0, 0 and 1,000 shares outstanding)	—	—	1,000

Total preferred stock	5,301	6,015	8,315

Common stock; $.10 par; 20,000,000 shares authorized; 13,852,626, 12,364,139 and 11,547,337 shares issued	1,385,262	1,236,414	1,154,734
Stock subscription	(412,500)
Additional paid-in capital	93,150,352	92,695,792	87,307,886
Accumulated deficit	(87,013,182)	(79,746,700)	(75,083,251)
Unamortized deferred compensation	—	—	(37,813)
Treasury stock, at cost: 518,660, 518,660 and 318,760 common shares	(2,483,441)	(2,483,441)	(2,070,380)

Total stockholders’ equity	4,631,792	11,708,080	11,279,491

	$21,817,444	$21,872,123	$21,377,110

See accompanying notes to the consolidated financial statements

HEARx LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Nine Months Ended
	September 29,			Year Ended
			December 29,	December 31,	December 25,
	2001	2000	2000	1999	1998

	(unaudited)	(unaudited)
Net Revenues	$36,200,177	$41,425,575	$56,114,832	$47,476,764	$26,891,186

Operating costs and expenses:
Cost of products sold	11,406,377	14,056,328	18,966,110	14,611,284	8,193,058
Center operating expenses	21,711,624	21,241,810	29,328,114	26,376,830	19,970,495
General and administrative expenses	7,606,356	6,479,019	8,830,546	8,601,723	6,483,721
Depreciation and amortization	1,850,523	1,923,165	2,572,048	2,420,891	2,278,468
Restructure charge	—	—	—	—	2,233,857
Total operating costs and expenses	42,574,880	43,700,322	59,696,818	52,010,728	39,159,599

Loss from operations	(6,374,703)	(2,274,747)	(3,581,986)	(4,533,964)	(12,268,413)
Non-operating income (expense):
Interest income	174,783	217,640	294,132	210,104	602,663
Interest expense	(417,325)	(22,502)	(28,723)	(27,713)	(62,492)

Loss before minority interest and equity in loss of joint venture	(6,617,245)	(2,079,609)	(3,316,577)	(4,351,573)	(11,728,242)
Minority Interest	—	—	—	347,677	—
Equity in loss of joint venture		—	—	—	(615,420)

Net loss	(6,617,245)	(2,079,609)	(3,316,577)	(4,003,896)	(12,343,662)
Dividends on preferred stock:
Deemed dividends			(571,241)	—	—
Dividends	(649,237)	(564,623)	(775,631)	(821,387)	(587,893)

Total dividends on preferred stock	(649,237)	(564,623)	(1,346,872)	(821,387)	(587,893)

Net loss applicable to common stockholders	(7,266,482)	(2,644,232)	$(4,663,449)	$(4,825,283)	$(12,931,555)

Net loss per common share — basic and diluted	$(0.56)	$(0.22)	$(.39)	$(.45)	$(1.28)

Weighted average number of shares of common stock outstanding	12,938,350	11,826,380	11,834,388	10,775,006	10,126,979

See accompanying notes to the consolidated financial statements

HEARx LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

	Year Ended		Year Ended		Year Ended
	December 29, 2000		December 31, 1999		December 25, 1998

	Shares	Amount	Shares	Amount	Shares	Amount

Preferred Stock:
Balance, beginning of year	8,315	$8,315	12,709	$12,709	7,115	$7,115
Issuance of preferred stock	500	500	—	—	7,500	7,500
Conversion of preferred stock	(2,800)	(2,800)	(4,394)	(4,394)	(1,906)	(1,906)

Balance, end of year	6,015	$6,015	8,315	$8,315	12,709	$12,709

Common Stock:
Balance, beginning of year	11,547,337	$1,154,734	104,023,643	$10,402,364	99,211,436	$9,921,144
Exercise of warrants	—	—	—	—	1,316,848	131,684
Conversion of preferred stock	817,202	81,720	5,414,400	541,440	3,265,384	326,538
Exercise of employee stock options	1,600	160	13,600	1,360	104,975	10,498
Exercise of stock options by consultants	(2,000)	(200)	—	—	50,000	5,000
Exercise of stock options by Board of Directors	—	—	—	—	75,000	7,500
Reverse stock split	—	—	(97,904,306)	(9,790,430)	—	—

Balance, end of year	12,364,139	$1,236,414	11,547,337	$1,154,734	104,023,643	$10,402,364

Treasury Stock:
Balance, beginning of year	(388,760)	$(2,070,380)	(405,311)	$(249,956)	—	$—
Purchase of treasury stock	(129,900)	(413,061)	(1,921,239)	(1,820,424)	(405,311)	(249,956)
Reverse Stock Split	—	—	1,937,790	—	—	—

Balance, end of year	(518,660)	$(2,483,441)	(388,760)	$(2,070,380)	(405,311)	$(249,956)

Additional Paid-in Capital:
Balance, beginning of year		$87,307,886		$77,531,270		$70,646,172
Issuance of preferred stock		4,999,500		—		6,936,472
Cost of issuing preferred stock		(479,617)
Conversion of preferred stock		313,402		31,852		(155,845)
Exercise of warrants		—		—		(24,805)
Exercise of employee stock options		3,180		1,500		43,620
Exercise of stock options by consultants		(19,800)		—		45,000
Exercise of stock options by Board of Directors		—		—		40,256
Deemed dividend		571,241		—		—
Reverse stock split		—		9,743,264		—
Vesting of restricted stock		—		—		400

Balance, end of year		$92,695,792		$87,307,886		$77,531,270

See accompanying notes to the consolidated financial statements

HEARx LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

	Year Ended	Year Ended	Year Ended
	December 29, 2000	December 31, 1999	December 25, 1998

	Amount	Amount	Amount
Accumulated Deficit:
Balance, beginning of year	$(75,083,251)	$(70,257,968)	$(57,326,413)
Net loss for the year	(3,316,577)	(4,003,896)	(12,343,662)
Deemed dividends on preferred stock	(571,241)	—	—
Preferred stock dividends	(775,631)	(821,387)	(587,893)

Balance, end of year	$(79,746,700)	$(75,083,251)	$(70,257,968)

Unamortized Deferred Compensation:
Balance, beginning of year	$(37,813)	$(75,625)	$(113,438)
Issuance of restricted stock to officer	—	—	—
Amortization	37,813	37,812	37,813

Balance, end of year	$—	$(37,813)	$(75,625)

Accumulated Other Comprehensive Income:
Balance, beginning of year	$—	$58,263	$20,156
Unrealized gains on securities net of reclassification adjustment (see disclosure)	—	(58,263)	38,107

Balance, end of year	$—	$—	$58,263

Comprehensive Income (Loss):
Net loss for the year	$(3,316,577)	$(4,003,896)	$(12,343,662)
Other comprehensive income (loss)	—	(58,263)	38,107

Comprehensive income (loss)	$(3,316,577)	$(4,062,159)	$(12,305,555)

Disclosure of reclassification amount:
Unrealized holding gains (losses) arising during period	$—	$(84,022)	$50,763
Less: reclassification adjustment for gains (losses) included in net loss	—	25,759	(12,656)

Net unrealized gains (losses) on securities	$—	$(58,263)	$38,107

See accompanying notes to the consolidated financial statements

HEARx LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended		Year Ended
	September 29,
			December 29,	December 31,	December 25,
	2001	2000	2000	1999	1998

	(unaudited)	(unaudited)
Cash flows from operating activities:
Net loss	$(6,617,245)	$(2,079,609)	$(3,316,577)	$(4,003,896)	$(12,343,662)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,850,523	1,923,165	2,572,048	2,420,891	2,278,468
Write down of property and equipment	—	—	—	—	783,118
Provision for doubtful accts.	74,773	(184,016)	377,500	568,135	553,467
Loss on disposition of equipment	91,176	32,040	72,005	40,325	60,238
Minority Interest	—	—	—	(347,677)	—
(Increase) decrease in:
Accounts and notes receivable	697,914	(3,496)	(237,711)	(2,395,710)	(1,384,669)
Inventories	(27,812)	34,489	50,878	(21,265)	(6,072)
Prepaid expenses and other	(684,263)	63,320	(326,485)	(119,092)	(2,108,865)
Increase (decrease) in:
Accounts payable	(212,318)	(202,843)	463,470	1,372,605	991,620
Accrued expenses	(545,148)	(1,118,856)	(453,503)	(390,486)	2,056,447

Net cash used in operating activities	(5,372,400)	(1,535,806)	(798,375)	(2,876,171)	(9,119,910)

Cash flow from investing activities:
Purchase of property and equipment	(1,200,504)	(937,879)	(1,519,764)	(1,450,107)	(1,140,914)
Proceeds from sale of equipment	600	2,587	2,979	—	48,406
Purchase of investments	(9,124,537)	(9,130,575)	(10,375,928)	(2,750,000)	(24,287,452)
Proceeds from maturities of investments	5,966,475	6,996,951	10,282,704	8,962,516	27,436,692
Net cash from consolidating HEARx West	—	—		656,223	—

Net cash (used in) provided by investing Activities	(4,357,966)	(3,068,916)	(1,610,009)	5,418,632	2,056,732

HEARx LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended		Year Ended
	September 29,
			December 29,	December 31,	December 25,
	2001	2000	2000	1999	1998

	(unaudited)	(unaudited)
Cash flows from financing activities:
Proceeds from issuance of:
Long-term debt	7,500,000	—	—	35,250	—
Principal payments:
Long-term debt	(470,473)	(283,332)	(289,051)	(505,905)	(465,612)
Acquisition of treasury stock	—	(291,293)	(413,061)	(1,820,424)	(249,956)
Proceeds from issuance of employee stock options	70
Proceeds from issuance of capital stock, net of offering costs	—	4,503,723	4,503,722	(44,306)	6,784,019

Net cash provided (used in) by financing activities	7,029,597	3,929,098	3,801,610	(2,335,385)	6,068,451

Net increase (decrease) in cash and cash equivalents	(2,700,769)	(675,624)	1,393,226	207,076	(994,727)
Cash and cash equivalents at beginning of period	4,250,413	2,857,187	2,857,187	2,650,111	3,644,838

Cash and cash equivalents at end of period	$1,549,644	$2,181,563	$4,250,413	$2,857,187	$2,650,111

Supplemental disclosure of cash flow information:
Cash paid for interest	$24,942	$32,251	$32,251	$7,419	$8,836
Supplemental schedule of non-cash investing and financing activities:
Deemed dividends	$—	$—	$571,241	$—	$—
Preferred stock dividend paid upon conversion in kind by issuance of additional common stock	190,124	392,323	392,323	568,898	168,787
Issuance of note payable and assumption of accounts payable in exchange for customer list and equipment	$—	$—	—	482,496	—
Issuance of Common Stock to employees	70	3,340	3,340	2,860	54,118

See accompanying notes to the consolidated financial statements

HEARx LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Information as of and for the nine-month periods ended September 29, 2001 and 2000 is unaudited)

1. Summary of Significant Accounting Policies

     The Company

      HEARx Ltd. (“HEARx” or “the Company”), a Delaware corporation, was organized for the purpose of creating a nationwide chain of retail centers (“HEARx Centers”) to serve the needs of the hearing impaired. At the end of 2000, the Company operated a total of 80 centers. Those included 33 in Florida, 13 in New York, 15 in New Jersey and the 19 HEARx West centers in California.

     Unaudited Interim Consolidated Financial Statements

      The accompanying unaudited consolidated financial statements as of and for the nine-month periods ended September 29, 2001 and 2000 have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, all adjustments consisting of normal recurring accruals considered necessary for a fair presentation have been included. Operating results for the nine-month period ended September 29, 2001 are not necessarily indicative of the results that may be expected for the year ending December 29, 2001.

     Segments

      The Company’s operations are organized by centers into three geographic regions, the Northeast, Florida and California. These regions comprise one operating segment. Net revenues and income (loss) from operations at center level by region are as follows:

	Northeast	Florida	California	Corporate	Total

Net Revenues
YE 2000	$14,100,000	$24,000,000	$18,000,000	$—	$56,100,000
YE 1999	10,100,000	25,000,000	12,400,000	—	47,500,000
YE 1998	7,900,000	19,000,000	19,000	(19,000)	26,900,000
Income (Loss) from Operations
YE 2000	861,000	4,529,000	2,430,000	(11,402,000)	(3,582,000)
YE 1999	(680,000)	5,199,000	1,970,000	(11,023,000)	(4,534,000)
YE 1998	(3,888,000)	2,615,000	(608,000)	(10,387,000)	(12,268,000)

Income (loss) from operations at the center level are computed before corporate general and administrative expenses, depreciation/amortization and restructure charge. Center operations’ depreciation amounted to $1,863,000, $1,793,000 and $1,632,000 in 2000, 1999 and 1998, respectively. Center operations’ capital expenditures amounted to $952,000, $1,450,000 and $1,141,000 in 2000, 1999 and 1998, respectively. Aggregate identifiable assets of center operations at December 29, 2000 and December 31, 1999 were $7,159,000 and $7,961,000, respectively.

HEARx LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Net revenues and operating profits (losses) at center level by region are as follows:

	Northeast	Florida	California	Corporate	Total

Net Revenues
9 months ended 9/29/01	$8,814,000	$14,408,000	$12,978,000	$—	$36,200,000
9 months ended 9/29/00	10,413,000	17,957,000	13,056,000	—	41,426,000
Income (Loss) from Operations
9 months ended 9/29/01	(392,000)	1,771,000	1,703,000	(9,457,000)	(6,375,000)
9 months ended 9/29/00	770,000	3,531,000	1,826,000	(8,402,000)	(2,275,000)

Income (loss) from operations at the center level are computed before corporate general and administrative expenses and depreciation/amortization. Center operations’ depreciation amounted to $1,291,000 and $1,400,000 for the nine months ended September 29, 2001 and the nine months ended September 29, 2000, respectively. Center operations’ capital expenditures amounted to $813,000 in the nine months ended September 29, 2001 as compared to $669,000 for the nine months ended September 29, 2000.

Consolidation and change in reporting entity

      On August 10, 1998, HEARx formed a joint venture, HEARx West LLC, with the Permanente Federation LLC to create and operate a network of retail hearing care centers (“HEARx West Centers”). The joint venture agreement provides for a 50/50 ownership by HEARx and the Permanente Federation, with centers bearing the HEARx name. The agreement provides for net income and losses, tax credits and tax preference items to be allocated according to the members’ percentage interests.

      Prior to March 1999, HEARx Ltd. accounted for its investment in HEARx West using the equity method because HEARx did not control HEARx West due to certain provisions in the joint venture agreement. In March 1999, as a result of amendments to the agreement, HEARx obtained control of HEARx West. Accordingly, at December 29, 2000 and December 31, 1999, HEARx has included the financial position and results of operations of HEARx West in the accompanying consolidated financial statements.

Fiscal year

      The Company’s fiscal year ends on the last Saturday in December and customarily consists of four 13-week quarters for a total of 52 weeks. Every sixth year includes 53 weeks.

Investment securities

      Marketable securities are classified available for sale and are carried at estimated market value. Unrealized holding gains and losses are reported as a net amount in a separate component of stockholders’ equity until realized. Gains and losses realized from the sales are computed by the specific identification method.

Inventories

      Inventories, which consist of hearing aids, batteries, special hearing devices and related items, are priced at the lower of cost (first-in, first-out) or market.

Property and equipment

      Property and equipment is stated at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the depreciable assets. Leasehold improvements are amortized over the shorter of the term of the lease or the useful life of the asset.

HEARx LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Intangible assets

      Intangible assets, included in other assets, primarily represent customer lists acquired from acquisitions of hearing businesses. These customer lists are being amortized on a straight-line basis over periods ranging from nine to fifteen years. Intangible assets also include the excess purchase price of acquisitions over the fair value of assets acquired. Such excess costs are being amortized over fifteen years. Accumulated amortization at December 29, 2000, and December 31, 1999, was $464,659 and $350,608, respectively.

Pre-opening costs

      The costs associated with the opening of new centers are expensed as incurred.

Long-lived assets — impairments and disposals

      The Company reviews the carrying values of its long-lived and identifiable intangible assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through the estimated undiscounted future cash flows resulting from the use of these assets. Impairment losses are measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset. At December 29, 2000, no long-lived assets were held for disposal.

Advertising Costs

      Costs for newspaper, television, and other media advertising are expensed as incurred and were $7,757,000, $5,470,000 and $4,105,000 in 2000, 1999, and 1998, respectively.

Sales return policy

      Patients purchasing hearing aids are given a specific return period, usually 30 days, if dissatisfied with the product. The Company provides an allowance in accrued expenses for returns. The return period can be extended to 60 days if the customer attends the Company’s H.E.L.P. program.

Deferred compensation

      The value in excess of the selling price of shares of common stock issued to officers is amortized using the straight-line method over the vesting period of such shares.

Warranties

      Hearing aids sold by the Company are covered by manufacturers’ warranties.

Revenue Recognition

      Revenues from the sale of audiological products are recognized at the time of delivery. Revenues from hearing care services are recognized at the time those services are performed.

      The Company has capitation contracts with certain health care organizations under which the Company is paid an amount, per enrollee of the health maintenance organization, to provide to the enrollee a once every three years discount on certain hearing products and services. The amount paid to the Company by the healthcare organization is calculated on a per-capita basis and is referred to as capitation revenue. Revenue under capitation contracts is deferred until the earlier of the actual utilization by the member populations of the healthcare organizations with whom the Company has contracted to provide hearing care services, or the end of the contract term.

HEARx LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Income taxes

      Deferred taxes are provided for temporary differences arising from the differences between financial statement and income tax bases of assets and liabilities. A valuation allowance is provided for the amount of deferred tax assets which are not considered more likely than not to be realized.

Net loss per common share

      Net loss per common share is calculated in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 128 “Earnings Per Share” which requires companies to present basic and diluted earnings per share. Net loss per share — Basic is based on the weighted average number of common shares outstanding during the year. Net loss per common share — Diluted is based on the weighted average number of common shares and dilutive potential common shares outstanding during the year. Convertible preferred stock, stock options and stock warrants are excluded from the computations of net loss per share because the effect of their inclusion would be anti-dilutive.

      Excluded from the computation of Net loss per common share — Diluted at December 29, 2000, December 31, 1999 and December 25, 1998 were convertible preferred stock, outstanding options and warrants to purchase 3,457,296, 2,693,885 and 1,773,928 shares, respectively, of the Company’s Common Stock at exercise prices less than average market price because to not do so would be anti-dilutive. In addition, outstanding options and warrants to purchase 1,568,560, 889,941 and 394,268 shares of common stock were excluded because the options’ and warrants’ exercise prices were greater than the average market price of the common shares.

Statements of Cash Flows

      For the purposes of the Statements of Cash Flows, temporary cash investments which have an original maturity of ninety days or less are considered cash equivalents.

Reclassifications

      Certain amounts in the 1999 and 1998 financial statements have been reclassified in order to conform to the 2000 presentation.

Estimates

      The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Stock-based compensation

      The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees’ (APB 25) and related interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recorded. The Company has adopted the disclosure only provisions of SFAS No. 123, (“SFAS 123”) Accounting for Stock-Based Compensation.

HEARx LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2. Investment Securities

      Investment securities available for sale consist of the following:

		Gross	Estimated
	Amortized	Unrealized	Market
	Cost	Gains/(Losses)	Value

December 29, 2000
Asset-Backed Securities	$750,000	$—	$750,000
Certificates of Deposit	243,224	—	243,224

Total	$993,224	$—	$993,224

December 31, 1999
Asset-Backed Securities	$750,000	$—	$750,000
Certificate of Deposit	150,000	—	150,000

Total	$900,000	$—	$900,000

      At December 29, 2000, $750,000 and $243,225 of investment securities have contractual maturities of twenty and one years, respectively.

      The asset-backed securities are Taxable Student Loan Asset-Backed Notes, with a floating interest rate, which is reset every 28 days. The fair value is estimated using quoted market prices, based on the most recent auction, which occur on the 28-day interest reset date. The market price generally approximates amortized cost due to the floating interest rate. The 20-year contractual maturity is the maturity of the underlying assets.

3. Debt

      Long term debt consists of the following:

	December 29,	December 31,
	2000	1999

Note payable to supplier, collateralized by equipment, due January 13, 2000, see (a) below	$—	$140,000
Note payable collateralized by customer list, see (b) & (c) below	291,144	417,316
Other notes payable	37,130	60,009

	328,274	617,325
Less current maturities	(152,387)	(294,993)

	$175,887	$322,332

      The approximate aggregate maturities on long term debt obligations in years subsequent to 2000 are as follows: 2001 — $152,000; 2002 — $95,000; and 2003 — $81,000.

(a) On March 5, 1996, the Company completed a $2.5 million trade agreement with a vendor pursuant to which the vendor provides financing for the purchase of diagnostic equipment to be utilized by the Company’s distribution network. The financing is collateralized by the equipment financed. A percentage of all hearing aid purchases by the Company from this vendor is applied to repayment of financed amounts under the financing agreement. This note was repaid in January 2000.

(b) In January 1996, the Company acquired the customer list and selected assets of Suffolk County Hearing Aid Center, Inc. in New York for $150,000 in cash, 150,000 shares of Common Stock, and a five

HEARx LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

year note in the amount of $250,000 including interest. The note payable includes interest at 5.5% and is payable in five annual installments of $50,000 including interest beginning January 22, 1997.

(c) During July 1999, the Company issued a $325,000 promissory note payable bearing 8.75% interest to an individual in connection with a purchase of an audiological practice in California, (See Note 8). The note is payable in four annual installments of $81,250 plus accrued interest, beginning July 1, 2000 and is collateralized by the equipment and customer list purchased.

      On April 23, 2001, the Company and Siemens Hearing Instruments, Inc. (“Siemens”) signed a Letter of Intent (“LOI”) pursuant to which the parties intended to form a marketing and promotional alliance in the United States. As part of this LOI, Siemens agreed to provide the Company with a five-year $7.5 million line of credit with interest at 12%, payable quarterly. These terms of the LOI became binding to the parties on April 27, 2001, when HEARx first drew on the line of credit. The Company has agreed to purchase from Siemens at least 70% and up to 90% of HEARx’s total hearing aid requirements over the next five years. As the Company purchases products from Siemens, Siemens will pay to the Company certain rebates which must be used to pay down the quarterly installments of principal and interest under the five-year line of credit. As of September 29, 2001, approximately $7.25 million was outstanding under the line of credit.

      Pursuant to the agreement with Siemens, in the event of a takeover of the Company by a third party, the entire outstanding amount under the line of credit will be immediately due and payable and the supply arrangements may be terminated upon payment to Siemens of a $50 million breakup fee.

      The Company receives reduced pricing on hearing aid devices bought from Siemens, so long as the Company meets minimum sales level requirements. This reduced pricing is received in the form of a rebate from Siemens. The Company records a rebate receivable and reduces cost of goods sold monthly based on sales levels.

      On December 7, 2001, HEARx and Siemens Hearing Instruments, Inc. entered into a Credit Agreement pursuant to which HEARx obtained a $51,875,000 secured credit facility from Siemens. The Credit Facility is comprised of a (a) $10,875,000 secured five-year term loan credit facility (the Tranche A Loan); (b) $25,000,000 secured five-year revolving loan credit facility (the Tranche B Loan); (c) $3,000,000 secured five-year term credit facility (the Tranche C Loan); and (d) $13,000,000 secured five-year term loan credit facility (the Tranche D Loan).

      The Tranche A, B, and C Loans are payable quarterly over five-years with the outstanding principal and interest due and payable on the final maturity date. Principal and interest on the Tranche D Loan is payable on the final maturity date. Quarterly principal and interest payments on the Tranche A, B, and C Loans will be paid through rebates received from Siemens by HEARx as long as HEARx purchases a certain portion of its requirements of hearing aids from Siemens pursuant to the Supply Agreement discussed below. The loans may be prepaid in whole or in part at any time without penalty. The Credit Facility is secured by a first priority security interest in substantially all of the assets of HEARx.

      In connection with the Credit Facility, HEARx and Siemens entered into a Supply Agreement dated as of December 7, 2001, pursuant to which HEARx agreed to purchase from Siemens at certain portion of its requirements of hearing aids for a period of ten years (an initial five year term and a five year renewal term) at specified prices.

HEARx LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4. Property and Equipment and Leases

      Property and equipment consists of the following:

	Range of	December 29,	December 31,
	Useful Lives	2000	1999

Equipment, furniture and fixtures	5 – 10 years	$7,922,131	$7,472,695
Leasehold Improvements	5 – 10 years	6,554,421	6,123,687
Computer systems	3 years	3,363,613	3,055,847
Leasehold improvements in progress	N/A	147,050	37,485

		17,987,215	16,689,714

Less accumulated depreciation and amortization		10,391,224	8,197,006

		$7,595,991	$8,492,708

      Approximate future minimum rental commitments under operating leases are as follows: $4,301,000 in 2001; $4,062,000 in 2002; $3,626,000 in 2003; $2,858,000 in 2004; $2,527,000 in 2005 and $1,237,000 thereafter. These leases are primarily for hearing centers and are located in retail shopping areas.

      Equipment and building rent expense for the years ended December 29, 2000, December 31, 1999 and December 25, 1998 was $3,181,000, $2,956,000 and $2,892,000, respectively.

5. Stockholders’ Equity

     A. Stock Subscription

      On April 1, 2001 the Company sold 200,000 shares of Common Stock, par value $.10 per share to an investment banker, for $2.0625 per share, and received a secured, nonrecourse promissory note for the principal amount of $412,500. The secured, nonrecourse promissory note is collateralized by the common stock of the Company which is held in escrow. The principal amount of the note and the accrued interest is payable on April 1, 2006. The note bears interest at the prime rate published by the Wall Street Journal adjusted annually. At September 29, 2001, the interest rate on the note was 8%. The $412,500 note has been recorded as Stock Subscription in stockholder’s equity in the accompanying balance sheet.

      Under the terms of a consulting agreement with the investment banker beginning December 1, 2000 with an original six month term, the Company paid the investment banker approximately $188,000 for financial consulting services, which was recorded as consulting expense of approximately $38,000 and $150,000 during 2000 and 2001. The agreement was terminated effective August 2001.

     B. Series I Convertible Preferred Stock

      On May 9, 2000, the Company completed a private placement of 500 shares of the Company’s 7% Series I Convertible Preferred Stock, par value $1.00 per share (the “Series I Preferred Stock”) and warrants to acquire 203,390 shares of the Company’s common stock, par value $.10 per share (the “Common Stock”) (the “Warrants”) for an aggregate purchase price of $5.0 million.

      The Series I Preferred Stock is convertible into Common Stock after August 6, 2000. Upon conversion, holders will be entitled to receive a number of shares of Common Stock determined by dividing the sum of the stated value of the Series I Preferred Stock ($10,000 per share), plus accrued and unpaid dividends (unless the Company elects to pay dividends in cash) by $4.46 (subject to adjustments upon occurrence of certain dilutive events). The cumulative dividends payable upon conversion will be equal to 7% of the stated value of the Series I Preferred Stock per annum in cash or by accretion to the Stated Value, at the Company’s discretion subject to limited exceptions. The Series I Preferred Stock may not be converted until after

HEARx LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

August 6, 2000 and then at the fixed conversion price of $4.46 per share until January 2001. From January 2001 until May 2001, the holders may request redemption of the shares of preferred stock at 110% of the stated value plus accrued dividends. If the Company elects not to redeem the shares, the conversion price converts to the lesser of $4.46 or the market price (defined as the average of the 5 lowest closing prices for the 30 trading days preceding the conversion date) at the time of conversion. The Series I Preferred Stock may be converted by holders in accordance with these terms any time prior to May 9, 2003, and will automatically convert on such date. In the event of liquidation, dissolution or winding up of the Company prior to the conversion of the Series I Preferred Stock, holders of the Series I Preferred Stock will be entitled to receive an amount equal to the stated value per share before any distribution shall be made to the holders of any junior securities but after any distribution made to holders of senior securities. During the nine months ended September 29, 2001, 76 shares of the Series I Convertible Preferred Stock were converted into 589,035 shares of Common Stock. During 2000, $224,000 of the 7% dividends payable upon conversion has been accreted and is included in the caption Dividends under Dividends on Preferred Stock in the accompanying consolidated statements of operations.

      The Warrants are exercisable for shares of Common Stock of the Company. Upon exercise, holders will be entitled to receive shares of common Stock for an exercise price of $4.46 per share. The Warrants will expire on May 9, 2005.

      During the year ended December 29, 2000, the Company recorded a deemed dividend of approximately $571,000 for the intrinsic value of the beneficial conversion option under the terms of the Series I Convertible Preferred Stock. The deemed dividend includes an allocation of the proceeds to the relative fair value of the Warrants of approximately $285,500, and the intrinsic value of the beneficial conversion of approximately $285,500.

      In connection with this transaction, the Company also entered into a Registration Rights Agreement with the purchaser under which the Company was required to file a registration statement on Form S-3 by June 8, 2000, covering the resale of the shares of Common Stock underlying all of the Series I Preferred Stock and Warrants. The registration statement was declared effective by the Securities and Exchange Commission on June 19, 2000.

      The net proceeds to the Company after payment of finders fees, placement fees. legal and accounting expenses was approximately $4,500,000. In connection with the placement of the Series I Preferred Stock, the Company also issued finders warrants to purchase an aggregate of 131,695 shares of Common Stock at an exercise price equal to $4.46. All of the shares underlying the finder warrants were included in the registration statement on Form S-3 filed by the Company.

     C. Reverse Stock Split

      On June 30, 1999 the Company effectuated a one for ten reverse common stock split. The reverse stock split and a reduction in the authorized shares of common stock to twenty million was approved at the June 7, 1999 Annual Meeting of Stockholders. Each stockholder of ten shares of common stock on June 30, 1999 was entitled to one share of common stock in connection with the reverse split. A cash payment was paid in lieu of fractional shares issued. Accordingly, except for the presentation in the accompanying consolidated balance sheets and statements of changes in stockholders’ equity, the Company has restated all share and per share data for all periods presented to reflect the change in capital structure.

     D. 1998 Convertible Preferred Stock

      On August 27, 1998, the Company completed a private placement of 7,500 units of $1 par, 1998 Convertible Preferred Stock and warrants. Net proceeds to the Company after the payment of placement fees,

HEARx LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

legal and accounting expenses was $6,975,000. The additional capital was primarily raised to fund construction and start-up costs of the HEARx West centers.

      The 1998 Convertible Preferred Stock ranks prior to all of the Company’s Common Stock, prior to any class or series of capital stock of the Company thereafter created specifically ranking by its terms junior to 1998 Convertible Preferred, junior to with the Company’s 1997 Convertible Preferred Stock, and after any class or series of capital stock of the Company thereafter created and specifically ranking by its terms senior to the 1998 Convertible Preferred. The 1998 Preferred Stock is convertible into Common Stock, par value $.10 per share, of the Company. Upon the conversion, holders will be entitled to receive a number of shares of Common Stock determined by dividing the sum of the stated value of the 1998 Preferred Stock ($1,000 per share), plus a premium (unless the Company elects to pay that premium in cash), by a conversion price equal to the lesser of the average closing bid prices for the Common Stock of five of twenty days prior to conversion, and $18.00 ( the closing bid price at the date of issuance, subject to adjustment upon occurrence of certain dilutive events). The cumulative premium payable upon conversion will be equal to 8% of the stated value of 1998 Preferred Stock from the date of issuance until one year following such date, and shall increase by 0.5% each year, commencing on the date which is one year following the date of issuance. The 1998 Preferred Stock may not be converted for the 180-day period after the closing. The 1998 Preferred Stock may be converted by holders in accordance with these terms at any time prior to August 27, 2003, and automatically converts on such date. In the event of liquidation, dissolution or winding up of the Company prior to conversion of the 1998 Preferred Stock, holders of 1998 Preferred Stock will be entitled to share ratably in all assets available for distribution prior to distributions to holders of Common Stock. In addition, no distributions may be made to holders of Common Stock until holders of 1998 Preferred Stock shall have received a liquidation preference equal to the sum of the stated value of the 1998 Preferred Stock ($1,000 per share) plus an amount equal to ten percent (10%) per annum of such stated value for the period from the date of issuance until the date of final distribution. During 2000 and 1999, 1,800 and 185 shares of the 1998 Convertible Preferred Stock plus accrued dividends of $216,926 and $16,156 were converted into 517,988 and 44,712 shares of the Company’s Common Stock. During the nine months ended September 29, 2001, 638 shares of the 1998 Convertible Preferred Stock were converted into 699,417 shares of Common Stock. During 2000, 1999, and 1998 approximately $543,000, $655,000, and $197,000 of the 8% conversion premium has been accreted and is included in the caption Dividends under Dividends on Preferred Stock in the accompanying consolidated statements of operations.

      For each unit of 1998 Convertible Preferred Stock purchased, each investor received 7.5 warrants to acquire shares of Common Stock of the Company. Upon exercise, holders will be entitled to receive shares of Common Stock for an exercise price of $18.00 per share. The warrants will expire on August 27, 2003. In connection with this transaction, the Company issued 56,250 warrants with an exercise price of $18.00 to purchase shares of the Company’s Common Stock. These warrants were issued to certain individuals as finder’s fees for the placement of preferred shares with investors. All related warrants remain outstanding as of December 29, 2000.

     E. 1997 Convertible Preferred Stock

      The 1997 Convertible Preferred Stock ranks prior to all of the Company’s Common Stock, prior to any class or series of capital stock of the Company thereafter created specifically ranking by its terms junior to 1997 Convertible Preferred, pari passu with the Company’s 1996 Series B-1 Convertible Preferred Stock, 1996 Series B-2 Convertible Preferred Stock and after any class or series of capital stock of the Company thereafter created and specifically ranking by its terms senior to the 1997 Convertible Preferred. The 1997 Convertible Preferred Stock bears a cumulative premium of 6%, payable in kind or cash upon conversion at the option of the Company. Upon conversion of the Preferred Stock, holders will be entitled to receive a number of shares of Common Stock determined by dividing the stated value of the Preferred Stock ($1,000 per share), plus a premium in the amount of 6% per annum of the stated value from the date of issuance (unless the Company

HEARx LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

chooses to redeem the shares otherwise issuable in respect of that premium) by a conversion price equal to the lesser of (i) $50.00, or (ii) 85% of the average of the closing bid prices for shares of Common Stock for the ten day trading period immediately prior to conversion. The 1997 Convertible Preferred Stock may be converted by holders beginning August 15, 1997 and at any time prior to March 17, 2000 and must be converted on that date. During 2000, 1999 and 1998, 1,000, 4,209, and 1,906 shares of the 1997 Convertible Preferred Stock plus accrued dividends of $175,397, $552,743, and $168,787 were converted into 299,214, 1,098,906, and 326,538 shares of the Company’s Common Stock, respectively. No shares of the 1997 Convertible Preferred Stock were outstanding as of December 29, 2000. During 2000, 1999, and 1998 approximately $9,000, $166,000, and $391,000 of the 6% conversion premium has been accreted and is included in the caption Dividends under Dividends on Preferred Stock in the accompanying consolidated statements of operations.

      In connection with the 1997 Convertible Preferred Stock, the Company issued 85,000 warrants with an exercise price of $50.00 and 75,000 warrants with an exercise price of $20.00 to purchase shares of the Company’s Common Stock. These warrants were issued to certain individuals as finder’s fees for the placement of the preferred shares with investors. All related warrants remain outstanding as of December 29, 2000.

F.	1996 Series A, B-1 and B-2 Convertible Preferred Stock

      As of December 26, 1997, all of the shares of the 1996 Series A, B-1, and B-2 Preferred Stock had been converted into shares of Common Stock. Upon conversion of the Series B-1 Preferred Stock, holders were entitled to and were issued 375,000 warrants to acquire shares of Common Stock at $64.70 per share. On August 27, 1998, the Company cancelled 426,413 warrants in exchange for 65,975 new warrants with an exercise price of $20.00. The new warrants are exercisable any time prior to August 24, 2003.

     G. 1996 Senior Preferred Stock

      Holders of the 1996 Senior Preferred Stock received warrants to purchase 1,107,048 shares of common stock at an exercise price of $5.50 per share. Additionally 228,327 warrants, to acquire shares of Common Stock at $ 6.30 per share, were issued to an investment banker as a placement fee. The Company redeemed the 1996 Senior Preferred Stock during May 1996. All but 9,226 of the related warrants had been exercised as of December 29, 2000.

     H. Shareholder Rights Plan

      On December 14, 1999, the Board of Directors approved the adoption of a Shareholder Rights Plan, in which a dividend of one preferred share purchase right ( a “Right”) for each outstanding share of Common Stock was declared, and payable to the stockholders of record on December 31, 1999. The Rights will be exercisable only if a person or group acquires 15% or more of the Company’s Common Stock or announces a tender offer which would result in ownership of 15% or more of the Common Stock. The Rights entitle the holder to purchase one one-hundredth of a share of Series H Junior Participating Preferred Stock at an exercise price of $28.00 and will expire on December 31, 2009.

      Following the acquisition of 15% or more of the Company’s Common Stock by a person or group without the prior approval of the Board of Directors, the holders of the Rights (other than the acquiring person) will be entitled to purchase shares of Common Stock (or Common Stock equivalents) at one-half the then current market price of the Common Stock, or at the election of the Board of Directors, to exchange each Right for one share of the Company’s Common Stock (or Common Stock equivalent). In the event of a merger or other acquisition of the Company without the prior approval of the Board of Directors, each Right will entitle the holder (other than the acquiring person), to buy shares of common stock of the acquiring entity at one-half of

HEARx LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the market price of those shares. The Company will be able to redeem the Rights at $0.01 per Right at any time until a person or group acquires 15% or more of the Company’s Common Stock.

      The Series H Junior Participating Preferred Stock is subject to the rights of the holders of any shares of any series of preferred stock of the Company ranking prior and superior to the Series H Junior participating Preferred Stock with respect to dividends. The holders of shares of Series H Junior Participating Preferred; in preference to the holders of shares of Common Stock, and any other junior stock, shall be entitled to receive dividends, when, as and if declared by the Board of Directors out of funds legally available therefore.

     I. Warrants

      No warrants were exercised in 2000.

      On May 9, 2000, the Company issued warrants with an exercise price of $4.46 to purchase 335,085 shares of the Company’s Common Stock. These warrants were issued in connection with the Series I Convertible Preferred Stock. The warrants are exercisable any time prior to May 9, 2005.

      The aggregate number of common shares reserved for issuance upon the exercise of warrants is 760,998 as of December 29, 2000. The expiration date and exercise prices of the outstanding warrants are as follows:

Outstanding Warrants	Expiration Date	Exercise Price

59,500	2002	$50.00
75,000	2001	20.00
57,712	2003	12.50
30,000	2001	6.30
9,225	2001	5.50
65,975	2003	20.00
112,501	2003	18.00
16,000	Various	6.30 – 40.00
335,085	2005	4.46

760,998

     J. Aggregate and Per Share Cumulative Preferred Dividends.

      As of December 29, 2000 and December 31, 1999, the aggregate and per share amount of arrearages in cumulative preferred dividends/premiums were $1,387,000 and $1,004,000 and $.12/share and $.09/share, respectively.

6. Stock Plans

      The Company has the following stock plans:

     A. Employee Stock Option Plans

      In 1987, the Company established the 1987 Stock Options Plan. It is administered by the Company’s Board of Directors. A maximum of 250,000 shares of Common Stock were authorized for issuance under this plan. All employees of the Company, other than the principal stockholder, were eligible to receive options under this plan at the sole discretion of the Board of Directors. Both incentive and non-incentive stock options could be granted. This plan expired June 2, 1997 and no further option grants can be made under this plan.

HEARx LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The expiration of the plan did not affect the outstanding options which shall remain in full force as if the plan had not expired.

      In 1995, the Company established the 1995 Flexible Stock Plan. It is also administered by the Company’s Board of Directors. An original maximum of 250,000 shares of the Company’s Common Stock were authorized for issuance under this plan. On June 6, 2000 the shareholders approved an increase of 500,000 shares of the Company’s stock available under this plan. The plan authorizes an annual increase in authorized shares equal to 10% of the number of shares authorized as of the prior year. Currently an aggregate of 424,647 shares may be issued under the plan. All employees of the Company are eligible to receive stock options under this plan at the sole discretion of the Board of Directors. Incentive stock options, non-qualified stock options, stock appreciation rights, restricted shares, performance shares, and other stock-based awards may be awarded under this plan.

      On December 14, 1999 the Board of Directors approved the issuance of non-qualified stock options to purchase 268,246 shares of the Company’s Common Stock for $3.88 per share to certain officers of the Company. These grants are independent of the Company’s 1987 and 1995 stock option plans and are to be issued from shares of treasury stock.

      As of December 29, 2000, 346 employees of the Company held options under the Stock Option Plans permitting them to purchase 873,957 shares of Common Stock at prices ranging from $2.00 to $18.75 per share. Options are exercisable for periods ranging from four to nine years commencing one year following the date of grant and are exercisable in cumulative annual installments of 25 percent per year.

      The following table summarizes the transactions of the Company’s employee stock option plans:

	Year Ended

	December 29, 2000		December 31, 1999		December 25, 1998

		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price

Outstanding at beginning of year	764,194	$5.78	464,718	$7.19	466,178	$15.80
Granted	152,360	$4.12	342,256	$4.17	528,080	$10.04
Exercised	1,600	$2.09	1,360	$2.10	10,498	$5.20
Forfeited and cancelled	40,997	$7.42	41,420	$8.45	519,042	$18.32

Outstanding at end of year	873,957	$5.42	764,194	$5.78	464,718	$6.74

Exercisable at end of year	452,214		345,921		272,230

Weighted average fair market of options granted during year	$3.43		$2.96		$7.30

HEARx LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table summarizes information about fixed employee stock options outstanding at December 29, 2000:

		Weighted		Options
		Average	Weighted	Exercisable	Weighted
		Remaining	Average	At	Average
Range of	Options	Contractual	Exercise	December 29,	Exercise
Exercise Price	Outstanding	Life	Price	2000	Price

$2.00	48,515	3.4	$2.00	48,515	$2.00
$2.10 – $ 5.40	458,871	6.3	$4.01	110,435	$4.31
$5.41 – $ 8.75	347,631	5.9	$7.21	278,744	$7.43
$8.75 – $30.00	18,940	6.3	$15.64	14,520	$15.56

	873,957			452,214

      The stock options are exercisable in the following years:

2001	591,178
2002	128,468
2003	117,866
2004	36,445

873,957

      SFAS 123, Accounting for Stock-Based Compensation, requires the Company to provide pro forma information regarding net loss and loss per share as if compensation cost for the Company’s employee stock option plans had been determined in accordance with the fair value based method prescribed in SFAS 123. The Company estimates the fair value of each option at the grant date by using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2000, 1999, and 1998, respectively, no dividends, expected volatility of 89%, 89% and 59%; risk-free interest rates of 5.12%, 6.65% and 5.74% and expected lives ranging from 5 to 10 years.

      Under accounting provisions of SFAS 123, the Company’s net loss and loss per share would have been increased to pro forma amounts indicated below:

	2000	1999	1998

Net Loss applicable to Common Stockholders
As reported	$(4,663,450)	$(4,825,283)	$(12,931,555)
Pro forma	$(5,591,000)	$(5,896,000)	$(14,718,000)
Loss per share — basic and diluted
As reported	$(0.39)	$(0.45)	$(1.28)
Pro forma	$(0.47)	$(0.55)	$(1.45)

     B. Non-Employee Director Plan

      In April 1993, the stockholders of the Company approved the adoption of the HEARx Ltd. Non-qualified Stock Option Plan for Non-Employee Directors (“Directors Plan”). The purpose of the Directors Plan is to increase the proprietary interest of non-employee directors and promote long-term stockholder value by granting stock options. Grants cannot exceed 50,000 shares of Common Stock in the aggregate and may be granted until the Annual Meeting of Stockholders in 2003. Under the plan, non-employee directors are

HEARx LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

granted 1,500 options each year. The option price is the fair market value of the Company’s shares at the date of grant.

      As of December 29, 2000, three directors hold options as follows: 3,000 shares at $ 3.40, 4,500 at $4.00, 4,500 shares at $5.00, 4,500 shares at $6.875, 16,500 at $7.50, and 4,500 shares at prices ranging from $12.50 to $58.75 per share.

     C. Stock Bonus Plan

      The Board of Directors adopted a Stock Bonus Plan (“Bonus Plan”). The number of shares of Common Stock which can be issued under the Bonus Plan cannot exceed 50,000. It is administered by the Board of Directors. The purpose of the Bonus Plan is to provide an incentive to senior management to achieve the Company’s strategic objectives. At present there are nine senior management personnel eligible to participate. No shares were issued in 2000, 1999 or 1998.

7. Major Customers

      During 1999, the Company did not have sales totaling 10% or more of the total net sales to a single customer. In 2000 and 1998, the Company had sales totaling $ 5.7 million and $3.3 million, or 10.1% and 12.7% of net sales to two different single customers.

8. Related Party Transactions

      On January 6, 1999 HEARx West entered into a capitation contract with an affiliate (the “Kaiser Plan”) of its minority owner, the Permanente Federation LLC (the “Plan”). Under the terms of the contract, HEARx West is paid an amount per enrollee of the Kaiser Plan, to provide a once every three years benefit on certain hearing products and services. During 2000 and 1999 approximately $5,722,000 and $4,308,000 of capitation revenue from this contract is included in net revenue in the accompanying consolidated statement of operations.

      On July 31, 1999, the Company entered into an asset purchase agreement with an individual who is employed as the Company’s California Division Manager. Under the terms of this agreement, the Company purchased equipment for consideration of approximately $100,000 and a customer list for consideration of approximately $382,000. Consideration included cash of $75,000, a $325,000 promissory note payable to the individual, and assumed trade payables of approximately $82,000.

9. Income Taxes

      The Company has accounted for certain items (principally depreciation, allowance for doubtful accounts, and the restructure charge) for financial reporting purposes in periods different from those for tax reporting purposes.

      Deferred tax assets are comprised of the following:

HEARx LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	December

	2000	1999

Depreciation	$37,000	$91,000
Allowance for doubtful accounts	103,000	120,000
Other	163,000	241,000
Net operating loss carryforward	25,112,000	23,354,000

	25,415,000	23,812,000
Less valuation allowance	(25,415,000)	(23,812,000)

Net deferred tax asset	$—	$—

      At December 29, 2000 the Company had net operating loss carryforwards of approximately $66,700,000 for both tax and financial reporting purposes. The losses are available for carryforward for fifteen and twenty year periods and will expire beginning in 2002. Any future significant changes in ownership of the Company may limit the annual utilization of the tax net operating loss carryforwards.

10. Restructure Charge

      In order to reduce losses in the northeast region, on December 14, 1998, the Company approved a plan to close 12 of its centers, located in the northeast region. The plan consisted of closing the centers, terminating the employees, transferring the equipment and negotiating the lease terminations. These centers closed in January 1999. During 1999, payments totaling approximately $1,236,000 were made for lease termination costs, employee severance and other. At December 31, 1999, the remaining balance of approximately $215,000 of the restructure reserve related to lease termination costs which were substantially paid as of December 29, 2000. As of December 29, 2000 substantially all phases have been completed.

      These centers had a combined loss for the year ended December 25, 1998 of approximately $1.9 million. A restructure charge of $2,233,800 was recorded in the fourth quarter of 1998 to reflect the costs of closing the centers as detailed below.

Lease termination costs	$1,304,400
Employee severance	81,800
Write down of Fixed Assets to net realizable value	783,100
Other	64,500

Total Restructure Charge	$2,233,800

11. Commitments and Contingencies

      The Company established the HEARx Ltd. 401(k) plan in October 1998. All employees who have attained age 21 with at least three months of service are eligible to participate in the plan. The Company’s contribution to the plan is determined from year to year by the Board of Directors. The Company’s contributions to the plan were approximately $45,400, $42,400 and $8,400 for the years ended December 29, 2000, December 31, 1999 and December 25, 1998, respectively.

      Effective December 14, 1999 the Company entered into five year employment agreements with certain of its executive officers that provide for annual salaries, severance payments, and accelerated vesting of stock options upon termination of employment under certain circumstances or a change in control, as defined.

HEARx LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

12.	Quarterly Financial Data (Unaudited)

	Year Ended December 29, 2000

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

Net Sales	$13,121,767	$15,174,416	$13,347,032	$14,765,749
Operating Expenses	11,040,658	12,796,191	11,461,289	12,996,087
Operating Profit	2,081,109	2,378,225	1,885,743	1,769,662
Net Loss applicable to Commons stockholders(a)	(819,495)	(596,898)	(1,227,839)	(2,019,217)
Earnings per share	(.07)	(.05)	(.10)	(.17)

(a)	net loss applicable to common stockholders for the fourth quarter of 2000 includes a deemed dividend of approximately $571,000 recorded as a result of implementing EITF 00-27 “Application of Issue 98-5 to Certain Convertible Instruments.”

	Year Ended December 31, 1999

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

Net Sales	$10,454,525	$12,005,230	$13,262,242	$11,964,871
Operating Expenses	9,294,961	10,075,064	10,844,561	10,773,528
Operating Profit	1,159,564	1,930,166	2,417,681	1,191,343
Net Loss applicable to Common stockholders	(1,249,290)	(856,971)	(541,227)	(2,177,795)
Earnings per share	(.12)	(.08)	(.05)	(.20)

13.	Fair Value of Financial Instruments

      SFAS 107 requires the disclosure of fair value of financial instruments. The estimated fair value amounts have been determined by the Company’s management using available market information and other valuation methods. However, considerable judgment is required to interpret market data in developing the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methods may have a material effect on the estimated fair value amounts. Furthermore, the Company does not intend to dispose of a significant portion of its financial instruments and thus, any aggregate unrealized gains or losses should not be interpreted as a forecast of future earnings and cash flows. SFAS 107 excludes certain financial instruments from its disclosure requirements, such as leases. In addition, disclosure of fair value estimates are not required for nonfinancial assets and liabilities, such as fixed assets, intangibles and anticipated future business. As a result, the following fair values are not comprehensive and therefore do not reflect the underlying value of the Company.

      The following methods and assumptions were used in estimating fair value disclosure for financial instruments:

Cash and Cash Equivalents — the carrying amounts reported in the consolidated balance sheets approximate those assets’ fair value.

Investment Securities — the carrying amounts reported in the consolidated balance sheets approximate those assets’ fair value (Note 2).

Accounts Receivable — the carrying amounts reported in the consolidated balance sheets approximate those assets’ fair value.

HEARx LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Accounts Payable, Accrued Expenses and Long Term Debt — the carrying amounts reported in the consolidated balance sheets approximate those liabilities’ fair value.

14.	Recent Accounting Pronouncements

      In June 1999, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133, amended by SFAS No. 137 requires companies to recognize all derivative contracts as either assets or liabilities in the balance sheet and to measure them at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged assets or liabilities that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain and loss is recognized in income in the period of change. SFAS No. 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000.

      Historically, the Company has not entered into derivative contracts either to hedge existing risks or for speculative purposes. Accordingly, the Company does not expect the adoption of the new standard as January 1, 2001 to have a material impact on the Company’s financial position, results of operations, or cash flows.

      In December 1999, the SEC staff release Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition in Financial Statements, which provides interpretive guidance on the recognition presentation, and disclosure of revenue in financial statements. SAB 101 must be applied to financial statements no later than the quarter ended September 30, 2000. There was no material impact from the application of SAB 101 on the Company’s financial position, results of operations, or cash flows.

      In March 2000, the FASB issued Interpretation No. 44 (FIN 44), Accounting for Certain Transactions Involving Stock Compensation, and an interpretation of APB. 25. FIN 44 clarifies the application of APB 25 for (a) the definition of an employee for purposes of applying Opinion No. 25, (b) the criteria for determining whether a plan qualifies as a non-compensatory plan, (c) the accounting consequences of various modifications to the terms of a previously fixed stock option or award, and (d) the accounting for an exchange of stock compensation awards in business combination. FIN 44 became effective July 1, 2000, but certain conclusions cover specific events that occur after either December 15, 1998, or January 12, 2000. FIN 44 did not have a material impact on the Company’s financial position, results of operations, or cash flows.

      In June 2001, the FASB finalized FASB Statements No. 141, Business Combinations (SFAS 141), and No. 142, Goodwill and Other Intangible Assets (SFAS 142). SFAS 141 requires the use of the purchase method of accounting and prohibits the use of the pooling-of-interests method of accounting for business combinations initiated after June 30, 2001. SFAS 141 also requires that the Company recognize acquired intangible assets apart from goodwill if the acquired intangible assets meet certain criteria. SFAS 141 applies to all business combinations initiated after June 30, 2001 and for purchase business combinations completed on or after July 1, 2001. It also requires, upon adoption of SFAS 142, that the Company reclassify the carrying amounts of intangible assets and goodwill based on the criteria in SFAS 141.

      SFAS 142 requires, among other things, that companies no longer amortize goodwill, but instead test goodwill for impairment at least annually. In addition, SFAS 142 requires that the Company identify reporting units for the purposes of assessing potential future impairments of goodwill, reassess the useful lives of other existing recognized intangible assets, and cease amortization of intangible assets with an indefinite useful life. An intangible asset with an indefinite useful life should be tested for impairment in accordance with the guidance in SFAS 142. SFAS 142 is required to be applied in fiscal years beginning after December 15, 2001 to all goodwill and other intangible assets recognized at that date, regardless of when those assets were initially recognized. SFAS 142 requires the Company to complete a transitional goodwill impairment test six months

HEARx LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

from the date of adoption. The Company is also required to reassess the useful lives of other intangible assets within the first interim quarter after adoption of SFAS 142. The Company’s previous business combinations were accounted for using the purchase method. The impact of the adoption of SFAS 141 and SFAS 142 on the Company’s financial position and results of operations is not expected to be material.

      In October 2001, the FASB issued SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” which resolves significant implementation issues related to FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, and supersedes the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a business segment. SFAS 144 is effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with early application encouraged. The impact of adoption of SFAS 144 on the Company’s financial position and results of operations is not expected to be material.

15.	Subsequent Events

      On July 27, 2001, the Company and Helix Hearing Care of America Corp., a Canadian corporation (“Helix”), signed a definitive merger agreement. Helix owns or manages 138 hearing healthcare clinics located in Massachusetts, Pennsylvania, New York, Ohio, Michigan, Wisconsin, Minnesota, Washington and Arizona as well as in the Provinces of Ontario and Quebec. The boards of directors of both companies have unanimously approved the transaction. The transaction is subject to shareholder, Canadian court, certain third party and other regulatory approvals. The Company filed a registration statement/proxy on Form S-4 with the U.S. Securities and Exchange Commission on November 8, 2001, which contained all relevant information about the transaction. The transaction is expected to close before the end of the first quarter of 2002.

16.	Canadian Generally Accepted Accounting Principles

      The consolidated financial statements of HEARx, Ltd. have been prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”) which differ in certain respects from accounting principles generally accepted in Canada (“Canadian GAAP”). The following represents the principle differences affecting net loss and stockholders’ equity.

Accounting for Joint Venture

      Under US GAAP the investment in a joint venture in fiscal 1998 was accounted for using the equity method. Under Canadian GAAP the interest in a joint venture is accounted for using the proportionate consolidation method. The effect of this difference for the year ended December 25, 1998 would have been to increase costs and expenses and decrease Equity loss in joint venture by $615,420.

Convertible Preferred Stock

      Under US GAAP the intrinsic value of the beneficial conversion option of the Convertible Preferred Stock was recorded as a deemed dividend. Under Canadian GAAP there is no requirement to record a deemed dividend. The effect of this difference for the year ended December 29, 2000 would have been to increase Accumulated Deficit and decrease Additional Paid-in capital by $571,241 and decrease net loss applicable to common stockholders by $571,241 and decrease net loss per common share — basic and diluted by $.04.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors of

Helix Hearing Care of America Corp.

      We have audited the accompanying consolidated balance sheets of Helix Hearing Care of America Corp. as at November 30, 2000 and 1999 and the related consolidated statements of loss, deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2000 and 1999 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in Canada.

Deloitte & Touche LLP

Montréal, Québec
February 9, 2001 (except for Notes 16 and 17 which are dated February 7, 2002)

AUDITORS’ REPORT

To the Board of Directors of

Helix Hearing Care of America Corp.

      We have audited the consolidated statements of earnings, retained earnings and cash flows for the year ended November 30, 1998. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

      We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

      In our opinion, these consolidated financial statements present fairly, in all material respects, the Company’s results of operations and its cash flows for the year ended November 30, 1998 in accordance with Canadian generally accepted accounting principles.

Demers Beaulne & Associés

Montréal, Québec
Chartered Accountants
February 19, 1999

HELIX HEARING CARE OF AMERICA CORP.

CONSOLIDATED STATEMENTS OF (LOSS) EARNINGS

	Nine Months Ended
	August 31,		Years Ended November 30,

	2001	2000	2000	1999	1998

	$	$	$	$	$

	(unaudited)

	(in Canadian dollars)
Revenues	36,030,070	24,601,441	35,981,994	24,803,824	14,300,630
Operating expenses	37,701,830	22,641,957	33,607,935	24,008,770	12,135,610

(Loss) earnings before the following items	(1,671,760)	1,959,484	2,374,059	795,054	2,165,020
Depreciation and amortization	1,647,113	1,132,071	1,632,201	1,505,684	434,298
Write-off of deferred charges	—	—	—	260,918	—
Interest on long-term debt and convertible debentures	1,642,076	941,275	1,379,286	1,251,655	285,193

(Loss) earnings before income taxes and goodwill charges	(4,960,949)	(113,862)	(637,428)	(2,223,203)	1,445,529
Provision (recovery) for income tax expense	181,252	(43,268)	(237,949)	(927,499)	527,373

(Loss) earnings before goodwill charges	(5,142,201)	(70,594)	(399,479)	(1,295,704)	918,156
Goodwill charges, net of income taxes (Note 5)	(1,304,384)	(332,463)	(1,289,334)	(1,365,990)	166,296

Net (loss) earnings	(6,446,585)	(403,057)	(1,688,813)	(2,661,694)	751,860

Per common share
Basic	(0.16)	(0.01)	(0.06)	(0.09)	0.04
Basic before goodwill charges	(0.13)	—	(0.01)	(0.05)	0.04

Weighted average number of common shares outstanding	40,423,185	30,316,043	30,683,763	28,238,717	20,960,681

HELIX HEARING CARE OF AMERICA CORP.

CONSOLIDATED STATEMENTS OF (DEFICIT) RETAINED EARNINGS

	Nine Months Ended
	August 31,		Years Ended November 30,

	2001	2000	2000	1999	1998

	$	$	$	$	$

	(unaudited)

	(in Canadian dollars)
(Deficit) retained earnings at beginning of period	(3,617,181)	(1,792,719)	(1,792,719)	1,353,530	660,403
Net (loss) earnings	(6,446,585)	(403,057)	(1,688,813)	(2,661,694)	751,860
Share issue costs, net of income taxes of $83,000 ($297,000 in 1999 and $35,998 in 1998)	(104,166)	(44,822)	(135,649)	(484,555)	(58,733)

(Deficit) retained earnings at end of period	(10,167,932)	(2,240,598)	(3,617,181)	(1,792,719)	1,353,530

HELIX HEARING CARE OF AMERICA CORP.

CONSOLIDATED BALANCE SHEETS

		As at November 30,
	As at August 31,
	2001	2000	1999

	$		$
	(unaudited)	$

	(in Canadian dollars)
Assets
Current assets
Cash	2,306,601	2,593,513	2,606,179
Short-term investments	—	—	2,311,278
Accounts receivable	9,105,328	10,144,957	6,663,050
Income taxes receivable	118,556	216,446	224,230
Inventories	1,053,517	1,554,904	991,144
Prepaid expenses	331,447	350,906	303,161

	12,915,449	14,860,726	13,099,042
Capital assets (Note 4)	5,316,561	5,443,267	3,406,689
Other assets (Note 5)	32,912,576	33,701,902	12,929,250
Future income taxes	3,105,870	3,269,024	1,908,725

	54,250,456	57,274,919	31,343,706

Liabilities
Current liabilities
Accounts payable and accrued liabilities	7,307,806	8,466,056	4,770,485
Current portion of long-term debt (Note 7)	3,518,837	3,868,153	979,847

	10,826,643	12,334,209	5,750,332
Long-term debt (Note 7)	10,661,368	9,458,667	2,289,186
Convertible debentures (Note 8)	8,738,500	8,678,000	8,364,000

	30,226,511	30,470,876	16,403,518

Shareholders’ equity
Capital stock (Note 9)	33,723,512	30,228,004	17,071,336
Deficit	(10,167,932)	(3,617,181)	(1,792,719)
Cumulative translation adjustment	468,365	193,220	(338,429)

	24,023,945	26,804,043	14,940,188

	54,250,456	57,274,919	31,343,706

HELIX HEARING CARE OF AMERICA CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended
	August 31,		Years Ended November 30,

	2001	2000	2000	1999	1998

	$	$	$	$	$

	(unaudited)

	(in Canadian dollars)
Operating activities
Net (loss) earnings	(6,446,585)	(403,057)	(1,688,813)	(2,661,694)	751,860
Items not affecting cash
Depreciation and amortization	2,951,497	1,632,249	2,545,949	1,944,153	665,131
Write-off of goodwill	—	—	1,084,134	1,962,678	—
Future income taxes	181,252	(210,983)	(1,022,808)	(1,701,738)	280,968
Other	363,218	32,297	103,500	(33,918)	17,739
Changes in non-cash operating working capital items (Note 11)	500,117	(1,434,989)	399,145	(235,626)	(2,246,044)

	(2,450,501)	(384,483)	1,421,107	(726,145)	(530,346)

Financing activities
Net change in bank loan	—	—	—	(396,118)	206,118
Increase in long-term debt	5,138,996	—	1,587,011	89,768	1,331,707
Repayment of long-term debt and capital leases	(4,664,480)	(900,344)	(1,116,445)	(691,366)	(274,332)
Issuance of convertible debentures	—	—	—	4,567,800	4,066,200
Issuance of common shares	3,402,700	750,000	5,259,500	8,114,700	614,868
Redemption of common shares	—	(97,073)	(97,073)	(22,035)	—
Share issue costs	(104,166)	(44,822)	(218,649)	(781,555)	(94,731)

	3,773,050	(292,239)	5,414,344	10,881,194	5,849,830

Investing activities
Business acquisitions net of cash acquired (Note 3)	—	(919,788)	(7,440,519)	(3,288,731)	(3,019,578)
Acquisition of capital assets	(800,334)	(803,090)	(1,331,254)	(1,381,647)	(804,154)
Proceeds on disposal of capital assets	—	—	—	51,148	—
Other assets	(809,127)	(444,539)	(398,291)	(1,240,061)	(1,265,879)

	(1,609,461)	(2,167,417)	(9,170,064)	(5,859,291)	(5,089,611)

Effect of exchange rate changes on foreign cash	—	—	10,669	(45,422)	(13,634)

Net increase (decrease) in cash and cash equivalents	(286,912)	(2,844,139)	(2,323,944)	4,250,336	216,239
Cash and cash equivalents at beginning of period	2,593,513	4,917,457	4,917,457	667,121	450,882

Cash and cash equivalents at end of period	2,306,601	2,073,318	2,593,513	4,917,457	667,121

HELIX HEARING CARE OF AMERICA CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Information as at and for the Nine-Month Periods Ended August 31, 2001 and 2000
is Unaudited (in Canadian dollars)

1. Description of the business

      Helix Hearing Care of America Corp. (“Helix” or the “Company”) was formed on August 26, 1996 by Articles of Incorporation issued pursuant to the provisions of the Business Corporations Act (Alberta). The Company’s articles have been amended on July 9, 1999, for the continuance of the Company under the Canada Business Corporations Act. The Company owns a network of clinics in Ontario and the United States and provides management, administration, supply and marketing services to clinics in Quebec. Revenues include sales of hearing aids and accessories and management advisory services fees.

2. Accounting policies

      The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and related disclosures. Actual results could differ from those estimates. Canadian generally accepted accounting principles differ in certain material respects with United States GAAP, significant differences relevant to the Company are presented in Note 16.

     Unaudited interim financial statements — August 31, 2001 and 2000

      In the opinion of management, the unaudited interim consolidated financial statements contain all adjustments of a normal recurring nature necessary to present fairly the financial position, results of operations and cash flows for the periods presented. Operating results for the nine months ended August 31, 2001 are not necessarily indicative of the results that may be expected for the year ending November 30, 2001.

     Revenue recognition

      Revenues are recognized upon delivery of hearing aids or when management, administration, supply and marketing services are rendered.

     Consolidation

      The consolidated financial statements include the accounts of the Company and those of its majority owned subsidiaries. Business acquisitions are accounted for under the purchase method and the results of operations of these businesses are included in the consolidated financial statements from the acquisition date of the investments.

     Cash and cash equivalents

      Cash and cash equivalents include cash and short-term investments in money market instruments with original maturities of three months or less.

     Inventories

      The inventories are valued at the lower of cost and replacement value. Cost is determined on a first in, first out basis.

HELIX HEARING CARE OF AMERICA CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Capital assets

      Capital assets are stated at cost and amortized on a straight-line basis over their estimated useful lives as follows:

Professional equipment	20%
Computer equipment and software	30%
Office equipment	20%
Leasehold improvements	lesser of lease term or 20%

     Other assets

      Goodwill represents the excess of purchase price over the value assigned to the net tangible assets of businesses acquired. Goodwill is stated at cost and amortized on a straight-line basis over 20 years.

      Other assets also comprise financing charges, development charges and unrealized foreign currency (gain) loss related to long-term debt and convertible debentures. These charges are stated at cost less accumulated amortization and are amortized over a maximum period of five years.

     Impairment of long-lived assets

      Helix evaluates the carrying value of its long-lived assets on an ongoing basis. In order to determine whether an impairment exists, management considers the projected operating results as well as other indicators. An impairment loss is measured as the amount by which the carrying amount of assets exceeds their fair value. Fair value is based on anticipated discounted future cash flows generated by the related asset. Any permanent impairment in the carrying value of assets is charged against earnings in the period an impairment is determined.

     Stock option plan

      The Company has a stock option compensation plan, which is described in Note 9. No compensation expense is recognized for this plan when stock options are granted to employees and directors. Any consideration paid by employees and directors on exercise of stock options is credited to share capital.

     Foreign currency translation

      The foreign subsidiary is considered as a self-sustaining foreign company and the current rate method is used to translate its financial statements into Canadian dollars. The resulting translation adjustment is reported under a separate component of shareholders’ equity and recognized in income when a reduction of the investment in the subsidiary is realized.

      Unrealized translation gains and losses resulting from the conversion of long-term liabilities are deferred and amortized over the remaining life of these long-term liabilities on a straight-line basis.

     Warranties

      Hearing aids sold by Helix are covered by manufacturers’ warranties.

     Accounting changes

      On December 1, 2000, Helix adopted the recommendation of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3465, Income Taxes, which modifies the method of accounting for income taxes. The existing deferral method, which focuses on the statement of earnings, was replaced with the liability method of tax allocation, which focuses on the balance sheet. Future income taxes represent

HELIX HEARING CARE OF AMERICA CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

temporary differences between the tax basis of assets and liabilities and their carrying values for accounting purposes. A valuation allowance is provided for the amount of future income tax assets which are not considered more likely than not to be realized. The liability method requires all future income tax assets and liabilities to be remeasured at the tax rate that is expected to apply when the temporary differences reverse. The adoption of the new standard will not have a material effect on the consolidated financial statements of the Company.

      On December 1, 2000, Helix also adopted the recommendation of the CICA Handbook Section 3461, Employee Future Benefits. This standard requires companies to accrue the costs of postretirement benefits other than pensions over the expected working lives of employees in a manner similar to pension costs. Under previous practice, such costs were charged to income as incurred. The new standard also requires a change in the discount rate used to value liabilities and service costs from an estimated long-term interest rate to a market-based interest rate. The adoption of the new standard did not have a material effect on the consolidated financial statements of the Company.

      The CICA has issued Handbook Section 3500, Earnings Per Share (“EPS”) effective for fiscal years beginning on or after January 1, 2001. The revised section requires the use of the treasury stock method to compute the dilutive effect of potential common shares. Helix will adopt the new standard for the year ending November 30, 2002.

     Comparative figures

      Certain prior period amounts presented for comparative purposes have been reclassified to conform with the presentation adopted in the current year.

3. Business acquisitions

      During the year, the Company acquired 100% of all assets and shares of several private companies for a total consideration of $18,457,939 ($5,600,322 in 1999). These acquisitions were accounted for by the purchase method, and the results of operations are included in the consolidated financial statements from the effective date of acquisition. The consideration in excess of the fair value of the identifiable net assets has been ascribed to goodwill. The purchase price was allocated as follows:

	2000	1999

	$	$
Current assets	2,310,181	846,489
Capital assets	1,371,935	577,855
Other assets	493,642	—
Liabilities assumed	(7,750,024)	(358,314)

	(3,574,266)	1,066,030
Goodwill acquired	22,032,205	4,534,292

	18,457,939	5,600,322

Detail of purchase price
Cash	7,440,519	3,288,731
Promissory notes	2,767,438	1,336,744
Common shares (4,976,191 shares in 2000 and 575,075 in 1999)	8,249,982	974,847

	18,457,939	5,600,322

HELIX HEARING CARE OF AMERICA CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4. Capital assets

	2000

		Accumulated	Net Book
	Cost	Amortization	Value

	$	$	$
Professional equipment	3,454,902	971,928	2,482,974
Computer equipment and software	2,796,858	1,156,968	1,639,890
Office equipment	860,553	309,253	551,300
Leasehold improvements	573,888	183,851	390,037
Equipment under capital leases	479,617	100,551	379,066

	8,165,818	2,722,551	5,443,267

	1999

		Accumulated	Net Book
	Cost	Amortization	Value

	$	$	$
Professional equipment	2,008,045	464,433	1,543,612
Computer equipment and software	1,440,848	408,061	1,032,787
Office equipment	530,028	151,608	378,420
Leasehold improvements	339,559	82,742	256,817
Equipment under capital leases	249,466	54,413	195,053

	4,567,946	1,161,257	3,406,689

      Depreciation of capital assets amounted to $1,219,528 in 2000 ($776,937 in 1999 and $278,121 in 1998).

5. Other assets

	2000	1999

	$	$
Goodwill, at cost	33,954,740	12,596,907
Less accumulated amortization	1,831,729	746,405

	32,123,011	11,850,502
Financing charges	460,678	563,213
Unrealized foreign currency loss (gain) on long-term liabilities	113,917	(300,000)
Development charges	1,004,296	815,535

	33,701,902	12,929,250

      Amortization of other assets, excluding goodwill, amounted to $412,673 in 2000 ($728,747 in 1999 and $156,177 in 1998). During fiscal year 1999, Helix has revised the amortization period of the goodwill to 20 years. Goodwill charges amounted to $1,997,882 ($2,140,229 in 1999 and $230,833 in 1998) net of income taxes of $708,548 ($774,239 in 1999 and $64,537 in 1998).

6. Bank loan

      At November 30, 1999, the Company had an authorized bank loan of $600,000, bearing interest at prime rate plus 0.75% secured by accounts receivable and inventories.

HELIX HEARING CARE OF AMERICA CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7. Long-term debt

	2000	1999

	$	$
Loans totalling US$4,918,801 (US$550,000 in 1999), bearing interest at variable rates, secured by accounts receivable, inventories and some equipment, repayable in various amounts until 2005	7,553,310	813,197
Loans bearing interest at variable rates, secured by accounts receivable, inventories and some equipment, repayable in various amounts until 2003	223,956	255,955
Promissory notes in connection with business acquisitions (including an amount of US$3,000,925 in 2000 and US$1,288,500 in 1999), bearing interest at fixed rates between 4% and 7%, repayable in various amounts until 2007	5,120,720	2,005,147
Obligation under capital leases bearing interest at rates between 5.9% to 12%, repayable until 2005	428,834	194,734

	13,326,820	3,269,033
Current portion of long-term debt	3,868,153	979,847

	9,458,667	2,289,186

      Principal repayments of long-term debt (excluding capital leases) to be made during the next five years and thereafter are as follows:

$

2001	3,775,036
2002	3,172,566
2003	1,692,574
2004	1,128,568
2005	645,935
Thereafter	2,483,307

12,897,986

      Future minimum payments under capital leases together with the balance of the obligation due under capital leases are as follows:

$

2001	126,419
2002	126,730
2003	111,602
2004	89,846
2005	64,161

518,758
Less amount representing interest	89,924

Obligation under capital leases	428,834
Less current portion	93,117

335,717

HELIX HEARING CARE OF AMERICA CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8. Convertible debentures

	2000	1999

	$	$
Unsecured 5% convertible subordinated debentures, maturing in 2002(a)	1,000,000	1,000,000
13% convertible subordinated debentures, maturing in 2003(US$5,000,000 in 2000 and 1999)(b)	7,678,000	7,364,000

	8,678,000	8,364,000

(a)	The debentures are convertible at the option of the holders into common shares of the Company, at any time, at a conversion price of $2.00 per common share before April 2000, $2.50 per common share before April 2001 and $3.00 per common share before April 2002, subject to adjustments in certain events. The debentures are also convertible at the option of the Company at the same price and conditions mentioned above only if the quoted market value of the Company’s common shares is greater than $3.50 per common share. The debentures are redeemable at the Company’s option.

(b)	The convertible debentures are convertible into common shares of the Company at $1.53 per share and are secured by a floating charge on the Company’s present and future assets. The holders of the convertible debentures have also received detachable warrants to purchase up to 2,525,883 common shares of the Company at $1.70 per share. The debentures are redeemable at the Company’s option.

9. Capital stock

Authorized, in an unlimited number and without par value

           Common shares, voting, participating

           Preferred shares, voting, redeemable at Company’s or shareholder’s discretion at the value of the consideration received upon issuance.

           The changes in the issued and outstanding common shares of Helix are as follows:

	Number of
	Common	Stated
	Shares	Capital

		$
Balance, November 30, 1997	19,685,520	4,521,820
Exercise of stock options and conversion of warrants	1,779,359	614,868
Issuance as consideration for business acquisitions	1,699,483	2,717,136
Conversion of long-term debt	100,000	150,000

Balance, November 30, 1998	23,264,362	8,003,824
Issuance of shares for cash consideration	5,300,000	7,420,000
Conversion of warrants	688,000	683,000
Exercise of stock options	117,000	11,700
Issuance as consideration for business acquisitions (Note 3)	575,075	974,847
Redemption of common shares	(15,300)	(22,035)

Balance, November 30, 1999	29,929,137	17,071,336
Issuance of shares for cash consideration	3,610,000	5,259,500
Issuance as consideration for business acquisitions (Note 3)	4,976,191	8,249,982
Redemption of common shares	(243,200)	(352,814)

Balance, November 30, 2000	38,272,128	30,228,004
Issuance of shares for cash consideration (unaudited)	2,608,462	3,391,000
Issuance of shares for non-cash consideration (unaudited)	66,892	92,808
Exercise of stock options (unaudited)	117,000	11,700

Balance, August 31, 2001 (unaudited)	41,064,482	33,723,512

      As at November 30, 2000, 1999 and 1998, no preferred shares were issued and outstanding.

HELIX HEARING CARE OF AMERICA CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      On November 28, 2000, Helix completed a private placement. Under this agreement, the Company issued 3,110,000 common shares for a total consideration of $4,509,500 and 122,044 warrants allowing the holder to purchase common shares at a price of $1.65 until June 2002.

      On December 22, 1999, Helix completed a private placement. Under this agreement, the company issued 500,000 common shares for a total consideration of $750,000 and 10,000 warrants allowing the holder to purchase common shares at a price of $1.50 until December 2001.

      On February 18, 1999, Helix completed a private placement. Under this agreement, the Company issued 5,300,000 common shares for a total cash consideration of $7,420,000 and 2,500,000 warrants allowing the holder to purchase common shares at a price of $1.75 until February 2001. In February 2000, 1,250,000 warrants were cancelled following their expiration.

     Stock options

      Under Helix’s 1996 stock option plan, stock options are periodically granted to designated directors, officers, employees and unrelated third parties. These options, which are vested immediately at the grant date, provide the individuals with the right to purchase common shares from Helix at a fixed strike price. This stock option plan was terminated in May 1999. No stock options were granted under this plan in 1999 and 2000.

      A summary of the status of Helix’s 1996 stock option plan as at November 30, 2000, 1999, 1998 and August 31, 2001 and the changes during the periods ended on those dates are as follows:

			Years Ended

	Nine Months Ended
	August 31, 2001		2000		1999		1998

		Weighted-		Weighted-		Weighted-		Weighted-
		average		average		average		average
		Exercise		Exercise		Exercise		Exercise
	Options	Price	Options	Price	Options	Price	Options	Price

		$		$		$		$

	(unaudited)
Outstanding at beginning of period	1,176,000	1.02	1,586,000	1.11	1,748,000	1.02	1,934,259	0.15
Granted	—	—	—	—	—	—	1,280,000	1.40
Cancelled	(100,000)	1.40	(410,000)	1.40	(45,000)	1.40	(1,900)	0.20
Exercised	(117,000)	0.10	—	1.02	(117,000)	0.10	(1,464,359)	0.20

Outstanding at end of period	959,000	1.09	1,176,000	1.02	1,586,000	1.11	1,748,000	1.02

      The following table summarizes information about stock options outstanding at November 30, 2000:

		Weighted-	Weighted-
Range of		average	average
exercise price	Options	Remaining Life	exercise price

			$
0.10 – 1.00	351,000	0.87	0.10
1.00 – 2.00	825,000	1.53	1.40

	1,176,000	0.78	1.02

      In 1999, Helix established its 1999 stock option plan for the benefit of its employees, officers, directors and consultants. Under the plan, a total of 2,156,425 common shares could be issued. The right to exercise those options, which are vested immediately at the grant date, terminates up to ten years after such date.

HELIX HEARING CARE OF AMERICA CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      A summary of the status of Helix’s 1999 stock option plan as at November 30, 2000, 1999 and August 31, 2001, and the changes during the periods ended on those dates are as follows:

			Years ended

	Nine Months Ended
	August 31, 2001		2000		1999

		Weighted-		Weighted-		Weighted-
		average		average		average
		Exercise		Exercise		Exercise
	Options	Price	Options	Price	Options	Price

		$		$		$

	(unaudited)
Outstanding at beginning of period	746,490	1.42	744,000	1.52	—	—
Granted	1,591,000	1.41	252,490	1.40	744,000	1.52
Cancelled	(50,000)	1.70	(250,000)	1.70	—	—

Outstanding at end of period	2,287,490	1.41	746,490	1.42	744,000	1.52

      The following table summarizes information about stock options outstanding at November 30, 2000:

		Weighted-	Weighted-
Range of		average	average
Exercise Price	Options	Remaining Life	Exercise Price

$
1.00 – 2.00	746,490	1.53	1.42

     Warrants

      A summary of the status of Helix’s warrants as at November 30, 2000, 1999, 1998 and August 31, 2001, and the changes during the periods ended on those dates are as follows:

			Years ended

	Nine Months Ended
	August 31, 2001		2000		1999		1998

		Weighted-		Weighted-		Weighted-		Weighted-
		average		average		average		average
		Exercise		Exercise		Exercise		Exercise
	Warrants	Price	Warrants	Price	Warrants	Price	Warrants	Price

		$		$		$		$

	(unaudited)
Outstanding at beginning of period	5,297,212	1.77	5,850,883	1.81	2,288,000	1.71	1,375,000	1.48
Granted	—	—	796,329	1.56	4,247,883	1.73	1,228,000	1.79
Cancelled	(1,600,000)	1.75	(1,350,000)	1.82	—	—	—	—
Exercised	—	—	—	—	(685,000)	1.00	(315,000)	1.00

Outstanding at end of period	3,697,212	1.77	5,297,212	1.77	5,850,883	1.81	2,288,000	1.71

      The following table summarizes information about warrants outstanding as at November 30, 2000:

		Weighted-	Weighted-
Range of		average	average
Exercise Price	Warrants	Remaining Life	Exercise Price

			$
1.00 – 2.00	4,922,212	1.89	1.69
2.00 – 3.00	375,000	1.19	2.75

	5,297,212	1.84	1.77

HELIX HEARING CARE OF AMERICA CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10. Income taxes

      The reconciliation of the Company’s effective income tax rate for the years ended November 30, is as follows:

	2000	1999	1998

	%	%	%
Combined Canadian federal and provincial tax rates	37.80	40.33	38.02
Lesser tax rate in other jurisdictions	(0.55)	(0.29)	—
Non-deductible amortization of goodwill and other	(1.25)	(1.04)	0.08

	36.00	39.00	38.10

11. Additional information to the statement of cash flows

     Changes in non-cash operating working capital items are as follows:

	2000	1999	1998

	$	$	$
Accounts receivable	(1,923,722)	(1,279,367)	(1,477,004)
Income taxes receivable	(48,966)	(41,627)	(182,603)
Inventories	(70,295)	(327,247)	(172,893)
Prepaid expenses	123,741	(228,819)	(31,471)
Accounts payable and accrued liabilities	2,318,387	1,641,434	(137,991)
Income taxes payable	—-	—	(244,082)

	399,145	(235,626)	(2,246,044)

     Additional information

	2000	1999	1998

	$	$	$
Interest paid	1,294,832	1,186,926	214,094
Income taxes paid	(28)	56,993	259,345
Capital assets acquired under capital lease arrangements	326,045	154,305	95,161

12. Commitments

      The Company is committed under lease agreements. Future minimum payments required in the next five years are as follows:

$

2001	2,157,180
2002	1,697,139
2003	1,333,989
2004	822,574
2005	632,135

HELIX HEARING CARE OF AMERICA CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

13. Financial instruments

     Credit risk

      The maximum credit risk exposure in connection with the accounts receivable is $10,144,957 ($6,663,050 in 1999) including an amount of $4,594,356 ($2,124,142 in 1999) which is denominated in US dollars. The Company’s concentration of credit risk is moderate. However, the clients from whom the accounts are receivable have common characteristics, particularly with regards to the nature of their activities and economic or other disturbances, which could alter their ability to meet their obligations.

     Foreign exchange risk

      The Company is exposed to foreign exchange risk as a result of the activities of its subsidiaries in the United States, and has no financial instruments that could reduce this risk.

     Interest rate risk

      As at November 30, 2000 and 1999, most of the long-term debt and all of the convertible debentures were at fixed interest rates.

     Fair value

      The Company’s financial instruments appearing in the consolidated balance sheet include cash and cash equivalents, accounts receivable, current liabilities (excluding income taxes payable), long-term debt and convertible debentures.

      Fair value approximates amounts at which financial instruments could be exchanged between consenting parties, based on current markets for instruments of the same risks, principal and remaining maturities. Due to the use of subjective judgement and uncertainties, the aggregate fair value amount should not be interpreted as being realizable in an immediate settlement of the instruments.

      As at November 30, 2000 and 1999, the book value of all financial instruments approximates fair value either because of their short-term maturities or their variable rates with the following exception:

	2000		1999

	Book Value	Fair Value	Book Value	Fair Value

	$	$	$	$
Fixed rate long-term liabilities	14,227,554	14,777,581	10,563,881	11,257,116

14. Related party transactions

      a) The Company leases premises from some directors. During the year ending November 30, 2000, rent of $15,600 ($61,153 in 1999 and $69,721 in 1998) was paid to those directors.

      b) Revenues of $6,416,695 ($5,067,696 in 1999 and $4,387,513 in 1998) were concluded with companies under common control. As at November 30, 2000, an amount of $3,047,527 ($3,010,487 in 1999 and $2,420,249 in 1998) resulting from these transactions has been included in the accounts receivable.

      These transactions were concluded in the normal course of business and have been recorded at the exchange amounts, which are the amounts established and agreed upon by the related parties.

15. Segmented information

      The Company operates in one business segment, which comprises the sales of hearing aids and accessories and management advisory services. Its business units are located in Canada and in the United States.

HELIX HEARING CARE OF AMERICA CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Information concerning geographic areas

	As of and for the Years Ended November 30,

	Canada			United States

	2000	1999	1998	2000	1999	1998

	$	$	$	$	$	$
Revenues	15,505,673	12,313,889	9,483,315	20,476,321	12,489,935	4,817,315
Capital assets and goodwill	6,250,074	4,824,731	4,148,959	31,316,204	10,432,460	7,712,200

	As of and for the Periods Ended August 31,

	Canada		United States

	2001	2000	2001	2000

	$	$	$	$

	(unaudited)		(unaudited)
Revenues	11,807,340	11,112,679	24,222,730	13,488,762
Capital assets and goodwill	5,892,268	6,047,556	30,693,440	14,859,453

     Information concerning products and services

	Nine Months Ended
	August 31,		Years Ended November 30,

	2001	2000	2000	1999	1998

	$	$	$	$	$

	(unaudited)
Revenues from Hearing aids and accessories	34,406,721	23,175,084	33,985,187	23,078,143	12,490,232
Management advisory Services	1,623,349	1,426,357	1,996,807	1,725,681	1,810,398

16.	Reconciliation of results reported in accordance with Canadian GAAP to US GAAP and other supplementary US GAAP disclosures

      These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, which differ in some respects from those in the United States. The following table presents amounts that would have been reported had the Company’s consolidated financial statements been prepared on the basis of United States accounting principles.

      In Canada, the Accounting Standards Board has approved an addendum to “Business Combinations, Section No. 1580” that permits goodwill amortization expense to be presented net-of-tax on a separate line in the Consolidated Income Statement. This presentation is not currently permitted under United States GAAP.

HELIX HEARING CARE OF AMERICA CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Reconciliation of net earnings

	Nine Months Ended
	August 31,		Years Ended November 30,

	2001	2000	2000	1999

	$	$	$	$

	(unaudited)
Net loss — Canadian GAAP	(6,446,585)	(403,057)	(1,688,813)	(2,661,694)
Adjustments
Foreign currency translation(ii)	(6,720)	(56,561)	(413,917)	343,662
Development charges(iii)	(344,894)	(57,204)	133,793	(59,900)
Goodwill amortization(iv)	102,000	—	—	—
Convertible debenture(v)	(223,183)	(223,183)	(297,578)	(152,036)
Stock-based compensation(vi)	(325,522)	—	(52,500)	(23,468)

Net loss — United States GAAP	(7,244,904)	(740,005)	(2,319,015)	(2,553,436)

Basic and diluted EPS — United States GAAP	(0.18)	(0.02)	(0.08)	(0.09)

     Reconciliation of shareholders’ equity

		As at November 30,
	As at August 31,
	2001	2000	1999

	$
	(unaudited)	$	$
Shareholders’ equity — Canadian GAAP	24,023,945	26,804,043	14,940,188
Adjustments
Foreign currency translation(ii)	(120,637)	(113,917)	300,000
Development charges(iii)	(1,026,636)	(681,742)	(815,535)
Goodwill(iv)	(2,618,000)	(4,080,000)	—
Convertible debenture(v)	595,156	818,339	1,115,917

Shareholders’ equity — United States GAAP	20,853,828	22,746,723	15,540,570

(i)	Income taxes and adjustment for change in accounting policy

On December 1, 2000, the Company adopted the recommendations of CICA Handbook Section 3465 “Income taxes” (see Note 2). The recommendations of Section 3465 are similar to the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 109 “Accounting for Income Taxes” issued by the Financial Accounting Standards Board (“FASB”). Under the asset and liability method, future tax assets and liabilities are determined based on the differences between the carrying amounts and tax basis of assets and liabilities, and are measured using enacted tax rates and laws in effect as at the date of the financial statements. Future tax assets are accounted for only if management believes it is more likely than not that they will be realized. The effect of retroactively applying these new recommendations on the current year’s and prior years’ financial statements is not material.

(ii)	Translation of foreign currencies

Under Canadian GAAP, unrealized exchange gains and losses arising on the translation, at exchange rates prevailing on the balance sheet date, of long-term debt repayable in a foreign currency are deferred and amortized to income over the remaining life of the related debt. Under U.S. GAAP, such exchange gains and losses are included in income in the period in which they occurred.

HELIX HEARING CARE OF AMERICA CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(iii)	Development charges

Under U.S. GAAP, development costs and acquisition costs incurred by the acquiree are expensed as incurred, whereas under Canadian GAAP, costs meeting certain criteria are capitalized on the balance sheet. Included under the caption development charges are other intangibles and noncompete agreements that are amortized on the straight-line basis over the period benefited.

(iv)	Goodwill

Under Canadian GAAP, when the amount of contingent consideration can be reasonably estimated at the date of acquisition and the outcome of the contingency can be determined beyond reasonable doubt, the amount of contingent consideration is recorded at that date as part of the cost of the purchase. Under United States GAAP, consideration issuable upon resolution of a contingency is not recorded unless issuance or distribution is virtually certain.

(v)	Convertible debenture

Under Canadian GAAP, the liability and equity components of compound financial instruments, such as the Companys’ convertible debentures, are included in long-term debt and shareholders’ equity, respectively and interest costs pertaining to the equity component are accreted directly to long-term debt. Under Canadian GAAP, the less easily measurable component (the equity instrument) was established as the residual amount after deducting from the instrument as a whole the amount separately determined for the component that is more easily measurable (the debt instrument). As the amounts attributable to the conversion feature and warrants were deemed immaterial, at the time of issuance, the convertible debentures were recorded entirely as long-term debt, with interest expense charged to earnings. Under U.S. GAAP the amounts attributable to the warrants are determined separately based on fair values at the time of issuance.

(vi)	Stock-based compensation

Under Canadian GAAP, stock options are accounted for at the date of exercise, when the purchase is recorded as an increase to capital stock. For purposes of reconciliation to U.S. GAAP, stock options granted to employees have been accounted for using the intrinsic value method prescribed by APB 25. Options or warrants granted to consultants providing services to the Company are accounted for using the fair value method based on the fair value of the options granted and recorded as an expense in statements of earnings or as share issue expenses in share capital for underwriters.

(vii)	Earnings per share

Under Canadian GAAP, fully diluted EPS is calculated by adjusting net income available to common shareholders for imputed earnings on funds which would have been received on the exercise of options. Under U.S. GAAP, diluted net earnings (loss) per share is calculated based on the weighted average number of shares outstanding during the year, plus the effects of dilutive common share equivalents, such as options and warrants. This method requires that diluted net earnings (loss) per share be calculated, using the treasury stock method, as if all common share equivalents had been exercised at the beginning of the reporting period, or period of issue, as the case may be, and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of the common shares during the period. Common stock options and warrants to purchase common shares as disclosed in Note 9 were not included in the computation of diluted earnings per share because the Company reported a loss under U.S. GAAP for each of the periods presented and the inclusion of the options would be anti-dilutive.

(viii)	Comprehensive income

Cumulative other comprehensive income is comprised solely of foreign currency translation adjustments which result from the process of translating the financial statements of foreign subsidiaries.

HELIX HEARING CARE OF AMERICA CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table presents comprehensive income in accordance with SFAS 130 “Reporting Comprehensive Income”:

	Nine Months Ended
	August 31,		Years Ended November 30,

	2001	2000	2000	1999

	$	$	$	$

	(unaudited)
Net loss — United States GAAP	(7,244,904)	(740,005)	(2,319,015)	(2,553,436)
Other comprehensive income:
Foreign currency translation adjustment	275,145	43,974	531,649	(344,291)

Comprehensive loss	(6,969,759)	(696,031)	(1,787,366)	(2,897,727)

(ix)	Income taxes

As a result of above adjustments from Canadian GAAP to US GAAP, future tax assets under US GAAP include an adjustment of $251,000 ($43,000 in 1999, $319,000 in August 2001 and $134,000 in August 2000). This would result in a corresponding adjustment in the valuation allowance under US GAAP.

(x)	Recent pronouncements

In June 1998, the FASB issued SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS No. 133 establishes accounting and reporting standards for derivative instruments and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. SFAS No. 137, issued by the FASB in July 1999, establishes a new effective date for SFAS No. 133. This statement, as amended by SFAS No. 137, is effective for all fiscal quarters of fiscal years beginning after June 15, 2000 and is therefore effective for Helix beginning with its fiscal quarter ending February 28, 2001. In June 2000, FASB issued SFAS No. 138, “Accounting for Certain Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133.” SFAS No. 138 addresses a limited number of issues causing implementation difficulties for SFAS No. 133. SFAS No. 138 is required to be adopted concurrently with SFAS No. 133 and is therefore effective for Helix beginning with its fiscal quarter ending February 28, 2001. Because of the limited use of derivative instruments, there will be no material effect on Helix’s consolidated financial statements.

In March 2000, the FASB issued interpretation No. 44, or FIN 44 “Accounting for Certain Transactions Involving Stock Compensation,” which is an interpretation of Accounting Principles Board Opinion No. 25, or APB Opinion 25. This interpretation, which clarifies the definition of an employee non-compensatory plan, accounting consequences of various modifications to previously fixed stock options or awards and the exchange of stock compensation awards is a business combination. The adoption of FIN 44 did not have an impact on Helix’s consolidated financial statements.

In July 2001, the FASB issued SFAS No. 141 “Business Combinations” and SFAS No. 142 “Goodwill and Other Intangible Assets.” SFAS No. 141 requires business combinations initiated after June 30, 2001, to be accounted for using the purchase method of accounting, and broadens the criteria for recording intangible assets separate from goodwill. Recorded goodwill and intangibles will be evaluated against this new criteria and may result in certain intangibles being subsumed into goodwill, or alternatively, amounts initially recorded as goodwill may be separately identified and recognized apart from goodwill. SFAS No. 142 requires the use of a nonamortization approach to account for purchased goodwill and certain intangibles. Under a nonamortization approach, goodwill and certain

HELIX HEARING CARE OF AMERICA CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

intangibles will not be amortized into results of operations, but instead would be reviewed for impairment and written down and charged to results of operations only in the period in which the recorded value of goodwill and certain intangibles is more than its fair value. Helix intends to adopt SFAS No. 142 in Fiscal 2002 and as a result will not recognize any goodwill amortization in 2002 or subsequent years. Helix will continue to amortize goodwill at the rate of $435,000 for the fourth quarter of 2001. Had SFAS No. 142 been effective in Fiscal 2000, pretax income would have been higher by approximately $914,000 and $1,300,000 for the year ended November 30, 2000 and the 9-month period ended August 31, 2001 respectively. At November 30, 2001, goodwill on the balance sheet is expected to be approximately $34,800,000. Because of the extensive effort needed to comply with adopting SFAS No. 141 and SFAS No. 142, it is not practicable to accurately determine the complete impact of adopting these Standards on our financial statements at the date of this report, including whether any transitional impairment losses will be recognized as the cumulative effect of a change in accounting policy.

In October 2001, the FASB issued SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” which resolves significant implementation issues related to FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, and supersedes the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a business segment. SFAS 144 is effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with early application encouraged. The impact of adoption of SFAS 144 on Helix’s financial position and results of operations is not expected to be material.

17. Subsequent events

      On June 22, 2001, Helix completed a private placement. Under this agreement, Helix issued 2,608,462 common shares for a total consideration of $3,391,000.

      On July 27, 2001, Helix signed a definitive merger agreement with HEARx Ltd. In order to merge their operations. According to the merger agreement HEARx will issue 14.6 million shares to Helix shareholders. Helix shareholders will receive 0.3537 shares of HEARx for every 1 share of Helix. The Boards of Directors of both companies have unanimously approved the transaction. The transaction is subject to shareholders and regulatory approval.

      On November 28, 2001, Helix acquired Auxiliary Health Benefits Corporation, doing business as National Ear Care Plan (NECP) of Denver, Colorado for US$3.5 million in cash.

      On January 14, 2002, Helix and HEARx entered into a subscription agreement pursuant to which HEARx purchased 4,853,932 common shares of Helix for an aggregate purchase price of $4,320,000.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of

American Hearing Centers, Inc.:

      In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in stockholders’ equity and cash flows present fairly, in all material respects, the financial position of American Hearing Centers, Inc. (the “Company”) at December 31, 1999 and 1998, and the results of its operations, and its cash flows for the year ended December 31, 1999 and the period February 13, 1998 (inception) through December 31, 1998 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PriceWaterhouseCoopers LLP

Boston, Massachusetts
March 10, 2000, except for
Note 11, as to which the date
is May 12, 2000

AMERICAN HEARING CENTERS, INC.

CONSOLIDATED BALANCE SHEETS

December 31, 1999 and 1998

	1999	1998

Assets
Current assets:
Cash and cash equivalents	$345,966	$469,226
Accounts receivable, net of allowance for doubtful accounts of $98,928 and $98,027	781,673	535,622
Other receivables	63,729	88,473
Inventory	227,907	138,922
Prepaid expenses and other current assets	69,494	54,331
Deferred income taxes	70,512	78,247

Total current assets	1,559,281	1,364,821
Property and equipment, net	299,346	205,517
Intangible assets, net	4,027,471	3,444,233
Other assets	23,181	12,520
Deferred income taxes	84,612	44,938

Total assets	$5,993,891	$5,072,029

Liabilities and Stockholders’ Equity
Current liabilities:
Current portion of long-term debt	$550,340	$765,665
Accounts payable	1,154,361	490,992
Accrued payroll	14,698	43,785
Other accrued liabilities	421,833	268,590
Deferred revenue	2,222	19,999
Other current liabilities	71,281	57,774

Total current liabilities	2,214,735	1,646,805
Long-term debt, net of current portion	1,490,629	1,548,059
Other liabilities	30,008	24,464
Deferred income taxes	26,353	11,084

Total liabilities	3,761,725	3,230,412

Commitments and contingencies
Stockholders’ equity:
Common stock, par value of $.01; 4,000,000 shares authorized; 175,000 shares issued and outstanding	1,750	1,750
Series A convertible, redeemable preferred stock, par value of $.01; 1,900,000 shares authorized; 1,685,334 and 1,600,000 shares issued and outstanding at redemption value including cumulative dividends in arrears of $128,000 for 1998	1,685,334	1,728,000
Series B convertible, redeemable preferred stock, par value of $.01; 693,333 shares authorized; 693,333 and 333,333 shares issued and outstanding at redemption value including cumulative dividends in arrears of $40,000 for 1998	1,040,000	540,000
Additional paid-in capital	42,666	—
Accumulated deficit	(537,584)	(428,133)

Total stockholders’ equity	2,232,166	1,841,617

Total liabilities and stockholders’ equity	$5,993,891	$5,072,029

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN HEARING CENTERS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Year Ended December 31, 1999 and the
Period February 13, 1998 (Inception) to December 31, 1998

	1999	1998

Operating revenue:
Product sales	$7,950,481	$3,963,405
Services revenue	489,299	146,639
Other	50,595	80,761

Total operating revenue	8,490,375	4,190,805

Operating expenses:
Cost of products sold	3,360,998	1,798,163
Clinical expenses	3,068,543	1,558,765
General and administrative expenses	1,731,840	992,195
Depreciation and amortization	350,867	238,286

Total operating expenses	8,512,248	4,587,409

Operating loss	(21,873)	(396,604)
Other income (expense):
Interest income	20,891	6,136
Interest expense	(123,413)	(33,653)

Loss before income taxes	(124,395)	(424,121)
Income tax benefit	14,944	148,238

Net loss	$(109,451)	$(275,883)

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN HEARING CENTERS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

For the Year Ended December 31, 1999 and
the Period February 13, 1998 (Inception) to December 31, 1998

			Preferred Stock

	Common Stock		Series A		Series B		Additional		Total
							Paid-in	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Equity

Issuance of shares in connection with the formation of the Company, February 13, 1998	75,000	$750	1,550,000	$1,550,000	—	$—	$6,750	$—	$1,557,500
Issuance of common stock	100,000	1,000					9,000		10,000
Issuance of preferred stock			50,000	50,000	333,333	500,000			550,000
Accrued dividends				128,000		40,000	(15,750)	(152,250)	—
Net loss								(275,883)	(275,883)

Balance, December 31, 1998	175,000	1,750	1,600,000	1,728,000	333,333	540,000	—	(428,133)	1,841,617
Conversion of accrued dividends			85,334	(42,666)	26,667		42,666
Conversion of convertible debt					333,333	500,000			500,000
Net loss								(109,451)	(109,451)

Balance, December 31, 1999	175,000	$1,750	1,685,334	$1,685,334	693,333	$1,040,000	$42,666	$(537,584)	$2,232,166

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN HEARING CENTERS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Year Ended December 31, 1999 and
the Period February 13, 1998 (Inception) to December 31, 1998

	1999	1998

Cash flows from operating activities:
Net loss	$(109,451)	$(275,883)
Adjustments to reconcile net loss to net cash used in operations:
Depreciation	56,929	24,469
Amortization	293,938	213,817
Amortization of debt issuance costs	10,250	—
Provision for doubtful accounts	901	65,438
Provision for write-downs (losses) on inventories	—	6,661
Deferred income taxes	(16,670)	(165,797)
Change in assets and liabilities, net of effects from acquisitions:
Receivables	(222,208)	(496,625)
Inventory	(83,711)	(78,521)
Prepaid expenses and other current assets	(15,163)	(54,331)
Accounts payable	663,369	367,333
Accrued expenses	124,156	160,851
Other	13,238	41,756

Net cash provided by (used in) operating activities	715,578	(190,832)

Cash flows from investing activities:
Capital expenditures	(90,658)	(89,306)
Acquisitions of businesses, net of cash received	(392,688)	(1,830,664)

Net cash used in investing activities	(483,346)	(1,919,970)

Cash flows from financing activities:
Proceeds from issuance of note payable	500,000	500,000
Proceeds from issuance of convertible note payable	—	500,000
Payments on notes payable	(845,242)	(519,972)
Proceeds from issuance of stock	—	2,100,000
Payment of debt issuance costs	(10,250)	—

Net cash provided by (used in) financing activities	(355,492)	2,580,028

Net increase (decrease) in cash and cash equivalents	(123,260)	469,226
Cash and cash equivalents, beginning of period	469,226	—

Cash and cash equivalents, end of period	$345,966	$469,226

Supplemental disclosure of cash flow information:
Cash paid during the period for interest	$85,761	$5,993
Notes payable and convertible notes payable issued for acquisitions	$549,762	$1,813,813
Common stock issued for acquisition	$—	$10,000
Common stock issued for services rendered in connection with acquisition	$—	$7,500
Conversion of debt to equity	$500,000	$—
Imputed interest on noninterest-bearing debt	$22,724	$19,884

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN HEARING CENTERS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization

      American Hearing Centers, Inc., a Massachusetts corporation (the “Company”), was formed concurrently with the acquisition of Thomas W. Fell Co., Inc. (“Fell”) on February 13, 1998. Fell owned and operated six hearing care clinics in eastern Massachusetts (Note 3). Each center offers the hearing impaired a broad range of audiological products and services.

      As of December 31, 1999, the Company operated nineteen hearing centers in Massachusetts, Michigan and Pennsylvania. The Company has grown principally through acquisition. Platform acquisitions serve as the foundation for acquiring or opening additional hearing centers in each core market. The Company employs hearing aid professionals to provide the clinical component at each hearing center and business managers to oversee market activities.

2. Significant Accounting Policies

      The accompanying financial statements have been prepared on the accrual basis of accounting.

     Principles of Consolidation

      The consolidated financial statements include the accounts of American Hearing Centers, Inc. and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated.

     Revenue Recognition

      Revenues from the sale of hearing products are recognized at the time of delivery. Revenues from the provision of audiological services are recognized at the time that such services are performed.

     Advertising

      The costs of advertising, development and marketing are charged to operations in the year incurred. Advertising costs were $274,729 and $80,285 in 1999 and in the period February 13, 1998 (inception) through December 31, 1998, respectively.

     Cash and Cash Equivalents

      Cash equivalents consist of short-term, highly liquid investments with original maturities within 90 days.

     Accounts Receivable

      Accounts receivable represent amounts due from patients and other third-party payors for audiological products and services. These amounts are recorded net of contractual allowances and an allowance for doubtful accounts.

     Inventory

      Inventories consist primarily of purchased hearing aids, hearing aid batteries and related accessories and are stated at the lower of cost (first-in, first-out) or net realizable value.

AMERICAN HEARING CENTERS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Property and Equipment

      Property and equipment are stated at cost or fair market value at dates of acquisition, net of accumulated depreciation. Property and equipment are depreciated using the straight-line method over the following useful lives:

Years

Audiological equipment	10
Computer equipment and software	3
Office equipment	5
Furniture and fixtures	5

      Leasehold improvements are depreciated over the lesser of the assets’ estimated useful lives or the lease terms, principally five years. In the year of acquisition, depreciation is calculated at one-half the above noted rates.

      Gains or losses are recognized upon the disposal of property and equipment, and the related accumulated depreciation is removed from the accounts. Fully depreciated assets and the related accumulated depreciation are removed from the accounts upon retirement. Maintenance, repairs and betterments that do not enhance the value or increase the life of assets are charged to operations as incurred.

      During 1999, the Company capitalized $12,000 of consulting fees incurred to develop an internal use computer software application.

     Intangible Assets

      Costs of acquisitions in excess of the net estimated fair value of the tangible assets acquired and identifiable intangible assets (goodwill) are amortized on the straight-line basis over twenty-five years. Noncompete agreements and other identifiable intangible assets are amortized on the straight-line basis over the period benefited.

     Impairment of Long-Lived Assets

      Periodically, management assesses, based on undiscounted cash flows, if there has been a permanent impairment in the carrying value of its long-lived assets and, if so, the amount of any such impairment by comparing anticipated discounted future operating income from acquired businesses with the carrying value of the related long-lived assets. In performing this analysis, management considers such factors as current results, trends and future prospects in addition to other economic factors.

     Deferred Revenue

      The Company offers extended warranties on certain of its products. Costs associated with the warranties are expensed as incurred. Revenue generated by the sale of warranties is deferred and recognized over the life of the warranty.

     Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

AMERICAN HEARING CENTERS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Income Taxes

      Deferred tax assets and liabilities are recognizable based on temporary differences between the financial statements and tax basis of assets and liabilities using current statutory tax rates.

     Stock-Based Compensation

      The Company accounts for its stock compensation arrangements under the provisions of Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees.”

      The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards (SFAS) No. 123, “Accounting for Stock-Based Compensation.” If material, these provisions require the Company to disclose pro forma net income amounts as if compensation expense related to grants of stock options was recognized based on fair value accounting rules.

     Fair Value of Financial Instruments

      At December 31, 1999 and 1998, the value of the Company’s financial instruments such as cash, trade receivables and payables and long-term debt approximated their fair values. Fair value is determined based on expected future cash flows, discounted at market interest rates, and other appropriate valuation methodologies.

3. Acquisitions

      Concurrent with its formation in February 1998, the Company acquired 100% of the common stock of Thomas W. Fell Co., Inc., which owned and operated six hearing care clinics in eastern Massachusetts, for a combination of cash and debt. The Company also issued common stock valued at $7,500 in exchange for services provided by its principal investor group in connection with the transaction.

      The transaction was accounted for using the purchase method of accounting. The estimated fair values of the assets acquired and liabilities assumed are summarized as follows:

Note 3

Cash and cash equivalents	$375,860
Accounts receivable	175,119
Property and equipment	34,680
Inventory	42,497
Other assets	5,499
Intangible assets	1,389,925
Liabilities assumed	(384,434)

Net assets acquired	1,639,146
Less: convertible note payable issued	(363,655)

Cash paid	1,275,491
Less: cash acquired	(375,860)

Cash paid, net of cash acquired	$899,631

      The Company also acquired the assets of various other providers of audiological services during 1999 and 1998. By the end of 1999, the Company had an aggregate of 19 hearing centers in Massachusetts, Michigan and Pennsylvania. These acquisitions were accounted for using the purchase method of accounting. The purchase price has been allocated to the assets acquired based on their estimated fair values at the dates of

AMERICAN HEARING CENTERS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

acquisition. The aggregate estimated fair values of assets acquired in connection with these transactions are as follows:

	1999	1998

Inventory	$5,274	$24,566
Property and equipment	60,000	106,000
Intangible assets	877,176	2,260,625

Net assets acquired	942,450	2,391,191
Less: notes payable and convertible notes payable issued	(549,762)	(1,450,158)
Common stock issued	—	(10,000)

Cash paid	$392,688	$931,033

4. Property and Equipment

      Property and equipment consists of the following as of December 31, 1999 and 1998:

	1999	1998

Audiological equipment	$165,462	$103,854
Computer equipment and software	102,848	67,000
Office equipment	21,131	17,440
Furniture and fixtures	74,224	39,192
Leasehold improvements	16,979	2,500

	380,644	229,986
Less: accumulated depreciation	(81,298)	(24,469)

Property and equipment, net	$299,346	$205,517

      Depreciation expense amounted to $56,929 and $24,469 for 1999 and for the period February 13, 1998 (inception) through December 31, 1998, respectively.

5. Intangible Assets

      Intangible assets consist of the following as of December 31, 1999 and 1998:

	1999	1998

Goodwill	$3,984,512	$3,217,712
Noncompete agreements	400,161	289,785
Other intangible assets	150,553	150,553

	4,535,226	3,658,050
Less: accumulated amortization	(507,755)	(213,817)

Intangible assets, net	$4,027,471	$3,444,233

      Amortization expense amounted to $293,938 and $213,817 for 1999 and for the period February 13, 1998 (inception) through December 31, 1998, respectively.

AMERICAN HEARING CENTERS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6. Debt

      Notes payable and convertible notes payable are summarized as follows as of December 31, 1999 and 1998:

	1999	1998

Credit facility which consists of (1) a revolving acquisition line of credit of $2,000,000 which converts to a term loan as of January 1, 2000, and (2) a working capital revolving line of credit of $100,000, contingent upon the Company raising a capital investment of at least $3,000,000; the aggregate outstanding amount shall not exceed $750,000 (“the Credit Facility”), principal payable in 36 equal monthly installments commencing January 1, 2000 and interest paid monthly through December 31, 1999 at prime plus 1% (9.5% at December 31, 1999), collateralized by all of the assets of the Company	$500,000	$—
Note payable to investor, principal and interest payable upon demand or upon maturity in 2000 (calculated on a two-year amortization basis), at an interest rate of 8%, convertible into shares of Series B preferred stock at a basis to be determined, collateralized by all assets of the Company	—	500,000
Noninterest-bearing, uncollateralized note with a face value of $500,000 incurred in connection with acquisition, maturing in 2004, convertible to 300,000 shares of Series A preferred stock prior to February 13, 2001, 300,000 shares of common stock after February 13, 2001 and prior to February 13, 2002 or 150,000 shares of common stock after February 13, 2002 and prior to maturity (less unamortized discount of $93,737 in 1999 based on an imputed interest rate of 6.4%)	406,263	383,539
Noninterest-bearing note incurred in connection with acquisition, maturing in 1999, collateralized by the acquired assets	—	500,000
Note payable to supplier, principal and interest payable monthly (calculated on a five-year amortization basis), at interest rates ranging from prime minus 1% to prime plus 4% based on level of purchases, maturing in 2003, collateralized by certain assets of the Company	383,333	483,333
Noninterest-bearing, uncollateralized note incurred in connection with acquisition, principal paid monthly, maturing in 1999	$—	$16,528
Note payable incurred in connection with acquisition, principal and interest payable semiannually (calculated on a three-year amortization basis), at an interest rate of 7%, maturing in 2001, collateralized by the acquired assets	58,900	88,350
Noninterest-bearing, uncollateralized notes incurred in connection with noncompete agreements, payable semiannually (calculated on a three-year amortization basis), maturing in 2001	187,495	289,785
Note payable incurred in connection with acquisition, principal and interest payable annually (calculated on a three-year amortization basis), at an interest rate of 6%, maturing in 2001, convertible into shares of common stock at $6.00 per share, collateralized by the acquired assets	34,793	52,189

AMERICAN HEARING CENTERS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	1999	1998

Note payable incurred in connection with acquisition, principal and interest payable semiannually (calculated on a three-year amortization basis), at an interest rate of 7%, maturing in 2002, collateralized by the acquired assets	67,883	—
Note payable incurred in connection with acquisition, interest payable annually (calculated on a three-year amortization basis), at an interest rate of 5%, maturing in 2002, convertible into shares of common stock at $4.35 per share, collateralized by the acquired assets	81,460	—
Note payable incurred in connection with acquisition, principal and interest payable in 9 equal monthly installments, at an interest rate of 6%, maturing in 2000, collateralized by the acquired assets	2,000	—
Note payable incurred in connection with acquisition, principal and interest payable semiannually (calculated on a three-year amortization basis), at an interest rate of 7%, maturing in 2002, collateralized by the acquired assets	72,500	—
Note payable incurred in connection with acquisition, interest payable annually (calculated on a three-year amortization basis), at an interest rate of 5%, maturing in 2002, convertible into shares of common stock at $4.75 per share, collateralized by the acquired assets	72,500	—
Note payable incurred in connection with acquisition, principal and interest payable semiannually (calculated on a three-year amortization basis), at an interest rate of 7%, maturing in 2002, collateralized by the acquired assets	52,153	—
Note payable incurred in connection with acquisition, interest payable annually (calculated on a three-year amortization basis), at an interest rate of 5%, maturing in 2002, convertible into shares of common stock at $4.35 per share, collateralized by the acquired assets	52,152	—
Noninterest-bearing note incurred in connection with acquisition, maturing in 2000, collateralized by the acquired assets	69,537	—

	2,040,969	2,313,724
Less current portion	$(550,340)	$(765,665)

	$1,490,629	$1,548,059

      Scheduled maturities of long-term debt at December 31, 1999 are as follows:

2000	$550,340
2001	473,124
2002	527,908
2003	83,334
2004	406,263
Thereafter	—

AMERICAN HEARING CENTERS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7. Stockholders’ Equity

      The Company has authorized the issuance of 6,593,333 shares of stock, of which 4,000,000 shares, par value $.01 per share, are designated as common stock, 1,900,000 shares, par value $.01 per share, are designated as Series A convertible preferred stock, and 693,333 shares, par value $.01 per share, are designated as Series B convertible preferred stock.

     Common Stock

      In February 1998, the Company issued 75,000 shares of common stock, with a fair market value of $7,500 to its principal investor group for services rendered in connection with the Company’s initial acquisition. An additional 100,000 shares of common stock were issued related to acquisitions made during the year. Holders of common stock are entitled to one vote for each share held.

     Series A Convertible Preferred Stock

      During 1998, the Company sold 1,600,000 shares of Series A preferred stock to investor groups for net proceeds of $1,600,000. The Series A preferred stock has voting rights equal to common stock and is convertible into 1,600,000 shares of common stock. The Series A preferred stock is automatically convertible into common stock upon the commitment of an underwritten public offering of common stock at a per share public offering price at or above $5.00 and gross proceeds at or above $15,000,000. Holders of Series A preferred stock are entitled to receive dividends of $.08 per share per annum. Such dividends accrue and are cumulative from the date of issuance whether or not declared by the Board. The accrued dividends valued at $128,000 at the end of 1998 were converted into 85,334 Series A preferred shares during 1999 at a conversion price of $1.50 per share, the price paid in the Company’s most recent round of financing. The shareholders of Series A preferred stock elected to permanently waive their rights to receive dividends for the year ended December 31, 1999. Each share is mandatorily redeemable at a price equal to $1.00 per share plus any accrued but unpaid dividends at the holder’s option beginning February 13, 2003. In the event of the liquidation, dissolution or winding up of the affairs of the Company, the Series A preferred stock is entitled to a cash liquidation preference equal to the greater of (i) $1.00 per share plus any accrued but unpaid dividends, or (ii) such amount per share as would have been payable had each share been converted into common stock prior to such liquidation.

     Series B Convertible Preferred Stock

      During 1998, the Company sold 333,333 shares of Series B preferred stock to an investor group for net proceeds of $500,000. During 1999, this investor group converted a $500,000 convertible note into an additional 333,333 shares of Series B preferred stock. The Series B preferred stock has voting rights equal to common stock and is convertible into 666,666 shares of common stock. The Series B preferred stock is automatically convertible into common stock upon the commitment of an underwritten public offering of common stock at a per share public offering price at or above $5.00 and gross proceeds at or above $15,000,000. Holders of Series B preferred stock are entitled to receive dividends of $.12 per share per annum. Such dividends accrue and are cumulative from the date of issuance whether or not declared by the Board. The accrued dividends valued at $40,000 at the end of 1998 were converted into 26,667 Series B preferred shares during 1999. The shareholders of the Series B preferred stock also elected to permanently waive their rights to receive dividends for the year ended December 31, 1999. Each share is mandatorily redeemable at a price equal to $1.50 per share plus any accrued but unpaid dividends at the holder’s option beginning February 13, 2003. In the event of the liquidation, dissolution or winding up of the affairs of the Company, the Series B preferred stock is entitled to a cash liquidation preference equal to the greater of (i) $1.50 per share plus any accrued but unpaid dividends, or (ii) such amount per share as would have been payable had each share been converted into common stock prior to such liquidation.

AMERICAN HEARING CENTERS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Stock Option Plan

      The Company adopted a Stock Incentive Plan (the “Plan”) in 1998. All of the Company’s employees, officers, directors, consultants and advisors are eligible to be granted options, restricted stock or other stock-based awards. The Plan is administered by the Company’s Board of Directors, which has the authority to determine the persons to whom awards will be made, the amounts and other terms and conditions of the awards. Options are generally subject to a five-year vesting schedule from the date of grant and expire ten years from the original grant date. At December 31, 1999, the Company has issued and outstanding 599,598 options.

     Stock-Based Compensation

      The Company accounts for options under APB Opinion No. 25, “Accounting for Stock Issued to Employees.”

      The fair value of stock options granted was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rates of 6% and 5.5% for 1999 and for the period February 13, 1998 (inception) through December 31, 1998, respectively, expected lives in the range of 6.5 – 7 years, no dividends and zero volatility.

      The pro forma results of applying the SFAS 123 calculation did not have a material effect on the results of operations for 1999 and for the period February 13, 1998 (inception) through December 31, 1998.

      There was no stock compensation expense recorded in 1999 and for the period February 13, 1998 (inception) through December 31, 1998.

      A summary of stock option activity is presented below:

		Weighted
		Average
	Number	Exercise
	of Options	Price

Outstanding at February 13, 1998	—	—
Granted	513,450	$.10
Expired or canceled	—	—
Exercised	—	—
Outstanding at December 31, 1998	513,450	$.10
Granted	86,148	$.14
Expired or canceled	—	—
Exercised	—	—
Outstanding at December 31, 1999	599,598	$.11
Exercisable at December 31, 1998	—	—
Exercisable at December 31, 1999	213,829	$.11
Available for grant at December 31, 1999	50,402

AMERICAN HEARING CENTERS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table summarizes information about stock options outstanding at December 31, 1999:

		Weighted
	Number	Average	Weighted	Number	Weighted
Range of	Outstanding at	Remaining	Average	Exercisable at	Average
Exercise	December 31,	Contractual	Exercise	December 31,	Exercise
Price	1999	Life	Price	1999	Price

$.10	523,050	8.22	$.10	158,721	$.10
.15	76,548	9.14	.15	55,108	.15

$.10 – $.1	5 599,598	8.34	$.11	213,829	$.11

8. Commitments and Contingencies

      The Company has entered into certain operating lease arrangements relating to its hearing centers, corporate office, motor vehicles and certain office equipment. The leases are generally between three and five years in duration and some contain renewal options. Rent is charged to operations on a straight-line basis for leases containing escalation clauses. Rent expense for 1999 and for the period February 13, 1998 (inception) through December 31, 1998 totaled $309,488 and $157,597, respectively.

      Future minimum payments for noncancelable operating leases at December 31, 1999 are as follows:

2000	$287,418
2001	210,853
2002	109,572
2003	81,093
2004	44,408
Thereafter	—

      The Company currently purchases a significant number of its products from a single supplier. The Company does not believe that this represents a business risk as alternate sources of supply exist.

9. Income Taxes

      The following table reconciles the tax provision, based on the federal statutory rate of 34%, to the effective consolidated tax provision for December 31, 1999 and for the period February 13, 1998 (inception) through December 31, 1998:

	1999	1998

Expected tax benefit applicable to loss before taxes	(34)%	(34)%
Effect of:
State taxes, net of federal benefit	1%	(5)%
Nondeductible expenses	23%	5%
Other	(2)%	(1)%

Income tax benefit	(12)%	(35)%

AMERICAN HEARING CENTERS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The tax effects of temporary differences that give rise to deferred tax assets and liabilities as of December 31, 1999 and 1998 are as follows:

	1999	1998

Deferred tax assets:
Operating loss carryforwards	$30,529	$—
Allowance for doubtful accounts	43,021	42,670
Accrued expenses	27,490	35,577
Other	54,084	44,938

Deferred tax asset	155,124	123,185
Deferred tax liabilities:
Depreciation	(26,353)	(11,084)

Net deferred tax asset	$128,771	$112,101

      At December 31, 1999, the Company has federal and state net operating loss carryforwards of $78,280 and $90,223, respectively, which begin to expire in 2019 and 2004, respectively.

10. Related Party Transactions

      The Company’s acquisition model provides for payment of purchase price through a combination of cash and debt. Additionally, sellers of acquired businesses typically enter into employment or consulting agreements and in certain cases become directors of the Company. As a result, much of the Company’s debt is to directors, consultants or employees of the Company. Included in debt in 1999 is $406,263 issued to an officer and director of the Company, and $751,373 issued to former owners who are current employees (Note 6).

      Interest expense related to this debt amounted to $44,519 and $27,660 for 1999 and for the period February 13, 1998 (inception) through December 31, 1998, respectively.

11. Subsequent Events

      On May 12, 2000, the Company amended and restated its Credit Facility (see Note 6). In the amended and restated revolving credit agreement (“Revolver”), the aggregate unpaid principal of all advances outstanding shall not exceed the lesser of (1) $750,000 (the maximum credit), or (2) the “Borrowing Base.”

      The Borrowing Base shall consist of the sum of 80% of “Qualified Accounts.” Qualified Accounts represent accounts receivable which (a) arise from the sale of goods which have been shipped or the performance of services which have been performed; (b) are not outstanding for more than 90 days after the date of the invoice for such goods or services; (c) are not represented by a note or other negotiable instrument; (d) are due from an account debtor that is not subject to any insolvency proceeding; (e) are not due from a Subsidiary or an Affiliate; (f) are due from an account debtor located in the United States, or an account debtor in another location where payment of the receivable is supported by a letter of credit acceptable to Bank; (g) are not due from the government of the United States or any subdivision thereof (other than so-called “Medicaid” accounts receivable); (h) do not arise out of the sale by the Company of goods consigned or delivered to the Company; and (i) are subject to a first priority perfected security interest in favor of Bank.

      All advances are payable on demand. Interest shall be payable monthly in arrears on the first day of each month at a rate equal to prime plus 1%.

      All events of default under the Credit Facility have been waived in the amended and restated Revolver.

Annexes:

ANNEX A

AMENDED AND RESTATED

MERGER AGREEMENT

      THIS AMENDED AND RESTATED MERGER AGREEMENT is made and entered as of this 6th day of November, 2001, by and between HEARx LTD., a corporation incorporated under the laws of the State of Delaware (hereinafter called “HEARx”), and HELIX HEARING CARE OF AMERICA CORP., a corporation incorporated under the laws of Canada (hereinafter called “Helix”).

      WHEREAS, Helix and HEARx originally entered into a Merger Agreement (the “Original Merger Agreement”) dated July 27, 2001 (the “Original Execution Date”), for the purpose of engaging in an arrangement involving Helix, its shareholders and HEARx; and

      WHEREAS, the parties wish to amend and restate the Original Merger Agreement as set forth herein;

      NOW THEREFORE in consideration of the mutual covenants hereinafter set out, the parties hereby agree as set forth below.

1.  THE ARRANGEMENT

1.1  The Arrangement

      Subject to the terms and conditions of this Agreement, HEARx and Helix agree to effect a statutory plan of arrangement (the “Arrangement”) pursuant to Section 192 of the Canada Business Corporations Act (the “Act”). Helix shall:

(a) as soon as reasonably practicable, but in any event not later than twenty (20) business days from the date Helix receives notice from HEARx that it has cleared all comments received from the U.S. Securities and Exchange Commission (“SEC”) on the Registration/ Proxy Statement (as defined in Section 1.7(a) below) with the SEC, prepare, in a manner reasonably acceptable to HEARx, file, proceed with, and diligently pursue an application to the Superior Court of the Province of Québec under the Act for an interim order (the “Interim Order”) providing:

(i) for the class of persons to whom notice is to be provided in respect of the Arrangement and the meeting of Helix’s shareholders contemplated herein and for the manner in which such notice is to be provided,

(ii) for such shareholder approval, as is required by such Interim Order, on the Arrangement by holders of Helix’s securities present in person or by proxy at the meeting of Helix’s shareholders contemplated herein,

(iii) that, in all other respects, the terms, restrictions and conditions of the by-laws and articles of Helix, including the quorum requirements and all other matters, shall apply in respect of the meeting of Helix’s shareholders contemplated herein, and

(iv) for the grant of the right to dissent to the consideration contemplated to be paid for Helix’s securities by the Interim Order (“Dissent Rights”);

(b) as soon as reasonably practicable:

(i) carry out the terms of the Interim Order,

(ii) prepare and file an information circular reasonably acceptable to HEARx (the “Arrangement Circular”) for the Arrangement in all jurisdictions where the same is required to be filed and mail the same to Helix’s security holders as ordered by the Interim Order and in accordance with applicable law, complying with all applicable legal requirements (including any necessary valuations) on the date of mailing thereof,

(iii) duly call, give notice of, convene and hold a meeting (the “Helix Meeting”) of Helix’s security holders as ordered by the Interim Order,

(iv) provide notice to HEARx of the Helix Meeting and allow HEARx’s representatives to attend the Helix Meeting, and

(v) conduct the Helix Meeting in accordance with the Interim Order, the by-laws of Helix and any instrument governing the Helix Meeting, and as otherwise required by law;

(c) as soon as reasonably practicable, prepare in a manner reasonably acceptable to HEARx, and file any amendments or supplements to the Arrangement Circular and mail the same to Helix’s security holders as required by the Interim Order and in accordance with applicable law, in all jurisdictions where the same is required, complying with all applicable legal requirements on the date of mailing thereof;

(d) use its reasonable best efforts to solicit from Helix’s security holders proxies in favor of the Arrangement and take all other action reasonably necessary or advisable to secure any vote or consent of Helix’s security holders required by applicable law to approve the Arrangement;

(e) subject to the approval of the Arrangement at the Helix Meeting in accordance with the provisions of the Interim Order, forthwith, but in any event not later than ten (10) calendar days after the date of the Helix Meeting, file, proceed with and diligently pursue an application for final order (the “Final Order”) of the court approving the Arrangement; and

(f) forthwith carry out the terms of the Final Order and, upon satisfaction of all conditions set out in Schedule A, file articles of arrangement and the Final Order with the registrar under the Act in order for the Arrangement to become effective on a date (the “Effective Date”) on or before fifteen (15) business days after the date of the Helix Meeting.

1.2  Effect of the Plan of Arrangement

(a) The Arrangement Circular shall set out the basis upon which all of Helix’s outstanding common shares (Helix’s common shares being hereinafter called “Helix Common Shares” and the holders of Helix Common Shares being hereinafter called the “Helix Shareholders”) shall be exchanged for common stock, $0.10 par value, of HEARx (with the attached Purchase Rights as that term is defined in Schedule B) (collectively “HEARx Common Stock”) or exchangeable shares (“Exchangeable Shares”) of HEARx Canada Inc., an indirect subsidiary of HEARx (“HEARx Canada”), on the basis described in Schedule B (including the “Exchange Ratio” as set forth therein), with such changes as HEARx and Helix shall deem appropriate, provided, that such changes do not reduce the consideration paid to Helix Shareholders, or materially and adversely change the tax consequences of the receipt of such consideration.

(b) The Arrangement Circular shall also set out the conditions precedent to the arrangement as set out in Schedule A to this Agreement.

(c) The Arrangement Circular shall set out that as of the Effective Time (as that term is defined in Schedule B), each of the outstanding “Helix Convertible Securities” (as that term is defined in Section 1.6 below) shall be deemed exchanged for a similar security convertible into HEARx Common Shares, adjusted (i) to convert from Canadian dollars to US dollars (using the exchange rate on the business day immediately preceding the Effective Date); and (ii) to reflect the Exchange Ratio as provided in Schedule B. Each Helix Convertible Security which is an employee stock option will continue to have, and be subject to, the same vesting schedule, except that the term of such employee option only shall be extended to a term of ten (10) years from the original issuance date, all as contemplated in Schedule B.

1.3  Helix Approval of the Arrangement

(a) Helix represents that its board of directors, upon consultation with its advisors, has determined unanimously that:

(i) the Arrangement is fair to the Helix Shareholders and is in the best interests of Helix and the Helix Shareholders;

(ii) the board of directors will recommend that the Helix Shareholders vote in favor of the Arrangement; and

(iii) this Agreement is in the best interests of Helix and the Helix Shareholders.

(b) Helix represents that its board of directors has received an opinion from Ernst & Young LLP that the Arrangement is fair from a financial point of view to the Helix Shareholders.

1.4  Cooperation

      Helix covenants to cooperate with HEARx, to take all reasonable action to support the Arrangement and to provide HEARx with a draft copy of the Arrangement Circular and any other circular or document issued by Helix in connection with the Arrangement, from time to time, prior to the mailing thereof, on a confidential basis, and to provide HEARx with a reasonable opportunity to review and provide comments thereon and approve the Arrangement Circular (which approval shall not be unreasonably withheld). In the event any administrative or judicial proceeding is threatened or commenced by a third party relating to the Original Merger Agreement, this Agreement, the Arrangement or any other transaction contemplated herein, Helix agrees to cooperate with HEARx in the defense of or application to dismiss such proceeding with a view to fully completing the Arrangement on a timely basis.

1.5  Joint Press Release

      The parties issued jointly a press release after the execution of the Original Merger Agreement in the form attached as Schedule C to this Agreement.

1.6  Outstanding Helix Convertible Securities

      The Helix Disclosure Schedule sets forth a list as of the Original Execution Date of all outstanding options, warrants, conversion privileges or other rights, agreements, arrangements or commitments obligating Helix or any Helix Subsidiary (as hereinunder defined) to issue or sell any shares in the share capital of Helix or any of the Helix Subsidiaries or securities or obligations of any kind convertible into or exchangeable for any of the foregoing (collectively, the “Helix Convertible Securities”). As of the Effective Time, each of the outstanding Helix Convertible Securities shall be deemed exchanged for a similar security convertible into HEARx Common Shares, adjusted (i) to convert from Canadian dollars to US dollars (using the exchange rate on the business day immediately prior to the Effective Date); and (ii) to reflect the Exchange Ratio as provided in Schedule B. Helix agrees that, subject to any required approval of The Toronto Stock Exchange, each of the stock option plans of Helix shall be amended, to the extent necessary, to reflect the transactions contemplated by this Agreement and that each such plan shall, after the Effective Time, be canceled. As soon as practicable after the execution of this Agreement, Helix shall deliver to the holders of Helix Convertible Securities appropriate notices setting forth such holders’ rights as set forth herein. The board of directors of Helix shall not exercise any discretion or take any action that would result in the acceleration of the vesting of any unvested Helix Convertible Securities, or that would result in any cash becoming payable by Helix or, after the Effective Date, HEARx in respect of any such Helix Convertible Securities.

1.7  Registration Statement/ Proxy Statement; Arrangement Circular

(a) As promptly as practicable after the execution of this Agreement, each of HEARx and Helix shall prepare and HEARx shall file with the SEC a proxy statement and registration statement (the “Registration/ Proxy Statement”) on Form S-4 (or other applicable form) (the “Form S-4”) registering the HEARx Common Stock to be issued in connection with the Arrangement to Helix Shareholders in exchange for their Helix Common Shares and upon exchange of the Exchangeable Shares and soliciting proxies from the HEARx Shareholders approving the HEARx Proposals (as defined in Section 3.6 below), together with any other documents required by the Securities Act of 1933, as amended (“Securities Act”) and the Securities Exchange Act of 1934, as amended (“Exchange Act”), in connection with the Arrangement. HEARx shall file the Form S-4 with the SEC after the approval of same by Helix, such approval not to be unreasonably withheld, and use its reasonable best efforts to cause the Form S-4 to become effective and to maintain the effectiveness of such registration until the Effective Date and thereafter for the period that such Exchangeable Shares remain outstanding.

(b) Each party shall promptly furnish to the other party all information concerning such party and its stockholders as may be reasonably required in connection with any action contemplated by this Section 1.7. The Arrangement Circular and Form S-4 shall comply in all material respects with all applicable requirements of law. Each of HEARx and Helix shall notify the other promptly of the receipt of any comments from the SEC or any securities commission or securities regulatory authority of a province or territory of Canada (a “Canadian Securities Commission”) and of any request by the SEC or a Canadian Securities Commission for amendments or supplements to the Arrangement Circular or Form S-4 or for additional information, and shall supply the other with copies of all correspondence with the SEC or any Canadian Securities Commission with respect to the Arrangement Circular or the Form S-4. Whenever any event occurs which should be set forth in an amendment or supplement to the Arrangement Circular or Form S-4, HEARx or Helix, as the case may be, shall promptly inform the other of such occurrence and cooperate in filing with the SEC and any Canadian Securities Commission and/or mailing to the Helix or HEARx Shareholders, as may be applicable, such amendment or supplement. Except as required by law, no such amendment or supplement shall be filed or mailed without the approval of the other party, which approval shall not be unreasonably withheld.

(c) HEARx and Helix shall take any action required to be taken under any applicable provincial or state securities laws (including “blue sky” laws) in connection with the issuance of the Exchangeable Shares or HEARx Common Stock and the Arrangement; provided, however, that with respect to the blue sky and Canadian provincial securities qualifications, neither HEARx nor Helix shall be required to register or qualify as a foreign corporation or reporting issuer where any such entity is not now so registered or qualified except as to matters and transactions arising solely from the offer and sale of the HEARx Common Stock or the issuance of the Exchangeable Shares pursuant to the Arrangement.

(d) HEARx shall take such action as shall be necessary to maintain the listing of the HEARx Common Stock on AMEX and to authorize for listing on AMEX the HEARx Common Stock issuable to the Helix Shareholders initially and upon exchange of the Exchangeable Shares. From the Original Execution Date through the Effective Date, HEARx shall furnish promptly to Helix copies of all information concerning the listing of the HEARx Common Stock on AMEX, including without limitation copies of all correspondence in respect thereof between HEARx and AMEX, and shall consult with Helix regarding, and will give Helix an opportunity to participate in, any discussions with AMEX regarding such listings. HEARx and Helix shall take such action as shall be necessary to authorize for listing on The Toronto Stock Exchange the HEARx Common Stock and the Exchangeable Shares as of the Effective Date.

1.8  Covenants of Management

      Simultaneously with the execution of the Original Merger Agreement, and as a condition to the effectiveness of the Original Merger Agreement and this Agreement, each person or entity (a “Management Shareholder”) identified on Schedule D has executed a shareholder’s agreement in the form of Schedule E by which each Management Shareholder agreed to vote his, her or its Helix Common Shares in favor of the Arrangement and to elect to receive Exchangeable Shares or HEARx Common Stock in exchange for their Helix Common Shares and to surrender their options as contemplated by Sections 1.2 and 1.6 and Schedule B.

1.9  Other Effects of the Arrangement

      From and after the Effective Time, the individuals identified on Schedule F shall serve as directors and officers of HEARx and Helix, as the case may be, until the earlier of the resignation or removal of any such individual or until their respective successors are duly elected and qualified. HEARx and Helix shall take the necessary actions to effect any change in the directors and officers of HEARx and Helix set forth on Schedule F, including where necessary, the resignation of existing directors or the increase in the size of the board of directors or any committees thereof and the appointment of new directors to fill any vacancies in the board of directors or any committees thereof. From and after the Effective Date, the bylaws of HEARx shall be amended to provide for a vote of seven out of nine members of the HEARx board of directors for the approval of certain matters as set forth on Schedule F.

2.  COVENANTS OF HELIX

2.1  Ordinary Course of Business

      Helix covenants and agrees that, from the Original Execution Date through and including the Effective Date, unless HEARx shall otherwise expressly agree in writing or as otherwise expressly contemplated or permitted by this Agreement:

(a) Helix shall, and shall cause each of its direct and indirect subsidiaries (collectively, the “Helix Subsidiaries”) to conduct its and their respective business only in, and not take any action except in, the usual, ordinary and regular course of business and consistent with past practice and, without limiting the foregoing, Helix shall not enter into any commitments of a capital expenditure nature or incur any contingent liability which would exceed CDN $100,000 in the aggregate;

(b) Helix shall not directly or indirectly do or permit to occur any of the following:

(i) issue, sell, pledge, lease, dispose of, encumber or agree to issue, sell, pledge, lease, dispose of or encumber (or permit any Helix Subsidiaries to issue, sell, pledge, lease, dispose of, encumber or agree to issue, sell, pledge, lease, dispose of or encumber):

(A) any additional shares of, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any shares of, any share capital of Helix or any of the Helix Subsidiaries (other than pursuant to the exercise of employee stock options or other instruments outstanding on the Original Execution Date or issuable pursuant to contractual rights existing on the Original Execution Date and which are disclosed in the Helix Disclosure Schedule (without amendment)), or

(B) except for sales of products and services in the ordinary course of business, any assets of Helix or any of the Helix Subsidiaries,

(ii) amend or propose to amend its articles or by-laws or those of any of the Helix Subsidiaries,

(iii) subdivide, consolidate or reclassify any outstanding securities of Helix, or declare, set aside or pay any dividend or other distribution payable in cash, securities, property or otherwise with respect to any of the outstanding securities of Helix;

(iv) redeem, purchase or offer to purchase (or permit any of the Helix Subsidiaries to redeem, purchase or offer to purchase) any outstanding securities of Helix or any of the Helix Subsidiaries,

(v) reorganize, amalgamate or merge Helix or any of the Helix Subsidiaries with any other person, corporation, partnership or other entity, organization or division whatsoever,

(vi) reduce the stated capital of Helix or any of the Helix Subsidiaries,

(vii) acquire or agree to acquire (by merger, amalgamation, acquisition of shares or assets or otherwise) any person, corporation, partnership or other business organization or division or acquire or agree to acquire any material assets,

(viii) satisfy any material claims or liabilities, repay (other than regularly scheduled principal and interest payments) any indebtedness for borrowed money or relinquish any material contractual rights other than the repayment of the convertible debentures issued in favour of the Toronto Dominion Bank and Sirrom Capital Corporation necessary to satisfy the condition precedent provided for in Schedule A,

(ix) incur or commit to incur any indebtedness for borrowed money or issue any debt securities, or guarantee or otherwise become responsible for the obligations of any other person, corporation, partnership or other entity, organization or division whatsoever, or enter into any interest rate, currency or commodity swaps, hedges or other similar financial instruments,

(x) enter into any new line of business, enter into any material transaction not in the ordinary course of business, enter into any material contract or agreement, or amend in any material respect any material contracts, including without limitation any agreements or arrangements with suppliers or vendors, or any real property leases,

(xi) take any action that is intended or that may reasonably be expected to result in any of its representations or warranties set forth in this Agreement being or becoming untrue, or in any of the conditions of the Arrangement set forth herein not being satisfied,

(xii) change its method of accounting in effect at November 30, 2000 except as required by changes in Canadian GAAP as concurred to by Helix’s and HEARx’s independent auditors,

(xiii) enter into any contract, agreement, commitment or arrangement providing for, or amend any contract, agreement, commitment or arrangement to provide for, the taking of any action that would be prohibited hereunder,

(xiv) enter into any agreement or arrangement that would limit or restrict Helix or any of the Helix Subsidiaries or any successor thereto, from engaging or competing in any line of business or in any geographic area, or

(xv) authorize, or commit or agree to take, any of the foregoing actions.

(c) Helix shall not, and shall cause each of the Helix Subsidiaries to not (otherwise than pursuant to offers existing on the Original Execution Date that are capable of acceptance and that have been disclosed in the Helix Disclosure Schedule):

(i) enter into or modify any employment, severance, collective bargaining, incentive stock option or similar agreements, policies or arrangements with, or grant any bonuses, salary increases, severance or termination pay to, any officers or directors of Helix other than pursuant to agreements, policies or arrangements in effect (without amendment) on the Original Execution Date,

(ii) in the case of employees who are not officers or directors, take any action other than in the ordinary, regular and usual course of business and consistent with past practice (none of which actions shall be unreasonable) with respect to the entering into or modifying of any employment, severance, collective bargaining or similar agreements, policies or arrangements or with respect to the grant of any bonuses, salary increases, stock options, pension benefits, retirement allowances, deferred compensation, severance or termination pay or any other form of compensation or profit sharing or with respect to any increase of benefits payable otherwise than pursuant to agreements, policies or arrangements in effect (without amendment) on the Original Execution Date,

(iii) enter into or modify any consulting or similar commitment, agreement or arrangement, or

(iv) hire any new employees at a rate of compensation including salary and bonuses in excess of US $75,000 annually.

(d) Helix shall use its best efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(e) Helix shall:

(i) use its best efforts, and cause each of the Helix Subsidiaries to use its best efforts, to preserve intact their respective business organizations and goodwill, to keep available the services of its officers and employees as a group and to maintain satisfactory relationships with suppliers, agents, distributors, customers and others having business relationships with it or the Helix Subsidiaries,

(ii) maintain all of its properties and assets in good repair, order and condition,

(iii) maintain its books of account and records in the usual, regular and ordinary manner, in accordance with generally accepted accounting principles, consistently applied,

(iv) comply with all laws, regulations and orders applicable to it and the conduct of its business,

(v) not take any action, or permit any of the Helix Subsidiaries to take any action that would render, or that reasonably may be expected to render, any representation or warranty made by it in this Agreement untrue at any time on or prior to the Effective Date if then made, and

(vi) confer on a regular basis with HEARx with respect to operational matters and promptly notify HEARx orally and in writing of any material adverse change in the normal course of Helix or the Helix Subsidiaries’ businesses or in the operation of Helix or the Helix Subsidiaries’ businesses or properties (in each case on a consolidated basis), and of any material governmental or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated);

(f) Helix shall not settle or compromise any claim brought by any present, former or purported holder of any securities of Helix or any party to any agreement with Helix in connection with the transaction contemplated by this Agreement or the Arrangement on or prior to the Effective Date without the express prior written consent of HEARx;

(g) Helix shall not enter into or modify any contract, agreement, commitment or arrangement with respect to any of the matters set forth in this Section 2.1, including any loan agreement, note, bond, indenture or material contract other than the repayment of the convertible debentures issued in favour of the Toronto Dominion Bank and Sirrom Capital Corporation necessary to satisfy the condition precedent provided for in Schedule A hereto;

(h) Helix shall ensure that its board of directors refrains from taking any action pursuant to employment agreements or similar agreements between Helix and any of its officers or employees which would have the effect of permitting such persons to terminate their employment with Helix and to thereupon become entitled to receive payments from Helix, as a result of the Arrangement or any other action contemplated hereby; and

(i) Helix shall not enter into any contracts with any party in any country upon which the U.S. Government has imposed international economic sanctions with respect to U.S. persons doing business.

2.2  Non-Solicitation

      From the Original Execution Date through and including the Effective Date,

(a) Helix shall not, directly or indirectly, through any officer, director, employee, representative or agent of Helix or any of the Helix Subsidiaries or otherwise, (i) solicit or encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals regarding any merger, amalgamation, take-over bid, variation of a take-over bid, sale of substantial assets, sale of shares or rights or interests therein or thereto or similar transactions involving Helix or any Helix Subsidiary (any of the foregoing inquiries or proposals being referred to herein as an “Acquisition Proposal”), or (ii) provide any confidential information to, participate in any discussions or negotiations relating to any such transactions with, or otherwise cooperate with or assist or participate in any effort to take such action by, any person, corporation, partnership or other entity, organization or division; provided nothing contained in this Section 2.2 or any other provision of this Agreement shall prevent the board of directors of Helix from considering, negotiating, approving and recommending to the Helix Shareholders an unsolicited bona fide written Acquisition Proposal, for which adequate financial arrangements have been made, which the board of directors of Helix determines in good faith (after receiving advice of its financial advisors, and after receiving a written opinion of outside counsel, or advice of outside counsel that is reflected in the minutes of the board of directors of Helix, to the effect that the board of directors is required to do so in order to discharge properly its fiduciary duties) would, if consummated in accordance with its terms, result in a transaction financially superior (taking into account all relevant factors, including any conditions to such proposal, the timing of the closing thereof, the risk of nonconsummation, the ability of the person making such proposal to finance the transaction contemplated thereby and any required consents, filings and approvals of any governmental entity or other person) for the Helix Shareholders than the transaction contemplated by this Agreement (any such Acquisition Proposal being referred to herein as a “Superior Proposal”).

(b) Helix shall, and shall cause its officers, directors, employees, representatives and agents to, immediately cease and cause to be terminated any existing discussions or negotiations with any parties (other than HEARx) with respect to any potential Acquisition Proposal. Helix agrees not to release any third party from any confidentiality agreement to which Helix and such third party are parties. Helix further agrees not to release any third party from any standstill agreement to which Helix and such third party are parties. Helix shall immediately close its data rooms and immediately request the return or destruction of all information provided to any third parties who have entered into a confidentiality agreement with Helix relating to a potential Acquisition Proposal and shall use its best efforts to ensure that such requests are honored.

(c) Helix shall immediately notify HEARx of the details of any existing Acquisition Proposal and of any future Acquisition Proposal or any request for (or to review) any list of security holders of Helix or any request for non-public information relating to Helix or any of the Helix Subsidiaries in connection with an Acquisition Proposal or for access to the properties, books or records of Helix or any Helix Subsidiary, by any person or entity that informs any member of the board of directors of Helix or such Helix Subsidiary, or Helix’s advisers, employees or agents, that it is considering making, or has made, an Acquisition Proposal. Such notice to HEARx shall be made, from time to time, orally and in writing and shall indicate such details of the proposal, inquiry or contact as HEARx may reasonably request including the identity of the person making such proposal, inquiry or contact, the progress of any discussions or negotiations and copies of any and all correspondence or documents provided to Helix in connection therewith.

(d) If the board of directors of Helix receives a request for material non-public information from a party who proposes to Helix an unsolicited bona fide written Acquisition Proposal and the board of directors of Helix determines in good faith that such proposal is a Superior Proposal in accordance with Section 2.2(a), then Helix may, subject to the execution of a confidentiality agreement substantially similar to that then in effect between Helix and HEARx, provide such party with access to information regarding Helix. Helix agrees to send a copy of any such confidentiality agreement to HEARx immediately upon its execution.

(e) Helix shall ensure that the officers, directors and employees of Helix and the Helix Subsidiaries and any investment bankers, legal advisors, accountants or other advisors, representatives or agents retained by Helix are aware of the provisions of this Section 2.2, and Helix shall be responsible for any breach of this Section 2.2.

2.3  Right of First Refusal

      Helix covenants that it will not enter into any agreement regarding a Superior Proposal (the “Proposed Agreement”) without providing HEARx with an opportunity to amend this Agreement to provide for substantially similar financial terms to those included in the Proposed Agreement. In particular, Helix covenants to provide HEARx with a copy of any Proposed Agreement as executed by the party making the proposal, at least five days prior to its proposed execution by Helix. In the event HEARx agrees to amend this Agreement prior to the expiration of such five day period as provided above, Helix covenants not to enter into the Proposed Agreement.

2.4  Access to Information

      Subject to the existing confidentiality agreement between Helix and HEARx dated November 30, 2000, upon written request for access from HEARx, Helix shall (and shall cause each of the Helix Subsidiaries to) afford HEARx’s officers, employees, counsel, accountants and other authorized representatives, advisors and agents reasonable access from the Original Execution Date and until the expiration of this Agreement, to its properties, books, contracts and records and all information relating to it and the Helix Subsidiaries, as well as to its management personnel, and, during such period, Helix shall (and shall cause each of the Helix Subsidiaries to) furnish promptly to HEARx all information concerning it and its business, properties and personnel as HEARx may reasonably request.

2.5  Notification of Certain Matters

      Helix shall give notice to HEARx of: (a) the occurrence or failure to occur of any event, which occurrence or failure would cause or may cause any representation or warranty on its part contained in this Agreement to be untrue or inaccurate in any respect at any time form the Original Execution Date to the Effective Date; and (b) any failure of Helix, or any of its officers, directors, employees, representatives or agents, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder.

3.  COVENANTS OF HEARX

3.1  Ordinary Course of Business

      HEARx covenants and agrees that, from the Original Execution Date through and including the Effective Date, unless Helix shall otherwise expressly agree in writing or as otherwise expressly contemplated or permitted by this Agreement:

(a) HEARx shall, and shall cause each of its direct and indirect subsidiaries (collectively the “HEARx Subsidiaries”) to, conduct its and their respective business only in, and not take any action except in, the usual, ordinary and regular course of business and consistent with past practice and, without limiting the foregoing, except as set forth in the HEARx Disclosure Schedule, HEARx shall not enter into any commitments of a capital expenditure nature or incur any contingent liability which would exceed the U.S. equivalent of CDN $100,000 in the aggregate;

(b) HEARx shall not directly or indirectly do or permit to occur any of the following:

(i) issue, sell, pledge, lease, dispose of, encumber or agree to issue, sell, pledge, lease, dispose of or encumber (or permit any HEARx Subsidiaries to issue, sell, pledge, lease, dispose of, encumber or agree to issue, sell, pledge, lease, dispose of or encumber):

(A) any additional shares of, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any shares of, any share capital of HEARx or any of the HEARx Subsidiaries (other than pursuant to the exercise of employee stock options or other instruments outstanding on the Original Execution Date which are disclosed in the HEARx Disclosure Schedule (without amendment)), or

(B) except for sales of products and services in the ordinary course of business, any assets of HEARx or any of the HEARx Subsidiaries,

(ii) amend or propose to amend its articles or by-laws or those of any of the HEARx Subsidiaries,

(iii) subdivide, consolidate or reclassify any outstanding securities of HEARx, or declare, set aside or pay any dividend or other distribution payable in cash, securities, property or otherwise with respect to any of the outstanding securities of HEARx;

(iv) redeem, purchase or offer to purchase (or permit any of the HEARx Subsidiaries to redeem, purchase or offer to purchase) any outstanding securities of HEARx or any of the HEARx Subsidiaries,

(v) reorganize, amalgamate or merge HEARx or any of the HEARx Subsidiaries with any other person, corporation, partnership or other entity, organization or division whatsoever,

(vi) reduce the stated capital of HEARx or any of the HEARx Subsidiaries,

(vii) acquire or agree to acquire (by merger, amalgamation, acquisition of shares or assets or otherwise) any person, corporation, partnership or other business organization or division or acquire or agree to acquire any material assets,

(viii) satisfy any material claims or liabilities, repay (other than regularly scheduled principal and interest payments) any indebtedness for borrowed money or relinquish any material contractual rights,

(ix) incur or commit to incur any indebtedness for borrowed money or issue any debt securities or guarantee or otherwise become responsible for the obligations of any other person, corporation, partnership or other entity, organization or division whatsoever, or enter into any interest rate, currency or commodity swaps, hedges or other similar financial instruments,

(x) enter into any new line of business, enter into any material transaction not in the ordinary course of business, enter into any material contract or agreement, or amend in any material respect any material contracts, including without limitation any agreements or arrangements with suppliers or vendors, or any real property leases,

(xi) take any action that is intended or that may reasonably be expected to result in any of its representations or warranties set forth in this Agreement being or becoming untrue, or in any of the conditions of the Arrangement set forth herein not being satisfied,

(xii) change its method of accounting in effect at December 29, 2000 except as required by changes in United States GAAP as concurred to by HEARx’s and Helix’s independent auditors,

(xiii) enter into any contract, agreement, commitment or arrangement providing for, or amend any contract, agreement, commitment or arrangement to provide for, the taking of any action that would be prohibited hereunder,

(xiv) enter into any agreement or arrangement that would limit or restrict HEARx or any of the HEARx Subsidiaries or any successor thereto, from engaging or competing in any line of business or in any geographic area, or

(xv) authorize, or commit or agree to take, any of the foregoing actions.

(c) HEARx shall not, and shall cause each of the HEARx Subsidiaries to not (otherwise than pursuant to offers existing on the Original Execution Date that are capable of acceptance and that have been disclosed in the HEARx Disclosure Schedule):

(i) enter into or modify any employment, severance, collective bargaining, incentive stock option or similar agreements, policies or arrangements with, or grant any bonuses, salary increases, severance or termination pay to, any officers or directors of HEARx other than pursuant to agreements, policies or arrangements in effect (without amendment) on the Original Execution Date,

(ii) in the case of employees who are not officers or directors, take any action other than in the ordinary, regular and usual course of business and consistent with past practice (none of which actions shall be unreasonable) with respect to the entering into or modifying of any employment, severance, collective bargaining or similar agreements, policies or arrangements or with respect to the grant of any bonuses, salary increases, stock options, pension benefits, retirement allowances, deferred compensation, severance or termination pay or any other form of compensation or profit sharing or with respect to any increase of benefits payable otherwise than pursuant to agreements, policies or arrangements in effect (without amendment) on the Original Execution Date, or

(iii) enter into or modify any consulting or similar commitment, agreement or arrangement, or

(iv) hire any new employees at a rate of compensation including salary and bonuses in excess of US $75,000 annually;

(d) HEARx shall use its best efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(e) HEARx shall:

(i) use its best efforts, and cause each of the HEARx Subsidiaries to use its best efforts, to preserve intact their respective business organizations and goodwill, to keep available the services of its officers and employees as a group and to maintain satisfactory relationships with suppliers, agents, distributors, customers and others having business relationships with it or with the HEARx Subsidiaries,

(ii) maintain all of its properties and assets in good repair, order and condition,

(iii) maintain its books of account and records in the usual, regular and ordinary manner, in accordance with generally accepted accounting principles, consistently applied,

(iv) comply with all laws, regulations and orders applicable to it and the conduct of its business,

(v) not take any action, or permit any of the HEARx Subsidiaries to take any action that would render, or that reasonably may be expected to render, any representation or warranty made by it in this Agreement untrue at any time on or prior to the Effective Date if then made,

(vi) confer on a regular basis with Helix with respect to operational matters and promptly notify Helix orally and in writing of any material adverse change in the normal course of its or any of the HEARx Subsidiaries’ businesses or in the operation of its or any of the HEARx Subsidiaries’ businesses or properties (in each case on a consolidated basis), and of any material governmental or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated);

(f) HEARx shall not settle or compromise any claim brought by any present, former or purported holder of any securities of HEARx or any party to any agreement with HEARx in connection with the transaction contemplated by this Agreement or the Arrangement on or prior to the Effective Date without the express prior written consent of Helix;

(g) HEARx shall not enter into or modify any contract, agreement, commitment or arrangement with respect to any of the matters set forth in this Section 3.1, including any loan agreement, note, bond, indenture or material contract;

(h) HEARx shall ensure that its board of directors refrains from taking any action pursuant to employment agreements or similar agreements between HEARx and any of its officers or employees which would have the effect of permitting such persons to terminate their employment with HEARx and to thereupon become entitled to receive payments from HEARx, as a result of the Arrangement or any other action contemplated hereby; and

(i) HEARx shall not enter into any contracts with any party in any country upon which the U.S. Government has imposed international economic sanctions with respect to U.S. persons doing business.

3.2  Access to Information

      Subject to the existing confidentiality agreement between HEARx and Helix dated November 30, 2000, upon written request for access from Helix, HEARx shall (and shall cause each of the HEARx Subsidiaries to) afford Helix’s officers, employees, counsel, accountants and other authorized representatives, advisors and agents reasonable access from the Original Execution Date and until the expiration of this Agreement, to its properties, books, contracts and records and all information relating to it and the HEARx Subsidiaries, as well as to its management personnel, and, during such period, HEARx shall (and shall cause each of the HEARx Subsidiaries to) furnish promptly to Helix all information concerning it and its business, properties and personnel as Helix may reasonably request.

3.3  Notification of Certain Matters

      HEARx shall give notice to Helix of: (a) the occurrence or failure to occur of any event, which occurrence or failure would cause or may cause any representation or warranty on its part contained in this Agreement to be untrue or inaccurate in any respect at any time from the Original Execution Date to the Effective Date; and (b) any failure of HEARx, or any of its officers, directors, employees, representatives or agents, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder.

3.4  Executive Employment Agreements

      HEARx agrees that it will negotiate five-year employment agreements becoming effective as of the Effective Date with Steve Forget, Martin Cousineau and Richard Doucet. All of such employment agreements shall be on terms of employment consistent with those set forth in the current employment agreements between HEARx and Dr. Paul A. Brown and Stephen Hansbrough.

3.5  Change of Name

      HEARx agrees that it shall take all corporate and other actions necessary to effectuate the change of its name on and after the Effective Date to “HearUSA, Inc.”, including obtaining shareholder approval as contemplated below.

3.6  Shareholder Approval

      As soon as reasonably practicable, HEARx shall take all steps necessary (including the filing of the Registration/ Proxy Statement on Form S-4 as contemplated by Section 1.7 above) to (i) duly call, give notice of, convene and hold a meeting of its shareholders for the purpose of approving amendments to the HEARx Amended and Restated Certificate of Incorporation to increase the number of authorized shares of HEARx Common Stock, to change the name of HEARx to “HearUSA, Inc.”, to approve the issuance of the HEARx Common Stock in connection with the Arrangement and to approve the other transactions contemplated hereby and thereby (the “HEARx Proposals”); and (ii) if necessary, prepare and file any amendments or supplements to the Registration/ Proxy Statement and mail the same to the HEARx Shareholders. HEARx shall use its reasonable best efforts to solicit from the HEARx Shareholders proxies in favor of the HEARx Proposals and shall take all other action reasonably necessary or advisable to secure any vote or consent of the HEARx Shareholders required by law to approve the HEARx Proposals.

3.7  Board of Director Actions

(a) The board of directors of HEARx has approved the Arrangement, the Original Merger Agreement, this Agreement and the agreements contemplated by this Agreement for purposes of rendering inapplicable to the Arrangement, the Original Merger Agreement, this Agreement and the transactions and agreements contemplated by this Agreement, the provisions of Section 203 of the Delaware General Corporation Law.

(b) The board of directors of HEARx has taken all actions required or permitted under the Rights Agreement between HEARx and the Bank of New York, dated December 14, 1999 (the “HEARx Rights Agreement”) such that, as a result of the approval, execution or delivery of the Original Merger Agreement and this Agreement or the consummation of the transaction contemplated hereby: (i) neither Helix or any stockholder of Helix or any Affiliate or Associate (as such terms are defined in the HEARx Rights Agreement) of Helix or any stockholder of Helix, will become an “Acquiring Person”; (ii) no “Share Acquisition Date” or “Distribution Date” (as such terms are defined in the HEARx Rights Agreement) will occur; and (iii) the holders of any rights issued pursuant to the HEARx Rights Agreement will not be entitled to receive any benefits under the HEARx Rights Agreement. From and after the date of the Original Execution Date until the Effective Date, HEARx shall not take any action that would cause Helix or any stockholder of Helix or any Affiliate or Associate of Helix or any such stockholder to become an “Acquiring Person” under the HEARx Rights Agreement, or that would case a “Share Acquisition Date” or “Distribution Date” to occur or give the holders of any Rights any benefits under the HEARx Rights Agreement, as a result of the Arrangement or any of the transactions contemplated by this Agreement.

(c) HEARx shall provide Helix with a certificate of an officer of HEARx evidencing the existence of a “Prior Written Approval of the Company” (as such term is defined in the HEARx Rights Agreement).

3.8  Reservation of HEARx Common Stock; Stock Options

      HEARx shall take all corporate action necessary to reserve for issuance a sufficient number of shares of HEARx Common Stock for delivery upon the exercise of Helix Convertible Securities and the exchange of the Exchangeable Shares after the Effective Time. HEARx shall take all corporate action necessary to convert Helix stock options into HEARx stock options all as provided herein and as soon as reasonably practicable after the Effective Time, if necessary and to the extent eligible for registration on Form S-8, shall prepare and file a registration statement on Form S-8 covering the HEARx Common Stock issuable upon exercise of such HEARx stock options.

4.  FEES AND OTHER TERMINATION ARRANGEMENTS

4.1  Break-up Fee

      If at any time after the Original Execution Date:

(a) the board of directors of Helix has withdrawn, redefined or changed any of its recommendations or determinations concerning the Arrangement or this Agreement or the transactions and actions contemplated hereby and thereby in a manner adverse to HEARx or shall have resolved to do so prior to the Effective Date;

(b) the board of directors of Helix shall have failed to reaffirm its recommendation of the Arrangement by press statement within five days after the public announcement or commencement of any Acquisition Proposal and in a director’s circular, if any, within 10 days after the mailing of any such Acquisition Proposal;

(c) an Acquisition Proposal is consummated;

(d) Helix fails to fully comply with or breaches any of its representations, warranties or covenants made in this Agreement in any material respect, including, without limitation, the representations and covenants in Section 1.3;

(e) the board of directors of HEARx has withdrawn, redefined or changed any of its recommendations or determinations (including, without limiting the generality of the foregoing, those contained in section 3.7) concerning the Arrangement or this Agreement or the transactions and actions contemplated hereby and thereby in a manner adverse to Helix or shall have resolved to do so prior to the Effective Date; or

(f) HEARx fails to fully comply with or breaches any of its representations, warranties or covenants made in this Agreement in any material respect,

(any such case being a “Fee Event”), then Helix, upon the occurrence of an event described in Sections 4.1(a), 4.1(b), 4.1(c) or 4.1(d), and HEARx, upon the occurrence of an event described in Sections 4.1(e) or (f), shall pay to the other party US $1 million (the “Break-up Fee”) in immediately available funds to an account designated by the party receiving the Break-up Fee within one business day after the occurrence of a Fee Event; provided, however, that no Break-up Fee shall be payable in the event this Agreement is terminated pursuant to Section 8.1(d).

4.2	Effect of Termination on Planned “HearUSA Network”

(a) In the event of a termination of this Agreement by virtue of the occurrence of an event described in Sections 4.1(a), 4.1(b), 4.1(c) or 4.1(d) or Section 8.1(b) (in the event such Section 8.1(b) termination is triggered by Helix), Helix agrees that it shall (in addition to payment of the Break-up Fee if provided by Section 4.1) transfer all of its right, title and interest in and to 49% of the Network (as that term is defined below) to HEARx. Upon consummation of such transfer, HEARx shall not form or operate a competing network of affiliated providers.

(b) In the event of a termination of this Agreement by virtue of the occurrence of an event described in Section 4.1(e) or Section 4.1(f) or Section 8.1(a) or Section 8.1(b) (in the event such Section 8.1(b) termination is triggered by HEARx) or Section 8.1(d), HEARx shall have the option to purchase from Helix up to 49% of the Network at a price to be then determined based on an appraisal mutually agreed upon by HEARx and Helix, or in the event the parties are unable to agree, by a third party arbitrator. Upon consummation of such purchase, HEARx shall not form or operate a competing network of affiliated providers.

(c) For the purpose of this Agreement, “Network” shall mean the HearUSA Network being formed through the joint venture among HEARx, Helix and Siemens Hearing Instruments Inc.

5.  REPRESENTATIONS AND WARRANTIES OF HELIX

5.1	Representations

      Helix hereby makes to HEARx as of the Original Execution Date those representations and warranties as set forth in Schedule H to this Agreement (and acknowledges that HEARx relied upon, and is relying upon, those representations and warranties in connection with entering into the Original Merger Agreement and this Agreement and in consummating the Arrangement).

5.2	Investigation

      Any investigation by HEARx and its directors, officers, employees, advisors or representatives shall not mitigate, diminish or affect the representations and warranties of Helix provided pursuant to this Agreement. Where the provisions of Schedule H or elsewhere in this Agreement refer to disclosure in the Helix Disclosure Schedule, such disclosure shall be made expressly in response to the applicable provision.

6.  REPRESENTATIONS AND WARRANTIES OF HEARX

6.1	Representations

      HEARx hereby makes to Helix as of the Original Execution Date those representations and warranties set forth in Schedule I to this Agreement (and acknowledges that Helix relied upon, and is relying upon, those representations and warranties in connection with entering into the Original Merger Agreement and this Agreement and in consummating the Arrangement).

6.2	Investigation

      Any investigation by Helix and its directors, officers, employees, advisors or representatives shall not mitigate, diminish or affect the representations and warranties of HEARx provided pursuant to this Agreement. Where the provisions of Schedule I or elsewhere in this Agreement refer to disclosure in the HEARx Disclosure Schedule, such disclosure shall be made expressly in response to the applicable provision.

7.  MUTUAL COVENANTS

7.1	Consultation

      HEARx and Helix agree to consult with each other in issuing any press releases or otherwise making public statements with respect to the Arrangement or any other Acquisition Proposal and in making any filings with any federal, provincial or state governmental or regulatory agency or with any securities commission or exchange with respect thereto. Each party shall provide the other party with a reasonable opportunity to review and consent to all such press releases prior to release thereof.

7.2	Further Assurance

      Subject to the terms and conditions herein, HEARx and Helix shall use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations, to consummate the transactions contemplated by this Agreement and the Arrangement. Helix and HEARx shall, and shall cause each of their respective subsidiaries to, use their respective reasonable best efforts to (a) obtain all necessary waivers, consents and approvals from other parties to material loan agreements, leases and other contracts or agreements (including, in particular but without limitation, the agreement of any persons as may be required pursuant to any agreement, arrangement or understanding relating to Helix’s operations), (b) obtain all necessary consents, approvals and authorizations as are required to be obtained under any federal, provincial or foreign law or regulations with respect to this Agreement or the Arrangement, (c) lift or rescind any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated hereby or by the Arrangement and (d) fulfill all conditions and satisfy all provisions of this Agreement and the Arrangement.

8.  TERMINATION

8.1	Termination

      This Agreement may be terminated at any time prior to the Effective Time (as defined in Schedule B):

(a) by mutual written consent of HEARx and Helix;

(b) by either HEARx or Helix on or after June 30, 2002, if the Arrangement has not become effective; provided, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose failure to fulfill any material obligation under this Agreement shall have been the cause of or shall have resulted in the failure of the Effective Time to occur on or before such date;

(c) by HEARx upon the occurrence of an event described in Sections 4.1 (a), 4.1(b), 4.1(c) or 4.1(d) (other than upon the occurrence of an event described in Section 8.1(d)) or by Helix upon the occurrence of an event described in Sections 4.1(e) or (f); or

(d) by HEARx if any Helix Common Shares are issued after the date of this Agreement upon conversion of the convertible debentures originally issued to Toronto Dominion Bank or Sirrom Capital Corporation or in respect of any preemptive right or subscription rights of Les Partenaires de Montreal, 175778 Canada Inc., Marcel Dutil or Gestion Fremican Inc.;

except that any obligations to pay the Break-up Fee set forth in Section 4.1 and compliance with Section 4.2 shall survive termination of this Agreement.

8.2  Effect of Termination

      In the event of termination of this Agreement by either HEARx or Helix as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of HEARx or Helix, other than the provisions of Sections 4.1, 4.2 and 8; provided, however, that nothing herein shall relieve any party from any liability for any willful and material breach by such party of any of its representations, warranties, covenants or agreements set forth in this Agreement.

9.  MISCELLANEOUS

9.1  Amendment or Waiver

      This Agreement may be amended, modified or superseded, and any of the terms, covenants, representations, warranties or conditions hereof may be waived, but only by written instrument executed by HEARx and Helix; provided, however, that either HEARx or Helix may in its discretion waive by written instrument a condition herein that is solely for its benefit without the consent of the other party. No waiver of any nature, in any one or more instances, shall be deemed or construed as a further or continued waiver of any condition or any breach of any other term, representation or warranty in this Agreement.

9.2  Entire Agreement

      This Agreement including the schedules hereto and the documents referred to herein constitute the entire agreement between the parties with respect to the subject matter hereof and supersede all prior agreements, arrangements or understandings with respect thereto, except the confidentiality agreement between the parties.

9.3  Headings, etc.

      The insertion of descriptive headings in this Agreement is for convenience of reference only and shall not control or affect the meaning or construction of any of the provisions of this Agreement. Unless otherwise stated, all references herein to sections and schedules are to the sections and schedules in this Agreement.

9.4  Notices

      All notices or other communications that are required or permitted hereunder shall be communicated confidentially and in writing and shall be delivered personally or by an internationally recognized overnight delivery service, or sent by facsimile (with receipt confirmed by sending machine) addressed as set forth below. The date of receipt of any such notice or other communication if delivered personally or by overnight delivery service shall be deemed to be the date of delivery thereof or if sent by facsimile transmission, the date of such transmission, if received prior to 4:30 p.m. on a business day (at the place of receipt), and otherwise on the next business day.

To HEARx:	1250 Northpoint Parkway West Palm Beach, FL 33407 Attention: President Fax No.: (561) 688-8893

With a copy to:	BRYAN CAVE LLP 700 13th Street, N.W. Washington, DC 20005 Attention: LaDawn Naegle Fax No.: (202) 508-6200

and to:	Ogilvy Renault Suite 1100, Box 11 Merrill Lynch Canada Tower 200 King Street West Toronto, Canada M5H 3T4 Attention: Richard S. Sutin Fax No.: (416) 977-5239

To Helix:	Helix Hearing Care of America Corp. 7100, Jean-Talon East Suite 610 Montreal, QC H1M 3S3 Attention: President Fax No.: (514) 353-0029

with a copy to:	FRASER MILNER CASGRAIN LLP 1, Place Ville Marie 39th floor Montreal, Québec H3B 4M7 Attention: Paul F. Dingle and Charles R. Spector Fax No.: (514) 878-8800 Fax No.: (514) 866-2241

9.5  Counterparts

      This agreement may be executed in any number of counterparts and each such counterpart shall be deemed to be an original instrument but all such counterparts together shall constitute one agreement.

9.6  Expenses

      Each party will pay its own expenses. HEARx and Helix represent and warrant to each other that no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission, or to the reimbursement of any of its expenses, in connection with the Arrangement and Helix has provided to HEARx a correct and complete copy of all agreements between Helix and each of its financial advisors as are in existence at the Original Execution Date. Helix covenants not to amend the terms of any such agreement relating to the payment of fees and expenses or indemnities without the express prior written approval of HEARx.

9.7  Assignment

      Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by either of the parties hereto without the prior written consent of the other party except that HEARx may assign, in its sole discretion, any or all of its rights, interests and obligations hereunder to any direct or indirect wholly owned subsidiary of HEARx; provided, that HEARx shall be obligated to cause such subsidiary to comply with its obligations under or related to this Agreement. Any assignment in violation of the preceding sentence shall be void. Subject to the preceding two sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

9.8  Severability

      If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be effected, impaired or invalidated and the parties shall negotiate in good faith to modify this Agreement to preserve each party’s anticipated benefits under this Agreement.

9.9  Choice of Law

      This agreement shall be governed by, construed and interpreted in accordance with the laws of the Province of Québec.

9.10  Currency

      All references herein to monetary amounts refer to Canadian dollars unless otherwise specified.

9.11  Remedies

      The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly unconditionally and irrevocably agreed that the parties shall be entitled to an injunction or injunctions to remedy or prevent non-compliance or breaches with the terms of this Agreement and to enforce specifically the terms and provisions hereof in any court having jurisdiction, without the requirement to post bond or other security and without proof of actual damages in the event of any actual or threatened non-compliance or breach; provided that such remedies shall be in addition to, and not in substitution for, any other remedy to which the parties may be entitled at law or in equity.

9.12  Survival

      None of the representations and warranties in this Agreement shall survive the Effective Time. This Section 9.12 shall not limit any covenant or agreement of the parties that by its terms contemplates performance after the Effective Time.

      IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed and delivered on their behalf by their officers thereunto duly authorized as of the date first written above.

HEARX LTD.

By:

Paul A. Brown, M.D.
Chief Executive Officer

HELIX HEARING CARE OF AMERICA CORP.

By:

Steve Forget
Chief Executive Officer

SCHEDULE A

CONDITIONS PRECEDENT TO THE ARRANGEMENT

1.  HEARx’s Conditions of the Arrangement. The obligations of HEARx to complete the Arrangement shall be subject to the following conditions:

(a) the representations and warranties of Helix in this Agreement shall be true and correct in all material respects on the Original Execution Date and shall also be true and correct in all material respects at and as of the Effective Time (as that term is defined in Schedule B below) with the same force and effect as if made on and as of the Effective Time except for such changes as are specifically contemplated by this Agreement or for representations and warranties that address matters only as of a particular date (which representations and warranties shall remain true and correct as of such date);

(b) Helix shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by Helix on or before the Effective Time;

(c) the Arrangement and such other matters as shall require approval of the shareholders of HEARx and Helix in order to consummate the Arrangement and the other transactions contemplated hereby shall have been approved and adopted by the shareholders of HEARx and Helix as contemplated by this Agreement;

(d) no act, action, suit or proceeding shall have been threatened or taken before or by any federal, provincial, state or foreign court or other tribunal or governmental agency or other regulatory or administrative agency or commission or by any elected or appointed public official or private person (including without limitation any individual, corporation, firm, group or other entity) in Canada or elsewhere, whether or not having the force of law, and no law, regulation or policy shall have been proposed, enacted, promulgated or applied, whether or not having the force of law, which could reasonably be expected to have the effect of:

(i) making illegal, or otherwise directly or indirectly restraining or prohibiting or making materially more costly, the completion of the Arrangement or any material part thereof,

(ii) prohibiting or materially limiting the ownership or operation by Helix or any Helix Subsidiary, or by HEARx, directly or indirectly, of all or any material portion of the business or assets of Helix, or any Helix Subsidiary,

(iii) imposing or confirming limitations on the ability of HEARx, directly or indirectly, effectively to acquire or hold or to exercise full rights of ownership of the Helix Common Shares, including without limitation the right to vote any Helix Common Shares acquired or owned by HEARx, directly or indirectly, on all matters properly presented to the Helix Shareholders,

(iv) requiring divestiture by HEARx, directly or indirectly, of any Helix Common Shares, or material assets of Helix or the Helix Subsidiaries, or

(v) materially adversely affecting the business, financial condition or results of operations of Helix and the Helix Subsidiaries taken as a whole or the value of the Helix Common Shares to HEARx;

(e) there shall not exist any prohibition at law against completion of the Arrangement and the consummation of the Arrangement shall not result in a breach of or default under, or constitute an event which, with the passage of time or the giving of notice, could constitute a default under, any loan agreement, indenture, mortgage, lease or other material agreement of HEARx or Helix;

(f) there shall not have occurred any change (or any condition, event or development involving a prospective change) in the business, operations, assets, capitalization, financial condition, licenses, permits, rights, privileges, prospects or liabilities (including without limitation any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), whether contractual or otherwise, of Helix or any Helix Subsidiary which, in the sole judgment of HEARx, is or would be materially adverse to the business of Helix and the Helix Subsidiaries considered on a consolidated basis or to the value of the Helix Common Shares to HEARx;

(g) HEARx shall have determined in its sole judgment that Helix has not taken or proposed to take any action, or publicly disclosed that it intends to take any action, and HEARx shall not have otherwise learned of any previous action taken by Helix which had not been publicly disclosed, which, in the sole judgment of HEARx, might make it inadvisable for HEARx to proceed with the Arrangement, or that would be materially adverse to the business of Helix and the Helix Subsidiaries considered on a consolidated basis or to the value of the Helix Common Shares to HEARx; including, without limiting the generality of the foregoing, any action with respect to any agreement, proposal, offer or understanding relating to any material sale, disposition or other dealing with any of the assets or contracts of Helix or any of the Helix Subsidiaries (other than any such sale, disposition or other dealing between Helix and any wholly owned Helix Subsidiary), any issue of shares, options or other securities of Helix to any person other than a wholly owned Helix subsidiary, any material acquisition from a third party of assets or securities by Helix or any of the Helix Subsidiaries, or any take over bid, amalgamation, statutory arrangement, capital reorganization, merger, business combination or similar transaction involving Helix or any of the Helix Subsidiaries, or any material capital expenditure by Helix or any of the Helix Subsidiaries not in the ordinary course of business;

(h) all approvals or exemptions under the Investment Canada Act in connection with the Arrangement shall have been obtained on terms and conditions satisfactory to HEARx in its sole determination;

(i) any other requisite regulatory approvals (including without limitation those of any stock exchanges, securities authorities or other regulatory authorities) in connection with the Arrangement shall have been obtained on terms satisfactory to HEARx, in its sole judgment;

(j) (i) it shall not have been publicly disclosed or HEARx shall not have otherwise become aware that beneficial ownership or control of 15% or more of the outstanding Helix Common Shares has been acquired by any person or group (including without limitation Helix or any of the Helix Subsidiaries or affiliates), other than HEARx or any of its affiliates, or

(ii) (A) the board of directors of Helix or any committee thereof shall not have approved or recommended any proposal or any other acquisition of Helix Common Shares other than the Arrangement,

(B) any corporation, partnership, person or other entity or group shall not have entered into a definitive agreement or an agreement in principle with Helix with respect to a take-over bid (other than the Arrangement), tender offer or exchange offer, merger, sale of assets, amalgamation, plan of arrangement, reorganization, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction with or involving Helix or any of the Helix Subsidiaries, or

(C) the board of directors of Helix or any committee thereof shall not have resolved to do any of the foregoing;

(k) if dissent rights have been granted in respect of the Arrangement, holders of not more than 5% of the Helix Common Shares shall have exercised the right of dissent;

(l) HEARx shall have obtained financing for a principal amount of no less than US$25,000,000 with a lender on terms reasonably acceptable to HEARx and Helix; and

(m) Helix shall have obtained the consent of SCC Canada, Inc., as agent for Sirrom Capital Corporation and The Toronto Dominion Bank, and Les Partenaires de Montreal, s.e.c. (Montreal Partners) to the Arrangement and the transactions contemplated hereby on such terms and conditions as are reasonably acceptable to HEARx.

(n) Helix shall have terminated the Subscription Agreement between Helix and Les Partenaires de Montreal, 175778 Canada Inc., Marcel Dutil, Gestion Fremican Inc., Steve Forget, Luc Parent, Martin Cousineau and Richard Doucet on such terms and conditions as are reasonably acceptable to HEARx.

      The foregoing conditions are for the exclusive benefit of HEARx and may be waived by HEARx in whole or in part at any time and from time to time, both before or after the Effective Date.

      2.  Helix’s Conditions of the Arrangement. The obligations of Helix to complete the Arrangement shall be subject to the following conditions:

(a) the representations and warranties of HEARx in this Agreement shall be true and correct in all material respects on the Original Execution Date and shall also be true and correct in all material respects at and as of the Effective Time with the same force and effect as if made on and as of the Effective Time except for such changes as are specifically contemplated by this Agreement or for representations and warranties that address matters only as of a particular date (which representations and warranties shall remain true and correct as of such date);

(b) HEARx shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by HEARx on or before the Effective Time;

(c) the Arrangement and such other matters as shall require approval of the shareholders of HEARx and Helix in order to consummate the Arrangement and the other transactions contemplated hereby shall have been approved and adopted by the shareholders of HEARx and Helix as contemplated by this Agreement;

(d) no act, action, suit or proceeding shall have been threatened or taken before or by any federal, provincial, state or foreign court or other tribunal or governmental agency or other regulatory or administrative agency or commission or by any elected or appointed public official or private person (including without limitation any individual, corporation, firm, group or other entity) in Canada or the United States, whether or not having the force of law, and no law, regulation or policy shall have been proposed, enacted, promulgated or applied, whether or not having the force of law, which could reasonably be expected to have the effect of making illegal, or otherwise directly or indirectly restraining or prohibiting or making materially more costly, the completion of the Arrangement or any material part thereof,

(e) any requisite regulatory approvals (including without limitation those of any stock exchanges, securities authorities or other regulatory authorities) in connection with the Arrangement shall have been obtained on terms reasonably satisfactory to Helix;

(f) any other third party approvals and waivers necessary in connection with consummation of the Arrangement and the transactions contemplated by this Agreement, including the waiver of the right of first refusal by The Permanente Federation LLC in connection with the HEARx West LLC Agreement as between The Permanente Federation LLC and HEARx, shall have been obtained by HEARx on terms reasonably satisfactory to Helix;

(g) HEARx shall have obtained financing for a principal amount of no less than US $25,000,000 with a lender on terms reasonably acceptable to HEARx and Helix; and

(h) HEARx shall have provided Helix with evidence that the “Prior Written Approval of the Company” provided pursuant to Section 3.7 of this Agreement remains in effect and has not been rescinded or modified in any way.

      The foregoing conditions are for the exclusive benefit of Helix and may be waived by Helix in whole or in part at any time and from time to time, both before or after the Effective Date.

SCHEDULE B

TERMS OF PLAN OF ARRANGEMENT

      The Plan of Arrangement shall provide for the conversion of the Helix Common Shares, options and other securities to purchase the Helix Common Shares substantially as described in this Schedule, subject to change as provided in Section 1.2 of the Agreement.

(a) At 12:01 a.m. (the “Effective Time”) on the Effective Date shown on the certificate of arrangement issued under the Act giving effect to the Arrangement, the following shall occur and be deemed to occur without any further act or formality:

(i) each of the outstanding Helix Common Shares, other than shares (“Dissenting Shares”) held by a shareholder who has exercised its right of dissent in accordance with the Interim Order and is ultimately entitled to be paid the fair value of its Helix Common Shares, will be transferred to HEARx Canada in consideration for, at the election of the holders of the Helix Common Shares and subject to section (b) below:

(A) the HEARx Stock Consideration (defined below); or

(B) the Exchangeable Shares Consideration (defined below).

HEARx may, at its discretion, require that each holder of a Helix Common Share receive the HEARx Stock Consideration or the Exchangeable Shares Consideration.

(ii) as used herein, the following terms have the meanings set forth below:

(A) “Exchange Ratio” is equal to 0.3537 shares of HEARx Common Stock or Exchangeable Shares for each Helix Common Share,

(B) “Exchangeable Shares Consideration” is equal to the number of Exchangeable Shares at the Exchange Ratio to which a holder of Helix Common Shares electing to receive Exchangeable Shares is entitled,

(C) “HEARx Purchase Rights” means the preferred stock purchase rights issued pursuant to the HEARx Rights Agreement,

(D) “HEARx Stock Consideration” is the number of shares of HEARx Common Stock at the Exchange Ratio to which a holder of Helix Common Shares electing to receive HEARx Common Stock is entitled, together with a corresponding number of HEARx Purchase Rights.

(b) A holder of Helix Common Shares shall make the election in section (a) above by depositing with a Canadian commercial bank selected by HEARx and reasonably acceptable to Helix (the “Depositary”), prior to the date which is two days prior to the date of the Helix Meeting (the “Election Deadline”), a duly completed letter of transmittal and election form (the “Letter of Transmittal and Election Form”) in the form provided by Helix. In the event that a holder of Helix Common Shares has failed to validly make an election in the Letter of Transmittal and Election Form pursuant to this paragraph, such holder shall be deemed to have made the election to receive the Exchangeable Shares Consideration. Notwithstanding any provision of this Agreement to the contrary, holders of Helix Common Shares who are not resident in Canada for the purposes of the Income Tax Act (Canada) (the “ITA”) shall not be entitled to elect to receive Exchangeable Shares and any such election shall be deemed to be an election to receive the HEARx Stock Consideration.

(c) Upon the transfer of shares referred to in section (a) above: (A) each holder of a Helix Common Share shall cease to be such a holder, shall have his name removed from the register of holders of Helix Common Shares and shall be entitled to become a holder of the number of fully paid Exchangeable Shares and/or shares of HEARx Common Stock to which he is entitled as a result of the transfer of shares referred to in section (a) and such holder’s name shall be added to the register of holders of such securities accordingly; and (B) HEARx Canada shall become the legal and beneficial owner of all of the Helix Common Shares so transferred.

(d) Holders of Helix Common Shares who are residents of Canada for the purposes of the ITA and who have elected to receive Exchangeable Shares under section (a)(i)(B) above shall be entitled to make an income tax election pursuant to Section 85 of the ITA (and, if applicable, analogous provisions of provincial income tax legislation) with respect to the transfer of their Helix Common Shares to HEARx Canada referred to in section (a)(i) by providing three signed copies of the necessary election forms to HEARx Canada within 90 days following the Effective Date, duly completed with the details of the number of shares transferred and the applicable agreed amounts for the purposes of such elections. Thereafter, subject to the election forms complying with the provisions of the ITA (and, if applicable, analogous provisions of provincial income tax legislation), the forms will be signed by HEARx Canada and two signed copies will be returned to such holders of Helix Common Shares for filing with the Canada Customs and Revenue Agency and the applicable provincial tax authorities.

(e) Prior to the Effective Time, HEARx shall cause HEARx Canada to authorize and issue the Exchangeable Shares pursuant to the agreements and instrument described below, with such changes as HEARx and Helix may deem appropriate, provided that such changes do not materially alter the economic equivalency of an Exchangeable Share and a share of HEARx Common Stock:

(i) HEARx shall cause HEARx Canada to include the Share Provisions described on Schedule J in HEARx Canada’s Articles of Incorporation;

(ii) HEARx shall cause the share of Special Voting Stock described in Schedule K to be duly authorized;

(iii) HEARx shall deposit the share of Special Voting Stock with the Depository and shall execute, and cause HEARx Canada and HEARx Acquisition ULC, a Nova Scotia unlimited liability company (“HEARx Acquisition”), to execute, the Voting and Exchange Trust Agreement in the form of Schedule L; and

(iv) HEARx shall, and shall cause HEARx Canada and HEARx Acquisition to, execute the Support Agreement in the form of Schedule M.

(f) Each of the outstanding options to purchase Helix Common Shares other than options held by a holder who has exercised its right of dissent in accordance with the Interim Order and is ultimately entitled to be paid the fair value of its options (collectively, the “Helix Options”) will, at the Effective Time, and without any further action on the part of any holder thereof, be exchanged for substantially identical options issued by HEARx to purchase that number of shares of HEARx Common Stock determined by multiplying the number of shares of Helix Common Shares subject to such Helix Option at the Effective Time by the Exchange Ratio, at an exercise price per share of HEARx Common Stock equal to the exercise price per share of such Helix Option immediately prior to the Effective Time (as adjusted for conversion from Canadian dollars to US dollars as of the Effective Time) divided by the Exchange Ratio. If the foregoing calculation results in an exchanged Helix Option being exercisable for a fraction of a share of HEARx Common Stock, then the number of shares of HEARx Common Stock subject to such option shall be rounded down to the nearest whole number of shares and the total exercise price for the option will be reduced by the exercise price for the fractional share. Such options, whether or not then exercisable or vested, will continue to have, and be subject to, the same vesting schedule and will otherwise be on substantially the same terms and conditions as the original Helix Options to which they relate; provided, however, that any Helix Option which is an employee stock option shall be exchanged for a HEARx Option with a term of ten years from the original issuance date of the Helix Option.

(g) As of the Effective Time, in accordance with the respective terms thereof, all outstanding Helix Convertible Securities (other than Helix Options) shall be exercisable into Exchangeable Shares based on the Exchange Ratio.

(h) No fractional Exchangeable Share and no fractional shares of HEARx Common Stock shall be issued pursuant to the Arrangement. Any holder of Helix Common Shares who would otherwise be entitled to receive a fraction of an Exchangeable Share or fraction of a share of HEARx Common Stock, as the case may be, shall, upon surrender of the certificate or certificates representing Helix Common

Shares, receive a certificate adjusted to the next lower whole number of Exchangeable Shares or shares of HEARx Common Stock, as the case may be.

(i) The Exchange Ratio shall be adjusted to reflect fully the effect of any share split, reverse split, share dividend (including any dividend or distribution of securities convertible into HEARx Common Stock), reorganization, recapitalization, or other like change with respect to the HEARx Common Stock occurring after the Original Execution Date and prior to the Effective Time.

(j) HEARx Canada shall be incorporated as a corporation under the Act.

(k) HEARx Acquisition shall be incorporated as an unlimited liability company under Section 9 of the Companies Act (Nova Scotia).

SCHEDULE C

JOINT PRESS RELEASE

SCHEDULE D

LIST OF MANAGEMENT SHAREHOLDERS

3319725 Canada, Inc.

Les Partenaires de Montreal s.e.c.
Duval Holdings Inc.
Steve Forget
Martin Cousineau
Richard Doucet
Luc Parent
Gestion Fremican Inc.

SCHEDULE E

FORM OF STOCKHOLDERS AGREEMENT

SCHEDULE F

OTHER EFFECTS OF ARRANGEMENT

DIRECTORS (NINE TOTAL):

Paul A. Brown (Chairman)
Steve Forget (Vice Chairman)
Stephen J. Hansbrough
Thomas W. Archibald
Joseph L. Gitterman III
David J. MacLachlan
Martin Cousineau
Michel Labadie
Mark Wayne

EXECUTIVE COMMITTEE:

Steven Hansbrough
Steve Forget
Martin Cousineau
François Tellier
Gino Chouinard
Jim Peklenk
Bryan Burgett
Donna Taylor

OFFICERS:

Paul A. Brown (Chairman)
Stephen J. Hansbrough (Chief Executive Officer)
Steve Forget (President)
James Peklenk (Co-Chief Financial Officer)
Gino Chouinard (Co-Chief Financial Officer)
Donna Taylor (Division COO)
Martin Cousineau (Division COO)

MATTERS REQUIRING SUPER MAJORITY DIRECTOR APPROVAL:

(a) A reorganization, merger, spin-off or sale, in whole or part, of HEARx or any of its affiliates, subsidiaries and divisions;

(b) The issuance of capital stock or any other transaction involving HEARx capital stock;

(c) Any equity or debt financing of more than US $5 million;

(d) Any acquisition for a consideration of more than US $5 million;

(e) Approval of an annual budget;

(f) Material changes to the initial business plan for HEARx;

(g) Appointment of the Chairman, Vice Chairman, Chief Executive Officer, President, Chief Operating Officer, Chief Financial Officer of HEARx and each of its subsidiaries or divisions;

(h) Appointment of the members of the Compensation, Corporation Governance, Audit and Executive Committees; and

(i) Any other actions that will or may result in the dilution of the shareholders of HEARx.

SCHEDULE G

INTENTIONALLY LEFT BLANK

SCHEDULE H

REPRESENTATIONS AND WARRANTIES OF HELIX

      1.  Organization. Helix and each partnership, joint venture, corporation, association or other business entity of which more than 50% of the total votes attached to all outstanding shares, or units of ownership or beneficial interest, entitled to vote in the election of directors (or members of a comparable governing body) is owned or controlled, directly or indirectly, by Helix (collectively in this Schedule H, the “Helix Subsidiaries”, provided that unless the context otherwise requires, all representations and warranties of Helix in this Schedule H shall be deemed to be representations and warranties of Helix and the Helix Subsidiaries on a consolidated basis), is duly incorporated or formed, duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation, has full requisite power and authority to carry on its business as it is currently conducted, and to own, lease and operate the properties currently owned, leased and operated by it, and is duly qualified or licensed to do business and is in good standing as a foreign corporation or organization authorized to do business in all jurisdictions in which the character of the properties owned or leased or the nature of the business conducted by it would make such qualification or licensing necessary, except where the failure to be so qualified or licensed would not have a material adverse effect on Helix. The Helix Disclosure Schedule sets forth a true and complete list of all of the Helix Subsidiaries, together with the jurisdiction of incorporation or formation for each Helix Subsidiary. All of the outstanding shares of capital stock and other ownership interests of the Helix Subsidiaries are validly issued, fully paid and non-assessable and, except as set forth in Helix Disclosure Schedule, all such shares and other ownership interests are owned directly or indirectly by Helix free and clear of all material liens, claims or encumbrances, and there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any shares of capital stock or other ownership interests in any of the Helix Subsidiaries. Except as set forth in the Helix Disclosure Schedule, Helix does not directly or indirectly own any shares of capital stock or other ownership interests, or any options, rights, entitlements, understandings or commitments to acquire any capital stock or other ownership interests, in any partnership, joint venture, corporation, association or other business entity. Helix has made available to HEARx prior to the execution of this Agreement true and correct copies of the articles of incorporation and by-laws, each as amended to date, of Helix and each of the Helix Subsidiaries.

      2.  Capitalization. The authorized share capital of Helix consists of an unlimited number of common shares, an unlimited number of first preferred shares and an unlimited number of second preferred shares. As of the Original Execution Date, there are 41,064,482 common shares issued and outstanding and no first preferred shares or second preferred shares issued and outstanding. All issued and outstanding common shares have been duly authorized, validly issued and are fully paid and non-assessable. As of the Original Execution Date, up to a maximum of 13,231,113 common shares may be issued pursuant to the Helix Convertible Securities, a list of which is included in the Helix Disclosure Schedule. Except as described in the immediately preceding sentence, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (whether by law, preemptive right, contract or otherwise) obligating Helix or any Helix Subsidiaries to issue or sell any shares in the share capital of Helix or any of the Helix Subsidiaries or securities or obligations of any kind convertible into or exchangeable for any shares in the share capital of Helix, any of the Helix Subsidiaries or any other person, nor is there outstanding any share appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or any other attribute of Helix or the Helix Subsidiaries. To the knowledge of Helix, except as set forth in the Helix Disclosure Schedule, no person or group beneficially owns 5% or more of Helix’s outstanding voting securities.

      3.  Authority. Helix has the requisite corporate power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by Helix and the consummation by Helix of the transactions contemplated by this Agreement have been duly authorized by the board of directors of Helix and no other corporate proceedings on the part of Helix are necessary to authorize this Agreement or the transaction contemplated hereby other than approval by the Shareholders of Helix as contemplated by Section 1.1. This Agreement has been duly executed and delivered by Helix and constitutes the legal, valid and binding obligation of Helix, enforceable against Helix in accordance with its terms. Except as set forth in the Helix Disclosure Schedule, the execution and delivery by Helix of this Agreement and performance by it of its obligations hereunder and the completion of the Arrangement and transactions contemplated by this Agreement will not:

(a) result in a violation or breach of, require any consent to be obtained under or give rise to any termination rights under any provision of:

(i) its or any of the Helix Subsidiaries’ certificate of incorporation, articles, by-laws or other charter documents, including any shareholder agreement or any other agreement or understanding with any party holding an ownership interest in any of the Helix Subsidiaries;

(ii) any law, regulation, order, judgment or decree; or

(iii) any material contract, agreement, license, franchise or permit to which Helix or any of the Helix Subsidiaries is bound or is subject or is the beneficiary;

(b) cause any default (with or without notice or lapse of time, or both), or event which would give rise to, cause or permit any right of termination, amendment, cancellation or acceleration, or cause the loss of any material benefit under any term, condition or provision of any loan or credit agreement, note, bond, mortgage, indenture or other indebtedness, or cause any indebtedness to come due before its stated maturity or cause any available credit to cease to be available;

(c) result in the imposition of any encumbrance, charge or lien upon any of its assets or the assets of any of the Helix Subsidiaries, or restrict, hinder, impair or limit the ability of Helix or any of the Helix Subsidiaries to carry on the business of Helix or any of the Helix Subsidiaries as and where it is now being carried on or as and where it may be carried on in the future; or

(d) require the consent, approval, order or authorization of, action by, or in respect of, or registration, declaration or filing with, any regulatory or other governmental authority or any other third party.

      4.  No Defaults. Neither Helix nor any Helix Subsidiary is, or has received notice that it would be with the passage of time, in default or violation of any term condition or provision of (i) its charter documents or bylaws; (ii) any judgment, decree or order applicable to it; or (iii) any loan or credit agreement, note, bond, mortgage, indenture, material contract, agreement, lease, license or other instrument to which Helix or any of the Helix Subsidiaries is now a party or by which it or any of its properties or assets may be bound, except in the case of item (iii) for defaults and violations that, individually or in the aggregate, would not have, or would not reasonably be expected to have, a material adverse affect on Helix or its ability to perform its obligations under this Agreement.

      5.  Absence of Changes. Since November 30, 2000, and except as set forth in the Helix Disclosure Schedule:

(a) Helix and the Helix Subsidiaries have conducted their respective businesses only in the ordinary course of their businesses;

(b) there has not been any material adverse change in the financial condition, results of operations, prospects, assets, liabilities or business of Helix or the Helix Subsidiaries;

(c) there has not been any material damage, destruction or loss to the business or properties of Helix or the Helix Subsidiaries (whether or not covered by insurance);

(d) there has not been any declaration, setting aside or payment of any dividend or other distribution in respect of the Helix Common Shares, or any direct or indirect redemption, purchase or any other acquisition by Helix of any such shares;

(e) there has not been any change in the Helix Common Shares or in the number of shares or classes of Helix’s authorized or outstanding share capital (other than as a result of exercises of currently outstanding options and warrants);

(f) no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to Helix or any of the Helix Subsidiaries has been incurred;

(g) neither Helix nor any of the Helix Subsidiaries has disposed of or acquired any property or assets other than in the ordinary course of business;

(h) Helix and the Helix Subsidiaries have not made any change in accounting principles and practices as theretofore applied including, without limitation, the basis upon which its assets and liabilities are recorded on its books and earnings and profits and losses are ascertained;

(i) Helix and the Helix Subsidiaries have not made any general change in salary and other compensation levels and have not entered into any agreements, whether in writing or oral, providing for payments to be made to any employees or officers of Helix or the Helix Subsidiaries in connection with the transactions contemplated hereby;

(j) Helix and the Helix Subsidiaries have not made or incurred any material loans or advances (other than loans or advances between Helix and any Helix Subsidiary or between Helix Subsidiaries); and

(k) Helix and the Helix Subsidiaries have not made any payments to or entered into any agreement with any person or entity not dealing at arm’s length with Helix or the Helix Subsidiaries, as the case may be.

      6.  Additional Corporation Information. The Helix Disclosure Schedule sets forth true, complete and correct lists of the following items with respect to Helix and the Helix Subsidiaries, and Helix has heretofore made available to HEARx true, complete and correct copies of any documents referred to in such lists and written summaries of all oral contracts or arrangements referred to in such lists (including all amendments, modifications and supplements thereto and all side letters related thereto):

(a) Material Contracts. All material contracts which may involve annual payments to or from any party of an amount in excess of US$100,000 or aggregate payments to or from any party over a term of three years in excess of US$500,000;

(b) Employee Compensation Plans. All bonus, retention bonus, company severance policy, employee stock option plans, incentive compensation, deferred compensation, profit-sharing, retirement, pension, welfare, group insurance, death benefit, or other fringe benefit plans, arrangements or trust agreements, together with copies of the most recent reports with respect to such plans, arrangements or trust agreements filed with any governmental entity and all tax determination letters that have been received with respect to such plans;

(c) Employee Agreements. Any collective bargaining agreements with any labour union or other representative of employees, including amendments and supplements, in each case covering 10 or more employees, all employment agreements involving, individually, remuneration greater than CDN $100,000 per annum and all executive termination agreements;

(d) Patents. All patents, trademarks, copyrights and other material intellectual property rights owned, licensed or used;

(e) Trade Names. All trade names and fictitious names used or held, whether and where such names are registered and where used;

(f) Promissory Notes. All long-term and short-term promissory notes, installment contracts, loan agreements, credit agreements or any other evidence of indebtedness and any other agreements relating thereto or with respect to collateral securing the same; and

(g) Guarantees. All indebtedness, liabilities and commitments of others and as to which it is a guarantor, endorser, co-maker, surety or accommodation maker, or is contingently liable therefor (excluding liabilities as an endorser of checks and the like in the ordinary course of business) and all letters of credit, whether stand-by or documentary, issued by any third party.

      7.  Employment Agreements; Related Party Transactions. Except as set forth in the Helix Disclosure Schedule, neither Helix nor any of the Helix Subsidiaries is a party to any written or oral policy, agreement, obligation or understanding providing for severance or termination payments to, or any employment agreement with, any person. Except as set forth in the Helix Disclosure Schedule, there are no transactions or arrangements between Helix or any Helix Subsidiary and, or any outstanding loans or advances to or any guarantee or credit enhancement for the benefit of, any director or officer of Helix or any Helix Subsidiary or any person affiliated or related to any such director or officer or any other person or entity controlling or under common control with Helix.

      8.  Disclosure. The Helix Disclosure Schedule sets forth all information regarding any event, circumstance or action taken or failed to be taken which could materially and adversely affect the business, operations, assets, capitalization, financial condition, prospects, rights or liabilities of or relating to Helix or any of the Helix Subsidiaries. No representation or warranty made by Helix in this Agreement, nor any document, written information statement, financial statement, certificate or exhibit prepared and furnished or to be prepared and furnished by Helix or its representatives pursuant hereto or in connection with the transactions contemplated hereby, when taken together, contained any untrue statement of a material fact when made, or omitted to state a material fact necessary to make the statements or facts contained herein or therein not misleading in light of the circumstances under which they were furnished.

      9.  Securities Reports and Financial Statements. Helix has filed all forms, reports and documents with the applicable Canadian securities commissions or regulatory authorities required to be filed by it pursuant to relevant Canadian securities statutes, regulations, policies and rules (collectively, the “Helix Securities Reports”), all of which have complied in all material respects with all applicable requirements of such statutes, regulations, policies and rules. None of Helix Securities Reports, at the time filed or as subsequently amended, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The financial statements of Helix contained in Helix Securities Reports complied in all material respects with the then applicable accounting requirements and the published rules and regulations of the relevant Canadian securities statutes with respect thereto, were prepared in accordance with Canadian generally accepted accounting principles applied on a consistent basis during the periods involved (except as may have been indicated in the notes thereto or, in the case of unaudited statements, as permitted by applicable laws, rules or regulations) and fairly present in all material respects (subject, in the case of the unaudited statements, to normal, year-end audit adjustments) the consolidated financial position of Helix and the Helix Subsidiaries as of the respective dates thereof and the consolidated results of their operations and cash flows for the respective periods then ended. There has been no change in the accounting policies or the methods of making accounting estimates of Helix or changes in estimates that are material to such financial statements, except as described in the notes thereto. Except (a) as reflected in such financial statements or in the notes thereto, (b) for liabilities incurred in connection with this Agreement and the transactions contemplated hereby, or (c) for liabilities incurred in the ordinary course of business since the date of the most recent financial statements included in the Helix Securities Reports, neither Helix nor any Helix Subsidiary has any liabilities of any kind whatsoever, whether accrued, contingent, absolute, due, to become due, determined, determinable or otherwise that would have, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Helix.

      10.  Books and Records. The books, records and accounts of Helix and the Helix Subsidiaries (a) have been maintained in accordance with good business practices on a basis consistent with prior years, (b) are stated in reasonable detail and accurately and fairly reflect the transactions and dispositions of the assets of Helix and the Helix Subsidiaries and (c) accurately and fairly reflect the basis for Helix’s financial statements. Helix has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances that (a) transactions are executed in accordance with management’s general or specific authorization; and (b) transactions are recorded as necessary (i) to permit preparation of financial statements in conformity with Canadian generally accepted accounting principles and any other criteria applicable to such statements and (ii) to maintain accountability for assets.

      11.  Litigation, etc. Except as set forth in the Helix Disclosure Schedule, there is no claim, action, suit, proceeding or investigation pending or, to the knowledge of Helix, threatened against or relating to Helix or any of the Helix Subsidiaries or affecting any of their properties or assets before any court or governmental or regulatory authority or body that, if adversely determined, is likely to have a material adverse effect on Helix or any of the Helix Subsidiaries or prevent or materially delay consummation of the Arrangement and other transactions contemplated by this Agreement, nor is Helix aware of any basis for any such claim, action, proceeding or investigation. Neither Helix nor any of the Helix Subsidiaries is subject to any outstanding judgment, rule, order, writ, injunction or decree that has had or is reasonably likely to have a material adverse effect on Helix or any of the Helix Subsidiaries or prevent or materially delay consummation of the transactions contemplated by this Agreement.

      12.  Environmental. Except as set forth in the Helix Disclosure Schedule, neither Helix nor any of the Helix Subsidiaries is aware of, or has received:

(a) any order or directive which relates to environmental matters, and which requires any material work, repairs, construction, or capital expenditures; or

(b) any demand or notice with respect to the material breach of any environmental, health, or safety law applicable to Helix or any of the Helix Subsidiaries, including, without limitation, any regulations respecting the use, storage, treatment, transportation, or disposition of environmental contaminants.

      13.  Insurance. Policies of insurance in force as of the Original Execution Date naming Helix as an insured adequately cover all risks reasonably and prudently foreseeable in the operation and conduct of the business of Helix and the Helix Subsidiaries. All such policies of insurance shall remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated by this Agreement.

      14.  Tax Matters.

(a) Definitions. For purposes of this Agreement (including this Schedule H and Schedule I below), the following definitions shall apply:

(i) The term “Taxes” shall mean all taxes, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any federal, provincial, territorial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and provincial income taxes), capital taxes, withholding taxes, payroll and employee withholding taxes, employment insurance, goods and services taxes, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers’ compensation and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing.

(ii) The term “Returns” shall mean all reports, estimates, declarations of estimated tax, information statements and returns relating to, or required to be filed in connection with, any Taxes.

(b) Returns Filed and Taxes Paid. All Returns required to be filed by or on behalf of Helix or any of the Helix Subsidiaries have been duly filed on a timely basis and such Returns are true, complete and correct in all material respects. All Taxes shown to be payable on the Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other Taxes are payable by Helix or any of the Helix Subsidiaries with respect to items or periods covered by such Returns which would be material to Helix. Helix and each of the Helix Subsidiaries has withheld, collected and remitted all amounts required to be withheld, collected and remitted by it in respect of any Taxes. There are no liens with respect to Taxes upon or, to the knowledge of Helix threatened, against any of the properties or assets, real or personal, tangible or intangible, of Helix or any of the Helix Subsidiaries (except for Taxes not yet due and payable). Neither Helix nor any of the Helix Subsidiaries is a party to or bound by any tax allocation agreement, tax sharing agreement or tax indemnification agreement.

(c) Tax Reserves. Helix has paid or provided adequate accruals in its financial statements for the year ended November 30, 2000 for Taxes, including income taxes and related deferred taxes, in conformity with generally accepted accounting principles applicable in Canada and has made adequate provision in its accounts for all Taxes for periods commencing subsequent to such year and ending prior to the Original Execution Date.

(d) Returns Furnished. For all periods ending on and after November 30, 1997, HEARx has been furnished by Helix true and complete copies of:

(i) relevant portions of income tax audit reports, statements of deficiencies, closing or other agreements received by Helix or any of the Helix Subsidiaries or on behalf of Helix or any of the Helix Subsidiaries relating to Taxes; and

(ii) all pro-forma separate federal and provincial income or franchise tax returns for Helix or any of the Helix Subsidiaries.

(e) Tax Deficiencies Audits: Statues of Limitations. Except as set forth in the Helix Disclosure Schedule, no deficiencies exist or have been asserted with respect to Taxes of Helix or any of the Helix Subsidiaries. Neither Helix nor any of the Helix Subsidiaries is a party to any action or proceeding for assessment or collection of Taxes, nor has such event been asserted or threatened against Helix or any of the Helix Subsidiaries or any of their respective assets. No waiver or extension of any statue of limitations is in effect with respect to Taxes or Returns of Helix or any of the Helix Subsidiaries. Except as set forth in the Helix Disclosure Schedule, the Returns of Helix and the Helix Subsidiaries have never been audited by a government or taxing authority, nor is any such audit in process, pending or threatened.

      15.  Pension and Termination Benefits.

(a) Helix Disclosure Schedule lists all employee benefit plans, all other bonus, stock option, stock purchase, incentive, deferred compensation, supplemental retirement, severance or termination pay, or medical, life or other insurance, supplemental unemployment benefits, profit-sharing, pension or retirement plans, programs, agreements or arrangements and other similar fringe or employee benefit plans, programs, agreements or arrangements and any current or former (solely to the extent obligations thereunder are still enforceable) employment or executive compensation or severance contracts for the benefit of, or relating to, any employee of Helix as well as each plan with respect to which Helix or a Helix Subsidiary could incur liability if such plan were terminated (together, along with all amendments thereto, the “Helix Employee Plans”), and a complete and correct copy of each such written Helix Employee Plan has been made available to HEARx.

(b) Except as set forth in the Helix Disclosure Schedule,

(i) none of Helix Employee Plans promises or provides retiree medical, post termination medical or other retiree or post termination welfare benefits to any person, except as may be required by applicable law, and none of Helix Employee Plans is a “multiemployer plan” as such term is defined in Section 3(37) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”);

(ii) there has been no transaction or failure to act with respect to any Helix Employee Plan by any person, which could result in any material liability of Helix or any Helix Subsidiary;

(iii) all Helix Employee Plans are in compliance in all material respects with the requirements prescribed by any and all laws and orders currently in effect with respect thereto, and Helix and the Helix Subsidiaries have performed all material obligations required to be performed by them under, are not in any material respect in default or violation of, and have no knowledge of any default or violation by any other party to, any of Helix Employee Plans;

(iv) each Helix Employee Plan intended to qualify under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and each trust intended to qualify under Section 501(a) of the Code is the subject of a favorable determination letter from the Internal

Revenue Service (“IRS”), and to the knowledge of Helix nothing has occurred which may reasonably be expected to impair such determination;

(v) all contributions (including premiums) required to be made to any Helix Employee Plan, under the terms of any Helix Employee Plan or any collective bargaining agreement, or any law have been made on or before their due dates, the full and proper amount for contributions (including premiums) to each Helix Employee Plan for the current plan years have been accrued in accordance with Canadian generally accepted accounting principles and, without limiting the foregoing, there are no material unfunded liabilities under any Helix Employee Plan;

(vi) with respect to each Helix Employee Plan subject to Title IV of ERISA, no “reportable event” within the meaning of Section 4043 of ERISA (excluding any such event for which the thirty (30) day notice requirement has been waived under the regulations to Section 4043 of ERISA) nor any event described in Section 4062, 4063 or 4041 of ERISA has occurred;

(vii) neither Helix nor any of its affiliates has incurred, nor reasonably expects to incur, any Liability under Title IV of ERISA (other than liability for premium payments arising in the ordinary course);

(viii) to the knowledge of Helix, no material oral or written representation or communication with respect to any aspect of the Helix Employee Plans has been made to employees of Helix or any Helix Subsidiary prior to the Original Execution Date that is not in accordance with the written or otherwise preexisting terms and provisions of such plans; and

(ix) no Helix Employee Plan is an employee pension benefit plan as defined in ERISA § 3(2).

(c) Each Helix Employee Plan that is required or intended to be qualified under applicable law or registered or approved by a governmental entity has been so qualified, registered or approved by the appropriate governmental entity, and to the knowledge of Helix nothing has occurred since the date of the last qualification, registration or approval to adversely affect, or cause, the appropriate governmental entity to revoke such qualification, registration or approval.

(d) There is no pending, or to the knowledge of Helix, threatened claims, actions, suits, proceedings (including, without limitation, arbitration and mediation) or investigations (collectively, “Litigation”) against Helix or any of the Helix Subsidiaries with respect to any of Helix Employee Plans.

(e) There is no pending or, to the knowledge of Helix, threatened Litigation by former or present employees of Helix and the Helix Subsidiaries (or their beneficiaries) with respect to the Helix Employee Plans or the assets or fiduciaries thereof (other than routine claims for benefits).

(f) Except as set forth in the Helix Disclosure Schedule, neither Helix nor the Helix Subsidiaries maintains any 401(k) or other type of pension plan subject to Section 401(a) of the Code in the United States.

      16.  Intellectual Property. Helix or the Helix Subsidiaries own or possess licenses to use all patents, patent applications, trademarks and service marks (including registrations and applications therefor), trade names, copyrights and written know-how, trade secrets and all other similar proprietary data and the goodwill associated therewith (collectively, the “Helix Intellectual Property”) that are either material to the business of Helix or any of the Helix Subsidiaries or that are necessary for the production, manufacture, use, license or sale of any resources, services or products produced, manufactured, used, licensed or sold by Helix or the Helix Subsidiaries. Helix Intellectual Property is owned or licensed by Helix or the Helix Subsidiaries free and clear of any material encumbrance other than such encumbrances as have been disclosed in the Helix Disclosure Schedule. Except as set forth in the Helix Disclosure Schedule, neither Helix nor any of the Helix Subsidiaries has granted to any other person any license to use any Helix Intellectual Property. Neither Helix nor any of the Helix Subsidiaries has received any notice of infringement, misappropriation or conflict with the intellectual property rights of others in connection with the use by Helix or the Helix Subsidiaries of Helix Intellectual Property.

      17.  Title to Properties. Except for goods and other property sold, used or otherwise disposed of in the ordinary course of business for fair value, Helix has good and indefeasible title to all its properties, interests in properties and assets, real and personal, reflected in its November 30, 2000 financial statements, free and clear of any encumbrance, except (i) encumbrances reflected in the balance sheet of Helix dated November 30, 2000, (ii) liens for current taxes not yet due and payable, and (iii) such imperfections of title, easements and encumbrances, if any, which would not, individually or in the aggregate, have a material adverse effect on Helix or any of the Helix Subsidiaries. All leases pursuant to which Helix or any of the Helix Subsidiaries leases (whether as lessee or lessor) any substantial amount of real or personal property are in good standing, valid, and effective; and there is not, under any such leases, any existing or prospective default or event of default or event which with notice or lapse of time, or both, would constitute a default by Helix or any of the Helix Subsidiaries which would, individually or in the aggregate, have a material adverse effect on Helix and in respect to which Helix or any of the Helix Subsidiaries has not taken adequate steps to prevent a default from occurring. No party to any such leases has given notice to Helix or any of the Helix Subsidiaries of or made a written claim against Helix or any of the Helix Subsidiaries with respect to any material breach or material default thereunder. The buildings and premises of Helix and the Helix Subsidiaries that are used in its business are in good operating condition and repair, subject only to ordinary wear and tear. All major items of operating equipment of Helix and the Helix Subsidiaries are in good operating condition and in a state of reasonable maintenance and repair, ordinary wear and tear excepted, and are free from any known defects except as may be repaired by routine maintenance and such minor defects as to not substantially interfere with the continued use thereof in the conduct of normal operations.

      18.  Brokers and Finders. Neither Helix nor any of the Helix Subsidiaries nor any of their respective directors, officers or employees has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or similar payments in connection with the transactions contemplated by this Agreement.

SCHEDULE I

REPRESENTATIONS AND WARRANTIES OF HEARx

      1.  Organization. HEARx and each partnership, joint venture, corporation, association or other business entity of which more than 50% of the total votes attached to all outstanding shares, or units of ownership or beneficial interest, entitled to vote in the election of directors (or members of a comparable governing body) is owned or controlled, directly or indirectly, by HEARx (collectively in this Schedule I, the “HEARx Subsidiaries”, provided that unless the context otherwise requires, all representations and warranties of HEARx in this Schedule I shall be deemed to be representations and warranties of HEARx and the HEARx Subsidiaries on a consolidated basis), is duly incorporated or formed, duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation, has full requisite power and authority to carry on its business as it is currently conducted, and to own, lease and operate the properties currently owned, leased and operated by it, and is duly qualified or licensed to do business and is in good standing as a foreign corporation or organization authorized to do business in all jurisdictions in which the character of the properties owned or leased or the nature of the business conducted by it would make such qualification or licensing necessary, except where the failure to be so qualified or licensed would not have a material adverse effect on HEARx. The HEARx Disclosure Schedule sets forth a true and complete list of all of the HEARx Subsidiaries, together with the jurisdiction of incorporation or formation for each HEARx Subsidiary. All of the outstanding shares of capital stock and other ownership interests of the HEARx Subsidiaries are validly issued, fully paid and non-assessable and, except as set forth in the HEARx Disclosure Schedule, all such shares and other ownership interests are owned directly or indirectly by HEARx free and clear of all material liens, claims or encumbrances, and there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any shares of capital stock or other ownership interests in any of the HEARx Subsidiaries. Except as set forth in the HEARx Disclosure Schedule, HEARx does not directly or indirectly own any shares of capital stock or other ownership interests, or any options, rights, entitlements, understandings or commitments to acquire any capital stock or other ownership interests, in any partnership, joint venture, corporation, association or other business entity. HEARx has made available to Helix prior to the execution of this Agreement true and correct copies of the articles of incorporation and by-laws (or equivalent organizational documents), each as amended to date, of HEARx and each of the HEARx Subsidiaries.

      2.  Capitalization. The authorized capital stock of HEARx consists of 20,000,000 shares of common stock, $0.10 par value per share and 2,000,000 shares of preferred stock, $1.00 par value per share. As of the Original Execution Date, there are 13,211,976 shares of common and 5,340 shares of preferred stock issued and outstanding. Except as set forth on the HEARx Disclosure Schedule, all issued and outstanding shares of common stock have been duly authorized, validly issued and are fully paid and non-assessable. As of June 30, 2001, (i) there are outstanding stock options and warrants which may be exercised for up to 2,222,325 shares of common stock; and (ii) based on a conversion price of $1.55, the outstanding shares of convertible preferred stock (including accrued interest thereon through May 26, 2001) could be converted into up to 6,959,874 shares of common stock. Except as described in the immediately preceding sentence and except as may occur pursuant to the operation of the HEARx Rights Agreement, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (whether by law, preemptive right, contract or otherwise) obligating HEARx or any HEARx Subsidiaries to issue or sell any shares of capital stock of HEARx or any of the HEARx Subsidiaries or securities or obligations of any kind convertible into or exchangeable for any shares of capital stock of HEARx, any of the HEARx Subsidiaries or any other person, nor is there outstanding any share appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or any other attribute of HEARx or the HEARx Subsidiaries. To the knowledge of HEARx, except as set forth in the HEARx Disclosure Schedule no person or group beneficially owns (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, (“Exchange Act”)) 5% or more of HEARx’s outstanding voting securities.

      3.  Authority. HEARx has the requisite corporate power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by HEARx and the consummation by HEARx of the transactions contemplated by this Agreement have been duly authorized by the board of directors of HEARx and no other corporate proceedings on the part of HEARx are necessary to authorize this Agreement or the transaction contemplated hereby other than the approval of the HEARx Shareholders as contemplated by Section 3.6. This Agreement has been duly executed and delivered by HEARx and constitutes the legal, valid and binding obligation of HEARx, enforceable against HEARx in accordance with its terms. Except as disclosed on the HEARx Disclosure Schedules, the execution and delivery by HEARx of this Agreement and performance by it of its obligations hereunder and thereunder and the completion of the Arrangement and transactions contemplated by this Agreement will not:

(a) result in a violation or breach of, require any consent to be obtained under or give rise to any termination rights under any provision of:

(i) its or any of the HEARx Subsidiaries’ certificate of incorporation, articles, by-laws or other charter or equivalent documents, including any shareholder agreement or any other agreement or understanding with any party holding an ownership interest in any of the HEARx Subsidiaries;

(ii) any law, regulation, order, judgment or decree; or

(iii) any material contract, agreement, license, franchise or permit to which HEARx or any of the HEARx Subsidiaries is bound or is subject or is the beneficiary;

(b) cause any default (with or without notice or lapse of time, or both), or event which would give rise to, cause or permit any right of termination, amendment, cancellation or acceleration, or cause the loss of any material benefit under any term, condition or provision of any loan or credit agreement, note, bond, mortgage, indenture or other indebtedness, or cause any indebtedness to come due before its stated maturity or cause any available credit to cease to be available;

(c) result in the imposition of any encumbrance, charge or lien upon any of its assets or the assets of any of the HEARx Subsidiaries, or restrict, hinder, impair or limit the ability of HEARx or any of the HEARx Subsidiaries to carry on the business of HEARx or any of the HEARx Subsidiaries as and where it is now being carried on or as and where it may be carried on in the future; or

(d) require the consent, approval, order or authorization of, action by, or in respect of, or registration, declaration or filing with, any regulatory or other governmental authority or any other third party.

      4.  No Defaults. Neither HEARx nor any HEARx Subsidiary is, or has received notice that it would be with the passage of time, in default or violation of any term condition or provision of (i) its charter or equivalent documents or bylaws; (ii) any judgment, decree or order applicable to it; or (iii) any loan or credit agreement, note, bond, mortgage, indenture, material contract, agreement, lease, license or other instrument to which HEARx or any of the HEARx Subsidiaries is now a party or by which it or any of its properties or assets may be bound, except in the case of item (iii) for defaults and violations that, individually or in the aggregate, would not have, or would not reasonably be expected to have, a material adverse affect on HEARx or its ability to perform its obligations under this Agreement.

      5.  Absence of Changes. Since December 29, 2000, and except as set forth in the HEARx Disclosure Schedule or the HEARx SEC filings (as that term is defined below):

(a) HEARx and the HEARx Subsidiaries have conducted their respective businesses only in the ordinary course of their businesses;

(b) there has not been any material adverse change in the financial condition, results of operations, prospects, assets, liabilities or business of HEARx or the HEARx Subsidiaries;

(c) there has not been any material damage, destruction or loss to the business or properties of HEARx or the HEARx Subsidiaries (whether or not covered by insurance);

(d) there has not been any declaration, setting aside or payment of any dividend or other distribution in respect of HEARx Common Stock, or any direct or indirect redemption, purchase or any other acquisition by HEARx of any such shares;

(e) there has not been any change in HEARx Common Stock or in the number of shares or classes of HEARx’s authorized or outstanding share capital (other than as a result of exercises of currently outstanding options and warrants and conversions of outstanding preferred stock);

(f) no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to HEARx or any of the HEARx Subsidiaries has been incurred;

(g) neither HEARx nor any of the HEARx Subsidiaries has disposed of or acquired any property or assets other than in the ordinary course of business;

(h) HEARx and the HEARx Subsidiaries have not made any change in accounting principles and practices as theretofore applied including, without limitation, the basis upon which its assets and liabilities are recorded on its books and earnings and profits and losses are ascertained;

(i) HEARx and the HEARx Subsidiaries have not made any general change in salary and other compensation levels and have not entered into any agreements, whether in writing or oral, providing for payments to be made to any employees or officers of HEARx or the HEARx Subsidiaries in connection with the transactions contemplated hereby;

(j) HEARx and the HEARx Subsidiaries have not made or incurred any material loans or advances; and

(k) HEARx and the HEARx Subsidiaries have not made any payments to or entered into any agreement with any person or entity not dealing at arm’s length with HEARx or the HEARx Subsidiaries, as the case may be.

      6.  Additional Corporation Information. The HEARx Disclosure Schedule or the HEARx SEC Filings disclose the following items with respect to HEARx and the HEARx Subsidiaries, and HEARx has heretofore made available to Helix true, complete and correct copies of any documents related thereto and written summaries of all oral contracts or arrangements (including all amendments, modifications and supplements thereto and all side letters related thereto):

(a) Material Contracts. All material contracts which may involve annual payments to or from any party of an amount in excess of US$100,000 or aggregate payments to or from any party over a term of three years in excess of US$500,000;

(b) Employee Compensation Plans. All bonus, retention bonus, company severance policy, employee stock option plans, incentive compensation, deferred compensation, profit-sharing, retirement, pension, welfare, group insurance, death benefit, or other fringe benefit plans, arrangements or trust agreements, together with copies of the most recent reports with respect to such plans, arrangements or trust agreements filed with any governmental entity and all tax determination letters that have been received with respect to such plans;

(c) Employee Agreements. Any collective bargaining agreements with any labour union or other representative of employees, including amendments and supplements, in each case covering 10 or more employees, all employment agreements involving, individually, remuneration greater than US $100,000 per annum and all executive termination agreements;

(d) Patents. All patents, trademarks, copyrights and other material intellectual property rights owned, licensed or used;

(e) Trade Names. All trade names and fictitious names used or held, whether and where such names are registered and where used;

(f) Promissory Notes. All long-term and short-term promissory notes, installment contracts, loan agreements, credit agreements or any other evidence of indebtedness and any other agreements relating thereto or with respect to collateral securing the same; and

(g) Guarantees. All indebtedness, liabilities and commitments of others and as to which it is a guarantor, endorser, co-maker, surety or accommodation maker, or is contingently liable therefor (excluding liabilities as an endorser of checks and the like in the ordinary course of business) and all letters of credit, whether stand-by or documentary, issued by any third party.

      7.  Employment Agreements; Related Party Transactions. Except as set forth in the HEARx Disclosure Schedule or the HEARx SEC Filings, neither HEARx nor any of the HEARx Subsidiaries is a party to any written or oral policy, agreement, obligation or understanding providing for severance or termination payments to, or any employment agreement with, any person. Except as set forth in the HEARx Disclosure Schedule or the HEARx SEC Filings, there are no transactions or arrangements between HEARx or any HEARx Subsidiary and, or any outstanding loans or advances to or any guarantee or credit enhancement for the benefit of, any director or officer of the Company or any HEARx Subsidiary or any person affiliated or related to any such director or officer or any other person or entity controlling or under common control with HEARx.

      8.  Disclosure. The HEARx Disclosure Schedule or the HEARx SEC Filings set forth all information regarding any event, circumstance or action taken or failed to be taken which could materially and adversely affect the business, operations, assets, capitalization, financial condition, prospects, rights or liabilities of or relating to HEARx or any of the HEARx Subsidiaries. No representation or warranty made by HEARx in this Agreement, nor any document, written information statement, financial statement, certificate or exhibit prepared and furnished or to be prepared and furnished by HEARx or its representatives pursuant hereto or in connection with the transactions contemplated hereby, when taken together, contained any untrue statement of a material fact when made, or omitted to state a material fact necessary to make the statements or facts contained herein or therein not misleading in light of the circumstances under which they were furnished.

      9.  Securities Reports and Financial Statements. HEARx has filed all forms, reports and documents with the Securities and Exchange Commission (the “SEC”) required to be filed by it pursuant to the Exchange Act (collectively, the “HEARx SEC Filings”), all of which have complied in all material respects with all requirements of the SEC applicable at the time of filing. None of HEARx SEC Filings, at the time filed or as subsequently amended, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The financial statements of HEARx contained in HEARx SEC Filings complied in all material respects with the then applicable accounting requirements and the published rules and regulations of the Securities and Exchange Commission with respect thereto, were prepared in accordance with United States generally accepted accounting principles applied on a consistent basis during the periods involved (except as may have been indicated in the notes thereto or, in the case of unaudited statements, as permitted by applicable laws, rules or regulations) and fairly present in all material respects (subject, in the case of the unaudited statements, to normal, year-end audit adjustments) the consolidated financial position of HEARx and the HEARx Subsidiaries as of the respective dates thereof and the consolidated results of their operations and cash flows for the respective periods then ended. Except (a) as reflected in such financial statements or in the notes thereto, (b) for liabilities incurred in connection with this Agreement and the transactions contemplated hereby, or (c) for liabilities incurred in the ordinary course of business since the date of the most recent financial statements included in HEARx SEC Filings, neither HEARx nor any HEARx Subsidiary has any liabilities of any kind whatsoever, whether accrued, contingent, absolute, due, to become due, determined, determinable or otherwise that would have, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on HEARx. HEARx has not received notice of delisting from AMEX. The HEARx Disclosure Schedule sets forth a list of all correspondence between HEARx and AMEX through the Original Execution Date concerning deficiencies under AMEX listing requirements for the HEARx Common Stock.

      10.  Books and Records. The books, records and accounts of HEARx and the HEARx Subsidiaries (a) have been maintained in accordance with good business practices on a basis consistent with prior years, (b) are stated in reasonable detail and accurately and fairly reflect the transactions and dispositions of the assets of HEARx and the HEARx Subsidiaries and (c) accurately and fairly reflect the basis for HEARx’s financial statements. HEARx has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances that (a) transactions are executed in accordance with management’s general or specific authorization; and (b) transactions are recorded as necessary (i) to permit preparation of financial statements in conformity with United States generally accepted accounting principles and any other criteria applicable to such statements and (ii) to maintain accountability for assets.

      11.  Litigation, etc. Except as set forth in the HEARx Disclosure Schedule or the HEARx SEC Filings, there is no claim, action, suit, proceeding or investigation pending or, to the knowledge of HEARx, threatened against or relating to HEARx or any of the HEARx Subsidiaries or affecting any of their properties or assets before any court or governmental or regulatory authority or body that, if adversely determined, is likely to have a material adverse effect on HEARx or any of the HEARx Subsidiaries or prevent or materially delay consummation of the Arrangement and other transactions contemplated by this Agreement, nor is HEARx aware of any basis for any such claim, action, proceeding or investigation. Neither HEARx nor any of the HEARx Subsidiaries is subject to any outstanding judgment, rule, order, writ, injunction or decree that has had or is reasonably likely to have a material adverse effect on HEARx or any of the HEARx Subsidiaries or prevent or materially delay consummation of the transactions contemplated by this Agreement.

      12.  Environmental. Except as set forth in the HEARx Disclosure Schedule, neither HEARx nor any of the HEARx Subsidiaries is aware of, or has received:

(a) any order or directive which relates to environmental matters, and which requires any material work, repairs, construction, or capital expenditures; or

(b) any demand or notice with respect to the material breach of any environmental, health, or safety law applicable to HEARx or any of the HEARx Subsidiaries, including, without limitation, any regulations respecting the use, storage, treatment, transportation, or disposition of environmental contaminants.

      13.  Insurance. Policies of insurance in force as of the Original Execution Date naming HEARx as an insured adequately cover all risks reasonably and prudently foreseeable in the operation and conduct of the business of HEARx and the HEARx Subsidiaries. All such policies of insurance shall remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated by this Agreement.

      14.  Tax Matters.

(a) Returns Filed and Taxes Paid. All Returns required to be filed by or on behalf of HEARx or any of the HEARx Subsidiaries have been duly filed on a timely basis and such Returns are true, complete and correct in all material respects. All Taxes shown to be payable on the Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other Taxes are payable by HEARx or any of the HEARx Subsidiaries with respect to items or periods covered by such Returns which would be material to HEARx. HEARx and each of the HEARx Subsidiaries has withheld, collected and remitted all amounts required to be withheld, collected and remitted by it in respect of any Taxes. There are no liens with respect to Taxes upon or, to the knowledge of HEARx threatened, against any of the properties or assets, real or personal, tangible or intangible, of HEARx or any of the HEARx Subsidiaries (except for Taxes not yet due and payable). Neither HEARx nor any of the HEARx Subsidiaries is a party to or bound by any tax allocation agreement, tax sharing agreement or tax indemnification agreement.

(b) Tax Reserves. HEARx has paid or provided adequate accruals in its financial statements for the year ended December 29, 2000 for Taxes, including income taxes and related deferred taxes, in conformity with generally accepted accounting principles applicable in the United States and has made adequate provision in its accounts for all Taxes for periods commencing subsequent to such year and ending prior to the Original Execution Date.

(c) Returns Furnished. For all periods ending on and after December 29, 1997, Helix has been furnished by HEARx true and complete copies of:

(i) relevant portions of income tax audit reports, statements of deficiencies, closing or other agreements received by HEARx or any of the HEARx Subsidiaries or on behalf of HEARx or any of the HEARx Subsidiaries relating to Taxes; and

(ii) all pro-forma separate federal and provincial income or franchise tax returns for HEARx or any of the HEARx Subsidiaries.

(d) Tax Deficiencies Audits: Statues of Limitations. Except as set forth in the HEARx Disclosure Schedule, no deficiencies exist or have been asserted with respect to Taxes of HEARx or any of the HEARx Subsidiaries. Neither HEARx nor any of the HEARx Subsidiaries is a party to any action or proceeding for assessment or collection of Taxes, nor has such event been asserted or threatened against HEARx or any of the HEARx Subsidiaries or any of their respective assets. No waiver or extension of any statue of limitations is in effect with respect to Taxes or Returns of HEARx or any of the HEARx Subsidiaries. Except as set forth in the HEARx Disclosure Schedule, the Returns of HEARx and the HEARx Subsidiaries have never been audited by a government or taxing authority, nor is any such audit in process, pending or threatened.

      15.  Pension and Termination Benefits.

(a) The HEARx Disclosure Schedule lists all employee benefit plans, all other bonus, stock option, stock purchase, incentive, deferred compensation, supplemental retirement, severance or termination pay, or medical, life or other insurance, supplemental unemployment benefits, profit-sharing, pension or retirement plans, agreements or arrangements and other similar fringe or employee benefit plans, programs or arrangements and any current or former (solely to the extent obligations thereunder are still enforceable) employment or executive compensation or severance contracts for the benefit of, or relating to, any employee of HEARx as well as each plan with respect to which HEARx or a HEARx Subsidiary could incur liability if such plan were terminated (together, along with all amendments thereto, the “HEARx Employee Plans”), and a complete and correct copy of each such written HEARx Employee Plan has been made available to Helix.

(b) Except as set forth in the HEARx Disclosure Schedule,

(i) none of the HEARx Employee Plans promises or provides retiree medical, post termination medical or other retiree or post termination welfare benefits to any person, except as may be required by applicable law, and none of the HEARx Employee Plans is a “multiemployer plan” as such term is defined in Section 3(37) of ERISA;

(ii) there has been no transaction or failure to act with respect to any HEARx Employee Plan by any person, which could result in any material liability of HEARx or any HEARx Subsidiary;

(iii) all HEARx Employee Plans are in compliance in all material respects with the requirements prescribed by any and all laws and orders currently in effect with respect thereto, and HEARx and the HEARx Subsidiaries have performed all material obligations required to be performed by them under, are not in any material respect in default or violation of, and have no knowledge of any default or violation by any other party to, any of the HEARx Employee Plans;

(iv) each HEARx Employee Plan intended to qualify under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and each trust intended to qualify under Section 501(a) of the Code is the subject of a favorable determination letter from the Internal Revenue Service (“IRS”), and to the knowledge of HEARx nothing has occurred which may reasonably be expected to impair such determination;

(v) all contributions (including premiums) required to be made to any HEARx Employee Plan, under the terms of any HEARx Employee Plan or any collective bargaining agreement, or any law have been made on or before their due dates, the full and proper amount for contributions (including premiums) to each HEARx Employee Plan for the current plan years have been accrued in accordance with United States generally accepted accounting principles and, without limiting the foregoing, there are no material unfunded liabilities under any HEARx Employee Plan;

(vi) with respect to each HEARx Employee Plan subject to Title IV of ERISA, no “reportable event” within the meaning of Section 4043 of ERISA (excluding any such event for which the thirty (30) day notice requirement has been waived under the regulations to Section 4043 of ERISA) nor any event described in Section 4062, 4063 or 4041 of ERISA has occurred;

(vii) neither HEARx nor any of its affiliates has incurred, nor reasonably expects to incur, any Liability under Title IV of ERISA (other than liability for premium payments arising in the ordinary course);

(viii) to the knowledge of HEARx, no material oral or written representation or communication with respect to any aspect of the HEARx Employee Plans has been made to employees of HEARx or any HEARx Subsidiary prior to the Original Execution Date that is not in accordance with the written or otherwise preexisting terms and provisions of such plans;

(ix) no HEARx Employee Plan is an employee pension benefit plan as defined in ERISA § 3(2).

(c) Each HEARx Employee Plan that is required or intended to be qualified under applicable law or registered or approved by a governmental entity has been so qualified, registered or approved by the appropriate governmental entity, and to the knowledge of HEARx nothing has occurred since the date of the last qualification, registration or approval to adversely affect, or cause, the appropriate governmental entity to revoke such qualification, registration or approval.

(d) There is no pending, or to the knowledge of HEARx, threatened Litigation against HEARx or any of its subsidiaries with respect to any of the HEARx Employee Plans.

(e) There is no pending or, to the knowledge of HEARx, threatened Litigation by former or present employees of HEARx and the HEARx Subsidiaries (or their beneficiaries) with respect to HEARx Employee Plans or the assets or fiduciaries thereof (other than routine claims for benefits).

(f) Except as set forth in the HEARx Disclosure Schedule, neither HEARx nor the HEARx Subsidiaries maintains any 401(k) or other type of pension plan subject to Section 401(a) of the Code in the United States.

      16.  Intellectual Property. HEARx or the HEARx Subsidiaries own or possess licenses to use all patents, patent applications, trademarks and service marks (including registrations and applications therefor), trade names, copyrights and written know-how, trade secrets and all other similar proprietary data and the goodwill associated therewith (collectively, the “HEARx Intellectual Property”) that are either material to the business of HEARx or any of the HEARx Subsidiaries or that are necessary for the production, manufacture, use, license or sale of any resources, services or products produced, manufactured, used, licensed or sold by HEARx or the HEARx Subsidiaries. HEARx Intellectual Property is owned or licensed by HEARx or the HEARx Subsidiaries free and clear of any material encumbrance other than such encumbrances as have been disclosed to HEARx. Except as set forth in the HEARx Disclosure Schedule or in the ordinary course of business, neither HEARx nor any of the HEARx Subsidiaries has granted to any other person any license to use any HEARx Intellectual Property. Neither HEARx nor any of the HEARx Subsidiaries has received any notice of infringement, misappropriation or conflict with the intellectual property rights of others in connection with the use by HEARx or the HEARx Subsidiaries of HEARx Intellectual Property.

      17.  Title to Properties. Except for goods and other property sold, used or otherwise disposed of in the ordinary course of business for fair value, HEARx has good and indefeasible title to all its properties, interests in properties and assets, real and personal, reflected in its December 29, 2000 financial statements, free and clear of any encumbrance, except (i) encumbrances reflected in the balance sheet of HEARx dated December 29, 2000, (ii) liens for current taxes not yet due and payable, and (iii) such imperfections of title, easements and encumbrances, if any, which would not, individually or in the aggregate, have a material adverse effect on HEARx or any of the HEARx Subsidiaries. All leases pursuant to which HEARx or any of the HEARx Subsidiaries leases (whether as lessee or lessor) any substantial amount of real or personal property are in good standing, valid, and effective; and there is not, under any such leases, any existing or prospective default or event of default or event which with notice or lapse of time, or both, would constitute a default by HEARx or any of the HEARx Subsidiaries which would, individually or in the aggregate, have a material adverse effect on HEARx and in respect to which HEARx or any of the HEARx Subsidiaries has not taken adequate steps to prevent a default from occurring. No party to any such leases has given notice to HEARx or any of the HEARx Subsidiaries of or made a written claim against HEARx or any of the HEARx Subsidiaries with respect to any material breach or material default thereunder. The buildings and premises of HEARx and the HEARx Subsidiaries that are used in its business are in good operating condition and repair, subject only to ordinary wear and tear. All major items of operating equipment of HEARx and the HEARx Subsidiaries are in good operating condition and in a state of reasonable maintenance and repair, ordinary wear and tear excepted, and are free from any known defects except as may be repaired by routine maintenance and such minor defects as to not substantially interfere with the continued use thereof in the conduct of normal operations.

      18.  Brokers and Finders. Neither HEARx nor any of the HEARx Subsidiaries nor any of their respective directors, officers or employees has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or similar payments in connection with the transactions contemplated by this Agreement.

SCHEDULE J

FORM OF EXCHANGEABLE SHARE PROVISIONS

SCHEDULE K

DESCRIPTION OF SPECIAL VOTING STOCK

      The HEARx Special Voting Stock, par value $.01 per share, shall entitle the holder of record of such share to a number of votes on all matters submitted to a vote of holders of HEARx Common Stock equal to the number of Exchangeable Shares outstanding from time to time (other than Exchangeable Shares held by HEARx and HEARx affiliates), which share is to be issued to, deposited with, and voted by, the Depository as described in a Voting and Exchange Trust Agreement in the form of Schedule L. At such time as the Special Voting Stock has no votes attached to it because there are no Exchangeable Shares outstanding that are not held by HEARx or HEARx affiliates, the Special Voting Stock shall be canceled.

SCHEDULE L

FORM OF VOTING AND EXCHANGE TRUST AGREEMENT

SCHEDULE M

FORM OF SUPPORT AGREEMENT

ANNEX C

VOTING AND EXCHANGE TRUST AGREEMENT

      THIS MEMORANDUM OF AGREEMENT made as of the           day of                , 2001.

A M O N G:

HEARx LTD., a corporation incorporated under the laws of the State of Delaware

(hereinafter called “HEARx”)

— and —

HEARx Acquisition ULC, an unlimited company organized under the laws of the Province of Nova Scotia

(hereinafter called “HEARx Acquisition”)

— and —

HEARx Canada Inc., a corporation incorporated under the laws of Canada

(hereinafter called “HEARx Canada”)

— and —

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the laws of Canada;

(hereinafter called the “Trustee”).

      WHEREAS pursuant to a Merger Agreement dated as of                     (the “Merger Agreement”) by and between HEARx and Helix Hearing Care of America Corp. (“Helix”), it was agreed that on the Effective Date (as defined in the Merger Agreement), the parties hereto would execute and deliver a Voting and Exchange Trust Agreement containing the terms and conditions set forth in Schedule L to the Merger Agreement;

      AND WHEREAS pursuant to an arrangement (the “Arrangement”) effected by articles of arrangement to be filed pursuant to section 192 of the Canada Business Corporations Act (the “CBCA”), all of the issued and outstanding common shares in the capital of Helix are to be exchanged for either common stock in the capital of HEARx (the “HEARx Common Stock”) or exchangeable non-voting shares in the capital of HEARx Canada. (the “Exchangeable Shares”);

      AND WHEREAS the aforesaid articles of arrangement set forth the rights, privileges, restrictions and conditions (collectively the “Exchangeable Share Provisions”) attaching to the Exchangeable Shares;

      AND WHEREAS HEARx is to provide voting rights in HEARx directly to each holder of Exchangeable Shares equivalent to the voting rights of holders of HEARx Common Stock;

      AND WHEREAS the parties desire to make appropriate provision and to establish a procedure whereby voting rights in HEARx shall be exercisable by holders of Exchangeable Shares by and through the Trustee, which will hold legal title to one share of HEARx special voting stock, U.S. $0.01 par value (the “HEARx Special Voting Stock”), to which voting rights attach for the benefit of such holders;

      AND WHEREAS these recitals and any statements of fact in this Agreement are made by HEARx and HEARx Canada and not by the Trustee;

      NOW THEREFORE in consideration of the respective covenants and agreements provided in this Agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties agree as follows:

ARTICLE I

DEFINITIONS AND INTERPRETATION

1.1	Definitions. In this Agreement the following terms shall have the following meanings:

“Affiliate” has the meaning ascribed thereto in the Exchangeable Share Provisions.

“Arrangement” has the meaning ascribed thereto in the recitals hereto.

“Automatic Exchange Rights” means the benefit of the obligation of HEARx to effect the automatic exchange of Exchangeable Shares for shares of HEARx Common Stock pursuant to section 5.12 hereof.

“Authorized Persons” has the meaning ascribed thereto in section 6.20.

“Business Day” has the meaning ascribed thereto in the Exchangeable Share Provisions.

“Call Rights” means collectively the Liquidation Call Right, the Redemption Call Right and the Retraction Call Right.

“CBCA” means the Canada Business Corporations Act, R.S.C. 1985, c. C-44 as amended.

“Current Market Price” has the meaning ascribed thereto in the Exchangeable Share Provisions.

“Current HEARx Common Stock Equivalent” has the meaning ascribed thereto in the Exchangeable Share Provisions.

“Default Event” means any failure, other than by reason of an Insolvency Event, of HEARx Canada to perform any of its obligations pursuant to the Exchangeable Share Provisions, including, without limitation, its obligation to redeem any Retracted Shares.

“Delaware Law” means the General Corporation Law of the State of Delaware.

“Exchange Right” has the meaning ascribed thereto in section 5.1 hereof.

“Exchangeable Share Provisions” has the meaning ascribed thereto in the recitals hereto.

“Exchangeable Shares” has the meaning ascribed thereto in the recitals hereto.

“Helix” means Helix Hearing Care of America Corp., a corporation incorporated under the laws of Canada.

“Holder Votes” has the meaning ascribed thereto in section 4.2 hereof.

“Holder” means a registered holder from time to time of Exchangeable Shares, other than HEARx and HEARx acquisition.

“Insolvency Event” means the institution by HEARx Canada of any proceeding to be adjudicated a bankrupt or insolvent or to be dissolved or wound up, or the consent of HEARx Canada to the institution of bankruptcy, insolvency, dissolution or winding up proceedings against it, or the filing of a petition, answer or consent seeking dissolution or winding up under any bankruptcy, insolvency or analogous laws, including, without limitation, the Companies Creditors’ Arrangement Act (Canada) and the Bankruptcy and Insolvency Act (Canada), and the failure by HEARx Canada to contest in good faith any such proceedings commenced in respect of HEARx Canada within fifteen (15) days of becoming aware thereof, or the consent by HEARx Canada to the filing of any such petition or to the appointment of a receiver, or the making by HEARx Canada of a general assignment for the benefit of creditors, or the admission in writing by HEARx Canada of its inability to pay its debts generally as they become due, or

HEARx Canada not being permitted, pursuant to solvency requirements of applicable law, to redeem any Retracted Shares pursuant to section 5.1 of the Exchangeable Share Provisions.

“Lien” has the meaning ascribed thereto in the Exchangeable Share Provisions.

“Liquidation Call Right” has the meaning ascribed thereto in the Exchangeable Share Provisions.

“Liquidation Event” has the meaning ascribed thereto in subsection 5.12(a) hereof.

“Liquidation Event Effective Date” has the meaning ascribed thereto in subsection 5.12(c) hereof.

“List” has the meaning ascribed thereto in section 4.6 hereof.

“Officer’s Certificate” means, with respect to HEARx, HEARx Acquisition or HEARx Canada, as the case may be, a certificate signed by any one of the Chairman of the Board, the Chief Executive Officer, the President, any Vice-President or any other senior officer.

“HEARx Common Stock” has the meaning ascribed thereto in the recitals hereto.

“HEARx Consent” has the meaning ascribed thereto in section 4.2 hereof.

“HEARx Meeting” has the meaning ascribed thereto in section 4.2 hereof.

“HEARx Special Voting Stock” has the meaning ascribed thereto in the recitals hereto.

“HEARx Successor” has the meaning ascribed thereto in subsection 10.1(a).

“Person” includes an individual, firm, partnership, limited liability company, unlimited liability company, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, governmental entity, syndicate or other entity, whether or not having legal status.

“Plan of Arrangement” means the plan of arrangement relating to the arrangement of Helix under section 192 of the CBCA, substantially in the form and content of Schedule B to the Merger Agreement and any amendments or variations thereto made in accordance therewith or at the direction of the Court.

“Redemption Call Right” has the meaning ascribed thereto in the Exchange Share Provisions.

“Retracted Shares” has the meaning ascribed thereto in section 5.7 hereof.

“Retraction Call Right” has the meaning ascribed thereto in the Exchange Share Provisions.

“Support Agreement” means that certain support agreement made as of even date herewith between HEARx Canada, HEARx Acquisition and HEARx.

“Trust” means the trust created by this Agreement.

“Trust Estate” means the Voting Share, any other securities, the Exchange Right, the Automatic Exchange Rights and any money or other property that may be held by the Trustee from time to time pursuant to this Agreement.

“Voting Rights” means the voting rights attached to the Voting Share.

“Voting Share” means the one share of HEARx Special Voting Stock, issued by HEARx, for the benefit of the holders of Exchangeable Shares, to be deposited with the Trustee, which entitles the holder of record to a number of votes at meetings of holders of HEARx Common Stock as set forth in section 4.2 hereof.

      1.2  Interpretation not Affected by Headings, etc. The division of this Agreement into articles, sections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

      1.3  Number, Gender, etc. Words importing the singular number only shall include the plural and vice versa. Words importing the use of any gender shall include all genders.

      1.4  Date for any Action. If any date on which any action is required to be taken under this Agreement is not a Business Day, such action shall be required to be taken on the next succeeding Business Day.

      1.5  Withholding of Tax. All amounts required to be paid, deposited or delivered hereunder shall be paid, deposited or delivered after deduction of any amount required by applicable law to be deducted or withheld on account of tax and the deduction of such amounts and remittance to the applicable tax authorities shall, to the extent thereof, satisfy such requirement to pay, deposit or deliver hereunder.

ARTICLE II

PURPOSE OF AGREEMENT

      2.1  Establishment of Trust. The purpose of this Agreement is to create the Trust for the benefit of the Holders, as herein provided. The Trustee will hold the Voting Share in order to enable the Trustee to exercise the Voting Rights and will hold the Exchange Right and the Automatic Exchange Rights in order to enable the Trustee to exercise such rights, in each case as trustee for and on behalf of the Holders as provided in this Agreement.

ARTICLE III

VOTING SHARE

      3.1  Issue and Ownership of the Voting Share. In consideration of the payment of U.S.$0.01 and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged), the Trustee hereby subscribes for and HEARx hereby issues to and deposits with the Trustee the Voting Share to be hereafter held of record by the Trustee as trustee for and on behalf of, and for the use and benefit of the Holders and in accordance with the provisions of this Agreement. During the term of the Trust and subject to the terms and conditions of this Agreement, the Trustee shall possess and be vested with full legal ownership of the Voting Share and shall be entitled to exercise all of the rights and powers of an owner with respect to the Voting Share, provided that the Trustee shall:

(a) hold the Voting Share and the legal title thereto as trustee solely for the use and benefit of the Holders in accordance with the provisions of this Agreement; and

(b) except as specifically authorized by this Agreement, have no power or authority to sell, transfer, vote or otherwise deal in or with the Voting Share and the Voting Share shall not be used or disposed of by the Trustee for any purpose other than the purposes for which this Trust is created and pursuant to this Agreement.

      3.2  Legended Share Certificates. HEARx Canada shall cause each certificate representing Exchangeable Shares to bear an appropriate legend notifying the Holders of their right to instruct the Trustee with respect to the exercise of the Voting Rights. HEARx will cause the certificate representing the Voting Share to bear a legend stating that such Voting Share is non-transferrable except as set forth herein.

      3.3  Safe Keeping of Certificate. The certificate representing the Voting Share shall at all times be held in safe keeping by the Trustee.

ARTICLE IV

VOTING RIGHTS

      4.1  Voting Rights. The Trustee, as the holder of record of the Voting Share, shall be entitled to all of the Voting Rights, including the right to consent to or to vote in person or by proxy the Voting Share, on any matter, question or proposition whatsoever that may properly come before the stockholders of HEARx for their vote at a HEARx Meeting or in connection with a HEARx Consent. The Voting Rights shall be and remain vested in and exercised by the Trustee. Subject to section 6.15 hereof, the Trustee shall exercise the Voting Rights only on the basis of instructions received pursuant to this Article 4 from Holders entitled to instruct the Trustee as to the voting thereof at the time at which a HEARx Consent is sought or a HEARx Meeting is held. To the extent that no instructions are received from a Holder with respect to the Voting Rights to which such Holder is entitled to instruct the Trustee hereunder, the Trustee shall not exercise or permit the exercise of such Voting Rights.

      4.2  Number of Votes. With respect to all meetings of stockholders of HEARx at which holders of HEARx Common Stock are entitled to vote (a “HEARx Meeting”) and with respect to all written consents sought from the holders of HEARx Common Stock (a “HEARx Consent”), each Holder shall be entitled to instruct the Trustee to cast and exercise, in the manner instructed, such number of votes comprised in the Voting Rights as is equal to the Current HEARx Common Stock Equivalent on the record date established by HEARx or by applicable law for such HEARx Meeting or HEARx Consent, as the case may be, for each Exchangeable Share owned of record by such Holder on such record date (the “Holder Votes”) in respect of each matter, question or proposition to be voted on at such HEARx Meeting or to be consented to in connection with such HEARx Consent.

      4.3  Mailings to Shareholders. With respect to each HEARx Meeting and HEARx Consent, the Trustee shall mail or cause to be mailed (or otherwise communicate in the same manner as HEARx utilizes in communications to holders of HEARx Common Stock), to each of the Holders named in the List, on the same day as the initial mailing of notice (or other communication) with respect thereto is given by HEARx to its stockholders:

(a) a copy of such notice, together with any proxy or information statement and related materials to be provided to stockholders of HEARx;

(b) a statement that such Holder is entitled to instruct the Trustee as to the exercise of the Holder Votes with respect to such HEARx Meeting or HEARx Consent, as the case may be, or, pursuant to section 4.7 hereof, to attend such HEARx Meeting and to exercise personally the Holder Votes thereat;

(c) a statement as to the manner in which such instructions may be given to the Trustee, including an express indication that instructions may be given to the Trustee to give:

(i) a proxy to such Holder or his designee to exercise personally the Holder Votes; or

(ii) a proxy to a designated agent or other representative of the management of HEARx to exercise such Holder Votes;

(d) a statement that if no such instructions are received from the Holder, the Holder Votes to which such Holder is entitled will not be exercised;

(e) a form of direction whereby the Holder may so direct and instruct the Trustee as contemplated herein; and

(f) a statement of: (i) the time and date by which such instructions must be received by the Trustee in order to be binding upon it, which in the case of a HEARx Meeting shall not be earlier than the close of business on the second Business Day prior to such meeting; and (ii) the method for revoking or amending such instructions.

      The materials referred to in this section 4.3 are to be provided to the Trustee by HEARx and the materials referred to in section 4.3(c), (e) and (f) shall be subject to, and shall be provided to the Trustee in sufficient time to permit, reasonable comment by the Trustee in a timely manner. For the purpose of determining Holder Votes to which a Holder is entitled in respect of any such HEARx Meeting or HEARx Consent, the number of Exchangeable Shares owned of record by the Holder shall be determined at the close of business on the record date established by HEARx or by applicable law for purposes of determining stockholders entitled to vote at such HEARx Meeting or to give written consent in connection with such HEARx Consent. HEARx shall notify the Trustee of any decision of the board of directors of HEARx with respect to the calling of any such HEARx Meeting or the seeking by HEARx of any such HEARx Consent and shall provide all necessary information and materials to the Trustee in each case promptly and in any event in sufficient time to enable the Trustee to perform its obligations contemplated by this section 4.3.

      4.4  Copies of Stockholder Information. HEARx shall deliver to the Trustee copies of all proxy materials (including notices of HEARx Meetings but excluding proxies to vote HEARx Common Stock), information statements, reports (including without limitation all interim and annual financial statements) and other written communications that are to be distributed by HEARx from time to time to holders of HEARx Common Stock in sufficient quantities and in sufficient time so as to enable the Trustee to send those materials to each Holder at the same time as such materials are first sent to holders of HEARx Common Stock. The Trustee shall mail or otherwise send to each Holder, at the expense of HEARx, copies of all such materials (and all materials specifically directed to the Holders or to the Trustee for the benefit of the Holders by HEARx) received by the Trustee from HEARx at the same time as such materials are first sent to holders of HEARx Common Stock. The Trustee shall make copies of all such materials available for inspection by any Holder at the Trustee’s corporate trust office in the City of Montreal.

      4.5  Other Materials. Immediately after receipt by HEARx of any material sent or given generally to the holders of HEARx Common Stock by or on behalf of a third party, including without limitation dissident proxy and information circulars (and related information and material) and tender and exchange offer circulars (and related information and material), HEARx shall use all commercially reasonable efforts to obtain and deliver to the Trustee copies thereof in sufficient quantities so as to enable the Trustee to forward such material (unless the same has been provided directly to Holders by such third party) to each Holder as soon as possible thereafter. As soon as practicable after receipt thereof, the Trustee shall mail or otherwise send to each Holder at the expense of HEARx, copies of all such materials received by the Trustee from HEARx. The Trustee shall also make copies of all such materials available for inspection by any Holder at the Trustee’s corporate trust office in City of Montreal.

      4.6  List of Persons Entitled to Vote. HEARx Canada shall, (a) prior to each annual, general and special HEARx Meeting or the seeking of any HEARx Consent, and (b) forthwith upon each request made at any time by the Trustee in writing, prepare or cause to be prepared a list (a “List”) of the names and addresses of the Holders arranged in alphabetical order and showing the number of Exchangeable Shares held of record by each such Holder, in each case at the close of business on the date specified by the Trustee in such request or, in the case of a List prepared in connection with a HEARx Meeting or a HEARx Consent, at the close of business on the record date established by HEARx or pursuant to applicable law for determining the holders of HEARx Common Stock entitled to receive notice of and/or to vote at such HEARx Meeting or to give consent in connection with such HEARx Consent. Each such List shall be delivered to the Trustee promptly after receipt by HEARx Canada of such request or the record date for such meeting or seeking of consent, as the case may be, and in any event within sufficient time as to enable the Trustee to perform its obligations under this Agreement. HEARx agrees to give HEARx Canada notice (with a copy to the Trustee) of the calling of any HEARx Meeting or the seeking of any HEARx Consent, together with the record dates therefor, sufficiently prior to the date of the calling of such meeting or seeking of such consent so as to enable HEARx Canada to perform its obligations under this section 4.6.

      4.7  Entitlement to Direct Votes. Any Holder named in a List prepared in connection with a HEARx Meeting or a HEARx Consent shall be entitled (a) to instruct the Trustee in the manner described in section 4.3 hereof with respect to the exercise of the Holder Votes to which such Holder is entitled or (b) to attend such meeting and personally to exercise thereat or to exercise (with respect to any written consent), as the proxy of the Trustee, the Holder Votes to which such Holder is entitled pursuant to the procedure set forth in section 4.8 hereof.

      4.8  Voting by Trustee, and Attendance of Trustee Representative, at Meeting.

(a) In connection with each HEARx Meeting and HEARx Consent, the Trustee shall exercise, either in person or by proxy, in accordance with the instructions received from a Holder pursuant to section 4.3 hereof, the Holder Votes to which such Holder is entitled to direct the vote (or any lesser number thereof as may be set forth in the instructions); provided, however, that such written instructions are received by the Trustee from the Holder prior to the time and date fixed by it for receipt of such instructions in the notice given by the Trustee to the Holder pursuant to section 4.3 hereof.

(b) The Trustee shall cause such representatives as are empowered by it to sign and deliver, on behalf of the Trustee, proxies for Voting Rights and to attend each HEARx Meeting. Upon submission by a Holder (or its designee) of identification satisfactory to the Trustee’s representatives, at the Holder’s request, such Trustee representatives shall sign and deliver to such Holder (or its designee) a proxy to exercise personally the Holder Votes as to which such Holder is otherwise entitled hereunder to direct the vote, if such Holder either (i) has not previously given the Trustee instructions pursuant to section 4.3 hereof in respect of such meeting, or (ii) submits to the Trustee’s representatives written revocation of any such previous instructions. At such meeting, the Holder exercising such Holder Votes as provided in the immediately preceding sentence shall have the same rights as the Trustee to speak at the meeting in respect of any matter, question or proposition, to vote by way of ballot at the meeting in respect of any matter, question or proposition and to vote at such meeting by way of a show of hands in respect of any matter, question or proposition.

      4.9  Distribution of Written Materials. Any written materials to be distributed by the Trustee to the Holders pursuant to this Agreement shall be delivered or sent by mail (or otherwise communicated in the same manner as HEARx utilizes in communications to holders of HEARx Common Stock) to each Holder at its address as shown on the books of HEARx Canada or the transfer agent, as applicable. HEARx Canada shall provide or cause to be provided to the Trustee for this purpose on a timely basis and without charge or other expense:

(a) a current List; and

(b) upon request of the Trustee, mailing labels to enable the Trustee to carry out its duties under this Agreement.

      4.10  Termination of Voting Rights. Except with respect to a HEARx Meeting or HEARx Consent for which the record date has occurred, all of the rights of a Holder with respect to the Holder Votes exercisable in respect of the Exchangeable Shares held by such Holder, including the right to instruct the Trustee as to the voting of or to vote personally such Holder Votes, shall be deemed to be surrendered by the Holder to HEARx and such Holder Votes and the Voting Rights represented thereby shall cease immediately upon the delivery by such Holder to the Trustee of the certificates representing such Exchangeable Shares in connection with the exercise by the Holder of the Exchange Right or the occurrence of the automatic exchange pursuant to the Automatic Exchange Rights (unless in either case HEARx shall not have delivered or caused to be delivered the requisite HEARx Common Stock issuable in exchange therefor to the Trustee for delivery to the Holders), or upon the redemption of Exchangeable Shares pursuant to Article 5 or Article 6 of the Exchangeable Share Provisions, or upon the effective date of the liquidation, dissolution or winding-up of HEARx Canada pursuant to Article 4 of the Exchangeable Share Provisions, or upon the purchase of Exchangeable Shares from the Holder thereof by HEARx Acquisition pursuant to the exercise by HEARx Acquisition of the Retraction Call Right, the Redemption Call Right or the Liquidation Call Right.

      4.11  Issue of Additional HEARx Special Voting Stock. During the term of this Agreement, HEARx will not issue any shares of HEARx Special Voting Stock, other than the Voting Share.

ARTICLE V

EXCHANGE RIGHT AND AUTOMATIC EXCHANGE

      5.1  Grant and Ownership of the Exchange Right. HEARx hereby grants to the Trustee as trustee for and on behalf of, and for the use and benefit of, the Holders (a) the right (the “Exchange Right”), upon the occurrence and during the continuance of an Insolvency Event or Default Event, to require HEARx (or HEARx Acquisition, as HEARx shall direct) to purchase from each Holder all or any part of the Exchangeable Shares held by such Holder and (b) the Automatic Exchange Rights, all in accordance with the provisions of this Agreement. HEARx hereby acknowledges receipt from the Trustee as trustee for and on behalf of the Holders of good and valuable consideration (and the adequacy thereof) for the grant of the Exchange Right and the Automatic Exchange Rights by HEARx to the Trustee for the benefit of the Holders. During the term of the Trust and subject to the terms and conditions of this Agreement, the Trustee shall possess and be vested with full legal ownership of the Exchange Right and the Automatic Exchange Rights and shall be entitled to exercise all of the rights and powers of an owner with respect to the Exchange Right and the Automatic Exchange Rights, provided that the Trustee shall:

(a) hold the Exchange Right and the Automatic Exchange Rights and the legal title thereto as trustee solely for the use and benefit of the Holders in accordance with the provisions of this Agreement; and

(b) except as specifically authorized by this Agreement, have no power or authority to exercise or otherwise deal in or with the Exchange Right or the Automatic Exchange Rights, and the Trustee shall not exercise any such rights for any purpose other than the purposes for which this Trust is created pursuant to this Agreement, and shall not assign such rights except to a successor trustee hereunder.

      5.2  Legended Share Certificates. HEARx Canada shall cause each certificate for Exchangeable Shares to bear an appropriate legend notifying the Holders of:

(a) their right to instruct the Trustee with respect to the exercise of the Exchange Right in respect of the Exchangeable Shares held by a Holder; and

(b) the Automatic Exchange Rights.

      5.3  General Exercise of Exchange Right. The Exchange Right shall be and remain vested in and exercisable by the Trustee. Subject to section 6.15 hereof, the Trustee shall exercise the Exchange Right only on the basis of instructions received pursuant to this Article 5 from Holders entitled to instruct the Trustee as to the exercise thereof. To the extent that no instructions are received from a Holder with respect to the Exchange Right, the Trustee shall not exercise or permit the exercise of the Exchange Right.

      5.4  Purchase Price. The purchase price payable for each Exchangeable Share to be purchased by HEARx (or HEARx Acquisition, as HEARx shall direct) under the Exchange Right shall be an amount per share equal to (a) the Current Market Price multiplied by the Current HEARx Common Stock Equivalent, in each case determined on the last Business Day prior to the day of closing of the purchase and sale of such Exchangeable Share under the Exchange Right, which shall be satisfied in full in respect of the Exchangeable Shares in regard to which a Holder has exercised the Exchange Right by causing to be delivered to such Holder such whole number of shares of HEARx Common Stock as is equal to the product obtained by multiplying the number of such Exchangeable Shares by the Current HEARx Common Stock Equivalent, rounded down to the nearest whole number, plus (b) the aggregate of all dividends declared and unpaid on each such Exchangeable Share (provided that if the record date for any such declared and unpaid dividends occurs on or after the day of closing of such purchase and sale the purchase price shall not include such declared and unpaid dividends).

      5.5  Exercise Instructions. Subject to the terms and conditions herein set forth, a Holder shall be entitled, upon the occurrence and during the continuance of an Insolvency Event or a Default Event, to instruct the Trustee to exercise the Exchange Right with respect to all or any part of the Exchangeable Shares registered in the name of such Holder on the books of HEARx Canada or the transfer agent, as applicable. To cause the exercise of the Exchange Right by the Trustee, the Holder shall deliver to the Trustee, in person or by certified or registered mail, at its corporate trust office in the City of Montreal or at such other place as the Trustee may from time to time designate by written notice to the Holders, the certificates representing the Exchangeable Shares that such Holder desires to have purchased, duly endorsed in blank, and accompanied by such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the CBCA and the by-laws of HEARx Canada and such additional documents and instruments as the Trustee may reasonably require together with (a) a duly completed form of notice of exercise of the Exchange Right, in the form attached hereto as Schedule A, or attached to the Exchangeable Share certificates, stating (i) that the Holder thereby instructs the Trustee to exercise the Exchange Right so as to require HEARx (or HEARx Acquisition, as HEARx shall direct) to purchase from the Holder the number of Exchangeable Shares specified therein, (ii) that such Holder has good title to and owns all such Exchangeable Shares free and clear of all Liens, (iii) the names in which the certificates representing HEARx Common Stock issuable in connection with the exercise of the Exchange Right are to be issued and (iv) the names and addresses of the persons to whom such new certificates should be delivered; and (b) payment (or evidence satisfactory to the Trustee, HEARx Canada and HEARx of payment) of the taxes (if any) payable as contemplated by section 5.8 of this Agreement. If only a part of the Exchangeable Shares represented by any certificate or certificates delivered to the Trustee are to be purchased under the Exchange Right, a new certificate for the balance of such Exchangeable Shares shall be issued to the holder at the expense of HEARx Canada.

      5.6  Delivery of HEARx Common Stock: Effect of Exercise. Promptly after receipt of the certificates representing the Exchangeable Shares that the Holder desires to have purchased under the Exchange Right (together with such documents and instruments of transfer and a duly completed form of notice of exercise of the Exchange Right (and payment of taxes, if any, or evidence thereof in accordance with section 5.8)), duly endorsed for transfer to HEARx, the Trustee shall notify HEARx of its receipt of the same, by notice in the form of Schedule B hereto, which notice to HEARx shall constitute exercise of the Exchange Right by the Trustee on behalf of the Holder and HEARx shall immediately thereafter deliver or cause to be delivered to the Trustee, for delivery to the Holder of such Exchangeable Shares (or to such other persons, if any, properly designated by such Holder), the certificates for the number of shares of HEARx Common Stock issuable in connection with the exercise of the Exchange Right, which shares shall be duly issued as fully paid and non-assessable and shall be free and clear of any Liens, and cheques for the balance, if any, of the total purchase price therefor (or, if part of the purchase price consists of dividends payable in property, such property or property the same as or economically equivalent to such property). Immediately upon the giving of notice by the Trustee to HEARx of the exercise of the Exchange Right, as provided in this section 5.6, the closing of the transaction of purchase and sale contemplated by the Exchange Right shall be deemed to have occurred, and the Holder of such Exchangeable Shares shall be deemed to have transferred to HEARx (or to HEARx Acquisition, as the case may be) all of its right, title and interest in and to such Exchangeable Shares and in the related interest in the Trust Estate and shall cease to be a Holder and shall not be entitled to exercise any of the rights of a holder in respect thereof, other than the right to receive the purchase price therefor, unless the requisite number of shares of HEARx Common Stock (together with a cheque for the balance, if any, of the purchase price therefor or, if part of the purchase price consists of dividends payable in property, such property or property the same as or economically equivalent to such property) is not allotted, issued and delivered by HEARx to the Trustee for delivery to such Holder (or to other persons, if any, properly designated by such Holder) within five (5) Business Days of the date of the giving of such notice by the Trustee, in which case the rights of the Holder shall remain unaffected until such shares of HEARx Common Stock are so allotted, issued and delivered by HEARx and any such cheque or property is so delivered and paid. Concurrently with such Holder ceasing to hold Exchangeable Shares, the Holder shall be considered and deemed for all purposes to be the holder of the shares of HEARx Common Stock delivered to it pursuant to the Exchange Right. The Trustee shall deliver to HEARx Canada’s transfer agent and registrar the certificates for the Exchangeable Shares so transferred to be cancelled and new certificates in the name of HEARx issued in respect thereof and shall deliver or cause to be delivered such Exchangeable Shares to HEARx (or to HEARx Acquisition, if HEARx Acquisition shall have purchased the Holder’s Exchangeable Shares).

      The Trustee shall not be responsible or liable in any manner whatsoever for the sufficiency, correctness, genuineness or validity of any security deposited with it. The Trustee shall incur no liability with respect to the delivery or non-delivery of any certificate or certificates whether delivered by hand, mail or any other means.

      5.7  Exercise of Exchange Right Subsequent to Retraction. In the event that a Holder has exercised its right under Article 5 of the Exchangeable Share Provisions to require HEARx Canada to redeem any or all of the Exchangeable Shares held by the Holder (the “Retracted Shares”) and is notified by HEARx Canada pursuant to section 5.6 of the Exchangeable Share Provisions that HEARx Canada is not permitted as a result of solvency requirements of applicable law to redeem all of such Retracted Shares, and provided that HEARx Acquisition shall not have exercised the Retraction Call Right with respect to the Retracted Shares, the retraction request shall constitute and shall be deemed to constitute notice from the Holder to the Trustee instructing the Trustee to exercise the Exchange Right with respect to those Retracted Shares that HEARx Canada is unable to redeem. In any such event, HEARx Canada hereby agrees with the Trustee and in favour of the Holder immediately to notify the Trustee of such prohibition against HEARx Canada redeeming all of the Retracted Shares and immediately to forward or cause to be forwarded to the Trustee all relevant materials delivered by the Holder to HEARx Canada or to the transfer agent of the Exchangeable Shares (including, without limitation, a copy of the retraction request delivered pursuant to section 5.1 of the Exchangeable Share Provisions) in connection with such proposed redemption of the Retracted Shares and the Trustee shall thereupon exercise the Exchange Right with respect to the Retracted Shares that HEARx Canada is not permitted to redeem and will require the purchase of such shares in accordance with the provisions of this Article. The Trustee shall deliver to HEARx Canada’s transfer agent and registrar the certificates for the Exchangeable Shares so transferred to be cancelled and new certificates in the name of HEARx or HEARx Acquisition, as the case may be issued in respect thereof and shall deliver or cause to be delivered such Exchangeable Shares to HEARx or HEARx Acquisition, as the case may be.

      5.8  Stamp or Other Transfer Taxes. Upon any sale of Exchangeable Shares pursuant to the Exchange Right or the Automatic Exchange Rights, the share certificate or certificates representing HEARx Common Stock to be delivered in connection with the payment of the purchase price therefor shall be issued in the name of the Holder of the Exchangeable Shares so sold or in such names as such Holder may otherwise direct in writing without charge to the holder of the Exchangeable Shares so sold, provided, however, that such Holder (a) shall pay (and neither HEARx, HEARx Acquisition, HEARx Canada nor the Trustee shall be required to pay) any documentary, stamp, transfer or other similar taxes that may be payable in respect of any transfer involved in the issuance or delivery of such shares to a person other than such Holder and (b) shall establish to the satisfaction of the Trustee, HEARx, and HEARx Canada that such taxes, if any, have been paid.

      5.9  Notice of Insolvency Event or Default Event. Immediately upon the occurrence of an Insolvency Event or Default Event or any event that with the giving of notice or the passage of time or both would be an Insolvency Event or Default Event, HEARx Canada and HEARx shall give written notice thereof to the Trustee. As soon as practicable after receiving notice from HEARx Canada and HEARx or from any other person of the occurrence of an Insolvency Event or Default Event, the Trustee shall mail to each Holder, at the expense of HEARx, a notice of such Insolvency Event or Default Event, which notice shall contain a brief statement of the right of the Holders with respect to the Exchange Right.

      5.10  Qualification of HEARx Common Stock. If any HEARx Common Stock (or other shares or securities into which HEARx Common Stock may be reclassified or changed as contemplated by section 11.4 hereof) to be issued and delivered hereunder require registration, or qualification with, approval of, or the filing of any document, including any prospectus or similar document or the taking of any proceeding with or the obtaining of any order, ruling or consent from any governmental or regulatory authority under any Canadian or United States federal, provincial or state securities or other law or regulation or pursuant to the rules and regulations of any securities or other regulatory authority or the fulfillment of any other United States or Canadian legal requirement before such shares (or such other shares or securities) may be issued by HEARx and delivered by HEARx at the direction of HEARx Canada or HEARx Acquisition, if applicable, to the holder of surrendered Exchangeable Shares or in order that such shares (or such other shares or securities) may be freely traded thereafter (other than any restrictions of general application on transfer by reason of a holder being a “control person” for purposes of Canadian provincial securities law or an “affiliate” of HEARx for purposes of United States federal or state securities law), HEARx will, in good faith, expeditiously take all such actions and do all such things as are necessary or desirable to cause such HEARx Common Stock (or such other shares or securities) to be and remain duly registered, qualified or approved under United States and/or Canadian law, as the case may be. HEARx will, in good faith, expeditiously take all such actions and do all such things as are reasonably necessary or desirable to cause all HEARx Common stock (or such other shares or securities) to be delivered hereunder to be listed, quoted or posted for trading on all stock exchanges and quotation systems on which outstanding HEARx Common Stock (or such other shares or securities) have been listed by HEARx and remain listed and are quoted or posted for trading at such time.

      5.11  Reservation of HEARx Common Stock. HEARx hereby represents and warrants that it has irrevocably reserved for issuance out of its authorized and unissued capital stock such number of shares of HEARx Common Stock as is equal to the number of Exchangeable Shares outstanding at the date hereof and covenants that it will at all times keep available, free from pre-emptive and other rights, out of its authorized and unissued capital stock such number of shares of HEARx Common Stock (or other shares or securities into which HEARx Common Stock may be reclassified or changed) as is necessary to enable HEARx, HEARx Acquisition and HEARx Canada to perform their respective obligations pursuant to this Agreement, the Exchangeable Share Provisions and the Support Agreement.

      5.12  Automatic Exchange on Liquidation of HEARx.

(a) HEARx shall give the Trustee written notice of each of the following events (a “Liquidation Event”) at the time set forth below:

(i) in the event of any determination by the Board of Directors of HEARx to institute voluntary liquidation, dissolution or winding-up proceedings with respect to HEARx or to effect any other distribution of assets of HEARx among its stockholders for the purpose of winding up its affairs, at least sixty (60) days prior to the proposed effective date of such liquidation, dissolution, winding-up or other distribution; and

(ii) immediately, upon the earlier of (A) receipt by HEARx of notice of and (B) HEARx otherwise becoming aware of, any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding up of HEARx or to effect any other distribution of assets of HEARx among its stockholders for the purpose of winding up its affairs, in each case when HEARx has failed to contest in good any such proceeding commenced in respect of HEARx within 60 days of becoming aware thereof.

(b) Immediately following receipt by the Trustee from HEARx of notice of any Liquidation Event, the Trustee shall give notice thereof to the Holders. Such notice shall include a brief description of the automatic exchange of Exchangeable Shares for HEARx Common Stock provided for in subsection 5.12(c) below.

(c) In order that the Holders will be able to participate on a pro rata basis with the holders of HEARx Common Stock in the distribution of assets of HEARx in connection with a Liquidation Event, on the fifth Business Day prior to the effective date of any liquidation, winding up or dissolution giving rise to a Liquidation Event (the “Liquidation Event Effective Date”) all of the then outstanding Exchangeable Shares shall be automatically exchanged by the Holders directly with HEARx (or HEARx Acquisition, as HEARx shall direct) for HEARx Common Stock. To effect such automatic exchange, HEARx (or HEARx Acquisition, as the case may be) shall purchase and each Holder shall sell each Exchangeable Share outstanding on the fifth Business Day prior to the Liquidation Event Effective Date and held by Holders, for a purchase price per share equal to (a) the Current Market Price multiplied by the Current HEARx Common Share Equivalent on such fifth Business Day prior to the Liquidation Event Effective Date, which shall be satisfied in full in respect of the Exchangeable Shares held by each Holder by HEARx issuing to such Holder such whole number of shares of HEARx Common Stock as is equal to the product obtained by multiplying the number of such Exchangeable Shares by the Current HEARx Common Share Equivalent, plus (b) the aggregate of all dividends declared and unpaid on each such Exchangeable Share (provided that if the record date for any such declared and unpaid dividends occurs on or after the day of closing of such purchase and sale, the purchase price shall not include such additional amount equal to such declared and unpaid dividends). No certificates or scrip representing fractional HEARx Common Stock shall be delivered to Holders pursuant to the provisions hereof.

(d) On the fifth Business Day prior to the Liquidation Event Effective Date, the closing of the transaction of purchase and sale contemplated by the automatic exchange of Exchangeable Shares for shares of HEARx Common Stock shall be deemed to have occurred, and each Holder of Exchangeable Shares shall be deemed to have transferred to HEARx (or HEARx Acquisition, as HEARx shall direct) all of the Holder’s right, title and interest in and to such Exchangeable Shares and the related interest in the Trust Estate and shall cease to be a Holder of such Exchangeable Shares and HEARx (or HEARx Acquisition, as the case may be) shall issue to the Holder the HEARx Common Stock issuable upon the automatic exchange of Exchangeable Shares for HEARx Common Stock and shall deliver to the Trustee for delivery to the Holder a cheque for the balance, if any, of the purchase price for such Exchangeable Shares (or, if any part of the purchase price consists of dividends payable in property, such property or property that is the same as or economically equivalent to such property). Concurrently with such Holder ceasing to be a holder of Exchangeable Shares, the Holder shall be considered and deemed for all purposes to be the holder of the HEARx Common Stock issued to it pursuant to the automatic exchange of Exchangeable Shares for HEARx Common Stock and the certificates held by the Holder previously representing the Exchangeable Shares exchanged by the Holder pursuant to such automatic exchange shall thereafter be deemed to represent the HEARx Common Stock issued to the Holder pursuant to such automatic exchange. Upon the request of a Holder and the surrender by the Holder of Exchangeable Share certificates deemed to represent HEARx Common Stock, duly endorsed in blank and accompanied by such instruments of transfer as HEARx may reasonably require, HEARx shall deliver or cause to be delivered to the Holder certificates representing the HEARx Common Stock of which the Holder is the holder. The Trustee shall cause the certificates for the Exchangeable Shares so transferred to be cancelled and new certificates in the name of HEARx (or HEARx Acquisition, as the case may be) issued in respect thereof.

      5.13  Withholding Rights. HEARx, HEARx Acquisition, HEARx Canada and the Trustee shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any Holder such amounts as HEARx, HEARx Acquisition, HEARx Canada or the Trustee is required or permitted to deduct and withhold with respect to the making of such payment under the United States Internal Revenue Code, as amended, the Income Tax Act (Canada), as amended, or any provision of state, local or provincial tax law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Exchangeable Shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required or permitted to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable to the holder, HEARx, HEARx Acquisition, HEARx Canada or the Trustee is hereby authorized to sell or otherwise dispose of at fair market value such portion of the consideration as is necessary to provide sufficient funds to HEARx, HEARx Acquisition, HEARx Canada or the Trustee, as the case may be, in order to enable it to comply with such deduction or withholding requirement and shall account to the relevant Holder for any balance of any such sale proceeds. HEARx represents and warrants that, based upon facts currently known to it, it has no current intention, as at the date of this Agreement, to deduct or withhold from any dividend paid to holders of Exchangeable Shares any amounts under the United States Revenue Code of 1986, as amended.

      If upon the occurrence of an Insolvency Event, a Holder not resident in Canada instructs the Trustee to exercise the Exchange Right, HEARx shall provide (or shall cause to be provided) the Trustee, by certified cheque money order or bank draft, with sufficient funds to satisfy any withholding taxes applicable in connection with the sale of such Holder’s Exchangeable Shares, otherwise such exchange shall not have occurred or be deemed to have occurred. The “fair market value” of a share of HEARx Common Stock at a particular date shall, for the purposes of calculating any applicable withholding taxes, be the Current Market Price or shall be determined by such other method of valuation which has been recommended or suggested by Canada Customs and Revenue Agency as providing a satisfactory assessment of such fair market value. Any determination of Current Market Price or other fair market value assessment shall be made by HEARx, who shall provide the Trustee and Holders of Exchangeable Shares with written notice of the same. Such determination shall be binding on the Trustee and Holders, who shall be able to rely on such determination without further verification of the same. Prior to making any distribution to Holders of Exchangeable Shares, HEARx, HEARx Acquisition or HEARx Canada, as the case may be, shall ensure that the Trustee has access to sufficient funds (by directly providing, if necessary, such funds to the Trustee) to enable the Trustee to comply with any applicable withholding taxes in connection with such distribution.

ARTICLE VI

CONCERNING THE TRUSTEE

      6.1  Powers and Duties of the Trustee. The rights, powers and authorities of the Trustee under this Agreement, in its capacity as trustee of the Trust, shall include:

(a) receipt and depositing of the Voting Share from HEARx as trustee for and on behalf of the Holders in accordance with the provisions of this Agreement;

(b) granting proxies and distributing materials to Holders as provided in this Agreement;

(c) voting the Holder Votes in accordance with the provisions of this Agreement;

(d) receiving the grant of the Exchange Right and the Automatic Exchange Rights from HEARx as trustee for and on behalf of the Holders in accordance with the provisions of this Agreement;

(e) exercising the Exchange Right and enforcing the benefit of the Automatic Exchange Rights, in each case in accordance with the provisions of this Agreement and in connection therewith receiving from Holders Exchangeable Shares and other requisite documents and distributing to such Holders the HEARx Common Stock and cheques, if any, to which such Holders are entitled upon the exercise of the Exchange Right or pursuant to the Automatic Exchange Rights, as the case may be;

(f) holding title to the Trust Estate;

(g) investing any moneys forming, from time to time, a part of the Trust Estate as provided in this Agreement;

(h) taking action on its own initiative or at the direction of a Holder or Holders to enforce the obligations of HEARx under this Agreement; and

(i) taking such other actions and doing such other things as are specifically provided in this Agreement.

      In the exercise of such rights, powers and authorities the Trustee shall have (and is granted) such incidental and additional rights, powers and authority not in conflict with any of the provisions of this Agreement as the Trustee, acting in good faith and in the reasonable exercise of its discretion, may deem necessary, appropriate or desirable to effect the purpose of the Trust. Any exercise of such discretionary rights, powers and authorities by the Trustee shall be final, conclusive and binding upon all persons. For greater certainty, the Trustee shall have only those duties as are set out specifically in this Agreement.

      The Trustee in exercising its rights, powers, duties and authorities hereunder shall act honestly and in good faith with a view to the best interests of the Holders and shall exercise the care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

      Notwithstanding any other provision of this Agreement, nothing in this Agreement shall obligate the Trustee to have knowledge of, comply with or otherwise act in accordance with laws or regulations of a jurisdiction other than the Province of Quebec and the laws of Canada applicable therein.

      6.2  No Conflict of Interest. The Trustee represents to the other parties hereto that at the date of execution and delivery of this Agreement there exists no material conflict of interest in the role of the Trustee as a fiduciary hereunder and the role of the Trustee in any other capacity. The Trustee shall, within 30 days after it becomes aware that such a material conflict of interest exists, either eliminate such material conflict of interest or resign in the manner and with the effect specified in Article 9 hereof. If, notwithstanding the foregoing provisions of this section 6.2, the Trustee has such a material conflict of interest, the validity and enforceability of this Agreement shall not be affected in any manner whatsoever by reason only of the existence of such material conflict of interest. If the Trustee contravenes the foregoing provisions of this section 6.2, any interested party may apply to the Superior Court of Quebec for an order that the Trustee be replaced as trustee hereunder.

      6.3  Dealings with Transfer Agents, Registrars, etc. HEARx Canada and HEARx irrevocably authorize the Trustee, from time to time, to:

(a) consult, communicate and otherwise deal with the respective registrars and transfer agents, and with any such subsequent registrar or transfer agent, of the Exchangeable Shares and HEARx Common Stock; and

(b) requisition, from time to time: (i) from any such registrar or transfer agent any information readily available from the records maintained by it which the Trustee may reasonably require for the discharge of its duties and responsibilities under this Agreement; and (ii) from the transfer agent of HEARx Common Stock, and any subsequent transfer agent of such shares, the share certificates issuable upon the exercise from time to time of the Exchange Right and pursuant to the Automatic Exchange Rights in the manner specified in Article 5 hereof.

HEARx Canada and HEARx irrevocably authorize their respective registrars and transfer agents to comply with all such requests. HEARx covenants that it will supply its transfer agent with duly executed share certificates for the purpose of completing the exercise from time to time of the Exchange Right and the Automatic Exchange Rights, in each case pursuant to Article 5 hereof.

      6.4  Books and Records. The Trustee shall keep available for inspection by HEARx, HEARx Acquisition and HEARx Canada, at the Trustee’s corporate trust office in Montreal, Quebec, correct and complete books and records of account relating to the Trustee’s actions under this Agreement, including without limitation all information relating to mailings and instructions to and from Holders and all transactions pursuant to the Voting Rights, the Exchange Right and the Automatic Exchange Rights for the term of this Agreement. On or before                     and on or before                     in every year thereafter, so long as the Voting Share is on deposit with the Trustee, the Trustee shall transmit to HEARx, HEARx Acquisition and HEARx Canada a brief report, dated as of the preceding                     , with respect to:

(a) the property and funds comprising the Trust Estate as of that date;

(b) the number of exercises of the Exchange Right, if any, and the aggregate number of Exchangeable Shares received by the Trustee on behalf of Holders in consideration of the issue and delivery of HEARx Common Stock in connection with the Exchange Right, during the calendar year ended on such date; and

(c) all other actions taken by the Trustee in the performance of its duties under this Agreement that it had not previously reported.

      6.5  Income Tax Returns and Reports. The Trustee shall, to the extent necessary, prepare and file on behalf of the Trust applicable United States and Canadian income tax returns, if any, and any other returns or reports as may be required by applicable law or pursuant to the rules and regulations of any securities exchange or other trading system through which the Exchangeable Shares are traded and, in connection therewith, may obtain the advice and assistance of such experts as the Trustee may consider necessary or desirable. If requested by the Trustee, HEARx shall retain such experts for purposes of providing such advice and assistance.

      6.6  Indemnification Prior to Certain Actions by Trustee. The Trustee shall exercise any or all of the rights, duties, powers or authorities vested in it by this Agreement at the request, order or direction of any Holder upon such Holder furnishing to the Trustee reasonable funding, security and indemnity against the costs, expenses and liabilities that may be incurred by the Trustee therein or thereby, provided that no Holder shall be obligated to furnish to the Trustee any such funding, security or indemnity in connection with the exercise by the Trustee of any of its rights, duties, powers and authorities with respect to (i) the Voting Share pursuant to Article 4 hereof, subject to section 6.15 hereof, (ii) the Exchange Right pursuant to Article 5 hereof, subject to section 6.15 hereof, and (iii) the Automatic Exchange Rights pursuant to Article 5 hereof.

      None of the provisions contained in this Agreement shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the exercise of any of its rights, powers, duties or authorities unless funded and given security and indemnity as aforesaid.

      6.7  Actions by Holders. No Holder shall have the right to institute any action, suit or proceeding or to exercise any other remedy authorized by this Agreement for the purpose of enforcing any of its rights or for the execution of any trust or power hereunder unless the Holder has requested the Trustee to take or institute such action, suit or proceeding and furnished the Trustee with the funding, security and indemnity referred to in section 6.6 hereof and the Trustee has failed to act within a reasonable time thereafter. In such case, but not otherwise, the Holder shall be entitled to take proceedings in any court of competent jurisdiction such as the Trustee might have taken, it being understood and intended that no one or more Holders shall have any right in any manner whatsoever to affect, disturb or prejudice the rights hereby created by any such action, or to enforce any right hereunder or under the Voting Rights, the Exchange Right or the Automatic Exchange Rights except subject to the conditions and in the manner herein provided, and that all powers and trusts hereunder shall be exercised and all proceedings at law shall be instituted, had and maintained by the Trustee, except only as herein provided, and in any event for the benefit of all Holders.

      6.8  Reliance upon Declarations. The Trustee shall not be considered to be in contravention of any of its rights, powers, duties and authorities hereunder if, when required, it acts and relies in good faith upon lists, mailing labels, notices, statutory declarations, certificates, opinions, reports or other papers or documents furnished pursuant to the provisions hereof or required by the Trustee to be furnished to it in the exercise of its rights, powers, duties and authorities hereunder and such lists, mailing labels, notices, statutory declarations, certificates, opinions, reports or other papers or documents comply with the provisions of this section and with any other applicable provisions of this Agreement.

      6.9  Evidence and Authority to Trustee. HEARx, HEARx Acquisition and HEARx Canada shall furnish to the Trustee evidence of compliance with the conditions provided for in this Agreement relating to any action or step required or permitted to be taken by HEARx, HEARx Acquisition, HEARx Canada or the Trustee under this Agreement or as a result of any obligation imposed under this Agreement, including, without limitation, in respect of the Voting Rights, the Exchange Right or the Automatic Exchange Rights and the taking of any other action to be taken by the Trustee at the request of or on the application of HEARx, HEARx Acquisition or HEARx Canada forthwith if and when:

(a) such evidence is required by any other section of this Agreement to be furnished to the Trustee in accordance with the terms of this section 6.9; or

(b) the Trustee, in the exercise of its rights, powers, duties and authorities under this Agreement, gives HEARx, HEARx Acquisition and HEARx Canada, or any one or more of them written notice requiring it or them to furnish such evidence in relation to any particular action or obligation specified in such notice.

      Such evidence shall consist of an Officer’s Certificate or a statutory declaration or a certificate made by persons entitled to sign an Officer’s Certificate stating that any such condition has been complied with in accordance with the terms of this Agreement.

      Whenever such evidence relates to a matter other than the Voting Rights, the Exchange Right or the Automatic Exchange Rights, and except as otherwise specifically provided herein, such evidence may consist of a report or opinion of any solicitor, auditor, accountant, appraiser, valuer, engineer or other expert or any other person whose qualifications give authority to a statement made by him, provided that if such report or opinion is furnished by a director, officer or employee of HEARx, HEARx Acquisition or HEARx Canada it shall be in the form of an Officer’s Certificate or a statutory declaration.

      Each statutory declaration, certificate, opinion or report furnished to the Trustee as evidence of compliance with a condition provided for in this Agreement shall include a statement by the person giving the evidence:

(a) declaring that he has read and understands the provisions of this Agreement relating to the condition in question;

(b) describing the nature and scope of the examination or investigation upon which he based the statutory declaration, certificate, statement or opinion; and

(c) declaring that he has made such examination or investigation as he believes is necessary to enable him to make the statements or give the opinions contained or expressed therein.

      6.10  Experts, Advisers and Agents.

      The Trustee may:

(a) in relation to this Agreement act and rely in good faith on the opinion or advice of or information obtained from any solicitor, auditor, accountant, appraiser, valuer, engineer or other expert, whether retained by the Trustee, HEARx Acquisition, HEARx Canada, HEARx or otherwise, and may employ such assistants as may be necessary to the proper discharge of its powers and duties and determination of its rights hereunder and may pay proper and reasonable compensation for all such legal and other advice or assistance as aforesaid; and

(b) employ such agents and other assistants as it may reasonably require for the proper discharge of its powers and duties hereunder, and may pay proper and reasonable remuneration for all services performed for it in the discharge of the trusts hereof and compensation for all disbursements, costs and expenses made or incurred by it in the discharge of its duties hereunder and in the management of the Trust.

      6.11  Investment of Moneys Held By Trustee. Unless otherwise provided in this Agreement, any moneys held by or on behalf of the Trustee that under the terms of this Agreement may or ought to be invested or which may be on deposit with the Trustee or that may be in the hands of the Trustee may be invested and reinvested in the name or under the control of the Trustee in securities in which, under the laws of Canada, trustees are authorized to invest trust moneys, provided that such securities are stated to mature within two (2) years after their purchase by the Trustee, and are invested in such specific securities as directed in writing by HEARx. Pending the receipt of any direction and investment of any moneys as hereinbefore provided, such moneys may be deposited in the name of the Trustee in an interest-bearing trust account of the Trustee.

      6.12  Trustee Not Required to Give Security. The Trustee shall not be required to give any bond or security in respect of the execution of the trusts, rights, duties, powers and authorities of this Agreement.

      6.13  Trustee Not Bound to Act. Except as in this Agreement otherwise specifically provided, the Trustee shall not be bound to act in accordance with any direction or request of HEARx, HEARx Acquisition, HEARx Canada or of the directors thereof until a duly authenticated copy of the instrument or resolution containing such direction or request shall have been delivered to the Trustee, and the Trustee shall be empowered to act and rely upon any such copy purporting to be authenticated and believed by the Trustee in good faith to be genuine.

      6.14  Authority to Carry on Business. The Trustee represents to HEARx, HEARx Acquisition and HEARx Canada that at the date of execution and delivery by it of this Agreement it is authorized to perform its obligations pursuant to this Agreement under all applicable laws but if, notwithstanding the provisions of this section 6.14, it ceases to be so authorized, the validity and enforceability of this Agreement and the Voting Rights, the Exchange Right and the Automatic Exchange Rights shall not be affected in any manner whatsoever by reason only of such event but the Trustee shall, within thirty (30) days after ceasing to be so authorized, either become so authorized or resign in the manner and with the effect specified in Article 9 hereof.

      6.15  Conflicting Claims. If conflicting claims or demands are made or asserted with respect to any interest of any Holder in any Exchangeable Shares, including any disagreement between the heirs, representatives, successors or assigns succeeding to all or any part of the interest of any Holder in any Exchangeable Shares resulting in conflicting claims or demands being made in connection with such interest, then the Trustee shall be entitled, at its sole discretion, to refuse to recognize or to comply with any such claim or demand. In so refusing, the Trustee may elect not to exercise any Voting Rights, Exchange Rights or Automatic Exchange Rights subject to such conflicting claims or demands and, in so doing, the Trustee shall not be or become liable to any person on account of such election or its failure or refusal to comply with any such conflicting claims or demands. The Trustee shall be entitled to continue to refrain from acting and to refuse to act until:

(a) the rights of all adverse claimants with respect to the Voting Rights, Exchange Rights or Automatic Exchange Rights subject to such conflicting claims or demands have been adjudicated by a final judgment of a court of competent jurisdiction; or

(b) all differences with respect to the Voting Rights, Exchange Right or Automatic Exchange Rights subject to such conflicting claims or demands have been conclusively settled by a valid written agreement binding on all such adverse claimants, and the Trustee shall have been furnished with an executed copy of such agreement.

If the Trustee elects to recognize any claim or comply with any demand made by any such adverse claimant, it may in its discretion require such claimant to furnish such surety bond or other security satisfactory to the Trustee as it shall deem appropriate fully to indemnify it as between all conflicting claims or demands.

      6.16  Acceptance of Trust. The Trustee hereby accepts the Trust created and provided for by and in this Agreement and agrees to perform the same upon the terms and conditions herein set forth and to hold all rights, privileges and benefits conferred hereby and by law in trust for the various persons who shall from time to time be Holders, subject to all the terms and conditions herein set forth.

      6.17  Notice to Trustee. The Trustee shall not be bound to give any notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it shall have been required to do so under the terms of this Agreement; nor shall the Trustee be required to take notice of, be deemed to have actual or constructive notice or knowledge of any matter under this Agreement, or take any action in connection with any notice of any HEARx Meeting or the seeking of any HEARx Consent or any prohibition of HEARx Canada against redeeming any Retracted Shares as set out in section 5.6 of the Exchangeable Share Provisions or of any Insolvency Event, Default Event or Liquidation Event as set out in Article 5 of this Agreement, respectively (any one of which shall constitute a “Notice Event”), unless and until notified in writing of such Notice Event in accordance with this Agreement, which notice shall distinctly specify the particular Notice Event desired to be brought to the attention of the Trustee and in the absence of any such notice the Trustee may for all purposes of this Agreement conclusively assume that no such Notice Event has occurred.

      6.18  Merger or Consolidation of Trustee. Any corporation into or which the Trustee may be merged or consolidated or amalgamated, or any corporation resulting therefrom to which the Trustee may be a party, or any corporation succeeding to the trust business of the Trustee shall be the successor to the Trustee under this Agreement without any further act on its part or any of the parties hereto, provided that such corporation would be eligible for appointment as a successor trustee under the provisions of this Agreement.

      6.19  No Personal Liability. In the exercise of the powers, authorities or discretion conferred upon the Trustee under this Agreement, the Trustee is and shall be conclusively deemed to be acting as trustee of the Trust and shall not be subject to any personal liability for any of the liabilities, obligations, claims, demands, judgments, costs or expenses against or with respect to the Trust.

      6.20  Incumbency Certificate. HEARx, HEARx Acquisition and HEARx Canada shall file with the Trustee a certificate of incumbency setting forth the names of the individuals authorized to give instructions, directions or other instruments to the Trustee (“Authorized Persons”), together with specimen signatures of such persons, and the Trustee shall be entitled to rely on the latest certificate of incumbency filed with it unless it receives notice, in accordance with Section 13.3, of a change in Authorized Persons with updated specimen signatures.

ARTICLE VII

COMPENSATION

      7.1  Fees and Expenses of the Trustee. HEARx and HEARx Canada jointly and severally agree to pay to the Trustee reasonable compensation for all of the services rendered by it under this Agreement and will reimburse the Trustee for all reasonable expenses and disbursements, including fees and expenses for attendance at any meeting of shareholders, if so requested by HEARx or HEARx Canada, fees and expenses of experts, advisors and agents retained pursuant to Section 6.10, the cost and expense of any suit or litigation of any character and any proceedings before any governmental agency reasonably incurred by the Trustee in connection with its rights and duties under this Agreement; provided that HEARx and HEARx Canada shall have no obligation to reimburse the Trustee for any expenses or disbursements paid, incurred or suffered by the Trustee in any suit or litigation in which the Trustee is determined to have acted fraudulently, in bad faith or with gross negligence or wilful misconduct.

ARTICLE VIII

INDEMNIFICATION AND LIMITATION OF LIABILITY

      8.1  Indemnification of the Trustee. HEARx, HEARx Acquisition and HEARx Canada jointly and severally agree to indemnify and hold harmless the Trustee and each of its directors, officers, employees and agents appointed and acting in accordance with this Agreement (collectively the “Indemnified Parties”) against all claims, losses, damages, costs, penalties, fines and reasonable expenses (including reasonable expenses of the Trustee’s legal counsel) which, without fraud, gross negligence, willful misconduct or bad faith on the part of such Indemnified Party, may be paid, incurred or suffered by the Indemnified Party by reason of or as a result of the Trustee’s acceptance or administration of the Trust, its compliance with its duties set forth in this Agreement, or any written or oral instructions delivered to the Trustee by HEARx, HEARx Acquisition or HEARx Canada pursuant hereto. In no case shall HEARx, HEARx Acquisition or HEARx Canada be liable under this indemnity for any claim against any of the Indemnified Parties unless HEARx, HEARx Acquisition and HEARx Canada shall be notified by the Trustee of the written assertion of a claim or of any action commenced against the Indemnified Parties, promptly after any of the Indemnified Parties shall have received any such written assertion of a claim or shall have been served with a summons or other legal process giving information as to the nature and basis of the claim. Subject to (ii), below, HEARx, HEARx Acquisition and HEARx Canada shall be entitled to participate at their own expense in the defense and, if HEARx, HEARx Acquisition or HEARx Canada so elect at any time after receipt of such notice, either of them may assume the defense of any suit brought to enforce any such claim. The Trustee shall have the right to employ separate counsel in any such suit and participate in the defense thereof but the fees and expenses of such counsel shall be at the expense of the Trustee unless: (i) the employment of such counsel has been authorized by HEARx, HEARx Acquisition or HEARx Canada or (ii) the named parties to any such suit include both the Trustee and HEARx, HEARx Acquisition or HEARx Canada and the Trustee shall have been advised by counsel acceptable to HEARx, HEARx Acquisition or HEARx Canada that there may be one or more legal defenses available to the Trustee that are different from or in addition to those available to HEARx, HEARx Acquisition or HEARx Canada and that an actual or potential conflict of interest exists (in which case HEARx, HEARx Acquisition and HEARx Canada shall not have the right to assume the defense of such suit on behalf of the Trustee but shall be liable to pay the reasonable fees and expenses of one counsel for the Trustee), or (iii) HEARx, HEARx Acquisition or HEARx Canada shall not have retained legal counsel on behalf of the Trustee within a reasonable time after it has given them notice of a written assertion of a claim or action against any Indemnified Party.

      8.2  Limitation of Liability. The Trustee shall not be held liable for any loss that may occur by reason of depreciation of the value of any part of the Trust Estate or any loss incurred on any investment of funds pursuant to this Agreement, except to the extent that such loss is attributable to fraud, gross negligence, willful misconduct or bad faith on the part of the Trustee.

ARTICLE IX

CHANGE OF TRUSTEE

      9.1  Resignation. The Trustee, or any trustee hereafter appointed, may at any time resign by giving written notice of such resignation to HEARx, HEARx Acquisition and HEARx Canada specifying the date on which it desires to resign, provided that such notice shall never be given less than sixty (60) days before such desired resignation date unless HEARx, HEARx Acquisition and HEARx Canada otherwise agree and provided further that such resignation shall not take effect until the date of the appointment of a successor trustee and the acceptance of such appointment by the successor trustee. Upon receiving such notice of resignation, HEARx, HEARx Acquisition and HEARx Canada shall promptly appoint a successor trustee by written instrument in duplicate, one copy of which shall be delivered to the resigning trustee and one copy to the successor trustee. Failing acceptance by a successor trustee, a successor trustee may be appointed by an order of a Court of competent jurisdiction in the Province of Quebec upon application of one or more of the parties hereto.

      9.2  Removal. The Trustee, or any trustee hereafter appointed, may be removed with or without cause, at any time on thirty (30) days’ prior notice by written instrument executed by HEARx and HEARx Canada, in duplicate, one copy of which shall be delivered to the trustee so removed and one copy to the successor trustee.

      9.3  Successor Trustee. Any successor trustee appointed as provided under this Agreement shall execute, acknowledge and deliver to HEARx, HEARx Acquisition and HEARx Canada and to its predecessor trustee an instrument accepting such appointment. Thereupon the resignation or removal of the predecessor trustee shall become effective and such successor trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, duties and obligations of its predecessor under this Agreement, with like effect as if originally named as trustee in this Agreement. However, on the written request of HEARx, HEARx Acquisition and HEARx Canada or of the successor trustee, the trustee ceasing to act shall, upon payment of any amounts then due it pursuant to the provisions of this Agreement, execute and deliver an instrument transferring to such successor trustee all the rights and powers of the trustee so ceasing to act. Upon the request of any such successor trustee, HEARx, HEARx Acquisition and HEARx Canada and such predecessor trustee shall execute any and all instruments in writing for more fully and certainly vesting in and confirming to such successor trustee all such rights and powers.

      9.4  Notice of Successor Trustee. Upon acceptance of appointment by a successor trustee as provided herein, HEARx shall cause to be mailed notice of the succession of such trustee hereunder to each Holder specified in a List. If HEARx shall fail to cause such notice to be mailed within 10 days after acceptance of appointment by the successor trustee, the successor trustee shall cause such notice to be mailed at the expense of HEARx.

ARTICLE X

HEARX SUCCESSORS

      10.1  Certain Requirements in Respect of Combination, etc. HEARx shall not enter into any transaction (whether by way of reconstruction, reorganization, consolidation, merger, transfer, sale, lease or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other person or, in the case of a merger, of the continuing corporation resulting therefrom, unless:

(a) such other person or continuing corporation is a corporation (herein called the “HEARx Successor”) incorporated under the laws of any state of the United States or the laws of Canada or any province thereof; and

(b) HEARx Successor, by operation of law, becomes bound by the terms and provisions of this Agreement or, if not so bound, executes, prior to or contemporaneously with the consummation of such transaction an agreement supplemental hereto and such other instruments (if any) as are satisfactory to the Trustee acting reasonably to evidence the assumption by HEARx Successor of liability for all moneys payable and property deliverable hereunder and the covenant of such HEARx Successor to pay and deliver or cause to be delivered the same and its agreement to observe and perform all the covenants and obligations of HEARx under this Agreement.

      10.2  Vesting of Powers in Successor. Whenever the conditions of section 10.1 hereof have been duly observed and performed, the Trustee, if required, by section 10.1 hereof, HEARx Successor, HEARx Acquisition and HEARx Canada shall execute and deliver the supplemental agreement provided for in Article 11 hereof and thereupon HEARx Successor shall possess and from time to time may exercise each and every right and power of HEARx under this Agreement in the name of HEARx or otherwise and any act or proceeding by any provision of this Agreement required to be done or performed by the board of directors of HEARx or any officers of HEARx may be done and performed with like force and effect by the directors or officers of such HEARx Successor.

      10.3  Wholly-Owned Subsidiaries. Subject to paragraph 10.1 hereof, nothing herein shall be construed as preventing the amalgamation or merger of any wholly-owned subsidiary of HEARx with or into HEARx.

ARTICLE XI

AMENDMENTS AND SUPPLEMENTAL TRUST AGREEMENTS

      11.1  Amendments, Modifications, etc. This Agreement may not be amended or modified except by an agreement in writing executed by HEARx, HEARx Acquisition, HEARx Canada and the Trustee and approved by the Holders in accordance with section 11.2 of the Exchangeable Share Provisions.

      11.2  Ministerial Amendments. Notwithstanding the provisions of section 11.1 hereof, the parties to this Agreement may, in writing, at any time and from time to time, without the approval of the Holders, amend or modify this Agreement for the purposes of:

(a) adding to the covenants of any or all of the parties hereto for the protection of the Holders hereunder;

(b) making such amendments or modifications not inconsistent with this Agreement as may be necessary or desirable with respect to matters or questions that, in the opinion of the Board of Directors of each of HEARx, HEARx Acquisition and HEARx Canada and in the opinion of the Trustee, on the advice of counsel having in mind the best interests of the Holders as a whole, such amendments and modifications will not be prejudicial to the interests of the Holders as a whole; or

(c) making such changes or corrections required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that the Trustee and the Board of Directors of each of HEARx, HEARx Acquisition and HEARx Canada shall be of the opinion, on the advice of counsel, that such changes or corrections will not be prejudicial to the interests of the Holders as a whole.

      11.3  Meeting to Consider Amendments. HEARx Canada, at the request of HEARx, shall call a meeting or meetings of the Holders for the purpose of considering any proposed amendment or modification requiring approval pursuant hereto. Any such meeting or meetings shall be called and held in accordance with the by-laws of HEARx Canada, the Exchangeable Share Provisions and all applicable laws.

      11.4  Changes in Capital of HEARx and HEARx Canada. Notwithstanding section 11.1, at all times after the occurrence of any HEARx Common Stock Reorganization or Capital Reorganization (as such terms are respectively defined in the Exchangeable Share Provisions) or other change in either the HEARx Common Stock or the Exchangeable Shares or both, this Agreement shall forthwith be amended and modified as necessary in order that it shall apply with full force and effect, mutatis mutandis, to all new securities into which HEARx Common Stock or the Exchangeable Shares or both are so changed and the parties hereto shall execute and deliver a supplemental agreement giving effect to and evidencing such necessary amendments and modifications.

      11.5  Execution of Supplemental Trust Agreements. Notwithstanding section 11.1, from time to time HEARx Canada, HEARx Acquisition and HEARx (when authorized by a resolution of their respective boards of directors) and the Trustee may, subject to the provisions hereof, and they shall, when so directed by these presents, execute and deliver by their proper officers, agreements or other instruments supplemental hereto, which thereafter shall form part hereof, for any one or more of the following purposes:

(a) evidencing the succession of HEARx Successors to HEARx and the covenants of and obligations assumed by each such HEARx Successor in accordance with the provisions of Article 10 and the succession of any successor trustee in accordance with the provisions of Article 9;

(b) making any additions to, deletions from or alterations of the provisions of this Agreement or the Voting Rights, the Exchange Right or the Automatic Exchange Rights that, in the opinion of counsel to the Trustee are necessary or advisable in order to incorporate, reflect or comply with any legislation the provisions of which apply to HEARx, HEARx Acquisition, HEARx Canada, the Trustee or this Agreement; and

(c) for any other purposes not inconsistent with the provisions of this Agreement including, without limitation, to make or evidence any amendment or modification to this Agreement as contemplated hereby, provided that, in the opinion of the Trustee, on the advice of counsel, the rights of the Trustee and the Holders as a whole will not be prejudiced thereby.

ARTICLE XII

TERMINATION

      12.1  Term. The Trust created by this Agreement shall continue until the earliest to occur of the following events:

(a) no outstanding Exchangeable Shares are held by any Holder;

(b) HEARx Canada, HEARx Acquisition and HEARx each elect in writing to terminate the Trust and such termination is approved by the Holders of the Exchangeable Shares in accordance with Section 11.2 of the Exchangeable Share Provisions; and

(c) 21 years after the death of the last survivor of the descendants of His Majesty King George VI of the United Kingdom of Great Britain and Northern Ireland living on the date of the creation of the Trust.

      12.2  Survival. The provisions of Article VII and VIII hereof shall survive any termination of the Trust pursuant to section 12.1 or the resignation or removal of the Trustee pursuant to Article IX.

ARTICLE XIII

GENERAL

      13.1  Severability. If any provision of this Agreement is held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remainder of this Agreement shall not in any way be affected or impaired thereby and this Agreement shall be carried out as nearly as possible in accordance with its original terms and conditions; provided, however, that if the provision or provisions so held to be invalid, in the reasonable judgment of the parties, is or are so fundamental to the intent of the parties and the operation of this Agreement that the enforcement of the other provisions hereof, in the absence of such invalid provision or provisions, would damage irreparably the intent of the parties in entering into this Agreement, the parties shall agree (i) to terminate this Agreement, or (ii) to amend or otherwise modify this Agreement so as to carry out the intent and purposes hereof and the transactions contemplated hereby.

      13.2  Enurement. This Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns and to the benefit of the Holders.

      13.3  Notices to Parties. All notices and other communications between the parties hereunder shall be in writing and shall be deemed to have been given if delivered personally or by confirmed telecopy to the parties at the following addresses (or at such other address for such party as shall be specified in like notice):

(a) if to HEARx, HEARx Acquisition or HEARx Canada at:

           1250 Northway Parkway

           West Palm Beach, Florida 33407
           Attention: President
           Fax: 561.688.8893

(b) if to the Trustee at:

           Attention:

           Fax:

Any notice or other communication given personally shall be deemed to have been given and received upon delivery thereof and if given by telecopy shall be deemed to have been given and received on the date of receipt thereof unless such day is not a Business Day in which case it shall be deemed to have been given and received upon the immediately following Business Day.

      13.4  Notice to Holders. Any and all notices to be given and any documents to be sent to any Holders may be given or sent to the address of such Holder shown on the register of Holders in any manner permitted by the by-laws of HEARx Canada from time to time in force in respect of notices to shareholders and shall be deemed to be received (if given or sent in such manner) at the time specified in such by-laws, the provisions of which by-laws shall apply mutatis mutandis to notices or documents as aforesaid sent to such Holders.

      13.5  Risk of Payments by Post. Whenever payments are to be made or documents are to be sent to any Holder by the Trustee, HEARx, HEARx Acquisition or HEARx Canada, or by such Holder to the Trustee, HEARx, HEARx Acquisition or HEARx Canada, the making of such payment or sending of such document sent through the post shall be at the risk of the maker of such payments or the sender of such documents.

      13.6  Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

      13.7  Jurisdiction. This Agreement shall be construed and enforced in accordance with the laws of the Province of Quebec and the laws of Canada applicable therein.

      13.8  Attornment. HEARx and HEARx Acquisition agree that any action or proceeding arising out of or relating to this Agreement may be instituted in the courts of Quebec, waive any objection which they may have now or hereafter to the venue of any such action or proceeding, irrevocably submit to the jurisdiction of the said court in any such action or proceeding, agree to be bound by any judgment of the said courts and agree not to seek, and hereby waive, any review of the merits of any such judgment by the courts of any other jurisdiction and hereby appoint HEARx Canada at its registered office in the Province of Ontario as their attorney for service of process.

      IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed the day and year first above written.

HEARX LTD.

Per:
Title

HEARX ACQUISITION ULC

Per:
Title

HEARX CANADA INC.

Per:
Title

Per:

Per:

SCHEDULE A

NOTICE OF EXERCISE OF EXCHANGE RIGHT

TO:

RE:	Voting and Exchange Trust Agreement between HEARx (“HEARx”), HEARx Acquisition ULC (“HEARx Acquisition”), HEARx Canada, Inc. (“HEARx Canada”), and COMPUTERSHARE TRUST COMPANY OF CANADA as Trustee (the “Trust Agreement”).

      The undersigned holder of Exchangeable Shares instructs COMPUTERSHARE TRUST COMPANY OF CANADA (the “Trustee”) to exercise the Exchange Right in accordance with Section 5.5 of the Trust Agreement so as to require HEARx to purchase or to cause HEARx Acquisition to purchase from the undersigned Exchangeable Shares and to issue and deliver or to cause HEARX Acquisition to deliver certificates representing shares of HEARx Common Stock as follows:

Name in full:

(Please state full names in which certificates are to be issued)
Address in full:

Number of

Exchangeable Shares:

      The undersigned hereby represents and warrants as follows:

(i) the undersigned has good title to and owns all such Exchangeable Shares to be acquired by HEARx free and clear of all Liens.

(ii) the undersigned shall pay any documentary, stamp, transfer or other taxes that may be payable in respect of any transfer involved in the issuance or delivery of shares.

      All capitalized terms not defined herein shall have the meanings ascribed to them in the Voting Trust Agreement.

DATED this            day of                     , 2001.

Name:

Signature:

SCHEDULE B

NOTICE OF EXERCISE OF EXCHANGE RIGHT

TO:  HEARx (“HEARx”)

      This notice is given pursuant to Section 5.6 of the Voting and Exchange Trust Agreement (the “Trust Agreement”) between HEARx, HEARx Acquisition ULC, HEARx Canada Inc. and COMPUTERSHARE TRUST COMPANY OF CANADA as Trustee (the “Trust Agreement”). All capitalized words and expressions used in this notice that are defined in the Trust Agreement have the meanings ascribed to such words and expressions in such Trust Agreement.

      The Trustee hereby notifies HEARx that it is exercising the Exchange Right on behalf of the Holder of the Exchangeable Shares referred to in the notice received from such Holder, a copy of which is attached hereto (the “Holder Notice”). Please deliver or direct HEARX Acquisition ULC to deliver the HEARx Common Stock deliverable in connection with the exercise of the Exchange Right in accordance with the instructions set forth in the attached Holder Notice.

By:___________________________________

Name
Title:

Date:

ANNEX D

SUPPORT AGREEMENT

      THIS MEMORANDUM OF AGREEMENT made as of the           day of           , 2001.

B E T W E E N:

HEARX LTD., a corporation incorporated under the laws of the State of Delaware

(hereinafter called “HEARx”)

— and —

HEARx Acquisition ULC, an unlimited company organized under the laws of the Province of Nova Scotia

(hereinafter called “HEARx Acquisition”)

— and —

HEARx Canada Inc., a corporation incorporated under the laws of Canada

(hereinafter called “HEARx Canada”)

      WHEREAS pursuant to a Merger Agreement dated as of July      , 2001, by and between HEARx and Helix Hearing Care of America Corp. (“Helix”), a corporation incorporated under the laws of Canada, the parties thereto agreed that on the Effective Date (as defined in the Merger Agreement), HEARx, HEARx Acquisition and HEARx Canada would execute and deliver a Support Agreement containing the terms and conditions set forth in Schedule M to the Merger Agreement;

      AND WHEREAS pursuant to an arrangement (the “Arrangement”) effected by articles of arrangement to be filed pursuant to the Canada Business Corporations Act (the “CBCA”), all of the issued and outstanding common shares in the capital of Helix are to be exchanged for either common stock in the capital of HEARx (“HEARx Common Stock”) or exchangeable non-voting shares in the capital of HEARx Canada (the “Exchangeable Shares”);

      AND WHEREAS the aforesaid articles of arrangement set forth the rights, privileges, restrictions and conditions (collectively the “Exchangeable Share Provisions”) attaching to the Exchangeable Shares;

      AND WHEREAS the parties hereto desire to make appropriate provisions and to establish a procedure whereby HEARx will take certain actions and make certain payments and deliveries necessary to ensure that HEARx Acquisition and HEARx Canada will be able to make certain payments and to deliver or cause HEARx Acquisition to deliver shares of HEARx Common Stock in satisfaction of the obligations of HEARx Canada under the Exchangeable Share Provisions with respect to the payment and satisfaction of dividends, Liquidation Amounts, Retraction Prices and Redemption Prices, all in accordance with the Exchangeable Share Provisions;

      NOW THEREFORE in consideration of the respective covenants in this agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties agree as follows:

ARTICLE I

DEFINITIONS AND INTERPRETATION

      1.1  Defined Terms. Each term denoted herein by initial capital letters and not otherwise defined herein shall have the meaning ascribed thereto in the Exchangeable Share Provisions, unless the context requires otherwise.

      1.2  Interpretation not Affected by Headings, etc. The division of this agreement into articles, sections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this agreement.

      1.3  Number, Gender, etc. Words importing the singular number only shall include the plural and vice versa. Words importing the use of any gender shall include all genders.

      1.4  Date for any Action. If any date on which any action is required to be taken under this agreement is not a Business Day, such action shall be required to be taken on the next succeeding Business Day.

ARTICLE II

COVENANTS OF HEARX AND HEARX ACQUISITION

      2.1  Covenants of HEARx Regarding Exchangeable Shares. So long as any Exchangeable Shares are outstanding, HEARx or HEARx Acquisition, as the context requires, shall:

(a) not declare or pay any dividend on HEARx Common Stock unless: (i) HEARx Canada shall have sufficient assets, funds and other property (including, where applicable, shares of HEARx Common Stock or other securities of HEARx) available to enable the due declaration and the due and punctual payment in accordance with applicable law, of a dividend on the Exchangeable Shares in accordance with the Exchangeable Share Provisions; and (ii) HEARx Canada shall simultaneously declare or pay, as the case may be, a dividend on the Exchangeable Shares in accordance with the Exchangeable Share Provisions;

(b) cause HEARx Canada to declare simultaneously with the declaration of any dividend on shares of HEARx Common Stock a dividend on the Exchangeable Shares and, when such dividend is paid on HEARx Common Stock, cause HEARx Canada to pay simultaneously therewith such dividend on the Exchangeable Shares, in each case in accordance with the Exchangeable Share Provisions;

(c) advise HEARx Canada sufficiently in advance of the declaration by HEARx of any dividend on shares of HEARx Common Stock and take all such other actions as are necessary, in cooperation with HEARx Canada, to ensure that the declaration date, record date and payment date for any dividend on the Exchangeable Shares shall be the same as the declaration date, record date, and payment date for the corresponding dividend on shares of HEARx Common Stock and such dates in respect of dividends on the Exchangeable Shares shall be in accordance with any requirement of the Exchangeable Share Provisions and the stock exchange(s) (if any) on which the Exchangeable Shares may be listed;

(d) ensure that the record date for any dividend declared on shares of HEARx Common Stock, HEARx Common Stock Reorganization, Rights Offering, Special Distribution or Capital Reorganization is not less than ten (10) Business Days after the declaration date for such dividend or effective date of such HEARx Common Stock Reorganization, Rights Offering, Special Distribution or Capital Reorganization;

(e) take all such actions and do all such things as are necessary or desirable to enable and permit HEARx Canada, in accordance with applicable law, to pay and otherwise perform its obligations with respect to the satisfaction of the Liquidation Amount in respect of each issued and outstanding Exchangeable Share upon the liquidation, dissolution or winding-up of HEARx Canada, including without limitation all such actions and all such things as are necessary or desirable to enable and permit HEARx Canada to cause to be delivered shares of HEARx Common Stock to the holders of Exchangeable Shares in satisfaction of the Liquidation Amount for each such Exchangeable Share, in accordance with the provisions of Article 4 of the Exchangeable Share Provisions;

(f) take all such actions and do all such things as are necessary or desirable to enable and permit HEARx Canada, in accordance with applicable law, to pay and otherwise perform its obligations with respect to the satisfaction of the Retraction Price and the Redemption Price, including without limitation all such actions and all such things as are necessary or desirable to enable and permit HEARx Canada to cause to be delivered shares of HEARx Common Stock to the holders of Exchangeable Shares, upon the retraction or redemption of the Exchangeable Shares in accordance with the provisions of Article 5 or Article 6 of the Exchangeable Share Provisions, as the case may be;

(g) not exercise its vote as a shareholder of HEARx Canada to initiate, consent to or approve the voluntary liquidation, dissolution or winding-up of HEARx Canada nor take any action that is designed to, or omit to take any action that would result in, the liquidation, dissolution or winding-up of HEARx Canada; and

(h) not exercise its vote as a shareholder of HEARx Canada to authorize the continuance or other transfer of the corporate existence of HEARx Canada to any jurisdiction outside Canada.

      2.2  Ownership of HEARx Acquisition Shares. HEARx hereby represents and warrants that, so long as there are any Exchangeable Shares outstanding, it shall remain the direct or indirect beneficial holder of all of the issued and outstanding shares of HEARx Acquisition.

      2.3  Segregation of Funds. HEARx will cause HEARx Canada to deposit a sufficient amount of funds in a separate account and segregate a sufficient amount of such assets and other property as is necessary to enable HEARx Canada to pay or otherwise satisfy the applicable dividends, Liquidation Amount, Retraction Price or Redemption Price, in each case for the benefit of holders from time to time of the Exchangeable Shares, and will cause HEARx Canada to use such funds, assets and other property so segregated exclusively for the payment of dividends and the payment or other satisfaction of the Liquidation Amount, the Retraction Price or the Redemption Price, as applicable, in each case in accordance with the Exchangeable Share Provisions.

      2.4  Reservation of Shares of HEARx Common Stock. HEARx hereby represents and warrants that it has irrevocably reserved for issuance out of its authorized and unissued capital stock such number of shares of HEARx Common Stock as is equal to the number of Exchangeable Shares outstanding immediately following the Effective Date and covenants that at all times in the future while any Exchangeable Shares are outstanding it will keep reserved and available, free from pre-emptive and other rights, out of its authorized and unissued capital stock such number of shares of HEARx Common Stock (or other shares or securities into which HEARx Common Stock may be reclassified or changed) as is necessary to enable HEARx, HEARx Acquisition and HEARx Canada to perform their respective obligations pursuant to this Agreement, the Exchangeable Share Provisions and the Voting and Exchange Trust Agreement.

      2.5  Notification of Certain Events. In order to assist HEARx to comply with its obligations hereunder, HEARx Canada will give, or cause the Transfer Agent to give, HEARx and HEARx Acquisition notice of each of the following events at the time set forth below:

(a) in the event of any determination by the Board of Directors of HEARx Canada to institute voluntary liquidation, dissolution or winding up proceedings with respect to HEARx Canada or to effect any other distribution of the assets of HEARx Canada among its shareholders for the purpose of winding up its affairs at least sixty (60) days prior to the proposed effective date of such liquidation dissolution, winding up or other distribution;

(b) immediately, upon the earlier of (i) receipt by HEARx Canada of notice of, and (ii) HEARx Canada otherwise becoming aware of, any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding up of HEARx Canada or to effect any other distribution of the assets of HEARx Canada among its shareholders for the purpose of winding up its affairs;

(c) immediately, upon receipt by the Transfer Agent of a Retraction Request;

(d) at least one hundred and thirty (130) days prior to any accelerated redemption date determined by the Board of Directors of HEARx Canada in accordance with the Exchangeable Share Provisions; and

(e) as soon as practicable upon the issuance by HEARx Canada of any Exchangeable Shares or rights to acquire Exchangeable Shares.

      2.6  Delivery of HEARx Common Stock. In furtherance of its obligations under subsections 2.1(e) and (f) hereof, upon notice of any event that requires HEARx Canada to cause to be delivered HEARx Common Stock to any holder of Exchangeable Shares, HEARx shall forthwith deliver or cause to be delivered the requisite shares of HEARx Common Stock to or to the order of the former holder of the surrendered Exchangeable Shares, as HEARx Canada shall direct. All such shares of HEARx Common Stock shall be duly issued as fully paid and non-assessable and shall be free and clear of any Liens. In consideration of the delivery of each such shares of HEARx Common Stock, HEARx Canada shall issue to HEARx, or as HEARx shall direct, such number of common shares of HEARx Canada as is equal to the fair value of such HEARx Common Stock.

      2.7  Qualification of HEARx Common Stock. If any HEARx Common Stock (or other shares or securities into which HEARx Common Stock may be reclassified or changed as contemplated by section 2.12 hereof) to be issued and delivered hereunder require registration, or qualification with, approval of, or the filing of any document, including any prospectus or similar document or the taking of any proceeding with or the obtaining of any order, ruling or consent from any governmental or regulatory authority under any Canadian or United States federal, provincial or state securities or other law or regulation or pursuant to the rules and regulations of any securities or other regulatory authority or the fulfillment of any other United States or Canadian legal requirement before such shares (or such other shares or securities) may be issued by HEARx and delivered by HEARx at the direction of HEARx Canada or HEARx Acquisition, if applicable, to the holder of surrendered Exchangeable Shares or in order that such shares (or such other shares or securities) may be freely traded thereafter (other than any restrictions of general application on transfer by reason of a holder being a “control person” for purposes of Canadian provincial securities law or an “affiliate” of HEARx for purposes of United States federal or state securities law), HEARx will, in good faith, expeditiously take all such actions and do all such things as are necessary or desirable to cause such HEARx Common Stock (or such other shares or securities) to be and remain duly registered, qualified or approved under United States and/or Canadian law, as the case may be. HEARx will, in good faith, expeditiously take all such actions and do all such things as are reasonably necessary or desirable to cause all HEARx Common stock (or such other shares or securities) to be delivered hereunder to be listed, quoted or posted for trading on all stock exchanges and quotation systems on which outstanding HEARx Common Stock (or such other shares or securities) have been listed by HEARx and remain listed and are quoted or posted for trading at such time.

      2.8  Tender Offers, etc. In the event that a tender offer, share exchange offer, issuer bid, take-over bid or similar transaction with respect to HEARx Common Stock (an “Offer”) is proposed by HEARx or is proposed to HEARx or its stockholders and is recommended by the Board of Directors of HEARx, or is otherwise effected or to be effected with the consent or approval of the Board of Directors of HEARx, HEARx will use all commercially reasonable efforts expeditiously and in good faith to take all such actions and do all such things as are necessary or desirable to enable and permit holders of Exchangeable Shares to participate in such Offer to the same extent and on an economically equivalent basis as the holders of HEARx Common Stock, without discrimination. Without limiting the generality of the foregoing, HEARx will use all commercially reasonable efforts expeditiously and in good faith to ensure that holders of Exchangeable Shares may participate in all such Offers without being required to retract Exchangeable Shares as against HEARx Canada (or, if so required, to ensure that any such retraction shall be effective only upon, and shall be conditional upon, the closing of the Offer and only to the extent necessary to tender or deposit to the Offer).

      2.9  Ownership of Outstanding Shares. HEARx covenants and agrees in favour of HEARx Canada that, as long as any outstanding Exchangeable Shares are owned by any person or entity other than HEARx or any of its Affiliates, HEARx will be and remain the direct or indirect beneficial owner of all issued and outstanding shares in the capital of HEARx Canada (other than Exchangeable Shares and Class “A” Special Shares of HEARx Canada) and all outstanding securities of HEARx Canada carrying or otherwise entitled to voting rights in any circumstances (other than Exchangeable Shares), unless HEARx shall have obtained the prior approval of HEARx Canada and the holders of the Exchangeable Shares given in accordance with section 8.2 of the Exchangeable Share Provisions.

      2.10  HEARx Not To Vote Exchangeable Shares. HEARx covenants and agrees that it will appoint or cause to be appointed proxyholders with respect to all Exchangeable Shares held by HEARx and its Affiliates for the sole purpose of attending each meeting of holders of Exchangeable Shares in order to be counted as part of the quorum for each such meeting. HEARx further covenants and agrees that it will not, and will cause its Affiliates not to, exercise any voting rights that may be exercisable by holders of Exchangeable Shares from time to time pursuant to the Exchangeable Share Provisions or pursuant to the provisions of the CBCA with respect to any Exchangeable Shares held by it or by its Affiliates in respect of any matter considered at any meeting of holders of Exchangeable Shares, including without limitation any approval to be given by holders of Exchangeable Shares pursuant to section 8.2 of the Exchangeable Share Provision.

      2.11  Purchases. For greater certainty, nothing contained in this Agreement, including without limitation, the obligations of HEARx contained in section 2.8 hereof, shall limit the ability of HEARx or HEARx Canada to make a “Rule 106-18 Purchase” of HEARx Common Stock pursuant to Rule 10b-18 of the U.S. Securities Exchange Act of 1934, as amended, or any successor provisions thereof.

      2.12  Due Performance. On and after the Effective Date, HEARx shall, and shall cause HEARx Acquisition to duly and timely perform all of their respective obligations provided for in the Plan of Arrangement, including any obligations that may arise upon the exercise of HEARx’s or HEARx Acquisition’s rights under the Exchangeable Share Provisions.

      2.13  Economic Equivalence. HEARx hereby acknowledges that it will be bound by any determination of economic equivalence made by the Board of Directors of HEARx Canada pursuant to section 9.1 of the Exchangeable Share Provisions, where applicable.

      2.14  Stock Exchange Listing. HEARx covenants and agrees in favour of HEARx Canada that, as long as any outstanding Exchangeable Shares are owned by any person or entity other than HEARx or any of its affiliates, HEARx will use its reasonable efforts to maintain a listing for such Exchangeable Shares on a Canadian stock exchange.

ARTICLE III

HEARX SUCCESSORS

      3.1  Certain Requirements in Respect of Combination, etc. HEARx shall not enter into any transaction (whether by way of reconstruction, reorganization, consolidation, merger, transfer, sale, lease or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other person or, in the case of a merger, of the continuing corporation resulting therefrom, unless:

(a) such other person or continuing corporation is a corporation (herein called the “HEARx Successor”) incorporated under the laws of any state of the United States or the laws of Canada or any province thereof; and

(b) HEARx Successor, by operation of law, becomes bound by the terms and provisions of this Agreement or, if not so bound, executes, prior to or contemporaneously with the consummation of such transaction an agreement supplemental hereto and such other instruments (if any) to evidence the assumption by HEARx Successor of liability for all moneys payable and property deliverable hereunder and the covenant of such HEARx Successor to pay and deliver or cause to be delivered the same and its agreement to observe and perform all the covenants and obligations of HEARx under this Agreement.

      3.2  Vesting of Powers in Successor. Whenever the conditions of section 3.1 hereof have been duly observed and performed, HEARx Successor, HEARx Acquisition and HEARx Canada shall execute and deliver a supplemental agreement and thereupon HEARx Successor shall possess and from time to time may exercise each and every right and power of HEARx under this Agreement in the name of HEARx or otherwise and any act or proceeding by any provision of this Agreement required to be done or performed by the board of directors of HEARx or any officers of HEARx may be done and performed with like force and effect by the directors or officers of such HEARx Successor.

      3.3  Wholly-Owned Subsidiaries. Subject to paragraph 3.1 hereof, nothing herein shall be construed as preventing the amalgamation or merger of any wholly-owned subsidiary of HEARx with or into HEARx.

ARTICLE IV

GENERAL

      4.1  Term. This Agreement shall come into force and be effective as of the date hereof and shall terminate and be of no further force and effect at such time as there are no Exchangeable Shares (or securities or rights convertible into or exchangeable for or carrying rights to acquire Exchangeable Shares) held by any party other than HEARx and its Affiliates.

      4.2  Changes in Capital of HEARx and HEARx Canada. Notwithstanding the provisions of section 4.4 hereof, at all times after the occurrence of any event effected pursuant to section 2.8 hereof as a result of which either shares of HEARx Common Stock or the Exchangeable Shares or both are in any way changed, this agreement shall forthwith be amended and modified as necessary in order that it shall apply with full force and effect, mutatis mutandis, to all new securities into which shares of HEARx Common Stock or the Exchangeable Shares or both are so changed and the parties hereto shall execute and deliver an agreement in writing giving effect to and evidencing such necessary amendments and modifications.

      4.3  Severability. If any provision of this Agreement is held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remainder of this agreement shall not in any way be affected or impaired thereby and this agreement shall be carried out as nearly as possible in accordance with its original terms and conditions.

      4.4  Amendments, Modifications, etc. This Agreement may not be amended or modified except by an agreement in writing executed by HEARx, HEARx Acquisition and HEARx Canada and approved by the holders of the Exchangeable Shares in accordance with section 10.2 of the Exchangeable Share Provisions.

      4.5  Ministerial Amendments. Notwithstanding the provisions of section 4.4, the parties to this Agreement may without the approval of the holders of the Exchangeable Shares, at any time and from time to time, amend or modify this agreement in writing for the purposes of:

(a) adding to the covenants of either or both parties for the protection of the holders of the Exchangeable Shares;

(b) making such amendments or modifications not inconsistent with this agreement as may be necessary or desirable with respect to matters or questions which, in the opinion of the Board of Directors of each of HEARx Canada, HEARx Acquisition and HEARx, it may be expedient to make, provided that each such board of directors shall be of the opinion that such amendments or modifications will not be prejudicial to the interests of the holders of the Exchangeable Shares; or

(c) making such changes or corrections which, on the advice of counsel to HEARx Canada, HEARx Acquisition and HEARx, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error herein, provided that the boards of directors of each of HEARx Canada, HEARx Acquisition and HEARx shall be of the opinion that such changes or corrections will not be prejudicial to the interests of the holders of the Exchangeable Shares.

      4.6  Meeting to Consider Amendments. HEARx Canada, at the request of HEARx Acquisition or HEARx, shall call a meeting or meetings of the holders of the Exchangeable Shares for the purpose of considering any proposed amendment or modification requiring approval pursuant to section 4.4 hereof. Any such meeting or meetings shall be called and held in accordance with the by-laws of HEARx Canada, the Exchangeable Share Provisions and applicable law.

      4.7  Waivers Only in Writing. No waiver of any of the provisions of this Agreement otherwise permitted hereunder shall be effective unless made in writing and signed by both of the parties hereto.

      4.8  Enurement. This Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns.

      4.9  HEARx Successors. HEARx shall not enter into any transaction (whether by way of reconstruction, reorganization, consolidation, merger, transfer, sale, lease or otherwise) whereby all or substantially all its undertaking, property and assets would become the property of any other person or in the case of a merger, of the continuing corporation resulting therefrom, unless:

(a) such other person or continuing corporation is a corporation (the “HEARx Successor”) incorporated under the laws of any state of the United States or the laws of Canada or any province thereof; and

(b) the HEARx Successor, by operation of law, becomes, without more, bound by the terms and provisions of this Agreement or, if not so bound, executes, prior to or contemporaneously with the consummation of such transaction, an agreement to be bound by the provisions hereof as if it were an original party hereto and to observe and perform all of the covenants and obligations of HEARx pursuant to this Agreement.

Nothing herein shall be construed as preventing the amalgamation or merger of any wholly-owned subsidiary of HEARx with or into HEARx.

      4.10  Notices to Parties. All notices and other communications between the parties shall be in writing and shall be deemed to have been given if delivered personally or by confirmed telecopy to the parties at the following addresses (or at such other address for either such party as shall be specified in like notice):

(a)	if to HEARx, HEARx Acquisition or HEARx Canada at:

           1250 Northway Parkway

           West Palm Beach, Florida 333407
           Attention: President
           Fax: 561.688.8893

Any notice or other communication given personally shall be deemed to have been given and received upon delivery thereof and if given by telecopy shall be deemed to have been given and received on the date of confirmed receipt thereof unless such day is not a Business Day in which case it shall be deemed to have been given and received upon the immediately following Business Day.

      4.11  Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, and all of which taken together shall constitute one and the same instrument.

      4.12  Jurisdiction. This Agreement shall be construed and enforced in accordance with the laws of the Province of Quebec and the laws of Canada applicable therein.

      4.13  Attornment. HEARx and HEARx Acquisition agree that any action or proceeding arising out of or relating to this agreement may be instituted in the courts of Quebec, waive any objection which they may have now or hereafter to the venue of any such action or proceeding, irrevocably submit to the jurisdiction of the said courts in any such action or proceeding, agree to be bound by any judgment of the said courts and not to seek, and hereby waive, any review of the merits of any such judgment by the courts of any other jurisdiction and hereby appoint HEARx Canada at its registered office as their attorney for service of process.

      IN WITNESS WHEREOF, the parties hereto have caused this agreement to be duly executed as of the date first above written.

HEARx LTD. Per: _________________________________________ Title

HEARX ACQUISITION ULC Per: _________________________________________ Title

HEARX CANADA INC. Per: _________________________________________ Title

ANNEX E

STOCKHOLDERS AGREEMENT

      STOCKHOLDERS AGREEMENT, dated as of July 27, 2001, among HEARx LTD., a Delaware corporation (“HEARx”), and the stockholders named in Exhibit A hereto (each a “Stockholder”).

RECITALS

      A.  Simultaneously herewith, HEARx is entering into an Merger Agreement, dated as of the date hereof (as amended from time to time, the “Merger Agreement”), with Helix Hearing Care of America Corp., a Canadian corporation (“Helix”), which contemplates, among other things, that all Helix’s outstanding common shares (the “Helix Common Shares”) shall be exchanged for common stock, $.10 par value of HEARx (“HEARx Common Stock”) or exchangeable shares (“Exchangeable Shares”) of a direct or indirect subsidiary of HEARx (“HEARx Canada Inc.”) on the basis described in Schedule B to the Merger Agreement (the “Arrangement”).

      B.  As of the date hereof, each Stockholder directly or indirectly owns (either beneficially or of record) the number of shares of the Helix Common Shares set forth opposite such Stockholder’s name on Exhibit A hereto (all such shares set forth on Exhibit A together with any shares of Helix Common Shares as well as all shares and other securities which such Helix Common Shares may be converted into, exchanged for or otherwise changed into hereafter acquired directly or indirectly by any Stockholder prior to the termination of this Agreement, the “Shares”).

      C.  As a condition to the willingness of HEARx to enter into the Merger Agreement, HEARx has requested that each Stockholder agree, and in order to induce HEARx to enter into the Merger Agreement, each Stockholder has agreed, severally and not jointly, to enter into this Agreement.

      Capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement.

      NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

VOTING AGREEMENT

Section 1.1.  Voting Agreement

      Each Stockholder hereby agrees that, at any meeting of the stockholders of Helix, however called, or in connection with any written consent of the holders of shares of the Helix Common Shares, each such Stockholder shall vote, cause to be voted and cause all acts and things to be done to vote his or her Shares (a) in favour of the approval and adoption of the Merger Agreement, the Arrangement and all the transactions contemplated by the Merger Agreement and this Agreement and any other actions required in furtherance thereof and hereof and (b) against any Acquisition Proposal and any actions in furtherance thereof.

Section 1.2.  Irrevocable Proxy

      Each Stockholder hereby irrevocably constitutes and appoints Paul A. Brown and Stephen J. Hansbrough, and each or either of them, as his or her attorney and proxy with full power of substitution, to vote and otherwise act (by written consent or otherwise) with respect to the Shares which such Stockholder is entitled to vote at any meeting of stockholders of Helix (whether annual or special and whether or not an adjourned or postponed meeting) or consent in lieu of any such meeting or otherwise, on, and only on, the matters described in Section 1.1 hereof and to execute and deliver any and all consents, instruments or other agreements or documents in order to take any and all such actions in connection with or in furtherance of the obligations of such Stockholder set forth in this Agreement and each of the transactions contemplated by this Agreement or the Merger Agreement. THIS PROXY AND POWER OF ATTORNEY ARE IRREVOCABLE, SUBJECT TO SECTION 4.4, AND COUPLED WITH AN INTEREST. Each Stockholder hereby revokes all other proxies and powers of attorney with respect to such Stockholder’s Shares that it may have heretofore appointed or granted, and no subsequent proxy or power of attorney shall be given or written consent executed (and if given or executed, shall not be effective) by such Stockholder with respect thereto. All authority herein conferred or agreed to be conferred shall survive the death or incapacity of a Stockholder and any obligation of such Stockholder under this Agreement shall be binding upon the heirs, personal representatives, successors and assigns of such Stockholder.

ARTICLE II

AGREEMENT TO EXCHANGE

Section 2.1  Agreement to Exchange

      Each Stockholder hereby agrees that such Stockholder shall exchange all of the Shares then beneficially owned by such Stockholder to HEARx Canada Inc. in exchange for HEARx Common Stock or Exchangeable Shares of HEARx Canada Inc.. Each Stockholder hereby agrees to permit HEARx to publish and disclose in the Arrangement Circular and the Registration/ Proxy Statement (including all documents and schedules filed with the SEC), their respective identity and ownership of Helix Common Shares and the nature of their respective commitments, arrangements and understandings under this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

Section 3.1  Representations and Warranties of the Stockholder

      Each Stockholder represents and warrants to HEARx as follows:

      (a) Such Stockholder has all requisite power, authority and legal capacity to execute, deliver and perform its obligations under this Agreement. This Agreement has been duly executed and delivered by such Stockholder and, assuming its due authorization, execution and delivery by HEARx, constitutes a legal, valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms.

      (b) The execution and delivery of this Agreement by such Stockholder does not, and the performance of this Agreement by such Stockholder will not, (i) conflict with or violate any statutes, laws, ordinances, rules or regulations or (ii) conflict with or violate any contract or other instrument to which the Stockholder is a party or by which such Stockholder is bound, including, without limitation, any voting agreement, stockholders agreement or voting trust.

      (c) The execution and delivery of this Agreement by such Stockholder does not, and the performance of this Agreement by such Stockholder will not, require such Stockholder to obtain any consent, approval, order, authorization or permit of, or to make any filing with or notification to, any governmental entity or any other person, except as may be required by The Toronto Stock Exchange.

      (d) There is no suit, action, investigation or proceeding pending or, to the knowledge of such Stockholder, threatened against such Stockholder at law or in equity before or by any governmental entity that could reasonably be expected to impair the ability of such Stockholder to perform its obligations hereunder, and there is no judgment, decree, injunction, rule, order or writ of any governmental entity to which such Stockholder is or its assets are subject that could reasonably be expected to impair the ability of such Stockholder to perform its obligations hereunder.

      (e)  Each Stockholder owns beneficially and of record the shares of Helix Common Shares set forth opposite such Stockholder’s name on Exhibit A hereto (with respect to such Stockholder, the “Existing Shares”). The Existing Shares constitute all the shares of Helix Common Shares owned beneficially and of record by such Stockholder. Such Stockholder has sole voting power, sole power of disposition, sole power to demand appraisal rights and all other stockholder rights with respect to all of its Existing Shares, with no restrictions, other than restrictions on disposition pursuant to applicable securities laws, on such Stockholder’s rights of voting or disposition pertaining thereto. Such Stockholder has good and valid title to all Existing Shares, free and clear of all claims, liens, charges, encumbrances and security interests of any kind or nature whatsoever (“Liens”) (other than any Liens created hereby and Liens existing pursuant to an Escrow Agreement dated July 3, 1997 between Helix, The Montreal Trust Company of Canada and certain of the Stockholders and pursuant to a Loan Agreement (and related Securities Pledge Agreements) between Helix and SCC Canada, Inc. as agent for Toronto Dominion Bank and Sirrom Capital Corporation dated August 6, 1998) and, when delivered by such Stockholder to HEARx Canada Inc. in accordance with the Arrangement, good, marketable and valid title in and to such Existing Shares will be transferred to HEARx Canada Inc. free and clear of all Liens.

Section 3.2  Survival

      Notwithstanding anything otherwise provided for herein, each Stockholder’s representations and warranties contained in this Article III shall be true and correct as of the Effective Date.

ARTICLE IV

COVENANTS OF THE STOCKHOLDER

Section 4.1	“No Shop” Provision

      (a)  Each Stockholder shall immediately cease any discussions or negotiations relating to an Acquisition Proposal, other than with respect to the Arrangement, with any parties conducted heretofore.

      (b)  Each Stockholder shall not, directly or indirectly, (i) solicit, initiate or encourage (including by way of furnishing information or assistance), or take any other action to facilitate, any inquiries, any expression of interest or the making of any proposal which constitutes an Acquisition Proposal or (ii) participate in any discussions or negotiations regarding any Acquisition Proposal.

      (c)  Each Stockholder shall not take any steps, directly or indirectly, that may in any way adversely affect, and will use reasonable best efforts to complete successfully, the Arrangement and all the transactions contemplated by the Merger Agreement and this Agreement.

      (d)  Anything in this Section 4.1 to the contrary notwithstanding, nothing in this Section 4.1 shall limit in any way a Stockholder who is a director or officer of Helix from exercising any of his rights or performing any of his duties as a director or officer of Helix, including as provided in Section 2.2 of the Merger Agreement.

Section 4.2	Restriction on Transfer

      Until and unless this Agreement has been terminated, each Stockholder shall not, except as expressly provided for in this Agreement, (a) sell, exchange, pledge, encumber or otherwise transfer or dispose of, or agree to sell, exchange, pledge, encumber or otherwise transfer or dispose of, any of its Shares (which for avoidance of doubt shall not include any option to purchase Helix Common Shares exercisable for Shares pursuant to the terms of such option), or any interest therein, (b) deposit its Shares into a voting trust or enter into a voting agreement or arrangement with respect to such Shares or grant any proxy with respect thereto, or (c) enter into any agreement, arrangement, understanding, or undertaking to do any of the foregoing. Notwithstanding the foregoing, Luc Parent may, upon prior written notice to HEARx, sell from time to time up to an aggregate of 200,000 Shares during the period from the date hereof through the Effective Date and the Shares so sold shall no longer be subject to this Agreement.

Section 4.3	Waiver of Dissenters Rights

      Each Stockholder hereby waives, and covenants and agrees that such Stockholder will not exercise, any right of dissent provided under Section 190 of the Canada Business Corporations Act or the Interim Order or otherwise in connection with the Arrangement, or any other corporate transaction considered at the meetings of stockholders of Helix in connection therewith.

Section 4.4	Termination

      The covenants and agreements contained herein with respect to the Shares shall terminate upon the termination of the Merger Agreement in accordance with its terms.

Section 4.5	Assist in Obtaining Approvals

      Each Stockholder shall take all reasonable steps necessary to assist HEARx, HEARx Canada Inc. and Helix in obtaining all regulatory and governmental, and any other third party, consents or approvals, that may be necessary for the Arrangement and all the transactions contemplated by the Merger Agreement and by this Agreement and to cooperate in the defense of any suit, action, inquiry, investigation or other proceeding that may have an adverse effect on the ability of HEARx, HEARx Canada Inc. and Helix to complete the Arrangement.

ARTICLE V

MISCELLANEOUS

Section 5.1	Severability

      If any term or other provision of this Agreement is or is deemed to be invalid, illegal or incapable of being enforced by any applicable rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner so that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

Section 5.2	Entire Agreement

      This Agreement constitutes the entire understanding between HEARx and each Stockholder with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, between HEARx and each Stockholder with respect to the subject matter hereof.

Section 5.3	Counterparts

      This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same instrument.

Section 5.4  Assignment

      This Agreement shall not be assigned by operation of law or otherwise without the prior written consent of the other parties hereto, provided that HEARx may assign its rights hereunder to any direct or indirect wholly owned subsidiary of HEARx.

Section 5.5   Amendments

      This Agreement may not be amended, supplemented, waived or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by the parties hereto.

Section 5.6  Notices

      All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly received if so given) by delivery in person, facsimile transmission, registered or certified mail (postage prepaid, return receipt requested), or courier service providing proof of delivery to the respective parties at the following addresses (or to such other address for a party as shall be specified in a notice given in accordance with this Section 5.6).

(a) if to HEARx, to:

                HEARx LTD.

                1250 Northpoint Parkway
                West Palm Beach, FL 33407
                Fax No.: (561) 688-8893
                Attention: President

           with copies to:

                Bryan Cave LLP

                700 13th Street, N.W.
                Washington, DC 20005
                Fax No.: (202) 508-6200
                Attention: LaDawn Naegle

           and to

                Meighen Demers LLP

                Suite 1100, Box 11
                Merrill Lynch Canada Tower
                200 King Street West
                Toronto, Canada M5H 3T4
                Attention: Richard S. Sutin
                Fax No.: (416) 977-5239

(b) if to the Stockholders, to

                Helix Hearing Care of America Corp.

                7100, Jean-Talon East
                Suite 610
                Montreal, QC H1M 3S3
                Fax No.: (514) 353-0029
                Attention: President

           with copies to:

                Fraser Milner Casgrain LLP

                1, Place Ville Marie
                39th Floor
                Montreal, QC H3B 4M7
                Fax No.: (514) 878-8800
                         (514) 866-2241
                Attention: Paul F. Dingle
                          Charles R. Spector

           and to:

                Fasken Martineau DuMoulin LLP

                The Stock Exchange Tower
                P.O. Box 242, 34th Floor
                800 Victoria Square
                Montreal, Quebec H4Z 1E9
                Fax No.: (514) 397-7600
                Attention: Gilles Leclerc

Section 5.7  No Third Party Beneficiaries

      This Agreement is not intended to be for the benefit of, and shall not be enforceable by, any person or entity not a party hereto.

Section 5.8  Specific Performance

      Each of the parties hereto acknowledges that a breach by it of any agreement contained in this Agreement will cause the other party to sustain damage for which it would not have an adequate remedy at law for money damages, and therefore each of the parties hereto agrees that in the event of any such breach the aggrieved party shall be entitled to the remedy of specific performance of such agreement and injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity.

Section 5.9	Remedies Cumulative

      All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise of any thereof by any party shall not preclude the simultaneous or later exercise of any other right, power or remedy by such party.

Section 5.10	No Waiver

      The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon strict compliance by any other party hereto with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof, shall not constitute a waiver by such party of its rights to exercise any such or other right, power or remedy or to demand such compliance.

Section 5.11	Governing Law

      This Agreement shall be governed by, and construed in accordance with, the laws of the Province of Quebec.

Section 5.12	Waiver of Jury Trial

      EACH OF HEARx AND THE STOCKHOLDER HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF HEARx OR THE STOCKHOLDER IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF.

Section 5.13	Headings

      The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

[Signatures appear on next page.]

      IN WITNESS WHEREOF, the parties have caused this Stockholders Agreement to be duly executed as of the date first written above.

HEARX LTD.:

By:	/s/ PAUL A. BROWN

Name:
Title:

STOCKHOLDERS:

3319725 CANADA, INC.

By:	/s/ STEVE FORGET

Name: Steve Forget
Title: President

LES PARTENAIRES DE MONTREAL S.E.C.

By:	/s/ PIERRE BOURGIE

Name:
Title:

DUVAL HOLDINGS INC.

By:	/s/ DUKE RODRIGUEZ

Name: Duke Rodriguez
Title: President

GESTION FREMICAN INC.

By:	/s/ MICHEL LABADIE

Name: M. Labadie
Title: President

/s/ STEVE FORGET

Name: Steve Forget

/s/ MARTIN COUSINEAU

Name: Martin Cousineau

/s/ RICHARD DOUCET

Name: Richard Doucet

/s/ LUC PARENT

Name: Luc Parent

STOCKHOLDER’S AGREEMENT

Exhibit A

Name	Shares

3319725 Canada, Inc.	10,350,000
Les Partenaires de Montreal s.e.c.	4,200,000
Duval Holdings Inc.	3,200,000
Steve Forget	491,464
Martin Cousineau	223,396
Richard Doucet	433,564
Luc Parent	622,500
Gestion Fremican Inc.	2,075,000

ANNEX F

Special Resolution for Helix Stockholders on Arrangement

FORM OF ARRANGEMENT RESOLUTION

SPECIAL RESOLUTION OF THE HELIX STOCKHOLDERS

BE IT RESOLVED THAT:

1. The arrangement under Section 192 of the Canada Business Corporations Act involving Helix Hearing Care of America Corp. (“Helix”), as more particularly described and set forth in the joint proxy statement/ prospectus accompanying the notice of this meeting (as the arrangement may be modified or amended) is hereby authorized, approved and adopted.

2. The plan of arrangement involving Helix, the full text of which is set out as Annex to the joint proxy statement/prospectus accompanying the notice of this meeting (as the arrangement may be contemplated thereby or may have been amended) is hereby approved and adopted.

3. Notwithstanding that this resolution has been passed (and the arrangement adopted) by the stockholders of Helix or that the arrangement has been approved by the Superior Court of Justice of Québec, the directors of Helix are hereby authorized and empowered (i) to amend the merger agreement, or the arrangement to the extent permitted by the merger agreement, and (ii) not to proceed with the arrangement without further approval of the stockholders of Helix, but only if the merger agreement is terminated in accordance with Section its terms.

4. Any one officer or director of Helix is hereby authorized and directed for and on behalf of Helix to execute and to deliver articles of arrangement and such other documents as are necessary or desirable to the Director under the Canada Business Corporations Act in accordance with the merger agreement for filing.

5. Any one officer or director of Helix is hereby authorized and directed for and on behalf of Helix to execute or cause to be executed and to deliver or cause to be delivered, all such other documents and instruments and perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the expedition and delivery of such document, agreement or instrument or the doing of any such act or thing.

F-1

ANNEX G

July 27, 2001

Board of Directors

HEARx Ltd.
1250 Northpoint Parkway
West Palm Beach, FL 33407

Members of the Board:

      You have requested our opinion as to the fairness, from a financial point of view, to the shareholders of the common stock, par value $0.10 (the “Common Stock”) of HEARx Ltd. (“HEARx” or the “Company”) of the consideration to be paid by HEARx to the shareholders of HELIX HEARING CARE OF AMERICA CORP. (“Helix”) in connection with the proposed acquisition (the “Merger”) of Helix by a newly formed wholly owned subsidiary of the Company (“HEARx Canada Inc.”) pursuant and subject to the Merger Agreement between the Company and Helix dated as of July 27, 2001 (the “Agreement”). As a result of the Merger, Helix will be acquired by HEARx Canada Inc. and each common share of Helix shall be exchanged for either (i) 0.3537 shares of HEARx Common Stock or (ii) 0.3537 exchangeable shares of HEARx Canada Inc. (“Exchangeable Shares). The Exchangeable Shares will be exchangeable on a one-for-one basis for HEARx Common Stock. The terms and conditions of the Merger are more fully set forth in the Agreement.

      In connection with the opinion set forth below, we have, among other things:

1. reviewed the financial terms and conditions of the Merger as set forth in the Agreement;

2. reviewed the audited financial statements for Helix and the Company for fiscal years 1999 and 2000;

3. reviewed the annual reports to shareholders for Helix and the Company for fiscal years 1999 and 2000;

4. reviewed financial projections for Helix on a stand-alone and consolidated basis with the Company;

5. discussed with members of the senior management of Helix and the Company certain information relating to the Merger and such other matters as we deemed relevant to our analysis;

6. reviewed certain other publicly available information on Helix and the Company; and

7. reviewed other Helix and Company financial and operating information provided by Helix and the Company.

Board of Directors

HEARx Ltd.
July 27, 2001

      We have assumed and relied upon the accuracy and completeness of all information provided or otherwise made available to us by the Company, Helix or any other party and have not attempted to verify independently any of such information. We have not made or obtained an independent appraisal of the assets or liabilities (contingent or otherwise) of the Company or Helix. With respect to financial projections and other information provided to or otherwise reviewed by or discussed with us, we have assumed that such forecasts and other information and data have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management, and we have relied upon each party to advise us promptly if any information previously provided became inaccurate or was required to be updated during the period of our review.

      For purposes of our opinion, we have not attempted to determine a value for the Common Stock but instead we have assumed that its current price value fairly reflects its value and that the Exchangeable Shares will have the same value as the underlying HEARx Common Stock into which they are exchangeable.

      Our opinion is based upon market, economic, financial and other circumstances and conditions existing and disclosed to us as of July 27, 2001, and any material change in such circumstances and conditions would require a reevaluation of this opinion, which we are under no obligation to undertake.

      We express no opinion as to the underlying business decision to effect the merger, the structure or tax consequences of the Merger or the availability or advisability of any alternatives to the Merger. We did not structure the Merger or negotiate the final terms of the Merger. This letter does not express any opinion as to the likely trading range of the Company stock following the Merger, which may vary depending on numerous factors that generally impact the price of securities or on the financial performance and condition of the Company at that time. Our opinion is limited to the fairness, from a financial point of view, of the Merger to the Shareholders. We express no opinion with respect to any other reasons, legal, business, or otherwise, that may support the decision of the Board of Directors to approve the Merger.

      In conducting our investigation and analyses and in arriving at our opinion expressed herein, we have taken into account such accepted financial and investment banking procedures and considerations as we have deemed relevant, including the review of (i) historical and projected revenues, operating earnings, net income and capitalization of Helix and the Company and certain other publicly held companies in businesses we believe to be comparable to Helix and the Company; (ii) the current and projected financial position and results of operations of Helix and the Company; (iii) the historical market prices and trading activity of the common stock of Helix and the Company; (iv) financial and operating information concerning selected business combinations which we deemed comparable in whole or in part; and (v) the general condition of the securities markets.

Board of Directors

HEARx Ltd.
July 27, 2001

      In arriving at this opinion, Raymond James did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Raymond James believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all analyses, would create an incomplete view of the process underlying this opinion.

      Raymond James & Associates, Inc. (“Raymond James”) is actively engaged in the investment banking business and regularly undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations and similar transactions. Raymond James will receive a fee upon the delivery of this opinion. In addition, the Company has agreed to indemnify us against certain liabilities arising out of our engagement.

      In the ordinary course of our business, Raymond James may trade in the securities of Helix or the Company for our own account or for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

      It is understood that this letter is for the information of the Board of Directors of the Company in evaluating the proposed Merger and does not constitute a recommendation to any shareholder of the Company regarding how said shareholder should vote on the proposed Merger. This opinion is not to be quoted or referred to, in whole or in part, without our prior written consent, which will not be unreasonably withheld.

      Based upon and subject to the foregoing, it is our opinion that, as of July 27, 2001, the consideration to be paid by the Company to the shareholders of Helix pursuant to the Agreement is fair, from a financial point of view, to the holders of the Company’s Common Stock.

Very truly yours,

RAYMOND JAMES & ASSOCIATES, INC.

ANNEX H

July 11, 2001

PRIVATE AND CONFIDENTIAL

The Board of Directors of Helix Hearing Care of America Inc.

7100 Jean-Talon East
Montreal, Quebec
H1M 3S3

Dear Sirs:

      We understand that Helix Hearing Care of America Inc. (“Helix”) has entered into a Merger Agreement (the “Agreement”) with HEARx Ltd. (“HEARx”) envisaging a combination of the businesses and operations of Helix and HEARx to be effected pursuant to a plan of arrangement (the “Plan”) under the Canada Business Corporations Act and involving Helix, its shareholders and HEARx (such merger is hereinafter referred to as the “Transaction”).

      The Agreement provides that each shareholder of Helix (save for those who exercise the right of dissent stipulated under the Canada Business Corporations Act to be paid the fair market value) will exchange each of its common shares in Helix for, at its option, either 0.3537 common shares in HEARx or 0.3537 exchangeable shares of a direct or indirect subsidiary of HEARx. After the exchange, the shares of Helix, will be transferred into a newly formed wholly-owned subsidiary of HEARx.

      The terms and conditions of the Agreement, including information concerning Helix and HEARx, and proforma information describing the combined entity to be formed pursuant to the Transaction will be included in the joint proxy statement (the “Proxy”) to be mailed to all the shareholders of Helix. The Board of Directors of Helix (the “Board”) will provide its recommendation to Helix’s shareholders regarding the Transaction in the Proxy.

ENGAGEMENT

      The Board originally contacted Ernst & Young Corporate Finance Inc. (“EYCF”) on or about April 9, 2001, with respect to the preparation of an opinion as to the fairness, from a financial point of view, of the Transaction to shareholders of Helix (the “Opinion”). EYCF was formally retained on May 7, 2001 to prepare the Opinion which is set out herein.

      The Opinion has been provided for the exclusive use of the Board and is not to be published or communicated to other persons, without our prior written consent. However, we consent to a reference to our Opinion and a copy of this letter being included in the Joint Proxy Statement/ Prospectus.

EYCF CREDENTIALS AND INDEPENDENCE

      Ernst & Young LLP is one of North America’s largest public accounting and professional services firms, and through its affiliated company, EYCF, provides corporate finance advisory services related to mergers and acquisitions, divestitures, valuations and strategic finance. The opinion expressed herein is the opinion of EYCF and the form and content hereof have been approved by a committee of senior practitioners of EYCF, who have not been involved in the development of the Opinion and each of whom is experienced in merger, acquisition, divestiture and valuation matters.

      Except for the services rendered under the terms of this engagement, EYCF has not provided financial advisory services or like services to Helix or any parties related thereto in the last two years. There are no understanding or agreements between EYCF and Helix or with persons with whom said corporation has ties, with respect to future business dealings. In the future, EYCF could, in the course of its normal activities, provide professional services to Helix or to persons with whom it has ties. Moreover, in the ordinary course of business, employees or partners of EYCF or Ernst & Young LLP could, at any time, hold securities of Helix or HEARx.

      Under the terms of the engagement letter, the remuneration of EYCF does not depend, in whole or in part, on the conclusions of the Opinion nor on the success of the Transaction.

      We also confirm that to the best of our knowledge, EYCF is independent of Helix for purposes of providing the Opinion.

SCOPE OF REVIEW

      In the course of preparing this Opinion, EYCF reviewed, considered, analyzed and relied upon the following documents:

a)	The draft Agreement dated as of July 9, 2001 and schedules thereto;

b)	The draft Support Agreement dated as of July 6, 2001 and the draft Voting and Exchange Trust Agreement made as of May 15, 2001;

c)	The draft stockholders agreement dated as of July 9, 2001;

d)	The initial letter of intent dated March 5, 2001 and the revised letter of intent dated May 22, 2001;

e)	A draft financing commitment letter dated May 3, 2001 from Siemens Hearing Instruments Inc. and addressed to Helix and HEARx;

f)	The press release dated May 23, 2001 announcing the Transaction;

g)	The press release dated June 25, 2001 announcing the proposed financing from Siemens Hearing Instruments Inc.;

h)	The annual reports, including the audited financial statements, annual information forms for Helix for the four-year period ended in 2000 and similar documents for the five consecutive fiscal years ended December 31, 2000 of HEARx;

i)	The interim reports for the first quarter of fiscal 2001 for Helix and HEARx;

j)	The fiscal 2001 budgets prepared by the management of Helix and HEARx;

k)	An information memorandum on Helix prepared by Montreal Partners (Spring 2000);

l)	The forecasts prepared by the management of Helix and HEARx for the five-year period ending in 2006 on the basis that the Transaction does not take place;

m)	Other financial information, operating information and future plans relating to the expected performance of Helix and HEARx and their respective major business units and investments;

n)	Certain confidential information, documents and discussions with the management of Helix and HEARx regarding, among other things, their respective assets, liabilities, operations, investments and business prospects;

o)	The description of the combined entity;

p)	The forecasts for the combined entity prepared by the management of Helix and HEARx for the five-year period ending in 2006;

q)	Material contracts or agreements for both Helix and HEARx;

r)	Tax information prepared by Helix’s advisors regarding the tax implications of the Transaction;

s)	Public information relating to the business, operations, financial performance and stock trading history of Helix, HEARx and other selected public companies that we considered relevant for purposes hereof;

t)	Press releases of both Helix and HEARx for the past two years;

u)	Data with respect to other transactions of a comparable nature that we considered relevant for purposes hereof;

v)	Analysts’ reports for the industry;

w)	Such other information, investigations and analyses as we considered appropriate in the circumstances.

      Moreover, we have discussed with the management of Helix and HEARx, among others, the Transaction and the expected combination benefits, cost reductions and incremental revenue opportunities and market position enhancements that are expected to result from the Transaction. We also held discussions with the management of Helix and HEARx regarding the results of their financial, business and legal due diligence reviews.

      EYCF was granted full access to Helix’s senior management and was not denied access by Helix and HEARx to any requested information, and to the best of its knowledge, was not denied access to any information which might be material to the Opinion.

RESTRICTIONS AND ASSUMPTIONS

      We understand that the Board will use the Opinion to advise its shareholders as to the fairness of the Transaction. The Opinion may not be used for any other purposes. We cannot be held liable for any losses sustained by Helix, its shareholders or any other person should the Opinion be circulated, distributed, published, reproduced or used contrary to the provisions of this paragraph. Our opinion is not, and should not be construed as, a valuation of Helix or HEARx or any of their respective assets. Moreover, our opinion does not constitute advice or recommendation to vote for or against the Transaction.

      We have relied upon, and have assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations obtained by us from public sources or provided to us by Helix or HEARx’s management or advisors or otherwise pursuant to our engagement. The Opinion is conditional upon such completeness, accuracy and fair presentation. Subject to the exercise of professional judgment and except as expressly described herein, we have not attempted to verify independently the accuracy or completeness of any such information, data, advice, opinions or representations.

      The senior management of Helix have represented to us, in a letter delivered as at the date hereof, amongst other things, that the information, data, advice, opinions, representations and other materials (the “Information”) provided to us by or on behalf of Helix are complete and accurate at the date the Information was provided to us and that since the date of the Information (i) there has been no material change, financial or otherwise, in Helix, or its assets, liabilities (contingent or otherwise), business or operations, and (ii) there has been no change of any material fact which is of a nature as to render the Information untrue or misleading in any material respect. In addition, the management of Helix have represented to us that they have no reason to believe there are any inaccuracies in information they have provided to us with respect to the business, operations and financial position of HEARx. No similar letter of representation has been provided to us by HEARx.

      The Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of Helix and HEARx as they were reflected in the information or the materials concerning Helix and HEARx reviewed by us and as they were represented to us in our discussions with the management of both Helix and HEARx. In our analyses and in connection with the preparation of the Opinion, we made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Transaction. While EYCF believes that assumptions used are appropriate in the circumstances, some or all of the assumptions may prove to be incorrect.

      We have assumed that no documents in draft form reviewed by us will be finalized with substantial changes.

      We believe that our analysis must be considered as a whole and that selecting portions of our analysis or the factors considered by us, without considering all factors and analyses together, could create a misleading view of the process underlying the Opinion. The preparation of the Opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on particular factors or elements of the analysis.

      We reserve the right (with no obligation on our part) to review our Opinion as described in this report and, should we deem it necessary, to revise it in light of any information that existed as of the date of this report which might become known to us at a later date.

APPROACH

      In considering the fairness of the Transaction, from a financial point of view, to the shareholders of Helix, EYCF performed a variety of financial and comparative analyses, including:

1.	Comparing the historic and current market prices and volume for the shares of both Helix and HEARx. From this analysis we, among other things, took the fallowing factors into account:

a.	Activity on Helix’s shares is very low (average monthly volume approximates less than 1% of outstanding shares). Therefore, if a large block of shares was sold on the market it could have a depressing effect on the quoted market price;

b.	Based on HEARx’s historical trading volume, the shareholders should have a more liquid market available to them to dispose of their shares after the Transaction;

2.	Comparing the proposed exchange ratio to the relative value of Helix and HEARx implied by our analysis of value for both corporations as stand-alone entities. For this analysis, we have used the following methods and criteria: discounted cash flow, multiple of revenue, capitalization of operating earnings (before corporate expenses) and net tangible assets;

a.	The application of the discounted cash flow method requires that estimation be made regarding the future cash flows of each corporation as stand-alone entities. Management of each corporation prepared these future cash flows. We analysed and discussed with management of each corporation these projections and their underlying assumptions. The discounted cash flow approach also required that assumptions be made regarding the discount rate and terminal value. In determining the appropriate discount rates and terminal value, we took into account the risk related to achieving the financial forecasts, the general conditions in the industry, the general economic conditions and rates of return available on other type of investments as well as the growth potential at the end of the projections’ period;

b.	For the analysis based on a multiple of revenue and the capitalization of operating earnings (before corporate expenses), we reviewed the current and projected results for the next fiscal year and considered, among other things, trading multiples of comparable public companies, implied multiples from comparable transactions, general economic conditions and rates of return available on other types of investments;

c.	Finally, for all analyses, we performed sensitivity analysis on certain key assumptions;

3.	Comparing the value of Helix as a stand-alone entity before the Transaction with the value of the new combined entity belonging to Helix’s shareholders after the Transaction:

a.	The value of the new combined entity belonging to Helix’s shareholders after the Transaction was derived from applying the proposed percentage ownership for Helix’s shareholders to the value of the new combined entity. The value was based on the result of the application of the discounted cash flow method. Management of both corporations prepared together the future cash flows used in our discounted cash flow analysis. We analysed and discussed with management of each corporation these projections and their underlying assumptions. In determining the appropriate discount rates and terminal value, we took into account the factors mentioned previously in the context of the combined entity;

b.	The value of Helix was based on the result of the application of the discounted cash flow method as well as Helix’s recent equity financings and prices that potential purchasers could be willing to pay for Helix. The discounted cash flow analysis was performed based on the financial forecasts prepared by management for Helix on a stand-alone basis;

4.	Considering any other factors or analyses which we judged, based upon our experience, to be relevant in the circumstances.

      In arriving at our Opinion, we have not attributed any particular weight to any specific analysis or factor considered by us, but rather have made a qualitative judgment based upon our experience in rendering such opinions and on the circumstances of the Transaction as well as the information, taken as a whole, concerning Helix, HEARx and the possible combined entity that was reviewed by us.

OPINION

      Based on the proposed exchange ratio and on the current quoted market prices for the Helix Shares and the HEARX Shares, the Transaction results in an erosion of value for the holders of Helix’s Shares. Accordingly, for holders of Helix shares who want to dispose of a small block of their shares, the Transaction may not be fair, from a financial point of view, if the market value of the HEARX shares, following the consummation of the Transaction, does not recover.

      Subject to the previous comments, it is our opinion that, as of the date hereof, the transaction is fair, from a financial point of view, to the shareholders of Helix. We base our opinion that the Transaction is fair, from a financial point of view, on a variety of factors, including, amongst others, our assessment of the inherent value of Helix, HEARX and of the new combined entity as well as their respective profitability and prospects for growth.

Yours very truly,

ERNST & YOUNG CORPORATE FINANCE INC.

Denis Labrèche, CA, CBV                    Nathalie Ladouceur, CA, CBV

ANNEX I

February 1, 2002

Board of Directors

Helix Hearing Care of America Corp.
7100 Jean-Talon East, Suite 610
Montreal, QC
H1M 3S3

Members of the Board of Directors:

      It is our understanding that HEARx LTD. (“HEARx” or the “Acquiror”) and Helix Hearing Care of America Corp. (“Helix” or the “Company”) have agreed to combine businesses through an arrangement (the “Arrangement”) under Canadian law (the “Merger”). When the arrangement is completed, Helix will become an indirect subsidiary of HEARx. Helix stockholders, other than stockholders who exercise and perfect their dissent rights will, subject to certain conditions, have the option to receive as consideration for each share of Helix common stock (the “Company Shares”) (a) 0.3537 shares of HEARx common stock (the “Acquiror Shares”), or (b) 0.3537 exchangeable shares of HEARx Canada Inc. (“Exchangeable Shares”) (the “Exchange Ratio”), a newly formed Canadian subsidiary of HEARx. Helix stockholders who are not Canadian residents for Canadian tax purposes will not be entitled to receive Exchangeable Shares. Each Exchangeable Share may be exchanged by the holder for one share of HEARx common stock. The Exchangeable Shares will be subject to mandatory exchange on and after the fifth anniversary of the effective date of the Arrangement, subject to earlier mandatory exchange in certain circumstances.

      You have asked us whether, in our opinion, the Exchange Ratio is fair from a financial point of view to the holders of the Company Shares.

      In arriving at the opinion set forth below, we have, among other things:

(1) Reviewed certain publicly available business and financial information relating to the Company and the Acquiror that we deemed to be relevant;

(2) Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company and the Acquiror, furnished to us by the Company and the Acquiror, respectively;

(3) Conducted discussions with members of senior management and representatives of the Company and the Acquiror concerning the matters described in clauses 1 and 2 above, as well as their respective business and prospects before and after giving effect to the Merger;

(4) Reviewed the trading volumes, market prices and valuation multiples for the Company Shares and the Acquiror Shares and compared them with those of certain publicly traded companies that we deemed to be relevant;

(5) Compared the proposed financial terms of the Merger with the financial terms of certain other transactions that we deemed to be relevant;

(6) Reviewed the potential pro forma impact of the Merger;

(7) Reviewed the Amended and Restated Merger Agreement (the “Agreement”) dated November 6, 2001; and

(8) Reviewed the HEARx Amendment No. 1 to the Form S-4 Registration Statement.

      In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed any responsibility for independently verifying such information or undertaken and independent evaluation or appraisal of any of the assets or liabilities of the Company or the Acquiror. In addition, we have not assumed any obligation to conduct, nor have we conducted, any physical

I-1

inspection of the properties or facilities of the Company or the Acquiror. With respect to the financial forecast information furnished to or discussed with us by the Company or the Acquiror, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgement of the Company’s or the Acquiror’s management as to the expected future financial performance of the Company or the Acquiror, as the case may be. We have also assumed that the final form of the Agreement will be substantially similar to the last draft reviewed by us.

      Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof. We have assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the Merger, no restrictions including any divestiture requirements or amendments or modifications, will be imposed that will have a material adverse effect on the contemplated benefits of the Merger. In the event that there is any material change in any fact or matter affecting the opinion after the date hereof, we reserve the right to change, modify or withdraw the opinion.

      In connection with the preparation of this opinion, we have not been authorized by the Company or the Board of Directors to solicit, nor have we solicited, third-party indications of interest for the acquisition of all or any part of the Company.

      The Company has agreed to indemnify us for certain liabilities arising out of our engagement. In the ordinary course of our business, we may actively trade the Company Shares, as well as the Acquiror Shares for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

      In arriving at this opinion, we did not attribute any particular weight to any analysis or factor considered by it, but rather, we made qualitative judgements as to the significance and relevance of each analysis and factor. Accordingly, we believe that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all analyses, would create an incomplete view of the process underlying this opinion.

      This opinion is for the use and benefit of the Board of Directors of the Company. Our opinion does not address the merits of the underlying decision by the Company to engage in the Merger and does not constitute a recommendation to any shareholder as to how such shareholder should vote on the proposed Merger.

      We are not expressing any opinion herein as to the prices at which the Acquiror Shares or the Exchangeable Shares will trade following the consummation of the Merger.

      On the basis of and subject to the foregoing, we are of the opinion that, as of the date hereof, the Exchange Ratio is fair from a financial point of view to the holders of the Company Shares.

Very truly yours,

YORKTON SECURITIES INC.

I-2

ANNEX J

Canada Business Corporation Act — § 190 Dissenters’ Rights

SECTION 190 OF THE CANADA BUSINESS CORPORATION ACT (“CBCA”)

      Please note that the right provided in the interim order to Helix stockholders to dissent from the arrangement resolution differs from the dissent right set out in Section 190 of the Canada Business Corporations Act in one respect. In order for a Helix stockholder to exercise its dissent right, the Helix stockholder must provide a notice of dissent to the Corporation prior to 5:00 p.m. on the business day preceding the meeting. This differs from the CBCA dissent right set out below, which requires that a shareholder wishing to exercise the dissent right in respect of a proposed resolution must provide a notice of dissent at or before the meeting at which the resolution is to be voted on.

Canada Business Corporations Act

R.S.C. 1985, c. C-44 as amended

Part XV — Fundamental Changes

      190.

      (1) Right to dissent — Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to :

a) amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

b) amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

c) amalgamate otherwise than under section 184;

d) be continued under section 188; or

e) sell, lease or exchange all or substantially all its property under subsection 189(3).

      (2) Further right — A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.

      (3) Payment for shares — In addition to any other right he may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which he dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares held by him in respect of which he dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

      (4) No partial dissent — A dissenting shareholder may only claim under this section with respect to all the shares of a class held by him on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

      (5) Objection — A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of his right to dissent.

      (6) Notice of resolution — The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn his objection.

      (7) Demand for payment — A dissenting shareholder shall, within twenty days after he receives a notice under subsection (6) or, if he does not receive such notice, within twenty days after he learns that the resolution has been adopted, send to the corporation a written notice containing

a) his name and address;

b) the number and class of shares in respect of which he dissents; and

c) a demand for payment of the fair value of such shares.

      (8) Share certificate — A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which he dissents to the corporation or its transfer agent.

      (9) Forfeiture — A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.

      (10) Endorsing certificate — A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.

      (11) Suspension of rights — On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of his shares as determined under this section except where

a) the dissenting shareholder withdraws his notice before the corporation makes an offer under subsection (12),

b) the corporation fails to make an offer in accordance with subsection (12) and the dissenting shareholder withdraws his notice, or

c) the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case his rights as a shareholder are reinstated as of the date he sent the notice referred to in subsection (7).

      (12) Offer to pay — A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice

a) a written offer to pay for his shares in an amount considered by the directors of the corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined; or

b) if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

      (13) Same terms — Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

      (14) Payment — Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

      (15) Corporation may apply to court — Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

      (16) Shareholder application to court — If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

      (17) Venue — An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

      (18) No security for costs — A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).

      (19) Parties — On an application to a court under subsection (15) or (16),

a) all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

b) the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of his right to appear and be heard in person or by counsel.

      (20) Powers of court — On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

      (21) Appraisers — A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

      (22) Final order — The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of his shares as fixed by the court.

      (23) Interest — A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

      (24) Notice that subsection (26) applies — If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

      (25) Effect where subsection (26) applies — If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may

a) withdraw his notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to his full rights as a shareholder; or

b) retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

      (26) Limitation — A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

a) the corporation is or would after the payment be unable to pay its liabilities as they become due; or

b) the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.  Indemnification of Directors and Officers

     Indemnification of Directors and Officers

      The Delaware General Corporation Law permits the indemnification by a Delaware corporation of its directors, officers, employees and other agents against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than derivative actions which are by or in the right of the corporation) if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard of care is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys’ fees) incurred in connection with defense or settlement of such an action and requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation.

      As permitted by Delaware law, the certificate of incorporation of HEARx provides that no director will be personally liable to HEARx or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (a) for any breach of duty of loyalty to HEARx or to its stockholders, (b) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the Delaware General Corporation Law, or (d) for any transaction from which the director derived an improper personal benefit.

      The certificate of incorporation of HEARx further provides that we must indemnify our directors and executive officers and may indemnify our other officers and employees and agents to the fullest extent permitted by Delaware law. We believe that indemnification under our certificate of incorporation covers negligence and gross negligence on the part of indemnified parties.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Item 21.  Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit No.		Description

2.	1	The Amended and Restated Merger Agreement, dated November 6, 2001, between HEARx and Helix Hearing Care of America Corp. (included as Annex A to the joint proxy statement/prospectus).
*2.	2	Interim Order issued by the Superior Court of Quebec (included as Annex B to the joint proxy statement/prospectus).
*2.	3	Plan of Arrangement, including exchangeable share provisions.
3.	1	Restated Certificate of Incorporation of HEARx Ltd., including certain certificates of designations, preference and rights of certain preferred stock of the Company. [3] Filed as an exhibit to the Company’s Current Report on Form 8-K, filed May 17, 1996, as the exhibit number indicated in brackets, and incorporated herein by reference.
3.	2	Amendment to Restated Certificate of Incorporation. [3.1A]. Filed as an exhibit to the Company’s Quarterly Report on Form 10-Q for the period ended June 28, 1996, as the exhibit number indicated in brackets, and incorporated herein by reference.

Exhibit No.		Description

3.	3	Certificate of Designations, Preferences and Rights of the Company’s 1997 Convertible Preferred Stock. [3]. Filed as an exhibit to the Company’s Current Report on Form 8-K, filed March 26, 1997, as the exhibit number indicated in brackets, and incorporated herein by reference.
3.	4	Amended and Restated By-Laws of HEARx Ltd. [3.4]. Filed as an exhibit to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 1999, as the exhibit number indicated in brackets, and incorporated herein by reference.
3.	5	Certificate of Designations, Preferences and Rights of the Company’s 1998 Convertible Preferred Stock. [3]. Filed as an exhibit to the Company’s Current Report on Form 8-K, filed August 27, 1998, as the exhibit number indicated in brackets, and incorporated herein by reference.
3.	6	Amendment to Restated Certificate of Incorporation including one for ten reverse stock split and reduction of authorized shares. [3.5]. Filed as an exhibit to the Company’s Quarterly Report on Form 10-Q for the period ending July 2, 1999, as the exhibit number indicated in brackets, and incorporated herein by reference.
3.	7	Certificate of Designation of the Company’s 1999 Series H Junior Participating Preferred Stock. [4]. Filed as an exhibit to the Company’s Current Report on Form 8-K, filed December 17, 1999, as the exhibit number indicated in brackets, and incorporated herein by reference.
3.	8	Certificate of Designations, Preferences and Rights of the Company’s 2000 Series I Convertible Preferred Stock. [3]. Filed as an exhibit to the Company’s Current Report on Form 8-K, filed May 9, 2000, as the exhibit number indicated in brackets, and incorporated herein by reference.
3.	9	Form of Amendment to Restated Certificate of Incorporation including increase in authorized shares and change of name.***
3.	10	Form of Certificate of Designations, Preferences and Rights of the Company’s Special Voting Preferred Stock.***
3.	11	Certificate of Designations, Preferences and Rights of the Company’s Series J Preferred Stock. [4.1] Filed as an Exhibit to the Company’s Current Report on Form 8-K, filed December 26, 2001, as the exhibit number indicated in brackets, and incorporated herein by reference.
4.	1	Securities Purchase Agreement, dated March 17, 1997, between HEARx Ltd. and each of the purchasers set forth on the signature pages thereto. [4.1]. Filed as an exhibit to the Company’s Current Report on Form 8-K, filed May 17, 1996, as the exhibit number indicated in brackets, and incorporated herein by reference.
4.	2	Registration Rights Agreement, dated March 17, 1997, between HEARx Ltd. and each of the purchasers set forth on the signature pages thereto. [4.2]. Filed as an exhibit to the Company’s Current Report on Form 8-K, filed on March 26, 1997, as the exhibit number indicated in brackets, and incorporated herein by reference.
4.	3	Form of Placement Agent Warrant (to purchase up to 850,000 shares of Common Stock at an exercise price equal to $5.00 per share). [4.3]. Filed as an exhibit to the Company’s Current Report on Form 8-K, filed on March 26, 1997, as the exhibit number indicated in brackets, and incorporated herein by reference.
4.	5	Specimen of Certificate representing Common Stock. [4.1]. Filed as an exhibit to the Company’s Registration Statement on Form S-18 (Registration No. 33-17041-NY), filed September 4, 1987, as the exhibit number indicated in brackets, and incorporated herein by reference.
4.	6	Securities Purchase Agreement, dated August 27, 1998, between HEARx Ltd. and each purchaser set forth on the signature pages thereto. [4.1]. Filed as an exhibit to the Company’s Current Report on Form 8-K, filed August 27, 1998, as the exhibit number indicated in brackets, and incorporated herein by reference.
4.	7	Registration Rights Agreement, dated August 27, 1998, between HEARx Ltd. and each purchaser set forth on the signature pages thereto. [4.2]. Filed as an exhibit to the Company’s Current Report on Form 8-K, filed August 27, 1998, as the exhibit number indicated in brackets, and incorporated herein by reference.

Exhibit No.		Description

4.	8	Form of Placement Agent Warrant (to purchase up to 1,125,000 shares of Common Stock at an exercise price equal to $1.80 per share). [4.3]. Filed as an exhibit to the Company’s Current Report on Form 8-K, filed August 27, 1998, as the exhibit number indicated in brackets, and incorporated herein by reference.
4.	9	Rights Agreement, dated December 14, 1999, between HEARx and the Rights Agent, which includes the Certificate of Designations, Preferences and Rights of the Company’s 1999 Series H Junior Participating Preferred Stock. [4]. Filed as an exhibit to the Company’s Current Report on Form 8-K, filed December 17, 1999, as the exhibit number indicated in brackets, and incorporated herein by reference.
*4.	9.1	Form of Amended and Restated Rights Agreement, dated February , 2002, between HEARx and the Rights Agent, which includes an amendment to the Certificate of Designations, Preferences and Rights of the Company’s 1999 Series H Junior Participating Preferred Stock.
4.	10	Securities Purchase Agreement, dated May 9, 2000, between HEARx Ltd. and each of the purchasers set forth on the signature pages thereto. [4.1]. Filed as an exhibit to the Company’s Current Report on Form 8-K, filed May 9, 2000, as the exhibit number indicated in brackets, and incorporated herein by reference.
4.	11	Registration Rights Agreement, dated May 9, 2000, between HEARx Ltd. and each of the purchasers set forth on the signatures pages thereto. [4.2]. Filed as an exhibit to the Company’s Current Report on Form 8-K, filed May 9, 2000, as the exhibit number indicated in brackets, and incorporated herein by reference.
4.	12	Form of Placement Agent Warrant (to purchase up to 203,390 shares of Common Stock at an exercise price equal to $4.46 per share). [4.3]. Filed as an exhibit to the Company’s Current Report on Form 8-K, filed May 9, 2000, as the exhibit number indicated in brackets, and incorporated herein by reference.
*5.	1	Opinion of Bryan Cave LLP, regarding the legality of the securities being registered.
8.	1	Opinion of Bryan Cave LLP as to tax matters.
8.	2	Opinion of Fraser Milner Casgrain LLP as to tax matters.
9.	1	Form of Voting and Exchange Trust Agreement among HEARx Ltd., HEARx Canada Inc., HEARx Acquisition ULC and Computer Share Trust Company of Canada (included as Annex C to the joint proxy statement/prospectus).
10.	1	Form of Consulting Agreement, dated January 1, 1987, as of June 1, 1986, by and between HEARx Ltd. and each of the members of the Company’s Scientific Advisory Board. [10.1]. Filed as an exhibit to the Company’s Registration Statement on Form S-18 (Registration No. 33-17041-NY), filed September 4, 1987, as the exhibit number indicated in brackets, and incorporated herein by reference.
10.	2	HEARx Ltd. 1987 Stock Option Plan. [10.11].# Filed as an exhibit to the Company’s Registration Statement on Form S-18 (Registration No. 33-17041-NY), filed September 4, 1987, as the exhibit number indicated in brackets, and incorporated herein by reference.
10.	3	(a) HEARx Ltd. Stock Option Plan for Non-Employee Directors and (b) Form of Option Agreement. [10.35] [10.48].# Filed as an exhibit to Post-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-18, filed on October 16, 1987, as the exhibit number indicated in brackets, and incorporated herein by reference.
10.	4	1995 Flexible Employee Stock Plan [4].# Filed as an exhibit to the Company’s 1995 Proxy Statement, filed on May 15, 1995, as the exhibit number indicated in brackets, and incorporated herein by reference.
10.	5	Executive Employment Agreement, dated December 14, 1999, with Dr. Paul A. Brown. [10.10]. Filed as an exhibit to the Company’s Annual Report on Form 10-K, filed March 28, 2000, as the exhibit number indicated in brackets, and incorporated herein by reference.
10.	6	Executive Employment Agreement, dated December 14, 1999, with Stephen J. Hansbrough. [10.11]. Filed as an exhibit to the Company’s Annual Report on Form 10-K, filed March 28, 2000, as the exhibit number indicated in brackets, and incorporated herein by reference.

Exhibit No.		Description

10.	7	Letter of Intent dated April 23, 2001 by and between HEARx Ltd and Siemens Hearing Instruments, Inc. [10.1]. Filed as an exhibit to the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2001, as the exhibit number indicated in brackets, and incorporated herein by reference.
10.	8	Stockholders Agreement, dated July 27, 2001, between HEARx Ltd. and each stockholder set forth on the signature pages thereto (included as Annex E to the joint proxy statement/ prospectus).
10.	9	Form of HearUSA 2002 Flexible Stock Plan.#
10.	10	Credit Agreement, dated December 7, 2001, between HEARx Ltd. and Siemens Hearing Instruments, Inc. [10.1]. Filed as an exhibit to the Company’s Current Report on Form 8-K, filed December 26, 2001, as the exhibit number indicated in brackets, and incorporated by reference herein.
10.	11	Security Agreement, dated December 7, 2001, between HEARx Ltd. and Siemens Hearing Instruments, Inc. [10.2]. Filed as an exhibit to the Company’s Current Report on Form 8-K, filed December 26, 2001, as the exhibit number indicated in brackets, and incorporated by reference herein.
10.	12	Supply Agreement, dated December 7, 2001, between HEARx Ltd. and Siemens Hearing Instruments, Inc. [10.3]. Filed as an exhibit to the Company’s Current Report on Form 8-K, filed December 26, 2001, as the exhibit number indicated in brackets, and incorporated by reference herein.**
10.	13	Exchange and Redemption Agreement, dated December 4, 2001, between HEARx Ltd. and Advantage Fund II Ltd. [10.1]. Filed as an exhibit to the Company’s Current Report on Form 8-K, filed December 26, 2001, as the exhibit number indicated in brackets, and incorporated by reference herein.
10.	14	Escrow Agreement, dated December 13, 2001, by and among HEARx Ltd., Advantage Fund II Ltd. and American Stock Transfer & Trust Company, as Escrow Agent. [10.2]. Filed as an exhibit to the Company’s Current Report on Form 8-K, filed December 26, 2001, as the exhibit number indicated in brackets, and incorporated by reference herein.
10.	15	Registration Rights Agreement, dated December 13, 2001, between HEARx Ltd. and Advantage Fund II Ltd. [10.3]. Filed as an exhibit to the Company’s Current Report on Form 8-K, filed December 26, 2001, as the exhibit number indicated in brackets, and incorporated by reference herein.
10.	16	Release, dated December 13, 2001, between HEARx Ltd. and Advantage Fund II Ltd. [10.4]. Filed as an exhibit to the Company’s Current Report on Form 8-K, filed December 26, 2001, as the exhibit number indicated in brackets, and incorporated by reference herein.
10.	17	Subscription Agreement, dated January 14, 2002, between HEARx Ltd. and Helix Hearing Care of America Corp.***
21		List of subsidiaries. [21] Filed as an exhibit to the Company’s Annual Report on Form 10-K, filed March 23, 2001, as the exhibit number indicated in brackets, and incorporated herein by reference.
*23.	1	Consent of Bryan Cave LLP (included in Exhibit 5.1).
23.	2	Consent of Fraser Milner Cosgrain (included in Exhibit 8.2).
23.	3	Consent of BDO Seidman, LLP.
23.	4	Consent of Deloitte & Touche LLP.
23.	5	Consent of Demers Beaulne & Associés.
23.	6	Consent of PriceWaterhouseCoopers LLP.
23.	7	Consent of Raymond James & Associates, Inc.
23.	8	Consent of Ernst & Young Corporate Finance Inc.
23.	9	Consent of Yorkton Securities Inc.
24.	1	Power of Attorney (included on signature page).***
99.	1	Form of Proxy Card for HEARx Ltd.
99.	2	Form of Proxy Card for Helix Hearing Care of America Corp.***

Exhibit No.		Description

99.	3	Form of Support Agreement among HEARx Ltd., HEARx Canada Inc. and HEARx Acquisition ULC (included as Annex D to the joint proxy statement/ prospectus).

*	To be filed by amendment.

**	HEARx Ltd. has requested confidential treatment for certain portions of this exhibit.

***	Previously filed.

#	Denotes compensatory plan or arrangement for Company Officer or Director.

(b)  Financial Statement Schedules

Schedule II — Valuation and Qualifying Accounts

	Balance at			Balance at
	Beginning			End
	of Period	Additions	Deductions	of Period

December 29, 2000
Allowance for doubtful accounts	$535,609	$377,500	$(700,452)(1)	$212,657

Allowance for sales returns	$497,412	$275,564		$772,976
December 31, 1999
Allowance for doubtful accounts	$588,509	$568,135	$(621,035)(1)	$535,609

Allowance for sales returns	$300,708	$196,704		$497,412
December 25, 1998
Allowance for doubtful accounts	$246,371	$553,467	$(211,329)(1)	$588,509

Allowance for sales returns	$199,944	$100,764		$300,708

(1) Uncollectible accounts written off, net of recoveries.

(c)  Reports, Opinions or Appraisals

      The fairness opinions of Raymond James Associates, Inc., Ernst & Young Corporate Finance Inc. and Yorkton Securities Inc. are included in the joint proxy statement/prospectus as Appendices G, H and I.

Item 22.  Undertakings

(a) HEARx hereby undertakes as follows:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) If the registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act of Rule 3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in Form F-3.

(b) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(c) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (b) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(e) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 2 to this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of West Palm Beach, State of Florida, on the 11th day of February, 2002.

HEARx Ltd.

By	/s/ PAUL A. BROWN

Name: Paul A. Brown, M.D.
Title: Chairman and Chief Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ PAUL A. BROWN Paul A. Brown, M.D.	Chairman of the Board, Chief Executive Officer and Director	February 11, 2002

/s/ STEPHEN J. HANSBROUGH Stephen J. Hansbrough	President, Chief Operating Officer and Director	February 11, 2002

/s/ JAMES W. PEKLENK James W. Peklenk	Vice President-Finance and Chief Financial Officer (principal accounting officer)	February 11, 2002

* Joseph L. Gitterman, III	Director	February 11, 2002

* David J. McLachlan	Director	February 11, 2002

* Thomas W. Archibald	Director	February 11, 2002

*By: /s/ PAUL A. BROWN Paul A. Brown, (Attorney-in-Fact)